As filed with the Securities and Exchange Commission on May 13, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NavSight Holdings, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6770	85-1276957
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12020 Sunrise Valley Drive

Suite 100

Reston, Virginia 20191

(571) 500-2236

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert Coleman

Chief Executive Officer

NavSight Holdings, Inc.

12020 Sunrise Valley Drive

Suite 100

Reston, Virginia 20191

(571) 500-2236

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William N. Haddad, Esq. Wallace Christner, Esq. Venable LLP 1270 Avenue of the Americas New York, NY 10020 (212) 307-5500	Ananda Martin, Esq. General Counsel and Corporate Secretary Spire Global, Inc. 8000 Towers Crescent Drive Suite 1225 Vienna, Virginia 22182 (202) 301-5127	Andrew T. Hill, Esq. Ethan P. Lutske, Esq. Richa Sharma, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the Business Combination described in the enclosed proxy statement/prospectus/information statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, par value $0.0001 per share	134,000,000(1)	$9.90	$1,326,600,000.00	$144,732.06

(1)

Based on the estimated maximum number of shares of Class A common stock, par value $0.0001 per share (“NavSight Class A Common Stock”), of the registrant (“NavSight”) to be issued, or issuable, to the holders of common stock (including common stock resulting from the exercise of warrants to purchase common stock of Spire Global, Inc. (“Spire”) and the conversion of existing convertible promissory notes) and preferred stock or are subject to options of Spire that are to be assumed by NavSight upon consummation of the Business Combination described herein, including shares issuable under certain earnout provisions pursuant to the Business Combination Agreement and as described herein.

(2)

Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 134,000,000 shares of NavSight Class A Common Stock, the maximum number of shares of NavSight Class A Common Stock that may be issued in the Business Combination in exchange for cancelled shares of Spire Common Stock, Spire Preferred Stock, or are subject to options or other equity-based awards that are to be assumed by NavSight in the Business Combination (calculated as shown in note (1) above) and (ii) $9.90, the average of the high and low trading prices of NavSight Class A Common Stock on May 10, 2021 (within five business days prior to the date of this registration statement).

(3)

Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001091. All securities being registered will be issued by NavSight Holdings, Inc., the continuing entity following the business combination, which will be renamed Spire Global, Inc.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus/information statement is not complete and may be changed. The registrant may not sell the securities described in this preliminary proxy statement/prospectus/information statement until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus/information statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY - SUBJECT TO COMPLETION, DATED                     , 2021

PROXY STATEMENT FOR

SPECIAL MEETING OF STOCKHOLDERS OF

NAVSIGHT HOLDINGS, INC.

(A DELAWARE CORPORATION)

PROSPECTUS FOR SHARES OF CLASS A COMMON STOCK OF NAVSIGHT HOLDINGS, INC., THE CONTINUING ENTITY, WHICH WILL BE RENAMED “SPIRE GLOBAL, INC.” IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

The board of directors of NavSight Holdings, Inc., a Delaware corporation “NavSight,” “we,” or “our” and, following the Closing, as described below, “New Spire”), has unanimously approved (i) the merger of NavSight Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NavSight (“Merger Sub”) with and into Spire Global, Inc., a Delaware corporation (“Spire,” and such merger, the “Merger”), with Spire surviving the Merger as a wholly owned subsidiary of NavSight, pursuant to the terms of the Business Combination Agreement, dated as of February 28, 2021 (the “Business Combination Agreement”), by and among NavSight, Merger Sub, Spire and certain of Spire’s stockholders (the “Founders”) (the Merger and the other transactions contemplated by the Business Combination Agreement are collectively herein referred to as the “Business Combination”), attached to this proxy statement/prospectus/information statement as Annex A, as more fully described elsewhere in this proxy statement/prospectus/information statement; and (ii) the other transactions contemplated by the Business Combination Agreement. In connection with the Business Combination, NavSight will change its name to “Spire Global, Inc.”

As a result of and upon the closing of the Business Combination (the “Closing”), among other things, (i) each share of outstanding capital stock of Spire (the “Spire Capital Stock”), including shares of Spire Capital Stock issued pursuant to the conversion of Spire Notes immediately prior to Closing, will be cancelled and converted into (a) the right to receive at Closing a number of shares of New Spire Class A Common Stock equal to the “Per Share Closing Consideration” calculated in accordance with the Business Combination Agreement and (b) the contingent earnout right to receive a number of shares of New Spire Class A Common Stock equal to the “Per Share Earnout Consideration,” payable in four equal tranches if the trading price of the New Spire Class A Common Stock is greater than or equal to $13.00, $16.00, $19.00, or $22.00 for any 20 trading days within any 30 consecutive trading day period on or prior to the date that is five years following the date of the Business Combination Agreement, as adjusted based on the formula set forth in the Business Combination Agreement with respect to the portion of earnout value allocated to holders of options to purchase shares of Spire Common Stock (“Spire Options”) assumed by NavSight, (ii) all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to the “Option Exchange Ratio” calculated in accordance with the Business Combination Agreement, (iii) all Spire Warrants (as defined below) outstanding as of immediately prior to the Closing Date will either be cancelled and “net” exercised in exchange for shares of New Spire Class A Common Stock, or assumed by New Spire and converted into warrants that are exercisable for a number of shares of Class A Common Stock determined by reference to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement, and (iv) the Founders (as defined in the Business Combination Agreement) are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. Based on the aggregate number of shares of Spire Capital Stock and shares issuable pursuant to the exercise of vested Spire Options, Spire Warrants and conversion of Spire Notes outstanding as of March 31, 2021 (assuming, in the case of the Spire Notes, that the Closing occurs on August 1, 2021), the Per Share Closing Consideration would be 1.726 and the Option Exchange Ratio would be 1.850, on the terms and subject to the conditions set forth in the Business Combination Agreement. The estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration. For additional information on the Business Combination Agreement, the calculations of the Per Share Closing Consideration and the Option Exchange Ratio and consideration being paid to the stockholders of Spire, see the section titled “BCA Proposal—Business Combination Agreement” in the accompanying proxy statement/prospectus/information statement.

In connection with the execution of the Business Combination Agreement, NavSight entered into subscription agreements with certain accredited investors (the “PIPE Subscription Agreements”), pursuant to which such investors have agreed to purchase at the Closing an aggregate of 24,500,000 shares of New Spire Class A Common Stock at $10.00 per share for an aggregate purchase price of $245,000,000 (together, the “PIPE Investment”), which includes 1,000,000 shares of New Spire Class A Common Stock that Robert Coleman and Jack Pearlstein, directors and officers of NavSight, have agreed to purchase. The obligations of each party to consummate the PIPE Investment are conditioned upon, among other things, customary closing conditions and the consummation of the Business Combination.

NavSight’s units, NavSight Class A Common Stock and NavSight’s public warrants are currently listed on the New York Stock Exchange under the symbols “NSH.U,” “NSH” and “NSH.WS,” respectively. NavSight will apply to list the New Spire Class A Common Stock and public warrants on the New York Stock Exchange under the symbols “SPIR” and “SPIR.WS,” respectively, upon the Closing. Upon the Closing, NavSight’s units will separate into the component securities and will no longer trade as a separate security.

This proxy statement/prospectus/information statement provides stockholders of NavSight with detailed information about the proposed business combination and other matters to be considered at the special meeting of stockholders of NavSight. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus/information statement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus/information statement is dated             , 2021, and is first being mailed to NavSight’s stockholders on or about             , 2021.

NAVSIGHT HOLDINGS, INC.

12020 Sunrise Valley Drive

Suite 100

Reston, Virginia 20191

Dear NavSight Holdings, Inc. Stockholders:

You are cordially invited to attend the special meeting of stockholders (including any adjournments, postponements, or other delays thereof, the “special meeting”) of NavSight Holdings, Inc., a Delaware corporation (“NavSight”), at                     , on                     , 2021, virtually via live webcast at                     , or at such other time, on such other date and at such other place to which the meeting may be adjourned, postponed, or otherwise delayed.

At the special meeting, NavSight stockholders will be asked to consider and vote upon a proposal, which is referred to herein as the “BCA Proposal,” to approve and adopt the Business Combination Agreement, dated as of February 28, 2021 (as the same may be amended, the “Business Combination Agreement”), by and among NavSight, NavSight Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NavSight (“Merger Sub”), Spire Global, Inc., a Delaware corporation (“Spire”), and the Founders (as defined in the Business Combination Agreement), a copy of which is attached to the accompanying proxy statement/prospectus/information statement as Annex A. The Business Combination Agreement provides that, among other things, (i) Merger Sub will merge with and into Spire, the separate corporate existence of Merger Sub will cease, and Spire will continue as the surviving corporation in the Merger and a wholly owned subsidiary of NavSight (the “Merger” and together with other transactions contemplated by the Business Combination Agreement, the “Business Combination”) and (ii) NavSight will change its name to “Spire Global, Inc.” (“New Spire”), in accordance with the terms and subject to the conditions of the Business Combination Agreement, as more fully described elsewhere in the accompanying proxy statement/prospectus/information statement.

You will also be asked to consider and vote upon (i) four separate proposals to approve material differences between the current certificate of incorporation and the current bylaws of NavSight (as may be amended from time to time, the “Organizational Documents”) and the proposed certificate of incorporation and the proposed bylaws of New Spire (collectively, the “Organizational Documents Proposals”), (ii) a proposal to elect five directors who, upon consummation of the Business Combination, will be the directors of New Spire (the “Director Election Proposal”), (iii) a proposal to approve for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of more than 20% of the issued and outstanding shares of New Spire Common Stock pursuant to the Business Combination Agreement, including the issuance of New Spire Class A Common Stock in the Merger (including the Earnout (as defined below)), the issuance of shares of New Spire Class A Common Stock to certain accredited investors pursuant to the PIPE Investment (as defined below), and the sale and issuance of shares of New Spire Class B Common Stock to the Founders (the “Stock Issuance Proposal”), (iv) a proposal to approve and adopt the Spire Global, Inc. 2021 Equity Incentive Plan (the “Equity Incentive Plan Proposal”), (v) a proposal to approve and adopt the Spire Global, Inc. 2021 Employee Stock Purchase Plan (the “ESPP Proposal”) and (vi) a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more proposals at the special meeting (the “Adjournment Proposal”). The Business Combination will be consummated only if the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the ESPP Proposal (collectively, the “Condition Precedent Proposals”) are approved at the special meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal. Each of these Proposals is more fully described in the accompanying proxy statement/prospectus/information statement, which each stockholder is encouraged to read carefully and in its entirety.

As further described in the accompanying proxy statement/prospectus/information statement, subject to the terms and conditions of the Business Combination Agreement, as a result of and upon the closing of the transactions contemplated by the Business Combination Agreement and all related documents (the “Closing”), among other things, (i) each share of outstanding capital stock of Spire (the “Spire Capital Stock”) including shares of Spire Capital Stock issued pursuant to the conversion of Spire Notes immediately prior to Closing, will be cancelled and converted into (a) the right to receive a number of shares of New Spire Class A Common Stock equal to the “Per Share Closing Consideration” calculated in accordance with the Business Combination Agreement and (b) the contingent earnout right to receive a number of shares of New Spire Class A Common Stock equal to the “Per Share Earnout Consideration,” payable in four equal tranches if the trading price of the New Spire Class A Common Stock is greater than or equal to $13.00, $16.00, $19.00, or $22.00 for any 20 trading days within any 30 consecutive trading day period on or prior to the date that is five years following the date of the Business Combination Agreement, as adjusted based on the formula set forth in the Business Combination Agreement with respect to the portion of earnout value allocated to holders of Spire Options assumed by NavSight pursuant to the

Business Combination, (ii) all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to the “Option Exchange Ratio” calculated in accordance with the Business Combination Agreement, (iii) all Spire Warrants outstanding as of immediately prior to the Closing will either be cancelled and “net” exercised in exchange for shares of New Spire Class A Common Stock or assumed by New Spire and converted into warrants that are exercisable for a number of shares of Class A Common Stock determined by reference to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement, and (iv) the Founders (as defined in the Business Combination Agreement) are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. Based on the aggregate number of shares of Spire Capital Stock and shares issuable pursuant to the exercise of vested Spire Options, Spire Warrants and conversion of Spire Notes outstanding as of March 31, 2021 (assuming, in the case of the Spire Notes, that the Closing occurs on August 1, 2021), the Per Share Closing Consideration would be 1.726 and the Option Exchange Ratio would be 1.850, on the terms and subject to the conditions set forth in the Business Combination Agreement. The estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration. For additional information on the Business Combination Agreement, the calculations of the Per Share Closing Consideration and the Option Exchange Ratio and consideration being paid to the stockholders of Spire, see the section titled “BCA Proposal—Business Combination Agreement” in the accompanying proxy statement/prospectus/information statement.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the date of the Closing of the Business Combination (the “Closing Date”), including (i) the Voting and Support Agreements, (ii) the Voting and Non-Redemption Agreements, (iii) the Investor Rights Agreement, and (iv) the PIPE Subscription Agreements. For additional information, see the section titled “BCA Proposal—Related Agreements” in the accompanying proxy statement/prospectus/information statement.

Pursuant to the Organizational Documents, a holder (a “Public Stockholder”) of shares of NavSight Class A Common Stock sold as part of the Units in its initial public offering (“Public Shares”), which excludes shares held by Six4 Holdings, LLC, a Delaware limited liability company (the “Sponsor”), may request that NavSight redeem all or a portion of such Public Stockholder’s Public Shares for cash if the Business Combination is consummated. To the extent holders of Units have not already elected to separate their respective Units, they must elect to separate the Units into the underlying Public Shares and warrants included in the Units sold in NavSight’s initial public offering, each of which is exercisable for one share of NavSight Class A Common Stock, in accordance with its terms (“Public Warrants”) prior to exercising redemption rights with respect to the public shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public Stockholders may elect to redeem their Public Shares even if they vote “for” the BCA Proposal or any other Condition Precedent Proposal. If the Business Combination is consummated, and if a Public Stockholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to AST, NavSight’s transfer agent, Spire will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our IPO (the “trust account”), calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the trust account and not previously released to NavSight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses). For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding Public Share. If a Public Stockholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. For additional information regarding the procedures for exercising redemption rights, see the section titled “Special Meeting of NavSight—Redemption Rights” in the accompanying proxy statement/prospectus/information statement.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Stockholders have agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of NavSight Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight, in favor of the Proposals, including approval of Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, regardless of how the Public Stockholders vote, in each case, subject to the terms and conditions contemplated by the Voting and Non-Redemption Agreements, each dated as of February 28, 2021, the form of which is attached as Annex F to this proxy statement/prospectus/information statement (the “Voting and Non-Redemption Agreement”). The shares held by the Initial Stockholders will be excluded from the pro rata calculation used to determine the per-share redemption price.

Additionally, certain Spire Stockholders entered into Voting and Support Agreements, the form of which is attached to this proxy statement/prospectus/information statement as Annex G, pursuant to which such stockholders agreed to vote all of their respective shares of Spire Capital Stock in favor of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, representing in the aggregate, approximately 33% of the outstanding shares of Spire Capital Stock, on an as-converted to Spire Common Stock basis, and approximately 22% of the outstanding shares of Spire Preferred Stock, on an as-converted to Spire Common Stock basis, as of March 31, 2021.

The Business Combination Agreement provides that the obligations of Spire to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the Trust Account, after deducting the amount required to satisfy NavSight’s obligations to its stockholders (if any) that exercise their rights to redeem their Public Shares pursuant to the Organizational Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the Trust Account and (ii) transaction expenses of Spire or NavSight) (such amount, the “Trust Amount”), plus the amount of the PIPE Investment actually received by NavSight at or prior to the Closing Date (as defined herein) is at least equal to $225,000,000 (the “Minimum Cash Condition”). This condition is for the sole benefit of Spire. If such condition is not met, and such condition is not or cannot be waived under the terms of the Business Combination Agreement, then the Business Combination Agreement could terminate, and the proposed Business Combination may not be consummated. In addition, pursuant to the Organizational Documents, in no event will NavSight redeem Public Shares in an amount that would cause NavSight’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus/information statement (including the absence of a material adverse effect on Spire and the approval of the Business Combination Agreement and the transactions contemplated thereby, by (i) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Spire Capital Stock voting as a single class and on an as-converted basis and (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Spire Preferred Stock, voting as a single class and on an as-converted basis.

NavSight is providing the accompanying proxy statement/prospectus/information statement and accompanying proxy card to NavSight’s stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournments of the special meeting. Information about the special meeting, the Business Combination and other related business to be considered by NavSight’s stockholders at the special meeting is included in the accompanying proxy statement/prospectus/information statement. Whether or not you plan to virtually attend the special meeting, all of NavSight’s stockholders are urged to read the accompanying proxy statement/prospectus/information statement, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus/information statement.

After careful consideration, the board of directors of NavSight has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other Proposals presented to NavSight’s stockholders in the accompanying proxy statement/prospectus/information statement. When you consider the recommendation of these Proposals by the board of directors of NavSight, you should keep in mind that NavSight’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors and Executive Officers in the Business Combination” in the accompanying proxy statement/prospectus/information statement.

The approval of each of the Proposals requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Your vote is very important. Whether or not you plan to virtually attend the special meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus/information statement to make sure that your shares are represented at the special meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the special meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus/information statement.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the Proposals presented at the special meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. If you are a stockholder of record and you virtually attend the special meeting and wish to vote, you may withdraw your proxy and vote virtually.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NAVSIGHT’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE GENERAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

On behalf of NavSight’s board of directors, I would like to thank you for your support and look forward to the successful completion of the Business Combination.

Sincerely,

Robert Coleman

Chief Executive Officer and Chairman of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus/information statement is dated                     , 2021 and is first being mailed to stockholders on or about                     , 2021.

NAVSIGHT HOLDINGS, INC.

12020 Sunrise Valley Drive

Suite 100

Reston, Virginia 20191

NOTICE OF SPECIAL MEETING

TO BE HELD ON                     , 2021

TO THE STOCKHOLDERS OF NAVSIGHT HOLDINGS, INC.:

NOTICE IS HEREBY GIVEN that a special meeting (the “special meeting”) of NavSight Holdings, Inc., a Delaware corporation (“NavSight”), will be held at             ,             , on             , 2021 virtually via live webcast at             . You are cordially invited to attend the special meeting, which will be held for the following purposes:

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Proposal No. 1—The BCA Proposal—to consider and vote upon a proposal to approve the Business Combination Agreement, dated as of February 28, 2021 (the “Business Combination Agreement”), by and among NavSight, NavSight Merger Sub, Inc., Spire Global, Inc., and the Founders (as defined in the Business Combination Agreement), a copy of which is attached to this proxy statement/prospectus/information statement as Annex A. The Business Combination Agreement provides that, as a result of and upon the closing of the transactions contemplated by the Business Combination agreement and all related documents (the “Closing”), among other things, (i)(a) Merger Sub will merge with and into Spire, the separate corporate existence of Merger Sub will cease, and Spire will continue as the surviving corporation in the Merger and a wholly owned subsidiary of NavSight and (b) NavSight will change its name to “Spire Global, Inc.,” (ii) each share of outstanding Spire Capital Stock, including shares of Spire Capital Stock issued pursuant to the conversion of Spire Notes immediately prior to Closing, will be cancelled and converted into a number of shares of New Spire Class A Common Stock equal to the “Per Share Closing Consideration” calculated in accordance with the Business Combination Agreement and (b) the contingent earnout right to receive a number of shares of New Spire Class A Common Stock equal to the “Per Share Earnout Consideration,” payable in four equal tranches if the trading price of New Spire Class A Common Stock is greater than or equal to $13.00, $16.00, $19.00, or $22.00 for any 20 trading days within any 30 consecutive trading day period on or prior to the date that is five years following the date of the Business Combination Agreement, as adjusted based on the formula set forth in the Business Combination Agreement with respect to the portion of earnout value allocated to holders of Spire Options assumed by NavSight pursuant to the Business Combination, (iii) all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to the “Option Exchange Ratio” calculated in accordance with the Business Combination Agreement, (iv) all Spire Warrants outstanding as of immediately prior to the Closing Date will either be cancelled and “net” exercised in exchange for shares of New Spire Class A Common Stock, or assumed by New Spire and converted into warrants that are exercisable for a number of shares of Class A Common Stock determined by reference to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement, and (v) the Founders (as defined in the Business Combination Agreement) are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. Based on the aggregate number of shares of Spire Capital Stock and shares issuable pursuant to the exercise of vested Spire Options, Spire Warrants and conversion of Spire Notes outstanding as of March 31, 2021 (assuming, in the case of the Spire Notes, that the Closing occurs on August 1, 2021), the Per Share Closing Consideration would be 1.726 and the Option Exchange Ratio would be 1.850, on the terms and subject to the conditions set forth in the Business Combination Agreement. The estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration (the “BCA Proposal”);

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Organizational Documents Proposals—to consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve the following material differences between the current certificate of incorporation and the current bylaws of NavSight (as may be amended from time to time, the “Organizational Documents”) and the proposed new certificate of incorporation (“Proposed Certificate of Incorporation”) and the proposed new bylaws (“Proposed Bylaws”) of NavSight, which will be renamed “Spire Global, Inc.” in connection with the Business Combination (NavSight after the Business Combination, including after such change of name, as applicable, is referred to herein as “New Spire”):

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Proposal No. 2—Organizational Documents Proposal A—to authorize an increase in the authorized shares of NavSight Common Stock and NavSight Preferred Stock (this proposal is referred to herein as “Organizational Documents Proposal A”);

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Proposal No. 3—Organizational Documents Proposal B—to authorize certain changes to NavSight’s dual class structure, including providing that the New Spire Class B Common Stock will have nine votes per share on each matter properly submitted to stockholders entitled to vote (this proposal is referred to herein as “Organizational Documents Proposal B”);

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Proposal No. 4—Organizational Documents Proposal C—to provide that the New Spire Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (this proposal is referred to herein as “Organizational Documents Proposal C”); and

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Proposal No. 5—Organizational Documents Proposal D —to authorize all other changes in connection with the replacement of the Organizational Documents with the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C, respectively), including (i) changing New Spire’s name to “Spire Global, Inc.,” (ii) eliminating the waiver of corporate opportunity doctrine under the DGCL, and (iii) adopting Delaware as the exclusive forum for certain stockholder litigation, all of which the NavSight Board believes is necessary to adequately address the needs of New Spire after the Business Combination (this proposal is referred to herein as the “Organizational Documents Proposal D”);

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Proposal No. 6—Director Election Proposal—to consider and vote upon a proposal, assuming the BCA Proposal and the Organizational Documents Proposals are approved, to elect five directors who, upon consummation of the Business Combination, will be the directors of New Spire (this proposal is referred to herein as the “Director Election Proposal”);

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Proposal No. 7—The Stock Issuance Proposal—to consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of more than 20% of the issued and outstanding shares of New Spire Common Stock pursuant to the transactions contemplated by the Business Combination Agreement, including the issuance of New Spire Class A Common Stock in the Merger (including the Earnout), the issuance of shares of New Spire Class A Common Stock to certain accredited investors pursuant to the PIPE Investment, and the sale and issuance of shares of New Spire Class B Common Stock to the Founders (this proposal is referred to herein as the “Stock Issuance Proposal”);

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Proposal No. 8—The Equity Incentive Plan Proposal—to consider and vote upon a proposal to approve the Spire Global, Inc. 2021 Equity Incentive Plan (this proposal is referred to herein as the “Equity Incentive Plan Proposal”);

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Proposal No. 9—The ESPP Proposal—to consider and vote upon a proposal to approve the Spire Global, Inc. 2021 Employee Stock Purchase Plan (this proposal is referred to herein as the “ESPP Proposal”); and

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Proposal No. 10—The Adjournment Proposal—to consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more Proposals at the special meeting (this proposal is referred to herein as the “Adjournment Proposal”).

Each of Proposals No. 1 through 9 is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement.

These items of business are described in this proxy statement/prospectus/information statement, which we encourage you to read carefully and in its entirety before voting.

Only holders of record of shares at the close of business on             , 2021 are entitled to notice of and to vote and have their votes counted at the special meeting and any adjournment of the special meeting. The special meeting will also be held virtually and will be conducted via live webcast at the following address:             .

This proxy statement/prospectus/information statement and accompanying proxy card is being provided to NavSight’s stockholders in connection with the solicitation of proxies to be voted at the special meeting and at any adjournment of the special meeting. Whether or not you plan to virtually attend the special meeting, all of NavSight’s stockholders are urged to read this proxy statement/prospectus/information statement, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus/information statement.

After careful consideration, the board of directors of NavSight has unanimously approved the Business Combination and unanimously recommends that stockholders vote “FOR” adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other Proposals presented to NavSight’s stockholders in this proxy statement/prospectus/information statement. When you consider the recommendation of these Proposals by the board of directors of NavSight, you should keep in mind that NavSight’s directors and officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors and Executive Officers in the Business Combination” in this proxy statement/prospectus/information statement.

Pursuant to the Organizational Documents, a holder of Public Shares (as defined herein) (a “Public Stockholder”) may request of NavSight that New Spire redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

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(a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•	submit a written request to American Stock Transfer & Trust Company, LLC (“AST”), NavSight’s transfer agent, that New Spire redeem all or a portion of your Public Shares for cash; and

•	deliver your Public Shares to AST physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to                     , on                     , 2021 (two business days before the special meeting) in order for their shares to be redeemed.

To the extent holders of Units have not already done so, they must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact AST directly and instruct them to do so. Public Stockholders may elect to redeem Public Shares regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a Public Stockholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to AST, New Spire will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of our IPO (the “trust account”), calculated as of two business days prior to the consummation of the

Business Combination, including interest earned on the funds held in the trust account and not previously released to NavSight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses). For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding Public Share. If a Public Stockholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. For additional information regarding the procedures for exercising redemption rights, see the section titled “Special Meeting of NavSight—Redemption Rights” in this proxy statement/prospectus/information statement.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Six4 Holdings, LLC, a Delaware limited liability company and stockholder of NavSight (the “Sponsor”), and each independent director of NavSight have agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of NavSight Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight, in favor of the Proposals, including approval of Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, regardless of how the Public Stockholders vote, in each case, subject to the terms and conditions contemplated by the Voting and Non-Redemption Agreements, each dated as of February 28, 2021, the form of which is attached to this proxy statement/prospectus/information statement as Annex F (the “Voting and Non-Redemption Agreement”). The shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price.

The Business Combination Agreement provides that the obligations of Spire to consummate the Merger are conditioned on, among other things, that as of the Closing, the amount of cash available in the trust account, after deducting the amount required to satisfy NavSight’s obligations to its stockholders (if any) that exercise their rights to redeem their Public Shares pursuant to the Organizational Documents (but prior to the payment of any (i) deferred underwriting commissions being held in the trust account and (ii) transaction expenses of Spire or NavSight) (such amount, the “Trust Amount”) plus the amount of the PIPE Investment actually received by NavSight at or prior to the Closing Date (as defined herein) is at least equal to $225,000,000 (the “Minimum Cash Condition”). This condition is for the sole benefit of Spire. If such condition is not met, and such condition is not or cannot be waived under the terms of the Business Combination Agreement, then the Business Combination Agreement could terminate, and the proposed Business Combination may not be consummated. In addition, pursuant to the Organizational Documents, in no event will NavSight redeem Public Shares in an amount that would cause New Spire’s net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) to be less than $5,000,001.

The Business Combination Agreement is also subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus/information statement (including the absence of a material adverse effect on Spire and the approval of the Business Combination Agreement and the transactions contemplated thereby, by the (i) affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Spire Capital Stock voting as a single class and on an as-converted basis and (ii) the affirmative vote or written consent of the holders of at least a majority of the voting power of the outstanding Spire preferred stock, voting as a single class and on an as-converted basis.

The approval of each of the Proposals requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Your vote is very important. Please vote as soon as possible by following the instructions in this proxy statement/prospectus/information statement to make sure that your shares are represented at the special meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the special meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the special meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the Proposals presented at the special meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and will not be voted. An abstention or broker non-vote will be counted towards the quorum requirement but will not count as a vote cast at the special meeting. If you are a stockholder of record and you virtually attend the special meeting and wish to vote, you may withdraw your proxy and vote virtually.

Your attention is directed to the remainder of the proxy statement/prospectus/information statement following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the Proposals. You are encouraged to read this proxy statement/prospectus/information statement carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your shares, please contact D.F. King & Co, Inc. (“D.F. King”), our proxy solicitor, by calling (800) 207-3158 or banks and brokers can call collect at (212) 269-5550, or by emailing NSH@dfking.com.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors of NavSight Holdings, Inc.,

            , 2021

Robert Coleman

Chief Executive Officer and Chairman of the Board of Directors

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NAVSIGHT’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

REFERENCES TO ADDITIONAL INFORMATION	i
TRADEMARKS	i
SELECTED DEFINITIONS	i
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	v
QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF NAVSIGHT	vi
SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT	1
SELECTED HISTORICAL FINANCIAL INFORMATION OF NAVSIGHT	17
SELECTED HISTORICAL FINANCIAL INFORMATION OF SPIRE	18
MARKET PRICE AND DIVIDEND INFORMATION	20
RISK FACTORS	21
SPECIAL MEETING OF NAVSIGHT	80
BCA PROPOSAL	86
ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	124
ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING DUAL CLASS STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	125
ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS	128
ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS	130
DIRECTOR ELECTION PROPOSAL	132
STOCK ISSUANCE PROPOSAL	133
EQUITY INCENTIVE PLAN PROPOSAL	135
ESPP PROPOSAL	143
ADJOURNMENT PROPOSAL	148
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	149
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	156
INFORMATION ABOUT NAVSIGHT	173
NAVSIGHT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	186
INFORMATION ABOUT SPIRE	189
SPIRE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	205
MANAGEMENT OF NEW SPIRE FOLLOWING THE BUSINESS COMBINATION	224
EXECUTIVE COMPENSATION	230
BENEFICIAL OWNERSHIP OF SECURITIES	237
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	240
DESCRIPTION OF NEW SPIRE SECURITIES	245
SHARES ELIGIBLE FOR FUTURE SALE	258
FUTURE STOCKHOLDER PROPOSALS AND NOMINATIONS	259
STOCKHOLDER COMMUNICATIONS	259
LEGAL MATTERS	260
EXPERTS	260
DELIVERY OF DOCUMENTS TO STOCKHOLDERS	260
WHERE YOU CAN FIND MORE INFORMATION	260
INDEX TO FINANCIAL STATEMENTS	F-1

Annexes

Annex A	Business Combination Agreement
Annex B	Form of Proposed Certificate of Incorporation
Annex C	Form of Proposed Bylaws
Annex D	2021 Equity Incentive Plan
Annex E	2021 Employee Stock Purchase Plan
Annex F	Form of Voting and Non-Redemption Agreement
Annex G	Form of Voting and Support Agreement
Annex H	Form of PIPE Subscription Agreement
Annex I	Investor Rights Agreement
Annex J	Delaware General Corporation Law Section 262
Annex K	Appraisal Rights of Spire Stockholders

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus/information statement incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus/information statement. This information is available for you to review through the SEC’s website at www.sec.gov.

You may request copies of this proxy statement/prospectus/information statement and any of the documents incorporated by reference into this proxy statement/prospectus/information statement or other publicly available information concerning NavSight, without charge, by written request to Secretary at NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191, or by telephone request at (571) 500-2236; or D.F. King, NavSight’s proxy solicitor, by calling (800) 207-3158 or banks and brokers can call collect at (212) 269-5550, or by emailing NSH@dfking.com, or from the SEC through the SEC website at the address provided above.

In order for NavSight’s stockholders to receive timely delivery of the documents in advance of the special meeting of NavSight to be held on                     , 2021, you must request the information no later than                     , 2021, five business days prior to the date of the special meeting.

TRADEMARKS

This document contains references to trademarks and service marks belonging to other entities. Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus/information statement may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. NavSight does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

SELECTED DEFINITIONS

Unless otherwise stated in this proxy statement/prospectus/information statement or the context otherwise requires, references to:

“2012 Plan” are to the Spire Global, Inc. 2012 Stock Option and Grant Plan, as amended, supplemented or modified from time to time.

“2019 Spire Notes” are to subordinated convertible promissory notes issued by Spire from July 2019 through October 2020 in the aggregate principal amount of $42,883,674, all of which will automatically convert into shares of New Spire Class A Common Stock immediately prior to the Closing.

“2021 Plan” are to the Spire Global, Inc. 2021 Equity Incentive Plan attached to this proxy statement/prospectus/information statement as Annex D.

“2021 Spire Notes” are to subordinated convertible promissory notes issued by Spire from January 2021 through February 2021 in the aggregate principal amount of $20,000,000, all of which will automatically convert into shares of New Spire Class A Common Stock immediately prior to the Closing.

“AST” are to American Stock Transfer & Trust Company, LLC.

“Business Combination” are to the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” are to the Business Combination Agreement, dated as of February 28, 2021, as may be amended from time to time, among Spire, NavSight, Merger Sub, and the Founders.

“Code” are to the Internal Revenue Code of 1986, as amended.

“Condition Precedent Approvals” are to approval at the special meeting of the Condition Precedent Proposals.

“Condition Precedent Proposals” are to the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, and the ESPP Proposal.

i

“Closing” are to the closing of transactions contemplated by the Business Combination Agreement and all related documents, including the Merger, the PIPE Investment, and the Founders’ purchase of New Spire Class B Common Stock.

“Closing Date” are to the date on which the Closing occurs.

“Current NavSight Certificate of Incorporation” are to NavSight’s amended and restated certificate of incorporation as currently in effect.

“Current NavSight Bylaws” are to NavSight’s amended and restated bylaws as currently in effect.

“DGCL” are to the General Corporation Law of the State of Delaware.

“Effective Time” are to the time at which the Merger becomes effective upon the filing of a certificate of merger with Delaware.

“ESPP” are to the Spire Global, Inc. 2021 Employee Stock Purchase Plan attached to this proxy statement/prospectus/information statement as Annex E.

“Exchange Act” are to the Securities Exchange Act of 1934, as amended.

“Founders” are to Peter Platzer, Spire’s Chief Executive Officer, Theresa Condor, Spire’s Executive Vice President, General Manager of Orbital Services and Earth Intelligence, Jeroen Cappaert, Spire’s Chief Technology Officer, and Joel Spark, Spire’s VP, Space Systems.

“FP” are to FP Credit Partners, L.P.

“FP Stock Grant” are to 573,176 shares of New Spire Class A Common Stock to be issued to the Senior Lender pursuant to the FP Credit Agreement.

“FP Conversion Shares” are to shares of New Spire Class A Common Stock that may be issued to FP upon its election in connection with the conversion of a portion of its specified contractual returns, pursuant to the FP Credit Agreement. For purposes of this definition, assuming that the Closing occurs prior to May 31, 2022, and a Per Share Closing Consideration of 1.726, FP would receive 945,377 shares based on contractual returns of $17,500,000.

“FP Credit Agreement” are to the Loan and Security Agreement by and among Spire, certain lenders party thereto, FP Credit Partners, L.P., as agent for the lenders, and certain of Spire’s subsidiaries as guarantors, dated as of April 15, 2021.

“GAAP” are to accounting principles generally accepted in the United States.

“Initial Stockholders” are to the Sponsor and to the independent directors of NavSight, William P. Crowell, Henry A. Crumpton, and Gilman Louie.

“IPO” are to NavSight’s initial public offering of Units, consummated on September 9, 2020.

“JOBS Act” are to the Jumpstart Our Business Startups Act of 2012.

“Merger” are to the merger of Merger Sub with and into Spire, with Spire surviving the merger as a wholly owned subsidiary of NavSight.

“Merger Sub” are to NavSight Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of NavSight.

“NavSight” are to NavSight Holdings, Inc., a Delaware corporation.

“NavSight Board” are to the board of directors of NavSight, prior to the Business Combination.

“NavSight Capital Stock” are to NavSight Common Stock and NavSight Preferred Stock.

“NavSight Class A Common Stock” are to NavSight’s Class A common stock, par value $0.0001 per share, as in effect immediately prior to the Closing.

“NavSight Class B Common Stock” are to NavSight’s Class B common stock, par value $0.0001 per share, as in effect immediately prior to the Closing.

“NavSight Common Stock” are to the NavSight Class A Common Stock and NavSight Class B Common Stock.

“NavSight Preferred Stock” are to NavSight’s preferred stock, par value $0.0001 per share, as in effect immediately prior to the Closing.

“NavSight Warrants” are to the Public Warrants and the Private Placement Warrants.

“New Spire” are to the combined company after the Merger and name change from NavSight Holdings, Inc.

“New Spire Board” are to the board of directors of New Spire, immediately upon consummation of the Business Combination.

“New Spire Class A Common Stock” are to shares of New Spire Class A common stock, par value $0.0001 per share, which will be entitled to one vote per share.

“New Spire Class B Common Stock” are to shares of New Spire Class B common stock, par value $0.0001 per share, which will be entitled to nine votes per share.

“New Spire Common Stock” are to shares of both New Spire Class A Common Stock and New Spire Class B Common Stock.

“NYSE” are to the New York Stock Exchange.

“Organizational Documents” are to the Current NavSight Certificate of Incorporation and the Current NavSight Bylaws.

“PIPE Investment” are to commitments from the PIPE Investors to purchase 24,500,000 shares of New Spire Class A Common Stock for a purchase price of $10.00 per share, in a private placement.

“PIPE Investors” are to certain accredited investors that entered into the PIPE Subscription Agreements to participate in the PIPE Investment.

“PIPE Subscription Agreements” are to each of the Subscription Agreements between NavSight and the PIPE Investors pursuant to which the PIPE Investors agreed to purchase, in the aggregate, 24,500,000 shares of New Spire Class A Common Stock at $10.00 per share for an aggregate purchase price of $245,000,000, which includes the subscription by the Sponsor Related PIPE Investors of 1,000,000 shares of New Spire Class A Common Stock for an aggregate purchase price of $10,000,000.

“Private Placement Warrants” are to the 6,600,000 warrants issued to the Sponsor in a private placement in connection with the IPO, each exercisable to purchase one share of NavSight Class A Common Stock at $11.50 per share, at a price of $1.00 per warrant.

“Proposals” are to each of the Condition Precedent Proposals and the Adjournment Proposal.

“Proposed Bylaws” are to the proposed bylaws of New Spire which will be effective upon the Closing and are attached to this proxy statement/prospectus/information statement as Annex C.

“Proposed Certificate of Incorporation” are to the proposed certificate of incorporation of New Spire which will be effective upon the Closing and is attached to this proxy statement/prospectus/information statement as Annex B.

“Proposed Organizational Documents” are to the Proposed Certificate of Incorporation and the Proposed Bylaws.

“Public Shares” are to shares of NavSight Class A Common Stock sold as part of the Units in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Public Stockholders” are to the holders of the Public Shares.

“Public Warrants” are to the warrants included in the Units sold in the IPO, each of which is exercisable for one share of NavSight Class A Common Stock, in accordance with its terms.

“SEC” are to the U.S. Securities and Exchange Commission.

“Securities Act” are to the U.S. Securities Act of 1933, as amended.

“Spire” are to Spire Global, Inc., a Delaware corporation.

“Spire Board” are to the board of directors of Spire prior to the Business Combination.

“Spire Capital Stock” are to Spire Common Stock and Spire Preferred Stock.

“Spire Common Stock” are to Spire’s common stock, par value $0.0001 per share.

“Spire Notes” are to the 2019 Spire Notes and the 2021 Spire Notes.

“Spire Options” are to all outstanding options to purchase shares of Spire Common Stock, whether or not exercisable and whether or not vested, immediately prior to the Closing under the 2012 Plan or otherwise.

“Spire Stockholders” are to the holders of Spire Capital Stock immediately prior to the consummation of the Business Combination.

“Spire Preferred Stock” are to Spire’s Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock.

“Spire Warrants” are to all outstanding and unexercised warrants to purchase shares of Spire Capital Stock.

“Sponsor” are to Six4 Holdings, LLC, a Delaware limited liability company.

“Sponsor Related PIPE Investors” are to Robert Coleman and Jack Pearlstein.

“Trust Account” are to the trust account established pursuant to the Investment Management Trust Agreement by and between NavSight and AST, dated as of September 9, 2020.

“Units” are to units issued in the IPO, each consisting of one share of NavSight Class A Common Stock and one-half of one NavSight Warrant.

“Warrant Agreement” are to that certain Warrant Agreement by and between AST and NavSight dated September 9, 2020.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus/information statement contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations, including as they relate to the potential Business Combination, of NavSight Holdings, Inc. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this proxy statement/prospectus/information statement, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When NavSight discusses its strategies or plans, including as they relate to the potential Business Combination, it is making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, NavSight’s management.

Forward-looking statements in this proxy statement/prospectus/information statement and in any document incorporated by reference in this proxy statement/prospectus/information statement may include, for example, statements about:

•	expectations related to the terms and timing of the Business Combination and related transactions;

•

expectations related to the estimated conversion ratio at Closing, projected capitalization following the Closing, and estimated ownership and voting power of Founders, directors and officers, and other parties of New Spire following the Closing;

•	estimates around the redemption price of the Public Shares and the amount of redemption requests made by NavSight stockholders;

•	the expected directors and officers of New Spire following the Business Combination;

•	the expected benefits of the Business Combination and the combined company’s future performance;

•	New Spire’s financial and business performance following the Business Combination;

•

the projected financial information prepared by Spire’s management team in consideration of the Business Combination, such as projected revenues, projected customer acquisition, projected customer base, projected increases in market penetration, projected gross revenue retention and net revenue retention metrics, projected cost of goods sold, projected addition of sales and marketing personnel, and projected operating expenses to support projected levels of customer growth and to support a public company, among others;

•	changes in New Spire’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, and plans;

•	the implementation, market acceptance, and success of Spire’s business model;

•	the ability to develop new offerings, services, and features and bring them to market in a timely manner and make enhancements to its business;

•	the quality and effectiveness of Spire’s technology and its ability to accurately and effectively use data and engage in predictive analytics;

•	overall level of consumer demand for Spire’s products and offerings;

•	expectations and timing related to product launches;

•	expectations of achieving and maintaining profitability;

•	projections of total addressable markets, market opportunity, and market share;

•	Spire’s ability to acquire data sets, software, equipment, satellite components, and regulatory approvals from third parties;

•	Spire’s ability to expand its products and offerings internationally;

•	Spire’s ability to acquire new businesses or pursue strategic transactions;

•	Spire’s ability to protect patents, trademarks, and other intellectual property rights;

•	Spire’s ability to utilize potential net operating loss carryforwards;

•	developments and projections relating to Spire’s competitors and industries, such as the projected growth in demand for space-based data;

•	Spire’s ability to acquire new customers or obtain renewals, upgrades, or expansions from its existing customers;

•	Spire’s ability to compete with existing and new competitors in existing and new markets and offerings;

•	the conversion or planned repayment of Spire’s debt obligations;

•	Spire’s future capital requirements and sources and uses of cash;

•	Spire’s ability to obtain funding for its operations;

•	Spire’s business, expansion plans, and opportunities;

•	Spire’s expectations regarding regulatory approvals and authorizations;

•

the expectations regarding the effects of existing and developing laws and regulations, including with respect to regulations around satellites, intellectual property law, and privacy and data protection;

•	global and domestic economic conditions and their impact on demand for Spire’s markets and offerings; and

•	the impact of the COVID-19 pandemic, or a similar public health threat, on global capital and financial markets, general economic conditions in the United States, and Spire’s business and operations.

The forward-looking statements contained in this proxy statement/prospectus/information statement and in any document incorporated by reference in this proxy statement/prospectus/information statement are based on current expectations and beliefs concerning future developments and their potential effects on us or Spire. There can be no assurance that future developments affecting us or Spire will be those that NavSight or Spire have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond NavSight’s control or the control of Spire) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the section titled “Risk Factors” beginning on page 21 of this proxy statement/prospectus/information statement. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. NavSight and Spire undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Before any NavSight stockholder grants its proxy or instructs how its vote should be cast or votes on the Proposals, such stockholder should be aware that the occurrence of the events described in the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus/information statement may adversely affect us.

v

QUESTIONS AND ANSWERS FOR STOCKHOLDERS OF NAVSIGHT

The questions and answers below highlight only selected information from this document and only briefly address some commonly asked questions about the Proposals, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to NavSight’s stockholders. NavSight urges stockholders to read this proxy statement/prospectus/information statement, including the Annexes and the other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the special meeting, which will be held at                     , on             , 2021, virtually via live webcast. To participate in the special meeting, visit                      . You may register for the meeting as early as                     . If you hold your shares through a bank, broker or other nominee, you will need to take additional steps to participate in the meeting, as described in this proxy statement.

Q:	Why am I receiving this proxy statement/prospectus/information statement?

A:

NavSight is proposing to consummate the Business Combination in accordance with the terms of the Business Combination Agreement, that is described in this proxy statement/prospectus/information statement. The Business Combination Agreement provides that, as a result of and upon the Closing, among other things, (i)(a) Merger Sub will merge with and into Spire, the separate corporate existence of Merger Sub will cease, and Spire will continue as the surviving corporation in the Merger and a wholly owned subsidiary of NavSight and (b) NavSight will change its name to “Spire Global, Inc.,” (ii) each share of outstanding Spire Capital Stock, including shares of Spire Capital Stock issued pursuant to the conversion of Spire Notes immediately prior to Closing, will be cancelled and converted into (a) the right to receive at Closing a number of shares of New Spire Class A Common Stock equal to the “Per Share Closing Consideration” calculated in accordance with the Business Combination Agreement and (b) the contingent earnout right to receive a number of shares of New Spire Class A Common Stock equal to the “Per Share Earnout Consideration,” payable in four equal tranches if the trading price of New Spire Class A Common Stock is greater than or equal to $13.00, $16.00, $19.00, or $22.00 for any 20 trading days within any 30 consecutive trading day period on or prior to the date that is five years following the date of the Business Combination Agreement, as adjusted based on the formula set forth in the Business Combination Agreement with respect to the portion of earnout value allocated to holders of Spire Options assumed by NavSight pursuant to the Business Combination, (iii) all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to the “Option Exchange Ratio” calculated in accordance with the Business Combination Agreement, (iv) all Spire Warrants outstanding as of immediately prior to the Closing Date will either be cancelled and “net” exercised in exchange for shares of New Spire Class A Common Stock, or assumed by New Spire and converted into warrants that are exercisable for a number of shares of Class A Common Stock determined by reference to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement, and (v) the Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. Based on the aggregate number of shares of Spire Capital Stock and shares issuable pursuant to the exercise of vested Spire Options, Spire Warrants and conversion of Spire Notes outstanding as of March 31, 2021 (assuming, in the case of the Spire Notes, that the Closing occurs on August 1, 2021), the Per Share Closing Consideration would be 1.726 and the Option Exchange Ratio would be 1.850, on the terms and subject to the conditions set forth in the Business Combination Agreement (the “BCA Proposal”);

Approval of the Merger will each require the affirmative vote of the holders of a majority of the issued and outstanding NavSight Common Stock present and entitled to vote at the special meeting or any adjournment thereof.

Q.	Why is NavSight proposing the Business Combination?

A.

NavSight was organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, and intends to consummate the Business Combination in furtherance of this purpose.

In order to raise funds in furtherance of the Business Combination, NavSight received $230,000,000 from its IPO (including net proceeds from the exercise in full by the underwriters of their over-allotment option), which was placed into the Trust Account immediately following the IPO. Simultaneously with the consummation of the IPO and the exercise of the underwriters’ over-allotment option, NavSight consummated the private sale of 6,600,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant to the Sponsor, generating gross proceeds to NavSight of $6,600,000. A total of $230,000,000, comprised of net proceeds from the IPO and a portion of the sale of the Private Placement Warrants, was placed in the Trust Account.

As of the date of this proxy statement/prospectus/information statement, there currently are 28,750,000 shares of NavSight Common Stock outstanding, consisting of 23,000,000 shares of NavSight Class A Common Stock and 5,750,000 shares of NavSight Class B Common Stock, and 18,100,000 warrants outstanding, consisting of 11,500,000 Public Warrants and 6,600,000 Private Placement Warrants. Each whole warrant entitles the holder thereof to purchase one share of NavSight Class A Common Stock at a price of $11.50 per share.

Under the Organizational Documents, NavSight must generally provide the holders of Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of NavSight’s initial business combination in conjunction with a stockholder vote.

Q:	What is being voted on at the special meeting?

A:	Below are the Proposals that NavSight’s stockholders are being asked to vote on:

•	Proposal No. 1—the BCA Proposal (to approve the Business Combination, as described above);

•	Proposal No. 2—Organizational Documents Proposal A (to authorize an increase in the authorized shares of NavSight Common Stock and NavSight Preferred Stock);

•

Proposal No. 3—Organizational Documents Proposal B (to authorize certain changes to NavSight’s dual class structure, including providing that the New Spire Class B Common Stock will have nine votes per share on each matter properly submitted to stockholders entitled to vote);

•

Proposal No. 4—Organizational Documents Proposal C (to provide that the New Spire Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term);

•

Proposal No. 5— Organizational Documents Proposal D (to authorize all other changes in connection with the replacement of the Organizational Documents with the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C, respectively), including (i) changing New Spire’s name to “Spire Global, Inc.,” (ii) eliminating the waiver of corporate opportunity doctrine under the DGCL, and (iii) adopting Delaware as the exclusive forum for certain stockholder litigation, all of which the NavSight Board believes is necessary to adequately address the needs of Spire after the Business Combination);

•

Proposal No. 6—Director Election Proposal (to consider and vote upon a proposal, assuming the BCA Proposal and the Organizational Documents Proposals (Proposals No. 2 through 5) are approved, to elect five directors who, upon consummation of the Business Combination, will be the directors of Spire);

•

Proposal No. 7—The Stock Issuance Proposal (to consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of more than 20% of the issued and outstanding shares of New Spire Common Stock pursuant to the transactions contemplated by the Business Combination Agreement, including the issuance of New Spire Class A Common Stock in the Merger (including the Earnout), the issuance of shares of New Spire Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment, and the sale and issuance of shares of New Spire Class B Common Stock to the Founders (the “Stock Issuance Proposal”);

•	Proposal No. 8—The Equity Incentive Plan Proposal (to consider and vote upon a proposal to approve the 2021 Plan);

•	Proposal No. 9—The ESPP Proposal (to consider and vote upon a proposal to approve the ESPP); and

•

Proposal No. 10—The Adjournment Proposal (to consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more Proposals at the special meeting).

Approval of each of the Proposals requires the affirmative vote of the holders of a majority of the issued and outstanding NavSight Common Stock present and entitled to vote at the special meeting or any adjournment thereof. As of the record date, 5,750,000 shares held by the Initial Stockholders, or approximately 20% of the outstanding NavSight Common Stock, would be voted in favor of each of the Proposals. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the special meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus/information statement.

Q.	What will Spire Stockholders receive in return for NavSight’s acquisition of all of the issued and outstanding equity interests?

A:

If the Business Combination is consummated, (i) each share of outstanding Spire Capital Stock, including shares of Spire Capital Stock issued pursuant to the conversion of Spire Notes immediately prior to Closing, will be cancelled and converted into (a) the right to receive at Closing a number of shares of New Spire Class A Common Stock equal to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement and (b) the contingent earnout right to receive a number of shares of New Spire Class A Common Stock equal to the Per Share Earnout Consideration, payable in four equal tranches if the trading price of New Spire Class A Common Stock is greater than or equal to $13.00, $16.00, $19.00, or $22.00 for any 20 trading days within any 30 consecutive trading day period on or prior to the date that is five years following the date of the Business Combination Agreement, as adjusted based on the formula set forth in the Business Combination Agreement with respect to the portion of earnout value allocated to holders of Spire Options assumed by NavSight pursuant to the Business Combination, (ii) all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to the Option Exchange Ratio calculated in accordance with the Business Combination Agreement, (iii) all Spire Warrants outstanding as of immediately prior to the Closing Date will either be cancelled and “net” exercised in exchange for shares of New Spire Class A Common Stock, or assumed by New Spire and converted into warrants that are exercisable for a number of shares of Class A Common Stock determined by reference to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement, and (iv) the Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. Based on the aggregate number of shares of Spire Capital Stock and shares issuable pursuant to the exercise of vested Spire Options, Spire Warrants and conversion of Spire Notes outstanding as of March 31, 2021 (assuming, in the case of the Spire Notes, that the Closing occurs on August 1, 2021), the Per Share Closing Consideration would be 1.726 and the Option Exchange Ratio would be 1.850, on the terms and subject to the conditions set forth in the Business Combination Agreement. The estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration. For additional information on the Business Combination Agreement, the calculations of the Per Share Closing Consideration and the Option Exchange Ratio and consideration being paid to Spire Stockholders, see the section titled “BCA Proposal—Business Combination Agreement;”

Q:	Do any of NavSight’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:

NavSight’s directors and officers may have interests in the Business Combination that are different from your interests as a stockholder. Prior to the closing of the IPO, NavSight issued an aggregate of 5,750,000 shares of NavSight Class B Common Stock to the Sponsor, a portion of which was later sold and transferred by the Sponsor to NavSight’s independent directors, for an aggregate purchase price of $25,000. Simultaneously with the closing of the IPO and the exercise of the underwriters’ over-allotment option, NavSight consummated a private placement of 6,600,000 Private Placement Warrants with the Sponsor.

If NavSight does not consummate the Business Combination by September 14, 2022 (24 months after the consummation of the IPO), NavSight will be required to dissolve and liquidate and the securities held by the Initial Stockholders, including the Sponsor, will be worthless because the Initial Stockholders have agreed to waive their rights to any liquidation distributions.

The exercise of NavSight’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes or waivers are appropriate and in NavSight’s stockholders’ best interests.

The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

Additionally, it is anticipated that Jack Pearlstein, NavSight’s Chief Financial Officer, will serve as a director of New Spire following the Closing.

Q:	If the Business Combination Agreement is terminated, will Spire be required to make any payment fee to NavSight?

A:

Yes. If the Business Combination Agreement is terminated under certain circumstances, Spire will be required to pay to NavSight an amount of liquidated damages equal to $5,000,000 within two business days of such termination. For additional information, see the section titled “BCA Proposal—The Business Combination Agreement—Termination.”

Q:	When and where is the special meeting?

A:	The special meeting will take place on , on , 2021, virtually via live webcast at , or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Q:	Who may vote at the special meeting?

A:

Only holders of record of NavSight Common Stock as of the close of business on           , 2021 (the record date) may vote at the special meeting. As of           , 2021, there were 28,750,000 shares of NavSight Common Stock outstanding and entitled to vote. For additional information, see the section titled “Special Meeting of NavSight—Record Date; Who is Entitled to Vote.”

Q:	What is the quorum requirement for the special meeting?

A:

Stockholders representing a majority of the shares of NavSight Common Stock issued and outstanding as of the record date and entitled to vote at the special meeting must be virtually present or represented by proxy in order to hold the special meeting and conduct business. This is called a quorum. NavSight Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, the special meeting will be adjourned to the next business day at the same time and place or to such other time and place as the directors may determine.

Q:	What vote is required to approve the Proposals?

A:

Approval of each of the Proposals will require the affirmative vote of the holders of a majority of the issued and outstanding NavSight Common Stock present and entitled to vote at the special meeting or any adjournment thereof. Since each of the Proposals require the affirmative vote of a majority of the NavSight Common Stock present and entitled to vote at the special meeting or any adjournment thereof, attending the special meeting either virtually or by proxy and abstaining from voting will have the same effect as voting “AGAINST” the Proposals and failing to instruct your bank, brokerage firm or nominee to attend and vote your shares will have no effect on any of the Proposals.

Q:	How will the Initial Stockholders vote?

A:

The Initial Stockholders, including the Sponsor, who as of the record date, owned 5,750,000 shares of NavSight Class B Common Stock, or approximately 20% of the issued and outstanding NavSight Common Stock, have agreed to vote their respective shares acquired by them prior to the IPO in favor of the Proposals. The Initial Stockholders have also agreed that they will vote any shares they purchased in the open market in or after the IPO in favor of each of the Proposals.

Q:	What do I need to do now?

A:

NavSight urges you to read carefully and consider the information contained in this proxy statement/prospectus/information statement, including the Annexes, and consider how the Business Combination will affect you as a NavSight stockholder. You should vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/information statement and on the enclosed proxy card.

Q:	How can I vote?

A:

If you were a holder of record of NavSight Common Stock on                     , 2021, the record date for the special meeting, you may vote with respect to the Proposals virtually at the special meeting, or by submitting a proxy by mail so that it is received prior to 10:00 a.m. Eastern Time on                     , 2021, in accordance with the instructions provided to you under the section titled “Special Meeting of NavSight—Record Date; Who is Entitled to Vote.” If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, your broker or bank or other nominee may provide voting instructions (including any telephone or Internet voting instructions). You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own will be properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the special meeting and vote virtually, obtain a proxy from your broker, bank or nominee.

Q:	Do I need to attend the special meeting to vote my shares?

A:

No. You are invited to attend the special meeting virtually to vote on the Proposals described in this proxy statement/prospectus/information statement. However, you do not need to attend the special meeting to vote your NavSight Common Stock. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card in the pre-addressed postage paid envelope. Your vote is important. NavSight encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus/information statement.

Q:	Am I required to vote against the BCA Proposal in order to have my NavSight Common Stock redeemed?

A:

No. You are not required to vote against the BCA Proposal in order to have the right to demand that NavSight redeem your NavSight Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (including interest earned on the funds held in the Trust Account and not previously released to NavSight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses)) before payment of deferred underwriting commissions. These redemption rights in respect of the NavSight Common Stock are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of NavSight Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their NavSight Common Stock will be returned to them.

Q:	Do I have redemption rights?

A:	You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i) (a) hold Public Shares or (b) hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(ii) prior to 5:00 p.m., Eastern time, on                     , 2021, (a) submit a written request to the AST that NavSight redeem your Public Shares for cash and (b) deliver your public shares to AST, physically or electronically through DTC.

Holders of Units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with NavSight’s consent, until the Closing.

Additionally, shares properly tendered for redemption will only be redeemed if the Business Combination is consummated; otherwise holders of such shares will only be entitled to a pro rata portion of the Trust Account, including interest not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses) in connection with the liquidation of the Trust Account, unless NavSight completes an alternative business combination prior to September 14, 2022.

Q:	How do I exercise my redemption rights?

A:

If you are a holder of Public Shares, you may redeem your Public Shares for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest not previously released to us to pay our taxes, by (ii) the total number of then-outstanding Public Shares; provided, that NavSight will not redeem any shares of common stock issued in the IPO to the extent that the redemption

x

would result in NavSight having net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) of less than $5,000,001. A Public Stockholder, together with any of his, her or its affiliates or any other person with whom he, she or it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of common stock included in the Units sold in our IPO without the prior consent of NavSight. Holders of the Public Warrants do not have redemption rights in connection with the Business Combination. The Initial Stockholders have agreed to waive their redemption rights with respect to any Public Shares they may hold in connection with the consummation of the Business Combination, and their shares will be excluded from the pro rata calculation used to determine the per-share redemption price. For illustrative purposes, based on the fair value of marketable securities held in the Trust Account of                      as of                      2021, the estimated per share redemption price would have been approximately $                    .

In order to have your shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern time on                     , 2021 (two business days before the special meeting), that NavSight redeem your shares for cash, and (ii) submit your request in writing to NavSight’s transfer agent, at the address listed at the end of this section and deliver your shares to NavSight’s transfer agent (physically, or electronically using the DWAC (Deposit/Withdrawal At Custodian) system) at least two business days prior to the vote at the special meeting.

Any corrected or changed written demand of redemption rights must be received by AST two business days prior to the special meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to AST at least two business days prior to the vote at the special meeting.

Public Stockholders may seek to have their shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of NavSight Common Stock as of the record date. Any Public Stockholder who holds NavSight Common Stock on or before                     , 2021 (two business days before the special meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account at the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to NavSight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses). If you have questions regarding the certification of your position or delivery of your shares, please contact:

American Stock Transfer & Trust Company, LLC

6201 15th Ave, Brooklyn NY 11219

Attn: Felix Orihuela

E-mail: admin42@astfinancial.com

Telephone: 718-921-8380

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:

No. Under NYSE rules, your broker, bank or nominee cannot vote your NavSight Common Stock with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. NavSight believes the Proposals are non-discretionary and, therefore, your broker, bank or nominee cannot vote your NavSight Common Stock without your instruction. Broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting. If you do not provide instructions with your proxy, your bank, broker or other nominee may submit a proxy card expressly indicating that it is NOT voting your NavSight Common Stock; this indication that a bank, broker or nominee is not voting your NavSight Common Stock is referred to as a “broker non-vote.” Your bank, broker or other nominee can vote your NavSight Common Stock only if you provide instructions on how to vote. You should instruct your broker to vote your NavSight Common Stock in accordance with directions you provide.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:

NavSight will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the special meeting. For purposes of approval, an abstention on any Proposals will have the same effect as a vote “AGAINST” such Proposal.

Q:	What happens if I sell my NavSight Common Stock before the special meeting?

A:

The record date for the special meeting is earlier than the date that the Business Combination is expected to be consummated. If you transfer your NavSight Common Stock after the record date, but before the special meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the special meeting. However, you would not be entitled to receive any shares of Spire following the consummation of the Business Combination because only NavSight’s stockholders at the time of the consummation of the Business Combination will be entitled to receive shares of Spire in connection with the Business Combination.

Q:	What is the PIPE Investment?

A:

In connection with the execution of the Business Combination Agreement, on February 28, 2021, NavSight entered into the PIPE Subscription Agreements with the PIPE Investors, the form of which is attached to this proxy statement/prospectus/information statement as Annex H. Pursuant to the PIPE Subscription Agreements, immediately prior to the closing of the Business Combination, the PIPE Investors agreed to purchase, in the aggregate, 24,500,000 shares of New Spire Class A Common Stock at $10.00 per share for an aggregate purchase price of $245,000,000. The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock. The PIPE Subscription Agreements provide that New Spire is required to file with the SEC, within 45 calendar days of the Closing, a registration statement covering the resale of shares issued pursuant to the PIPE Investment and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable (within certain timing parameters). The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is subject to, among other customary closing conditions, the consummation of the Business Combination. For additional information, see the section titled “BCA Proposal—Related Agreements—PIPE Subscription Agreements.”

Q:	What equity stake will the current stockholders of NavSight, the PIPE Investors, and the Spire Stockholders hold in Spire after the consummation of the Business Combination?

A:	The following table illustrates varying ownership levels and voting power in New Spire immediately following the consummation of the Business Combination based on the assumptions below.

These percentages are based on shares outstanding as of March 31, 2021 and assume an estimated per Share Closing Consideration of 1.726 and that New Spire issues 24,500,000 shares of New Spire Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment. For additional information on the Business Combination Agreement, the calculations of the Per Share Closing Consideration and consideration being paid to the stockholders of Spire, see the section titled “BCA Proposal—Business Combination Agreement” in the accompanying proxy statement/prospectus/information statement.

These share ownership figures and percentages exclude shares issuable in connection with (i) the exercise of the Public Warrants, as such securities are not exercisable until the later of (a) the date that is 30 days after the first date on which NavSight completes a merger, share exchange, asset acquisitions, share purchase, reorganization or similar transaction involving NavSight and one or more businesses and (b) the date that is 12 months from the date of the closing of the IPO, (ii) the exercise of the Private Placement Warrants, (iii) the exercise of options under the 2012 Plan or the 2021 Plan, and (iv) the Earnout.

As described more fully elsewhere in this proxy statement/prospectus/information statement, following the Closing, shares of NavSight Class B Common Stock will be immediately exchanged for an equivalent number of shares of New Spire Class A Common Stock. Additionally, the Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. These shares are not included the columns titled “Number of Shares” or “Percentage of Outstanding Shares” columns because they lack economic rights but are included in the “Voting Power” columns.

	No Redemptions(1)				Maximum Redemptions(2)
	Number of Shares	Percentage of Outstanding Shares	Percentage of Voting Power(3)		Number of Shares	Percentage of Outstanding Shares	Percentage of Voting Power(3)
Spire Stockholders (not including Founders)(4)	89,018,584	57.6%	33.7%		89,018,584	67.1%	36.7%
Founders(4)	12,201,880	7.9%	46.2%		12,201,880	9.2%	50.3%
NavSight’s Public Stockholders	23,000,000	14.9%	8.7%		3,583,159	0.9%	0.5%
Initial Stockholders	5,750,000	3.7%	2.2%		5,750,000	4.3%	2.4%
PIPE Investors (not including Sponsor Related PIPE Investors)(5)	23,500,000	15.2%	8.9%		23,500,000	17.7%	9.7%
Sponsor Related PIPE Investors(6)	1,000,000	0.6%	0.4%		1,000,000	0.8%	0.4%
Total	154,470,464	100.0%	100.	0%	135,053,623	100.0%	100.	0%

(1)	Assumes that no holders of NavSight Class A Common Stock exercise their redemption rights upon consummation of the Business Combination.
(2)

Assumes that holders of 19,416,841 shares of NavSight Class A Common Stock exercise their redemption rights upon consummation of the Business Combination (assumed redemption price of $10.00 per share based on the funds held in the Trust Account as of December 31, 2020) for aggregate redemption proceeds of $194,168,410.

(3)	The Voting Power columns include nine votes per share for holders of New Spire Class B Common Stock and one vote per share for holders of New Spire Class A Common Stock.
(4)	The table above does not reflect Spire Options or any Public Shares held by such Spire Stockholders, if any, prior to the consummation of the Business Combination.
(5)	Consists of shares to be issued to the PIPE Investors in connection with the PIPE Investment, excluding shares subscribed to by the Sponsor Related PIPE Investors.
(6)	Consists of shares to be issued to the Sponsor Related PIPE Investors in connection with the PIPE Investment.

Additionally, in April 2021, Spire entered into the FP Credit Agreement, pursuant to which it expects to issue shares to FP upon the satisfaction of certain funding conditions set forth therein. This table does not represent the issuance of the FP Stock Grant or FP Conversion Shares pursuant to the FP Credit Agreement.

The information in the table above is based on the assumptions and exclusions described above, and differs from the pro forma financial information provided in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” due to measurement date.

If the actual facts are different than these assumptions (which they are likely to be), the ownership percentages in New Spire will be different. Additionally, the estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration.

Q:	Are Spire’s stockholders required to approve the Business Combination?

A:	Yes.

Q:	Is the consummation of the Business Combination subject to any conditions?

A:

Yes. The obligations of each of NavSight, Spire and Merger Sub to consummate the Business Combination are subject to conditions, as more fully described in the section titled “BCA Proposal—The Business Combination Agreement” in this proxy statement/prospectus/information statement.

Q:	What happens if I fail to take any action with respect to the special meeting?

A:

If you fail to take any action with respect to the special meeting and the Business Combination is approved by stockholders and consummated, you will continue to be a stockholder of the combined company. Regardless of whether you vote for or against the BCA Proposal or any other Proposal described in this proxy statement/prospectus/information statement and whether you held NavSight Common Stock as of the record date or acquired them after the record date, you may elect to exchange your Public Shares for a pro rata share of the funds held in the Trust Account. If you fail to take any action with respect to the special meeting and the Business Combination is not approved, you will continue to be a stockholder of NavSight while NavSight searches for another target business with which to complete a business combination.

Q:	Can I change my vote after I have mailed my proxy card?

A:

Yes. You may change your vote at any time before your proxy is voted at the special meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the special meeting virtually and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation stating that you would like to revoke your proxy that NavSight’s proxy solicitor receives prior to the special meeting. If you hold your NavSight Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

D.F. King & Co, Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (800) 207-3158

Banks and Brokers Call: (212) 269-5550

NSH@dfking.com

Q.	Did the NavSight Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A.

No. The NavSight Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, NavSight’s management, the members of the NavSight Board and the other representatives of NavSight have substantial experience in evaluating the operating and financial merits of companies similar to Spire, and reviewed certain financial information of Spire and compared it to a select group of comparable public companies within vertical Software as a service (“SaaS”), high-growth data and analytics, and emerging space technologies sectors selected based on the experience and the professional judgment of NavSight’s management team, which enabled them to value Spire in the context of a business combination transaction with a special purpose acquisition company. Accordingly, investors will be relying solely on the judgment of the NavSight Board in valuing Spire’s business and assuming the risk that the NavSight Board may not have properly valued such business. For additional information regarding the process by which the parties to the transaction agreed to an enterprise value of $1.1 billion, and a $1.2 billion pro forma enterprise value for Spire (inclusive of transaction costs, the shares held by the Initial Stockholders, and the FP Stock Grant and FP Conversion Shares) and the projected financial information and comparable company analysis the NavSight Board reviewed in its valuation of Spire and its determination that the transaction satisfied the 80% test, see the section titled “BCA Proposal-Satisfaction of 80% Test.”

Q:	When is the Business Combination expected to occur?

A:	Assuming the requisite stockholder approvals are received, NavSight expects that the Business Combination will occur as soon as practicable following the special meeting.

Q:	What happens if the Business Combination is not consummated?

A:

If the Business Combination is not consummated, NavSight may seek another suitable business combination. If NavSight does not consummate a business combination by the date that is 24 months from the closing of the IPO, then pursuant to Article 25 of the Current NavSight Certification of Incorporation, NavSight’s officers must take all actions necessary in accordance with the DGCL to dissolve and liquidate NavSight as soon as reasonably practicable. Following dissolution, NavSight will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets will be distributed pro-rata to holders of NavSight Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of NavSight Common Stock would be paid at liquidation would be approximately $                     per share for stockholders based on amounts on deposit in the Trust Account as of                     , 2021. The closing price of NavSight Common Stock on NYSE as of                 , 2021 was $                    . The Sponsor and other Initial Stockholders waived the right to any liquidation distribution with respect to any NavSight Common Stock held by them.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:

Following the closing of the Business Combination, holders of NavSight Common Stock exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to Spire and utilized to fund a portion of the cash consideration portion of the Merger consideration. As of                     , 2021, there was approximately $                     in the Trust Account. NavSight estimates that approximately $                     per outstanding share issued in the IPO will be paid to the Public Stockholders exercising their redemption rights.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

Holders of NavSight Class A Common Stock who exercise their redemption rights to receive cash in exchange for their Public Shares generally will be required to treat the transaction as a sale of such shares and recognize gain or loss upon the redemption in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the shares of NavSight Class A Common Stock redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A stockholder’s tax basis in his, her or its shares of NavSight Class A Common Stock generally will equal the cost of such shares. A stockholder who purchased Units will have to allocate the cost between the Public Shares and Public Warrants comprising the Units based on their relative fair market values at the time of the purchase. See the sections entitled “Certain U.S. Federal Income Tax Considerations” and “Risk Factors—There is uncertainty regarding the federal income tax consequences of the redemption to the holders of NavSight Class A Common Stock.”

Q:	What are the recommendations of NavSight’s board of directors?

A:

NavSight’s board of directors believes that the BCA Proposal and the other Proposals to be presented at the special meeting are in the best interest of NavSight’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal, and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what she, he or they may believe is in the best interests of NavSight and its shareholders and what she, he or they may believe is best for herself, himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “BCA Proposal—Interests of NavSight’s Directors and Executive Officers in the Business Combination” for a further discussion of these considerations.

Q:	Who can help answer my questions?

A:

If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus/information statement or the enclosed proxy card you should contact NavSight’s proxy solicitor at:

D.F. King & Co, Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (800) 207-3158

Banks and Brokers Call: (212) 269-5550

NSH@dfking.com

You may also obtain additional information about NavSight from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT

This summary highlights selected information from this proxy statement/prospectus/information statement and does not contain all of the information that is important to you. To better understand the Proposals, including the BCA Proposal, you should read this proxy statement/prospectus/information statement, including the Annexes and other documents referred to herein, carefully and in their entirety. The Business Combination Agreement is the primary legal document that governs the Business Combination and the other transactions that will be undertaken in connection with the Business Combination. The Business Combination Agreement is also described in detail in this proxy statement/prospectus/information statement in the section titled “BCA Proposal—The Business Combination Agreement.”

Unless otherwise specified, all share calculations (i) assume no exercise of redemption rights by the Public Stockholder in connection with the Business Combination and (ii) do not include any shares issuable upon the exercise of the Public Warrants.

The Parties to the Business Combination

NavSight Holdings, Inc.

NavSight Holdings, Inc. is a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. NavSight was incorporated under the laws of Delaware on May 29, 2020. NavSight has neither engaged in any operations nor generated any revenue to date. Based on NavSight’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On September 14, 2020, NavSight closed its IPO of 23,000,000 Units, including the issuance of 3,000,000 Units as a result of the underwriter’s exercise of its over-allotment option. Each Unit consists of one share of NavSight Class A Common Stock and one-half of one redeemable warrant of NavSight. Each whole warrant entitles the holder thereof to purchase one share of NavSight Class A Common Stock for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to NavSight of $230,000,000.

Simultaneously with the consummation of the IPO and the exercise of the underwriters’ over-allotment option, NavSight consummated the private sale of 6,600,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant to the Sponsor, generating gross proceeds to NavSight of $6.6 million. A total of $230,000,000, comprised of net proceeds from the IPO and a portion of the sale of the Private Placement Warrants, was placed in a U.S.-based trust account at Bank of America Corporation, maintained by AST, acting as trustee. The Private Placement Warrants are identical to Public Warrants except that, so long as they are held by the Sponsor or its permitted transferees: (i) are not be redeemable by the Company; (ii) may not (including the shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of NavSight’s initial business combination; (iii) may be exercised by the holders on a cashless basis; and (iv) are entitled to registration rights.

Except with respect to interest earned on the funds held in the Trust Account that may be released to NavSight to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of: (i) the completion of NavSight’s initial business combination; (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend the Current NavSight Certification of Incorporation (a) to modify the substance or timing of NavSight’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if NavSight does not complete its initial business combination within 24 months from the closing of the IPO or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the redemption of all of the Public Shares if NavSight has not completed its initial business combination within 24 months from the closing of the IPO, subject to applicable law. The IPO was conducted pursuant to registration statements on Form S-1 (Reg. No. 333-240100) that became effective on September 9, 2020. As of the date of this proxy statement/prospectus/information statement, there was approximately $                     held in the Trust Account.

The Units, NavSight Class A Common Stock, and Public Warrants are listed on the NYSE under the symbols “NSH.U,” “NSH,” and “NSH WS,” respectively.

The mailing address of NavSight’s principal executive office is 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191.

NavSight Merger Sub Inc.

NavSight Merger Sub Inc. is a Delaware corporation, incorporated on February 22, 2021, and a wholly owned subsidiary of NavSight. Merger Sub does not own any material assets or operate any business.

Spire Global, Inc.

Spire Global, Inc. is a Delaware corporation incorporated in August 2012 as NanoSatisfi, Inc. In June 2015, Spire changed its name to Spire Global, Inc. Spire collects space-based data using a proprietary constellation of Low Earth Multi-Use Receiver (“LEMUR”) nanosatellites. Spire’s software analytics generate proprietary data, insights and predictive analytics for its global customers through a subscription model. Spire monetizes this information across a broad and growing number of industries, including aviation and maritime, with global coverage and near real-time data that can be easily integrated into customer business operations. Spire is also pioneering an innovative business model through its Orbital Services solution. Leveraging Spire’s fully deployed infrastructure and large-scale operation, customers can operate their own payloads on orbit through Spire’s Application Programming Interface (“API”) and can begin receiving data in less than a year and under a simple subscription agreement. Spire’s principal executive office is located at 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia 22182. Its telephone number is (202) 301-5127.

Proposals to be Put to the Stockholders of NavSight at the Special Meeting

The following is a summary of the Proposals to be put to the special meeting of NavSight and certain transactions contemplated by the Business Combination Agreement. Each of the Proposals below, except the Adjournment Proposal, is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the special meeting.

BCA Proposal

As discussed in this proxy statement/prospectus/information statement, NavSight is asking its stockholders to approve the Business Combination Agreement, dated as of February 28, 2021, by and among NavSight, Merger Sub, Spire, and the Founders, a copy of which is attached to the accompanying proxy statement/prospectus/information statement as Annex A. The Business Combination Agreement provides that, among other things, (i) Merger Sub will merge with and into Spire, the separate corporate existence of Merger Sub will cease, and Spire will continue as the surviving corporation in the Merger and a wholly owned subsidiary of NavSight and (ii) NavSight will change its name to “Spire Global, Inc.,” in accordance with the terms and subject to the conditions of the Business Combination Agreement as more fully described elsewhere in this proxy statement/prospectus/information statement. The NavSight Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for the IPO, including that the business of Spire and its subsidiaries had a fair market value equal to at least 80% of the net assets held in trust (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust). For additional information, see the section titled “BCA Proposal—NavSight’s Board of Directors’ Reasons for the Business Combination.”

The Business Combination Agreement

On February 28, 2021, NavSight entered into the Business Combination Agreement with Merger Sub, Spire, and the Founders, pursuant to which, among other things, (i) Merger Sub will merge with and into Spire, the separate corporate existence of Merger Sub will cease, and Spire will continue as the surviving corporation in the Merger and a wholly owned subsidiary of NavSight and (ii) NavSight will change its name to “Spire Global, Inc.” The Merger is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective at the Effective Time.

At the Effective Time, by virtue of the Merger and without further action on the part of NavSight, Merger Sub, Spire or the holder of any of Spire’s securities, each share of outstanding Spire Capital Stock, including shares of Spire Capital Stock issued pursuant to the conversion of Spire Notes immediately prior to Closing, will be cancelled and converted into (a) the right to receive at Closing a number of shares of New Spire Class A Common Stock equal to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement and (b) the contingent earnout right to receive a number of shares of New Spire Class A Common Stock equal to the Per Share Earnout Consideration, payable in four equal tranches if the trading price of New Spire Class A Common Stock is greater than or equal to $13.00, $16.00, $19.00, or $22.00 for any 20 trading days within any 30 consecutive trading day period on or prior to the date that is five years following the date of the Business Combination Agreement, as adjusted based on the formula set forth in the Business Combination Agreement with respect to the portion of earnout value allocated to holders of Spire Options assumed by NavSight, (ii) all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to the Option Exchange Ratio calculated in accordance with the Business Combination Agreement, (iii) all Spire Warrants outstanding as of immediately prior to the Closing Date will either be cancelled and “net” exercised in exchange for shares of New Spire Class A Common Stock or assumed by New Spire and converted into warrants that are exercisable for a number of shares of Class A Common Stock determined by reference to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement, and (iv) the Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. Based on the aggregate number of shares of Spire Capital Stock and shares issuable pursuant to the exercise of vested Spire Options, Spire Warrants and conversion of Spire Notes outstanding as of March 31, 2021 (assuming, in the case of the Spire Notes, that the Closing occurs on August 1, 2021), the Per Share Closing Consideration would be 1.726 and the Option Exchange Ratio would be 1.850, on the terms and subject to the conditions set forth in the Business Combination Agreement. The estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration. For additional information on the Business Combination Agreement, the calculations of the Per Share Closing Consideration and the Option Exchange Ratio and consideration being paid to Spire Stockholders, see the section titled “BCA Proposal—Business Combination Agreement.”

Conditions to the Merger

The Business Combination Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) obtaining required approvals of the Merger and related matters by the respective stockholders of NavSight and Spire, (ii) the effectiveness of the registration statement of which this proxy statement/prospectus/information statement forms a part, (iii) receipt of approval for listing on NYSE the shares of New Spire Class A Common Stock to be issued in connection with the Merger, (iv) that NavSight have at least $5,000,001 of net tangible assets upon the Closing, (v) the absence of any injunctions enjoining or prohibiting the consummation of the Merger, (v) the waiting period or periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) will have expired or terminated, and any approvals or clearances required thereunder shall have been obtained, (vii) all necessary consents, authorizations or approvals related to the Communications Authorizations (as described below) shall have been obtained, (viii) the representations and warranties of the parties to the Business Combination Agreement being true and correct, subject to the materiality and material adverse effect standards contained in the Business Combination Agreement, (ix) Spire shall have received the written consent of at least a majority of the outstanding principal amount of the 2019 Spire Notes to convert the 2019 Spire Notes into shares of Spire Capital Stock as of immediately prior to the Effective Time, and (x) compliance by the parties with their respective covenants in all material respects.

Other conditions to Spire’s obligations to consummate the Merger include, among others, that as of immediately prior to the Closing, the Trust Amount in the Trust Account, plus the aggregate cash proceeds actually received by NavSight in respect of the PIPE Investment and held in a bank account owned and controlled by NavSight at the Effective Time, must be equal to or greater than $225,000,000.

For additional information regarding the closing conditions, see the section entitled “The Business Combination Agreement—Closing Conditions.” For additional information about the Business Combination Agreement, the Merger, and other transactions contemplated thereby, see the section titled “BCA Proposal—The Business Combination Agreement.”

Organizational Documents Proposals

If the BCA Proposal is approved, NavSight will ask its stockholders to approve by special resolution four separate proposals (collectively, the “Organizational Documents Proposals”) in connection with the replacement of the Organizational Documents with the Proposed Organizational Documents. The NavSight Board has unanimously approved each of the Organizational Documents Proposals and believes such proposals are necessary to adequately address the needs of New Spire after the Business Combination. Approval of each of the Organizational Documents Proposals is a condition to the consummation of the Business Combination. A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

•

Proposal No. 2—Organizational Documents Proposal A—to authorize an increase in the authorized shares of NavSight Common Stock and NavSight Preferred Stock (this proposal is referred to herein as “Organizational Documents Proposal A”);

•

Proposal No. 3—Organizational Documents Proposal B—to authorize certain changes to NavSight’s dual class structure, including providing that the New Spire Class B Common Stock will have nine votes per share on each matter properly submitted to stockholders entitled to vote (this proposal is referred to herein as “Organizational Documents Proposal B”);

•

Proposal No. 4—Organizational Documents Proposal C—to provide that the New Spire Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (this proposal is referred to herein as “Organizational Documents Proposal C”); and

•

Proposal No. 5—Organizational Documents Proposal D—to authorize all other changes in connection with the replacement of the Organizational Documents with the Proposed Certificate of Incorporation and Proposed Bylaws (copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C, respectively), including (i) changing New Spire’s name to “Spire Global, Inc.,” (ii) eliminating the waiver of corporate opportunity doctrine under the DGCL, and (iii) adopting Delaware as the exclusive forum for certain stockholder litigation, all of which the NavSight Board believes is necessary to adequately address the needs of Spire after the Business Combination (this proposal is referred to herein as the “Organizational Documents Proposal D”);

The Proposed Organizational Documents differ in certain material respects from the Organizational Documents and NavSight encourages stockholders to carefully review the information set out in the sections titled “Organizational Documents Proposal A,” “Organizational Documents Proposal B” “Organizational Documents Proposal C,” “Organizational Documents Proposal D” and the full text of the Proposed Organizational Documents of New Spire.

Director Election Proposal

Assuming the BCA Proposal, each of the Organizational Documents Proposals, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal are approved, NavSight’s stockholders are also being asked to approve the Director Election Proposal. Upon the consummation of the Business Combination, the New Spire Board will consist of five directors. For additional information on the proposed directors, see the section titled “Director Election Proposal.”

Stock Issuance Proposal

Assuming the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal are approved, NavSight’s stockholders are also being asked to approve the Stock Issuance Proposal. For additional information, see the section titled “Stock Issuance Proposal.”

Equity Incentive Plan Proposal

Assuming the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the ESPP Proposal are approved, NavSight’s stockholders are also being asked to approve the 2021 Plan, in order to comply with Section 312.03(a) of the NYSE Listed Company Manual and the Code. For additional information, see the section titled “Equity Incentive Plan Proposal.”

ESPP Proposal

Assuming the BCA Proposal, each of the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the Equity Incentive Plan Proposal are approved, NavSight’s stockholders are also being asked to approve the ESPP Proposal, in order to comply with Section 312.03(a) of the NYSE’s Listed Company Manual and the Code. For additional information, see the section titled “ESPP Proposal.”

Adjournment Proposal

If, based on the tabulated vote, there are not sufficient votes at the time of the special meeting to authorize NavSight to consummate the Business Combination (because any of the Condition Precedent Proposals have not been approved (including as a result of the failure of any other cross-conditioned Condition Precedent Proposals to be approved)), the NavSight Board may submit a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies. For additional information, see the section titled “Adjournment Proposal.”

NavSight Board of Directors’ Reasons for the Business Combination

NavSight was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the NavSight Board consulted with NavSight’s management and considered a number of factors. In particular, the NavSight Board considered, among other things, the following factors, although not weighted or in any order of significance:

•

Spire’s technology and business model compared to alternatives. The NavSight Board believes that Spire’s fully-integrated satellite technology offering is a superior value proposition compared to existing services on the market, with significantly lower cost as compared to other orbital services and solutions providers, and compelling price to relative robustness of the data sets they offer compared to others. The NavSight Board believes these advantages will enable Spire to increase its market share and introduce its services into a variety of different markets.

•

Other Alternatives. The NavSight Board believes, after a thorough review of other business combination opportunities reasonably available to NavSight, that the proposed Business Combination represents the best potential initial business combination for NavSight based upon the process utilized to evaluate and assess other potential acquisition targets.

•

PIPE Commitment. The PIPE Investors have committed to purchase $245,000,000 in New Spire Class A Common Stock at $10.00 per share. This shows market support for the Business Combination and reduces the minimum required cash from the Trust Account. The Sponsor Related PIPE Investors (or affiliates thereof) have also subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

•

Seller’s Retained Interest. Spire Stockholders are rolling 100% of their equity and will own approximately 66% of New Spire Class A Common Stock if the Closing occurred on March 31, 2021 and assuming no redemptions of the Public Shares, which shows an ongoing equity commitment to the business.

In addition to considering the factors described above, the NavSight Board also considered that certain of the officers and directors of NavSight may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of NavSight’s stockholders. NavSight’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the NavSight Board, the Business Combination Agreement and the transactions contemplated therein, including the Business Combination. For additional information regarding such interests, see the section titled “BCA Proposal—Interests of NavSight’s Directors and Officers and Others in the Business Combination.”

The NavSight Board concluded that the potential benefits that it expected NavSight and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the NavSight Board determined that the Business Combination Agreement, the Business Combination and the Merger, were advisable, fair to, and in the best interests of, NavSight and its stockholders.

For additional information regarding the NavSight Board’s reasons for approving the Business Combination, including other factors and risks considered by the NavSight Board, see the section titled “BCA Proposal—NavSight’s Board of Directors’ Reasons for the Business Combination.”

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement. For additional information, see the section titled “BCA Proposal—Related Agreements.”

Voting and Support Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, certain Spire Stockholders entered into Voting and Support Agreements (each, a “Support Agreement”), the form of which is attached to this proxy statement/prospectus/information statement as Annex G. Pursuant to the Support Agreements, such stockholders agreed to vote all of their respective shares of Spire Capital Stock in favor of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, representing in the aggregate, approximately 33% of the outstanding shares of Spire Capital Stock, on an as-converted to Spire Common Stock basis, and approximately 22% of the outstanding shares of Spire Preferred Stock, on an as-converted to Spire Common Stock basis, as of March 31, 2021. For additional information, see the section titled “BCA Proposal—Related Agreements—Voting and Support Agreement.”

Voting and Non-Redemption Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, certain stockholders of NavSight entered into Voting and Non-Redemption Agreements (each, a “Voting and Non-Redemption Agreement”), the form of which is attached to this proxy statement/prospectus/information statement as Annex F. Pursuant to the Voting and Non-Redemption Agreements, such stockholders agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of NavSight Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight, in favor of the Proposals, including approval of Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, regardless of how the Public Stockholders vote. For additional information, see the section titled “BCA Proposal—Related Agreements—Voting and Non-Redemption Agreement.”

Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, NavSight, the Sponsor Parties, and the Target Parties (as each term is defined in the Investor Rights Agreement) entered into an Investor Rights Agreement (the “Investor Rights Agreement”), a copy of which is attached to this proxy statement/prospectus/information statement as Annex I, pursuant to which the registrations rights, corporate governance, and certain other matters are defined. In particular, the Sponsor Parties agreed not to transfer, assign or sell any shares of NavSight Capital Stock they beneficially own (not including any shares issued in connection with the PIPE Investment), subject to specific exceptions, until the first to occur of (i) one year following the Closing, (ii) such time that the closing price of New Spire Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading day period commencing at least 150 days after the Closing, and (iii) the date following the Closing on which the Company completes a liquidation, merger, share exchange or similar transaction. Additionally, prior to the one-year anniversary of the Closing, Mr. Platzer, following consultation with the New Spire Board, shall designate two individuals to serve on the New Spire Board as independent directors. For additional information, see the section titled “BCA Proposal—Related Agreements—Investor Rights Agreement.”

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, on February 28, 2021, NavSight entered into the PIPE Subscription Agreements with the PIPE Investors, a copy of the form of which is attached to this proxy statement/prospectus/information statement as Annex H, pursuant to which, immediately prior to the consummation of the Business Combination, such PIPE Investors agreed to purchase, in the aggregate, 24,500,000 shares of New Spire Class A Common Stock at $10.00 per share for an aggregate purchase price of $245,000,000. The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

The PIPE Subscription Agreements provide that New Spire is required to file with the SEC, within 45 calendar days of the Closing, a registration statement covering the resale of shares issued pursuant to the PIPE Investment and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th calendar day (or 120th calendar day in the event the SEC reviews and has written comments to the registration statement ) following the filing date thereof and (ii) the 10th business day after the date New Spire is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is subject to the satisfaction of the following conditions: (i) there shall not be in force any Governmental Order (as defined in the Business Combination Agreement), statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination; and (ii) all conditions precedent to closing the Business Combination under the Business Combination Agreement are satisfied or waived.

The PIPE Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms without the Business Combination being consummated, (ii) upon the mutual written agreement of NavSight and the applicable PIPE Investor, or (iii) March 1, 2022 if the Closing has not occurred by such date.

For additional information, see the section titled “BCA Proposal—Related Agreements—PIPE Subscription Agreements.”

Waiver Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, the Sponsor and certain holders of NavSight Class B Common Stock executed and delivered to NavSight and Spire a waiver pursuant to which, in connection with the Business Combination, such parties have agreed to waive certain of the anti-dilution rights in respect of shares of NavSight Class B Common Stock held by such parties (the “Waiver Agreement”).

For additional information, see the section titled “BCA Proposal—Related Agreements—Waiver Agreement.”

Ownership of New Spire following Business Combination

The following table illustrates varying ownership levels and voting power in New Spire immediately following the consummation of the Business Combination based on the assumptions below.

These share ownership figures and percentages are based on shares outstanding as of March 31, 2021 and assume an estimated per Share Closing Consideration of 1.726 and that New Spire issues 24,500,000 shares of New Spire Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment. For additional information on the Business Combination Agreement, the calculations of the Per Share Closing Consideration and consideration being paid to the stockholders of Spire, see the section titled “BCA Proposal—Business Combination Agreement” in the accompanying proxy statement/prospectus/information statement.

These percentages exclude shares issuable in connection with (i) the exercise of the Public Warrants, as such securities are not exercisable until the later of (a) the date that is 30 days after the first date on which NavSight completes a merger, share exchange, asset acquisitions, share purchase, reorganization or similar transaction involving NavSight and one or more businesses and (b) the date that is 12 months from the date of the closing of the IPO, (ii) the exercise of the Private Placement Warrants, (iii) the exercise of options under the 2012 Plan or the 2021 Plan, and (iv) the Earnout.

As described more fully elsewhere in this proxy statement/prospectus/information statement, following the Closing, shares of NavSight Class B Common Stock will be immediately exchanged for an equivalent number of shares of New Spire Class A Common Stock. Additionally, the Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances. These shares are not included the columns titled “Number of Shares” or “Percentage of Outstanding Shares” columns because they lack economic rights but are included in the “Voting Power” columns.

	No Redemptions(1)				Maximum Redemptions(2)
	Number of Shares	Percentage of Outstanding Shares	Percentage of Voting Power(3)		Number of Shares	Percentage of Outstanding Shares	Percentage of Voting Power(3)
Spire Stockholders (not including Founders)(4)	89,018,584	57.6%	33.7%		89,018,584	67.1%	36.7%
Founders(4)	12,201,880	7.9%	46.2%		12,201,880	9.2%	50.3%
NavSight’s Public Stockholders	23,000,000	14.9%	8.7%		3,583,159	0.9%	0.5%
Initial Stockholders	5,750,000	3.7%	2.2%		5,750,000	4.3%	2.4%
PIPE Investors (not including Sponsor Related PIPE Investors)(5)	23,500,000	15.2%	8.9%		23,500,000	17.7%	9.7%
Sponsor Related PIPE Investors(6)	1,000,000	0.6%	0.4%		1,000,000	0.8%	0.4%
Total	154,470,464	100.0%	100.	0%	135,053,623	100.0%	100.	0%

(1)	Assumes that no holders of NavSight Class A Common Stock exercise their redemption rights upon consummation of the Business Combination.

(2)

Assumes that holders of 19,416,841 shares of NavSight Class A Common Stock exercise their redemption rights upon consummation of the Business Combination (assumed redemption price of $10.00 per share based on the funds held in the Trust Account as of December 31, 2020) for aggregate redemption proceeds of $194,168,410.

(3)	The Voting Power columns include nine votes per share for holders of New Spire Class B Common Stock and one vote per share for holders of New Spire Class A Common Stock.
(4)	The table above does not reflect outstanding Spire Options or any Public Shares held by such Spire Stockholders, if any, prior to the consummation of the Business Combination.
(5)	Assumes the issuance of 24,500,000 shares of New Spire Class A Common Stock to the PIPE Investors at Closing, but excluding shares subscribed to by the Sponsor Related PIPE Investors.
(6)	Consists of shares to be issued to the Sponsor Related PIPE Investors in connection with the PIPE Investment.

Additionally, in April 2021, Spire entered into the FP Credit Agreement, pursuant to which it expects to issue shares to FP upon the satisfaction of certain funding conditions set forth therein. This table does not represent the issuance of the FP Stock Grant or FP Conversion Shares pursuant to the FP Credit Agreement.

The information in the table above is based on the assumptions and exclusions described above, and differs from the pro forma financial information provided in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” due to measurement date.

If the actual facts are different than these assumptions (which they are likely to be), the ownership percentages in New Spire will be different. Additionally, the estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration.

Date, Time and Place of Special Meeting of NavSight’s Stockholders

The special meeting of the stockholders of NavSight will be held at                     , on                     , 2021 virtually via live webcast at                     , to consider and vote upon the Proposals to be put to the special meeting, including if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the special meeting, each of the Condition Precedent Proposals have not been approved.

Voting Power; Record Date

NavSight stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares at the close of business on                     , 2021, which is the “record date” for the special meeting. Stockholders will have one vote for each share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. The Public Warrants do not have voting rights. As of the close of business on the record date, there were 28,750,000 shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.

Quorum and Vote of NavSight Stockholders

A quorum of NavSight stockholders is necessary to hold a valid meeting. A quorum will be present at the NavSight special meeting if a majority of the issued and outstanding shares entitled to vote at the special meeting are represented virtually or by proxy. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting. As of the record date for the special meeting, 14,375,001 shares would be required to achieve a quorum.

The Initial Stockholders have agreed to vote all of its shares in favor of the Proposals. As of the date of this proxy statement/prospectus/information statement, the Initial Stockholders own 20% of the issued and outstanding shares.

The Proposals require the following votes:

•

BCA Proposal: The approval of the BCA Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

•

Organizational Documents Proposals: The separate approval of each of the Organizational Documents Proposals requires the affirmative vote of holders of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

•

Director Election Proposal: The approval of the Director Election Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

•

Stock Issuance Proposal: The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

•

Equity Incentive Plan Proposal: The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

•

ESPP Proposal: The approval of the ESPP Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

•

Adjournment Proposal: The approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

Redemption Rights

Pursuant to the Organizational Documents, a Public Stockholder may request of NavSight that New Spire redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)

(a) hold Public Shares or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)	submit a written request to AST that New Spire redeem all or a portion of your Public Shares for cash; and

(iii)	deliver your Public Shares to AST physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to                     , on                     , 2021 (two business days before the special meeting) in order for their shares to be redeemed.

Holders of Units must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Warrants, or if a holder holds Units registered in its own name, the holder must contact AST directly and instruct them to do so. Public Stockholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Stockholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to AST, New Spire will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to NavSight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses). For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding Public Share. If a Public Stockholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. For additional information regarding the procedures for exercising redemption rights, see the section titled “Special Meeting of NavSight—Redemption Rights” in this proxy statement/prospectus/information statement.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

Unlike some other blank check companies in which the initial stockholders agree to vote their shares in accordance with the majority of the votes cast by the public stockholders in connection with an initial business combination, the Initial Stockholders have agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of NavSight Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight, in favor of the Proposals, including approval of Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, regardless of how the Public Stockholders vote. As of the date of this proxy statement/prospectus/information statement, the Initial Stockholders own 20% of the issued and outstanding shares.

Holders of the Public Warrants will not have redemption rights with respect to the Public Warrants.

Appraisal Rights

Holders of NavSight Capital Stock and NavSight Warrants do not have appraisal rights in connection with the Business Combination. Holders of shares of Spire Capital Stock who (i) do not consent to the adoption of the Business Combination Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Spire within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value.” The “fair value” of their shares as so determined could be more than, the same as or less than the consideration payable pursuant to the Business Combination Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights of Spire Stockholders” attached to this proxy statement/prospectus/information statement as Annex K and Section 262 of the DGCL attached to this proxy statement/prospectus/information statement as Annex J.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. NavSight has engaged D.F. King to assist in the solicitation of proxies.

If a stockholder grants a proxy, it may still vote its shares virtually if it revokes its proxy before the special meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section titled “Special Meeting of NavSight—Revoking Your Proxy.”

Interests of NavSight’s Directors, Officers, and Others in the Business Combination

In considering the recommendation of the NavSight Board in favor of approval of the Business Combination, it should be noted that NavSight’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including, among other things:

•	The Initial Stockholders beneficially own or have a pecuniary interest in shares that they acquired prior to, or simultaneously with, the IPO.

•

The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

•

NavSight’s executive officers and directors and their affiliates have no redemption rights with respect to these securities in the event a business combination is not effected in the required time period. Therefore, if the Business Combination (or another business combination) is not approved within 24 months of closing of the IPO, such securities held by such persons will be worthless.

•

NavSight’s existing directors and officers will be eligible for continued indemnification and continued coverage under NavSight’s directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

•	Mr. Pearlstein, a current director of NavSight, is expected to become a director of New Spire after the consummation of the Business Combination.

For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

Interests of Spire’s Directors and Officers in the Business Combination

Spire’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of NavSight’s stockholders and warrant holders and of Spire Stockholders generally. These interests include, among other things:

•

Certain of Spire’s directors and executive officers are expected to become directors and/or executive officers of New Spire upon the Closing. Specifically, the following individuals who are currently executive officers of Spire are expected to become executive officers of New Spire upon the Closing, serving in the offices set forth opposite their names below.

Name	Position
Peter Platzer	Chief Executive Officer
Thomas Krywe	Chief Financial Officer
John Lusk	Vice President and General Manager, Global Data Services
Keith Johnson	Vice President and General Manager, Federal
Theresa Condor	Executive Vice President, General Manager of Orbital Services and Earth Intelligence
Ananda Martin	General Counsel

•

In addition, the following individuals who are currently directors of Spire are expected to become directors of New Spire upon the Closing: Peter Platzer, Theresa Condor, Stephen Messer, and William Porteous.

•

Certain of Spire’s executive officers and non-employee directors hold options to purchase shares of Spire Common Stock, which will be assumed by NavSight upon the Closing and converted to awards for shares of New Spire Class A Common Stock. The treatment of such equity awards in connection with the Business Combination is described in the section titled “BCA Proposal—The Business Combination Agreement—Conversion of Securities,” which description is incorporated by reference herein. The ownership of such awards by Spire’s executive officers and non-employee directors as of March 31, 2021 is set forth in the table below.

Name	Vested Stock Options	Unvested Stock Options
Executive Officers
Peter Platzer	1,573,963	1,307,742
Thomas Krywe	396,094	323,615
John Lusk	200,758	450,365
Keith Johnson	56,383	145,698
Theresa Condor	91,278	237,476
Ananda Martin	209,262	338,599

Non-Employee Directors
Key Compton	—	—
Stephen Messer	3,750	99,584
William Porteous	—	—
Tess Hatch	—	—

•

Certain of Spire’s executive officers hold shares of Spire Capital Stock, the treatment of which is described in the section titled “BCA Proposal—The Business Combination Agreement,” which description is incorporated herein by reference. Peter Platzer owns 4,808,000 shares of Spire Common Stock and 49,210 shares of Spire Series A Preferred Stock. Theresa Condor owns 83,975 shares of Spire Common Stock.

•

The Founders are anticipated to purchase a number of shares of NavSight Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at

Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances.

•	All non-employee directors of Spire have a direct or indirect ownership interest in Spire Capital Stock.

Recommendation to Shareholders of NavSight

The NavSight Board believes that the BCA Proposal and the other Proposals to be presented at the special meeting are in the best interest of NavSight’s shareholders and unanimously recommends that its shareholders vote “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the exercise of redemption rights, see the section titled “Certain U.S. Federal Income Tax Considerations.”

Expected Accounting Treatment

The Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NavSight will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of New Spire will represent a continuation of the consolidated financial statements of Spire, with the Business Combination treated as the equivalent of Spire issuing stock for the net assets of NavSight, accompanied by a recapitalization. The net assets of NavSight will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Spire. Spire has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances under both the No Redemption Scenario and the Maximum Redemption Scenario:

•	Spire Stockholders will have the greatest voting interest in the combined entity;

•	Certain of Spire’s existing directors and individuals designated by, or representing, Spire stockholders will constitute a majority of the initial New Spire Board following the Closing;

•	Spire’s former senior management team will comprise the majority of the senior management of New Spire;

•	New Spire shall utilize Spire’s headquarters;

•	NavSight will assume the name Spire Global, Inc.; and

•	Spire is the larger entity based on revenue, and also has a larger employee base and substantive operations.

Shares issued pursuant to the Earnout will be accounted for as liability-classified instruments that are earned upon certain triggering events, which includes a change in control event that is not solely indexed to the New Spire Class A Common Stock. Liability-classified instruments will be recognized at fair value upon the Closing and subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. The Public Warrants and the Private Placement Warrants have been reported as liability-classified instruments that will be subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. The final accounting of the Business Combination, including shares issued pursuant to the Earnout and NavSight Warrants, will be finalized by New Spire and reported on in the first reporting period following the Closing. See the section titled “BCA Proposal—The Business Combination Agreement — Expected Accounting Treatment of the Business Combination.”

Regulatory Matters

Completion of the Business Combination is subject to the termination or expiration of the applicable waiting period under HSR Act and the receipt of regulatory consents, approvals, and/or notices under the Communications Act of 1934, as amended (the “Communications Act”) and other laws applicable to the International Communications Authorizations. NavSight has agreed to use its reasonable best efforts to obtain all required regulatory consents and/or approvals and Spire has agreed to request early termination of any waiting period under the HSR Act. We are in the process of filing notices and applications to obtain the necessary regulatory consents and/or approvals. The parties have submitted filings under the Communications Act to the Federal Communications Commission (the “FCC”) and notices to certain other international authorities with respect to the International Communications Authorizations. Although we currently believe we should be able to obtain the required regulatory approvals and/or consents in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, the conditions that may imposed.

HSR Act

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission, (“FTC”) certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On March 5, 2021, NavSight and Spire filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC. On April 5, 2021, the 30-day waiting period expired.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. NavSight cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, NavSight cannot assure you as to its result.

Communications Act

Spire holds a number of licenses issued by the FCC for the operation of its satellite constellation. Under the Communications Act, and related rules of the FCC, the FCC must approve the transfer of control of the licenses held by Spire to NavSight as a result of the merger. Spire and NavSight have agreed that the Business Combination may not be completed until applications have been filed with and granted by the FCC. Spire and NavSight filed their applications with the FCC on March 30, 2021 and April 1, 2021.

These applications for FCC consent can be subject to public comment and possible opposition by third parties, and they require the FCC to affirmatively determine that the transaction serves the public interest. There can be no assurance that the requisite FCC approval will be obtained on a timely basis or at all. There also can be no assurance such approval will not include conditions that could be detrimental to or result in the abandonment of the transactions.

International Communications Authorizations

Spire also holds licenses, permits, authorizations and similar authorities granted by foreign licensing governmental authorities that regulate communications by radio, television, wire, satellite or cable for the operation of its satellite constellation. Under the laws applicable to these International Communications Authorizations, these foreign licensing governmental authorities may require notice of the Business Combination or may need to approve the transfer of control of the licenses held by Spire to NavSight as a result of the merger. Spire and NavSight have agreed that the Business Combination may not be completed until all necessary consents, authorizations or approvals related to these International Communications Authorizations shall have been obtained or deemed by the parties to have been obtained. There can be no assurance that the requisite consents, authorizations or approvals will be obtained on a timely basis or at all. There also can be no assurance such consents, authorizations or approvals will not include conditions that could be detrimental to or result in the abandonment of the transactions.

Other Regulatory Approvals

Neither NavSight nor Spire is aware of any material regulatory approvals or actions required by regulatory authorities for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act and the receipt of regulatory consents, approvals, and/or notices under the Communications Act and other Laws applicable to the International Communications Authorizations. It is presently contemplated that if any such additional regulatory approvals or actions is required, such approvals or actions will be sought. There can be no assurance, however, that any approvals or actions, including any such additional approvals or actions will be obtained.

Emerging Growth Company

NavSight is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in NavSight’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. NavSight has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, NavSight, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of NavSight’s financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700,000,000 as of the end of the prior fiscal year’s second fiscal quarter; and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NAVSIGHT

The selected historical condensed statement of operations data of NavSight for the period from May 29, 2020 (date of inception) to December 31, 2020 and the condensed balance sheet data as of December 31, 2020 are derived from NavSight’s restated audited annual condensed financial statements included in its Annual Report on Form 10-K/A (Amendment No. 1) filed with the SEC on May 12, 2021.

NavSight’s historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the sections titled “NavSight’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information About NavSight” and NavSight’s financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

NavSight is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Statement of Operations Data:	For the period from May 29, 2020 (Inception) through December 31, 2020 (as restated)
Net loss	$(8,871,171)

Basic and diluted weighted average shares outstanding, NavSight Class A Common stock subject to possible redemption	20,212,072

Basic and diluted net loss per share, NavSight Class A Common stock subject to possible redemption	$0.00

Basic and diluted weighted average shares outstanding, NavSight Class A Common Stock and NavSight Class B Common Stock not subject to possible redemption	6,920,082

Basic and diluted net loss per share, NavSight Class A Common Stock and NavSight Class B Common Stock not subject to possible redemption	$(1.28)

December 31, 2020 (as restated)
Total assets	$231,610,511
Total liabilities	32,442,098
NavSight Class A Common Stock subject to possible redemption	194,168,140
Total stockholders’ equity	$5,000,003

SELECTED HISTORICAL FINANCIAL INFORMATION OF SPIRE

The selected historical consolidated statement of operations data of Spire for the years ended December 31, 2020 and 2019 and the historical consolidated balance sheet data as of December 31, 2020 and 2019 are derived from Spire’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

Spire’s historical results are not necessarily indicative of the results that may be expected in the future. The information below is only a summary and should be read in conjunction with the sections titled “Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Information about Spire,” and Spire’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus/information statement.

Spire is providing the following selected historical financial information to assist you in your analysis of the financial aspects of the Business Combination.

Consolidated Statement of Operations Data:

(in thousands, except share data)	Year Ended December 31,
	2020	2019
Revenue	$28,490	$18,491
Cost of revenue	10,285	14,874

Gross profit	18,205	3,617
Total operating expenses	44,216	33,064

Loss from operations	(26,011)	(29,447)

Other income (expense)
Interest income	54	186
Interest expense	(6,773)	(3,314)
Other income, net	626	590

Loss before income taxes	(32,104)	(31,985)
Income tax provision	400	334

Net loss	$(32,504)	$(32,319)

Net loss per share, basic and diluted	$(3.15)	$(3.14)

Weighted average shares, basis and diluted	10,323,839	10,306,255

Consolidated Balance Sheet Data:

(in thousands)	December 31,
	2020	2019
Cash and cash equivalents	$15,571	$23,865
Property and equipment, net	20,458	15,908
Total assets	44,422	46,890
Debt, current portion	—	6,000
Debt, net of current portion	26,645	7,959
Convertible notes payable, net	48,631	43,436
Total liabilities	93,158	65,545
Accumulated deficit	(211,146)	(178,642)
Total stockholders’ deficit	(48,736)	(18,655)

The following table sets forth EBITDA and Adjusted EBITDA and provides a reconciliation from Net loss to EBITDA and Adjusted EBITDA:

	Year Ended December 31,
(in thousands)	2020	2019
EBITDA (Non-GAAP measure)	$(19,839)	$(18,643)
Adjusted EBITDA (Non-GAAP measure)	$(17,639)	$(14,971)

Net loss	$(32,504)	$(32,319)
Plus (minus):
Depreciation and amortization expense	5,546	10,214
Interest expense, net	6,719	3,128
Income tax expense	400	334

EBITDA	(19,839)	(18,643)

Loss on satellite deorbit and launch failure (1)	666	2,372
Other income, net (2)	(626)	(590)
Stock compensation expense (3)	2,160	1,890

Adjusted EBITDA	$(17,639)	$(14,971)

(1)	Represents loss on satellite deorbit and launch failure. Absent the recognized loss, there would have been depreciation that would have also been excluded as part of the EBITDA calculation.
(2)	Other income, net consists primarily of tax credits, grant income, the impact of foreign exchange gains and losses, changes in fair value of warrant liabilities, and sales and local taxes.
(3)	Represents non-cash expenses related to our incentive compensation program.

For additional information on EBITDA and Adjusted EBITDA, see the section titled “Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

MARKET PRICE AND DIVIDEND INFORMATION

NavSight’s Units, NavSight Class A Common Stock and NavSight’s Public Warrants are currently listed on the NYSE under the symbols “NSH.U,” “NSH,” and “NSH.WS,” respectively.

The most recent closing price of the Units, NavSight Class A Common Stock, and the Public Warrants as of February 26, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $11.14, $10.47, and $1.63, respectively. As of                     , 2021, the record date for the special meeting, the most recent closing price for the Units, NavSight Class A Common Stock, and the Public Warrants was $                    , $                    , and $                    , respectively.

Holders of Units, NavSight Class A Common Stock, and the Public Warrants should obtain current market quotations for their securities. The market price of NavSight’s securities could vary at any time before the Business Combination.

Holders

As of the date of this proxy statement/prospectus/information statement, there was one holder of record of Units, one holder of record of NavSight Class A Common Stock, and one holder of record of Public Warrants. For additional information, see the section titled “Beneficial Ownership of Securities.” The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, Public Shares and Public Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

NavSight has not paid any cash dividends on the NavSight Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon the revenues and earnings, if any, capital requirements and general financial condition of New Spire subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Spire Board. The NavSight Board is not currently contemplating and does not anticipate declaring stock dividends nor is it currently expected that the New Spire Board will declare any dividends in the foreseeable future. Further, the ability of New Spire to declare dividends may be limited by the terms of financing or other agreements entered into by New Spire or its subsidiaries from time to time.

Price Range of Spire’s Securities

Historical market price information regarding Spire is not provided because there is no public market for Spire’s securities. For additional information regarding Spire’s liquidity and capital resources, see the section titled “Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

RISK FACTORS

Stockholders should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus/information statement, before they decide whether to vote or instruct their vote to be cast to approve the proposals described in this proxy statement/prospectus. The following risk factors apply to the business and operations of Spire and will also apply to the business and operations of New Spire following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, and may have an adverse effect on the business, cash flows, financial condition and results of operations of the post-combination company. You should also carefully consider the following risk factors in addition to the other information included in this proxy statement/prospectus/information statement, including matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.” NavSight or Spire may face additional risks and uncertainties that are not presently known to NavSight or Spire, or that NavSight or Spire currently deems immaterial, which may also impair NavSight’s or Spire’s business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Summary Risk Factors

The following summary risk factors and other information included in this proxy statement/prospectus/information statement should be carefully considered. The summary risks and uncertainties described below are not the only ones Spire faces. Additional risks and uncertainties not currently known to Spire or that it currently deems less significant may also affect Spire’s business operations or financial results. If any of the following risks actually occur, Spire’s stock price, business, financial condition, and results of operations could be materially adversely affected. For additional information, see below for more detailed descriptions of each risk factor.

Risks Related to Spire

•	Spire’s revenue growth rate and financial performance in recent periods may not be indicative of future performance.

•	Spire has a history of net losses and may not be able to achieve or maintain profitability in the future.

•	Spire’s results of operations vary and are unpredictable from period to period, which could cause the market price of its common stock to decline.

•	The global COVID-19 pandemic has harmed and could continue to harm Spire’s business, financial condition, and results of operations.

•

Satellites use highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks, including exposure to space debris and other spacecraft, while in orbit.

•	Spire’s contracts with government entities are subject to a number of uncertainties.

•

Spire’s satellites and platform could fail to perform or perform at reduced levels of service because of technological malfunctions, satellite failures or deficiencies, or other performance failures, which would seriously harm its reputation, business, financial condition, and results of operations.

•	Satellites are subject to construction and launch delays, launch failures, damage or destruction during launch, the occurrence of which can materially and adversely affect Spire’s operations.

•

Spire faces intense competition and could face pricing pressure from, and lose market share to, its competitors, which would adversely affect its business, financial condition, and results of operations.

•

Rapid and significant technological changes in the satellite industry or the introduction of a new service solution to the market that reduces or eliminates Spire’s service performance advantage may harm its business, financial condition, and results of operations.

•

Spire may fail to cost-effectively acquire new customers or obtain renewals, upgrades, or expansions from its existing customers, which would adversely affect its business, financial condition, and results of operations.

•	The markets for Spire’s offerings are evolving, and its future success depends on the growth of these markets and its ability to adapt, keep pace, and respond effectively to evolving markets.

•

Spire relies on third parties for its supply of certain of its data, equipment, satellite components software, and operational services to manage and operate its business, and any failure or interruption with these third parties could adversely affect Spire’s business, financial condition, and results of operations.

•

Spire manufactures its satellites in-house at a single manufacturing facility in the United Kingdom. Any impairment to its manufacturing facility could cause Spire to incur additional costs and delays in the production and launch of its satellites which would materially affect its business, financial condition, and results of operations.

•

Spire is dependent on third parties to launch its satellites into space, and any launch delay, malfunction, or failure could have a material adverse impact to its business, financial condition, and results of operations.

•

Spire incorporates technology and terrestrial data sets from third parties into its platform, and its inability to maintain rights and access to such technology and data sets would harm its business and results of operations.

•	The rapidly evolving framework of privacy, data protection, data transfers, or other laws or regulations worldwide may limit the use and adoption of Spire’s services and adversely affect its business.

•

Spire relies on Amazon Web Services to deliver its platform to its customers, and any disruption of, or interference with, Spire’s use of Amazon Web Services could adversely affect its business, financial condition, and results of operations.

•

Spire’s business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm its business, financial condition, and results of operations.

•

Spire’s ability to obtain or maintain licensing authorization for its platform is subject to government rules and processes which can cause delays or failures in obtaining authorizations requested. Further, regulators may adopt new rules and regulations which could impose new requirements impacting Spire’s business, financial condition, and results of operations. If Spire does not maintain regulatory authorizations for its existing satellites, associated ground facilities and terminals, services it provides, or obtain authorizations for its future satellites, associated ground facilities and terminals, and services it provides, Spire may not be able to operate its existing satellites or expand its operations.

•

Spire is subject to domestic and international governmental export and import controls that would impair its ability to compete in international markets or subject Spire to liability if it is not in compliance with applicable laws or if it does not secure or maintain the required export authorizations.

•

Spire identified material weaknesses in its internal control over financial reporting. If Spire is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls, it may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations, which may adversely affect Spire’s business, financial condition, and results of operations.

•	Spire has substantial indebtedness under its credit facilities and its obligations thereunder may limit Spire’s operational flexibility or otherwise adversely affect its financial condition.

•

If NavSight is unable to complete the Business Combination with Spire or is unable to complete another business combination by September 14, 2022, NavSight will cease all operations except for the purpose of winding up and it would redeem its Public Shares and liquidate the Trust Account, in which case our public shareholders may only receive approximately $10.00 per share and the NavSight Warrants will expire worthless.

•

The dual class structure of the combined company’s common stock will have the effect of concentrating voting power with the Founders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control. Additionally, two of the Founders, Peter Platzer and Theresa Condor, are husband and wife, which may further concentrate the influence of the Founders and further limit an investor’s ability to influence the combined company.

•

NavSight does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for NavSight to complete the Business Combination even if a substantial majority of NavSight’s stockholders do not agree.

•	If the anticipated benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Spire’s securities may decline.

Risks Related to Spire’s Industry and Business

Spire’s revenue growth rate and financial performance in recent periods may not be indicative of future performance.

Spire has grown rapidly over recent periods, and therefore its revenue growth rate and financial performance should not be considered indicative of its future performance. For example, Spire’s revenue was $28.5 million and $18.5 million for the years ended December 31, 2020 and 2019, respectively. In addition, due to the COVID-19 pandemic, Spire’s revenue and other results of operations have been negatively impacted. The circumstances that have impacted the growth of Spire’s business stemming from the effects of the COVID-19 pandemic may continue in the future, and the growth rates in revenue may decline in future periods. You should not rely on Spire’s revenue for any previous quarterly or annual period as any indication of its revenue or revenue growth in future periods. As Spire grows its business, Spire expects its revenue growth rates to decline compared to prior fiscal years due to a number of reasons, which may include more challenging comparisons to prior periods as Spire’s revenue grows, slowing demand for its platform, increasing competition, a decrease in the growth of its overall market or market saturation, and its failure to capitalize on growth opportunities.

Spire may fail to effectively manage its growth, which would adversely affect its business, financial condition, and results of operations.

Spire is a rapidly growing company, and Spire’s future growth depends, in part, on its ability to manage its growth successfully. For example, the number of Spire’s Annual Recurring Revenue (“ARR”) Customers was 144 as of December 31, 2020, increased from 82 as of December 31, 2019. To effectively manage this growth, Spire will need to continue to improve and expand its operating and administrative systems, financial infrastructure, financial controls, technological operations infrastructure, and its internal IT systems, which it may not be able to do efficiently in a timely manner, or at all. To do so, Spire may seek to deploy products and services from third-party providers, which may not be available on commercially reasonable terms, or at all, and may not perform to its expectations. For the definition of ARR and ARR Customers, see the section titled “Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics.”

Spire’s ability to manage its growth will also depend in large part upon a number of other factors, including its ability to rapidly attract and retain qualified technical personnel in order to continue to develop reliable and flexible solutions and services that respond to evolving customer needs, improve and expand its sales team to keep customers informed regarding the key selling points and features of its platform, and obtain adequate capital required to fund its growth plans. Spire must also successfully implement its sales and marketing strategy and respond to competitive developments.

Any future growth would add complexity to Spire’s organization and require effective coordination across its organization. Because Spire’s operations are geographically diverse and increasingly complex, its personnel resources and infrastructure could become strained, and Spire’s reputation in the market and its ability to successfully manage and grow its business may be adversely affected. The complex nature of Spire’s Orbital Services business and the expansion of its platform, services, and customer base have placed increased demands on its management and operations, and further growth, if any, may place additional strains on its resources in the future. If Spire is unable to effectively manage its growth, its business, financial condition, and results of operations would be adversely affected.

Spire has a history of net losses and may not be able to achieve or maintain profitability in the future.

Spire has incurred net losses since its inception, and Spire expects to continue to incur net losses in the near future. Spire incurred net losses of $32.5 million for the year ended December 31, 2020 and $32.3 million for the year ended December 31, 2019. Spire expects its operating expenses to increase significantly over the next several years, as it continues to hire additional personnel, particularly in sales and marketing and research and development, expand its operations and infrastructure, both domestically and internationally, and continue to develop its platform’s features. These efforts may be more costly than Spire may expect and may not result in increased revenue or growth in its business. In addition to the expected costs to grow its business, Spire also will significantly increase legal, accounting, and other expenses as a public company. Any failure to increase Spire’s revenue sufficiently to offset the increases in its operating expenses will limit Spire’s ability to achieve or maintain profitability in the future. Further, if Spire is unable to successfully address these risks and challenges as it encounters them, Spire’s business, financial condition, and results of operations could be adversely affected.

Spire’s results of operations vary and are unpredictable from period to period, which could cause the market price of its common stock to decline.

Spire’s results of operations may fluctuate from period to period as a result of a number of factors, many of which are outside of its control and may be difficult to predict. Some of the factors that may cause Spire’s results of operations to fluctuate from period to period include:

•	Spire’s ability to attract new customers, retain existing customers, and expand their adoption of its platform, particularly to its largest customers;

•	market acceptance and the level of demand for Spire’s platform;

•	the quality and level of Spire’s execution of its business strategy and operating plan;

•	the effectiveness of Spire’s sales and marketing programs;

•	the competitive conditions in the industry, including consolidation within the industry, strategic initiatives by Spire or by competitors, or introduction of new services by Spire or its competitors;

•	the length of Spire’s sales cycle, including the timing of upgrades or renewals;

•	the cost and availability of components, including any changes to Spire’s supply or manufacturing partners;

•	the volume of sales generated by subscription sales as opposed to orbital service sales;

•	service outages or security breaches and any related occurrences could impact Spire’s reputation;

•

limited availability of appropriate launch windows, satellite damage or destruction during launch, launch failures, incorrect orbital placement of satellites, or losses due to satellites otherwise deorbiting prior to the end of their useful life;

•	trade protection measures, such as tariffs or duties;

•	Spire’s ability to successfully expand internationally and penetrate key markets;

•	Spire’s ability to develop and respond to new technologies;

•	increases in and the timing of operating expenses that Spire may incur to grow its operations and to remain competitive;

•	pricing pressure as a result of competition or otherwise;

•

delays in Spire’s sales cycle, decreases in sales to new customers, and reductions in upselling and cross-selling to existing customers due to the impact on global business and data spending as a result of the COVID-19 pandemic;

•	the implementation of cost-saving activities as a result of the COVID-19 pandemic;

•	the impact and costs, including those with respect to integration, related to the acquisition of businesses, talent, technologies, or intellectual property rights;

•	changes in the legislative or regulatory environment;

•	adverse litigation judgments, settlements, or other litigation-related costs; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in Spire’s results of operations. Spire also intends to continue to invest significantly to grow its business in the near future rather than optimizing for profitability or cash flows. In addition, Spire’s quarterly results of operations may fluctuate from quarter to quarter depending on customer buying habits, and whether they are purchasing a subscription or a project-based data solution. The timing of completion of milestones and customer approval thereof may impact or delay Spire’s recognition of revenue from milestone-based projects. The variability of Spire’s results of operations or other operating estimates could result in its failure to meet its expectations or those of securities analysts or investors. If Spire fails to meet or exceed such expectations for these or any other reasons, the market price of its common stock could decline and Spire could face costly lawsuits, including securities class action suits.

The global COVID-19 pandemic has harmed and could continue to harm Spire’s business, financial condition, and results of operations.

The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods, and services worldwide, including in the geographic areas in which Spire conducts its business operations and from which Spire generates its revenue. It has also caused extreme societal, economic, and financial market volatility, resulting in business shutdowns and potentially leading to a global economic downturn. The magnitude and duration of the resulting decline in business activity cannot currently be estimated with any degree of certainty and the decline has had several effects on Spire’s business and results of operations, including, among other things:

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negatively impacting global data spending, which has adversely affected demand and may continue to adversely affect demand for Spire’s platform, caused potential customers to delay or forgo purchases of orbital services or subscriptions to Spire’s platform, and caused some existing customers to fail to renew subscriptions, defer their renewal, reduce their usage, or fail to expand their usage of Spire’s platform within their business;

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disrupting Spire’s supply chain for the manufacturing and launch of its satellites, delaying its ability to launch new satellites, and limiting its ability to perform maintenance on its ground stations;

•	slowing its recruiting, hiring, and onboarding processes, and

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restricting Spire’s sales operations and marketing efforts, including limiting the ability of its sales force to travel to existing customers and potential customers, and reducing the effectiveness of such efforts in some cases.

The COVID-19 pandemic may cause Spire to continue to experience the foregoing challenges in Spire’s business in the future and could have other effects on its business, including delaying or lengthening Spire’s sales cycle, increasing customer churn, depressing upsell opportunities, delaying collections or resulting in an inability to collect accounts receivable as a result of extended payment terms, concessions, or customer inability to pay, and disrupting its ability to develop new offerings, enhance existing offerings, market, and sell access to its platform, and conduct business activities generally. Further, unemployment rates have been volatile, and financial markets are experiencing significant levels of volatility and uncertainty, which could have an adverse effect on consumer and commercial spending and negatively affect demand for Spire’s customers’ products and services, particularly in markets such as aviation and maritime. Changes in government administration and national and international priorities, including in response to the COVID-19 pandemic, could have a significant impact on government budgets and spending priorities. Spire has historically derived a significant portion of its revenue from contracts with governments, therefore, any reduced government spending overall on services that Spire provides could adversely affect Spire’s business.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, Spire has taken precautionary measures intended to reduce the risk of the virus spreading to its employees, its customers, and the communities in which it operates, and Spire may take further actions as required by government entities or that it determines are in the best interests of its employees, customers, partners, and suppliers. In particular, governmental authorities have instituted shelter-in-place policies or other restrictions in many jurisdictions in which Spire operates, which policies require most of its employees to work remotely. Even once shelter-in-place policies or other governmental restrictions are reduced or lifted, Spire expects to take a measured and careful approach to have employees returning to offices and traveling for business. Some employees may be unwilling or unable to receive a COVID-19 vaccine, necessitating the implementation of additional safety or social distancing protocols, and impeding their return to pre-pandemic work routines. These precautionary measures and policies could negatively impact employee recruiting, productivity, training and development, and collaboration, or otherwise disrupt Spire’s business operations. The extent and duration of working remotely may also affect Spire’s ability to attract and retain employees, manage employee expectations regarding returning to offices, and expose Spire to increased risks of security breaches or incidents. Spire may need to enhance the security of its platform, its data, and its internal IT infrastructure, which may require additional resources and may not be successful. Furthermore, for part of fiscal year 2020, Spire took a number of proactive actions to manage its operating expenses in light of the uncertainty caused by the COVID-19 pandemic, including temporarily limiting the addition of new employees and third-party contracted services, curtailing most travel expenses except where critical to the business, and acting to limit discretionary spending, and Spire may be required to take similar or other actions in the future.

The extent to which the COVID-19 pandemic continues to impact Spire’s business and results of operations will also depend on future developments that are highly uncertain and cannot be predicted, such as the duration and spread of the outbreak, the extent and effectiveness of containment actions, and the effectiveness of vaccination efforts. An extended period of global supply chain and economic disruption as a result of the COVID-19 pandemic could have a material negative impact on Spire’s business, results of operations, and financial condition, though the full extent and duration is uncertain. To the extent the COVID-19 pandemic continues to adversely affect Spire’s business and financial results, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Satellites use highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks, including exposure to space debris and other spacecraft, while in orbit.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, or anomalies, that have occurred and may continue to occur in Spire’s satellites. Exposure of Spire’s satellites to an unanticipated catastrophic event, such as a meteor shower, Coronal Mass Ejection (“CME”) or a collision with space debris, could reduce the performance of, or completely destroy, the affected satellite and/or constellation. In addition, satellites in low earth orbit have a limited life cycle and they could become compromised over their designated operational life span. Spire anticipates that its satellites will have an expected end-of-commercial-service life of three years. It is possible that the actual commercial service lives of Spire’s satellites will be shorter than anticipated.

Some of the principal satellite anomalies that may affect the actual commercial service lives of Spire’s satellites include:

•	Mechanical and electrical failures due to manufacturing error or defect, including:

•	mechanical failures that degrade the functionality of a satellite, such as the failure of solar array panel drive mechanisms, rate gyros, or momentum wheels;

•	antenna failures and defects that degrade the communications capability of the satellite;

•	circuit failures that reduce the power output of the solar array panels on the satellites;

•	failure of the battery cells that power the payload and spacecraft operations during daily solar eclipse periods;

•	power system failures that result in a shutdown or loss of the satellite;

•	avionics system failures, including GPS, that degrade or cause loss of the satellite;

•	altitude control system failures that degrade or cause the inoperability of the satellite;

•	transmitter or receiver failures that degrade or cause the inability of the satellite to communicate with Spire’s ground stations;

•	communications system failures that affect overall system capacity;

•	satellite computer or processor re-boots or failures that impair or cause the inoperability of the satellites; and

•	radio frequency interference emitted internally or externally from the spacecraft affecting the communication links.

•	Equipment degradation during the satellite’s lifetime, including:

•	degradation of the batteries’ ability to accept a full charge;

•	degradation of solar array panels due to radiation;

•	general degradation resulting from operating in the harsh space environment, such as from solar flares;

•	degradation or failure of reaction wheels;

•	degradation of the thermal control surfaces;

•	degradation and/or corruption of memory devices; and

•	system failures that degrade the ability to reposition the satellite.

•	Deficiencies of control or communications software, including:

•	failure of the charging algorithm that may damage the satellite’s batteries;

•	problems with the communications functions of the satellite;

•	limitations on the satellite’s digital signal processing capability that limit satellite communications capacity; and

•	problems with the fault control mechanisms embedded in the satellite.

Spire has experienced, and may in the future experience, anomalies in some of the categories described above. The effects of these anomalies include, but are not limited to, failure of the satellite, degraded communications performance, reduced power available to the satellite in sunlight and/or eclipse, battery overcharging or undercharging and limitations on satellite communications capacity. Some of these effects may be increased during periods of greater message traffic and could result in Spire’s system requiring more than one attempt to send messages before they get through to its satellites. Although these multiple re-try effects do not result in lost messages, they could lead to increased messaging latencies for the end user and reduced throughput for Spire’s system. Spire considers a satellite “failed” only when it can no longer provide any data service, and Spire does not intend to undertake further efforts to return it to service. While Spire has already implemented a number of system adjustments, it cannot provide assurance that these actions will succeed or adequately address the effects of any anomalies in a timely manner or at all. While certain software deficiencies may be corrected remotely, most, if not all, of the satellite anomalies or debris collision damage cannot be corrected once the satellites are placed in orbit. Any satellite anomalies in the future may result in monetary losses, delays, and impairment of services, all of which may adversely affect Spire’s business, financial condition, and results of operations.

Spire relies on a limited number of customers to provide a substantial portion of the revenue it derives from sales to government entities.

Spire has historically derived a significant portion of its revenue from contracts with federal, state, local, and foreign governments, which accounted for approximately 66% of Spire’s revenues for the fiscal year ended December 31, 2020. Spire believes that the future success and growth of its business will depend in part on its ability to continue to maintain and procure government contracts. Within the government channel, approximately 55% of revenue in 2020 was generated by three government customers. Contracts with any government entity may be terminated or suspended by the government at any time, with or without cause. There can be no assurance that any contract with the government of any country will not be terminated or suspended in the future. Although Spire attempts to ensure that government contracts have standard provisions such as termination for convenience language which reimburses it for reasonable costs incurred, the payments are not assured and may not be sufficient to fully compensate Spire for any early termination of a contract. The loss of one or more of Spire’s government customers, or any significant decrease in sales to these customers, could reduce its net sales and adversely affect its business, financial condition, and results of operations.

Spire’s contracts with government entities are subject to a number of uncertainties.

Spire’s services are incorporated into many different domestic and international government programs. Whether it contracts directly with the U.S. government, a foreign government, or one of their respective agencies, or indirectly as a subcontractor or team member, Spire’s contracts and subcontracts are subject to special risks. For example:

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Changes in government administration and national and international priorities, including developments in the geo-political environment and measures implemented in response to the COVID-19 pandemic, could have a significant impact on national or international government spending priorities and the efficient handling of routine contractual matters. These changes could have a negative impact on Spire’s business in the future.

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Because Spire contracts to supply services to U.S. and foreign governments and their prime and subcontractors, Spire competes for contracts in a competitive bidding process. Spire may compete directly with other suppliers or align with a prime or subcontractor competing for a contract. Further, foreign governments may favor their domestic providers when awarding contracts over Spire. Spire may not be awarded the contract if the pricing or solution offering is not competitive, either at Spire’s level or the prime or subcontractor level. In addition, in the event Spire is awarded a contract, Spire is subject to protests by losing bidders of contract awards that can result in the reopening of the bidding process and changes in governmental policies or regulations and other political factors. In addition, Spire may be subject to multiple rebid requirements over the life of a government program in order to continue to participate in such program, which can result in the loss of the program or significantly reduce Spire’s revenue or margin from the program. Government program requirements for more frequent technology refreshes may lead to increased costs and lower long-term revenues.

Government contracts often contain provisions and are subject to laws and regulations that provide government customers with additional rights and remedies not typically found in commercial contracts. These rights and remedies allow government customers, among other things, to:

•	Terminate existing contracts for convenience with short notice;

•	Reduce orders under or otherwise modify contracts;

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For contracts subject to the Truth in Negotiations Act, reduce the contract price or cost where it was increased because a contractor or subcontractor furnished cost or pricing data during negotiations that was not complete, accurate, and current;

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For some contracts, (i) demand a refund, make a forward price adjustment, or terminate a contract for default if a contractor provided inaccurate or incomplete data during the contract negotiation process and (ii) reduce the contract price under triggering circumstances, including the revision of price lists or other documents upon which the contract award was predicated;

•	Cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	Decline to exercise an option to renew a multi-year contract;

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Claim rights in solutions, systems, or technology produced by Spire, appropriate such work-product for their continued use without continuing to contract for Spire’s services, and disclose such work-product to third parties, including other government agencies and Spire’s competitors, which could harm Spire’s competitive position;

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Prohibit future procurement awards with a particular agency due to a finding of organizational conflicts of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors, or the existence of conflicting roles that might bias a contractor’s judgment;

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Subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend Spire’s performance pending the outcome of the protest and may also result in a requirement to resubmit offers for the contract or in the termination, reduction, or modification of the awarded contract;

•	Suspend or debar Spire from doing business with the applicable government;

•	Demand a set-off of amounts due to Spire on other contracts to satisfy amounts due to a contract default termination on a specific contract; and

•	Control or prohibit the export of Spire’s services.

If a customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of Spire’s significant contracts, or if a government were to suspend or debar Spire from doing business with such government, its business, financial condition, and results of operations would be materially harmed.

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Spire contracts with U.S. and international government contractors or directly with the U.S. government on a commercial item basis, eliminating the requirement to disclose and certify cost data. To the extent that there are interpretations or changes in the Federal Acquisition Regulation (the “FAR”) regarding the qualifications necessary to sell commercial items, there could be a material impact on Spire’s business and operating results. For example, there have been legislative proposals to narrow the definition of a “commercial item” (as defined in the FAR) or to require cost and pricing data on commercial items that could limit or adversely impact Spire’s ability to contract under commercial item terms. Changes could be accelerated due to changes in Spire’s mix of business, in Federal regulations, or in the interpretation of Federal regulations, which may subject Spire to increased oversight by the Defense Contract Audit Agency, for certain of Spire’s services. Such changes could also trigger contract coverage under the Cost Accounting Standards (the “CAS”), further impacting Spire’s commercial operating model and requiring compliance with a defined set of business systems criteria. Growth in the value of certain of Spire’s contracts has increased its compliance burden, requiring it to implement new business systems to comply with such requirements. Failure to comply with applicable CAS requirements could adversely impact Spire’s ability to win future CAS-type contracts.

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Spire is subject to the Defense Federal Acquisition Regulation Supplement (the “DFARS”), and the Department of Defense, and other federal cybersecurity requirements, in connection with Spire’s defense work for the U.S. government and prime contractors. Amendments to cybersecurity requirements such as through amendments to the FAR or DFARS, may increase Spire’s costs or delay the award of contracts if Spire is unable to certify that it satisfies such cybersecurity requirements.

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The U.S. government or a prime contractor customer could require Spire to relinquish data rights to a product in connection with performing work on a government contract, which could lead to a loss of valuable technology and intellectual property in order to participate in a government program.

•	The U.S. government or a prime contractor customer could require Spire to enter into cost reimbursable contracts that could offset Spire’s cost efficiency initiatives.

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Sales to Spire’s U.S. prime defense contractor customers as part of foreign military sales programs combine several different types of risks and uncertainties highlighted above, including risks related to government contracts, risks related to defense contracts, timing and budgeting of foreign governments, and approval from the U.S. and foreign governments related to the programs, all of which may be impacted by macroeconomic and geopolitical factors outside of Spire’s control.

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Spire may need to invest additional capital to build out higher level security infrastructure at certain of its facilities to win contracts related to government programs with higher level security requirements. Failure to invest in such infrastructure may limit Spire’s ability to obtain new contracts with such government programs.

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Spire faces risks associated with bid protests, in which Spire’s competitors could challenge the contracts Spire has obtained, or suspension, debarment, or similar ineligibility from serving government customers.

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Spire has certain contracts which were awarded to Spire as part of the U.S. federal government’s small business program. As Spire’s revenue grows, Spire may be deemed to be “other than small,” which could reduce Spire’s eligibility for proposal opportunities or reduce Spire’s ability to secure new contracts.

Spire’s satellites and platform could fail to perform or perform at reduced levels of service because of technological malfunctions, satellite failures or deficiencies, or other performance failures, which would seriously harm its reputation, business, financial condition, and results of operations.

Spire’s satellites and platform are exposed to the risks inherent in large-scale, complex satellite systems employing advanced technology. Spire relies on data collected from a number of sources including data obtained from our satellites and from third parties and may become unable or limited in its ability to receive such data. For example, satellites can temporarily go out of service and be recovered, or cease to function for reasons beyond Spire’s control, including the quality of design and construction, the supply of the battery, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits and space environments in which the satellites are placed and operated. Electrostatic storms, collisions with other objects or actions by malicious actors, including cyber related, could also damage the satellites and subject Spire to liabilities for any damages caused to other spacecrafts. Additionally, in certain instances, governments may discontinue for periods of time the access to or operation of a satellite for any particular area on the Earth and for various reasons may not permit transmission of certain data, whether from a satellite owned by the government or not.

Satellites can experience malfunctions, commonly referred to as anomalies, which have occurred and may occur in the future with respect to Spire’s satellites. Any single anomaly could materially and adversely affect Spire’s ability to utilize the satellite. Anomalies may also reduce the expected capacity, commercial operation and/or useful life of a satellite, thereby reducing the amount of space data collected, which, if material, could impact revenue or create additional expenses due to the need to provide replacement or back-up satellites or satellite capacity earlier than planned and could have a material adverse effect on Spire’s business. In addition, if a satellite experiences a malfunction, Spire’s backup satellite capacity may be insufficient to meet all of its customers’ needs or cause service interruptions, and Spire may need to potentially blackout or reduce service to certain customers, which would adversely affect its relationships with its customers and result in loss of revenues. Although Spire works to determine and eliminate the cause of anomalies in new satellites and provide for redundancies of many critical components in the satellites and service levels, it may not be able to prevent the impacts of anomalies in the future.

Satellites have certain redundant systems which can fail partially or in their entirety and accordingly satellites may operate for extended periods without all redundant systems in operation, but with single points of failure. The failure of satellite components could cause damage to or loss of the use of a satellite before the end of its expected useful life. Certain Spire satellites are nearing the end of their expected useful lives. As satellites near the end of their expected useful lives, the performance of each satellite could start to gradually decline. Spire can offer no assurance that satellites will maintain their prescribed orbits or remain operational and it may not have replacement satellites that are immediately available. There can be no assurance as to the actual useful life of a satellite or that the useful life of individual components will be consistent with their design life. A number of factors will impact the useful lives of Spire’s satellites, including, among other things, the quality of their design and construction, the durability of their component parts and availability of any replacement components, and the occurrence of any anomaly or series of anomalies or other risks affecting the satellites during launch and in orbit. In addition, any improvements in technology may make obsolete Spire’s existing satellites or any component of its satellites prior to the end of their lives. If Spire’s satellites and related equipment have shorter useful lives than it currently anticipates, this may lead to increased expenses from earlier than expected replacement satellites and/or declines in actual or planned revenues, which would have a material adverse effect on its business, financial condition, and results of operations.

Spire’s satellites, despite extensive testing and quality control, have in the past and may in the future contain defects, errors, or vulnerabilities, or may not perform as contemplated. These defects, errors, or vulnerabilities could result in exposure of data, data loss, data leakage, unanticipated downtime, or other events that would result in harm to Spire’s reputation, loss of customers or revenue, refunds, service terminations, or lack of market acceptance of Spire’s platform. Errors, viruses, or bugs may also be present in data, software, or hardware that Spire acquires or licenses from third parties and incorporates into Spire’s platform or in third party software or hardware that Spire’s customers use in conjunction with its platform. Spire’s customers’ proprietary software and network firewall protections may corrupt data from Spire’s offerings and create difficulties in implementing Spire’s solutions.

Any disruption to Spire’s satellites, platform, services, information systems, or infrastructure could result in the inability or reduced ability of Spire’s customers to receive its services for an indeterminate period of time. These customers include government agencies conducting mission-critical work throughout the world, as well as consumers and businesses located in remote areas of the world and operating under harsh environmental conditions. Any disruption to Spire’s services or extended periods of reduced levels of service could cause it to lose customers or revenue, result in delays or cancellations of future implementations of Spire’s services, result in failure to attract customers, or result in litigation, customer service, or repair work that would involve substantial costs and distract management from operating Spire’s business.

In addition, certain components of Spire’s platform are located in foreign countries, and as a result, are potentially subject to governmental, regulatory, or other actions in such countries which could force Spire to limit the operations of, or completely shut down, components of Spire’s system, including its ground stations or other portions of Spire’s infrastructure. The failure of any of the diverse and dispersed elements of the system, including satellites, network control center or backup control center, and ground stations, to function and coordinate as required could render the system unable to perform at the quality and capacity levels required for success. Any system failures, repeated solution failures, shortened satellite commercial service life, or extended reduced levels of service could reduce Spire’s sales, increase costs, or result in warranty or liability claims and seriously harm its business, financial results, and results of operations.

Satellites are subject to construction and launch delays, launch failures, damage or destruction during launch, the occurrence of which can materially and adversely affect Spire’s operations.

Delays in the construction of future satellites and the procurement of requisite components and third-party launch vehicles, limited availability of appropriate launch windows, possible delays in obtaining regulatory approvals, satellite damage or destruction during launch, launch failures, or incorrect orbital placement could have a material adverse effect on Spire’s business, financial condition, and results of operations. The loss of, or damage to, a satellite due to a launch failure could result in significant increased expenses from earlier than expected replacement satellites and delays in anticipated revenue. Any significant delay in the commencement of service of a satellite could delay or potentially permanently reduce the revenue anticipated to be generated by that satellite. In addition, if the loss of satellites was material, Spire might not be able to accommodate customers with sufficient data to meet minimum service level agreements until replacement satellites are available, and it may not have on hand, or be able to obtain in a timely manner, the necessary funds to cover the cost of any necessary satellite replacement. In addition, appropriate launch windows for satellites in Spire’s industry are limited and may become more so as additional satellite networks and other spacecraft are launched and/or as space debris becomes more common. Coordinating with partners and regulators to reserve launch windows and prepare for launches may as a result become more difficult over time. An extended launch delay beyond planned contingency, launch failure, underperformance, delay or perceived delay could have a material adverse effect on Spire’s business prospects, financial condition, and results of operations.

Technical malfunctions, performance failures, or other issues or difficulties with Spire’s ground stations could harm its business, financial condition, and results of operations.

The ongoing operations of Spire’s satellite constellation and data services rely on the functionality of its ground stations. While Spire believes that the overall health of its ground stations remains stable, it has in the past experienced and may continue to experience technical difficulties or mechanical issues with its ground stations which may negatively impact service in the region covered by that ground station. Spire’s ground stations are often located in remote regions of the world and not easily accessible. For example, the COVID-19 pandemic significantly curtailed the ability for Spire’s employees and any third parties that Spire contracts with to travel to the ground stations in order to perform maintenance. Any continued or future restrictions on travel may affect Spire’s ability to repair or service its ground stations which could have a material adverse effect on its business, financial condition, and results of operations.

Spire may experience a partial or total loss of one or more of its ground stations due to natural disasters such as tornados, floods, hurricane, or earthquakes, fire, acts of war or terrorism, or other catastrophic events. While Spire’s ground stations are able to provide overlapping geographic coverage, a failure at one or more of its ground stations could cause a delayed, partial, or complete loss of service for its customers. Spire may experience a failure in the necessary equipment at its ground stations, or in the communication links between its ground stations. Additionally, Spire’s ground stations are located on property that is not owned by Spire. A failure at any of Spire’s ground stations, facilities, or in the communications links between its facilities, or in Spire’s ability to maintain its ground station leases for any reason, could adversely affect its business, financial condition, and results of operations.

Further, Spire relies on third parties to perform maintenance on and repair its ground stations. If Spire’s relationship with these third parties deteriorates or the third parties become unable or unwilling to maintain the ground stations, or if there are changes in the applicable regulations that require Spire to give up any or all of its ownership interests in any of the ground stations, its control over its satellite data could be diminished and the business, financial condition, and results of operations could be harmed.

Spire faces intense competition and could face pricing pressure from, and lose market share to, its competitors, which would adversely affect its business, financial condition, and results of operations.

The maritime, aviation, and weather data industries are fragmented and highly competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and frequent introductions of improvements to existing offerings. Spire’s primary competitors in these industries include companies that specialize in one or more services similar to those offered by Spire on a local or regional basis. Spire also competes with global, national, regional, and local firms and government entities specializing in these industries. Both commercial and government organizations have indicated that they might build and launch satellites capable of collecting earth observation information from space. The U.S. government and foreign governments have developed and may in the future develop their data collection tools and develop their own data analytics solutions, which could reduce their need to rely on Spire and other commercial suppliers. In addition, such governments could sell or provide free of charge similar data and analytics and thereby compete with Spire’s offerings.

Some of Spire’s primary competitors include Orbcomm Inc. and exactEarth Ltd. in its maritime data vertical, Aireon LLC in its aviation data vertical, and GeoOptics, Inc. in its weather data vertical, with respect to its radio occultation data services. In the weather industry, Spire also competes more broadly with analytics companies and government agencies such as AccuWeather, Inc., Weathernews Inc., MeteoGroup (acquired by DTN, LLC), ClimaCell, Inc., the European Centre for Medium-Range Weather Forecasts (“ECMWF”), National Oceanic and Atmospheric Administration (“NOAA”), and The Weather Company. Additionally, many governmental agencies, such as NOAA, provide weather data at little to no cost. Spire competes with companies such as AAC Clyde Space, GomSpace A/S, NanoAvionika LLC, and Open Cosmos Ltd., in its orbital services business. Spire is constantly exposed to the risk that its competitors may utilize data they receive from Spire to develop and offer competing products and services to their customers, which may reduce the overall demand for Spire’s products and services. Spire’s competitors may also implement disruptive technology, or new technology before Spire does, or may offer lower prices, additional offerings or other incentives that Spire cannot or will not offer. Spire can give no assurances that it will be able to compete successfully against existing or future competitors or increase its market share.

Spire’s business model of delivering data and analytics gathered from a custom constellation of satellites in space is still relatively new and has only recently gained market traction. Moreover, many established businesses are aggressively competing against Spire and have offerings that have functionalities similar to those offered by Spire. Spire expects competition to increase as other established and emerging companies enter this market, as customer requirements evolve, and as new offerings and technologies are introduced. If Spire is unable to anticipate or effectively react to these competitive challenges, its competitive position would weaken, and its business, financial condition, and results of operations would be adversely affected.

Many of Spire’s existing competitors have, and some of its potential competitors could have, substantial competitive advantages, such as:

•	greater name recognition, longer operating histories, and larger customer bases;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with suppliers, manufacturers, and customers;

•	greater customer support resources;

•	greater resources to make acquisitions and enter into strategic partnerships;

•	lower labor and research and development costs;

•	larger and more mature intellectual property rights portfolios; and

•	substantially greater financial, technical, and other resources.

Conditions in Spire’s markets could change rapidly and significantly as a result of technological advancements, the emergence of new entrants into the market, partnering or acquisitions by Spire’s competitors, or continuing market consolidation. New innovative start-up companies and competitors that are making significant investments in research and development may invent similar or superior offerings and technologies that compete with Spire’s offerings. In addition to satellite-based competitors, terrestrial data service providers could further expand into rural and remote areas and provide some of the same general types of offerings that Spire provides. Potential customers may also believe that substitute technologies that have similar functionality or features as Spire’s platform are sufficient for their needs, or they may believe that point solutions that address narrower industry segments overall are nonetheless adequate for their needs. Some of Spire’s current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships that may allow them to offer more directly competitive and comprehensive offerings than were previously offered and may adapt more quickly to new technologies and customer needs. As a result of such acquisitions, Spire’s current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote greater resources to bring these products and services to market, initiate or withstand substantial price competition, or develop and expand their product and service offerings more quickly than Spire. These competitive pressures in Spire’s market or Spire’s failure to compete effectively may result in fewer orders, reduced revenue and margins, and loss of market share. In addition, it is possible that industry consolidation may impact customers’ perceptions of the viability of smaller or even mid-size companies and consequently customers’ willingness to purchase from such firms.

Additionally, competition continues to increase in the markets in which Spire operates, and Spire expects competition to further increase in the future, including from new and emerging companies, which could lead to increased pricing pressures. Spire’s competitors vary in size, and some may have substantially broader and more diverse offerings, which may allow them to leverage their relationships based on other offerings or incorporate functionality into existing offerings to gain business in a manner that discourages customers from purchasing access to Spire’s platform, including through selling at zero or negative margins, offering concessions, bundling offerings, or maintaining closed technology platforms. In addition, certain customer bases and industries have been more severely impacted by the ongoing effects of the COVID-19 pandemic, which may lead to increased pricing pressure, increased customer churn, or a reduced ability or willingness to replace a competitor’s offering with Spire’s solutions. Any decrease in the subscription prices for Spire’s services, without a corresponding decrease in costs or increase in volume, would adversely impact Spire’s ability to achieve or maintain profitability. Spire’s profitability could also be adversely affected by a shift towards lower-tiered subscription packages. If Spire is unable to maintain its pricing or market share due to competitive pressures or other factors, its business, financial condition, and results of operations would be adversely affected.

Spire’s reputation and brand are important to its success, and Spire may not be able to maintain and enhance its reputation and brand, which would adversely affect its business, financial condition, and results of operations.

Spire believes that maintaining and enhancing its reputation as a leading global provider of space-based data and analytics is critical to its relationship with its existing customers and its ability to attract new customers. The successful promotion of Spire’s brand will depend on a number of factors, including its marketing efforts, its ability to continue to develop high-quality features for its platform, its ability to successfully differentiate its platform from those of its competitors, its ability to promote and maintain the reputation of its platform for data security, and its ability to obtain, maintain, protect, and enforce its intellectual property and proprietary rights. Spire’s brand promotion activities may not be successful or yield increased revenue. In addition, independent industry analysts often provide reports of Spire’s platform, as well as the offerings of Spire’s competitors, and perception of Spire’s platform in the marketplace may be significantly influenced by these reports. If these reports are negative, or less positive as compared to those of Spire’s competitors, Spire’s reputation and brand may be adversely affected. Additionally, the performance of Spire’s channel partners may affect Spire’s reputation and brand if customers do not have a positive experience with its platform as implemented by its channel partners or with the implementation generally. At times, competitors may adopt trade names or trademarks similar to Spire’s, thereby impeding Spire’s ability to build brand identity and possibly leading to market confusion. Additionally, Spire’s registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, or declared generic or determined to be infringing on other marks, or if Spire is otherwise unable to establish name recognition based on Spire’s trademarks and trade names, then Spire may not be able to compete effectively and its business may be adversely affected. The promotion of Spire’s brand requires it to make substantial expenditures, and Spire anticipates that the expenditures will increase as its market becomes more competitive, as Spire expands into new geographies and markets and as more sales are generated through its channel partners. Any increase in revenue from such brand promotion initiatives may not offset the increased expenses Spire incurs. If Spire does not successfully maintain and enhance its reputation and brand, its business, financial condition, and results of operations would be adversely affected.

Rapid and significant technological changes in the satellite industry or the introduction of a new service solution to the market that reduces or eliminates Spire’s service performance advantage may harm its business, financial condition, and results of operations.

The satellite communications industry is subject to rapid advances and innovations in technology. Spire may face competition in the future from companies using new service solutions, innovative technologies, and equipment, including new low earth orbit constellations and expansion of existing geostationary satellite systems or new technology that could eliminate the need for a satellite system. New service solutions and technologies could render Spire’s offerings obsolete or less competitive by satisfying customer demand in more attractive ways or through the introduction of incompatible standards. For example, if new transmitters are deployed that emit in the same frequencies as Automation Identification System (“AIS”), they might cause Spire’s AIS services to be severely compromised or disabled. Particular technological developments that could adversely affect Spire include the deployment by its competitors of new satellites with greater power, flexibility, efficiency, or capabilities, as well as continuing improvements in terrestrial technologies. In order for Spire’s business to keep pace with technological changes and remain competitive, it may need to make significant capital expenditures, including capital to design and launch new platform features and services. New technologies may also be protected by patents or other intellectual property laws and therefore may not be available. Any failure to implement new technology within Spire’s platform may compromise its ability to compete.

Spire believes that its orbital services and system solutions for its aviation, maritime, weather, and earth intelligence verticals provide a competitive performance solution in the market, which in turn factors into Spire’s ability to generate market share and revenues and margins. There is a risk that a competitor in the future may conceive of and implement a different technology solution that would approach or exceed the performance capability of Spire’s solutions with consequent impact to revenues and market shares.

For certain of Spire’s offerings, Spire is dependent on the continued operation and access to allocated bands in the radio frequency spectrum and various GNSS systems. Any curtailment of the operating capability of these systems or limitations on access to, or use of the signals, or discontinuance of service could result in degradation of Spire’s services or performance and may have an adverse effect on its business.

In addition, as Spire introduces new services or enters into new markets, Spire may face new technological, operational, compliance, regulatory, and administrative risks and challenges, including risks and challenges unfamiliar to Spire. Spire may not be able to mitigate these risks and challenges to achieve its anticipated growth or successfully increase its market share, which could materially adversely affect its business, financial condition, and results of operations.

Changes to Spire’s subscription model could adversely affect its ability to attract or retain customers.

Spire offers a multi-tiered subscription model for its platform, in addition to its project-based orbital services. Spire is continuing to iterate and optimize its business models as it evaluates customer preferences, needs, and use of its platform and services, and expects that its business models will continue to evolve. Many factors could significantly affect Spire’s pricing strategies, including operating costs, its competitors’ pricing and marketing strategies, customer use patterns, and general economic conditions. Spire may face downward pressure from its customers regarding its pricing and competitors with different pricing models may attract customers that prefer the competitors’ pricing models over Spire’s multi-tiered subscription model, which would cause Spire to lose business or modify its subscription model, both of which could adversely affect its business, financial condition, and results of operations. Changes to Spire’s subscription model and model for its orbital services may also affect its revenue recognition and other accounting policies, which may adversely affect its results of operations in any given fiscal period.

Certain of Spire’s competitors or potential competitors offer, or may in the future offer, lower-priced solutions, a broader range of services and features, or greater flexibility and customization in their offerings. Similarly, certain competitors may use marketing strategies that enable them to attract or retain new customers at a lower cost. Moreover, Spire’s customers may demand substantial price discounts as part of the negotiation of contracts. There can be no assurance that Spire will not be forced to reduce the pricing for its services or to increase its sales and marketing and other expenses to attract and retain customers in response to competitive pressures. Spire has launched, and may in the future launch, new pricing strategies and initiatives, or modify existing business models, any of which may not ultimately be successful in attracting and retaining customers. Any such changes to Spire’s subscription model or the model for its orbital services or its ability to efficiently price its services could adversely affect its business, financial condition, and results of operations.

Spire’s sales cycle can be long and unpredictable for certain channels and services, and its sales efforts require considerable time and expense.

Spire’s quarterly results of operations fluctuate, in part, because of the resource intensive nature of its sales efforts and the length and variability of its sales cycle for certain of its offerings, such as Spire’s orbital services, and for certain of its customers, such as government departments and agencies. The length of Spire’s sales cycle, from initial contact with its sales team to a contractual commitment from a customer, can also vary substantially from customer to customer based on customer size, industry, maturity, profitability, whether Spire is launching a new solution, and deal complexity and customization. Spire’s sales cycle can vary considerably and may be lengthened and made more uncertain by regional or global events, such as the COVID-19 pandemic. Such events have resulted in and may continue to cause a general reduction in spending on data by Spire’s customers, which will further affect its ability to estimate not only the length of the sales cycle, but also the anticipated size of potential subscriptions. Further, Spire’s sales cycle may lengthen as it continues to focus its sales efforts on large enterprises and on its orbital services. For example, large organizations often undertake a significant evaluation process that results in a lengthy sales cycle and product purchases by large organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays.

In addition, Spire’s results of operations depend, in part, on subscription renewals from customers and increasing sales and upgrades to Spire’s existing customers, which may also be reduced as a result of regional or global events. If a customer does not renew on time or as expected, it can negatively affect its revenue for a given period. It is difficult to predict exactly whether or when Spire will make a sale to a potential customer or if it can increase sales to its existing customers. As a result, initial sales or renewals have, in some cases, occurred in quarters subsequent to what Spire anticipated, or have not occurred at all. Spire may in the future make changes to its subscription model, which may affect the length of its sales cycle and its ability to predict the length of its sales cycle or the anticipated size of potential subscriptions. The loss or delay of one or more transactions in a quarter could impact Spire’s results of operations for that quarter and any future quarters for which revenue from that transaction is delayed.

Spire depends on its sales force, and it may fail to attract, retain, motivate, or train its sales force, which could adversely affect Spire’s business, financial condition, and results of operations.

Spire’s ability to increase its customer base, achieve broader market acceptance of its platform, grow its revenue, and achieve and sustain profitability will depend, to a significant extent, on its ability to effectively expand its sales and marketing operations and activities, particularly its direct sales efforts. Spire depends on its sales force to obtain new customers and to drive additional sales to existing customers by selling them new subscriptions and expanding the value of their existing subscriptions. Spire believes that there is significant competition for sales personnel, including sales representatives, sales managers, and sales engineers, with the skills and technical knowledge that Spire requires. Spire’s ability to achieve revenue growth will depend, in part, on its ability to recruit, train, and retain sufficient numbers of sales personnel to support its growth. Spire’s hiring, training, and retention efforts have been, and may further be, hindered by the constraints placed on its business as a result of the COVID-19 pandemic, including measures that Spire takes proactively and those that are imposed upon Spire by government authorities. New hires require significant training and may take significant time before they achieve full productivity, and Spire’s remote and online onboarding and training processes may be less effective and take longer. Further, hiring sales personnel in new countries requires additional set up and upfront costs that Spire may not recover if the sales personnel fail to achieve full productivity. If Spire is unable to attract, retain, motivate, and train sufficient numbers of effective sales personnel, if its sales personnel do not reach significant levels of productivity in a timely manner, or if its sales personnel are not successful in converting potential customers into new customers, or increasing sales to Spire’s existing customer base, Spire’s business, financial condition, and results of operations would be adversely affected.

In addition, Spire spends significant amounts on advertising and other marketing campaigns to acquire new customers. While Spire seeks to deploy its marketing strategies in a manner most likely to encourage efficient customer acquisition, Spire may fail to identify marketing opportunities that satisfy its anticipated return on marketing spend as it scales its investments in marketing, and accurately predict customer acquisition and behavior. If any of Spire’s advertising and other marketing campaigns prove less successful than anticipated in attracting new customers, its business, financial condition and results of operations could be adversely affected. There can be no assurance that Spire’s marketing efforts will result in increased sales.

The COVID-19 pandemic has also changed the way Spire interacts with its customers and prospective customers. Spire has, and may continue to, alter, postpone, or cancel planned customer, employee, and industry events or shift them to a virtual only format. Spire’s operating results may also suffer if sales and marketing personnel are unable to maintain the same level of productivity while working remotely during the COVID-19 pandemic. These and other changes in the ways in which Spire interacts with and markets to its customers and prospective customers could adversely impact its business if they prove to be less effective than in-person events.

Spire’s ability to increase sales depends, in part, on the quality of Spire’s customer support and the ease of Spire’s customer experience, and a failure to offer high quality customer support and customer experience would harm its reputation and adversely affect its business, financial condition, and results of operations.

Spire’s customers sometimes depend on its technical support services to resolve issues relating to Spire’s platform. If Spire does not succeed in helping its customers quickly resolve issues or provide effective ongoing education related to its platform, Spire’s reputation could be harmed, and its existing customers may not renew or upgrade their subscriptions or may cancel or may not renew their orbital services contracts. To the extent that Spire is unsuccessful in hiring, training, and retaining adequate customer support resources, its ability to provide adequate and timely support to its customers, and its customers’ satisfaction with its platform, will be adversely affected. Spire’s failure to provide and maintain high quality customer support would harm its reputation and brand and adversely affect its business, financial condition, and results of operations.

Spire provides minimum service level commitments to certain of its customers, and Spire’s failure to meet these commitments could cause Spire to issue credits or pay penalties, which could harm Spire’s results of operations.

Certain of Spire’s customer agreements currently, and may in the future, provide minimum service level commitments, such as specifications regarding the availability, functionality, and performance of its platform. The loss of one or more of Spire’s satellites or problems with its ground stations could cause Spire’s service to fall below minimum service level commitments. Any failure of or disruption to Spire’s infrastructure could impact the performance of its platform and the availability of its services to customers. If Spire is unable to meet its stated service level commitments or if Spire suffers extended periods of poor performance or unavailability of its platform, Spire may be contractually obligated to provide affected customers with service credits or services at no or reduced cost, and, in certain cases, face contract termination with refunds of prepaid amounts related to unused subscriptions. If Spire suffers performance issues or downtime that exceeds the service level commitments under Spire’s contracts with its customers, its business, financial condition, and results of operations would be adversely affected.

Further, in the normal course of business, Spire has entered and may in the future enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving debt financing, sales of services, purchases and development of assets and operating leases. The nature of almost all of these indemnifications may prevent Spire from making a reasonable estimate of the maximum potential amount that Spire could be required to pay counterparties. If these payments were to become significant, future liquidity, capital resources, and Spire’s credit risk profile may be adversely affected.

Spire may fail to cost-effectively acquire new customers or obtain renewals, upgrades, or expansions from its existing customers, which would adversely affect its business, financial condition, and results of operations.

Spire’s continued growth depends, in part, on its ability to cost-effectively acquire new customers. Numerous factors, however, may impede Spire’s ability to add new customers, its failure to attract, effectively train, retain, and motivate sales and marketing personnel, its failure to develop or expand relationships with third parties, its inability to convert initial usage into ongoing utilization of its solutions, and its failure to successfully deliver its services and provide quality customer support once delivered.

Spire’s success also depends, in part, on its customers renewing their subscriptions when existing contract terms expire, and its ability to expand its relationships with its existing customers. Spire’s customers have no obligation to renew or upgrade their subscriptions, and in the normal course of business, some customers have elected not to renew. In addition, Spire’s customers may decide not to renew their subscriptions with a similar contract period or at the same prices or terms or may decide to downgrade their subscriptions. For example, the impact of the COVID-19 pandemic on the current economic environment has caused, and may in the future cause, such customers to defer services to a subsequent year or request concessions including extended payments terms or better pricing. Spire believes that the COVID-19 pandemic has also resulted in longer and unpredictable sales cycles and caused delays in renewal, upgrade, or expansion decisions for some of Spire’s existing customers, has reduced effectiveness of Spire’s sales and marketing efforts, and has reduced the duration of subscriptions. In addition, the COVID-19 pandemic could result in increased customer churn, a lengthening of Spire’s sales cycle with some of its potential customers, or reduced contract value with prospective or existing customers. Spire’s customer retention or its customers’ use of its platform may decline or fluctuate as a result of a number of factors, including Spire’s customers’ satisfaction with its platform and its customer support, its subscription model, its project-based orbital services model, the prices, features, or perceived value of competing offerings, changes to its offerings, or general economic conditions. Spire will need to continue to maintain or improve its ARR Net Retention Rate to support its growth, and its ability to expand its relationships with customers may require more sophisticated and costly sales efforts. If Spire customers’ renewals or expansions fall below expectations, and as a result its ARR Net Retention Rate decreases, its business, financial condition, and results of operations would be adversely affected.

In addition, Spire’s ability to expand its relationship with its customers depends in large part on Spire’s ability to enhance and improve its platform, introduce compelling new features, and address additional use cases. The success of any new or enhanced features depends on several factors, including market demand for the enhanced features, timely completion and delivery, adequate quality testing, and competitive pricing. If Spire is unable to successfully develop new features, enhance its existing features to meet customer requirements, or otherwise gain broader market acceptance, Spire’s business, financial condition, and results of operations would be adversely affected. If Spire’s customers do not renew, upgrade, or expand their subscriptions, defer their subscriptions to a later date, renew their subscriptions on less favorable terms, or fail to increase adoption of its platform, including tiered and premium features or project-based orbital services, Spire’s business, financial condition, and results of operations would be adversely affected.

The markets for Spire’s offerings are evolving, and its future success depends on the growth of these markets and its ability to adapt, keep pace, and respond effectively to evolving markets.

The markets for Spire’s offerings are in a relatively early stage of development within the industries in which Spire operates, and demand for its offerings may not grow, or may even contract, either generally or in particular industries and markets, for particular types of services or during particular time periods. As such, any predictions or forecasts about Spire’s future growth, revenue, and expenses may not be as accurate as they would be if Spire had a longer operating history or operated in more predictable markets. Any expansion in Spire’s markets depends on a number of factors, including the cost, performance, and perceived value associated with its offerings and the offerings of its competitors. A lack of demand could impair Spire’s ability to sell access to its platform, develop and successfully market new services, and could exert downward pressure on prices.

The markets for Spire’s offerings are also characterized by rapid technological changes and evolving industry standards and changing regulatory requirements. This constant evolution may reduce the effectiveness of or demand for Spire’s services or render them noncompetitive or obsolete. Spire’s continued success and growth depend upon its ability to anticipate these challenges and to innovate by enhancing its existing services and developing and successfully implementing new services to keep pace with the ever-changing and increasingly sophisticated needs of its customers. Spire has in the past experienced delays in improving Spire’s offerings due to budgetary constraints and evolving customer demands which could continue in the future.

New service introductions that are responsive to new technologies and changing industry and regulatory standards can be complex and expensive as they require significant planning, design, development, and testing. Spire may find it difficult or costly to update its services and to develop new services quickly enough to work effectively with new or changed technologies, to keep pace with evolving industry standards or to meet its customers’ needs. In addition, Spire’s industries may be slow to accept new technologies that it develops because of, among other things, existing regulations or standards written specifically for older technologies and a general unfamiliarity with new technologies. As a result, any new services that Spire may develop may not be successful for a period of time, if at all. If Spire is unable to successfully enhance or update existing services or develop, identify, and market new services to meet these challenges, Spire’s business, financial condition, and results of operations may be adversely affected.

Spire relies on third parties for its supply of certain of its data, equipment, satellite components, software, and operational services to manage and operate its business, and any failure or interruption with these third parties could adversely affect Spire’s business, financial condition, and results of operations.

Spire purchases equipment and satellite components from third-party suppliers and it depends on those suppliers to deliver and support its operations at the contracted specifications in order for Spire to continue to meet its service and contractual commitments to its customers. Spire may experience difficulty if these suppliers, particularly its top suppliers, do not meet their obligations to deliver and support the equipment and satellite components, given approximately 37% of the costs attributed to satellite parts is generated by three vendors for the year ended December 31, 2020. Spire may also have trouble or failure when implementing, operating and maintaining this equipment and satellite components, or when providing services using this equipment. This difficulty or failure may lead to service interruptions or degradations in the services offered to Spire’s customers, which could cause Spire’s revenues to decline materially and could adversely affect Spire’s ability to market its services and generate future revenues and profit.

Spire also relies on a number of third-party data, software, and services to manage and operate its business, including FleetMon provided by JAKOTA Cruise Systems GmbH, NAVTOR AS, AirNav, LLC, NOAA, ECMWF, HubSpot, Inc., AWS, Ohio State University, Google Services, R-Systems, and NetSuite provided by Oracle Corporation. The data, software, and services provided by these third parties are critical to Spire’s ability to increase its sales to customers, operate and maintain its platform, and accurately maintain books and records. Any disruption in these services could reduce the quality or volume of data Spire is able to provide to its customers, impair Spire’s ability to execute on its operating plan, and disrupt its business. Further, if these services cease to be available to Spire on commercially reasonable terms, or at all, it may be required to use additional or alternative services, or to develop additional capabilities within its business, any of which could require significant resources and adversely affect its business, financial condition, and results of operations.

Spire also relies on third-party cloud service providers such as AWS and Google Services to process the data it provides to service its customers. These third-party services are critical to Spire’s ability to provide reliable service to its customers. Any disruption in these services would negatively impact Spire’s data service uptime and its ability to service customers reliably and consistently, which could reduce sales and adversely affect Spire’s business, financial condition and results of operations.

Further, Spire’s suppliers may become capacity-constrained or could face financial difficulties as a result of a surge in demand, a natural disaster, or other event, including the impacts of the COVID-19 pandemic. As a result, Spire may experience operational delays and may have to evaluate replacement suppliers for its satellite components, equipment, and operational services. If Spire fails to effectively address these issues, it could suffer delays, which could reduce its ability to launch new satellites and manage and operate its business, which could harm Spire’s reputation, business, financial condition, and results of operations.

Spire’s business may be adversely affected if any of its direct or indirect relationships with its third-party suppliers of data, equipment, satellite components, or operational services are terminated or modified. If Spire’s arrangements with its third parties are terminated, its search for additional or alternate third-party suppliers could result in significant launch delays, added expense, reduced quality of Spire’s data, and an inability to maintain or expand its customer base. Any of these events could require Spire to take unforeseen actions or devote additional resources to provide its services and could adversely affect its business, financial condition, and results of operations.

Spire manufactures its satellites in-house at a single manufacturing facility in the United Kingdom. Any impairment to its manufacturing facility could cause Spire to incur additional costs and delays in the production and launch of its satellites which would materially affect its business, financial condition, and results of operations.

Spire currently manufactures its satellites in-house at a single manufacturing facility in the United Kingdom. The availability of Spire’s services depends on the continuing operation of its satellite manufacturing infrastructure and operations. Any impairment such as downtime, damage to, or failure of Spire’s manufacturing facility could result in interruptions in its production of satellites, which could materially affect Spire’s business. Spire’s manufacturing facility may become capacity-constrained or could face financial difficulties as a result of a surge in demand for additional satellites, a natural disaster, or other event, including the impacts of the COVID-19 pandemic. Spire’s manufacturing site is vulnerable to damage or interruption from floods, fires, power loss, or aging infrastructure. An infrastructure failure could result in the destruction of satellites under construction or inventory, manufacturing delays, or additional costs incurred, and Spire does not maintain back-up manufacturing facilities or operations. Although Spire may be able to replace or supplement the satellite manufacturing process with third-party manufacturers, there could be a substantial period of time in which new satellites would not be manufactured. Further, any new relationship may involve higher costs and delays in development and delivery. Spire may also encounter technical challenges in successfully replicating the manufacturing processes in other facility or with a third party. The occurrence of any of the foregoing could result in lengthy interruptions in Spire’s production and launch of its satellites which could materially affect its business, financial condition, and results of operations.

Spire is dependent on third parties to launch its satellites into space, and any launch delay, malfunction, or failure could have a material adverse impact to its business, financial condition, and results of operations.

Spire is dependent on third-party launch vehicles to deliver its satellites into space, including but not limited to PSLV, Falcon 9, Soyuz, Vega, and Electron. Currently, the number of companies who offer launch services is limited, and if this sector fails to grow or experiences consolidation among current providers, Spire may not be able to secure space on a launch vehicle or incur higher prices for such space. This could cause delays in Spire’s ability to meet its customers’ needs or an increase in the price for its offerings, adversely affecting Spire’s business, financial condition, and results of operations.

The technology related to launch capabilities is evolving rapidly as existing launch providers iterate on their existing capabilities and new providers enter the market. Spire’s launch partners may encounter launch, deployment, or in-orbit delays or failures, leading to the damage or complete loss of Spire satellites, including customer assets. One of our third-party launch providers recently experienced a launch failure unrelated to Spire. The same provider failed to deploy two of Spire’s satellites. Additionally, as a result of the COVID-19 pandemic, Spire experienced launch delays for all of its scheduled satellite launches in 2020. In the event that a launch is delayed, Spire’s timing for the recognition of revenue tied to the achievement of contractually defined milestones may similarly be delayed. While launch delays are common in Spire’s industry, they could negatively impact Spire’s financial statements or earnings for a given time period.

Spire’s international operations and continued international expansion subject Spire to additional costs and risks, which could adversely affect Spire’s business, financial condition, and results of operations.

Spire’s business and its business objectives are inherently worldwide. As such, Spire’s growth strategy depends, in part, on its continued international expansion. Spire is continuing to adapt to and develop strategies to address international markets, but there is no guarantee that such efforts will be successful. In addition, efforts to expand Spire’s platform in certain foreign countries may be complicated, constrained, or even prohibited due to legal requirements Spire must comply with in the United States or other jurisdictions that may contravene with legal requirements in the new country’s markets to which Spire seeks access.

Spire’s international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and managing collections in countries where Spire’s recourse may be more limited, as well as longer collection periods;

•	higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for Spire’s international operations;

•	differing labor regulations, especially in the European Union (“EU”), where labor laws may be more favorable to employees;

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greater risks of unexpected changes in regulatory practices, tariffs, trade disputes, and tax laws and treaties, particularly due to the United Kingdom’s exit from the EU pursuant to Article 50 of the Treaty on European Union;

•	challenges inherent to efficiently recruiting and retaining talented and capable employees in foreign countries and maintaining Spire’s company culture and employee programs across all its offices;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where Spire does business;

•	management communication and integration problems resulting from language and cultural differences and geographic dispersion;

•	difficulties in penetrating new markets due to established and entrenched competitors;

•	difficulties in developing services that are tailored to the needs of local customers;

•	lack of local acceptance, recognition, or knowledge of Spire’s brand and services;

•	unavailability of or difficulties in establishing relationships with local customers;

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significant investments, including the development, deployment, and maintenance of dedicated facilities in certain countries with laws that require such facilities to be installed and operated within their jurisdiction to connect the traffic coming to and from their territory;

•	difficulties in obtaining required regulatory or other governmental approvals;

•	costs associated with language localization of Spire’s platform;

•	risks associated with trade restrictions and foreign legal requirements, including any importation, certification, and localization of Spire’s platform that may be required in foreign countries;

•	greater risk of unexpected changes in regulatory requirements, tariffs and tax laws, trade laws, export quotas, customs duties, treaties, and other trade restrictions;

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costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations, including, but not limited to data privacy, data protection, and data security regulations, particularly in the EU;

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compliance with anti-bribery laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. Travel Act, and the UK Bribery Act 2010, violations of which could lead to significant fines, penalties, and collateral consequences for the company;

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risks relating to the implementation of exchange controls, including restrictions promulgated by the Office of Foreign Assets Control (“OFAC”), and other similar trade protection regulations and measures;

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heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact Spire’s financial condition and result in restatements of, or irregularities in, financial statements;

•	the uncertainty of protection for intellectual property rights in some countries;

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exposure to regional or global public health issues, such as the recent outbreak of the COVID-19 pandemic, and to travel restrictions and other measures undertaken by governments in response to such issues;

•	general economic and political conditions in these foreign markets, including political and economic instability in some countries;

•	foreign exchange controls or tax regulations that might prevent Spire from repatriating cash earned outside the United States; and

•	double taxation of Spire’s international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which Spire operates.

These and other factors could harm Spire’s ability to generate revenue outside of the United States and, consequently, adversely affect Spire’s business, financial condition, and results of operations.

Spire depends on Spire’s management team, key employees, and other highly skilled personnel, including its engineering team, and Spire may fail to attract, retain, motivate, or integrate highly skilled personnel, which could adversely affect its business, financial condition, and results of operations.

Spire depends on the continued contributions of its management team, key employees, and other highly skilled personnel, including its engineering team. Spire’s management team, key employees, and other highly skilled personnel are at-will employees, which means they may terminate their relationship with Spire at any time. The loss of the services of any of Spire’s key personnel or delays in hiring required personnel, particularly within its research and development and engineering teams, could adversely affect Spire’s business, financial condition, and results of operations.

Spire’s future success also depends, in part, on its ability to continue to attract and retain highly qualified and technically skilled personnel given the constant technological developments in its business. The available talent pool of individuals with relevant experience in the satellite, data, and geospatial industries is limited, and the process of identifying and recruiting personnel with the skills necessary to operate Spire’s system can be costly. New employees generally require substantial training, which requires significant resources and management attention. Competition for these personnel is intense, and the industries in which Spire operates are generally characterized by significant competition for skilled personnel as well as high employee attrition. Spire may not be successful in attracting, retaining, training, or motivating qualified personnel to fulfill its current or future needs. Additionally, the former employers of Spire’s new employees may attempt to assert that Spire’s new employees or Spire have breached their legal obligations, which may be time-consuming, distracting to management, and may divert Spire’s resources. Current and potential personnel also often consider the value of equity awards they receive in connection with their employment, and to the extent the perceived value of Spire’s equity awards declines relative to its competitors, its ability to attract and retain highly skilled personnel may be harmed. If Spire fails to attract and integrate new personnel or retain and motivate its current personnel, its business, financial condition, and results of operations could be adversely affected.

In the future, Spire may pursue acquisitions, dispositions, or strategic transactions, and if Spire fails to successfully integrate acquired companies into its business or if such acquisitions fail to deliver the expected return on investment, Spire’s business, financial condition, and results of operations could be adversely affected.

Spire has in the past acquired, and may in the future acquire or invest in, businesses, offerings, technologies, or talent that it believes could complement or expand its platform, enhance its technical capabilities, or otherwise offer growth opportunities. Spire may not be able to fully realize the anticipated benefits of such acquisitions or investments. The pursuit of potential acquisitions may divert the attention of management and cause Spire to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

There are inherent risks in integrating and managing acquisitions. If Spire acquires additional businesses, it may not be able to assimilate or integrate the acquired personnel, operations, solutions, and technologies successfully, or effectively manage the combined business following the acquisition. Spire also may not achieve the anticipated benefits or synergies from the acquired business due to a number of factors, including, without limitation:

•	unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its offerings, or technology;

•	incurrence of acquisition-related expenses, which would be recognized as a current period expense;

•	inability to generate sufficient revenue to offset acquisition or investment costs;

•	inability to maintain relationships with customers and partners of the acquired business;

•	challenges with incorporating acquired technology and rights into Spire’s platform and maintaining quality and security standards consistent with Spire’s brand;

•	inability to identify security vulnerabilities in acquired technology prior to integration with Spire’s technology and platform;

•	inability to achieve anticipated synergies or unanticipated difficulty with integration into Spire’s corporate culture;

•	delays in customer purchases due to uncertainty related to any acquisition;

•	the need to integrate or implement additional controls, procedures, and policies;

•	challenges caused by distance, language, and cultural differences;

•	harm to Spire’s existing business relationships with business partners and customers as a result of the acquisition;

•	potential loss of key employees;

•	use of resources that are needed in other parts of Spire’s business and diversion of management and employee resources;

•	inability to recognize acquired deferred revenue in accordance with Spire’s revenue recognition policies; and

•	use of substantial portions of Spire’s available cash or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. Spire may have to pay cash, incur debt, or issue equity or equity-linked securities to pay for any future acquisitions, each of which could adversely affect its financial condition or the market price of New Spire Class A Common Stock. The sale of equity or issuance of equity-linked debt to finance any future acquisitions could result in dilution to New Spire’s stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede Spire’s ability to manage its operations. Any of the foregoing could adversely affect Spire’s business, financial condition, and results of operations.

Spire’s business could be adversely affected by global economic conditions.

Prolonged economic uncertainties or downturns could adversely affect Spire’s business, financial condition, and results of operations. Negative conditions in the general economy in either the United States or abroad, including conditions resulting from financial and credit market fluctuations, changes in economic policy, trade uncertainty, including changes in tariffs, sanctions, international treaties, and other trade restrictions, the occurrence of a natural disaster or global public health crisis, such as the COVID-19 pandemic, or armed conflicts, could continue to cause a decrease in corporate spending on data offerings in general and negatively affect the growth of Spire’s business.

These conditions could make it extremely difficult for Spire and its customers to forecast and plan future business activities accurately and could cause its customers to reevaluate their decision to purchase Spire’s offerings, which could delay and lengthen its sales cycles or result in cancellations. For example, the impact of the COVID-19 pandemic on the current economic environment has caused and may in the future cause Spire’s customers to reduce their spending on, or duration of, their contracts with Spire, or request concessions including extended payment terms or better pricing. Further, during challenging economic times, Spire’s customers may face issues in gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to Spire, if at all. If that were to occur, Spire may be required to increase its allowance for doubtful accounts, which would adversely affect its results of operations.

A substantial downturn in any of the industries in which Spire’s customers operate may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on data offerings. Customers in these industries may delay or cancel projects or seek to lower their costs by renegotiating vendor contracts. To the extent purchases of Spire’s offerings are perceived by customers and potential customers to be discretionary, Spire’s revenue may be disproportionately affected by delays or reductions in general information technology spending.

Spire cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry or geography. Any economic downtowns of the general economy or industries in which Spire operates would adversely affect its business, financial condition, and results of operations. For example, the full impact of the COVID-19 pandemic is unknown at this time but could result in adverse changes in Spire’s results of operations for an unknown period of time as the virus and its related social and economic impacts spread.

Spire’s business could be adversely affected by pandemics, natural disasters, political crises, or other unexpected events.

Spire is vulnerable to natural disasters and significant disruptions including tsunamis, floods, earthquakes, fires, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, acts of terrorism or disruptive political events where Spire’s facilities or the launch facilities of Spire’s transport partners are located, or where Spire’s third-party suppliers’ facilities are located, power shortages and blackouts, aging infrastructures and telecommunications failures. Further, climate change has, and may continue to, increased the rate, size, and scope of these natural disasters. In the event of such a natural disaster or other disruption, Spire could experience disruptions to its operations or the operations of suppliers, subcontractors, distributors, or customers, which could affect Spire’s ability to maintain launch schedules or fulfill its customer contracts.

The availability of Spire’s services depends on the continuing operation of its satellite operations infrastructure, satellite manufacturing operations, information technology and communications systems. Any downtime, damage to or failure of Spire’s systems could result in interruptions in its service, which could reduce Spire’s revenue and profits. Spire’s systems are vulnerable to damage or interruption from floods, fires, power loss, aging infrastructure, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm Spire’s systems. In the event Spire is unable to collect, process, and deliver data from its facilities, Spire’s daily operations and operating results would be materially and adversely affected. In addition, Spire’s ground stations are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, aging infrastructure, telecommunications failures and similar events. Spire’s satellite manufacturing facilities are also subject to risks associated with an aging infrastructure. An infrastructure failure could result in the destruction of satellites under construction or inventory, manufacturing delays, or additional costs incurred. Spire does not maintain back-up manufacturing facilities or operations. The occurrence of any of the foregoing could result in lengthy interruptions in Spire’s services and/or damage its reputation, which could have a material adverse effect on its business, financial condition, and results of operations.

Risks Related to Intellectual Property, Privacy, Cybersecurity, and Technical Infrastructure

Any failure to obtain, maintain, protect, or enforce Spire’s intellectual property and proprietary rights could harm Spire’s business, financial condition, and results of operations.

Spire’s success depends, in part, upon its ability to obtain, maintain, protect, and enforce its intellectual property rights, including its proprietary technology, know-how, and its brand. Spire relies on a combination of patents, copyrights, trademarks, service marks, trade secret laws, and contractual provisions in an effort to establish and protect its proprietary rights. However, the steps Spire takes to obtain, maintain, protect, and enforce its intellectual property rights may be inadequate, and if Spire fails to protect or enforce its intellectual property rights or trade secrets adequately, Spire’s competitors might gain access to its proprietary technology and develop and commercialize similar services or technologies, and its business, financial condition, results of operations, or prospects could be adversely affected. Although Spire has been issued patents in the United States and Canada and has additional patent applications pending, there can be no assurance that its patent applications will result in issued patents. Even if Spire continues to seek patent protection in the future, it may be unable to obtain or maintain patent protection for its technology. In addition, any patents issued from pending or future patent applications or that are licensed to Spire in the future may not provide Spire with competitive advantages or may be successfully challenged by third parties. Any of Spire’s patents, trademarks, or other intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the U.S., Canada, or in other foreign jurisdictions. There can be no guarantee that others will not infringe on Spire’s trademarks or patents, independently develop offerings that are similar to Spire’s intellectual property or trade secrets, duplicate any of its offerings, or design around its patents or other intellectual property rights. Further, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights may be uncertain. Moreover, policing unauthorized use of Spire’s technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite Spire’s efforts, it may be unable to prevent third parties from infringing upon, misappropriating, or otherwise violating its intellectual property rights.

Spire relies, in part, on trade secrets, proprietary know-how, and other confidential information to maintain its competitive position. While Spire generally enters into confidentiality and invention assignment agreements with its employees and consultants and enters into confidentiality agreements with third parties, including the parties with whom it has strategic relationships and business alliances, these agreements may not be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering, or disclosure of Spire’s proprietary information, know-how, and trade secrets. Further, these agreements do not prevent Spire’s competitors or partners from independently developing offerings that are substantially equivalent or superior to Spire’s offerings. These agreements may be breached, and Spire may not have adequate remedies for any such breach. Enforcing a claim that a party violated confidentiality obligations or illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and know-how.

Spire may be required to spend significant resources in order to monitor and protect its intellectual property rights and trade secrets, and some violations may be difficult or impossible to detect. Litigation may be necessary in the future to enforce Spire’s intellectual property rights, and such litigation could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of its intellectual property. Spire’s efforts to enforce its intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of its intellectual property rights, and, if such defenses, counterclaims, and countersuits are successful, Spire could lose valuable intellectual property rights. Spire’s inability to protect its proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of Spire’s management’s attention and resources, could impair the functionality of its services and technology, delay introductions of enhancements to its services and technology, result in Spire substituting inferior or more costly technologies into its service offerings, or harm its reputation and brand. In addition, Spire may be required to license additional technology from third parties to develop and market new features, which may not be on commercially reasonable terms, or at all, and could adversely affect Spire’s ability to compete.

Claims by others that Spire infringed their proprietary technology or other intellectual property rights would harm its business.

Spire may become subject to intellectual property disputes. Spire’s success depends, in part, on its ability to develop and commercialize its services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, Spire may not be aware if its services are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. Companies in technology industries, including some of Spire’s current and potential competitors, are subject to litigation based on allegations of infringement or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or otherwise obtained. Many potential litigants, including some of Spire’s potential competitors and patent-holding companies, have the ability to dedicate substantial resources to assert their intellectual property rights and to defend claims that may be brought against them.

Any claim of infringement by a third party, even those without merit, against Spire or for which it is required to provide indemnification could cause Spire to incur substantial costs defending against the claim, could distract Spire’s management from its business, and could require Spire to cease or modify its use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, Spire risks compromising its confidential information during this type of litigation. Spire may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against it, Spire may be subject to an injunction or other restrictions that cause it to cease commercializing certain aspects of its business and technology, Spire may be required to redesign any allegedly infringing portion of its services and technology, or Spire may agree to a settlement that prevents it from commercializing certain aspects of its services or technology, any of which could adversely affect its business, financial condition, and results of operations. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it would have a substantial adverse effect on Spire’s business, results of operations, or the market price of New Spire Class A Common Stock.

With respect to any intellectual property rights claim, Spire may have to seek out a license to continue operations found to be in violation of such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase its operating expenses. Some such licenses may be non-exclusive, and therefore Spire’s competitors may have access to the same technology licensed to Spire. If a third party does not offer Spire a license to its intellectual property on commercially reasonable terms, or at all, Spire may be required to develop alternative, non-infringing technology, which could require significant time (during which Spire would be unable to continue to offer its affected features), effort, and expense, and may ultimately not be successful. Any of these events would adversely affect Spire’s business, financial condition, and results of operations.

When engaging in preliminary commercial discussions, Spire enters into non-disclosure agreements with potential partners. These agreements permit the parties to exchange confidential information conditioned on compliance with the terms contained therein . Any claim that Spire has not adhered to the terms of a non-disclosure agreement, even claims without merit, could cause Spire to incur substantial costs defending against the claim, could distract Spire’s management from its business, and, were a court to rule against Spire, could require Spire to cease or modify its services, in addition to potentially paying substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against it. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it would have a substantial adverse effect on Spire’s business, financial condition, and results of operations.

Spire’s services and technology contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict Spire’s ability to deliver its platform or subject the company to litigation or other actions.

Spire’s technology includes software modules licensed to it by third-party authors under “open source” licenses, and Spire expects to continue to incorporate such open source software in its platform in the future. Spire also contributes to the open source developer community. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification, or other contractual protections regarding infringement claims or the quality of the code. Spire includes open source software in some of its technology to improve functionality and reduce engineering time and cost and makes the source code of some of its proprietary platform features available as open source to facilitate collaboration, but this may also enable others to compete more effectively. In addition, the public availability of such open source software may make it easier for others to compromise Spire’s services and technology.

Some open source licenses contain requirements that could require Spire to make available source code for modifications or derivative works Spire creates pursuant to the terms of such open source licenses. Spire seeks to ensure that its proprietary software is not combined with, and does not incorporate, open source software in ways that would require the release of the source code of Spire’s proprietary software to the public. However, if Spire combines its proprietary software with open source software in a certain manner, Spire could, under certain open source licenses, be required to release the source code of Spire’s proprietary software to the public. This would allow Spire’s competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of Spire’s competitive advantages. Alternatively, to avoid the public release of the affected portions of Spire’s source code, Spire could be required to expend substantial time and resources to re-engineer some or all its software. Certain of Spire’s technology incorporates software that is licensed under an open source license which would require release of proprietary code if such technology was released or distributed to third parties. Spire takes steps to ensure that the source code in its proprietary software is not released or distributed. Additionally, some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis, which, if not properly addressed, could negatively affect the performance of Spire’s technology.

Although Spire monitors its use of open source software to avoid subjecting its platform to conditions Spire does not intend, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Spire’s ability to provide or distribute its platform. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their platform, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, Spire and

Spire’s customers could be subject to lawsuits by parties claiming ownership of what Spire believes to be open source software. Moreover, Spire cannot assure that its processes for controlling its use of open source software in its platform will be effective. If Spire is held to have breached or failed to fully comply with all the terms and conditions of an open source software license, or if an author or other third party that distributes such open source software were to allege that Spire had not complied with the conditions of one or more of these licenses, Spire could be required to incur significant legal expenses defending against such allegations, could be subject to significant direct or indirect damages, enjoined from the sale of subscriptions to its platform or other liability, or be required to seek costly licenses from third parties to continue providing Spire’s platform on terms that are not economically feasible, to re-engineer Spire’s platform, to discontinue or delay the provision of Spire’s platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, Spire’s proprietary code, any of which would adversely affect Spire’s business, financial condition, and results of operations.

Spire incorporates technology and terrestrial data sets from third parties into its platform, and its inability to maintain rights and access to such technology and data sets would harm its business and results of operations.

Spire relies on technology and data from a number of different sources, including, terrestrial data sets from third parties that it integrates with its platform or incorporates into its solutions and services. Spire cannot be certain that its licensors are not infringing the intellectual property rights of third parties or that these third parties have sufficient rights to the licensed intellectual property in all jurisdictions in which Spire may sell its subscription services and project-based orbital services. In addition, many technology licenses are non-exclusive, and therefore Spire’s competitors may have access to the same technology licensed to Spire. Some of Spire’s agreements with these third parties may be terminated for convenience by them, or otherwise provide for a limited term. If Spire is unable to continue to license any of this technology for any reason, Spire’s ability to develop and sell access to its platform containing such technology could be harmed. Similarly, if Spire is unable to license necessary technology from third parties now, or in the future, on commercially reasonable terms or at all, Spire may be forced to develop alternative technology, which it may be unable to do in a commercially feasible manner, or at all, and it may be required to use alternative technology of lower quality or performance standards, which would adversely affect Spire’s business, financial condition, and results of operations.

In addition, Spire incorporates terrestrial data sets from third parties into its solutions and subscription services. Spire relies on such third parties to provide accurate supplementary data sets that it can utilize to deliver comprehensive data and analytics to its customers. If Spire is unable to obtain the necessary data sets from third parties on commercially reasonable terms or at all or if Spire experiences errors or delays in receiving these data sets, its customers may have a negative experience with Spire’s platform, its brand and reputation may be adversely affected and its customers may be less inclined to continue utilizing Spire’s platform or recommend it to other potential customers. Similarly, if Spire is unable to purchase terrestrial data sets from third parties now, or in the future, on commercially reasonable terms or at all, Spire may be forced to produce terrestrial data sets itself, which it may be unable to do in a commercially feasible manner, or at all, which would adversely affect Spire’s business, financial condition, and results of operations.

Any actual or perceived security or privacy breach could interrupt Spire’s operations, harm its reputation and brand, result in financial exposure, and lead to loss of user confidence in Spire or decreased use of its platform, any of which could adversely affect Spire’s business, financial condition, and results of operations.

The use of Spire’s platform involves the collection, storage, processing, and transmission of customers’ data. In addition, Spire collects, processes, stores, and transmits its own data as part of its business operations. Spire’s data or its customers’ data may include personal data or confidential or proprietary information. Increasingly, threats from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, and general hacking have become more prevalent in Spire’s industry. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of Spire’s data or Spire’s customers’ data, or disrupt Spire’s ability to operate its platform. Any actual or perceived security breach or incident could interrupt Spire’s operations, harm its reputation and brand, result in remediation and cybersecurity protection costs, result in lost revenue, lead to litigation and legal risks, increase its insurance premiums, result in any other financial exposure, lead to loss of user confidence in Spire or decreased use of its platform, and otherwise damage Spire’s competitiveness, business, financial condition, and results of operations.

Spire has taken steps and implemented measures designed to protect the data that Spire has access to, but Spire’s security measures or those of its third-party service providers could be insufficient and breached or otherwise fail as a result of third-party action, employee errors, technological limitations, defects, or vulnerabilities in Spire’s offerings or those of its third-party service providers, malfeasance, or otherwise. Additionally, with many of Spire’s employees currently working remotely due to the COVID-19 pandemic, Spire may be exposed to increased risks of security breaches or incidents. Spire may need to enhance the security of its platform, its data, and the other data Spire maintains or that Spire or its third-party service providers maintain or otherwise process, and Spire’s internal IT infrastructure, which may require additional resources and may not be successful. Furthermore, because Spire does not control its third-party service providers and Spire’s ability to monitor their data security is limited, Spire cannot ensure the security measures they take will be sufficient to protect Spire’s and Spire’s customers’ data. There can be no assurance that any security measures that Spire or its third-party service providers have implemented will be effective against current or future security threats. Spire’s security measures or those of its third-party service providers could fail and result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of such data. Further, because there are many different security breach techniques and such techniques continue to evolve and are generally not detected until after an incident has occurred, Spire may be unable to implement adequate preventative measures, anticipate attempted security breaches or other security incidents, or react in a timely manner. In addition, Spire has recently seen an increase in phishing attempts and spam emails in connection with the COVID-19 pandemic.

Any security breach or other security incident that Spire or its third-party service providers experience, or the perception that one has occurred, could result in a loss of customer confidence in the security of Spire’s platform, harm its reputation and brand, reduce the demand for its platform, disrupt normal business operations, require Spire to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose Spire to legal liabilities, including litigation, regulatory enforcement actions, proceedings, and orders, disputes, investigations, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, other claims and liabilities, and significant costs for remediation of and otherwise responding to such breaches or incidents, any of which could adversely affect Spire’s results of operations. In addition, Spire’s remediation efforts may not be successful. Spire also may face difficulty or delay in identifying, remediating, and otherwise responding to security breaches and incidents. Spire cannot ensure that any limitation of liability provisions in its customer and user agreements, contracts with third-party vendors and service providers, and other contracts for a security lapse or breach or other security incident would be enforceable or adequate or would otherwise protect Spire from any liabilities or damages with respect to any particular claim. These risks may increase as Spire continues to grow and collect, process, store, and transmit increasingly large amounts of data.

Many governments have enacted laws requiring companies to notify individuals of data security incidents or unauthorized transfers involving certain types of personal data. Accordingly, security incidents experienced by Spire’s competitors, by its customers or by Spire may lead to negative publicity. Further, if a security breach occurs with respect to another service provider, Spire’s customers and potential customers may lose trust in the security of software delivered through the cloud generally, which could adversely impact its ability to retain existing customers or attract new ones, which could adversely affect Spire’s business, financial condition, and results of operations.

Moreover, Spire’s insurance coverage may not be adequate for liabilities incurred or cover any indemnification claims against it relating to any security incident or breach or an insurer may deny coverage of claims. In the future, Spire may not be able to secure insurance for such matters on commercially reasonable terms, or at all. The successful assertion of one or more large claims against Spire that exceed available insurance coverage, or the occurrence of changes in its insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect Spire’s business, financial condition, and results of operations.

The rapidly evolving framework of privacy, data protection, data transfers, or other laws or regulations worldwide may limit the use and adoption of Spire’s services and adversely affect its business.

Spire is subject to a variety of federal, state, local, and international laws, directives, and regulations, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, and other processing of personal information and other data. The regulatory framework for privacy, data protection, and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, the European Court of Justice in July 2020 struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. In some cases, data privacy laws and regulations, such as the EU’s General Data Protection Regulation (“GDPR”), which took effect in May 2018, impose obligations on Spire and on many of its customers. In addition, domestic data privacy laws, such as the California Consumer Privacy Act (the “CCPA”), which took effect in January 2020, and the recently passed California Privacy Rights Act (the “CPRA”), and the Virginia Consumer Data Protection Act (the “CDPA”), each of which take effect January 1, 2023, continue to evolve and could expose Spire to further regulatory or operational burdens. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering Spire’s platform. Complying with the GDPR, CCPA, CPRA, CDPA, or other laws, regulations, amendments to or re-interpretations of existing laws and regulations, and contractual or other actual or alleged obligations relating to privacy, data protection, data transfers, data localization, or information security may require Spire to make changes to its services to enable it or its customers to meet new legal requirements, incur substantial operational costs, modify Spire’s data practices and policies, and restrict Spire’s business operations. Any actual or perceived failure by Spire to comply with these laws, regulations, or other obligations may lead to significant fines, penalties, regulatory investigations, lawsuits, significant costs for remediation, damage to Spire’s reputation, or other liabilities.

In addition to government activity, privacy advocacy and other industry groups have established or may establish new self-regulatory standards that may place additional burdens on Spire’s ability to provide its services globally, and which Spire may comply with or face asserted or actual obligations to comply with. Spire’s customers also may require or expect it to meet certain voluntary certification and other standards established by third parties. If Spire is unable to maintain these certifications or meet these standards, it could adversely affect Spire’s ability to provide its services to certain customers and could harm its business. Furthermore, the uncertain and shifting regulatory environment may cause concerns regarding data privacy and may cause Spire’s customers or Spire’s customers’ customers to resist providing the data necessary to allow Spire’s customers to use its services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could inhibit sales of Spire’s services and limit adoption of its platform. Additionally, some statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving particular personal information, which could result from breaches experienced by Spire or its service providers. Any actual or perceived security breach or incident that Spire or its service providers suffer could harm Spire’s reputation and brand, expose it to potential claims, liability, and proceedings, or require it to expend significant resources on data security and in responding to any such actual or perceived breach or incident.

These laws, regulations, standards, or other obligations relating to privacy, data protection, data transfers, data localization, or information security could require Spire to take on more onerous obligations in its contracts, restrict Spire’s ability to store, transfer, and process data or, in some cases, impact its ability to offer its services in certain locations, to deploy its solutions, to reach current and prospective customers, or to derive insights from data globally. If Spire is obligated to fundamentally change its business activities and practices or modify its platform, Spire may be unable to make such changes and modifications in a commercially reasonable manner, or at all, and its ability to develop new platform features could be limited. The costs of compliance with, and other burdens imposed by, these laws, regulations, standards, and obligations, or any inability to adequately address privacy, data protection, or information security-related concerns, even if unfounded, may limit the use and adoption of Spire’s services, reduce overall demand for its services, make it more difficult to meet expectations from or commitments to customers, impact Spire’s reputation, or slow the pace at which it closes sales transactions, any of which could harm Spire’s business, financial condition, and results of operations.

Spire relies on Amazon Web Services to deliver its platform to its customers, and any disruption of, or interference with, Spire’s use of Amazon Web Services could adversely affect its business, financial condition, and results of operations.

Amazon Web Services (“AWS”) is a third-party provider of cloud infrastructure services. Spire outsources substantially all of the infrastructure relating to Spire’s platform to AWS. Spire’s customers need to be able to access its platform at any time, without interruption or degradation of performance. Spire’s platform depends, in part, on the virtual cloud infrastructure hosted in AWS. Although Spire has disaster recovery plans that utilize multiple AWS locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, power loss, telecommunications failures, cyber-attacks, terrorist or other attacks, and other similar events beyond Spire’s control, could adversely affect its cloud-native platform. Additionally, AWS may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks. In addition, employee theft or misuse and general hacking have become more prevalent in Spire’s industry. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of Spire’s data or Spire customers’ data or disrupt Spire’s ability to provide its platform or service. A prolonged AWS service disruption affecting Spire’s platform for any of the foregoing reasons would adversely impact Spire’s ability to serve its customers and could damage its reputation with current and potential customers, expose Spire to liability, result in substantial costs for remediation, cause Spire to lose customers, or otherwise harm its business, financial condition, or results of operations. Spire may also incur significant costs for using alternative hosting sources or taking other actions in preparation for, or in reaction to, events that damage the AWS services Spire uses.

Spire’s end-user license agreement with AWS will remain in effect until it is terminated by AWS or Spire with or without cause subject to at least 30 days’ advance notice. Termination upon a material breach is subject to providing the breaching party prior notice and a 30-day cure period. AWS may terminate the agreement immediately upon notice if (i) Spire’s subscription has been suspended, (ii) AWS can no longer provide the Services due changes in software or other technology, or (iii) required by law or other government entities. In the event that Spire’s AWS service agreement is terminated, elimination of AWS services or features that Spire utilizes, or damage to such facilities, Spire could experience interruptions in access to its platform as well as significant delays and additional expense in arranging for or creating new facilities or re-architecting Spire’s platform for deployment on a different cloud infrastructure service provider, which would adversely affect Spire’s business, financial condition, and results of operations.

Risks Related to Legal and Regulatory Matters

Spire may become involved in claims, lawsuits, government investigations, and other proceedings that could adversely affect Spire’s business, financial condition, and results of operations.

From time to time, Spire may become involved in various legal proceedings relating to matters incidental to the ordinary course of its business, including intellectual property, commercial, employment, class action, whistleblower, and other litigation and claims, and governmental and other regulatory investigations and proceedings. Any claims against Spire, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to its reputation, require significant management attention, and divert significant resources. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate and subject to change. Determining reserves for Spire’s pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect Spire’s business, financial condition, and results of operations. These proceedings could also result in harm to Spire’s reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in Spire’s business practices. Because of the potential risks, expenses, and uncertainties of litigation, Spire may, from time to time, settle disputes, even where Spire has meritorious claims or defenses, by agreeing to settlement agreements. Any of these consequences could adversely affect Spire’s business, financial condition, and results of operations.

Spire’s business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm its business, financial condition, and results of operations.

Spire’s business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing laws and regulations related to the deployment and operation of satellites, ground stations, privacy and data protection, intellectual property, investment screening, labor and employment, worker classification, product safety, anti-bribery laws, import and export controls, federal securities laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. These laws and regulations impose added costs on Spire’s business. Spire monitors these developments and devotes a significant amount of management’s time and external resources towards compliance with these laws, regulations, and guidelines, and such compliance places a significant burden on management’s time and other resources, and it may limit Spire’s ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations, or the enactment of any new or more stringent legislation that impacts Spire’s business could require it to change the way Spire operates. In addition, changes in laws and regulations applicable to Spire or its third-party partners referenced herein or changes in their enforcement or regulatory interpretation could result in changes in the legal requirements affecting Spire (including with retroactive effect) or its partners and suppliers. Any changes in the laws and regulations to which Spire or its partners and suppliers are subject could adversely affect Spire’s business, financial condition and results of operations. It is impossible to predict whether there will be any future changes in the regulatory regimes to which Spire will be subject or the effect of any such change.

Failure to comply with these laws or regulations or failure to satisfy any criteria or other requirements under such laws or regulations, such as with respect to obtaining and maintaining licenses, certificates, authorizations, and permits critical for the operation of Spire’s business, may result in civil penalties or private lawsuits, or result in a delay or the denial, suspension, or revocation of licenses, certificates, authorizations, or permits, which would prevent Spire from operating its business. For example, Spire’s business requires licenses and permits from the FCC, and review by other agencies of the U.S. government. In addition, Spire is required to maintain similar licenses and permits in Luxembourg and Singapore which impose regulatory and operational requirements. License approval can include an interagency review of safety, operational, radio frequency interference, national security, and foreign policy, and international obligations implications, as well as a review of foreign ownership. Spire must also comply with laws and regulations relating to the formation, administration, and performance of contracts with the public sector, including U.S. federal governmental organizations, which affects how Spire does business with governmental agencies. Selling Spire’s services to the U.S. government also subjects Spire to certain regulatory and contractual requirements. Failure to comply with these requirements could subject Spire to investigations, fines, and other penalties, which would have an adverse effect on its business, financial condition, and results of operations.

The rules and regulations of U.S. and foreign authorities, and their interpretation and application, may change, and such authorities may adopt regulations that limit or restrict Spire’s operations as presently conducted or currently contemplated. Such authorities may also make changes in the licenses of Spire’s competitors that affect Spire’s spectrum. These changes in rules or regulatory policy may significantly affect Spire’s business. For example, the FCC has an open notice of proposed rulemaking relating to mitigation of orbital debris which could affect Spire and its operations. Application of these laws to Spire’s business may negatively impact its performance in various ways, limiting the collaborations Spire may pursue, further regulating the export and re-export of Spire’s services and technology from the United States and abroad, and increasing Spire’s costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which Spire is or may become subject, particularly where the layers are in conflict, could require alteration of Spire’s manufacturing processes or operational parameters which may adversely impact its business.

Further, because regulations in each country differ, Spire may not be aware if some of its partners or persons with whom Spire or Spire’s partners do business do not hold the requisite licenses and approvals. Spire’s failure to provide services in accordance with the terms of its licenses or Spire’s failure to operate its satellites or ground stations as required by its licenses and applicable laws and government regulations could result in the imposition of government sanctions on Spire, including the suspension or cancellation of Spire’s licenses. Spire’s failure or delay in obtaining the approvals required to operate in other countries would limit or delay Spire’s ability to expand its operations into those countries. Spire’s failure to obtain industry-standard or government-required certifications for its services could compromise Spire’s ability to generate revenue and conduct its business in other countries. Any imposition of sanctions, loss of license, or failure to obtain the authorizations necessary to use Spire’s assigned radio frequency spectrum and to distribute its services in the United States or foreign jurisdictions could cause Spire to lose sales, hurt its reputation and impair Spire’s ability to pursue its business plan.

Noncompliance with applicable regulations or requirements could subject Spire to:

•	investigations, enforcement actions, orders, and sanctions;

•	mandatory changes to Spire’s global satellite system;

•	disgorgement of profits, fines, and damages;

•	civil and criminal penalties or injunctions;

•	claims for damages by Spire’s customers;

•	termination of contracts;

•	loss of intellectual property rights; and

•	temporary or permanent debarment from sales to government organizations.

The results of any such claims, lawsuits, arbitration proceedings, government investigations, or other legal or regulatory proceedings cannot be predicted with any degree of certainty. Any claims against Spire, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to its reputation, require significant management attention, and divert significant resources. Determining reserves for Spire’s pending litigation is a complex and fact-intensive process that requires significant subjective judgment and speculation. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that could adversely affect Spire’s business, financial condition, and results of operations. These proceedings could also result in harm to Spire’s reputation and brand, sanctions, consent decrees, injunctions, or other orders requiring a change in Spire’s business practices. Any of these consequences could adversely affect Spire’s business, financial condition, and results of operations. Further, under certain circumstances, Spire has contractual and other legal obligations to indemnify and to incur legal expenses on behalf of its business and commercial partners and current and former directors and officers.

Further, a temporary or permanent debarment by the U.S. federal government could have a negative impact on Spire’s ability to obtain contracts with agencies of U.S. states and localities as well as with non-U.S. public sector customers, some of which are required to report any suspension or debarment when submitting a proposal.

Spire’s ability to obtain or maintain licensing authorization for its platform is subject to government rules and processes which can cause delays or failures in obtaining authorizations requested. Further, regulators may adopt new rules and regulations which could impose new requirements impacting Spire’s business, financial condition, and results of operations. If Spire does not maintain regulatory authorizations for its existing satellites, associated ground facilities and terminals, services it provides, or obtain authorizations for its future satellites, associated ground facilities and terminals, and services it provides, Spire may not be able to operate its existing satellites or expand its operations.

If Spire fails to obtain or maintain particular authorizations for any of the required licenses for its ground stations, satellite launches, satellite constellations, or for its ability to uplink or downlink satellite data on acceptable terms, such failure could delay or prevent Spire from offering some or all of its services, including subscription services and project-based orbital services, which could adversely affect Spire’s results of business, financial condition, and results of operations.

Spire may not be able to obtain all of the required regulatory authorizations for the construction, launch, and operation of any of its future satellites or export or import of data. Even if Spire can obtain the necessary authorizations and licenses, they may impose significant operational restrictions, or not protect Spire from interference that could affect the use of Spire’s satellites. Spire’s ability to secure all requisite governmental approvals is not assured, and the process of obtaining governmental authorizations and licenses can be time consuming, time sensitive, and require compliance with a wide array of administrative and procedural rules. Any failure to obtain required approvals could compromise Spire’s ability to generate revenue or conduct its business in one or more countries.

Spire holds FCC and foreign governmental licensing authority licenses, permits, or approvals for its satellite constellations and earth stations. As Spire builds out its satellite constellation, it will require new licenses, permits, or approvals from the FCC and/or foreign governmental licensing authorities or modifications to existing licenses, permits, or approvals. Changes to its satellite constellation and earth stations may also require prior approval from the FCC or other governmental authorities. These modifications or changes may take time: for example, the FCC typically processes satellite applications for new orbital locations or frequencies on a first come, first served basis. From time to time, Spire may have pending applications for permanent or temporary changes in frequencies and technical design. From time to time, Spire has filed or will need to file applications to replace or add satellites to its satellite constellation. These licenses, permits, and approvals are also subject to modification by the FCC and foreign government licensing authorities. In addition, Spire’s licenses, permits, and approvals require coordination with various entities, including other federal government agencies. There can be no assurance that the FCC or foreign governmental licensing authorities will renew the licenses Spire holds, modify the licenses Spire currently holds, or grant new licenses, or that coordination conditions can continue to be met. If the FCC or a foreign governmental licensing authority revokes, modifies or fails to renew the licenses Spire holds, or fails to grant a new license or modification, or if Spire fails to satisfy any of the conditions of its licenses, Spire may not be able to continue to provide its services.

Spire believes its current operations are in compliance with FCC and non-U.S. licensing jurisdiction requirements. In some cases, Spire relies upon partners or persons with whom it does business to obtain and maintain required non-U.S. regulatory approvals. However, if Spire or its partners do not maintain the authorizations necessary to operate its platform, Spire will not be able to operate the satellites covered by those authorizations, unless Spire obtains authorization from another licensing jurisdiction. Some of Spire’s authorizations provide waivers of regulations. If Spire does not maintain these waivers, Spire will be subject to operational restrictions or interference that will affect Spire’s use of existing satellites. Loss of a satellite authorization could cause Spire to lose the revenue from services provided by that satellite at a particular orbital location or using a particular frequency band, to the extent these services cannot be provided by satellites at other orbital locations or with a different frequency band.

Spire’s launch and operation of its platform may require additional regulatory authorizations from the FCC or a non-U.S. licensing jurisdiction. Obtaining launch windows for planned satellites and ground stations, preparing for launch, and working with the requisite equipment in foreign jurisdictions may require coordination with U.S. and foreign regulators. If any of Spire’s current operations are deemed not to be in compliance with applicable regulatory requirements, Spire may be subject to various sanctions, including fines, loss of authorizations, or denial of applications for new authorizations or renewal of existing authorizations. It is not uncommon for licenses for new satellites or additional operational parameters to be granted just prior to launch, and Spire expects to receive such licenses for all planned satellites. If Spire does not obtain required authorizations in the future, Spire will not be able to operate its planned satellites. If Spire obtains a required authorization but Spire does not meet milestones regarding the construction, launch, and operation of a satellite by deadlines that may be established in the authorization, Spire may lose its authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations Spire may obtain may also impose operational restrictions or permit interference that could affect Spire’s use of planned satellites.

Countries or their regulatory authorities or the International Telecommunications Union (the “ITU”), a specialized technical agency of the United Nations, may adopt new laws, policies, or regulations, or change their interpretation of existing laws, policies, or regulations, that could cause Spire’s existing authorizations and the frequency allocations that Spire relies on for use of its satellites to be changed or cancelled, require Spire to incur additional costs, impose or change existing price ceilings, or otherwise adversely affect Spire’s operations or revenues. As a result, any currently held regulatory authorizations and licenses are subject to rescission and renewal and may not remain sufficient or additional authorizations may be necessary that Spire may not be able to obtain on a timely basis or on terms that are not unduly burdensome. There is no guarantee that such licenses will be renewed. Further, because the regulatory schemes vary by country, Spire may be subject to regulations in foreign countries of which Spire is not presently aware that it is not in compliance with, and as a result could be subject to sanctions by a foreign government.

Spire may be subject to claims that Spire has wrongfully hired an employee from a competitor, or that Spire’s employees, consultants, independent contractors, or advisors have wrongfully used or disclosed confidential information of third parties or that Spire’s employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of Spire’s employees, consultants, independent contractors, and advisors, or individuals that may in the future serve as Spire employees, consultants, independent contractors, and advisors, are currently or were previously employed at companies including Spire’s competitors or potential competitors. Although Spire tries to ensure that its employees, consultants, independent contractors, and advisors do not use the confidential or proprietary information, trade secrets, or know-how of others in their work for Spire, Spire may inadvertently or otherwise use or disclose confidential or proprietary information, trade secrets, or know-how of these third parties, or confidential or proprietary information, trade secrets, or know-how that its employees, consultants, independent contractors, or advisors obtained from current or former employers. If Spire fails in defending any such claims, in addition to paying monetary damages, it may lose valuable intellectual property rights or personnel. Litigation may be necessary to defend against these claims. Even if Spire is successful in defending against these claims, litigation could result in substantial cost and be a distraction to Spire’s management and employees. Claims that Spire, its employees, consultants, independent contractors, or advisors have misappropriated the confidential or proprietary information, trade secrets, or know-how of third parties could have a material adverse effect on Spire’s business, financial condition, and results of operations.

Spire is dependent on the availability and unimpaired use of allocated bands within the radio frequency spectrum and failure to secure spectrum use rights to support its operations and future technological development could impede its growth. Further, Spire’s platform may be subject to harmful interference from new or modified spectrum uses.

Spire’s platform is dependent on the use of satellite signals and on terrestrial communication bands. International allocations of radio frequency are made by the ITU. These allocations are further governed by radio regulations that have treaty status and which may be subject to modification every three to four years by the World Radiocommunication Conference. Each country also has regulatory authority over how each band is used in the country. In the United States, the FCC and the National Telecommunications and Information Administration share responsibility for radio frequency allocations and spectrum usage regulations.

Any ITU or local reallocation of radio frequency bands, including frequency band segmentation and sharing of spectrum, or other modifications of the permitted uses of relevant frequency bands, may materially and adversely affect the utility and reliability of Spire’s platform and have significant negative impacts on its customers, both of which could reduce demand for its platform. Spire is licensed to uplink and downlink its data over certain bands. Other countries have considered proposals for use of frequencies used by Spire’s platform as well as adjacent bands that could cause harmful interference to its platform.

Spire’s platform also uses other radio frequency bands, such as the GPS and Galileo frequencies, together with the GNSS signal, to provide enhanced GNSS capabilities, such as near real-time kinematics precision. The continuing availability of these non-GNSS radio frequencies is essential to provide enhanced GNSS products to Spire’s commercial and government markets. In addition, transmissions and emissions from other services and equipment operating in adjacent frequency bands or in-band may impair the utility and reliability of Spire’s platform. Any regulatory changes in spectrum allocation or in allowable operating conditions could have a material adverse effect on Spire’s business, financial condition, and results of operations.

Spire is subject to domestic and international governmental export and import controls that would impair its ability to compete in international markets or subject Spire to liability if it is not in compliance with applicable laws or if it does not secure or maintain the required export authorizations.

In many cases, Spire’s services are or may in the future be subject to U.S. export control laws and regulations including the Export Administration Regulations (“EAR”), and the International Traffic in Arms Regulations (“ITAR”), and subject to trade and economic sanctions maintained by OFAC. Spire is also subject to export control and trade sanctions laws and regulations in the EU, the United Kingdom, Singapore and other jurisdictions in which it operates. As such, an export license may be required to export or re-export Spire’s technology and services to certain countries or end-users, or for certain end-uses. If Spire were to fail to comply with such U.S. export controls laws and regulations, U.S. economic sanctions, or other similar laws or regulations in other jurisdictions, it could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of Spire’s export or import privileges. Compliance with the EAR, ITAR, and other applicable regulatory requirements regarding the export of Spire’s services, including new releases and/or the performance of services, may create delays in the introduction of Spire’s services in non-U.S. markets, prevent Spire’s customers with non-U.S. operations from deploying these services throughout their global systems or, in some cases, prevent the export of the services to some countries altogether.

Obtaining the necessary export license for a particular sale or offering may not be possible, may be time-consuming, and may result in the delay or loss of sales opportunities. In addition, compliance with the directives of the Directorate of Defense Trade Controls (“DDTC”), may result in substantial expenses and diversion of management attention. Any failure to adequately address the directives of DDTC could result in civil fines or suspension or loss of Spire’s export privileges, any of which could materially adversely affect Spire’s business, financial condition, results of operations and growth prospects. Further, U.S. export control laws and economic sanctions as well as similar laws and regulations in other jurisdictions prohibit the export of offerings to certain U.S. embargoed or sanctioned countries, governments, and persons, as well as for prohibited end-uses. Spire has failed, and may in the future fail, to secure or maintain at all times all required export authorizations, which could have negative consequences on our business, including reputational harm and civil and criminal penalties. Further, Spire has failed, and may fail to secure or maintain at all times, all required export authorizations, which could have negative consequences on its business, including reputational harm, and lead to government investigations and criminal and civil penalties. Additionally, even though Spire takes precautions to ensure that Spire complies with all relevant export control laws and regulations, monitoring and ensuring compliance with these complex export controls and sanctions is particularly challenging because Spire’s offerings are widely distributed throughout the world. Even though we take precautions to ensure that Spire and its partners comply with all relevant export control laws and regulations, any failure by Spire or its partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

Any change in domestic or international export or import laws or regulations, economic sanctions, or related legislation, shift in the enforcement or scope of existing export, import, or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import, or sanctions laws or regulations, could result in decreased use of Spire’s platform by, or in its decreased ability to export or sell access to Spire’s platform to, existing or potential end-customers with international operations. Any decreased use of Spire’s platform or limitation on its ability to export to or sell access to Spire’s platform in international markets would adversely affect its business, financial condition, and results of operations.

Spire is subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject Spire to criminal penalties or significant fines, harm Spire’s reputation, and adversely affect Spire’s business, financial condition, results of operations, and growth prospects.

Spire is subject to the FCPA, the U.K. Bribery Act 2010, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and other anti-corruption, anti-bribery, and anti-money laundering laws and regulations in the jurisdictions in which Spire has offices or does business, both domestic and abroad. These laws and regulations generally prohibit companies, their employees, business partners, third-party intermediaries, representatives, and agents from authorizing, offering, or providing, directly or indirectly, improper payments to government officials, political candidates, political parties, or commercial partners for the purpose of obtaining or retaining business or securing an improper business advantage.

Spire has interactions with foreign officials, including in furtherance of sales to governmental entities in the United States and in non-U.S. countries. Spire sometimes leverages third parties to conduct its business abroad, and Spire’s third-party business partners, representatives, and agents may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. Spire may be held liable for the corrupt or other illegal activities of its employees or these third-parties, even if Spire does not explicitly authorize such activities. The FCPA and other applicable laws and regulations also require that Spire keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While Spire has policies and procedures to address compliance with such laws, Spire cannot assure you that all of its employees, business partners, third-party intermediaries, representatives, and agents will not take actions in violation of Spire’s policies and applicable law, for which Spire may be ultimately held responsible. Spire’s exposure for violating these laws increases as its international presence expands and as Spire increases sales and operations in foreign jurisdictions.

Any violation of the FCPA or other applicable anti-bribery, anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, settlements, prosecution, enforcement actions, fines, damages, or suspension or debarment from government contracts, any of which could adversely affect Spire’s reputation, business, stock price, financial condition, results of operations, and growth prospects. In addition, responding to any investigation or action will likely result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Changes in domestic and international tax laws and regulations and those which Spire is subject to in various tax jurisdictions could adversely affect Spire’s business, financial condition, and results of operations.

In December 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), was enacted, which contains significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the new legislation on Spire’s provision for income taxes was a reduction of the future tax benefits of Spire’s deferred tax assets as a result of the reduction in the corporate tax rate. However, since Spire has recorded a full valuation allowance against its deferred tax assets, these changes did not have a material impact on its condensed consolidated financial statements. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which Spire will continue to monitor and assess. As Spire expands the scale of its international business activities, any changes in the U.S. or foreign taxation of such activities may increase its worldwide effective tax rate and harm its business, financial condition, and results of operations.

Spire’s international operations subject it to potentially adverse tax consequences. Spire generally conducts its international operations through subsidiaries and report Spire’s taxable income in various jurisdictions worldwide based upon its business operations in those jurisdictions. Spire’s intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with Spire’s determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and Spire’s position were not sustained, it could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of Spire’s operations.

There is also a high level of uncertainty in today’s tax environment stemming from both global initiatives put forth by the Organisation for Economic Co-operation and Development (the “OECD”), and unilateral measures being implemented by various countries due to a lack of consensus on these global initiatives. As an example, the OECD has put forth two proposals-Pillar One and Pillar Two-that revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. Further, unilateral measures such as digital services tax and corresponding tariffs in response to such measures are creating additional uncertainty. If these proposals are passed, it is likely that Spire will have to pay higher income taxes in countries where such rules are applicable.

Spire’s ability to use its net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2020, Spire had $135.1 million of federal and $26.8 million of state net operating loss carryforwards (“Net Operating Losses”), available to reduce future taxable income. Of the approximately $135.1 million in U.S. federal operating loss carryforward, approximately $52.6 million will be carried forward indefinitely for U.S. federal tax purposes and approximately $82.5 million will expire between 2032 and 2037. Spire’s $26.8M of state Net Operating Losses will expire in various tax years beginning in 2032. It is possible that Spire will not generate taxable income in time to use Net Operating Losses before their expiration, or at all. In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383, respectively of the Internal Revenue Code of 1986, as amended, and similar provisions under state law. Under those sections of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research and development tax credits, to offset its post-change income or tax liability may be limited. In general, an “ownership change” will occur if there is a cumulative change in Spire’s ownership by “5-percent stockholders” that exceeds 50 percentage points over a rolling three-year period. Spire has not yet undertaken an analysis of whether the Business Combination constitutes an “ownership change” for purposes of Internal Revenue Code Section 382 and Section 383. Spire may experience ownership changes in the future as a result of subsequent shifts in its stock ownership. To the extent Spire is not able to offset future taxable income with its Net Operating Losses or other tax attributes, Spire’s cash flows may be adversely affected.

The Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act, among other things, includes changes to U.S. federal tax rates and the rules governing Net Operating Losses. For Net Operating Losses arising in tax years beginning after December 31, 2017, the Tax Act, as modified by the CARES Act, limits a taxpayer’s ability to utilize Net Operating Losses to 80% of taxable income (as calculated before taking the Net Operating Losses, and certain other tax attributes, into account) for taxable years beginning after December 31, 2020. In addition, Net Operating Losses arising in tax years ending after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but Net Operating Losses arising in taxable years beginning after December 31, 2020 may not be carried back. Net Operating Losses arising in tax years beginning after December 31, 2017 can be carried forward indefinitely. Net Operating Losses generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation and will continue to have a two-year carryback and twenty-year carryforward period. As Spire maintains a full valuation allowance against its U.S. Net Operating Losses and has been in U.S. taxable losses since inception, these changes did not impact its consolidated balance sheet as of December 31, 2020. However, in future years, if and when a net deferred tax asset is recognized related to Spire’s Net Operating Losses, the changes in the new limitation on the use of Net Operating Losses may significantly impact Spire’s valuation allowance assessments for Net Operating Losses generated after December 31, 2017.

There is also a risk that due to federal or state regulatory changes, such as suspensions on the use of Net Operating Losses, in light of the needs of various jurisdictions, including some states, to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic, possibly with retroactive effect, or other unforeseen reasons, Spire’s existing Net Operating Losses could expire or otherwise be unavailable to offset future income tax liabilities.

Taxing authorities may successfully assert that Spire should have collected or in the future should collect sales and use, value added, or similar taxes, and any such assessments could adversely affect its business, financial condition, and results of operations.

Spire does not collect sales and use, value added, and similar taxes in all jurisdictions in which it has sales, based on its belief that such taxes are not applicable. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which Spire does not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and Spire may be required to collect such taxes in the future. Such tax assessments, penalties, interest, or future requirements would adversely affect Spire’s financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of Wayfair) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for Spire, put Spire at a competitive disadvantage if such states do not impose similar obligations on its competitors, and decrease its future sales, which would adversely impact Spire’s business, financial condition, and results of operations.

Risks Relating to Financial and Accounting Matters

Spire’s current insurance does not protect it against all satellite-related losses that it may experience.

Spire’s business is subject to a number of risks and hazards including adverse conditions. Such occurrences could result in damage to equipment, personal injury or death, monetary losses, and possible legal liability. In addition, changes in the regulatory environment could impose additional insurance requirements on satellite operators. Despite any insurance coverage which Spire currently has or may secure in the future, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or it may elect not to insure against such liabilities due to high premium costs or other reasons, in which event it could incur significant costs that could have a material adverse effect on its financial position.

Spire’s current insurance does not protect it against all satellite-related losses that it may experience. Spire’s insurance does not protect it against business interruption, loss of revenues, or delay of revenues. In addition, Spire only carries third-party liability insurance outside of the United States. Spire’s existing third-party liability, launch, and in-orbit insurance policies may include, and any future policies that Spire may obtain may include, specified exclusions, deductibles and material change limitations. Typically, these insurance policies exclude coverage for damage or losses arising from acts of war, anti-satellite devices, electromagnetic or radio frequency interference, and other similar potential risks for which exclusions are customary in the industry at the time the policy is written. In addition, they typically exclude coverage for satellite health-related problems affecting Spire’s satellites that are known at the time the policy is written or renewed. Any claims under existing policies are subject to settlement with the insurers.

The price, terms, and availability of satellite insurance has increased significantly in recent years. These increases may be attributed to recent satellite launch or in-orbit failures and general conditions in the insurance industry, including the limited number of insurance providers. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all or Spire may determine that it is not in its interest to purchase insurance in certain circumstances. To the extent Spire experiences a launch or in-orbit failure that is not fully insured or not insured at all, such failures could harm Spire’s financial position. In addition, higher premiums on insurance policies increase costs, thereby reducing Spire’s available cash. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions. If Spire experiences significant uninsured losses, such events could have a material adverse impact on its business, financial condition, and results of operations.

Spire may face fluctuations in currency exchange rates, which could adversely affect Spire’s financial condition and results of operations.

As Spire continues to expand internationally, it will become more exposed to fluctuations in currency exchange rates. A portion of Spire’s operating expenses are incurred outside of the United States and denominated in foreign currencies. The strengthening of the U.S. dollar relative to foreign currencies increases the real cost of Spire’s platform for its customers outside of the United States, which could lead to the lengthening of Spire’s sales cycle or reduced demand for its platform. The fluctuations in currency exchange rates could increase the cost of expenses such as payroll, utilities, tax, and marketing expenses, as well as overseas capital expenditures. As Spire continues its international expansion, increased international sales may result in foreign currency denominated sales, increasing its foreign currency risk. Moreover, this continued expansion will increase operating expenses incurred outside the United States and denominated in foreign currencies. If Spire is not able to successfully hedge against the risks associated with currency fluctuations, the company’s financial condition and results of operations would be adversely affected. To date, Spire has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk While Spire may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and Spire may not be able to successfully hedge its exposure, which would adversely affect its business, financial condition, and results of operations.

Spire’s results of operations may be adversely affected by changes in accounting principles applicable to it.

GAAP is subject to interpretation by the Financial Accounting Standards Board, the SEC, and other various bodies formed to promulgate and interpret appropriate accounting principles. Changes in accounting principles applicable to it, or varying interpretations of current accounting principles, in particular, with respect to revenue recognition of Spire’s solutions, could have a significant effect on Spire’s reported results of operations. Further, any difficulties in the implementation of changes in accounting principles, including the ability to modify Spire’s accounting systems, could cause Spire to fail to meet its financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in Spire.

Spire’s estimates or judgments relating to its critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause its results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of New Spire Class A Common Stock.

Spire’s estimates or judgments relating to its critical accounting policies may be based on assumptions that change or prove to be incorrect, which could cause its results of operations to fall below expectations of securities analysts and investors, resulting in a decline in the market price of New Spire Class A Common Stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in Spire’s financial statements and accompanying notes. Spire bases its estimates on historical experience and on various other assumptions that Spire believes to be reasonable under the circumstances, as described in the section titled “Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the recognition and measurement of certain assets and liabilities and revenue and expenses that is not readily apparent from other sources. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management’s significant estimates include assumptions in revenue recognition, and fair value of the Company’s common stock, equity awards and warrant liabilities. Actual results could differ from those estimates. If Spire’s assumptions change or if actual circumstances differ from those in its assumptions, Spire’s results of operations could be adversely affected, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of New Spire Class A Common Stock.

Spire may fail to maintain an effective system of disclosure controls and internal control over financial reporting, which could impair its ability to produce timely and accurate financial statements or comply with applicable regulations.

Following the Closing, New Spire will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the listing standards of the NYSE. The Sarbanes-Oxley Act requires, among other things, that Spire maintain effective disclosure controls and procedures and internal control over financial reporting. Spire is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by New Spire in the reports that New Spire will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to New Spire’s principal executive and financial officers. Spire is also continuing to improve its internal control over financial reporting. Spire has expended, and anticipates that it will continue to expend, significant resources in order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting.

Spire’s current controls and any new controls that Spire develops may become inadequate because of changes in the conditions in its business, including increased complexity resulting from any international expansion. Further, weaknesses in Spire’s disclosure controls or its internal control over financial reporting have been and may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm Spire’s results of operations or cause it to fail to meet its reporting obligations and may result in a restatement of Spire’s financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of New Spire’s internal control over financial reporting that it will eventually be required to include in its periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in New Spire’s reported financial and other information, which would likely adversely affect the market price of New Spire Class A Common Stock. In addition, if New Spire is unable to continue to meet these requirements, it may not be able to remain listed on the NYSE. As a public company, New Spire will be required to provide an annual management report on the effectiveness of its internal control over financial reporting commencing with its annual report on Form 10-K.

Spire identified material weaknesses in its internal control over financial reporting. If Spire is unable to remediate these material weaknesses, or if it identifies additional material weaknesses in the future or otherwise fails to maintain effective internal control over financial reporting, it may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations, which may adversely affect Spire’s business, financial condition, and results of operations.

In connection with the preparation of Spire’s financial statements, material weaknesses in Spire’s internal control over financial reporting were identified as of December 31, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Spire did not design and maintain an effective control environment commensurate with the financial reporting requirements of a public company. Specifically, Spire lacked a sufficient number of professionals with an appropriate level of internal controls and accounting knowledge, training, and experience to appropriately analyze, record and disclose accounting matters timely and accurately. Additionally, the lack of a sufficient number of professionals resulted in an inability to consistently establish appropriate authorities and responsibilities in pursuit of Spire’s financial reporting objectives, as demonstrated by, amongst other things, insufficient segregation of duties in its finance and accounting functions. This material weakness contributed to the following additional material weaknesses:

(i)

Spire did not design and maintain an effective risk assessment process at a precise enough level to identify new and evolving risks of material misstatement in its financial statements. Specifically, changes to existing controls or the implementation of new controls have not been sufficient to respond to changes to the risks of material misstatement in the financial statements:

(ii)

Spire did not design and maintain effective controls over the segregation of duties related to journal entries and account reconciliations. Specifically, certain personnel have the ability to both (a) create and post journal entries within the Company’s general ledger system, and (b) prepare and review account reconciliations;

These material weaknesses above resulted in certain immaterial audit adjustments, which were recorded prior to the issuance of the consolidated financial statements as of and for the year ended December 31, 2020. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

(iii)

Spire did not design and maintain effective controls over certain information technology (“IT”) general controls for information systems that are relevant to the preparation of Spire’s financial statements. Specifically, Spire did not design and maintain:

(a)	user access controls to ensure appropriate segregation of duties and that adequately restrict user and privileged access to financial applications, programs, and data to appropriate company personnel;

(b)

program change management controls for its financial systems to ensure that IT program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized, and implemented appropriately; and

(c)	testing and approval controls for program development to ensure that new software development is aligned with business and IT requirements.

These IT deficiencies did not result in a misstatement to the financial statements, however, the deficiencies, when aggregated, could impact Spire’s ability to maintain effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would result in a material misstatement to the annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Spire will take certain measures to remediate these material weaknesses described above, including the following:

(i)	hiring additional accounting and IT personnel, to bolster its reporting, technical accounting, and IT capabilities;

(ii)	establishing appropriate authorities and responsibilities, including segregation of duties, in pursuit of our financial reporting objectives;

(iii)	engaging a third party to assist in designing and implementing controls, including controls to ensure appropriate segregation of duties related to journal entries and account reconciliations;

(iv)	designing and implementing a formal risk assessment process to identify and evaluate changes in Spire’s business and the impact on its internal controls; and

(v)	designing and implementing IT general controls, including controls over the review and update of user access rights and privileges, change management, and program development approvals and testing.

We have begun to hire additional accounting and IT personnel to establish appropriate authorities and responsibilities in our financial reporting function, engaged a third-party resource to assist us in designing and implementing controls, and begun to implement appropriate segregation of duties related to journal entries and reconciliations. The material weaknesses will not be considered remediated until management completes the design and implementation of the measures described above and the controls operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

We are working to remediate the material weaknesses as efficiently and effectively as possible and expect full remediation could potentially go beyond December 31, 2021. At this time, we cannot provide an estimate of costs expected to be incurred in connection with implementing this remediation plan; however, these remediation measures will be time consuming, will result in Spire incurring significant costs, and will place significant demands on our financial and operational resources.

Spire cannot assure that the measures it has taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to its material weaknesses in internal control over financial reporting or that they will prevent or avoid potential future material weaknesses to be identified in the future. The effectiveness of Spire’s internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the possibility of human error, and the risk of fraud. Any failure to design, implement, and maintain effective internal control over financial reporting or any difficulties encountered in their implementation or improvement may result in material misstatements of its consolidated financial statements or cause it to fail to meet its periodic reporting obligations, which may adversely affect Spire’s business, financial condition, and results of operations.

Spire’s metrics and estimates used to evaluate its performance and make operating results projections, rely in large part upon assumptions and analyses developed by Spire, are subject to inherent challenges in measurement, and any real or perceived inaccuracies in those estimates may harm its reputation and negatively affect its business.

Spire regularly reviews and may adjust its processes for calculating its metrics and estimates used to make projections about its operating results, evaluate its growth, measure its performance, and make strategic decisions. Spire’s analysis is based on data such as renewal and upsell rates, number of new customers, average selling prices, sales pipeline analysis, sales quota targets and expected achievement, bookings, billings, number of satellites to be built and launched, number of ground stations to be built and put into service, headcount that is required to support the business, and non-headcount spending that is required to support the business. These metrics are calculated using internal company data and have not been evaluated by a third party. Spire’s metrics and estimates may differ from estimates published by third parties or from similarly titled metrics of its competitors due to differences in methodology or the assumptions on which Spire relies. While Spire believes its assumptions and the data underlying its metrics and estimates are reasonable, these metrics and estimates may not be accurate and the conditions supporting Spire’s metrics and estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, Spire’s metrics and estimates of the total addressable market, as well as the expected growth rate for the total addressable market, may prove to be inaccurate. Even if the markets in which Spire competes meet the size estimates and growth Spire has forecasted, Spire’s business could fail to grow at similar rates, if at all. If securities analysts or investors do not consider Spire’s metrics or estimates to be accurate representations of its business, or if Spire discovers material inaccuracies in its metrics or estimates, then the market price of New Spire Class A Common Stock could decline, Spire’s reputation and brand could be harmed, Spire’s actual results might diverge from its operating results projections, and Spire’s business, financial condition, and results of operations could be adversely affected.

Spire has substantial indebtedness under its credit facilities and its obligations thereunder may limit Spire’s operational flexibility or otherwise adversely affect its financial condition.

Spire has an existing credit facility with Eastward Fund Management, LLC (“Eastward”) for a secured credit facility in an aggregate principal amount of up to $25.0 million, of which Spire has borrowed $15.0 million. In addition, Spire’s Luxembourg subsidiary has an existing credit facility with European Investment Bank (“EIB”) for a secured credit facility in an aggregate principal amount of up to EUR 20.0 million, of which Spire’s subsidiary has borrowed EUR 12.0 million. In April 2021, Spire entered into the FP Credit Agreement that will, upon the satisfaction of certain funding conditions set forth therein, provide Spire with access to a senior secured convertible credit facility in an aggregate principal amount of $70.0 million with expected funding in May 2021. Spire will use a portion of the proceeds from the term loan to repay its outstanding obligations under its existing credit facilities with Eastward and EIB. There can be no assurance that Spire will be able to repay this indebtedness when due, or that Spire will be able to refinance this indebtedness on acceptable terms or at all.

Spire’s indebtedness could adversely impact its business. For example, these obligations could, among other things:

•	make it difficult for Spire to pay other obligations;

•	increase Spire’s cost of borrowing from other sources;

•	make it difficult to obtain favorable terms for any necessary future financing for working capital, capital expenditures, investments, acquisitions, debt service requirements, or other purposes;

•	restrict Spire from making acquisitions or cause it to make divestitures or similar transactions;

•	adversely affect Spire liquidity and result in a material adverse effect on its financial condition upon repayment of the indebtedness;

•	require Spire to dedicate a substantial portion of its cash flow from operations to service and repay the indebtedness, reducing the amount of cash flow available for other purposes;

•	limit Spire’s ability to hire or properly support company’s infrastructure which could have adverse impact on revenue, margins and overall financial performance;

•	increase Spire’s vulnerability to adverse economic conditions;

•	place Spire at a competitive disadvantage compared to its less leveraged competitors; and

•	limit Spire’s flexibility in planning for and reacting to changes in its business.

Restrictions imposed by Spire’s outstanding indebtedness and any future indebtedness may limit its ability to operate its business and to finance its future operations or capital needs or to engage in acquisitions or other business activities necessary to achieve growth.

The terms of Spire’s credit agreements restrict it from engaging in specified types of transactions. These covenants restrict Spire’s ability to, among other things:

•	incur additional indebtedness;

•	create or incur liens;

•	engage in consolidations, amalgamations, mergers, liquidations, dissolutions or dispositions;

•	sell, transfer or otherwise dispose of assets;

•	pay dividends and distributions on, or purchase, redeem, defease, or otherwise acquire or retire for value, Spire’s capital stock;

•	make acquisitions, investments, loans (including guarantees), advances, or capital contributions; and

•	engage in certain intercompany transactions and other transactions with affiliates.

In addition, the FP Credit Agreement requires that, prior to consummating certain transactions, including the Business Combination, Spire maintain unrestricted cash of at least $15.0 million, as of the last day of each fiscal quarter and as determined in accordance with the FP Credit Agreement, unless Spire is able to maintain positive EBITDA. Spire cannot guarantee that it will be able to maintain compliance with these various covenants or, if Spire fails to do so, that it will be able to obtain waivers from the applicable lender(s) and/or amend the covenants. Even if Spire complies with all of the applicable covenants, the restrictions on the conduct of its business could adversely affect its business by, among other things, limiting Spire’s ability to take advantage of financing opportunities, mergers, acquisitions, investments, and other corporate opportunities that may be beneficial to Spire’s business.

A change in control or a breach of any of the covenants in the credit agreements governing Spire’s credit facilities could result in an event of default, which, if not cured or waived, could trigger acceleration of its indebtedness and an increase in the interest rates applicable to such indebtedness, and may result in the acceleration of or default under any other debt Spire may incur in the future to which a cross-acceleration or cross-default provision applies. The acceleration of the indebtedness under Spire’s credit agreements or under any other indebtedness, could have a material adverse effect on its business, results of operations, and financial condition. In the event of any default under Spire’s existing or future credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable. In addition, Spire’s obligations under its credit facilities with Eastward and EIB (and, upon funding of the term loan under the FP Credit Agreement and repayment of the obligations under the Eastward and EIB credit agreements, its obligations under the FP Credit Agreement) are (or will be) secured by a security interest in substantially all of Spire’s assets. During the existence of an event of default under Spire’s credit agreements, the applicable lender could exercise its rights and remedies thereunder, including by way of initiating foreclosure proceedings against any assets constituting collateral for Spire’s obligations under such credit facility.

Spire may be unable to generate sufficient cash flow to satisfy its significant debt service obligations, which could have a material adverse effect on its business, financial condition, results of operations, and cash flows.

Spire’s ability to make scheduled payments on or to refinance its debt obligations depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond Spire’s control. Spire may not be able to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and/or interest on its indebtedness. If Spire’s cash flows and capital resources are insufficient to fund Spire’s debt service obligations, it may be forced to reduce or delay investments, acquisitions, capital expenditures, and payments on account of other obligations, seek additional capital, restructure or refinance its indebtedness, or sell assets. These alternative measures may not be successful and may not permit Spire to meet its scheduled debt service obligations. Spire’s ability to restructure or refinance its debt will depend on the condition of the capital markets and its financial condition at such time. Any refinancing of Spire’s debt could be at higher interest rates and could require Spire to comply with more onerous covenants, which could further restrict its business operations. In addition, Spire cannot assure you that it will be able to refinance any of its indebtedness on commercially reasonable terms, or at all.

If Spire is at any point unable to repay or otherwise refinance its indebtedness when due, or if any other event of default (including as a result of Spire’s failure to comply with any of its affirmative or negative covenants) is not cured or waived, the applicable lenders could accelerate Spire’s outstanding obligations or proceed against the collateral granted to them to secure that indebtedness, which could force Spire into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of Spire’s borrowings, Spire and its subsidiaries may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under the agreements governing Spire’s credit facility or the exercise by the applicable lenders of their rights under the security documents would likely have a material adverse effect on its business.

Risks Related to the Business Combination and NavSight

Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us,” or “our,” refer to NavSight prior to the consummation of the Business Combination.

If NavSight is unable to complete the Business Combination with Spire or is unable to complete another business combination by September 14, 2022, NavSight will cease all operations except for the purpose of winding up and it would redeem its Public Shares and liquidate the Trust Account, in which case our public shareholders may only receive approximately $10.00 per share and the NavSight Warrants will expire worthless.

If NavSight is unable to complete the Business Combination with Spire or unable to complete another business combination by September 14, 2022, as such date may be extended at a duly called special meeting, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to NavSight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of NavSight’s remaining stockholders and the NavSight Board, liquidate and dissolve, subject in each case to NavSight’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, the Public Stockholders may only receive approximately $10.00 per share and the NavSight Warrants will expire worthless.

New Spire may redeem your unexpired NavSight Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your NavSight Warrants worthless.

New Spire will have the ability to redeem outstanding NavSight Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of NavSight Class A Common Stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date New Spire sends the notice of redemption to NavSight Warrant holders and provided certain other conditions are met. If and when the NavSight Warrants become redeemable by New Spire, New Spire may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, New Spire may redeem the NavSight Warrants as set forth above even if the holders are otherwise unable to exercise the NavSight Warrants. Redemption of the outstanding NavSight Warrants could force you (i) to exercise your NavSight Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your NavSight Warrants at the then-current market price when you might otherwise wish to hold your NavSight Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding NavSight Warrants are called for redemption, NavSight expects would be substantially less than the market value of your NavSight Warrants. None of the Private Placement Warrants will be redeemable by New Spire so long as they are held by the Sponsor or its permitted transferees.

In addition, NavSight has the ability to redeem outstanding NavSight Warrants ninety days after they become exercisable for $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their NavSight Warrants prior to redemption for a number of NavSight Class A Common Stock determined based on the redemption date and the fair market value of NavSight Class A Common Stock and provided certain other conditions are met. NavSight would redeem the NavSight Warrants in this manner when NavSight believes it is in NavSight’s best interest to update its capital structure to remove the NavSight Warrants and pay fair market value to the NavSight Warrant holders. NavSight can also redeem the NavSight Warrants for NavSight Common Stock when the NavSight Class A Common Stock is trading at a price starting at $10, which is below the exercise price of $11.50, because it will provide certainty with respect to NavSight’s capital structure and cash position while providing NavSight Warrant holders with fair market value in the form of shares of NavSight Class A Common Stock. If NavSight chooses to redeem the NavSight Warrants when the NavSight Class A Common Stock is trading at a price below the exercise price of the NavSight Warrants, this could result in the NavSight Warrant holders receiving fewer shares of NavSight Class A Common Stock than they would have received if they had chosen to wait to exercise their NavSight Warrants for shares of NavSight Class A Common Stock if and when the NavSight Class A Common Stock trades at a price higher than the exercise price of $11.50. Any such redemption may have similar consequences to a cash redemption described above. In addition, such redemption may occur at a time when the NavSight Warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of the NavSight Class A Common Stock had your NavSight Warrants remained outstanding. Finally, this redemption feature provides a ceiling to the value of your NavSight Warrants since it locks in the redemption price in the number of NavSight Class A Common Stock to be received if NavSight chooses to redeem the NavSight Warrants for NavSight Common Stock.

NavSight will require Public Stockholders who wish to redeem their shares of NavSight Class A Common Stock in connection with the Business Combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

NavSight will require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to NavSight’s transfer agent prior to the expiration date set forth in the tender offer documents mailed to such holders, or in the event NavSight distributes proxy materials, up to two business days prior to the vote on the proposal to approve the Business Combination, or to deliver their shares to the transfer agent electronically using DTC’s Deposit/Withdrawal At Custodian System, or DWAC System, at the holder’s option. In order to obtain a physical stock certificate, a stockholder’s broker and/or clearing broker, DTC, and NavSight’s transfer agent will need to act to facilitate this request. It is NavSight’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, because NavSight does not have any control over this process or over the brokers or DTC, it may take significantly longer than one week to obtain a physical stock certificate. While NavSight has been advised that it takes a short time to deliver shares through the DWAC System, this may not be the case. Under the Current NavSight Bylaws, NavSight is required to provide at least 10 days advance notice of any stockholder meeting, which would be the minimum amount of time a stockholder would have to determine whether to exercise redemption rights. Accordingly, if it takes longer than NavSight anticipates for stockholders to deliver their shares, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares. In the event that a stockholder fails to comply with the various procedures that must be complied with in order to validly tender or redeem Public Shares, its shares may not be redeemed.

Additionally, despite NavSight’s compliance with the proxy rules, stockholders may not become aware of the opportunity to redeem their shares.

If a Public Stockholder fails to receive notice of NavSight’s offer to redeem their shares of NavSight Class A Common Stock in connection with the Business Combination, or fails to comply with the procedures for tendering its share of NavSight Class A Common Stock, such shares may not be redeemed.

NavSight will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with the initial business combination. Despite NavSight’s compliance with these rules, if a stockholder fails to receive NavSight’s tender offer or proxy materials, as applicable, such stockholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer documents or proxy materials, as applicable, that NavSight will furnish to holders of its Public Shares in connection with the initial business combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. For example, NavSight may require the Public Stockholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their certificates to NavSight’s transfer agent prior to the date set forth in the tender offer documents mailed to such holders, or up to two business days prior to the vote on the proposal to approve the Business Combination in the event NavSight distributes proxy materials, or to deliver their shares to the transfer agent electronically. In the event that a stockholder fails to comply with these or any other procedures, its shares may not be redeemed.

There is uncertainty regarding the federal income tax consequences of the redemption to the holders of NavSight Class A Common Stock.

There is some uncertainty regarding the federal income tax consequences to holders of NavSight Class A Common Stock who exercise their redemption rights. The uncertainty of tax consequences relates primarily to the individual circumstances of the taxpayer and include whether the redemption results in a dividend, taxable as ordinary income, or a sale, taxable as capital gain. Whether the redemption qualifies for sale treatment, resulting in taxation as capital gain rather than ordinary income, will depend largely on whether the holder owns (or is deemed to own) any shares of NavSight Class A Common Stock following the redemption, and if so, the total number of shares of NavSight Class A Common Stock held by the holder both before and after the redemption relative to all shares of NavSight Class A Common Stock outstanding both before and after the redemption. The redemption generally will be treated as a sale, rather than a dividend, if the redemption (i) is “substantially disproportionate” with respect to the holder, (ii) results in a “complete termination” of the holder’s interest in NavSight, or (iii) is “not essentially equivalent to a dividend” with respect to the holder. Due to the personal and subjective nature of certain of such tests and the absence of clear guidance from the Internal Revenue Services, or IRS, there is uncertainty as to whether a holder who elects to exercise its redemption rights will be taxed on any gain from the redemption as ordinary income or capital gain. For additional information, see the section titled “Certain U.S. Federal Income Tax Considerations.”

NavSight’s ability to utilize Spire’s net operating losses and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to use its pre-change net operating loss carryforwards, or “NOLs,” to offset future taxable income. The limitations apply if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. If Spire has experienced an ownership change at any time since its incorporation, Spire may already be subject to limitations on its ability to utilize its existing NOLs and other tax attributes to offset taxable income or tax liability. In addition, the Business Combination, the PIPE Investment and future changes in NavSight’s stock ownership, which may be outside of NavSight’s control, may trigger an ownership change. Similar provisions of state tax law may also apply to limit NavSight’s use of Spire’s accumulated state tax attributes. As a result, even if NavSight earns net taxable income in the future, its ability to use its or Spire’s pre-change NOL carryforwards and other tax attributes to offset such taxable income or tax liability may be subject to limitations, which could potentially result in increased future income tax liability to NavSight.

There is also a risk that changes in law or regulatory changes made in response to the need for some jurisdictions to raise additional revenue to help counter the fiscal impact from the COVID-19 pandemic or for other unforeseen reasons, including suspensions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in Spire’s existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities. A temporary suspension of the use of certain net operating losses and tax credits has been enacted in California, and other states may enact suspensions as well.

NavSight does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for NavSight to complete the Business Combination even if a substantial majority of NavSight’s stockholders do not agree.

The Current NavSight Certification of Incorporation does not provide a specified maximum redemption threshold, except that NavSight will only redeem its Public Shares so long as (after such redemption) NavSight’s net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of its initial business combination and after payment of underwriters’ fees and commissions (so that NavSight does not then become subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the Business Combination. As a result, NavSight may be able to complete the Business Combination even if a substantial majority of the Public Stockholders do not agree with the Business Combination and have redeemed their shares. In the event the aggregate cash consideration NavSight would be required to pay for all shares of NavSight Class A Common Stock that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the Business Combination exceed the aggregate amount of cash available to NavSight, NavSight will not complete the Business Combination or redeem any shares, all shares of NavSight Class A Common Stock submitted for redemption will be returned to the holders thereof, and NavSight instead may search for an alternate business combination.

If a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of the NavSight Class A Common Stock, such stockholder or group will lose the ability to redeem all such shares in excess of 15% of the NavSight Class A Common Stock.

The Current NavSight Certification of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the IPO, which NavSight refers to as the “Excess Shares,” without NavSight’s prior written consent. However, the Current NavSight Certification of Incorporation does not restrict NavSight stockholders’ ability to vote all of their shares (including Excess Shares) for or against NavSight’s initial business combination. The inability of a stockholder to redeem the Excess Shares will reduce its influence over NavSight’s ability to complete its initial business combination and such stockholder could suffer a material loss on its investment in NavSight if it sells such Excess Shares in open market transactions. Additionally, a stockholder will not receive redemption distributions with respect to the Excess Shares if NavSight completes its initial business combination. And as a result, such stockholder will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its stock in open market transactions, potentially at a loss.

There can be no assurance that New Spire’s Class A Common Stock will be approved for listing on the NYSE or that New Spire will be able to comply with the continued listing standards of the NYSE.

In connection with the Closing, NavSight intends to list the New Spire Class A Common Stock on the NYSE under the symbol “SPIR.” New Spire’s continued eligibility for listing may depend on the number of NavSight’s shares that are redeemed. If, after the Business Combination, the NYSE delists New Spire’s shares from trading on its exchange for failure to meet the listing standards and NavSight is not able to list such securities on another national securities exchange, NavSight expects such securities could be quoted on an over-the-counter market. If this were to occur, New Spire and its stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for New Spire’s securities;

•	reduced liquidity for New Spire’s securities;

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a determination that the New Spire Class A Common Stock is a “penny stock” which will require brokers trading the New Spire Class A Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Spire Class A Common Stock;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

NavSight’s Sponsor, officers, and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Stockholders vote.

NavSight’s Sponsor, officers, and directors have agreed to vote any shares of NavSight Common Stock held by them in favor of the Business Combination. NavSight expects that the Sponsor, officers, and directors (and their permitted transferees) will own at least approximately 20% of the outstanding shares of NavSight Common Stock at the time of any such stockholder vote. Accordingly, it is more likely that the necessary stockholder approval will be received than would be the case if such persons agreed to vote their shares of NavSight Common Stock in accordance with the majority of the votes cast by the Public Stockholders.

Spire’s management has limited experience in operating a public company.

Spire’s executive officers have limited experience in the management of a publicly traded company. Spire’s management team may not successfully or effectively manage its transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of New Spire. Spire may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices, or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for New Spire to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that New Spire will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase its operating costs in future periods.

NavSight’s ability to successfully effect the Business Combination and New Spire’s ability to successfully operate the business thereafter will be largely dependent upon the efforts of certain key personnel of Spire. The loss of such key personnel could negatively impact the business, financial condition, and results of operations of New Spire.

NavSight’s ability to successfully effect the Business Combination and New Spire’s ability to successfully operate the business following the Closing is dependent upon the efforts of certain key personnel of Spire. Although NavSight expects key personnel to remain with New Spire following the Business Combination, there can be no assurance that they will do so. It is possible that Spire will lose some key personnel, the loss of which could negatively impact the operations and profitability of New Spire. Further, following the Closing, certain of the key personnel of Spire may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause New Spire to have to expend time and resources helping them become familiar with such requirements.

The NavSight Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

In analyzing the Business Combination, the NavSight Board conducted significant due diligence on Spire. For additional information regarding the factors utilized by the NavSight Board in approving the Business Combination, see the section titled “BCA Proposal—NavSight’s Board of Directors’ Reasons for the Business Combination.” The NavSight Board believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders and that Spire’s fair market value was at least 80% of the value of the Trust Account (excluding any taxes payable on interest earned).

Notwithstanding the foregoing, the NavSight Board did not obtain a fairness opinion to assist it in its determination. Accordingly, the NavSight Board may be incorrect in its assessment of the Business Combination.

The Sponsor or NavSight’s directors, officers, advisors, or their affiliates may enter into certain transactions, including purchasing shares or warrants from the public, which may influence the outcome of the Business Combination and reduce the public “float” of the NavSight Class A Common Stock.

The Sponsor or NavSight’s directors, officers, advisors, or their affiliates may purchase Public Shares or Public Warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the consummation of the Business Combination, although they are under no obligation to do so. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of NavSight’s shares is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or NavSight’s directors, officers, advisors, or their affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Additionally, at any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor or NavSight’s directors, officers, advisors, or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination where it appears that such requirement would otherwise not be met, or (ii) reduce the number of NavSight Warrants outstanding. This may result in the consummation of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of NavSight Class A Common Stock or NavSight Warrants and the number of beneficial holders of NavSight’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of NavSight’s securities on a national securities exchange.

If third parties bring claims against NavSight, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.00 per share.

NavSight’s placing of funds in the Trust Account may not protect those funds from third-party claims against NavSight. Although NavSight has sought to have all vendors, service providers, prospective target businesses, and other entities with which it does business execute agreements with NavSight waiving any right, title, interest, or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility, or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against NavSight’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, NavSight’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to NavSight than any alternative. Making such a request of potential target businesses may make NavSight’s acquisition proposal less attractive to them and, to the extent prospective target businesses refuse to execute such a waiver, it may limit the field of potential target businesses that NavSight might pursue. Marcum LLP, NavSight’s independent registered public accounting firm, will not execute agreements with NavSight waiving such claims to the monies held in the Trust Account.

Examples of possible instances where NavSight may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts, or agreements with NavSight and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if NavSight has not completed its initial business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with its initial business combination, NavSight will be required to provide for payment of claims of creditors that were not waived that may be brought against NavSight within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to NavSight if and to the extent any claims by a third party (except for NavSight’s independent registered public accounting firm) for services rendered or products sold to NavSight, or by a prospective target business with which NavSight has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under NavSight’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, then the Sponsor will not be responsible to the extent of any liability for such third-party claims. NavSight has not independently verified whether the Sponsor, which is a newly formed entity, has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of NavSight. NavSight has not asked the Sponsor to reserve for such indemnification obligations. Therefore, NavSight cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for NavSight’s initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, NavSight may not be able to complete its initial business combination, and its stockholders would receive such lesser amount per Public Share in connection with any redemption of their Public Shares. None of NavSight’s officers will indemnify NavSight for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Public Stockholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. To liquidate their investment, therefore, Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

Public Stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) the consummation of NavSight’s initial business combination, and then only in connection with those shares of NavSight Class A Common Stock that such Public Stockholder elected to redeem, subject to the limitations described herein, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend the Current NavSight Certification of Incorporation (a) to modify the substance or timing of NavSight’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of the Public Shares if NavSight does not complete its initial business combination within 24 months from the closing of the IPO or (b) with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of the Public Shares if NavSight has not completed its initial business combination within 24 months from the closing of the IPO, subject to applicable law and as further described herein. In addition, if NavSight has not completed an initial business combination within the allocated time period for any reason, compliance with Delaware law may require that NavSight submit a plan of dissolution to its then-existing stockholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, Public Stockholders may be forced to wait beyond the end of such period before they receive funds from the Trust Account. In no other circumstances will a stockholder have any right or interest of any kind to the funds in the Trust Account. Holders of NavSight Warrants will not have any right to the proceeds held in the Trust Account with respect to the NavSight Warrants. Accordingly, to liquidate their investment, the Public Stockholders may be forced to sell their Public Shares or Public Warrants, potentially at a loss.

NavSight’s independent directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Stockholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, NavSight’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While NavSight currently expects that its independent directors would take legal action on NavSight’s behalf against the Sponsor to enforce its indemnification obligations to NavSight, it is possible that NavSight’s independent directors in exercising their business judgment may choose not to do so if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If NavSight’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Stockholders may be reduced below $10.00 per Public Share.

NavSight’s stockholders may be held liable for claims by third parties against NavSight to the extent of distributions received by them upon redemption of their shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event NavSight does not complete the initial business combination within the required time period may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is NavSight’s intention to redeem the Public Shares as soon as reasonably possible following the 24th month from the closing of the IPO in the event NavSight does not complete the initial business combination and, therefore, NavSight does not intend to comply with the foregoing procedures.

Because NavSight will not be complying with Section 280, Section 281(b) of the DGCL requires NavSight to adopt a plan, based on facts known to NavSight at such time that will provide for NavSight’s payment of all existing and pending claims or claims that may be potentially brought against NavSight within the 10 years following its dissolution. However, because NavSight is a blank check company, rather than an operating company, and NavSight’s operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from NavSight’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. If NavSight’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution. NavSight cannot assure you that it will properly assess all claims that may be potentially brought against it. As such, NavSight’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of NavSight’s stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of the Trust Account distributed to the Public Stockholders upon the redemption of the Public Shares in the event NavSight does not complete the initial business combination within the required time period is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If, after NavSight distributes the proceeds in the Trust Account to the Public Stockholders, NavSight files a bankruptcy petition or an involuntary bankruptcy petition is filed against NavSight that is not dismissed, a bankruptcy court may seek to recover such proceeds, and NavSight and the NavSight Board may be exposed to claims of punitive damages.

If, after NavSight distributes the proceeds in the Trust Account to the Public Stockholders, NavSight files a bankruptcy petition or an involuntary bankruptcy petition is filed against NavSight that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by NavSight’s stockholders. In addition, the NavSight Board may be viewed as having breached its fiduciary duty to NavSight’s creditors and/or having acted in bad faith, by paying Public Stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and NavSight to claims of punitive damages. If, before distributing the proceeds in the Trust Account to the Public Stockholders, NavSight files a bankruptcy petition or an involuntary bankruptcy petition is filed against NavSight that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of NavSight’s stockholders and the per-share amount that would otherwise be received by NavSight’s stockholders in connection with NavSight’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, NavSight files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in NavSight’s bankruptcy estate and subject to the claims of third parties with priority over the claims of NavSight’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by NavSight’s stockholders in connection with NavSight’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Stockholders, NavSight files a bankruptcy petition or an involuntary bankruptcy petition is filed against NavSight that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in NavSight’s bankruptcy estate and subject to the claims of third parties with priority over the claims of NavSight’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by NavSight’s stockholders in connection with NavSight’s liquidation may be reduced.

When considering the NavSight Board’s recommendation that NavSight’s stockholders vote in favor of the approval of the BCA Proposal, NavSight’s stockholders should be aware that certain of the Sponsor, executive officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of NavSight’s stockholders. These interests include:

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Prior to the IPO, the Sponsor purchased 5,750,000 shares of NavSight Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. The Sponsor then transferred 25,000 of such shares to each of Mr. Crowell and Ambassador Crumpton and 32,500 such shares to Mr. Louie, each an independent director of NavSight, at their original purchase price. As a result of the significantly lower investment per share of the Initial Stockholders as compared with the investment per share of the Public Stockholders, a transaction which results in an increase in the value of the investment of the Initial Stockholders may result in a decrease in the value of the investment of the Public Stockholders. In addition, if NavSight does not consummate a business combination within the applicable time period, it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, liquidating and dissolving, subject in each case to its obligations under applicable law. In such event, the shares owned by the Initial Stockholders and the Private Placement Warrants would be worthless and NavSight’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any NavSight Common Stock held by it or them, as applicable.

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Mr. Coleman, NavSight’s Chief Executive Officer and Chairman, and Mr. Pearlstein, NavSight’s Chief Financial Officer, are the co-managing members of the Sponsor. Consequently, they have sole voting and dispositive power over the 5,667,500 shares of NavSight Class B Common Stock and 6,600,000 Private Placement Warrants held by the Sponsor. Messrs. Coleman and Pearlstein disclaim beneficial ownership of any securities other than to the extent they may have a pecuniary interest therein, directly or indirectly;

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The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock;

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NavSight’s directors will not receive reimbursement for any out-of-pocket expenses incurred by them on NavSight’s behalf incident to identifying, investigating, and completing a business combination to the extent such expenses exceed the amount not required to be retained in the Trust Account, unless a business combination is completed;

•	the anticipated continuation of Mr. Pearlstein, NavSight’s Chief Financial Officer, as a director of New Spire following the Closing; and

•	the continued indemnification of current directors and officers of NavSight and the continuation of directors’ and officers’ liability insurance after the Business Combination.

These interests may influence NavSight’s directors in making their recommendation that you vote in favor of the BCA Proposal, and the transactions contemplated thereby.

NavSight may amend the terms of the Public Warrants in a manner that may be adverse to holders of Public Warrants with the approval by the holders of at least 50% of the then outstanding Public Warrants. As a result, the exercise price of your Public Warrants could be increased, the exercise period could be shortened and the number of shares of NavSight Class A Common Stock purchasable upon exercise of a Public Warrant could be decreased, all without your approval.

The Public Warrants were issued in registered form under the Warrant Agreement between AST, as warrant agent, and NavSight. The Warrant Agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants and, solely with respect to any amendment to the terms of the Private Placement Warrants or working capital warrants or any provision of the Warrant Agreement with respect to the Private Placement Warrants or working capital warrants, 50% of the number of the then outstanding Private Placement Warrants or working capital warrants, as applicable. Accordingly, NavSight may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding Public Warrants approve of such amendment. Although NavSight’s ability to amend the terms of the Public Warrants with the consent of at least 50% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the NavSight Warrants, convert the NavSight Warrants into cash or stock, shorten the exercise period, or decrease the number of shares of NavSight Class A Common Stock issuable upon exercise of a NavSight Warrant.

We may issue additional common stock or preferred stock to complete the Business Combination or under an employee incentive plan after the Closing. NavSight may also issue shares of NavSight Class A Common Stock upon the conversion of the NavSight Class B Common Stock at a ratio greater than one-to-one at the time of the Business Combination as a result of the anti-dilution provisions contained in the Current NavSight Certification of Incorporation. Any such issuances would dilute the interest of NavSight’s stockholders.

The Current NavSight Certification of Incorporation authorizes the issuance of up to 111,000,000 shares of NavSight Common Stock, consisting of (i) 100,000,000 shares NavSight Class A Common Stock and (ii) 10,000,000 shares of NavSight Class B Common Stock, and 1,000,000 shares of NavSight Preferred Stock. NavSight may issue a substantial number of additional shares of common stock or shares of preferred stock to complete the Business Combination (including pursuant to a specified future issuance) or under an employee incentive plan after the Closing. NavSight may also issue shares of NavSight Class A Common Stock to redeem the NavSight Warrants when the price per share of NavSight Class A Common Stock equals or exceeds $10.00 or upon conversion of the NavSight Class B Common Stock at a ratio greater than one-to-one at the time of the Business Combination as a result of the anti-dilution provisions contained in the Current NavSight Certification of Incorporation. NavSight Class B Common Stock shall only be convertible at the time of the Business Combination. However, the Current NavSight Certification of Incorporation provides, among other things, that prior to the Business Combination, NavSight may not issue additional securities that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote as a class with the Public Shares (a) on any initial business combination or (b) to approve an amendment to the Current NavSight Certification of Incorporation. The restriction on issuing additional shares of securities described in the prior sentence will expire upon consummation of the initial business combination. The issuance of additional shares of common or preferred stock:

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may significantly dilute the equity interest of investors from the IPO, which dilution would increase if the anti-dilution provisions in the NavSight Class B Common Stock resulted in the issuance of NavSight Class A Common Stock on a greater than one-to-one basis upon conversion of the NavSight Class B Common Stock;

•	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded NavSight Common Stock;

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could cause a change of control if a substantial number of shares of NavSight Common Stock is issued, which may affect, among other things, NavSight’s ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of NavSight’s present officers and directors;

•	may have the effect of delaying or preventing a change of control of NavSight by diluting the stock ownership or voting rights of a person seeking to obtain control of NavSight;

•	may adversely affect prevailing market prices for the Units, NavSight Class A Common Stock and/or the Public Warrants; and

•	may not result in adjustment to the exercise price of NavSight Warrants.

Delaware law and Spire’s Proposed Organizational Documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Proposed Organizational Documents that will be in effect upon the consummation of the Business Combination contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the New Spire Board and therefore depress the trading price of New Spire’s Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the New Spire Board or taking other corporate actions, including effecting changes in our management. Among other things, the Proposed Organizational Documents include provisions regarding:

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a dual-class common stock structure, which provides the Founders with the ability to determine or significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of outstanding New Spire Class A Common Stock and New Spire Class B Common Stock;

•	the New Spire Board will be classified into three classes of directors with staggered three-year terms and directors will only able to be removed from office for cause;

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authorizing “blank check” preferred stock, which could be issued by the New Spire Board without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to New Spire Common Stock;

•	limiting the liability of, and providing indemnification to, New Spire’s directors and officers;

•	prohibiting cumulative voting in the election of directors;

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providing that vacancies on the New Spire Board may be filled only by majority of directors then in office, including those who have so resigned, of the New Spire Board, even though less than a quorum;

•	prohibiting the ability of New Spire stockholders to call special meetings;

•	establishing an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to the New Spire Board; and

•	specifying that special meetings of New Spire stockholders can be called only by a majority of the New Spire Board, the chairperson of the New Spire Board, or the president of New Spire.

These provisions may frustrate or prevent any attempts by New Spire stockholders to replace or remove New Spire’s current management by making it more difficult for stockholders to replace members of the New Spire Board, which is responsible for appointing the members of New Spire’s management. In addition, because New Spire is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any “interested” stockholder for a period of three years following the date on which the stockholder became an “interested” stockholder.

The Proposed Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit New Spire stockholders’ ability to obtain a chosen judicial forum for disputes with New Spire or its directors, officers, employees, or stockholders.

The Proposed Bylaws will require, to the fullest extent permitted by law, that derivative actions brought in New Spire’s name, actions against directors, officers, and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of New Spire Capital Stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Bylaws. In addition, the Proposed Bylaws will provide that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with New Spire or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Bylaws to be inapplicable or unenforceable in an action, New Spire may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, financial condition, and results of operations.

The dual class structure of the combined company’s common stock will have the effect of concentrating voting power with the Founders, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control. Additionally, two of the Founders, Peter Platzer and Theresa Condor, are husband and wife, which may further concentrate the influence of the Founders and further limit an investor’s ability to influence the combined company.

Upon the Closing, the dual-class structure of New Spire’s common stock will have the effect of concentrating voting power with its Founders, which will limit your ability to influence the outcome of matters submitted to New Spire’s stockholders for approval, including the election of the New Spire Board, the adoption of amendments to its certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of Spire’s assets, or other major corporate transaction. New Spire Class A Common Stock will have one vote per share and New Spire Class B Common Stock, to be received by the Founders on the Closing, will have nine votes per share. Upon the Closing, the Founders will together hold all of the issued and outstanding shares of New Spire Class B Common Stock. Accordingly, upon the Closing and assuming no redemptions of Public Shares, the Founders will hold approximately 46% of the voting power of New Spire’s outstanding capital stock in the aggregate. Additionally, two of the Founders, Peter Platzer and Theresa Condor, who are husband and wife, will hold approximately 32% of the voting power of New Spire’s outstanding capital stock in the aggregate. As a result, Peter Platzer and Theresa Condor and the other Founders will be able to determine or significantly influence any action requiring the approval of Spire’s stockholders, including the election of its board of directors, the adoption of amendments to its certificate of incorporation and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of its assets, or other major corporate transaction. The Founders may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of New Spire, could deprive New Spire’s stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Spire, and might ultimately affect the market price of New Spire’s Class A Common Stock. Further, the separation between voting power and economic interests could cause conflicts of interest between the Founders and New Spire’s other stockholders, which may result in the Founders undertaking, or causing Spire to undertake, actions that would be desirable for themselves but would not be desirable for Spire’s other stockholders.

Future transfers by the holders of New Spire Class B Common Stock will generally result in those shares automatically transferring to New Spire for no consideration, subject to limited exceptions, such as certain transfers effected for estate planning or other transfers among the Founders and their family members.

In addition, each share of New Spire Class B Common Stock will automatically be transferred to New Spire for no consideration upon the following events: (i) on the affirmative written election of such holder to transfer such share of New Spire Class B Common Stock to New Spire, or if later, at the time or the happening of a future event specified in such written election (which election may be revoked by such holder prior to the date on which the automatic transfer to New Spire would otherwise occur unless otherwise specified by such holder); (ii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the Closing that both (a) such Founder is no longer providing services to New Spire as an officer, employee, or consultant and (b) such Founder is no longer a director of New Spire; (iii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the date that such Founder’s employment with New Spire is terminated for cause (as defined in the Proposed Certificate of Incorporation); and (iv) upon the death or disability (as defined in the Proposed Certificate of Incorporation) of such Founder. For additional information about New Spire’s dual-class structure, see the section titled “Description of New Spire Securities.”

The numbers of shares and percentage interests set forth above are based on a number of assumptions, including that (i) none of the Public Stockholders exercise their redemption rights, (ii) Spire does not issue any additional equity securities prior to the Business Combination, and that no other event occurs that would change the Per Share Closing Consideration from what it would have been as of the date of the initial signing of the Business Combination Agreement, and (iii) there are no future exercises of the NavSight Warrants. If the actual facts differ from these assumptions, the numbers of shares and percentage interests set forth above will be different.

Because NavSight has no current plans to pay cash dividends on NavSight Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell NavSight Class A Common Stock for a price greater than that which you paid for it.

We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of the NavSight Board and will depend on, among other things, NavSight’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that the NavSight Board may deem relevant. In addition, NavSight’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness Kensington or its subsidiaries incur. As a result, you may not receive any return on an investment in NavSight Class A Common Stock unless you sell NavSight Class A Common Stock for a price greater than that which you paid for it. For additional information, see the section titled “Market Price and Dividend Information—Dividend Policy.”

New Spire does not expect to declare any dividends in the foreseeable future.

After the Closing, New Spire does not anticipate declaring any cash dividends to holders of its common stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

If the anticipated benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of New Spire’s securities may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of NavSight’s securities prior to the Closing may decline. The market values of New Spire’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus/information statement, or the date on which NavSight’s stockholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Spire’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Spire’s capital stock. Accordingly, the valuation NavSight has ascribed to Spire in the Business Combination may not be indicative of the price that will be implied in the trading market for New Spire’s securities following the Business Combination. If an active market for New Spire’s securities develops and continues after the Business Combination, the trading price of such securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Spire’s control. Any of the factors listed below could have a material adverse effect on your investment in New Spire’s securities and New Spire’s securities may trade at prices significantly below the price you paid for them or that were implied by the conversion of Spire Capital Stock you owned into New Spire’s securities as a result of the Business Combination. In such circumstances, the trading price of New Spire’s securities may not recover and may experience a further decline.

Factors affecting the trading price of New Spire’s securities may include:

•	actual or anticipated fluctuations in New Spire’s quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

•	changes in the market’s expectations about New Spire’s operating results;

•	success of competitors;

•	New Spire’s operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning New Spire or the satellite data and analytics industry in general;

•	operating and share price performance of other companies that investors deem comparable to New Spire;

•	New Spire’s ability to bring its services and technologies to market on a timely basis, or at all;

•	changes in laws and regulations affecting New Spire’s business;

•	New Spire’s ability to meet compliance requirements;

•	commencement of, or involvement in, litigation involving New Spire;

•	changes in New Spire’s capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of New Spire’s shares of common stock available for public sale;

•	any major change in the New Spire Board or management;

•	sales of substantial amounts of New Spire’s shares of common stock by New Spire’s directors, executive officers, or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of New Spire’s securities irrespective of New Spire’s operating performance. The stock market in general, and the NYSE in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of New Spire’s securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to New Spire could depress New Spire’s share price regardless of New Spire’s prospects, business, financial conditions, or results of operations. A decline in the market price of New Spire’s securities also could adversely affect New Spire’s ability to issue additional securities and New Spire’s ability to obtain additional financing in the future.

Following the Closing, New Spire will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition, and results of operations.

Following the Closing, New Spire will face increased legal, accounting, administrative, and other costs and expenses as a public company that Spire does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Spire to carry out activities Spire has not done previously. For example, New Spire will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if management or New Spire’s independent registered public accounting firm identifies additional material weaknesses in the internal control over financial reporting), New Spire could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Spire’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Spire’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the New Spire Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting, and administrative activities. These increased costs will require New Spire to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Spire, its business, or its market, or if they change their recommendations regarding New Spire’s securities adversely, the price and trading volume of New Spire’s securities could decline.

The trading market for New Spire’s securities may be influenced by the research and reports that industry or securities analysts may publish about New Spire, its business, market, or competitors. Securities and industry analysts do not currently, and may never, publish research on New Spire. If no securities or industry analysts commence coverage of New Spire, New Spire’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Spire adversely change their recommendation regarding New Spire Class A Common Stock or provide more favorable relative recommendations about New Spire’s competitors, the price of New Spire Class A Common Stock would likely decline. If any analyst who may cover New Spire were to cease coverage of New Spire or fail to regularly publish reports on it, New Spire could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.

Subsequent to the Closing, New Spire may be required to take write-downs or write-offs, restructuring, impairment, or other charges that could have a significant negative effect on New Spire’s business, financial condition, results of operations, and the price of New Spire Common Stock, which could cause you to lose some or all of your investment.

Although NavSight has conducted due diligence on Spire, NavSight cannot assure you that this diligence will surface all material issues that may be present with Spire’s business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Spire’s and outside of NavSight’s control will not later arise. As a result of these factors, New Spire may be forced to later write-down or write-off assets (including the equity it owns in the Surviving Corporation), restructure its operations, or incur impairment or other charges that could result in New Spire reporting losses. Even if NavSight’s due diligence successfully identified certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with NavSight’s preliminary risk analysis. Even though these charges may be non-cash items and therefore not have an immediate impact on New Spire’s liquidity, the fact that New Spire reports charges of this nature could contribute to negative market perceptions about New Spire or its securities. In addition, charges of this nature may cause New Spire to be unable to obtain future financing on favorable terms or at all. Accordingly, any stockholders or NavSight Warrant holders who choose to remain a stockholder or NavSight Warrant holder following the initial business combination could suffer a reduction in the value of their securities. Such security holders are unlikely to have a remedy for such reduction in value.

New Spire’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Closing could have a material adverse effect on its business.

Spire is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the Closing, New Spire will be required to provide management’s attestation on internal controls. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Spire as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If New Spire is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

New Spire will qualify as an “emerging growth company” and a “smaller reporting company” within the meaning of the Securities Act, and if it takes advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make New Spire’s securities less attractive to investors and may make it more difficult to compare New Spire’s performance with other public companies.

New Spire will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, New Spire will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and  say-on-golden parachute voting requirements, and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. As a result, the stockholders may not have access to certain information they may deem important. New Spire will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of New

Spire Common Stock that are held by non-affiliates exceeds $700,000,000 as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1.0 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Units in the IPO. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as New Spire is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. NavSight has elected not to opt out of such extended transition period and, therefore, New Spire may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find New Spire Class A Common Stock less attractive because New Spire will rely on these exemptions, which may result in a less active trading market for the New Spire Class A Common Stock and its price may be more volatile.

Additionally, New Spire will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of the Securities Act. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. New Spire will remain a smaller reporting company until the last day of the fiscal year in which the market value of the New Spire Class A Common Stock held by non-affiliates is equal to or exceeds $250,000,000 as of the end of that fiscal year’s second fiscal quarter, or, if the market value of the New Spire Class A Common Stock held by non-affiliates is less than $700,000,000 as of the end of that fiscal year’s second fiscal quarter, New Spire will remain a smaller reporting company until its annual revenue is equal to or exceeds $100,000,000 during such completed fiscal year. To the extent New Spire takes advantage of such reduced disclosure obligations, it may also make comparison of New Spire’s financial statements with other public companies difficult or impossible.

The unaudited pro forma financial information included herein may not be indicative of what New Spire’s actual financial position or results of operations would have been.

The unaudited pro forma financial information included herein is presented for illustrative purposes only and is not necessarily indicative of what New Spire’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated.

SPECIAL MEETING OF NAVSIGHT

General

NavSight is furnishing this proxy statement/prospectus/information statement to our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting of NavSight to be held on                     , 2021, and at any adjournment thereof. This proxy statement/prospectus/information statement is first being furnished to our stockholders on or about                     , 2021 in connection with the vote on the Proposals described in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement provides our stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held on                     , 2021, at                     ,                     , virtually via live webcast at                     , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

Purpose of the NavSight Special Meeting

At the special meeting, NavSight is asking holders of shares to:

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consider and vote upon a proposal to approve the Business Combination Agreement attached to this proxy statement/prospectus/information statement as Annex A, pursuant to which, among other things, (i) Merger Sub will merge with and into Spire, with Spire surviving the merger as a wholly owned subsidiary of NavSight, and (ii) NavSight will change its name to Spire Global, Inc., in each case in accordance with the terms and subject to the conditions of the Business Combination Agreement, as more fully described elsewhere in this proxy statement/prospectus/information statement (the “BCA Proposal”);

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consider and vote upon the following four separate proposals (collectively, the “Organizational Documents Proposals”) to approve, assuming the BCA Proposal is approved and adopted, the following material differences between the Organizational Documents and the Proposed Organizational Documents:

•	to authorize an increase in the authorized shares of NavSight Common Stock and NavSight Preferred Stock (this proposal is referred to herein as (“Organizational Documents Proposal A”);

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to authorize certain changes to NavSight’s dual class structure, including providing that the New Spire Class B Common Stock will have nine votes per share on each matter properly submitted to stockholders entitled to vote (“Organizational Documents Proposal B”);

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to provide that the New Spire Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term (“Organizational Documents Proposal C”); and

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to authorize all other changes in connection with the replacement the Organizational Documents with the Proposed Certificate of Incorporation and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C, respectively), including (i) changing New Spire’s name to “Spire Global, Inc.,” (ii) eliminating the waiver of corporate opportunity doctrine under the DGCL, and (iii) adopting Delaware as the exclusive forum for certain stockholder litigation, all of which the NavSight Board believes is necessary to adequately address the needs of Spire after the Business Combination (“Organizational Documents Proposal D”);

•	consider and vote upon a proposal to approve to elect five directors of New Spire (the “Director Election Proposal”);

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consider and vote upon a proposal to approve for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of more than 20% of the issued and outstanding shares of New Spire Common Stock pursuant to the transactions contemplated by the Business Combination Agreement, including the issuance of New Spire Class A Common Stock in the Merger (including the Earnout), the issuance of shares of New Spire Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment, and the sale and issuance of shares of New Spire Class B Common Stock to the Founders (the “Stock Issuance Proposal”);

•	consider and vote upon a proposal to approve the 2021 Plan (the “Equity Incentive Plan Proposal”);

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consider and vote upon a proposal to approve the ESPP (the “ESPP Proposal,” and collectively with the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, and the Equity Incentive Plan Proposal, the “Condition Precedent Proposals”); and

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consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of one or more Proposals at the special meeting (we refer to this as the “Adjournment Proposal”).

Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus/information statement.

Recommendation of the NavSight Board of Directors

The NavSight Board believes that the BCA Proposal and the other Proposals to be presented at the special meeting are in the best interest of NavSight’s stockholders and unanimously recommends that its stockholders vote “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

Record Date; Who is Entitled to Vote

NavSight stockholders will be entitled to vote or direct votes to be cast at the special meeting if they owned shares at the close of business on                     , 2021, which is the “record date” for the special meeting. Stockholders will have one vote for each share owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. The Public Warrants do not have voting rights. As of the close of business on the record date, there were 28,750,000 shares issued and outstanding, of which 23,000,000 were issued and outstanding Public Shares.

The Initial Stockholders have agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of NavSight Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight, in favor of the Proposals, including approval of Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, regardless of how the Public Stockholders vote. The shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price.

Quorum

A quorum of NavSight stockholders is necessary to hold a valid meeting. A quorum will be present at the special meeting if the holders of a majority of the issued and outstanding shares entitled to vote at the special meeting are represented virtually or by proxy. As of the record date for the special meeting, 14,375,001 shares would be required to achieve a quorum.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to NavSight but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters, but they will not be treated as shares voted on the matter. Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. We believe all the Proposals presented to the stockholders will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction.

Vote Required for Approval

The approval of the BCA Proposal, the Organizational Documents Proposals, the Stock Issuance Proposal, the Equity Incentive Plan Proposal and the ESPP Proposal will require the affirmative vote by the holders of a majority of the outstanding shares of NavSight Common Stock.

The approval of the Adjournment Proposal if presented will require the affirmative vote of a majority of the votes cast by holders of NavSight Common Stock present and entitled to vote at the meeting. Abstentions and Broker Non-Votes will have the same effect as votes “AGAINST” the BCA Proposal, and will have no effect on the Adjournment Proposal.

Voting Your Shares

Each NavSight share that you own in your name entitles you to one vote. Your proxy card shows the number of shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are two ways to vote your shares at the special meeting:

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You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the NavSight Board “FOR” the BCA Proposal, “FOR” each of the separate Organizational Documents Proposals, “FOR” the Director Election Proposal, “FOR” the Stock Issuance Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal and “FOR” the Adjournment Proposal, in each case, if presented to the special meeting. Votes received after a matter has been voted upon at the special meeting will not be counted.

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You can attend the special meeting and vote virtually. You will receive a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a valid legal proxy from the broker, bank or other nominee. That is the only way NavSight can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a NavSight stockholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify NavSight’s Secretary in writing before the special meeting that you have revoked your proxy; or

•	you may attend the special meeting virtually, revoke your proxy, and vote online, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your shares, you may call D.F. King, NavSight’s proxy solicitor, by calling (800) 207-3158 or banks and brokers can call collect at (212) 269-5550, or by emailing NSH@dfking.com.

Redemption Rights

Pursuant to the Organizational Documents, a Public Stockholder may request of NavSight that New Spire redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

•

(a) hold Public Shares, or (b) if you hold Public Shares through Units, you elect to separate your Units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares;

•	submit a written request to AST that New Spire redeem all or a portion of your Public Shares for cash; and

•	deliver your Public Shares to AST physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to                     , on                     , 2021 (two business days before the special meeting) in order for their shares to be redeemed.

To the extent holders of Units have not already done so, they must elect to separate the Units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying public shares and public warrants, or if a holder holds Units registered in its own name, the holder must contact AST directly and instruct them to do so. Public Stockholders may elect to redeem all or a portion of the Public Shares held by them, regardless of if or how they vote in respect of the BCA Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Stockholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its shares to AST, New Spire will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to NavSight to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses). For illustrative purposes, as of March 31, 2021, this would have amounted to approximately $10.00 per issued and outstanding Public Share. If a Public Stockholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC (deposit withdrawal at custodian) system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the proposed business combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the time the vote is taken with respect to the BCA Proposal at the special meeting. If you deliver your shares for redemption to AST and later decide prior to the special meeting not to elect redemption, you may request that AST return the shares (physically or electronically) to you. You may make such request by contacting AST at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by AST prior to the vote taken on the BCA Proposal at the special meeting. No request for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to AST at least two business days prior to the vote at the special meeting.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13 (d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The Initial Stockholders have agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of NavSight Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight, in favor of the Proposals, including approval of Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, regardless of how the Public Stockholders vote. The shares held by the Sponsor will be excluded from the pro rata calculation used to determine the per-share redemption price.

Additionally, certain stockholders of Spire entered into one or more Voting and Support Agreements, a copy of the form of which is attached to this proxy statement/prospectus/information statement as Annex G, pursuant to which such stockholders agreed to vote all of their respective shares of Spire Capital Stock in favor of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, representing in the aggregate, approximately 33% of the outstanding shares of Spire Capital Stock, on an as-converted to Spire Common Stock basis, and approximately 22% of the outstanding shares of Spire Preferred Stock, on an as-converted to Spire Common Stock basis, as of March 31, 2021.

Holders of the Public Warrants will not have redemption rights with respect to the warrants.

The closing price of NavSight Class A Common Stock on                     , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement, was $                     per share. As of the date of this proxy statement/prospectus/information statement, funds in the Trust Account totaled $                     and were comprised entirely of U.S. government treasury obligations with a maturity of 185 days or less or of money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations, or approximately $10.00 per issued and outstanding Public Share.

Prior to exercising redemption rights, Public Stockholders should verify the market price of the Public Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. NavSight cannot assure its stockholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

Appraisal Rights

Holders of NavSight Capital Stock and NavSight Warrants do not have appraisal rights in connection with the Business Combination. Holders of shares of Spire Capital Stock who (i) do not consent to the adoption of the Business Combination Agreement, (ii) follow the procedures set forth in Section 262 of the DGCL (including making a written demand of appraisal to Spire within 20 days after the date of mailing of the notice of appraisal rights) and (iii) have not otherwise waived the appraisal rights, will be entitled, under Section 262 of the DGCL, to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid on the amount determined to be “fair value.” The “fair value” of their shares as so determined could be more than, the same as or less than the consideration payable pursuant to the Business Combination Agreement. Failure to follow the procedures specified under Section 262 of the DGCL may result in the loss of appraisal rights. See “Appraisal Rights of Spire Stockholders” attached to this proxy statement/prospectus/information statement as Annex K and Section 262 of the DGCL attached to this proxy statement/prospectus/information statement as Annex J.

Proxy Solicitation Costs

NavSight is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. NavSight and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. NavSight will bear the cost of the solicitation.

NavSight has hired D.F. King to assist in the proxy solicitation process. NavSight will pay that firm a fee of $25,000 plus disbursements. Such fee will be paid with non-trust account funds.

NavSight will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. NavSight will reimburse them for their reasonable expenses.

NavSight Initial Stockholders

As of the date of this proxy statement/prospectus/information statement, there are 28,750,000 shares issued and outstanding, which include the 5,750,000 shares of NavSight Class B Common Stock held by the Initial Stockholders and 23,000,000 Public Shares. As of the date of this proxy statement/prospectus/information statement, there is outstanding an aggregate of 18,100,000 warrants, which includes the 6,600,000 Private Placement Warrants held by the Sponsor and the 11,500,000 Public Warrants.

At any time at or prior to the Business Combination, subject to applicable securities laws (including with respect to material nonpublic information), the Sponsor, the existing stockholders of Spire or our or their respective directors, officers, advisors or respective affiliates may (i) purchase Public Shares from institutional and other investors who vote, or indicate an intention to vote, against any of the Condition Precedent Proposals, or elect to redeem, or indicate an intention to redeem, Public Shares, (ii) execute agreements to purchase such shares from such investors in the future, or (iii) enter into transactions with such investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Condition Precedent Proposals or not redeem their public shares. Such a purchase may include a contractual acknowledgement that such stockholder, although still the record holder of NavSight’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor, the existing stockholders of Spire or our or their respective directors, officers, advisors or respective affiliates purchase shares in privately negotiated transactions from Public Stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of such share purchases and other transactions would be to increase the likelihood of (i) satisfaction of the requirement that holders of a majority of the shares, represented virtually or by proxy and entitled to vote at the special meeting, vote in favor of the BCA Proposal, the Organizational Documents Proposals, the Director Election Proposal, the Stock Issuance Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, (ii) satisfaction of the requirement that holders of at least two-thirds of the shares, represented virtually or by proxy and entitled to vote at the special meeting, vote in favor of the Organizational Documents Proposals, (iii) satisfaction of the Minimum Cash Condition, (iv) otherwise limiting the number of Public Shares electing to redeem and (v) New Spire’s net tangible assets (as determined in accordance with Rule 3a51(g)(1) of the Exchange Act) being at least $5,000,001.

Entering into any such arrangements may have a depressive effect on the shares (e.g., by giving an investor or holder the ability to effectively purchase shares at a price lower than market, such investor or holder may therefore become more likely to sell the shares he or she owns, either at or prior to the Business Combination).

If such transactions are effected, the consequence could be to cause the Business Combination to be consummated in circumstances where such consummation could not otherwise occur. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the Proposals to be presented at the special meeting and would likely increase the chances that such Proposals would be approved. We will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals to be put to the special meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

BCA PROPOSAL

NavSight is asking its stockholders to approve the Business Combination Agreement. NavSight stockholders should read carefully this proxy statement/prospectus/information statement in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement. For additional information and a summary of certain terms of the Business Combination Agreement, see the section titled “The Business Combination Agreement” below. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because NavSight is holding a stockholder vote on the Merger, NavSight may consummate the Merger only if it is approved by the affirmative vote of the holders of a majority of shares that are voted at the special meeting.

The Business Combination Agreement

This section of the proxy statement/prospectus/information statement describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/information statement. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement of Spire and NavSight are also modified in part by the respective underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus/information statement. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus/information statement as characterizations of the actual state of facts about NavSight, Spire or any other matter.

Structure of the Business Combination

On February 28, 2021, NavSight entered into the Business Combination Agreement with Merger Sub, Spire, and the Founders, pursuant to which, among other things, (i) Merger Sub will merge with and into Spire, the separate corporate existence of Merger Sub will cease, and Spire will continue as the surviving corporation in the Merger and a wholly owned subsidiary of NavSight and (ii) NavSight will change its name to “Spire Global, Inc.” The Business Combination is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective at the Effective Time.

Closing Consideration

At the Effective Time, among other things, each outstanding share of Spire Capital Stock as of immediately prior to the Effective Time will be converted into the right to receive the number of shares of New Spire Class A Common Stock based on the pro rata portion applicable to such share of Spire Capital Stock, of an aggregate purchase price of approximately $1.1 billion, or 110,500,000 shares of New Spire Class A Common Stock.

Conversion of Securities

At the Effective Time, by virtue of the Business Combination and without further action on the part of NavSight, Merger Sub, Spire or the holder of any of Spire’s securities:

•

each share of outstanding Spire Capital Stock, including shares of Spire Capital Stock issued pursuant to the conversion of Spire Notes immediately prior to Closing, will be cancelled and converted into (i) the right to receive at Closing a number of shares of New Spire Class A Common Stock equal to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement and (ii) the contingent earnout right to receive a number of shares of New Spire Class A Common Stock equal to the Per Share Earnout Consideration, payable in four equal tranches if the trading price of New Spire Class A Common Stock is greater than or equal to $13.00, $16.00, $19.00, or $22.00 for any 20 trading days within any 30 consecutive trading day period on or prior to the date that is five years following the date of the Business Combination Agreement, as adjusted based on the formula set forth in the Business Combination Agreement with respect to the portion of earnout value allocated to holders of Spire Options assumed by NavSight;

•

all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to the Option Exchange Ratio calculated in accordance with the Business Combination Agreement;

•

all Spire Warrants outstanding as of immediately prior to the Closing Date will either be cancelled and “net” exercised in exchange for shares of New Spire Class A Common Stock or assumed by New Spire and converted into warrants that are exercisable for a number of shares of Class A Common Stock determined by reference to the Per Share Closing Consideration calculated in accordance with the Business Combination Agreement; and

•

the Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances.

Based on the aggregate number of shares of Spire Capital Stock and shares issuable pursuant to the exercise of vested Spire Options, Spire Warrants and conversion of Spire Notes outstanding as of March 31, 2021 (assuming, in the case of the Spire Notes, that the Closing occurs on August 1, 2021), the Per Share Closing Consideration would be 1.726 and the Option Exchange Ratio would be 1.850, on the terms and subject to the conditions set forth in the Business Combination Agreement. The estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration.

The “Per Share Closing Consideration” is defined in the Business Combination Agreement as a quotient that is calculated on the basis of:

(i) the “Closing Share Consideration,” which means an amount equal to 110,500,000 shares of New Spire Class A Common Stock;

divided by

(ii) the fully diluted number of shares of Spire Common Stock and Spire Preferred Stock as of immediately prior to the Effective Time (including Spire Options to the extent vested), Spire Warrants, and Spire Notes but excluding Spire Notes repaid in connection with the Closing or shares of Spire Capital Stock (or other securities issuable or convertible into Spire Capital Stock) issued in connection with a pre-Closing financing, including the FP Stock Grant and the FP Conversion Shares, calculated on an as-converted to Spire Common Stock basis.

An additional 24,500,000 shares of New Spire Class A Common Stock will be purchased (at a price of $10.00 per share) at the Closing by the PIPE Investors for a total aggregate purchase price of $245,000,000. The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

Earnout

An additional number of shares of New Spire Class A Common Stock may be issuable to holders of Spire Capital Stock outstanding as of immediately prior to the Effective Time, pro rata based on the number of shares of Spire Capital Stock held by each such holder as of immediately prior to the Effective Time, as follows: (i) a number of shares of New Spire Class A Common Stock equal to the Level 1 Earnout Consideration (as defined below) will be issuable upon such time as the volume weighted average price of New Spire Class A Common Stock is, at any time during the Earnout Period (as defined below), greater than or equal to $13.00 over any twenty trading days within any thirty trading day period (a “Level 1 Milestone”), (ii) a number of shares of New Spire Class A Common Stock equal to the Level 2 Earnout Consideration (as defined below) will be issuable upon such time as the volume weighted average price of New Spire Class A Common Stock is, at any time during the Earnout Period, greater than or equal to $16.00 over any twenty trading days within any thirty trading day period (a “Level 2 Milestone”), (iii) a number of shares of New Spire Class A Common Stock equal to the Level 3 Earnout Consideration (as defined below) will be issuable upon such time as the volume weighted average price of New Spire Class A Common Stock is, at any time during the Earnout Period, greater than or equal to $19.00 over any twenty trading days within any thirty trading day period (a “Level 3 Milestone”), and (iv) a number of shares of New Spire Class A Common Stock equal to the Level 4 Earnout Consideration (as defined below) will be issuable upon such time as the volume weighted average price of New Spire Class A Common Stock is, at any time during the Earnout Period, greater than or equal to $22.00 over any twenty trading days within any thirty trading day period (a “Level 4 Milestone”) (the “Earnout”). In the event of a post-Closing change of control transaction involving New Spire, any amount of the Earnout not previously issued will be issued and will be entitled to participate in the change of control transaction. The pro rata portion of the Earnout applicable to each share of Spire Capital Stock, as applicable, will consist of shares of New Spire Class A Common Stock constituting the Earnout, if and when issued, divided by the fully diluted number of shares of Spire Capital Stock as of immediately prior to the Effective Time (including shares including Spire Options (to the extent vested), Spire Warrants and Spire Notes but excluding Spire Notes repaid in connection with the closing or shares of Spire Capital Stock (or other securities issuable or convertible into Spire Capital Stock) issued in connection with a pre-Closing financing, including the FP Stock Grant and the FP Conversion Shares), calculated on an as-converted to Spire Common Stock basis.

For purposes hereof,

•	“Earnout Period” means a period of five years from the date of the Business Combination Agreement.

•

“Earnout Shares Allocation Ratio” is defined as the quotient of (i) the sum of (a) the fully diluted number of shares of Spire Capital Stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of Spire Warrants and Spire Notes, excluding Spire Notes repaid in connection with the Closing or shares of Spire Capital Stock (or other securities issuable or convertible into Spire Capital Stock) issued in connection with a pre-Closing financing, including the FP Stock Grant and the FP Conversion Shares, and excluding shares issuable upon the exercise of Spire Options), calculated on an as-converted to Spire Common Stock basis, plus (b) the product of (x) the number of shares of Spire Capital Stock issuable upon the exercise of Spire Options outstanding as of immediately prior to the Effective Time, multiplied by (y) one (1) minus a discount factor determined by Spire in good faith prior to Closing (the “Earnout Discount Factor”), divided by (ii) the fully diluted number of shares of Spire Capital Stock as of immediately prior to the Effective Time (including shares issuable upon, or subject to the exercise of Spire Warrants and Spire Notes, excluding Spire Notes repaid in connection with the Closing or shares of Spire Capital Stock (or other securities issuable or convertible into Spire Capital Stock) issued in connection with a pre-Closing financing, including the FP Stock Grant and the FP Conversion Shares, and excluding shares issuable upon the exercise of Spire Options), calculated on an as-converted to Spire Common Stock basis.

•

“Level 1 Earnout Consideration” means a number of shares of New Spire Class A Common Stock equal to the product of (i) 2,000,000 shares of (as adjusted for stock splits and similar changes or transactions with respect to the New Spire Class A Common Stock) multiplied by (ii) the Earnout Shares Allocation Ratio.

•

“Level 2 Earnout Consideration” means a number of shares of New Spire Class A Common Stock equal to the product of (i) 2,000,000 shares of (as adjusted for stock splits and similar changes or transactions with respect to the New Spire Class A Common Stock) multiplied by (ii) the Earnout Shares Allocation Ratio.

•

“Level 3 Earnout Consideration” means a number of shares of New Spire Class A Common Stock equal to the product of (i) 2,000,000 shares of (as adjusted for stock splits and similar changes or transactions with respect to the New Spire Class A Common Stock) multiplied by (ii) the Earnout Shares Allocation Ratio.

•

“Level 4 Earnout Consideration” means a number of shares of New Spire Class A Common Stock equal to the product of (i) 2,000,000 shares of (as adjusted for stock splits and similar changes or transactions with respect to the New Spire Class A Common Stock) multiplied by (ii) the Earnout Shares Allocation Ratio.

•

“Per Share Earnout Consideration” means a number of shares of New Spire Class A Common Stock equal to the quotient of (i)(a) the Level 1 Earnout Consideration, plus (b) the Level 2 Earnout Consideration, plus (c) the Level 3 Earnout Consideration, plus (d) the Level 4 Earnout Consideration, divided by (ii) the Earnout Shares Allocation Number.

Treatment of Spire Options

At the Effective Time, among other things, all options to purchase shares of Spire Common Stock outstanding as of immediately prior to the Effective Time will be assumed by NavSight and converted into options to purchase shares of New Spire Class A Common Stock.

Subject to the terms of the Business Combination Agreement, each Assumed Option will relate to the number of whole shares of New Spire Class A Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Spire Common Stock subject to the applicable Spire Option immediately prior to the Effective Time multiplied by (ii) the Option Exchange Ratio. The exercise price for each Assumed Option will equal (i) the exercise price of the applicable Spire Option immediately prior to the Effective Time divided by (ii) the Option Exchange Ratio.

For purposes hereof, “Option Exchange Ratio” means the sum of (i) the Per Share Closing Consideration plus (ii) the product of (a) the quotient obtained by dividing (x) 8,000,000 by (y) the fully diluted number of shares of Spire Capital Stock as of immediately prior to the Effective Time (including Spire Options to the extent vested), Spire Warrants, and Spire Notes, but excluding Spire Notes repaid in connection with the Closing or shares of Spire Capital Stock (or other securities issuable or convertible into Spire Capital Stock) issued in connection with a pre-Closing financing, including the FP Stock Grant and the FP Conversion Shares, calculated on an as-converted to Spire Common Stock basis, multiplied by (b) the Earnout Discount Factor.

Prior to the Closing, Spire shall take all necessary actions to effect the treatment of the Spire Options contemplated by the Business Combination Agreement pursuant to the 2012 Plan and the applicable award agreements pursuant thereto, and terminate the 2012 Plan and the shares of Spire Common Stock reserved for issuance thereunder as of the Effective Time and to ensure no new awards are granted thereunder from and following the Effective Time.

Treatment of Spire Warrants

Immediately prior to the Effective Time, Spire anticipates that all outstanding Spire Warrants shall either have been (i) “net” exercised in exchange for shares of Spire Capital Stock and cancelled, extinguished and retired per the terms thereof or (ii) assumed by New Spire and converted into warrants to purchase shares of New Spire Class A Common Stock on terms reasonably satisfactory to NavSight and Spire.

High Vote Purchase

Immediately prior to the Effective Time, all outstanding shares of NavSight Class B Common Stock will be reclassified into NavSight Class A Common Stock entitled to one vote per share, and all NavSight Class B Common Stock shall be to nine votes per share. At the Closing, it is anticipated that the Founders will purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at the Closing in consideration of the shares of Spire Capital Stock held by such Founders, at a price in cash of $0.0001 per share of New Spire Class B Common Stock.

Closing

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the Closing will take place as promptly as practicable (and in any event no later than 10:00a.m. Eastern Time on the third business day) following the satisfaction or waiver of the conditions set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by Spire and NavSight. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Representations and Warranties

The Business Combination Agreement contains representations and warranties of NavSight, Merger Sub and Spire, certain of which are subject to materiality and material adverse effect (as defined below) qualifiers and may be further modified and limited by the disclosure letters. For additional information, see the section titled “The Business Combination Agreement—Material Adverse Effect” below. The representations and warranties of NavSight are also qualified by information included in NavSight’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Spire

Spire has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and approvals, capitalization of Spire and its subsidiaries, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, Spire benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits, equipment and other tangible personal property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, sanctions and international trade compliance, related party transactions, customers and suppliers, accounts receivable, satellites, government contracts, communication license matters, no outside reliance and no additional representations or warranties.

Representations and Warranties of NavSight and Merger Sub

NavSight and Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, governmental authorities and consents, financial ability and trust account, brokers’ fees, SEC filings, internal controls, financial statements, undisclosed liabilities, business activities, employees, taxes, capitalization of NavSight and Merger Sub, NYSE stock market listing, compliance with laws, material contracts and no defaults, related party transactions, Investment Company Act, foreign person status, the PIPE Investment, no outside reliance and no additional representations or warranties.

Survival of Representations and Warranties

The representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Spire are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a “Material Adverse Effect” means, with respect to Spire and its subsidiaries, a material adverse effect on the business, assets, results of operations or financial condition of Spire and its subsidiaries, taken as a whole. However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Spire Material Adverse Effect:”

•	any change in applicable laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement;

•	any change in interest rates or economic, political, business or financial market conditions generally;

•

the announcement, execution or the performance of the Business Combination Agreement, or the pendency or consummation of the Merger, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees;

•	the compliance with the terms of or the taking of any action required by the Business Combination Agreement or at the express written request of NavSight;

•	any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster, act of God or other force majeure event;

•

any national or international political or social conditions in countries in which, or in the proximate geographic region of which, Spire or its subsidiaries operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel;

•

any failure of Spire and its subsidiaries, taken as a whole, to meet any projections, forecasts or budgets; provided, that any such failure shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Spire Material Adverse Effect (to the extent such change or effect is not otherwise excluded from the definition of Spire Material Adverse Effect);

•	any changes to the industries in which Spire or any of its subsidiaries operate, including the coming of new entrants or rising competitive pressures; or

•

any global or national health emergency or epidemic, including COVID-19 or certain “quarantine,” “shelter in place,” “stay at home,” social distancing, workforce reduction, closure or other directives, guidelines, or recommendations by a governmental authority related to COVID-19.

Any change referred to the first, second, fifth, sixth and eighth bullets above may be taken into account in determining if a Spire Material Adverse Effect has occurred to the extent (but only to the extent) that such change has a disproportionate impact on Spire and its subsidiaries, taken as a whole, as compared to other industry participants.

Covenants and Agreements

Spire has made covenants relating to, among other things, conduct of business, inspection, no claim against the trust account, preparation and delivery of certain audited financial statements, no NavSight securities transactions, the Spire Notes and Spire Warrants, and additional signatories to the Investor Rights Agreement.

NavSight has made covenants relating to, among other things, conduct of NavSight, certain transaction agreements, inspection, NYSE listing, public filings, Section 16 Exchange Act matters, trust account proceeds, post-Closing directors and officers of New Spire, and indemnification and insurance.

NavSight and Spire have also made covenants relating to, among other things, incentive equity and employee stock purchase plan, support of transaction, this proxy statement/prospectus/information statement, NavSight special meeting and requisite Spire approval, no solicitation, taxes, confidentiality and publicity, antitrust matters, other regulatory approvals, transaction litigation, and post-closing cooperation.

Conduct of Business by Spire

Spire has agreed that from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Business Combination Agreement or as required by applicable law, as set forth in the Spire disclosure schedules or as consented to by NavSight in writing (which consent will not be unreasonably conditioned, withheld, or delayed), use commercially reasonable efforts to operate the business of Spire in the ordinary course of business (subject to safety measures and disruptions related to the COVID-19 pandemic).

During the Interim Period, Spire has also agreed not to, and to cause its subsidiaries not to, except in connection with obtaining certain permitted debt financing that Spire intends to consummate prior to the Closing, as consented to by NavSight in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), as set forth in the Spire disclosure schedules or as contemplated by the Business Combination Agreement or as required by applicable law:

•	amend its organizational documents (other than any amendments effected solely to change the name of Spire);

•

make, declare, set aside, establish a record date for, or pay, any dividend or distribution, other than any dividends or distributions from any wholly owned subsidiary to Spire or any other wholly owned subsidiary of Spire;

•

(i) issue, deliver, sell, transfer, pledge, dispose of, or place any lien (other than permitted liens) on, any of its equity securities other than the issuance of shares of Spire Capital Stock upon the exercise of any Spire Options, Spire Warrants, or Spire Notes or conversion of Spire Preferred Stock or (ii) issue or grant any Spire Options, Spire Warrants, or other rights to purchase or obtain any of its equity securities;

•

sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any non-permitted lien, or otherwise dispose of, any material assets, rights or properties of Spire or its subsidiaries, taken as a whole, other than (i) sales or licenses of goods, technology, intellectual property, data, or services to customers or other third-party partners, resellers, collaborators, or, (ii) the sale or other disposition of assets, technology, or equipment deemed by Spire to be obsolete or no longer material to the businesses of Spire and its subsidiaries, in each such case, (a) in the ordinary course of business or (b) pursuant to Spire’s reasonable business judgement;

•

(i) cancel or compromise any claim or indebtedness owed to Spire or any of its subsidiaries other than with respect to the cancellation or repayment of any indebtedness under any Spire Notes or (ii) settle any pending or threatened Action (a) if such settlement would require payment by Spire or its subsidiaries in an amount greater than $250,000, (b) to the extent such settlement includes an agreement to accept or concede injunctive relief, or (b) to the extent such settlement involves a governmental authority or alleged criminal wrongdoing;

•

directly or indirectly acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial portion of the equity securities in, or by any other manner, any line of business or any person or division thereof, other than in the ordinary course of business;

•

make any loans or advance any money or other property to any person, except for (i) advances to employees or officers of Spire or any of its subsidiaries for expenses not to exceed $25,000 individually or $250,000 in the aggregate, (ii) prepayments and deposits paid to suppliers of Spire or any of its subsidiaries in the ordinary course of business, and (iii) trade credit extended to customers of Spire or any of its subsidiaries in the ordinary course of business;

•	redeem, purchase, or otherwise acquire, any of its equity securities or any securities or obligations convertible into or exchangeable for any of its equity securities;

•	adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its equity securities;

•

make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of Spire or any of its subsidiaries, other than as may be required by applicable law, GAAP or regulatory guidelines;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

make or change any material income tax election, adopt or change any material accounting method with respect to Taxes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax, surrender any right to claim a material refund of taxes or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•

incur any indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person (other than a subsidiary of Spire) for indebtedness (other than indebtedness under existing credit or lending facilities or notes in existence on the date of the Business Combination Agreement), in each case, in excess of $2,000,000;

•	enter into any new line of business;

•

voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to Spire or any of its subsidiaries, any insurance policy maintained with respect Spire and its subsidiaries and their assets and properties; or

•	enter into any contract or commitment to take any of the above actions prohibited under the Business Combination Agreement.

Conduct of Business of NavSight

During the Interim Period, except as consented to by Spire in writing (which consent will not be unreasonably conditioned, withheld, or delayed), NavSight has agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Business Combination Agreement:

•	change, modify or amend the trust agreement, or the organization documents of NavSight or Merger Sub;

•	create or form any subsidiary;

•

(i) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, NavSight or Merger Sub; (ii) split, combine or reclassify any capital stock of, or other equity interests in, NavSight or Merger Sub; or (iii) other than in connection with the a redemption of shares of NavSight Common Stock required to be made in connection with the Business Combination, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, NavSight or Merger Sub;

•

make, change or revoke any material income tax election, adopt or change any material accounting method with respect to taxes, file any amended material tax return, settle or compromise any material tax liability, enter into any material closing agreement with respect to any tax, surrender any right to claim a material refund of taxes or consent to any extension or waiver of the limitations period applicable to any material tax claim or assessment;

•

enter into, renew or amend in any material respect, any transaction or contract with any affiliate of NavSight (including (i) the Sponsors or anyone related by blood, marriage or adoption to any Sponsor or an affiliate of NavSight and (ii) any person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•	waive, release, compromise, settle or satisfy any pending or threatened material claim or action or compromise or settle any material liability;

•	adopt or amend any NavSight benefit plan, or enter into any employment contract or collective bargaining agreement or hire any person as an employee of NavSight or Merger Sub;

•

directly or indirectly acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial portion of the equity securities in, or by any other manner, any line of business or any person or division thereof;

•

make any loans or advance any money or other property to any person except for advances to officers of NavSight or Merger Sub for expenses not to exceed $10,000 individually or $100,000 in the aggregate;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness of any person;

•

make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of NavSight or Merger Sub, other than as may be required by applicable law, GAAP or regulatory guidelines;

•

(i) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, NavSight or Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than issuance of NavSight Common Stock in connection with the PIPE Investment and/or the exercise of any NavSight Warrants outstanding on the date of the Business Combination Agreement or (ii) amend, modify or waive any of the terms or rights set forth in, any NavSight Warrant or the Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

•	enter into any agreement to do any of the above actions prohibited under the Business Combination Agreement.

Covenants of NavSight

Pursuant to the Business Combination Agreement, NavSight has agreed, among other things, to:

•

during the Interim Period, comply with and continue performing under, and cause Merger Sub to comply with and continue performing under, as applicable, the organizational documents of NavSight and Merger Sub, the trust agreement, and all other agreements or contracts to which it is a party;

•

unless otherwise approved in writing by Spire, not permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacement of, any Voting and Non-Redemption Agreement, the Investor Rights Agreement, or the Waiver Agreement, take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to NavSight in each Voting and Non-Redemption Agreement, the Investor Rights Agreement, and the Waiver Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement;

•

subject to confidentiality obligations that may be applicable to information furnished to NavSight or Merger Sub or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege or other privilege from disclosure, and to the extent permitted by applicable law, afford Spire and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees as reasonably requested solely for purposes of consummating the Merger;

•

during the Interim Period, use commercially reasonable efforts to (i) cause NavSight’s initial listing application with the NYSE in connection with the transactions contemplated by the Business Combination Agreement to be approved, (ii) cause the shares of New Spire Class A Common Stock issuable in accordance with the Business Combination Agreement to be approved for listing on the NYSE, subject to official notice of issuance thereof, and (iii) satisfy any of NavSight’s applicable initial and continuing listing requirements of the NYSE, in each case as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the Effective Time;

•	keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities laws;

•

during the Interim Period, pursuant to the approval of the board of directors of NavSight or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act), adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of NavSight Common Stock pursuant to the Merger, by any person owning securities of Spire who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of NavSight following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder;

•

take certain actions so that the Trust Amount (as defined below) will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the trust agreement;

•

use reasonable best efforts to ensure that immediately following the Effective Time, (i) the New Spire Board shall consist of up to seven directors, as least two of whom shall be “independent” directors for the purposes of NYSE rules, (ii) the compensation committee, the audit committee and the nominating committee of the New Spire Board immediately after the Effective Time, subject to applicable listing rules of NYSE and applicable laws, shall be comprised of Peter Platzer, Theresa Condor, Jack Pearlstein, Stephen Messer, and William Porteous, and (iii) the initial officers of New Spire shall consist of Peter Platzer (Chief Executive Officer and President), Thomas Krywe (Chief Financial Officer), John Lusk (Vice President and General Manager, Global Data Services), Keith Johnson (Vice President and General Manager, Federal), Theresa Condor (Executive Vice President, General Manager of Orbital Services and Earth Intelligence), and Ananda Martin (General Counsel and Corporate Secretary), who shall serve in such capacity in accordance with the terms of the Proposed Organizational Documents following the Effective Time. For additional information, see the section titled “Management of New Spire Following the Business Combination” below;

•

maintain, and cause its subsidiaries to maintain for a period of not less than six years from the Effective Time provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of Spire immediately prior to the Effective Time, and not amend, repeal or otherwise modify such provisions to adversely affect the rights of those persons thereunder except as required by law; and

•

for a period of six years from the Closing, maintain, or cause one or more of its subsidiaries to maintain, in effect directors’ and officers’ liability insurance covering those persons who are currently covered by NavSight’s or Spire’s or any of its subsidiaries’ directors’ and officers’ liability insurance policies, as the case may be, on market standard terms for U.S. publicly listed companies.

Covenants of Spire

Pursuant to the Business Combination Agreement, Spire has agreed, among other things, to:

•

subject to confidentiality obligations that may be applicable to information furnished to Spire or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law, afford NavSight and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees as such representatives may reasonably request;

•

if the transactions contemplated in the Business Combination Agreement are not completed by September 14, 2022 (or as otherwise set forth in the Business Combination Agreement), on behalf of itself, its affiliates and representatives, not claim any right title or interest of any kind in or to any monies in the Trust Account or distributions therefrom, and waive and not make any claim against the trust account;

•

after the Effective Time, indemnify and hold harmless each present and former director and officer of Spire and NavSight and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding arising out of or pertaining to matters existing at or prior to the Effective Time, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person;

•

as soon as reasonably practicable following the date of the Business Combination Agreement, Spire shall use commercially reasonable efforts to deliver to NavSight (i) the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and changes in stockholders’ equity (deficit) of Spire and its subsidiaries for the years ended December 31, 2019 and December 31, 2020 and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, cash flows and changes in stockholders’ equity (deficit) of Spire and its subsidiaries as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that are required to be included in the proxy statement/prospectus/information statement, and such financial statements will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable);

•	during the Interim Period, not engage in, and cause its subsidiaries not to engage in, any transactions involving the securities of NavSight without the prior consent of NavSight;

•

during the Interim Period, use commercially reasonable efforts to (i) comply with all notice and other provisions of Spire Notes and Spire Warrants applicable to the transactions contemplated by the Business Combination Agreement, (ii) take such actions as are necessary or advisable, including obtaining any elections, consents, and waivers from the holders of Spire Notes, in order to cause Spire Notes to be either repaid and discharged or converted into shares of Spire Capital Stock prior to the Closing, and (iii) take such actions as are necessary or advisable, including obtaining any elections, consents, and waivers from the holders of Spire Warrants, in order to cause Spire Warrants to be cancelled, extinguished and exercised for shares of Spire Capital Stock prior to the Closing, or assumed by NavSight upon the Closing;

•

during the Interim Period, use commercially reasonable efforts to obtain an executed Investor Rights Agreement from any holder of Spire Capital Stock who has been designated by the parties to the Business Combination Agreement to execute the Investor Rights Agreement but has not done so prior to the time of the execution and delivery of the Business Combination Agreement; and

•	Use commercially reasonable efforts to enter into an employment agreement with Peter Platzer (in reasonable consultation with NavSight) to become effective as of Closing.

Joint Covenants of NavSight and Spire

In addition, each of NavSight and Spire has agreed, among other things, to take certain actions set forth below.

•

Prior to the special meeting, the board of directors of NavSight shall approve and adopt (i) the 2021 Plan, in the manner prescribed under applicable laws, effective as of immediately prior to the Closing, reserving initially a number of shares of New Spire Class A Common Stock for grant thereunder equal to (a) 19,161,000 shares minus (b) the number of shares issuable upon exercise of Spire Options, other than vested Spire Options, as of immediately prior to the Effective Time, as mutually agreed between Spire and NavSight, in good faith, plus such additional shares of New Spire Class A Common Stock as may become available for issuance in accordance with the terms set forth in the 2021 Plan, and (ii) the ESPP, in the manner prescribed under applicable laws, effective as of immediately prior to the Closing reserving initially 3,194,000 shares of New Spire Class A Common Stock for grant thereunder plus such additional shares of New Spire Class A Common Stock as may become available for issuance in accordance with the terms set forth in the ESPP.

•

Each of NavSight and Spire will use its commercially reasonable efforts to (other than with respect to governmental consents related to antitrust or the Communications Authorizations (as described below)) (i) as promptly as reasonably practicable assemble and file any information as may be reasonably necessary to obtain all governmental and regulatory consents required to be obtained in connection with the Business Combination, (ii) take all actions reasonably necessary or advisable to obtain all material consents and approvals from third parties to consummate the Business Combination, and (iii) take such other actions as may be reasonably requested by NavSight and Spire to satisfy certain conditions to closing in the Business Combination Agreement.

•

Each of NavSight and Spire will (and, to the extent required, will cause its affiliates to) exercise its reasonable best efforts to (i) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and (ii) obtain termination or expiration of the waiting period or periods under the HSR Act as soon as practicable. If any request for additional information and documents, including a “second request” under the HSR Act, is received from any governmental authority, then each of NavSight and Spire shall use commercially reasonable efforts to substantially comply with any such request at the earliest practicable date.

•

Each of NavSight and Spire will use its reasonable best efforts to (i) promptly respond to any inquiries by any governmental authority regarding antitrust or other competition matters and (ii) avoid the imposition of any governmental order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by the Business Combination Agreement.

•	NavSight and Spire will each be responsible for one-half of all filing fees payable to applicable antitrust authorities in connection with the Business Combination.

•

NavSight and Spire will jointly prepare and NavSight will file with the SEC this proxy statement/prospectus/information statement in connection with the registration under the Securities Act of the shares of New Spire Class A Common Stock to be issued in the Merger.

•

Each of NavSight and Spire will use its commercially reasonable efforts to cause this proxy statement/prospectus/information statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement (as defined below) declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.

•

NavSight will, prior to or as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) disseminate this proxy statement/prospectus/information statement to stockholders of NavSight, (ii) give notice, convene and hold a meeting of the stockholders to vote on the Proposals set forth in this proxy statement/prospectus/information statement, in each case in accordance with its governing documents then in effect, for a date no later than 30 business days following the date that NavSight commences the mailing of this proxy statement/prospectus/information statement to NavSight stockholders.

•

Spire will use its reasonable best efforts to obtain the requisite stockholder approval necessary to consummate the Business Combination, consisting of the approval of the holders of (i) at least a majority of the outstanding shares of Spire Capital Stock, voting on an as-converted-to-common basis, and (ii) at least a majority of the outstanding shares of Spire Preferred Stock, voting together on an as-converted-to-common basis (the “Requisite Spire Approval”), by written consent promptly following the time at which the Registration Statement shall have been declared effective under the Securities Act. As promptly as reasonably practicable, Spire will use its reasonable best efforts to (i) establish the record date for determining the Spire Stockholders entitled to provide such Requisite Spire Approval, (ii) cause the written consent to be disseminated to the Spire Stockholders in compliance with applicable law, including the DGCL, and (iii) solicit execution of the written consents from the Spire Stockholders.

•

Each of Spire and NavSight will, prior to the Closing, use their respective reasonable best efforts to (i) obtain any necessary consents, authorizations or approvals under the Communications Act and other applicable laws related to the licenses, permits, authorizations and similar authorities granted by the FCC and foreign governmental authorities that regulate communications by radio, television, wire, satellite or cable (collectively, the “Communications Authorizations”), and (ii) furnish as promptly as reasonably practicable all information required for any application or other filing to be made pursuant to the Communications Act and other applicable laws related to the Communications Authorizations.

•

Prior to Closing, Spire and NavSight will promptly notify each other in writing after learning of any stockholder demands or other stockholder actions (including derivative claims) relating to the Business Combination Agreement and any matters related thereto commenced against NavSight, Spire, or any of their respective subsidiaries or representatives (“Transaction Litigation”). Each of NavSight and Spire shall (i) keep the other reasonably reformed regarding such Transaction Litigation, (ii) reasonably cooperate with and give the other the opportunity to participate in the defense or settlement of the Transaction Litigation at its own cost and expense, (iii) consider in good faith the other’s advice with respect to the Transaction Litigation, and (iv) reasonably cooperate with the each other. Neither Spire, NavSight, nor any of their respective representatives shall settle or compromise any Transaction Litigation without the prior written consent of the other party (not to be unreasonably withheld, conditioned, or delayed).

•

Each of Spire and NavSight will, upon the request of the other party, following the Closing, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by the Business Combination Agreement and the transactions contemplated therein.

No Solicitation; Change in Recommendation

Under the terms of the Business Combination Agreement, Spire has agreed not to, and to cause its subsidiaries not to and to use reasonable best efforts to cause their affiliates and respective representatives not to, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, a Spire Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to a Spire Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Spire Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Spire Acquisition Proposal, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its representatives to take any such action.

Spire also agreed that immediately following the execution of the Business Combination Agreement it shall cause its representatives to cease any solicitations, discussions or negotiations with any person or entity conducted prior to the Business Combination Agreement in connection with a Spire Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Spire Acquisition Proposal.

Spire has agreed to promptly (and in any event within two business days) notify NavSight of the receipt of any inquiry, proposal, offer or request for information that constitutes or could reasonably be expected to result in or lead to a Spire Acquisition Proposal received after the date of the Business Combination Agreement, which notice shall identify the third party making such Spire Acquisition Proposal include a summary of the material terms and conditions of any material developments, discussions or negotiations relating to such Spire Acquisition Proposal as well as any modifications to such Acquisition Proposal.

Notwithstanding the restrictions set forth above, the Business Combination Agreement provides that, the Spire Board may, prior to receipt of Requisite Spire Approval, participate in negotiations or discussions with any third party in response to a bona fide written Spire Acquisition Proposal made after the date of the Business Combination Agreement that the Spire Board reasonably believes, in good faith, after consultation with outside legal counsel, could reasonably be expected to result in a Superior Proposal (as defined below), and thereafter furnish to such third party non-public information related to Spire pursuant to a confidentiality agreement and with prior written notice to NavSight.

Except as set forth below, the Spire Board has agreed that neither it nor any of its committees shall (i) change, withdraw, withhold, qualify, amend or modify, or publicly propose to change, withdraw, withhold, qualify, amend or modify, in a manner adverse to NavSight, its board recommendation, or (ii) adopt, approve, recommend or declare advisable to Spire’s stockholders, or publicly propose to adopt, approve, recommend or declare advisable, any Spire Acquisition Proposal (a “Spire Change in Recommendation”). Notwithstanding the foregoing restrictions, prior to the receipt of the Requisite Spire Approval, but not after, the Spire Board may make Spire Change in Recommendation with respect to a bona fide Spire Acquisition Proposal only if the Spire Board has reasonably determined in good faith, after consultation with its outside financial advisor and legal counsel, that (i) such Spire Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to make the Spire Change in Recommendation would reasonably be expected to be a breach of the Spire Board’s fiduciary duties under applicable law. Prior to making a Spire Change in Recommendation, the Spire Board shall have (i) delivered notice to NavSight at least five (5) business days prior to making the Spire Change in Recommendation of its intent to take such actions (including a copy of the most current version of the proposed acquisition agreement), (ii) negotiate in good faith with and give NavSight the opportunity to propose revisions to the terms of the Business Combination Agreement (it being agreed that if there is any material revision to the terms of such Superior Proposal Spire will provide a new notice and opportunity for NavSight to negotiate), and (iii) after considering the results of any revisions to the Business Combination Agreement proposed by NavSight during such negotiation period, the Spire Board shall have concluded in good faith, after consultation with its outside financial advisor and legal counsel, that such Spire Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Spire Change in Recommendation would reasonably be expected to be a breach of Spire Board’s fiduciary duties under applicable law

Under the terms of the Business Combination Agreement, NavSight has agreed on behalf of itself and Merger Sub, not to, and to use reasonable best efforts to cause their affiliates and respective representatives not to, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, a NavSight Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to a NavSight Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any NavSight Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any NavSight Acquisition Proposal, or (v) resolve or agree to do any of the foregoing.

NavSight also agreed that immediately following the execution of the Business Combination Agreement it shall cause its representatives to cease any solicitations, discussions or negotiations with any person or entity conducted prior to the Business Combination Agreement in connection with a NavSight Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, a NavSight Acquisition Proposal.

NavSight has agreed to promptly (and in any event within two (2) business days) notify Spire of the receipt of any inquiry, proposal, offer or request for information that constitutes or could reasonably be expected to result in or lead to a NavSight Acquisition Proposal received after the date of the Business Combination Agreement, which notice shall identify the third party making such NavSight Acquisition Proposal include a summary of the material terms and conditions of any material developments, discussions or negotiations relating to such NavSight Acquisition Proposal as well as any modifications to such NavSight Acquisition Proposal.

Except as set forth below, the NavSight Board has agreed that neither it nor any of its committees shall change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation to adopt and approve the Business Combination Agreement, the Merger and the other matters submitted to the NavSight stockholders for approval in connection therewith (a “NavSight Change in Recommendation”). NavSight Board has also agreed that, prior to making a NavSight Change in Recommendation, it will comply with the covenants and agreements relating to a Spire Change in Recommendation set forth in the Business Combination Agreement as if such covenants and agreements applied to NavSight, mutatis mutandis.

As used above:

•

“Spire Acquisition Proposal” means any proposal or offer from any person or group of persons (other than NavSight, Merger Sub or their respective affiliates) relating to, in a single transaction or a series of related transactions, (i) any direct or indirect acquisition or purchase of a business that constitutes twenty percent (20%) or more of the net revenues, net income or assets of Spire and its subsidiaries, taken as a whole, (ii) any direct or indirect acquisition of twenty percent (20%) or more of the consolidated assets of Spire and its subsidiaries, taken as a whole (based on the fair market value thereof, as determined in good faith by the Spire Board), including through the acquisition of one or more subsidiaries of Spire owning such assets, (iii) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of twenty percent (20%) or more of the total voting power of the equity securities of Spire, any tender offer or exchange offer that if consummated would result in any person beneficially owning twenty percent (20%) or more of the total voting power of the equity securities of Spire, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Spire (or any subsidiary of Spire whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of Spire and its subsidiaries, taken as a whole), or (iv) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of twenty percent (20%) or more of the total voting power of the equity securities of Spire.

•

“NavSight Acquisition Proposal” means (i) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which NavSight or any of its controlled affiliates, directly or indirectly, (a) acquires or otherwise purchases any other person(s), (b) engages in a business combination with any other person(s) or (c) acquires or otherwise purchases all or a material portion of the assets, equity securities or businesses of any other person(s) (in the case of each of clause (a), (b) and (c), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), (ii) any equity, debt or similar investment in NavSight or any of its controlled affiliates or (c) any other “Business Combination” as defined in NavSight’s certificate of incorporation.

•

“Superior Proposal” means a bona fide, written Spire Acquisition Proposal (with all references to “20%” in the definition of “Spire Acquisition Proposal” above being treated as references to “100%” for these purposes) made after the date of the Business Combination Agreement that (i) was not the result of Spire’s material breach of non-solicitation obligations in the Business Combination Agreement, (ii) is reasonably likely to be consummated in accordance with its terms, (iii) is on terms that Spire Board determines in good faith, after consultation with its outside financial advisor (if any) and legal counsel, would, if consummated, result in a transaction that is more favorable from a financial point of view to Spire’s stockholders (solely in their capacity as such) than the transactions contemplated by the Business Combination Agreement after taking into account all relevant factors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Business Combination Agreement and the transactions contemplated hereby (including any offer by NavSight to amend the terms of the Business Combination Agreement, termination or break-up fee and conditions to consummation), and (c) provides for at least 50% of the consideration to be paid to Spire Stockholders in such transaction with respect to their issued and outstanding shares of Spire Capital Stock to be paid in cash, with such cash consideration being either (a) funded from the cash on hand of the third party (or the affiliates of the third party) making such Spire Acquisition Proposal or (b) funded at the closing of the transaction contemplated by such Spire Acquisition Proposal pursuant to financing commitment letters in place at the time of execution of the definitive transaction agreement in connection with such Spire Acquisition Proposal; provided that, notwithstanding anything in the Business Combination Agreement to the contrary, no Spire Acquisition Proposal can be a Superior Proposal if such Spire Acquisition Proposal is made by a third party that is (i) a Spire securityholder, (ii) an affiliate of Spire or of any Spire securityholder, or (iii) a special purpose acquisition company (other than NavSight).

Closing Conditions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are satisfied or waived by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Minimum NavSight Cash Condition

The Business Combination Agreement provides that the obligations of Spire to consummate the Business Combination are conditioned on, among other things, that as of immediately prior to the Closing, the amount of cash available in the Trust Account, after deducting the amount required to satisfy NavSight’s obligations to its stockholders (if any) that exercise their rights to redeem their Public Shares (such amount, the “Trust Amount”), plus the aggregate cash proceeds actually received by NavSight in respect of the PIPE Investment and held in a bank account owned and controlled by NavSight on the Closing Date, must be equal to or greater than $225,000,000.

Conditions to the Obligations of Each Party

The obligations of each party to the Business Combination Agreement to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•	the approval of the Proposals set forth in this proxy statement/prospectus/information statement by NavSight’s stockholders will have been obtained (the “NavSight Stockholder Approval”);

•	NavSight will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

•	the Requisite Spire Approval shall have been obtained;

•

the registration statement of which this proxy statement/prospectus/information statement forms a part (the “Registration Statement”) will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will remain in effect and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn;

•	there shall not be in force any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the transaction;

•	the waiting period or periods under the HSR Act will have expired or terminated, as applicable, and any pre-Closing approvals or clearances reasonably required thereunder will have been obtained;

•

all necessary consents, authorizations or approvals related to the Communications Authorizations, under the Communications Act, and other applicable laws related to the Communications Authorizations, that are required under such applicable laws to be obtained prior to the Closing shall have been obtained or deemed obtained;

•

the shares of New Spire Class A Common Stock to be issued in connection with the Business Combination will have been approved for listing on the NYSE, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, and immediately following the Effective Time, New Spire shall, after giving effect to the redemption of Public Shares, satisfy any applicable initial and continuing listing requirements of the NYSE, and NavSight shall not have received any notice of non-compliance with the listing requirements of the NYSE that has not been cured prior to, or would not be cured at or immediately following, the Effective Time; and

•

Spire shall have received the written consent of at least a majority of the outstanding principal amount of the 2019 Spire Notes to convert the 2019 Spire Notes into shares of Spire Capital Stock as of immediately prior to the Effective Time.

Conditions to the Obligations of NavSight and Merger Sub

The obligations of NavSight and Merger Sub to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by NavSight and Merger Sub:

•

the representations and warranties of Spire contained in the Business Combination Agreement relating to “corporate organization,” “subsidiaries,” “due authorization,” “capitalization of Spire,” “capitalization of Spire’s subsidiaries,” and “brokers’ fees” will be true and correct in all material respects (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception), in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will have been true and correct in all material respects at and as of such date (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception);

•

the other representations and warranties of Spire contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Spire Material Adverse Effect or any similar qualification or exception) will be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties will have been true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Spire Material Adverse Effect;

•	each of the covenants of Spire to be performed as of or prior to the Closing will have been performed in all material respects;

•	there shall not have occurred a Spire Material Adverse Effect after the date of the Business Combination Agreement that is continuing;

•	Spire shall have delivered to NavSight an officer’s certificate certifying that certain conditions to Closing have been satisfied as of the Closing Date; and

•

The Investor Rights Agreement shall be in full force and effect and no party thereto (other than NavSight, the Sponsor, or their affiliates) shall be in breach thereof or shall have failed to perform thereunder.

Conditions to the Obligations of Spire

The obligation of Spire to consummate, or cause to be consummated, the Business Combination is subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Spire:

•

the representations and warranties of NavSight contained in the Business Combination Agreement relating to “corporate organization,” “due authorization,” “brokers’ fees,” and “capitalization,” will be true and correct in all material respects (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception), in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will have been true and correct in material respects at and as of such date (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception);

•

each of the other representations and warranties of NavSight and Merger Sub contained in the Business Combination Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) other than the representations and warranties set forth in the first bullet above will be true and correct, in each case as of the Closing Date, except with respect to such representations and warranties that are made as of an earlier date, which representations and warranties will be true and correct at and as of such date, except for, in each case, inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on NavSight’s ability to consummate the transactions contemplated by the Business Combination Agreement;

•	each of the covenants of NavSight to be performed as of or prior to the Closing will have been performed in all material respects;

•	NavSight shall have delivered to Spire an officer’s certificate certifying that certain conditions to Closing have been satisfied as of the Closing Date;

•	the Waiver Agreement shall be in full force and effect and no Sponsor shall be in breach thereof or shall have failed to perform thereunder;

•

all of the members of the NavSight Board (other than Mr. Pearlstein) shall have executed and delivered to Spire written resignations effective as of the Effective Time and as of immediately following the Effective Time, the New Spire Board shall consist of Peter Platzer, Theresa Condor, Stephen Messer, Jack Pearlstein, and William Porteous. For additional information, see the section titled “Management of New Spire Following the Business Combination—Corporate Governance—Committees of the Board of Directors” below;

•	the Investor Rights Agreement shall be in full force and effect and neither NavSight nor the Sponsor shall be in breach thereof or shall have failed to perform thereunder; and

•	the Minimum Cash Condition shall be satisfied. For additional information, see the section titled “—The Business Combination Agreement—Closing Conditions—Minimum NavSight Cash Condition” above.

Termination; Effectiveness

The Business Combination Agreement may be terminated and the Business Combination abandoned at any time prior to the Closing:

•	by written consent of Spire and NavSight;

•

by written consent of either Spire or NavSight in the event that the Closing has not occurred on or before the Agreement End Date, unless a material breach of the Business Combination Agreement by such terminating party is the primary cause of the failure of the Closing to occur, provided that if all conditions to closing other than the conditions relating to the NavSight Stockholder Approval and/or certain regulatory approvals to be obtained in connection with the transactions contemplated by the Business Combination Agreement are satisfied, the Agreement End Date will be automatically extended to March 1, 2022;

•	by Spire in the event of certain uncured breaches on the part of NavSight or Merger Sub;

•	by NavSight in the event of certain uncured breaches on the part of Spire;

•	by Spire or NavSight if the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order;

•

by Spire or NavSight if the NavSight Stockholder Approval will not have been obtained by reason of the failure to obtain the required vote at the special meeting (subject to any adjournment, postponement or recess of the meeting), unless (in the event of a termination by NavSight), NavSight is in breach of certain covenants contained in the Business Combination Agreement;

•

by NavSight if the Requisite Spire Approval shall not have been obtained and delivered to NavSight on or prior to the 30th calendar day following the date that the Registration Statement becomes effective, unless the Requisite Spire Approval is obtained prior to NavSight’s election to terminate;

•

by Spire if, at any time prior to obtaining the Requisite Spire Approval, Spire has entered into, or is concurrently with such termination entering into a definitive agreement with respect to a Superior Proposal;

•

by NavSight if, at any time prior to obtaining the Requisite Spire Approval, Spire shall have entered into a definitive agreement with respect to a Superior Proposal, unless NavSight fails to exercise this termination right within ten business days following the date the termination right first arose;

•

by NavSight if, at any time prior to obtaining the Requisite Spire Approval, the Spire Board shall have (i) made a Spire Change in Recommendation or (ii) failed to include its board recommendation that the Spire Stockholders approve the Business Combination Agreement and the transactions contemplated thereby in its distribution to the Spire Stockholders of the stockholder written consent to approve the Business Combination Agreement and the transactions contemplated thereby, unless NavSight fails to exercise this termination right within 10 business days following the date the termination right first arose; or

•

by Spire if, at any time prior to obtaining the NavSight Stockholder Approval, the NavSight Board shall have (i) made a change in recommendation or (ii) failed to include its board recommendation to approve each of Proposals set forth in this proxy statement/prospectus/information statement, unless Spire fails to exercise this termination right within ten business days following the date the termination right first arose.

In the event of the termination of the Business Combination Agreement, the Business Combination Agreement will become void and have no effect, without any liability on the part of any party thereto or its respective affiliates, officers, directors or stockholders, other than liability of Spire, NavSight or Merger Sub, as the case may be, for any willful breach of the Business Combination Agreement or actual fraud, other than with respect to certain exceptions contemplated by the Business Combination Agreement (including the terms of that certain Confidentiality Agreement by and between NavSight and Spire, dated as of November 4, 2020) that will survive any termination of the Business Combination Agreement.

Spire shall reimburse NavSight for an amount of liquidated damages equal to $5,000,000 within two business days of a termination of the Business Combination Agreement pursuant to the seventh, eighth, ninth and tenth bullets set forth above.

Waiver; Amendments

Prior to the Closing, any party to the Business Combination Agreement, may waive in writing any rights or conditions in its favor under the Business Combination Agreement; provided that no party may waive any rights or conditions set forth in the section of the Business Combination Agreement titled “Founder SPAC Class B Common Stock Issuance,” without the prior written consent of any affected Founder.

The Business Combination Agreement may only be amended or modified by a duly authorized written agreement executed by each of Spire, NavSight and Merger Sub; provided that if any such amendment or modification materially and adversely affects the Founders in a disproportionate manner to the other holders of Spire Capital Stock, then the Business Combination Agreement may only be amended or modified by a duly authorized written agreement executed by each of the parties and the Founders holding at least a majority of the Spire Capital Stock held by all Founders as of immediately prior to the Effective Time. The approval of the Business Combination Agreement by the stockholders of NavSight or Spire will not restrict the NavSight Board or Spire Board, as applicable, to terminate or amend the Business Combination Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Business Combination Agreement will be responsible for and pay its own expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants, regardless of whether the transactions shall be consummated. If the Closing occurs, New Spire will, promptly following the Closing, pay or cause to be paid, any indebtedness to be repaid in connection with Closing, all accrued and unpaid transaction expenses of Spire and its subsidiaries and pay or cause to be paid all accrued and unpaid transaction expenses of NavSight or its affiliates.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the related agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus/information statement or as exhibits to the registration statement of which this proxy statement/prospectus/information statement forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Stockholders and other interested parties are urged to read such related agreements in their entirety prior to voting on the Proposals presented at the special meeting.

Voting and Support Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, certain Spire Stockholders entered into the Support Agreements, pursuant to which such stockholders agreed to vote all of their respective shares of Spire Capital Stock in favor of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, representing in the aggregate, approximately 33% of the outstanding shares of Spire Capital Stock, on an as-converted to Spire Common Stock basis, and approximately 22% of the outstanding shares of Spire Preferred Stock, on an as-converted to Spire Common Stock basis, as of March 31, 2021.

Voting and Non-Redemption Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, the Initial Stockholders entered into the Voting and Non-Redemption Agreements, pursuant to which, such stockholders agreed (i) not to redeem or transfer all or any portion of their respective NavSight Common Stock and (ii) to vote all of their respective shares of NavSight Common Stock, representing in the aggregate 20% of the outstanding voting power of NavSight, in favor of the Proposals, including approval of Business Combination Agreement and the transactions contemplated thereby, including the Business Combination, regardless of how the Public Stockholders vote.

Investor Rights Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, NavSight, the Sponsor Parties, and the Target Parties (as each term is defined in the Investor Rights Agreement) entered into an Investor Rights Agreement, pursuant to which the registrations rights, corporate governance, and certain other matters are defined. In particular, the Sponsor Parties agreed not to transfer, assign or sell any shares of NavSight Capital Stock they beneficially own (not including any shares issued in connection with the PIPE Investment), subject to specific exceptions, until the first to occur of (i) one year following the Closing, (ii) such time that the closing price of New Spire Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading day period commencing at least 150 days after the Closing, and (iii) the date following the Closing on which the Company completes a liquidation, merger, share exchange or similar transaction. Additionally, prior to the one-year anniversary of the Closing, Mr. Platzer, following consultation with the New Spire Board, shall designate two individuals to serve on the New Spire Board as independent directors.

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, on February 28, 2021, NavSight entered into PIPE Subscription Agreements with the PIPE Investors, pursuant to which, immediately prior to the consummation of the Business Combination, such PIPE Investors agreed to purchase, in the aggregate, 24,500,000 shares of New Spire Class A Common Stock at $10.00 per share for an aggregate purchase price of $245,000,000. The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

The PIPE Subscription Agreements provide that New Spire is required to file with the SEC, within 45 calendar days of the Closing, a registration statement covering the resale of shares issued pursuant to the PIPE Investment and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th calendar day (or 120th calendar day in the event the SEC reviews and has written comments to the registration statement) following the filing date thereof and (ii) the 10th business day after the date New Spire is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is subject to the satisfaction of the following conditions: (i) there shall not be in force any Governmental Order (as defined in the Business Combination Agreement), statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination; and (ii) all conditions precedent to closing the Business Combination under the Business Combination Agreement are satisfied or waived.

The PIPE Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms without the Business Combination being consummated, (ii) upon the mutual written agreement of NavSight and the applicable PIPE Investor, or (iii) March 1, 2022 if the Closing has not occurred by such date.

Waiver Agreement

In connection with the execution of the Business Combination Agreement, on February 28, 2021, the Sponsor and certain holders of NavSight Class B Common Stock executed and delivered to NavSight and Spire the Waiver Agreement, pursuant to which, in connection with the Business Combination, such parties have agreed to waive certain of the anti-dilution rights in respect of shares of NavSight Class B Common Stock held by such parties.

Background to the Business Combination

NavSight was formed for the purpose of effecting a combination, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar business combination with one or more businesses. The proposed Business Combination was the result of an extensive search for a potential transaction using the network, investing and operating experience of our management team, including our board of directors. The terms of the proposed Business Combination are the result of an extensive search for a potential transaction by NavSight and Spire, and negotiations between representatives of NavSight and Spire. The following is a brief description of the background of these negotiations and the resulting proposed Business Combination.

On September 14, 2020, NavSight consummated its IPO of 23,000,000 Units, including the issuance of 3,000,000 Units as a result of the underwriter’s exercise of its over-allotment option. Each Unit consists of one share of NavSight Class A Common Stock and one-half of one redeemable warrant of NavSight. Each whole warrant entitles the holder thereof to purchase one share of NavSight Class A Common Stock for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to NavSight of $230,000,000. Simultaneously with the closing of the IPO and the exercise of the underwriters’ over-allotment option, NavSight completed the private sale of 6,600,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, to the Sponsor, generating gross proceeds to NavSight of $6,600,000. The Private Placement Warrants are identical to the Public Warrants except that, so long as they are held by the Sponsor or its permitted transferees: (i) they will not be redeemable by NavSight; (ii) they (including the shares of NavSight Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of NavSight’s initial business combination; (iii) they may be exercised by the holders on a cashless basis; and (iv) they (including the shares of NavSight Class A Common Stock issuable upon exercise of these warrants) are entitled to registration rights. Credit Suisse Securities (USA) LLC (“Credit Suisse”) acted as the sole book-running manager for the offering. Credit Suisse will receive deferred underwriting commissions from the IPO in connection with the consummation of the Business Combination. Credit Suisse was not engaged to render, and did not render, a fairness opinion with respect to the Business Combination. Other than (i) serving as sole book-running manager in the IPO and (ii) serving as co-placement agent with BofA Securities, Inc. (“BofA Securities”) in the PIPE Investment, Credit Suisse did not perform any services for NavSight, and has not received any compensation from NavSight, in each case, in the two-year period preceding the date that NavSight and Spire entered into the Business Combination Agreement.

Since the completion of its IPO, NavSight considered numerous potential target businesses with the objective of consummating its initial business combination. During the search process, NavSight reviewed more than 40 acquisition opportunities across a wide range of industries including aerospace and defense product and service providers, engineering and construction service providers, retail and information software product and service providers, satellite operators, satellite manufacturers, satellite launch service providers, satellite data and analytics service providers, sensor technology product and service providers, and mobility and connected car service and solution providers. In evaluating potential business combination opportunities, NavSight generally looked for potential business combination targets that (i) have a significant total addressable market and growth expansion opportunities, (ii) provide differentiated expertise and technology and can serve as a platform for consolidation and growth within their industry, (iii) have a strong, experienced management team in place, (iv) have a defensible market position and possess a track record of maintaining and growing long-term customer relationships, (v) are fundamentally and financially sound businesses that are underperforming their potential or are early in their progress to performing at their potential, (vi) can benefit from being a publicly traded company and can benefit from access to broader capital markets, and (vii) have appropriate valuations with significant upside potential with limited downside risk. These criteria are not intended to be exhaustive. Any evaluation relating to the merits of a particular potential business combination may be and were based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that our management may deem and may have deemed relevant.

NavSight had active discussions with 44 of those potential business targets, entered into non-disclosure agreements with 21 such potential business combination targets, and delivered initial draft letters of intent to eight of those target companies, including Spire. During the course of this search process, representatives of NavSight regularly updated members of the NavSight Board on the status of such search process, certain of whom were regular participants in the ongoing meetings and discussions with representatives of several potential target opportunities.

In reviewing the 44 potential business targets and holding discussions with their respective management teams and advisors, NavSight focused significant efforts on one potential business target (“Company A”) before NavSight identified Spire as a preferred acquisition target. In October 2020, Company A, which is not affiliated with NavSight or any affiliated business entities, was referred to NavSight through Credit Suisse. Company A is a European based global leader in the design, engineering and delivery of projects involving high technology production facilities. On October 21, 2020, after reviewing basic information of Company A and holding calls with Company A’s management, NavSight established Company A as a potential merger candidate and submitted Company A’s information to the NavSight Board. On November 5, 2020, NavSight entered into a letter of intent with Company A. During November and December 2020, NavSight continued conducting due diligence, reviewed Company A’s financial information, management structure and business model and began negotiating a business combination agreement. On December 14, 2020, NavSight and Company A mutually agreed to terminate the letter of intent due to the fact that the minimum fundraising requirement for closing was not achieved at a sufficient enterprise value after a six-week period of communication with institutional investors.

NavSight ultimately determined to not proceed with each of the other potential acquisition opportunities, either because: (i) NavSight did not prevail in a competitive process; (ii) NavSight could not come to an agreement with the counterparty on the economic terms for a potential transaction that was not part of a competitive process; or (iii) NavSight concluded that the target business or the terms of a potential business combination would not be suitable for NavSight, for one or more of the following reasons: NavSight did not perceive the target business total addressable market and growth expansion opportunities to be sufficient; NavSight did not perceive the target business possessed differentiated enough expertise and technology and could not serve as a platform for consolidation and growth within their industry; NavSight did not perceive that the target management team possessed the requisite experience; NavSight did not perceive the target business possessed a sufficiently defensible market position and did not possess a track record of maintaining and growing long-term customer relationships; NavSight did not perceive the target business was fundamentally and financially sound and was underperforming its potential or was early in its progress to performing at its potential; and NavSight did not perceive the target business had an appropriate valuation with significant upside potential with limited downside risk. Confidentiality agreements entered into with Spire and the other potential target businesses were individually negotiated on customary terms, and either did not contain a standstill provision or provided that any standstill provision would sunset upon NavSight’s entry into a definitive agreement such as the Business Combination Agreement.

The Spire Board regularly evaluates and engages in discussions with third parties regarding various strategic alternatives for Spire, including debt financing, equity financing, and other capital raising transactions to fund operations and growth initiatives (including through acquisitions and product and geographic expansions), an initial public offering of Spire in the United States or outside the United States, or minority investments in Spire by financial or strategic investors, and a potential business combination with a special purpose acquisition company (“SPAC”), or similar entity formed for the purposes of effecting a business combination transaction. In the fall of 2020, the Spire Board reviewed multiple potential strategic alternatives in light of Spire’s financing plans and anticipated capital needs given Spire’s desire to invest in expanding Spire’s sales and research and development organizations, improving Spire’s nanosatellite, ground station, and data analytics technologies and expansion of Spire’s platform to address additional industries. The Spire Board ultimately determined to explore a potential business combination with a SPAC, as it could provide Spire with financing to fund operations and growth initiatives and provide enhanced access to capital and liquidity for Spire’s stockholders as a publicly listed company. The Spire Board determined that obtaining financing through a potential business combination with a SPAC could offer greater execution certainty and efficiencies relative to an initial public offering and could better meet Spire Stockholders’ liquidity objectives relative to private financing transactions. Spire engaged BofA Securities as financial advisor to help Spire assess SPAC partners, potentially solicit interest from other SPAC partners if necessary, and analyze and negotiate any inbound proposals from SPACs with respect to a transaction, including NavSight (as described below). The Spire Board evaluated a number of proposals from NavSight and other third parties and determined to proceed with negotiations with respect to a business combination with NavSight based on a variety of factors, including the proposed consideration, amount of funding, execution risk, relevant industry experience, and terms of exclusivity obligations.

On September 28, 2020, Mr. Pearlstein, NavSight’s Chief Financial Officer, contacted Mark Boggett, Chief Executive Officer and Managing Partner of Seraphim Capital, requesting an introductory call between NavSight and Seraphim to broadly discuss the space technology industry and to identify businesses that might be suitable targets for NavSight. Seraphim Capital is a venture capital fund focused on identifying, investing in, supporting, and helping to grow early stage space technology businesses and is an existing investor of Spire.

On October 13, 2020, Mr. Boggett suggested an introductory teleconference be held on October 15, 2020 between the parties.

On October 15, 2020, Mr. Coleman, Mr. Pearlstein, Mr. Boggett, and James Bruegger, Chief Investment Officer and Managing Partner of Seraphim Capital, held a teleconference to discuss NavSight, Seraphim Capital, and the broader space technology industry. Mr. Boggett provided Mr. Coleman and Mr. Pearlstein with an overview of several Seraphim Capital portfolio companies, including Spire. During the call, Messrs. Coleman and Pearlstein expressed an interest in meeting the Spire management team and learning more about the business.

On October 23, 2020, pursuant to an introduction from Mr. Boggett, Mr. Coleman contacted Mr. Peter Platzer, Chief Executive Officer of Spire, to request an introductory teleconference between Spire and NavSight.

On November 3, 2020, Messrs. Platzer, Coleman, and Pearlstein held an introductory conference call to discuss Spire and NavSight. During the teleconference, Mr. Platzer provided an overview of Spire’s business, and the parties discussed a potential business combination between Spire and NavSight. Prior to concluding the call, Mr. Platzer agreed to provide additional information to NavSight under a confidentiality and non-disclosure agreement.

On November 4, 2020, the parties signed a mutual non-disclosure agreement.

On or around November 6, 2020, Messrs. Coleman and Pearlstein held a teleconference with Mr. Platzer. During the call, Mr. Coleman informed Mr. Platzer that NavSight had entered into an exclusivity arrangement with another target, and that NavSight would be required to immediately cease all discussions with Spire.

On December 16, 2020, Messrs. Coleman and Pearlstein held a teleconference with Mr. Platzer. During the call, Mr. Coleman informed Mr. Platzer that NavSight’s exclusivity arrangement with the other target had expired, and that NavSight was interested in restarting its discussions with Spire. Mr. Platzer indicated that Spire would have an interest in restarting discussions with NavSight.

On December 18, 2020, Mr. Pearlstein held a teleconference with a member of the Credit Suisse investment banking team to discuss Spire. Credit Suisse agreed to work with NavSight to assist with the determination of a list of comparable companies and a preliminary valuation framework in connection with a potential business combination with Spire.

On December 18, 2020, NavSight received access to Spire’s virtual data room. Between December 18, 2020 and February 28, 2021, NavSight and its legal advisor, Venable LLP (“Venable”) reviewed the materials provided in Spire’s virtual data room.

On December 18, 2020, Mr. Pearlstein held a teleconference with Thomas Krywe, Spire’s Chief Financial Officer, to discuss Spire’s business generally and to review Spire’s financial model and financial projections.

On December 21, 2020, Mr. Pearlstein sent an initial due diligence request list to Mr. Platzer.

On December 22, 2020, Credit Suisse signed a joinder to the mutual non-disclosure agreement between the parties and received access to the virtual data room.

On December 22, 2020, Mr. Platzer sent Messrs. Coleman and Pearlstein answers to NavSight’s initial due diligence list.

On December 23, 2020, Messrs. Platzer, Coleman and Pearlstein held a teleconference to review Spire’s responses to NavSight’s initial due diligence request list, and to discuss an outline of some of the important terms to be included in a non-binding letter of intent. Messrs. Platzer, Coleman, and Pearlstein discussed numerous transaction details, including exclusivity provisions, enterprise value, cash consideration, stock consideration, unvested options treatment, the post-business combination board membership, the size of a potential PIPE Investment, and the timing of the transaction. Following this discussion, Mr. Pearlstein sent Mr. Platzer a non-binding letter of intent, placing an enterprise value of $900 million for Spire. The $900 million enterprise value proposed by NavSight was determined based upon 2.1x Spire’s fiscal year 2024 projected revenues, which represented a discount of approximately 30% to the average multiple of fiscal year 2024 projected revenues for ten recently announced SPAC transactions in the technology, software and aerospace sectors.

On December 28, 2020, Messrs. Platzer, Coleman and Pearlstein held a teleconference to discuss the proposed non-binding letter of intent. Mr. Platzer requested that NavSight make changes to the post-business combination board membership, increase the size of the potential PIPE Investment, reduce the proportion of cash consideration, and raise the proportion of stock consideration. Additionally, Mr. Platzer asked that NavSight consider an overall increase in the enterprise value and include incentive earnout shares that would be triggered at certain stock prices. At the conclusion of the discussion, the parties agreed to jointly move forward with (i) completing additional due diligence, (ii) preparing of an investor presentation, (iii) holding an organizational call with Credit Suisse, and (iv) working toward the negotiation and signing of a non-bonding letter of intent, which would include an increase in the enterprise value of Spire.

On December 28, 2020, Messrs. Pearlstein and Coleman held a teleconference with representatives of Credit Suisse to discuss proposed business combination with Spire, including a proposed timeline to enter into a definitive agreement for a business combination between Spire and NavSight by the end of February 2021.

On January 4, 2021, Messrs. Platzer, Krywe, Coleman, Pearlstein, and representatives of Credit Suisse held a teleconference to discuss the proposed timeline for the transaction and the workstreams required to meet the timetable.

On January 5, 2021, Messrs. Coleman and Pearlstein and representatives of Credit Suisse held a teleconference to discuss the preparation of an investor presentation, and certain additional due diligence items, including a review of Spire’s latest financial projections.

On January 7, 2021, Messrs. Coleman and Pearlstein and representatives of Credit Suisse held a teleconference to discuss the investor presentation.

On January 8, 2021, Messrs. Platzer, Coleman, and Pearlstein held a teleconference to discuss progress on the transaction timeline, and proposed terms of the letter of intent, including the proposed enterprise value for Spire, eliminating the cash component of the transaction consideration and replacing that cash component with additional stock consideration, the revised use of proceeds that would use a significant portion of the incremental cash to Spire’s balance sheet in the transaction to accelerate certain investments in the business to more rapidly grow revenues, the size and structure of the additional contingent incentive consideration, the appropriate size of the PIPE Investment, the minimum cash condition, and certain other post-business combination governance matters.

Between January 10, 2021 and January 13, 2021, Messrs. Platzer, Krywe, Coleman, and Pearlstein held several teleconference calls where they reviewed Spire’s business and revised and increased financial projections, and discussed the timing of a revised non-binding letter of intent.

On January 14, 2021, Messrs. Coleman, Pearlstein, Platzer, and Krywe, representatives of Credit Suisse, and representatives of BofA Securities held a teleconference to discuss the investor presentation.

Between January 18, 2021, and February 28, 2021, Messrs. Coleman and Pearlstein and their representatives, Messrs. Platzer and Krywe and their representatives, Credit Suisse and their representatives, and representatives of BofA Securities reviewed materials in the virtual data room, held teleconference calls to complete due diligence, prepared investor materials, prepared the investor presentation, and held meetings with investors.

On January 19, 2021, Messrs. Platzer and Pearlstein held a teleconference to discuss certain open items in the letter of intent. Messrs. Platzer and Pearlstein discussed the sizing of the proposed PIPE Investment, the elimination of cash consideration to Spire Stockholders to be replaced by additional stock consideration to Spire Stockholders, an increase in the enterprise value of Spire as a result of its increased revenue projection, the potential for certain Spire shares to be excluded from the six-month lockup, and a change to the minimum cash closing condition. Pursuant to this discussion, Mr. Pearlstein sent a revised letter of intent with a number of changes and an increase in the enterprise value for Spire to $1.05 billion.

On January 20, 2021, Mr. Pearlstein held a teleconference with its advisors, NavSight’s transaction services advisory firm, to discuss Spire’s business, financial statements, and interim financial statements.

Between January 20, 2021 and January 29, 2021, Messrs. Coleman and Pearlstein provided materials on Spire to the NavSight Board and held a number of teleconference calls with each of the Board members to solicit input on Spire’s business and operations, the ongoing due diligence process, the transaction structure, and the non-binding letter of intent.

On January 27, 2021, Messrs. Platzer and Pearlstein held a teleconference to discuss progress on the transaction timeline and the status of the letter of intent. Mr. Platzer requested that Mr. Pearlstein add 6 million incentive shares to the transaction consideration, contingent on meeting certain share price thresholds.

On January 28, 2021, Messrs. Platzer and Pearlstein held a teleconference to address a number of the remaining open items in the letter of intent, including Spire’s request to add 6,000,000 shares of contingent consideration to the overall transaction consideration, to be issued to Spire Stockholders upon achievement of certain price thresholds in New Spire Class A Common Stock.

On January 30, 2021, Messrs. Coleman and Pearlstein held a teleconference with Spire Board members William Porteous and Stephen Messer to discuss NavSight, Spire, members of Spire’s management team, and the proposed transaction.

On January 31, 2021, Mr. Coleman and Mr. Pearlstein held a teleconference with Theresa Condor, Spire’s Executive Vice President, General Manager of Orbital Services and Earth Intelligence to discuss NavSight, Spire, and Spire’s go-to-market strategy.

On January 31, Messrs. Platzer and Pearlstein held a teleconference to discuss progress on the transaction timeline and the status of the letter of intent.

On February 1, 2021, Messrs. Coleman and Pearlstein held a number of teleconference calls with each of the Board members to solicit input on the transaction structure, the enterprise value for Spire, and the non-binding letter of intent.

On February 2, 2021, Messrs. Platzer and Pearlstein held a teleconference to discuss the status of the letter of intent. Pursuant to this discussion, and taking into account an increase in the forward valuation multiples of the public company comparables being used for valuation purposes, Mr. Pearlstein sent Mr. Platzer an updated letter of intent at a pre-money equity value of $1.055 billion, which included additional contingent consideration of 6 million incentive shares, to be potentially earned in three equal tranches of 2,000,000 shares, at share trigger prices of $14.00, $17.00, and $20.00 (the “February 2 LOI”).

On February 3, 2021, NavSight management, Spire management, representatives of Credit Suisse, representatives of BofA Securities, representatives of Venable and Wilson, Sonsini, Goodrich & Rosati P.C. (“Wilson Sonsini”), legal counsel to Spire, held a teleconference to discuss legal and business diligence questions and certain other legal and corporate matters with respect to Spire.

Later on February 3, 2021, the Spire Board held a teleconference to discuss, among other matters, the February 2 LOI. One Spire Board member recommended that Spire consider additional SPAC sponsor candidates given recent valuations given to companies in the space industry. Between February 3, 2021 and February 5, 2021, Mr. Platzer held teleconferences with additional SPAC sponsor candidates introduced by this member of the Spire Board.

On February 4, 2021, Messrs. Platzer and Pearlstein held a teleconference to discuss the status of the February 2 LOI. Pursuant to this discussion, Mr. Pearlstein sent Mr. Platzer an updated letter of intent at an enterprise value of $1.1 billion, which excluded shares that may be issues as part of the Eamout (the “February 4 LOI”). In the February 4 LOI, NavSight increased both the enterprise value for Spire as well as the number of contingent consideration shares in response to an increasingly competitive process. However, the enterprise value at $1.1 billion was still at a significant discount to the public company comparables so NavSight believed it would deliver a well-priced transaction to its stockholders.

On February 5, 2021, the parties, after consultation with the NavSight and Spire Boards, respectively, agreed to the terms of and executed the February 4 LOI.

Between February 6, 2021 and February 24, 2021, Messrs. Coleman and Pearlstein provided materials to the NavSight Board and held a number of teleconference calls with each of the board members to discuss the proposed business combination, provide updates on the transaction and provide updates on the PIPE Investment process.

On February 8, 2021, NavSight management, Spire management, representatives of Credit Suisse, representatives of BofA Securities, representatives of NavSight’s transaction services advisory firm, representatives of Venable and Wilson Sonsini, and representatives of Shearman & Sterling LLP, counsel to Credit Suisse, held an organizational meeting via teleconference to discuss the proposed transaction.

On February 9, 2021, representatives of Venable and Wilson Sonsini held a teleconference to discuss, among other things, drafting of the Business Combination Agreement and related ancillary agreements. Following the call, representatives of Venable and Wilson Sonsini commenced due diligence and drafting of the Business Combination Agreement and related ancillary agreements.

On February 13, 2021, NavSight executed an engagement letter with Credit Suisse to serve as lead placement agent with respect to the PIPE Investment, and to serve as exclusive financial advisor and capital markets advisor to NavSight. Credit Suisse was not engaged to, and did not, prepare, provide or deliver any report, opinion or appraisal relating to the Business Combination for or to either NavSight’s management or its board of directors.

On February 17, 2021, NavSight executed an engagement letter with BofA Securities to serve as a placement agent, alongside Credit Suisse as lead placement agent, with respect to the PIPE Investment. Prior to accepting its engagement as placement agent, BofA Securities entered into letter agreements with each of NavSight and Spire on

February 16, 2021 and February 11, 2021, respectively, pursuant to which each of NavSight and Spire consented to BofA Securities’ dual roles as financial advisor to Spire in connection with the proposed business combination and as a placement agent to NavSight in connection with the PIPE Investment, and waived any claims it may have based on any actual or potential conflicts in connection with such dual roles.

On February 17, 2021, on behalf of NavSight, Venable distributed the first draft of the Business Combination Agreement to Wilson Sonsini.

From February 17, 2021 until February 28, 2021, representatives of Venable and Wilson Sonsini, with input from members of management of NavSight and Spire, respectively, traded multiple drafts of the Business Combination Agreement. Certain key Spire Stockholders also reviewed and provided feedback on drafts of the Business Combination Agreement and the ancillary documents. Over the same period of time, Venable and Wilson Sonsini held numerous conference calls regarding the Business Combination Agreement and negotiated key terms therein, including (i) the size, terms and establishment of the 2021 Plan and the ESPP; (ii) the standard for the “bring-down” at the closing for certain representations and warranties; (iii) the ability of NavSight or Spire to terminate the agreement in certain circumstances, including the proposed ability of Spire to terminate the Business Combination Agreement due to, among other things, an alternate “superior” transaction; (iv) the circumstances in which, and standard for determining whether, a party would have liability following the termination of the Business Combination Agreement (including the proposed payment of termination fees by the respective parties in certain circumstances); (v) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement and the related ancillary documents; and (vi) the calculation of the per share consideration and the treatment of options in the business combination . For additional information, see the section titled “—The Business Combination Agreement.”

From February 18, 2021 through February 26, 2021, representatives of Spire, NavSight, Credit Suisse and BofA Securities held meetings with prospective PIPE Investors.

On February 20, 2021, representatives of Venable distributed to representatives of Wilson Sonsini the first draft of the Voting and Support Agreements, pursuant to which certain Spire Stockholders have agreed, among other things, to vote all of the respective shares of Spire Capital Stock held by them in favor of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. During this time and in connection with these negotiations, multiple drafts of the Voting and Support Agreements were exchanged prior to their execution on February 28, 2021, concurrently with the execution of the Business Combination Agreement. For additional information, see the section titled “—Related Agreements—Voting and Support Agreements.”

On February 20, 2021, representatives of Venable distributed to representatives of Wilson Sonsini the first draft of the Investor Rights Agreement, pursuant to which, among other things, NavSight would agree to register for resale certain equity securities of NavSight that are held by the parties thereto from time to time, the terms of which the parties continued to negotiate over the course of the following weeks. During this time and in connection with these negotiations, multiple drafts of the Investor Rights Agreement were exchanged prior to its execution on February 28, 2021, concurrently with the execution of the Business Combination Agreement. For additional information related to Investor Rights Agreement, see the section titled “—Related Agreements—Investor Rights Agreement.”

On February 22, 2021, representatives of NavSight, Spire, Venable and Wilson Sonsini finalized the form of Subscription Agreement to be provided to the PIPE Investors in connection with the PIPE Investment, and on February 23, 2021, the form of Subscription Agreement was made available for review by potential PIPE Investors.

From February 23, 2021 until February 25, 2021, representatives of Venable and Wilson Sonsini negotiated the terms of the PIPE Subscription Agreement with the various PIPE Investors.

On February 24, 2021, Messrs. Coleman and Pearlstein sent transaction related materials to NavSight’s Board members in anticipation of a Board meeting to be held on February 25, 2021. Included in these materials were the Business Combination Agreement, a legal due diligence memo prepared by Venable, a draft of Spire’s unaudited fiscal year 2020 financial statements, Spire’s management’s estimates of Spire’s total addressable market based on analysis conducted by a consulting company, and certain merger related written consents.

On February 25, 2021, each of the PIPE Investors agreed to execute a PIPE Subscription Agreement simultaneously with the execution of the Business Combination Agreement and the related ancillary agreements. Due to high demand from the PIPE Investors, NavSight and Spire increased the size of the PIPE Investment from $100,000,000 to $245,000,000.

On February 25, 2021, NavSight held a board meeting to discuss the proposed business combination with Spire. Representatives of Venable were also in attendance. The NavSight Board also reviewed the key terms of the Business Combination Agreement and related ancillary agreements that had been negotiated with Spire and its representatives. Mr. Coleman also informed the NavSight Board that the proposed transaction with Spire included an obligation to raise the PIPE Investment which would be announced simultaneously with the execution of transaction documents between NavSight and Spire. Mr. Coleman noted that the Sponsor Related PIPE Investors agreed to invest (or cause its affiliates to invest) an aggregate purchase price of $10,000,000 of the total PIPE Investment. The NavSight Board then discussed other factors, including those described below under the caption “NavSight’s Board of Directors’ Reasons for the Business Combination.” At the end of the meeting, the Business Combination Agreement and related ancillary agreements were unanimously approved by the NavSight Board, subject to final negotiations and modifications, and the NavSight Board determined to recommend the approval of the Business Combination Agreement and related ancillary agreements to its stockholders.

On February 25, 2021, the Spire Board met to discuss the proposed business combination with NavSight. Representatives of Wilson Sonsini were also in attendance. The Spire Board also reviewed the key terms of the Business Combination Agreement and related ancillary agreements that had been negotiated with NavSight and its representatives. Counsel from Wilson Sonsini briefed the Spire Board on its fiduciary duties in light of the transaction as a whole, the economics of the transaction, termination rights, and protective provisions, including a classified board and dual-class voting structure. The status of the PIPE Investment was also discussed. At the end of the meeting, the Spire Board unanimously determined that the Business Combination Agreement and related ancillary agreements, subject to final negotiations and modifications, were in the best interests of Spire and its stockholders.

On February 28, 2021, the Spire Board unanimously resolved that the proposed Business Combination with NavSight and related transactions are advisable for, fair to, and in the best interests of Spire and its stockholders, and unanimously approved the proposed Business Combination agreement and related transactions and recommended that Spire Stockholders adopt and approve the Business Combination Agreement and approve the Business Combination and the related transactions. In reaching its determination, the Spire Board considered a number of factors, including (i) Spire’s business, financial condition, results of operations, assets, management, competitive position, operating performance, prospects, business plan and forecasts, as well as market and industry conditions generally, (ii) Spire’s capital raising, growth and stockholder liquidity objectives, (iii) other strategic alternatives available to Spire, including alternatives that Spire explored during the process, (iv) the value and nature of the consideration to be received in the business by Spire Stockholders, including the financial and other terms of the Business Combination Agreement and the Spire Stockholders’ opportunity to participate in stockholders’ opportunity to participate in Spire’s future growth and value creation following the Business Combination, (v) the other terms and conditions of the Business Combination Agreement and related transactions, (vi) the Spire directors’ fiduciary duties in connection with the proposed Business Combination and other relevant Delaware law matters, (vii) interests of Spire’s directors and executive officers in the proposed Business Combination, including the concurrent purchase of New Spire Class B Common Stock by the Founders, and (viii) various risks and uncertainties related to the Business Combination, including execution risk, restrictions on the operations of Spire’s business and its ability to solicit or pursue certain alternative transactions under the Business Combination Agreement, costs and challenges associated with the Business Combination and the operations of New Spire and the other risks described in the section titled “Risk Factors.”

On February 28, 2021, the Business Combination Agreement, Voting and Non-Redemption Agreements, Voting and Support Agreements, Investor Rights Agreement and PIPE Subscription Agreements were executed.

On March 1, 2021, NavSight and Spire issued a joint press release announcing the execution of the Business Combination Agreement, Voting and Non-Redemption Agreements, Voting and Support Agreements, Investor Rights Agreement and PIPE Subscription Agreements. Shortly thereafter, Spire filed with the SEC a Current Report on Form 8-K announcing the execution of the Business Combination Agreement.

NavSight’s Board of Directors’ Reasons for the Business Combination

Before reaching its decision on February 25, 2021, the NavSight Board consulted with its management team, legal counsel and other advisors. The NavSight Board considered a number and wide variety of factors in connection with its evaluation of the Business Combination in reaching its determination and supporting its decision. Among those factors, the NavSight Board reviewed the results of due diligence conducted by NavSight’s management, which included:

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Public research on the satellite data industry and its prospects, a total addressable market study for Spire prepared by a third-party consulting firm, a review of Spire’s historical financial performance and forecasts including revenues, cost of goods sold, operating costs, Adjusted EBITDA, capital expenditures, cash flow and other relevant financial and operating metrics;

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Extensive conference calls and meetings with Spire’s management team and representatives regarding Spire’s operations, management, services, intellectual property, key customers, key suppliers, end market industries, total addressable market for each solution offering and growth prospects, among other customary due diligence matters;

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Valuation and operational benchmarking comparisons between Spire and a defined set of public company peers within vertical SaaS, high-growth data and analytics, and emerging space technologies sectors;

•	Review and due diligence of Spire’s material business contracts;

•	Review and due diligence of Spire’s corporate books and records;

•	Review and due diligence of Spire’s government filings and compliance with government regulations;

•	Review and due diligence of Spire’s intellectual property matters;

•	Review and due diligence of Spire’s information technology;

•	Review and due diligence of Spire’s legal and environmental matters;

•	Review and due diligence of Spire’s commercial, financial, accounting and tax records;

•	Calls with select industry participants, competitors, suppliers and customers;

•	Research on comparable public companies; and

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The refinement of Spire’s draft projections, which specifically focused on developing a comprehensive, fully dynamic financial model primarily based on Spire’s existing customer acquisition projections, customer retention forecasts, and cost of revenue and operating expense projections.

The NavSight Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the NavSight Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision.

In the prospectus for the IPO, NavSight identified the following general criteria and guidelines that it believed would be important in evaluating prospective target businesses, although NavSight also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. The NavSight Board considered these factors in its evaluation of Spire:

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provide differentiated expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions that can serve as a platform for consolidation and growth within the industry; Spire satisfies this criteria in that it provides differentiated, customized and encrypted radio-frequency data sets directly to U.S. government customers as well as to defense contractors that provide these data sets to U.S. government customers;

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have a strong, experienced management team in place, or represent a platform to assemble an effective management team with a track record of driving growth and profitability; Spire satisfies this criteria in that its management team is comprised of senior executives, with 20 years average experience, who are visionaries and market leaders in the satellite data and predictive analytics space. With a board seat post-business combination, NavSight also sought opportunities where it could guide and complement existing management to help unlock opportunities for future growth and enhanced profitability. Spire satisfies this criterion in that its management team has been extremely supportive of NavSight’s guidance and input regarding market positioning strategies, which incorporates the NavSight management team’s years of operating businesses and investing in public market companies;

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have a strong market position, possess a track record of maintaining and growing long-term customer relationships; Spire satisfies this criteria in that it possesses one of the largest proprietary multi-purpose constellation of satellites, a proprietary ground station network, fully-integrated, proprietary predictive analytics algorithms, and has a track record of acquiring, maintaining and growing its customer relationships, with 70 new ARR Solution Customers acquired and 145% net revenue retention achieved during fiscal year 2020;

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hold positions on large multi-year IDIQ (indefinite delivery, indefinite quantity) contracts and programs, and/or possess proprietary technology and/or can deliver specialized capabilities; Spire partially satisfies this criteria in that it holds positions on two smaller multi-year IDIQ contracts, and it possess proprietary technology and can deliver specialized capabilities in the area of customized and encrypted radio-frequency data sets;

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have sole source positions on high priority and well-funded contracts and/or programs that can result in above average profitability margins; Spire partially satisfies this criterion in that it holds several high priority and well-funded contracts that can result in above average profitability with several government customers;

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are fundamentally and financially sound businesses that are underperforming their potential or are early in their progress to performing at their potential; Spire partially satisfies this criterion as it is early in its progress to performing at a high potential. Spire is projected to reach adjusted EBITDA profitability by fiscal year 2022, and is projected to achieve operating profit margins of 43% by 2025;

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exhibit unrecognized value or other characteristics, desirable returns on capital, and a need for capital to achieve the company’s growth strategy, that we believe have been misevaluated by the marketplace based on our analysis and due diligence review; Spire satisfies this criteria, as it is a low capital expenditure requirement business, has a collect once and sell many times business model, has recurring revenue, high revenue visibility, multiple services and multiple customer segments, and a large and rapidly growing total addressable market. Funds from the transaction will provide approximately $400 million of proceeds to invest in sales and marketing, product development, and acquisitions to fund rapid growth;

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will offer an attractive risk-adjusted return for our stockholders, potential upside from growth in the target business and an improved capital structure will be weighed against any identified downside risks; Spire satisfies this criterion in that NavSight is acquiring Spire at a valuation discount relative to select peers in vertical SaaS, high growth data and predictive analytics, and emerging space technologies. Given the trading prices of several publicly traded emerging space technology companies who had recently completed business combinations with special purpose acquisition companies, NavSight management and Spire management agreed on a company valuation and market positioning strategy intended to result in near term success and a positive outcome for existing Spire and NavSight’s stockholders. The post-money enterprise value to revenue multiple of Spire’s 2023 projected revenue of 5.4x compares favorably to the valuations for recent transactions involving emerging space technology companies, which were valued at post-money enterprise value to revenue multiples of between 5.8x and 42.0x, as of February 12, 2021. Based on the Projections (as defined below), Spire’s compound annual growth rate is projected to be 100.8% over the next five years culminating in projected revenues of $913,000,000 for the 2025 calendar year; and

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can benefit from being a publicly traded company, prepared to be a publicly traded company, and can benefit from access to broader capital markets. Spire satisfies this criterion in that New Spire will not only be able to take advantage of the estimated, pro forma cash on the balance sheet of up to approximately $408 million post-Business Combination, which assumes that no shares of NavSight Class A Common Stock are redeemed in connection with the Business Combination, but New Spire will have increased access to capital to pursue additional revenue growth opportunities sooner than contemplated and/or merger and acquisition related activities.

In addition to the alignment of the Spire opportunity with NavSight’s desired investment criteria noted in the prospectus to the IPO, NavSight identified several other positive factors of this transaction, including:

•

Technology and Business Model Compared to Alternatives. The NavSight Board believes that Spire’s fully-integrated satellite technology offering is a superior value proposition compared to existing services on the market, with significantly lower cost as compared to other orbital services and solutions providers, and compelling price to relative robustness of the data sets they offer compared to others that the NavSight Board believes will enable Spire to increase its market share and introduce its services into a variety of different markets; and

•

Other Alternatives. The NavSight Board believes, after a thorough review of other business combination opportunities reasonably available to NavSight, that the proposed Business Combination represents the best potential initial business combination for NavSight based upon the process utilized to evaluate and assess other potential acquisition targets.

Although the NavSight Board did not obtain a third party valuation, and did not receive a valuation opinion from any third party in connection with the Business Combination, the NavSight Board relied on (i) Mr. Coleman’s and Mr. Pearlstein’s collective experience in public market transactions, in constructing and evaluating financial models and projections, and conducting valuations of businesses, and (ii) valuation and operational benchmarking comparisons between Spire and a defined set of public company peers within vertical SaaS, high-growth data and analytics, and emerging space technologies sectors. In negotiations, Spire was ascribed an enterprise value of $1.1 billion and a $1.2 billion pro forma enterprise value (inclusive of transaction costs, the shares held by the Initial Stockholders, and the FP Stock Grant and FP Conversion Shares). The pro forma enterprise value of $1.2 billion was approximately 10.8x projected revenues for fiscal 2022 and 5.4x projected revenues for fiscal year 2023. The NavSight Board concluded that this is a fair and reasonable valuation given (i) the implied valuation of Spire’s peer group and (ii) Spire’s growth prospects, business strategy, proprietary and market-leading solutions offering, and other compelling aspects of the transaction.

The NavSight Board also considered a variety of additional uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:

•

Redemption Risk. The potential that a significant number of NavSight stockholders elect to redeem their shares prior to the consummation of the merger and pursuant to the Current NavSight Certification of Incorporation, which would potentially make the merger more difficult or impossible to complete;

•

Liquidation of NavSight. The risks and costs to NavSight if the Business Combination is not completed, including the risk of diverting management focus and resources from other initial business combination opportunities, which could result in NavSight being unable to effect an initial business combination by September 14, 2022 and force the Company to liquidate and cause the warrants to expire worthless;

•	No Third-Party Valuation. The risk that NavSight did not obtain a third-party valuation or fairness opinion in connection with the Merger;

•

Competition. The fact that there are a number of companies competing in the satellite-based data and analytics industry and the possibility that Spire may be unable to attract and retain additional customers, or the possibility that one of its competitors may be able to develop new technology or business strategies that may negatively impact Spire’s operations and growth prospects;

•

Revenue Status. The risks related to Spire’s status as a company that only relatively recently began selling its services and the possibility that the Spire management team may be unable to execute its business plan or achieve and sustain profitability;

•	Closing Conditions. The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Spire’s control;

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination;

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination;

•

Interests of NavSight Directors and Officers. Members of NavSight’s management and the NavSight Board may have interests that are different from, or are in addition to, the interests of NavSight’s stockholders generally, including the matters described under “—Certain Benefits of NavSight’s Directors and Officers and Others in the Business Combination” below; and

•

Public Company Status. The requirements of being a public company, including compliance with the SEC’s requirements regarding internal control over financial reporting, may strain resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than Spire’s management anticipates.

Projected Financial Information

In connection with its consideration of the potential business combination, the NavSight Board was provided with prospective financial information prepared by Spire’s management team (the “Projections”).

The Projections are included in this proxy statement/prospectus/information statement solely to provide NavSight’s stockholders access to information made available in connection with the NavSight Board’s consideration of the proposed business combination. The Projections should not be viewed as public guidance. Furthermore, the Projections are forward-looking statements that are based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Spire’s control. While all projections are necessarily speculative, Spire believes that the prospective financial information covering periods beyond 12 months from its date of preparation carries increasingly higher levels of uncertainty and should be read in that context. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. The inclusion of the projections in this proxy statement/prospectus/information statement should not be regarded as an indication that Spire or its representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections. The Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was February 11, 2021.

The Projections were prepared in good faith by Spire’s management team with input from NavSight’s management team and are based on Spire’s reasonable best estimates and assumptions with respect to the expected future financial performance of Spire at the time the Projections were prepared and speak only as of that time. The group considered the following material estimates and assumptions:

•	a model focused on projected revenues from over 150 existing ARR Solution Customers;

•	a model focused on the number of projected new customers acquired and the revenue from such newly acquired customers;

•	projected increases in average selling prices on a per customer basis from an expanded set of solutions offered, resulting from increased investment in solution development;

•	projected increases in market penetration within Spire’s four distinct target markets: weather, maritime, aviation and orbital services;

•	projected gross revenue retention and net revenue retention metrics;

•	projected cost of goods sold, based on historical experience, to support the projected levels of customer growth and data volume growth;

•	projected addition of sales and marketing personnel, and projected salesperson quota attainment levels; and

•	projected operating expenses, based on historical experience, to support the projected levels of customer growth and to support a public company.

The Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of projected financial information. Information provided by Spire does not constitute any representation, estimate or projection of any other party. The Projections included in this proxy statement/prospectus/information statement have been prepared by, and are the responsibility of, Spire’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying projected financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this proxy statement/prospectus/information statement relates to Spire’s previously issued financial statements. It does not extend to the Projections and should not be read to do so. Furthermore, the Projections do not take into account any circumstances or events occurring after the date they were prepared. Nonetheless, a summary of the Projections is provided in this proxy statement/prospectus/information statement because the Projections were made available to NavSight. The inclusion of the Projections in this proxy statement/prospectus/information statement should not be regarded as an indication that NavSight, the NavSight Board, or their respective affiliates, advisors or other representatives considered, or now considers, such Projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the BCA Proposal. No person has made or makes any representation or warranty to any NavSight stockholder regarding the information included in these Projections. The Projections are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus/information statement are cautioned not to place undue reliance on this information. The Projections should not be viewed as public guidance.

The Projections are not included in this proxy statement/prospectus/information statement in order to induce any NavSight stockholders to vote in favor of any of the Proposals at the special meeting. NavSight encourages you to review the financial statements of Spire included elsewhere in this proxy statement/prospectus/information statement, as well as the financial information in the sections titled “Selected Historical Financial Information of Spire,” and “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure.

Below is a summary of the key Projections.

(in millions)	2021	2022	2023	2024	2025
Revenue	$54	$114	$227	$478	$913
Gross Profit	$35	$84	$186	$422	$830
Operating (loss) profit	$(26)	$(5)	$51	$175	$392
Adjusted EBITDA(1)	$(18)	$6	$66	$198	$425

(1)

Adjusted EBITDA is a non-GAAP measure that Spire defined for purposes of the Projections as earnings before interest, taxes, depreciation and amortization, further adjusted for loss on satellite deorbit and launch failure, other income, net, stock-based compensation, mergers and acquisition-related costs and expenses, and other unusual one-time costs. Amounts presented above with respect to Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or a measure comparable to net income as it does not take into account certain requirements, such as capital expenditures and related depreciation, principal and interest payments, and tax payments.

Spire’s management uses non-GAAP measures to compare Spire’s performance relative to forecasts and strategic plans and to benchmark Spire’s performance. Non-GAAP information is not prepared under a comprehensive set of accounting rules and should only be used to supplement an understanding of Spire’s operating results as reported under U.S. GAAP. Spire is unable to present a quantitative reconciliation of forward-looking non-GAAP financial measures because management cannot reliably predict all of the necessary components of such GAAP measures. Among other examples, Spire cannot reliably predict future stock-based compensation charges or other charges whose determination is dependent on facts and circumstances applicable at the time such charges are determined.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT A SUMMARY OF INTERNAL FINANCIAL PROJECTIONS, NONE OF NAVSIGHT, SPIRE OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES UNDERTAKES ANY OBLIGATION TO, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO, UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FINANCIAL PROJECTIONS AND THEIR PRESENTATION TO THE NAVSIGHT BOARD, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE.

Satisfaction of 80% Test

NYSE rules require that NavSight must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in trust) at the time of NavSight’s signing a definitive agreement in connection with its initial business combination. Based on an enterprise value of $1.1 billion for Spire compared to the approximately $230 million in the Trust Account, the fact that the purchase price for Spire was the result of an arm’s length negotiation and all of the factors described in this section and the section of this proxy statement/prospectus/information statement titled “—The Business Combination Agreement,” the NavSight Board determined that this requirement was met.

Certain Engagements in Connection with the Business Combination and Related Transactions

Credit Suisse and BofA Securities are acting as co-placement agents to NavSight in connection with the PIPE Investment and BofA Securities is acting as financial advisor to Spire in connection with the proposed business combination. In connection with such engagements, Credit Suisse and BofA Securities (or its respective affiliates) will receive fees and expense reimbursements customary for a PIPE transaction and business combination (in each case subject to the terms and conditions of its respective engagement letters with NavSight and Spire). In addition, NavSight and Spire each signed letters with BofA Securities acknowledging its role as co-placement agents to NavSight in connection with the PIPE Investment and BofA Securities’ role as financial advisor to Spire in connection with the proposed Business Combination and waiving any conflicts. Credit Suisse and BofA Securities and their respective affiliates have engaged in, or may in the future engage in, as applicable, investment banking and other commercial dealings in the ordinary course of business with New Spire. They have received, or may in the future receive, as applicable, customary fees and commissions for these transactions.

Interests of NavSight’s Directors and Officers and Others in the Business Combination

In considering the recommendation of the NavSight Board in favor of approval of the Business Combination, it should be noted that NavSight’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:

•

Prior to the IPO, the Sponsor purchased 5,750,000 shares of NavSight Class B Common Stock for an aggregate purchase price of $25,000, or approximately $0.004 per share. The Sponsor then transferred 25,000 of such shares to each of Mr. Crowell and Ambassador Crumpton, independent director nominees, and 32,500 such shares to Mr. Gilman Louie, an independent director nominee, at their original purchase price. As a result of the significantly lower investment per share of our Sponsor, Mr. Crowell, Ambassador Crumpton and Mr. Louie as compared with the investment per share of the Public Stockholders, a transaction which results in an increase in the value of the investment of the Sponsor, Mr. Crowell, Ambassador Crumpton and Mr. Louie may result in a decrease in the value of the investment of our public stockholders. In addition, if NavSight does not consummate a business combination by September 14, 2022 (or if such date is extended at a duly called special meeting, such later date), it would cease all operations except for the purpose of winding up, redeeming all of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, liquidating and dissolving, subject in each case to its obligations under applicable law. In such event, the 5,750,000 shares of NavSight Class B Common Stock owned by the Sponsor, Mr. Crowell, Ambassador Crumpton and Mr. Louie and the Private Placement Warrants would be worthless and NavSight’s directors and officers have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any NavSight Common Stock held by it or them, as applicable.

•

NavSight’s directors and executive officers, Messrs. Coleman and Pearlstein, also have a direct or indirect economic interest in the Private Placement Warrants and in the 5,667,500 shares of NavSight Class B Common Stock owned by the Sponsor. The 5,667,500 shares of NavSight Class A Common Stock into which the 5,667,500 shares of NavSight Class B Common Stock held by the Sponsor will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $             based upon the closing price of $             per Public Share on the NYSE on             , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement. The 6,600,000 Private Placement Warrants, if unrestricted and freely tradable, would have had an aggregate market value of $             based upon the closing price of $             per Public Warrant on the NYSE on             , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement.

•

Mr. Pearlstein, a current director of NavSight, is expected to become a director of New Spire after the consummation of the Business Combination. As such, in the future, Mr. Pearlstein may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the New Spire Board determines to pay to its non-employee directors.

•

NavSight’s existing directors and officers will be eligible for continued indemnification and continued coverage under NavSight’s directors’ and officers’ liability insurance policy after the Business Combination and pursuant to the Business Combination Agreement.

•

The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock, which, if unrestricted and freely tradable, would have had an aggregate market value of approximately $                     million based upon the closing price of $                     per Public Share on the NYSE on                     , 2021, the most recent practicable date prior to the date of this proxy statement/prospectus/information statement. For additional information, see the section titled “Certain Relationships and Related Person Transactions—NavSight Holdings, Inc.—PIPE Subscription Agreements.”

•

NavSight’s officers and directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them related to identifying, investigating, negotiating and completing an initial business combination. However, if NavSight fails to consummate a business combination by September 14, 2022, they will not have any recourse against the trust account for reimbursement. Accordingly, NavSight may not be able to reimburse these expenses if the Business Combination or another business combination is not completed by such date.

•

Pursuant to the Investor Rights Agreement, the Sponsor, the Sponsor Related PIPE Investors, and the independent directors of NavSight will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the shares of New Spire Class A Common Stock and Private Placement Warrants held by such parties following the consummation of the Business Combination.

Interests of Spire’s Directors and Officers in the Business Combination

Spire’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of NavSight’s stockholders and warrant holders and of Spire Stockholders generally. These interests include, among other things:

•

Certain of Spire’s directors and executive officers are expected to become directors and/or executive officers of New Spire upon the Closing. Specifically, the following individuals who are currently executive officers of Spire are expected to become executive officers of New Spire upon the Closing, serving in the offices set forth opposite their names below.

Name	Position
Peter Platzer	Chief Executive Officer
Thomas Krywe	Chief Financial Officer
John Lusk	Vice President and General Manager, Global Data Services
Keith Johnson	Vice President and General Manager, Federal
Theresa Condor	Executive Vice President, General Manager of Orbital Services and Earth Intelligence
Ananda Martin	General Counsel

•

In addition, the following individuals who are currently directors of Spire are expected to become directors of New Spire upon the Closing: Peter Platzer, Theresa Condor, Stephen Messer, and William Porteous.

•

Certain of Spire’s executive officers and non-employee directors hold options to purchase shares of Spire Common Stock, which will be assumed by NavSight upon the Closing and converted to awards for shares of New Spire Class A Common Stock. The treatment of such equity awards in connection with the Business Combination is described in the section titled “—The Business Combination Agreement—Conversion of Securities,” which description is incorporated by reference herein. The ownership of such awards by Spire’s executive officers and non-employee directors as of March 31, 2021 is set forth in the table below.

Name	Vested Stock Options	Unvested Stock Options
Named Executive Officers
Peter Platzer
Thomas Krywe
Keith Johnson

All Other Executive Officers as a Group

Non-Employee Directors
Key Compton
Stephen Messer
William Porteous
Tess Hatch

•

Certain of Spire’s executive officers hold shares of Spire Capital Stock, the treatment of which is described in the section titled “—The Business Combination Agreement,” which description is incorporated herein by reference. Peter Platzer owns 4,808,000 shares of Spire Common Stock and 49,210 shares of Spire Series A Preferred Stock. Theresa Condor owns 83,975 shares of Spire Common Stock.

•

The Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances.

•	All non-employee directors of Spire have a direct or indirect ownership interest in Spire Capital Stock.

Expected Accounting Treatment of the Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, NavSight is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Spire will represent a continuation of the financial statements of Spire with the Business Combination treated as the equivalent of Spire issuing stock for the net assets of NavSight, accompanied by a recapitalization. The net assets of NavSight will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Spire in future reports of New Spire. We expect Spire to be determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Spire Stockholders will have the greatest voting interest in the combined entity;

•	Certain of Spire’s existing directors and individuals designated by, or representing, Spire stockholders will constitute a majority of the initial New Spire Board following the Closing;

•	Spire’s former senior management team will comprise the majority of the senior management of New Spire;

•	New Spire shall utilize Spire’s headquarters;

•	NavSight will assume the name Spire Global, Inc.; and

•	Spire is the larger entity based on revenue, and also has a larger employee base and substantive operations.

Shares issued pursuant to the Earnout will be accounted for as liability-classified instruments that are earned upon certain triggering events, which includes a change in control event that is not solely indexed to the New Spire Class A Common Stock. Liability-classified instruments will be recognized at fair value upon the Closing and subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. The Public Warrants and the Private Placement Warrants have been reported as liability-classified instruments that will be subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. The final accounting of the Business Combination, including shares issued pursuant to the Earnout and NavSight Warrants, will be finalized by New Spire and reported on in the first reporting period following the Closing.

Regulatory Matters

Completion of the Business Combination is subject to the termination or expiration of the applicable waiting period under the HSR Act and the receipt of regulatory consents, approvals, and/or notices under the Communications Act and other laws applicable to the International Communications Authorizations. NavSight has agreed to use its reasonable best efforts to obtain all required regulatory consents and/or approvals and Spire has agreed to request early termination of any waiting period under the HSR Act. We are in the process of filing notices and applications to obtain the necessary regulatory consents and/or approvals. The parties have submitted filings under the Communications Act to the FCC and notices to certain other international authorities with respect to the International Communications Authorizations. Although we currently believe we should be able to obtain the required regulatory approvals and/or consents in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, the conditions that may imposed.

HSR Act

Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On March 5, 2021, NavSight and Spire filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC. On April 5, 2021, the 30-day waiting period expired.

At any time before or after consummation of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Antitrust Division or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. NavSight cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, NavSight cannot assure you as to its result.

Communications Act

Spire holds a number of licenses issued by the FCC for the operation of its satellite constellation. Under the Communications Act, and related rules of the FCC, the FCC must approve the transfer of control of the licenses held by Spire to NavSight as a result of the merger. Spire and NavSight have agreed that the Business Combination may not be completed until applications have been filed with and granted by the FCC. Spire and NavSight filed their applications with the FCC on March 30, 2021 and April 1, 2021.

These applications for FCC consent can be subject to public comment and possible opposition by third parties, and they require the FCC to affirmatively determine that the transaction serves the public interest. There can be no assurance that the requisite FCC approval will be obtained on a timely basis or at all. There also can be no assurance such approval will not include conditions that could be detrimental to or result in the abandonment of the transactions.

International Communications Authorizations

Spire also holds licenses, permits, authorizations and similar authorities granted by foreign licensing governmental authorities that regulate communications by radio, television, wire, satellite or cable for the operation of its satellite constellation. Under the laws applicable to these International Communications Authorizations, these foreign licensing governmental authorities may require notice of the Business Combination or may need to approve the transfer of control of the licenses held by Spire to NavSight as a result of the merger. Spire and NavSight have agreed that the Business Combination may not be completed until all necessary consents, authorizations or approvals related to these International Communications Authorizations shall have been obtained or deemed by the parties to have been obtained. There can be no assurance that the requisite consents, authorizations or approvals will be obtained on a timely basis or at all. There also can be no assurance such consents, authorizations or approvals will not include conditions that could be detrimental to or result in the abandonment of the transactions.

Other Regulatory Approvals

Neither NavSight nor Spire are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration of the waiting period under the HSR Act and the receipt of regulatory consents, approvals, and/or notices under the Communications Act and other Laws applicable to the International Communications Authorizations. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The Closing is conditioned on the approval of the BCA Proposal, the Organizational Documents Proposals and the NYSE Proposal at the special meeting. The BCA Proposal (and consequently, the Business Combination Agreement and the business combination) will be approved and adopted only if we obtain a majority of the votes cast by holders of NavSight Class A Common Stock and NavSight Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. Failure to vote by proxy or to vote online at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the BCA Proposal. Our Sponsor, directors and officers have agreed to vote any shares of NavSight Class A Common Stock and Class B Common Stock owned by them in favor of the business combination.

Recommendation of the NavSight Board of Directors

After careful consideration of the matters described above, particularly Spire’s leading position in its industry, potential for growth and profitability, the experience of Spire’s management, Spire’s competitive positioning, its customer relationships, and technical skills, the NavSight Board determined unanimously that the BCA Proposal is fair to and in the best interests of NavSight and its stockholders.

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BCA PROPOSAL.

The foregoing discussion of the information and factors considered by the NavSight Board is not meant to be exhaustive but includes the material information and factors considered by the NavSight Board.

ORGANIZATIONAL DOCUMENTS PROPOSAL A—APPROVAL OF AUTHORIZATION OF CHANGE TO AUTHORIZED CAPITAL STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal A—to authorize an increase the number of authorized shares of (i) the New Spire Class A Common Stock from 110,000,000 shares to 1,000,000,000 shares, (ii) the New Spire Class B Common Stock from 10,000,000 shares to 15,000,000 shares, and (iii) the New Spire Preferred Stock from 1,000,000 shares to 100,000,000 shares.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Spire, copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Organizational Documents Proposal A is intended to provide adequate authorized share capital to (i) accommodate the issuance of shares of New Spire Class A Common Stock as part of the exchange for outstanding securities of Spire at Closing (or reservation for issuance in respect of New Spire options issued in exchange for outstanding pre-Merger Spire Options) pursuant to the Business Combination Agreement, the PIPE Investment, the 2021 Plan, the ESPP, the FP Stock Grant, the FP Conversion Shares, the exercise of outstanding NavSight Warrants for shares of New Spire Class A Common Stock, (ii) accommodate the issuance of shares of New Spire Class B Common Stock to the Founders, who are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing, and (iii) provide flexibility for future issuances of New Spire Class A Common Stock and New Spire Preferred Stock if determined by the New Spire Board to be in the best interests of New Spire without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.

Vote Required for Approval

The approval of Organizational Documents Proposal A requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon at the special meeting, voting as a single class. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Organizational Documents Proposal A is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal A will have no effect, even if approved by holders of shares.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL A.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

ORGANIZATIONAL DOCUMENTS PROPOSAL B—APPROVAL OF PROPOSAL REGARDING DUAL CLASS STOCK, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal B—to provide for a dual class common stock structure pursuant to which holders of New Spire Class B Common Stock will be entitled to nine votes per share, thus having the ability to influence the outcome of matters requiring stockholder approval (even if they own significantly less than a majority of the shares of outstanding New Spire Class A Common Stock), including the election of directors and significant corporate transactions (such as a merger or other sale of New Spire or its assets).

The Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. The rights of the holders of New Spire Class A Common Stock and New Spire Class B common stock will be identical, except with respect to voting and certain economics rights. Some of the terms of these classes of New Spire Common Stock are discussed in greater detail below. See the section titled “Description of New Spire Securities.”

Voting Rights

Holders of New Spire Class A Common Stock will be entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of New Spire Class B Common Stock will be entitled to nine votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of New Spire Class A Common Stock and New Spire Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of New Spire or required by law.

Dividend Rights

Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of New Spire Class A Common Stock will be entitled to receive dividends on a pro rata basis out of any assets legally available as may be declared from time to time by the New Spire Board. Dividends may not be declared or paid on the New Spire Class B Common Stock.

Right to Receive Liquidation Distributions

If New Spire becomes subject to a liquidation, dissolution, or winding up, the assets legally available for distribution to New Spire’s stockholders would be distributable on an equal priority, pro rata basis to the holders of New Spire Common Stock unless different treatment is approved by the majority of the holders of New Spire Class A Common Stock and New Spire Class B Common Stock, each voting separately as a class, subject to the rights of any holders of any series of New Spire Preferred Stock then outstanding. New Spire Class B Common Stock will be entitled to receive a maximum of $0.0001 per share upon a liquidation, dissolution, or winding up.

Conversion and Transferability

Shares of New Spire Class A Common Stock and New Spire Class B Common Stock will not be convertible into any other shares of capital stock of New Spire. Each share of New Spire Class B Common Stock will automatically and without further action on the part of New Spire or the holders of New Spire Class B Common Stock be transferred to New Spire for no consideration upon (i) the affirmative written election of such holder, (ii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the date the Proposed Certificate of Incorporation becomes effective that both (a) such Founder is no longer providing services to New Spire as an officer, employee, or consultant and (b) such Founder is no longer a director of New Spire, (iii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the date that such Founder’s employment with New Spire is terminated for Cause for Termination (as such term is defined in the Proposed Certificate of Incorporation), or (iv) upon the death or disability of such Founder. In addition, upon the sale, assignment, transfer, or other disposition of shares of New Spire Class A Common Stock held by the Founders pursuant to transfers not permitted by the Proposed Certificate of Incorporation, an equivalent number of shares of New Spire Class A Common Stock held by such Founder will be automatically and without further action on the part of New Spire or such Founder be transferred to New Spire for no consideration.

Notwithstanding the foregoing, all outstanding shares of New Spire Class B Common Stock will automatically and without further action on the part of New Spire or the holders of New Spire Class B Common Stock be transferred to New Spire for no consideration on (i) the date specified by the holders of two-thirds of the then outstanding shares of New Spire Class B Common Stock, voting as a separate class, or in the affirmative written election executed by the holders of two-thirds of the then outstanding shares of New Spire Class B Common Stock, or (ii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the date that the number of outstanding shares of New Spire Class B Common Stock held by the Founders represents less than 10% of the aggregate number of shares of New Spire Class B Common Stock held collectively by the Founders as of 11:59 p.m. Eastern Time on the date the Proposed Certificate of Incorporation becomes effective.

Class B Common Approvals

The Proposed Certificate of Incorporation provides that approval of the holders of at least two-thirds of the outstanding shares of New Spire Class B Common Stock, voting as a separate class, will be required to directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of the Proposed Certificate of Incorporation inconsistent with, or otherwise alter, any provision of the Proposed Certificate of Incorporation relating to the voting or other rights, powers, preferences, privileges or restrictions of the New Spire Class B Common Stock, reclassify any outstanding shares of New Spire Class A Common Stock into shares having the right to have more than one vote for each share thereof, or issue any shares of New Spire Class B Common Stock.

Assuming the BCA Proposal and the Stock Issuance Proposal are approved, our stockholders are also being asked to approve Organizational Documents Proposal B, which is, in the judgment of our board of directors, necessary to adequately address the needs of New Spire after the Business Combination.

If Organizational Documents Proposal B is approved, holders of shares of New Spire Class B Common Stock will have a total of ten votes on each matter properly submitted to the stockholders entitled to vote. The Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of Spire, copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

Organizational Documents Proposal B is intended to align New Spire’s capital structure with that of New Spire, was negotiated for by the New Spire Board and the Founders in connection with the negotiations with respect to the Business Combination, and enables the Founders to maintain their visionary leadership of New Spire and execute on New Spire’s long-term strategy while helping alleviate short term market pressure on New Spire, along with the flexibility to employ various financing and transaction strategies involving the issuance of equity securities. Because, upon consummation of the Business Combination, the Founders will be the sole beneficial owners of shares of New Spire Class B Common Stock, and those shares are generally restricted from transfers, except in limited circumstances, this dual class stock structure provides the Founders with the ability to control the outcome of matters requiring stockholder approval.

Vote Required for Approval

The approval of Organizational Documents Proposal B requires the affirmative vote of holders of at least a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Organizational Documents Proposal B is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal B will have no effect, even if approved by holders of shares.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL B.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

ORGANIZATIONAL DOCUMENTS PROPOSAL C—APPROVAL OF PROPOSAL REGARDING ESTABLISHMENT OF A CLASSIFIED BOARD OF DIRECTORS, AS SET FORTH IN THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal C—to provide that the New Spire Board be divided into three classes with only one class of directors being elected in each year and each class serving a three-year term.

Assuming the BCA Proposal is approved, our stockholders are also being asked to approve Organizational Documents Proposal C, which is, in the judgment of the NavSight Board, necessary to adequately address the needs of New Spire after the Business Combination.

If Organizational Documents Proposal C is approved, the New Spire Board would be divided and classified into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the Class I directors will expire at the first regularly scheduled annual meeting of stockholders following the date the Proposed Certificate becomes effective and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following such initial classification, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following such initial classification, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. Subject to the special rights of the holders of any series of New Spire Preferred Stock to elect directors, any vacancy occurring on the New Spire Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will be filled only by the vote of a majority of the remaining directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders. If the authorized number of directors is changed, any newly created directorships or decrease in directorships will be apportioned among the classes so as to make all classes as nearly equal in number as is practicable. No decrease in the number of directors constituting the New Spire Board will shorten the term of any incumbent director.

This summary is qualified by reference to the complete text of the Proposed Organizational Documents of New Spire, copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C. All stockholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms.

Reasons for the Amendments

The NavSight Board believes that a classified board of directors in the best interest of New Spire because it is designed to assure the continuity and stability of New Spire’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with New Spire and, therefore, will be familiar with our business and operations. The NavSight Board also believes that this classification will assist New Spire in protecting the interests of its stockholders in the event of an unsolicited offer for New Spire by encouraging any potential acquirer to negotiate directly with the New Spire Board.

This proposal may increase the amount of time required for a takeover bidder to obtain control of New Spire without the cooperation of the New Spire Board, even if the takeover bidder were to acquire a majority of the voting power of New Spire’s outstanding voting stock. Without the ability to obtain immediate control of the New Spire Board, a takeover bidder will not be able to take action to remove other impediments to its acquisition of New Spire. Thus, this amendment could discourage certain takeover attempts, perhaps including some takeovers that stockholders may feel would be in their best interests. Further, this amendment will make it more difficult for stockholders to change the majority composition of the New Spire Board, even if the stockholders believe such a change would be desirable. Because of the additional time required to change the control of the New Spire Board, this amendment could be viewed as tending to perpetuate present management.

Although this proposal could make it more difficult for a hostile bidder to acquire control over New Spire, the NavSight Board believes that by forcing potential bidders to negotiate with the New Spire Board for a change of control transaction, the New Spire Board will be better able to maximize stockholder value in any change of control transaction.

The NavSight Board is not aware of any present or threatened third-party plans to gain control of New Spire, and this proposal is not being recommended in response to any such plan or threat. Rather, the NavSight Board is recommending this proposal as part of its review of New Spire’s key governance mechanisms in connection with the Business Combination and to assist in assuring fair and equitable treatment for all of New Spire’s stockholders in hostile takeover situations. The NavSight Board has no present intention of soliciting a stockholder vote on any other proposals relating to a possible takeover of New Spire.

Vote Required for Approval

The approval of Organizational Documents Proposal C requires the affirmative vote of holders of at least a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Organizational Documents Proposal C is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal C will have no effect, even if approved by holders of shares.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL C.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

ORGANIZATIONAL DOCUMENTS PROPOSAL D—APPROVAL OF OTHER CHANGES IN CONNECTION WITH ADOPTION OF THE PROPOSED ORGANIZATIONAL DOCUMENTS

Overview

Organizational Documents Proposal D—to approve and adopt (i) the Proposed Certificate of Incorporation which amends and restates the Current NavSight Certificate of Incorporation and (ii) the Proposed Bylaws which will amend restate the Current NavSight Bylaws, to, among other things, (a) eliminate certain provisions relating to an initial business combination that will no longer be applicable to New Spire following the Closing, (b) change New Spire’s name to “Spire Global, Inc.,” and (c) other changes described below and in the Proposed Organizational Documents of New Spire, copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C.

Assuming the BCA Proposal is approved, our stockholders are also being asked to approve Organizational Documents Proposal D, which is, in the judgment of the NavSight Board, necessary to adequately address the needs of New Spire after the Business Combination.

The following is a summary of the key changes effected by the Proposed Organizational Documents of New Spire, but this summary is qualified in its entirety by reference to the full text of Proposed Organizational Documents of New Spire, copies of which are attached to this proxy statement/prospectus/information statement as Annex B and Annex C:

•	change New Spire’s name to “Spire Global, Inc.;”

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eliminate the waiver of corporate opportunity doctrine under the DGCL in the Current NavSight Certificate of Incorporation for New Spire’s officers and directors, as it is more appropriate for a SPAC company and less so for a public operating company;

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require, to the fullest extent permitted by law, that derivative actions brought in New Spire’s name, actions against directors, officers, and employees for breach of fiduciary duty and other similar actions may be brought in the Court of Chancery in the State of Delaware or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware, and that the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act; and

•	making conforming and other technical changes to effect the changes summarized above and otherwise address the needs of New Spire following the Closing.

Reasons for the Amendments

Each of these amendments was negotiated as part of the Business Combination. The NavSight Board’s reasons for each of these amendments to the Proposed Organizational Documents of New Spire are set forth below.

•	Changing New Spire’s name to “Spire Global, Inc.” This revision will allow the combined company to utilize Spire’s brand and carry on Spire’s business without interruption.

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Eliminate the waiver of corporate opportunity doctrine under the DGCL. This revision is to eliminate provisions that are more appropriate for a blank check company and less so for a public operating company.

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Require that the Court of Chancery in the State of Delaware shall be the exclusive forum for certain stockholder litigation matters and the federal district courts of the United States shall be the exclusive forum for complaints under the Securities Act. These revisions contained in the Proposed Bylaws are to discourage frivolous lawsuits and enable New Spire to attract qualified directors and officers.

Vote Required for Approval

The approval of Organizational Documents Proposal D requires the affirmative vote of holders of at least a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Organizational Documents Proposal D is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Organizational Documents Proposal D will have no effect, even if approved by holders of shares.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ORGANIZATIONAL DOCUMENTS PROPOSAL D.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

DIRECTOR ELECTION PROPOSAL

Overview

The Director Election Proposal—to consider and vote upon a proposal, assuming the BCA Proposal and the Organizational Documents Proposals are approved, to elect five directors who, upon consummation of the Business Combination, will be the directors of New Spire (“Director Election Proposal”).

Assuming the BCA Proposal and each of the Organizational Documents Proposals are approved, NavSight’s stockholders are also being asked to approve the Director Election Proposal.

Nominees

As contemplated by the Business Combination Agreement, the Board of New Spire following consummation of the transaction will consist of up to seven directors:

•	One individual designated by the Sponsor, who will initially be Jack Pearlstein;

•	up to four individuals designated by Spire who will initially be Peter Platzer, Theresa Condor, Stephen Messer and William Porteous; and

•	Two independent directors who will be designated, nominated and elected as contemplated by the Proposed Organizational Documents.

Accordingly, our board of directors has nominated each of Peter Platzer, Theresa Condor, Stephen Messer, Jack Pearlstein, and William Porteous to serve as our directors upon the consummation of the Business Combination, with Peter Platzer to serve as the chairperson of the board of directors, in each case, in accordance with the terms and subject to the conditions of the Proposed Organizational Documents. For additional information on the experience of each of these director nominees, see the section titled “Management of New Spire Following the Business Combination.” Additionally, prior to the one-year anniversary of the Closing, Mr. Platzer, following consultation with the New Spire Board, shall designate two individuals to serve on the New Spire Board as independent directors.

Vote Required for Approval

The approval of the Director Election Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Under the terms of the Current NavSight Certification of Incorporation, only the holders of shares of NavSight Class B Common Stock are entitled to vote on the election of directors to the NavSight Board prior to the closing of an “initial Business Combination” as such term is defined in the Current NavSight Certification of Incorporation. The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Director Election Proposal will have no effect, even if approved by holders of shares.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

STOCK ISSUANCE PROPOSAL

Overview

The Stock Issuance Proposal—to consider and vote upon a proposal to approve, assuming the BCA Proposal, the Organizational Documents Proposals and the Director Election Proposal are approved, for purposes of complying with the applicable provisions of Section 312.03 of the NYSE’s Listed Company Manual, the issuance of more than 20% of the issued and outstanding shares of New Spire Common Stock pursuant to the transactions contemplated by the Business Combination Agreement, including the issuance of New Spire Class A Common Stock in the Merger (including the Earnout), the issuance of shares of New Spire Class A Common Stock to the PIPE Investors pursuant to the PIPE Investment, and the sale and issuance of shares of New Spire Class B Common Stock to the Founders (we refer to this proposal as the “Stock Issuance Proposal”).

Assuming the BCA Proposal, each of the Organizational Documents Proposals and the Director Election Proposal are approved, NavSight’s stockholders are also being asked to approve the Stock Issuance Proposal.

Reasons for the Approval for Purposes of NYSE Listing Rule 312.03

Pursuant to Section 312.03(c) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20 percent of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock or (ii) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20 percent of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under Section 312.03(d) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, New Spire expects to issue up to 24,500,000 shares of New Spire Class A Common Stock to the PIPE Investors in connection with the PIPE Investment and to sell and issue up to 12,300,000 shares of New Spire Class B Common Stock to the Founders in connection with the Business Combination. For additional information, see the section titled “BCA Proposal—Related Agreements—PIPE Subscription Agreements.”

Accordingly, the aggregate number of shares of New Spire Common Stock that NavSight will issue in connection with the Business Combination and the PIPE Investment will exceed 20% of both the voting power and the shares of New Spire common stock outstanding before such issuance and may result in a change of control of the registrant under Section 312.03(d) of the NYSE’s Listed Company Manual, and for these reasons, NavSight is seeking the approval of NavSight stockholders for the issuance of shares of New Spire Class A Common Stock in connection with the Business Combination and the PIPE Investment.

Additionally, pursuant to Section 312.03(b) of the NYSE’s Listed Company Manual, stockholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions, to (i) a director, officer or substantial security holder of the company (each a “Related Party”), (ii) a subsidiary, affiliate or other closely related person of a Related Party, or (iii) any company or entity in which a Related Party has a substantial direct or indirect interest, in each case, if the number of shares of common stock to be issued, or if the number of shares of common stock into which the securities may be convertible or exercisable, exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance. In connection with the PIPE Investment, the Sponsor Related PIPE Investors are expected to be issued 1,000,000 shares of New Spire Class A Common Stock in the aggregate.

Accordingly, the aggregate number of shares of New Spire Class A Common Stock that NavSight will issue to a Related Party in the PIPE Investment may exceed 1% of the shares of New Spire Class A Common Stock outstanding before such issuance, and for this reason, NavSight is seeking the approval of NavSight stockholders for the issuance of shares of New Spire Class A Common Stock pursuant in connection with the PIPE Investment.

In the event that this proposal is not approved by NavSight stockholders, the Business Combination cannot be consummated. In the event that this proposal is approved by NavSight stockholders, but the Business Combination

Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New Spire Class Common Stock pursuant to the Business Combination Agreement or the PIPE Investment, such shares of New Spire Class A Common Stock will not be issued.

Vote Required for Approval

The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

The Stock Issuance Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Approvals is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of shares.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

EQUITY INCENTIVE PLAN PROPOSAL

Overview

The Equity Incentive Plan Proposal—We are seeking stockholder approval for the Spire Global, Inc. 2021 Equity Incentive Plan. The 2021 Plan is being adopted in connection with the Business Combination Agreement and will become effective upon the Closing. The Spire Global, Inc. 2012 Stock Option and Grant Plan, as amended (or the 2012 Plan), will expire as of the effective date of the Business Combination and no awards will be granted under the 2012 Plan following its termination. The 2021 Plan, if approved by stockholders, will allow New Spire to provide equity awards as part of New Spire’s compensation program, an important tool for motivating, attracting and retaining talented employees and for providing incentives that promote the Company’s business and increased stockholder value. Non-approval of the 2021 Plan will compel New Spire to significantly increase the cash component of employee compensation following the Closing to continue to attract and retain key employees because New Spire would need to replace components of compensation Spire previously delivered in equity awards, which would therefore reduce New Spire’s operating cash flow.

Both of the boards of directors of NavSight and Spire and their respective compensation committees believe that long-term incentive compensation programs help align more closely the interests of management, employees and stockholders to create long-term stockholder value. Equity plans such as the 2021 Plan increase New Spire’s ability to achieve this objective and, by allowing for several different forms of long-term incentive awards, helps New Spire to recruit, reward, motive, and retain talented personnel. Both of the boards of directors of NavSight and Spire and their respective compensation committees believe that the approval of the 2021 Plan is essential to New Spire’s continued success, and in particular, New Spire’s ability to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which New Spire will compete. Such awards also are crucial to New Spire’s ability to motivate employees to achieve its goals.

Certain Key Plan Provisions

•	The 2021 Plan will continue until terminated by the New Spire Board or its compensation committee.

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The 2021 Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units (“RSUs”) and performance awards.

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A number of shares of New Spire Common Stock will be authorized for issuance pursuant to awards under the 2021 Plan equal to (i) 19,161,000 shares of New Spire Common Stock (provided that prior to the Closing, the administrator of the 2021 Plan will reduce the number of shares under this clause (i) by such number of shares that Spire and NavSight mutually agree is the expected number of shares of New Spire that will be subject to equity awards that are assumed in the Business Combination (or, assumed awards) that are unvested and outstanding as of the date of the Closing), plus (ii) any shares of Spire Common Stock subject to assumed awards and that after the Effective Date are terminated without being exercised in full, are tendered to or withheld by New Spire to satisfy exercise price or tax withholding obligations, or are forfeited to or repurchased by Spire due to failure to vest (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to the foregoing clause (ii) is 22,255,314 shares).

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The 2021 Plan provides for an automatic share reserve increase feature, whereby the share reserve will be increased automatically on the first day of each fiscal year beginning with the 2022 fiscal year, in an amount equal to the least of (i) 23,951,000 shares, (ii) a number of shares equal to 5% of the total number of shares of New Spire Common Stock outstanding on the last day of the immediately preceding fiscal year, and (iii) a lesser number of shares as determined by the administrator. The automatic share reserve feature will cease immediately after the increase on the first day of the 2031 fiscal year.

•	The 2021 Plan will be administered by the New Spire Board or, if designated by the New Spire Board, the compensation committee of the New Spire Board.

Summary of the 2021 Plan

The following paragraphs provide a summary of the principal features of the 2021 Plan and its operation. However, this summary is not a complete description of all of the provisions of the 2021 Plan and is qualified in its entirety by the specific language of the 2021 Plan. A copy of the 2021 Plan is attached to this proxy statement/prospectus/information statement as Annex D.

Purposes of the 2021 Plan

The purposes of the 2021 Plan will be to attract and retain personnel for positions of substantial responsibility with New Spire or any parent or subsidiary of New Spire; to provide additional incentive to eligible employees, directors, and consultants; and to promote the success of the New Spire business. These incentives will be provided through the grant of stock options, stock appreciation rights, restricted stock, RSUs, and performance awards as the administrator of the 2021 Plan may determine.

Eligibility

The 2021 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to New Spire’s employees and any of its parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights and performance awards to employees, directors and consultants of New Spire and employees and consultants of any of its parents or subsidiaries. Following the Closing, we expect New Spire and its subsidiaries to have, collectively, three non-employee directors and approximately 300 employees (including employee directors) and 20 consultants.

Authorized Shares

Subject to the adjustment provisions contained in the 2021 Plan and the evergreen provision described below, a total of 19,161,000 shares of New Spire Common Stock will be reserved for issuance pursuant to the 2021 Plan (provided that prior to the Closing, the administrator of the 2021 Plan will reduce such number of shares by such number of shares that Spire and NavSight mutually agree is the expected number of shares of New Spire that will be subject to assumed awards that are unvested and outstanding as of the date of the Closing). In addition, the shares reserved for issuance under the 2021 Plan will include any assumed awards that, on or after the date of the Closing, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by New Spire for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by New Spire due to failure to vest (provided that the maximum number of shares that may be added to the 2021 Plan pursuant to this sentence is 22,255,314 shares). The number of shares available for issuance under the 2021 Plan also will include an annual increase, or the evergreen feature, on the first day of each of New Spire’s fiscal years, beginning with New Spire’s fiscal year 2022, equal to the least of:

•	23,951,000 shares of New Spire Common Stock;

•	a number of shares of New Spire Common Stock equal to 5% of the total number of shares of all New Spire Class A Common Stock outstanding as of the last day of the immediately preceding fiscal year; or

•	such number of shares of New Spire Common Stock as the New Spire Board or its designated committee may determine no later than the last day of New Spire’s immediately preceding fiscal year.

Shares issuable under the 2021 Plan may be authorized, but unissued, or reacquired shares of New Spire Common Stock. If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program (as described below), or, with respect to restricted stock, RSUs, or performance awards, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2021 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan. Shares that actually have been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; except if shares issued pursuant to awards of restricted stock, RSUs, or performance awards are repurchased or forfeited due to failure to vest, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax liabilities or withholding obligations related to an award (which withholdings may be in amounts greater than the minimum statutory amount required to be withheld as determined by the administrator of the 2021 Plan) will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

If any dividend or other distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares or other securities of New Spire, or other change in the corporate structure of New Spire affecting the shares (other than any ordinary dividends or other ordinary distributions), the administrator of the 2021 Plan, to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan; the number, class, and price of shares covered by each outstanding award; and the numerical share limits contained in the 2021 Plan.

Plan Administration

The New Spire Board or one or more committees appointed by the New Spire Board will have authority to administer the 2021 Plan. The compensation committee of the New Spire Board initially will administer the 2021 Plan. In addition, to the extent it is desirable to qualify transactions under the 2021 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of the 2021 Plan, the administrator has the power to administer the 2021 Plan and make all determinations deemed necessary or advisable for administering the 2021 Plan, including but not limited to, the power to determine the fair market value of New Spire Common Stock, select the service providers to whom awards may be granted, determine the number of shares or dollar amounts covered by each award, approve forms of award agreements for use under the 2021 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of the 2021 Plan and awards granted under it, prescribe, amend and rescind rules and regulations relating to the 2021 Plan, including creating sub-plans, modify or amend each award, and allow a participant to defer the receipt of payment of cash or the delivery of shares that otherwise would be due to such participant under an award. The administrator also has the authority to allow participants the opportunity under an exchange program to transfer outstanding awards granted under the 2021 Plan to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards granted under the 2021 Plan may be surrendered or cancelled in exchange for awards of the same type, which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award granted under the 2021 Plan is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants and will be given the maximum deference permitted by applicable law.

Stock Options

Stock options may be granted under the 2021 Plan. The per share exercise price of options granted under the 2021 Plan generally must be equal to at least 100% of the fair market value of a share of New Spire Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of New Spire’s (or any of its parent’s or subsidiary’s) outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of New Spire Common Stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, certain shares of New Spire Common Stock, cashless exercise, net exercise, as well as other types of consideration permitted by applicable law. After the cessation of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the cessation of service. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the terms of options. Until shares are issued under an option, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2021 Plan, as summarized further above.

Stock Appreciation Rights

Stock appreciation rights may be granted under the 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of New Spire Common Stock between the exercise date and the date of grant. The term of a stock appreciation right may not exceed ten years. After the cessation of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if such cessation is due to death or disability, the stock appreciation rights will remain exercisable for six months following the cessation of service. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for three months following the cessation of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of the 2021 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of New Spire Common Stock, or a combination of both, except that the per-share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right generally will be no less than 100% of the fair market value per share on the date of grant. Until shares are issued under a stock appreciation right, the participant will not have any right to vote or receive dividends or have any other rights as a stockholder with respect to such shares, and no adjustment will be made for a dividend or other right for which the record date is before the date such shares are issued, except as provided in the 2021 Plan, as summarized further above.

Restricted Stock

Restricted stock may be granted under the 2021 Plan. Restricted stock awards are grants of shares of New Spire Common Stock that may have vesting requirements under any such terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of the 2021 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever restrictions on transferability, forfeiture provisions or other restrictions or vesting conditions (if any) it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator may determine that an award of restricted stock will not be subject to any period of restriction and consideration for such award is paid for by past services rendered as a service provider. Recipients of restricted stock awards generally will have voting rights and rights to dividends and other distributions with respect to such shares upon grant, unless the administrator provides otherwise. If such dividends or distributions are paid in shares, the shares will be subject to the same restrictions on transferability and forfeitability as the share of restricted stock with respect to which they were paid. Shares of restricted stock that do not vest are subject to the right of repurchase or forfeiture.

Restricted Stock Units

RSUs may be granted under the 2021 Plan. Each RSU is a bookkeeping entry representing an amount equal to the fair market value of one share of New Spire Common Stock. Subject to the provisions of the 2021 Plan, the administrator determines the terms and conditions of RSUs, including any vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Awards

Performance awards may be granted under the 2021 Plan. Performance awards are awards that may be earned in whole or in part on the attainment of performance goals or other vesting criteria that the administrator may determine, and that may be denominated in cash or stock. Each performance award will have an initial value that is determined by the administrator. Subject to the terms and conditions of the 2021 Plan, the administrator determines the terms and conditions of performance awards, including any vesting criteria and form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, shares, or a combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Non-Employee Directors

All non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2021 Plan. The 2021 Plan provides that in any given fiscal year of New Spire, no outside director may be granted any equity awards (including equity awards under the 2021 Plan) (the value of which will be based on their grant date fair value) and be provided any other compensation (including without limitation any cash retainers and fees) that in the aggregate exceed $750,000, provided that in the New Spire’s fiscal year of the individual’s initial service as a non-employee director, such amount is increased to $1,000,000. For the purposes of this maximum limit provision, the grant date fair values of awards granted under the 2021 Plan will be determined according to GAAP. Any awards or other compensation provided to an individual for his or her services as an employee or a consultant (other than an outside director), or before the Closing, will not count toward this limit. This maximum limit provision does not reflect the intended size of any potential grants or a commitment to make grants to the outside directors under the 2021 Plan in the future.

Non-Transferability of Awards

Unless the administrator provides otherwise, the 2021 Plan generally will not allow for the transfer of awards other than by will or the laws of descent and distribution, and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Dissolution or Liquidation

If there is a proposed liquidation or dissolution of New Spire, the administrator will notify participants at such time before the effective date of such event as the administrator determines and all awards, to the extent that they have not been previously exercised, will terminate immediately before the consummation of such event.

Merger or Change in Control

The 2021 Plan provides that in the event of New Spire’s merger or change in control, as defined in the 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator may provide that awards granted under the 2021 Plan will be assumed or substituted by substantially equivalent awards, be terminated immediately before the merger or change in control, become vested and exercisable or payable and be terminated in connection with the merger or change in control, be terminated in exchange for cash, other property or other consideration or any combination of the above. The administrator is not required to treat all awards, all awards held by a participant, all portions of awards, or all awards of the same type, similarly.

If a successor corporation does not so assume or substitute a substantially equivalent award for any outstanding award (or a portion of such award), then such award (or its applicable portion) will fully vest, all restrictions on such award (or its applicable portion) will lapse, all performance goals or other vesting criteria applicable to such award (or its applicable portion) will be deemed achieved at 100% of target levels and such award (or its applicable portion) will become fully exercisable, if applicable, for a specified period before the transaction, unless specifically provided otherwise under the applicable award agreement or other written agreement with the participant authorized by the administrator. The award (or its applicable portion) will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

If awards granted to a non-employee director while such individual was a non-employee director are assumed or substituted for in the merger or change in control and the service of such non-employee director is terminated (other than upon his or her voluntary resignation that does not include a resignation at the request of the acquirer) on or following the merger or change in control, all such awards will fully vest, all restrictions on such awards will lapse, all performance goals or other vesting criteria applicable to such awards will be deemed achieved at 100% of target levels and such awards will become fully exercisable, if applicable, unless specifically provided otherwise under the applicable award agreement or other written agreement with the non-employee director authorized by the administrator.

Forfeiture and Clawback

Awards will be subject to any clawback policy of which we are required to adopt pursuant to the listing standards of any national securities exchange or association on which New Spire securities are listed or as is otherwise required by applicable laws. The administrator also may specify in an award agreement that the participant’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. The administrator may require a participant to forfeit or return to New Spire or reimburse New Spire for all or a portion of the award and any amounts paid under the award in order to comply with any clawback policy of New Spire as described in the first sentence of this paragraph or with applicable laws.

Amendment or Termination

The 2021 Plan will become effective upon the later to occur of (i) its adoption by the NavSight Board, (ii) approval by NavSight stockholders, or (iii) the time immediately prior to the Closing and will continue in effect until terminated by the administrator. However, no incentive stock options may be granted after the ten-year anniversary of the earlier of the adoption by the NavSight Board or NavSight stockholder approval of the 2021 Plan, and the evergreen feature of the 2021 Plan will terminate on the ten-year anniversary of the earlier of the NavSight Board or NavSight stockholder approval of the 2021 Plan. In addition, the administrator will have the authority to amend, suspend, or terminate the 2021 Plan or any part of the 2021 Plan, at any time and for any reason, but such action generally may not materially impair the rights of any participant without his or her written consent.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the U.S. federal income tax consequences of participation in the 2021 Plan. The summary is based on existing U.S. laws and regulations as of the date of this proxy statement/prospectus/information statement, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction in which the participant may reside. As a result, tax consequences for any particular participant may vary based on individual circumstances.

Incentive Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant or exercise of an option that qualifies as an incentive stock option under Section 422 of the Code. If a participant exercises the option and then later sells or otherwise disposes of the shares acquired through the exercise of the option after both the two-year anniversary of the date the option was granted and the one-year anniversary of the date of exercise of the option, the participant will recognize a capital gain or loss equal to the difference between the sale price of the shares and the exercise price.

However, if the participant disposes of such shares either on or before the two-year anniversary of the date of grant or on or before the one-year anniversary of the date of exercise of the option (a “disqualifying disposition”), any gain up to the excess of the fair market value of the shares on the date of exercise over the exercise price generally will be taxed as ordinary income, unless the shares are disposed of in a transaction in which the participant would not recognize a gain (such as a gift). Any gain in excess of that amount will be a capital gain. If a loss is recognized with respect to the share disposition, there will be no ordinary income, and such loss will be a capital loss.

For purposes of the alternative minimum tax, the difference between the option exercise price and the fair market value of the shares on the date of exercise of the option is treated as an adjustment item in computing the participant’s alternative minimum taxable income in the year of exercise (unless the shares are disposed of in the same year as the option exercise). In addition, special alternative minimum tax rules may apply to certain subsequent disqualifying dispositions of the shares or provide certain basis adjustments or tax credits.

Nonstatutory Stock Options

A participant generally recognizes no taxable income for ordinary income tax purposes as a result of the grant of such an option. However, upon exercising the option, the participant generally recognizes ordinary income equal to the amount that the fair market value of the shares on such date exceeds the exercise price. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. Upon the sale or other disposition of the shares acquired by the exercise of a nonstatutory stock option, any gain or loss (based on the difference between the sale price and the fair market value on the exercise date) will be taxed as capital gain or loss.

Stock Appreciation Rights

In general, no taxable income for ordinary income tax purposes is reportable when a stock appreciation right is granted to a participant. Upon exercise, the participant generally will recognize ordinary income in an amount equal to the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock Awards

A participant acquiring shares of restricted stock generally will recognize ordinary income equal to the fair market value of the shares on the vesting date. If the participant is an employee, such ordinary income generally is subject to withholding of income and employment taxes. The participant, pursuant to Section 83(b) of the Code, may elect to accelerate the ordinary income tax event to the date of acquisition of the shares by filing an election with the IRS generally no later than thirty days after the date the shares are acquired. Upon the sale of shares acquired pursuant to a restricted stock award, any gain or loss, based on the difference between the sale price and the fair market value on the date the ordinary income tax event occurs, will be taxed as capital gain or loss.

Restricted Stock Units and Performance Awards

There generally are no immediate tax consequences of receiving an award of RSUs or a performance award. A participant who is granted RSUs or performance awards generally will be required to recognize ordinary income in an amount equal to the fair market value of shares issued to such participant at the time of settlement of the award upon vesting. If the participant is an employee, generally such ordinary income is subject to income tax withholding and certain employment tax withholdings also would apply to the shares that vest. Any additional gain or loss recognized upon any later disposition of any shares received would be capital gain or loss.

Section 409A

Section 409A of the Code provides certain requirements for non-qualified deferred compensation arrangements with respect to an individual’s deferral and distribution elections and permissible distribution events. Awards with a deferral feature granted under the 2021 Plan to a participant subject to U.S. income tax will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with Section 409A’s provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Medicare Surtax

In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares of New Spire Common Stock issued pursuant to awards under the 2021 Plan. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

Tax Effect for New Spire

New Spire generally will be entitled to a tax deduction in connection with an award under the 2021 Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option) except to the extent such deduction is limited by applicable provisions of the Code. Special rules limit the deductibility of compensation paid to the New Spire chief executive officer and certain “covered employees” as determined under Section 162(m) of the Code and applicable guidance. Under Section 162(m) of the Code, the annual compensation paid to any of these specified individuals will be deductible only to the extent that it does not exceed $1,000,000.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND NEW SPIRE WITH RESPECT TO AWARDS UNDER THE 2021 PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE IMPACT OF EMPLOYMENT OR OTHER TAX REQUIREMENTS, THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH, OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE, OR NON-U.S. JURISDICTION IN WHICH THE PARTICIPANT MAY RESIDE.

Number of Awards Granted to Employees, Consultants and Directors

The number of awards that an employee, director, or consultant may receive under the 2021 Plan is in the discretion of the administrator and therefore cannot be determined in advance. NavSight previously has not sponsored an equity incentive plan, and, therefore, the aggregate number of shares of New Spire Class A Common Stock which would have been received by or allocated to the New Spire named executive officers; executive officers, as a group, directors who are not executive officers, as a group, and all other current employees who are not executive officers, as a group is not determinable. As of                     , 2021, the closing price of a share of NavSight Class A Common Stock was $                    .

Vote Required for Approval

The approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

ESPP PROPOSAL

Overview

The ESPP Proposal—We are seeking stockholder approval for the Spire Global, Inc. 2021 Employee Stock Purchase Plan. The ESPP is being adopted in connection with the Merger and will become effective upon the Closing, but the first offering period will commence at a later date determined by the administrator of the ESPP. Both the NavSight and Spire Boards and their respective compensation committees believe that an employee stock purchase plan will be an important factor in attracting, motivating, and retaining qualified personnel who are essential to our success. The ESPP provides a significant incentive by allowing employees to purchase shares of New Spire Common Stock at a discount through accumulated contributions of their earned compensation. The ESPP will become a significant part of New Spire’s overall equity compensation strategy (especially with respect to our nonexecutive employees) if it is approved by NavSight’s stockholders. If NavSight’s stockholders do not approve the ESPP, New Spire may not be able to offer competitive compensation to existing employees and qualified candidates, which could prevent New Spire from successfully attracting and retaining highly skilled employees.

The ESPP’s initial share reserve which we are asking the stockholders to approve is 3,194,000 shares of New Spire Common Stock. Following the ESPP’s effectiveness, offering periods will not commence under the ESPP until determined by the New Spire Board or its compensation committee.

The NavSight Board has approved the ESPP, subject to the approval of NavSight’s stockholders.

Summary of the 2021 Employee Stock Purchase Plan

The following is a summary of the principal features of the ESPP and its operation. This summary does not contain all of the terms and conditions of the ESPP and is qualified in its entirety by reference to the ESPP as set forth in Annex E attached to this proxy statement/prospectus/information statement.

Purpose

The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the New Spire Common Stock through accumulated contributions, which generally will be made through payroll deductions. The ESPP will permit the administrator of the ESPP to grant purchase rights that qualify for preferential tax treatment under Section 423 of the Code. In addition, the ESPP will authorize the grant of purchase rights that do not qualify under Code Section 423 pursuant to rules, procedures or sub-plans adopted by the administrator that are designed to achieve desired tax or other objectives.

Shares Available for Issuance

If NavSight’s stockholders approve the ESPP, and subject to adjustment upon certain changes in New Spire’s capitalization as described in the ESPP, the maximum number of shares of New Spire Common Stock that will be available for issuance under the ESPP will be 3,194,000 shares of New Spire Common Stock. The number of shares of New Spire Common Stock available for issuance under the ESPP will be increased on the first day of each fiscal year beginning with New Spire’s fiscal year 2022 in an amount equal to the least of (i) 4,791,000 shares of New Spire Common Stock, (ii) a number of shares of New Spire Common Stock equal to 1% of the total number of shares of New Spire Class A Common Stock outstanding on the last day of the immediately preceding fiscal year, or (iii) number of shares determined by the administrator no later than the last day of the immediately preceding fiscal year of New Spire. Shares issuable under the ESPP may be authorized, but unissued, or reacquired shares of New Spire Common Stock.

We currently are unable to determine how long this share reserve may last because the number of shares that will be issued in any year or offering period depends on a variety of factors that cannot be predicted with certainty, including, for example, the number of employees who elect to participate in the ESPP, the level of contributions made by participants and the future price of shares of New Spire Common Stock.

If NavSight’s stockholders do not approve the ESPP, then the ESPP will not become effective and no shares of New Spire Common Stock will be available for issuance thereunder.

The ESPP provides that in the event that any dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase or exchange of New Spire Common Stock or other securities of New Spire or other change in New Spire’s corporate structure affecting New Spire Common Stock occurs (other than any ordinary dividends or other ordinary distributions), to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under the ESPP and/or the purchase price per share and number and class of shares covered by each option granted under the ESPP that has not yet been exercised, and the numerical share limits under the ESPP.

Administration

The New Spire Board or a committee appointed by the New Spire board will have authority to administer the ESPP. Unless and until determined otherwise by the New Spire Board, the compensation committee of the New Spire Board will administer the ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate any subsidiaries of New Spire as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary or advisable for the administration of the ESPP, including, but not limited to, adopting such procedures, sub-plans and appendices to the enrollment agreement as are necessary or appropriate to permit participation in the ESPP by employees who are non-U.S. nationals or employed outside the U.S. The administrator’s findings, decisions and determinations will be final and binding on all participants to the maximum extent permitted by law.

Eligibility

Generally, any of our employees will be eligible to participate in our ESPP if they are customarily employed by New Spire or any of its participating subsidiaries for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, before an enrollment date for all options granted on such enrollment date in an offering, may determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since the employee’s last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Code Section 414(q) or (v) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or who is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is not eligible to participate in an offering. However, an employee may not be granted an option to purchase stock under our ESPP if the employee (i) immediately after the grant, would own stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of New Spire or any parent or subsidiary of New Spire; or (ii) holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year during which his or her right to purchase shares is outstanding at any time. Following the Closing, we expect New Spire to have, collectively, approximately 300 employees (including employee directors).

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of New Spire Common Stock. Participation ends automatically upon termination of employment with New Spire (or its participating subsidiaries).

Offering Periods and Purchase Periods

The ESPP will include a component (the “423 Component”) that is intended to qualify as an “employee stock purchase plan” under Code Section 423, and a component that does not comply with Code Section 423 (the “Non-423 Component).” For purposes of this summary, a reference to the ESPP generally will mean the terms and operations of the 423 Component.

The ESPP will provide for offering periods with a duration and start and end dates as determined by the administrator, provided that no offering period will have a duration exceeding 27 months. Unless determined otherwise by the administrator, each offering period will have one purchase period with the same duration as the offering period. The administrator is authorized to change the duration of future offering periods and purchase periods under the ESPP, including the starting and ending dates of offering periods and purchase periods and the number of purchase periods in any offering periods. Unless determined otherwise by the administrator and to the extent an offering period provides for more than one purchase date in such offering period, if the fair market value of a share of New Spire Common Stock on a purchase date is less than the fair market value of a share of New Spire Common Stock on the first trading day of the offering period, participants in that offering period will be withdrawn from that offering period following their purchase of shares on such purchase date and automatically will be enrolled in a new offering period.

Contributions

The ESPP will permit participants to purchase shares of New Spire Common Stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for overtime and shift premium, incentive compensation, bonuses, commissions, equity compensation and other similar compensation. The administrator may change the compensation eligible for contribution under the ESPP on a uniform and nondiscriminatory basis for future offering periods.

Exercise of Purchase Right

Amounts deducted and accumulated by a participant under the ESPP are used to purchase shares of New Spire Common Stock at the end of each purchase period. The purchase price of the shares will be 85% of the lower of (i) the fair market value of a share of New Spire Common Stock on the first trading day of the offering period or (ii) the fair market value of a share of New Spire Common Stock on the exercise date. A participant will be permitted to purchase a maximum of 1,250 shares during each offering period, provided that the administrator may increase or decrease such maximum number of shares for each purchase period or offering period. Until shares of New Spire Common Stock are issued (as evidenced by the appropriate entry on our books or the books of a duly authorized transfer agent of ours) to a participant, the participant will have only rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder with respect to such shares.

Termination of Participation

Participation in the ESPP generally will terminate when a participating employee’s employment with New Spire or a participating subsidiary of New Spire ceases for any reason, the employee withdraws from the ESPP or New Spire terminates or amends the ESPP such that the employee no longer is eligible to participate. An employee may withdraw his or her participation in the ESPP at any time in accordance with procedures, and prior to any applicable deadline, specified by the administrator. Upon withdrawal from the ESPP, generally the employee will receive all amounts credited to his or her account without interest (unless otherwise required under applicable law) and his or her payroll withholdings or contributions under the ESPP will cease.

Non-Transferability

A participant will not be permitted to transfer the contributions credited to his or her ESPP account or rights granted under the ESPP, other than by will or the laws of descent and distribution.

Dissolution or Liquidation

In the event of New Spire’s proposed dissolution or liquidation, any offering period in progress will be shortened by setting a new purchase date and will terminate immediately before the completion of such proposed transaction, unless determined otherwise by the administrator.

Merger or Change in Control

In the event of a merger or change in control of New Spire, as defined in the ESPP, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the options, the offering period then in progress under the ESPP will be shortened, and a new exercise date will be set to occur before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination

The ESPP will become effective upon the later to occur of (i) its adoption by the NavSight Board, (ii) its approval by NavSight stockholders, or (iii) the time immediately prior to the Closing. The administrator will have the authority to modify, amend, suspend or terminate the ESPP except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase shares of New Spire Common Stock under the ESPP. The ESPP will terminate automatically 20 years after the later of (i) the date of the ESPP’s adoption by the New Spire Board, (ii) the date of the ESPP’s approval by the NavSight stockholders, or (iii) the date of the Closing, unless the administrator of the ESPP terminates it earlier.

Summary of U.S. Federal Income Tax Consequences

The following summary is intended only as a general guide to the material U.S. federal income tax consequences of participation in the ESPP. The summary is based on existing U.S. laws and regulations, and there can be no assurance that those laws and regulations will not change in the future. The summary does not purport to be complete and does not discuss the tax consequences upon a participant’s death, or the provisions of the income tax laws of any municipality, state or non-U.S. jurisdiction to which the participant may be subject. As a result, tax consequences for any particular participant may vary based on individual circumstances.

The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under an employee stock purchase plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to New Spire, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares of New Spire Common Stock acquired under the ESPP or in the event of the participant’s death while still owning the purchased shares of New Spire Common Stock.

If the participant sells or otherwise disposes of the purchased shares of New Spire Common Stock within two years after the start date of the offering period in which the shares of Common Stock were acquired or within one year after the date of purchase of those shares of New Spire Common Stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares of New Spire Common Stock on the purchase date exceeded the purchase price paid for those shares of New Spire Common Stock, and New Spire will be entitled to an income tax deduction equal in amount to such excess, for the taxable year in which such disposition occurs. The amount of this ordinary income will be added to the participant’s basis in the shares of New Spire Common Stock, and any resulting gain or loss recognized upon the sale or disposition will be a capital gain or loss. If the shares of New Spire Common Stock have been held for more than one year since the date of purchase, the gain or loss will be long-term.

If the participant sells or disposes of the purchased shares of New Spire Common Stock more than two years after the start date of the offering period in which the shares of New Spire Common Stock were acquired and more than one year after the date of purchase of those shares of New Spire Common Stock, then the participant generally will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares of New Spire Common Stock on the sale or disposition date exceeded the purchase price paid for those shares of New Spire Common Stock, or (ii) 15% of the fair market value of the shares of New Spire Common Stock on the start date of that offering period. Any additional gain upon the disposition will be taxed as a long-term capital gain. Alternatively, if the fair market value of the shares of New Spire Common Stock on the date of the sale or disposition is less than the purchase price, there will be no ordinary income and any loss recognized will be a long-term capital loss. We will not be entitled to an income tax deduction with respect to such disposition.

In addition, a participant’s annual “net investment income,” as defined in Section 1411 of the Code, may be subject to a 3.8% U.S. federal surtax. Net investment income may include capital gain and/or loss arising from the disposition of shares of New Spire Common Stock purchased under the ESPP. Whether a participant’s net investment income will be subject to this surtax will depend on the participant’s level of annual income and other factors.

If the participant still owns the purchased shares of New Spire Common Stock at the time of death, the lesser of (i) the amount by which the fair market value of the shares of New Spire Common Stock on the date of death exceeds the purchase price or (ii) 15% of the fair market value of the shares of New Spire Common Stock on the start date of the offering period in which those shares of New Spire Common Stock were acquired will constitute ordinary income in the year of death.

Plan Benefits

Participation in the ESPP is voluntary and the number of shares of New Spire Class A Common Stock that would be purchased in any year or offering period under the ESPP is dependent on various factors such as each eligible employee’s election to participate, the amount of his or her eligible compensation, and his or her determination as to the portion of his or her eligible compensation to contribute to the ESPP. Further, such number of shares of New Spire Common Stock that may be purchased under the ESPP is determined, in part, by the price of the shares of New Spire Common Stock on the first day of each offering period and applicable exercise date of each purchase period. Accordingly, the actual number of shares of New Spire Common Stock that would be purchased by any individual under the ESPP in the future is not determinable. We have not previously sponsored an employee stock purchase plan, and, therefore, the number of shares of New Spire Common Stock which would have been received by or allocated to New Spire named executive officers, all current executive officers as a group, and all other current employees who may participate in the ESPP as a group are not determinable. Non-employee directors are not eligible to participate in the ESPP. As of                     , 2021, the closing price of one share of NavSight Class A Common Stock was $                    .

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

ADJOURNMENT PROPOSAL

The Adjournment Proposal allows the NavSight Board to submit a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Condition Precedent Proposals. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the Sponsor and Spire and their respective stockholders to make purchases of shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the Proposals to be put to the special meeting. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the special meeting and is not approved by the stockholders, the NavSight Board may not be able to adjourn the special meeting to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the shares represented virtually or by proxy and entitled to vote thereon and who vote at the special meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the special meeting.

The Adjournment Proposal is not conditioned upon any other proposal.

Recommendation of the NavSight Board of Directors

THE NAVSIGHT BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NAVSIGHT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of NavSight’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NavSight and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NavSight’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. For additional information regarding these considerations, see the section titled “BCA Proposal—Interests of NavSight’s Directors, Officers, and Others in the Business Combination.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences for (i) holders of NavSight Common Stock that elect to have their NavSight Common Stock redeemed for cash if the Business Combination is completed and (ii) holders of Spire Capital Stock who exchange their Spire Capital Stock for NavSight Common Stock in the Business Combination. This discussion applies only to shares of NavSight Common Stock or Spire Capital Stock, as the case may be, held as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, with respect to the redemption of NavSight Common Stock, the discussion is applicable only to holders who purchased NavSight Common Stock in the IPO.

This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding NavSight Common Stock or Spire Capital Stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated transaction;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to NavSight Common Stock or Spire Capital Stock being taken into account in an applicable financial statement;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	regulated investment companies (“RICs”) or real estate investment trusts (“REITs”);

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement is treated as a partnership (or other pass-through entity) for U.S. federal income tax purposes, the tax treatment of the persons treated as partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass-through entities) and the partners (or other owners) in such partnerships (or such other pass-through entities) should consult their own tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of NavSight Common Stock or Spire Common Stock, as the case may be, who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States,

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

•

an entity treated as a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) was in existence on August 20, 1996 and has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Also, for purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of NavSight Common Stock or Spire Capital Stock, as the case may be, who or that is neither a U.S. holder nor an entity classified as a partnership for U.S. federal income tax purposes.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Federal Income Tax Considerations of the Redemption to the Holders of NavSight Common Stock

The following sets out certain material federal income tax consequences of the redemption to the holders of NavSight Common Stock.

The following does not purport to be a complete analysis of all potential tax effects stemming from the Closing that are associated with certain redemptions of NavSight Common Stock. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed herein. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies and could affect the accuracy of the statements herein. NavSight has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that regarding tax consequences discussed below.

This section is not applicable to holders of NavSight Common Stock who do not exercise their redemption rights.

U.S. Holders

Redemption of NavSight Common Stock. In the event that a U.S. holder’s NavSight Common Stock is redeemed pursuant to the redemption provisions described in the section titled “Special Meeting of NavSight—Redemption Rights,” the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the NavSight Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of the NavSight Common Stock, the U.S. holder will be treated as described under “—U.S. Holders—Gain or Loss on Redemption Treated as a Sale of NavSight Common Stock” below. If the redemption does not qualify as a sale of the NavSight Common Stock, the U.S. holder will be treated as receiving a corporate distribution with the tax consequences described below under “—U.S. Holders—Taxation of Redemption Treated as a Distribution.”

Whether a redemption qualifies for sale treatment will depend largely on whether the U.S. holder owns any of NavSight’s stock following the redemption (including any stock treated as constructively owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities), and if so, the total number of shares of NavSight’s stock held by the U.S. holder both before and after the redemption (including any stock constructively treated as owned by the U.S. holder as a result of owning warrants or by attribution from certain related individuals and entities) relative to all of NavSight’s shares outstanding both before and after the redemption. The redemption of NavSight Common Stock generally will be treated as a sale of the NavSight Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in NavSight, or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder. These tests are explained more fully below.

In determining whether any of the foregoing tests is satisfied, a U.S. holder takes into account not only stock actually owned by the U.S. holder, but also shares of our stock that are constructively owned by it. A U.S. holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any stock that the U.S. holder has a right to acquire by exercise of an option, which would generally include NavSight Common Stock that could be acquired pursuant to the exercise of the warrants. Moreover, any NavSight stock that a U.S. holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.

In order to meet the substantially disproportionate test, the percentage of NavSight’s outstanding voting stock actually and constructively owned by the U.S. holder immediately following the redemption of NavSight Common Stock must, among other requirements, be less than 80% of the percentage of NavSight’s outstanding voting stock actually and constructively owned by such U.S. holder immediately before the redemption (taking into account both redemptions by other holders of NavSight Common Stock and the shares of NavSight Common Stock to be issued pursuant to the Business Combination and the PIPE Investment). There will be a complete termination of a U.S. holder’s interest if either (i) all of the shares of our capital stock actually and constructively owned by the U.S. holder are redeemed or (ii) (a) all of the shares of our capital stock actually owned by the U.S. holder are redeemed, (b) the U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members, and (c) the U.S. holder does not constructively own any other stock. The redemption of NavSight Common Stock will not be essentially equivalent to a dividend if a U.S. holder’s redemption results in a “meaningful reduction” of the U.S. holder’s proportionate interest in NavSight. Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in NavSight will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution, and the tax effects will be as described under “—U.S. Holders—Taxation of Redemption Treated as a Distribution” below. After the application of those rules, any remaining tax basis of the U.S. holder in the redeemed NavSight Common Stock will be added to the U.S. holder’s adjusted tax basis in its remaining stock, or, if it has none, to the U.S. holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.

Gain or Loss on Redemption Treated as a Sale of NavSight Common Stock. If the redemption qualifies as a sale of NavSight Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in its redeemed NavSight Common Stock. A U.S. holder’s adjusted tax basis in its NavSight Common Stock generally will equal the U.S. holder’s acquisition cost. A U.S. holder who purchased Units will have to allocate the cost between the Public Shares and Public Warrants comprising the Units based on their relative fair market values at the time of the purchase.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the NavSight Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the NavSight Common Stock may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of NavSight Common Stock, a U.S. holder will generally be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in NavSight Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the NavSight Common Stock as described under “—U.S. Holders—Gain or Loss on Redemption Treated as a Sale of NavSight Common Stock” above.

Dividends (including amounts treated as dividends paid pursuant to a redemption of NavSight Common Stock) NavSight pays to a U.S. holder that is a taxable corporation generally may qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends (including constructive dividends paid pursuant to a redemption of NavSight Common Stock) treated as investment income for purposes of investment interest deduction limitations), and provided that certain holding period requirements are met, dividends NavSight pays to a non-corporate U.S. holder generally will constitute “qualified dividends” that should be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the NavSight Common Stock described in this proxy statement/prospectus/information statement may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Information Reporting and Backup Withholding. In general, information reporting requirements will generally apply to dividends (including constructive dividends paid pursuant to a redemption of NavSight Common Stock) paid to a U.S. holder and to the proceeds of the sale or other disposition of shares of NavSight Common Stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s federal income tax liability provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

Redemption of NavSight Common Stock. The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. holder’s NavSight Common Stock pursuant to the redemption provisions described in the section titled “Special Meeting of NavSight—Redemption Rights” generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. holder’s NavSight Common Stock, as described under “—U.S. Holders—Redemption of NavSight Common Stock” above, and the consequences of the redemption to the Non-U.S. holder will be as described below under “—Non-U.S. Holders—Gain on Redemption Treated as a Sale of NavSight Common Stock” and “—Non-U.S. Holders—Taxation of Redemption Treated as a Distribution,” as applicable.

Gain on Redemption Treated as a Sale of NavSight Common Stock. A Non-U.S. holder will not be subject to U.S. federal income tax on any gain realized on a redemption treated as a sale of NavSight Common Stock unless:

•

the gain is effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such gain is attributable); or

•	the Non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the redemption and certain other requirements are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation may also be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. holder (even though the individual is not considered a resident of the United States) provided that the Non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Taxation of Redemption Treated as a Distribution. If the redemption does not qualify as a sale of NavSight Common Stock, a Non-U.S. holder will generally be treated as receiving a distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from NavSight’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of NavSight’s current and accumulated earnings and profits, will constitute a return of capital that will be applied against and reduce (but not below zero) the Non-U.S. holder’s adjusted tax basis in NavSight Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the NavSight Common Stock and will be treated as described under “Non-U.S. Holders—Gain on Redemption Treated as a Sale of NavSight Common Stock” above. In general, with respect to any distributions that constitute dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (on an IRS Form W-8BEN or W-8BEN-E or other applicable documentation).

If dividends paid to a Non-U.S. holder are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. holder maintains a permanent establishment or fixed place of business in the United States to which such dividends are attributable), the Non-U.S. holder will be exempt from the 30% U.S. federal withholding tax described above if such Non-U.S. holder furnishes to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Payments of dividends (including constructive dividends received pursuant to a redemption of NavSight Common Stock) on NavSight Common Stock will not be subject to backup withholding, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any payments of dividends on NavSight Common Stock paid to the Non-U.S. holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of NavSight Common Stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of NavSight Common Stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends (including amounts paid in redemption of NavSight Common Stock that are treated as dividends) paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified by the delivery of a properly completed IRS Form W-8BEN-E). An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition proceeds of NavSight Common Stock. Non-U.S. holders should consult their tax advisors regarding the possible implications of FATCA on the redemption of NavSight Common Stock.

U.S. Federal Income Tax Considerations of The Business Combination for Spire Stockholders

The following does not purport to be a complete analysis of all potential tax effects for holders of Spire Capital Stock stemming from the Closing. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies and could affect the accuracy of the statements herein. Neither NavSight nor Spire has sought and neither of them will seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that regarding tax consequences discussed below.

Characterization of the Business Combination

The parties to the Business Combination Agreement intend for the Business Combination to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. This conclusion is based upon and relies on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of NavSight and Spire. If any of these representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if any of the representations or covenants contained in any of the transaction-related agreements and documents is inaccurate or not complied with by NavSight or Spire, the Business Combination may not so qualify. Further, the IRS or a court may disagree with such conclusion. NavSight and Spire have not and do not intend to seek any ruling from the IRS regarding the qualification of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, there can be no assurance that the IRS will not assert that the transaction fails to qualify as a “reorganization” or that a court would not sustain such a challenge. In the Business Combination Agreement, each of NavSight, Merger Sub and Spire agrees to file all tax returns consistent with the intended tax treatment of the Business Combination as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and if, after the date thereof, Spire, in its sole discretion, determines that the Business Combination is not reasonably expected to qualify for the Intended Tax Treatment, the parties agree to use commercially reasonable efforts to restructure the Business Combination in a manner that is reasonably expected to cause the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The discussion herein assumes that the Business Combination will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

U.S. Federal Income Tax Consequences for Holders

Assuming that the Business Combination qualifies for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences to holders of Spire Capital Stock who receive only New Spire Common Stock pursuant to the Business Combination will be as follows:

•	a holder should not recognize gain or loss upon the exchange of Spire Capital Stock for New Spire Common Stock pursuant to the Business Combination;

•

a holder’s aggregate tax basis for the shares of New Spire Common Stock received in the Business Combination should equal the holder’s aggregate tax basis in the shares of Spire Capital Stock surrendered in the Business Combination; and

•

the holding period of the shares New Spire Common Stock received by a holder in the Business Combination should include the holding period of the shares of Spire Capital Stock surrendered in exchange therefor.

For purposes of the above discussion regarding the determination of the bases and holding periods for shares of New Spire Common Stock received in the Business Combination, holders who acquired different blocks of Spire Capital Stock at different times for different prices must calculate their bases and holding periods in their shares of Spire Capital Stock separately for each identifiable block of such stock exchanged in the Business Combination.

As provided in Treasury Regulations Section 1.368-3(d), each holder who receives shares of New Spire Common Stock in the Business Combination is required to retain permanent records pertaining to the Business Combination and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Additionally, holders who owned immediately before the Closing at least 1% (by vote or value) of the total outstanding stock of Spire, or Spire “securities” (as specially defined for U.S. federal income tax purposes) the aggregate federal income tax basis of which was at least $1 million, are required to attach a statement to their tax returns for the year in which the Business Combination is completed that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the holder’s tax basis in and fair market value of such holder’s shares of Spire Capital Stock, and any such “securities” surrendered in the Business Combination, the date of the Closing and the name and employer identification number of each of Spire and NavSight.

Tax Consequences if the Business Combination Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code

If the Business Combination does not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, holders of Spire Capital Stock would generally be treated as selling their Spire Capital Stock in exchange for New Spire Common Stock in a taxable transaction.

A U.S. holder that receives consideration pursuant to the Business Combination would generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market values of the New Spire Common Stock, as determined for U.S. federal income tax purposes and (ii) such U.S. holder’s adjusted tax basis in the Spire Capital Stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. holder’s holding period for the Spire Capital Stock surrendered in the Business Combination exceeds one year as of the Closing Date. Long-term capital gain of certain non-corporate U.S. holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.

The tax consequences to a Non-U.S. holder (as defined above) if the Business Combination is treated as a taxable sale of Spire Capital Stock by the Non-U.S. holder generally will be the same as described above under the section titled “Non-U.S. Holders—Redemption of NavSight Common Stock—Gain on Redemption Treated as a Sale of NavSight Common Stock” with respect to the Spire Capital Stock sold. The Business Combination Agreement obligates Spire to deliver a certificate to NavSight on or prior to the Closing Date that as of the date of the certificate, Spire is not a “United States real property holding corporation” for U.S. federal income tax purposes.

A holder’s initial tax basis in New Spire Common Stock received in the Business Combination will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the Closing Date.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus/information statement. All amounts are presented in thousands, except share and per share amounts.

The following unaudited pro forma condensed combined balance sheet and statement of operations as of and for the year ended December 31, 2020 present the historical financial statements of NavSight and Spire, adjusted to reflect the following transactions:

•	The Other Transaction, as described and defined below; and

•	The Business Combination, the PIPE Investment and the other events contemplated by the Business Combination Agreement.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of the combined company upon consummation of the Other Transaction, the Business Combination and the PIPE Investment.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 combines the historical audited balance sheet of NavSight as of December 31, 2020 (as restated), and the historical audited consolidated balance sheet of Spire as of December 31, 2020, on a pro forma basis as if the Other Transaction and the Business Combination, the PIPE Investment and the other events contemplated by the Business Combination Agreement had been consummated on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, combines the historical audited statement of operations of NavSight for the period from May 29, 2020 (inception) through December 31, 2020 (as restated), and the historical audited consolidated statement of operations of Spire for the year ended December 31, 2020 on a pro forma basis as if the Other Transaction and the Business Combination, PIPE Investment and the other events contemplated by the Business Combination Agreement had been consummated on January 1, 2020, the beginning of the earliest period presented.

The Other Transaction is defined as:

•	The sale and issuance by Spire of the 2021 Spire Notes in January and February 2021, in the aggregate principal amount of $20,000 that are convertible to 1,448,383 shares of Spire Common Stock.

The Business Combination, PIPE Investment and other events contemplated by the Business Combination Agreement, give effect to:

•	the reverse capitalization between NavSight and Spire;

•	the conversion of 5,750,000 shares of NavSight Class B Common Stock to NavSight Class A Common Stock;

•	the issuance and sale of 24,500,000 shares of NavSight Class A Common Stock at a purchase price of $10.00 per share resulting in gross proceeds of $245,000 pursuant to the PIPE Investment;

•

the conversion of each share of Spire Capital Stock, including shares of Spire Capital Stock issued pursuant to the conversion of the 2019 and 2021 Spire Notes and the Spire Warrants (assuming cash exercise of such warrants) immediately prior to Closing into a number of shares of New Spire Class A Common Stock equal to the Per Share Closing Consideration, which for purposes of the unaudited pro forma condensed combined financial information has been calculated to be 1.7414, as described further below;

•	the purchase by the Founders of 12,310,279 shares of New Spire Class B Common Stock, which will equal the number of shares of New Spire Class A Common Stock that each Founder receives at Closing;

•	the Earnout Consideration for purposes of the unaudited pro forma condensed combined financial information has been calculated to be 7,327,200 shares, as described further below;

•	the payment of $30,751 (includes prepayment penalties of $717) to extinguish the EIB and Eastward loan facilities using the proceeds generated by the Business Combination; and

•	assuming two redemption scenarios as follows:

•	Assuming No Redemptions: This scenario assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares (“No Redemption Scenario”).

•

Assuming Maximum Redemptions: This scenario assumes that holders of 19,416,841 Public Shares exercise their redemption rights upon consummation of the Business Combination at a redemption price of approximately $10.00 per share (“Maximum Redemptions Scenario”).

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. NavSight and Spire have not had any historical relationship prior to the business combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information and accompanying notes have been derived from and should be read in conjunction with:

•

the historical audited financial statements of NavSight as of December 31, 2020 and for the period from May 29, 2020 (inception) through December 31, 2020 and the related notes (as restated), which are included elsewhere in this proxy statement/prospectus/information statement;

•

the historical audited consolidated financial statements of Spire as of and for the year ended December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus/information statement; and

•

other information relating to NavSight and Spire contained in this proxy statement/prospectus/information statement, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “BCA Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with the sections titled “Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “NavSight’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus/information statement.

Description of the Transactions

The Other Transaction

2021 Spire Notes

From January 2021 through February 2021, Spire issued and sold the 2021 Spire Notes in the aggregate principal amount of $20,000 with a maturity date of July 2022. These convertible notes accrue interest at a rate of 8.0% per annum and are convertible to 1,448,383 shares of Spire Common Stock.

The Business Combination

On February 28, 2021, NavSight entered into the Business Combination Agreement with Merger Sub, Spire, and the Founders, pursuant to which, among other things, (i) Merger Sub will merge with and into Spire, the separate corporate existence of Merger Sub will cease, and Spire will continue as the surviving corporation in the Merger and a wholly owned subsidiary of NavSight and (ii) NavSight will change its name to “Spire Global, Inc.” The Business Combination is to become effective by the filing of a certificate of merger with the Secretary of State of the State of Delaware and will be effective at the Effective Time.

Treatment of Spire Securities

Preferred Stock

Immediately prior to the Effective Time, each issued and outstanding share of Spire Preferred Stock shall be converted into the right to receive shares of Spire Common Stock at the then-applicable conversion ratio, which is expected to be one-to-one, which will then have the right to receive shares of New Spire Class A Common Stock equal to the number of shares of Spire Common Stock receive from such conversion multiplied by the Per Share Closing Consideration.

Convertible Notes

Immediately prior to the Effective Time, each of the Spire Notes (including the 2021 Spire Notes) will be automatically converted into shares of Spire Common Stock, which will have the right to receive shares of New Spire Class A Common Stock equal to the number of shares of Spire Common Stock received from such conversion multiplied by the Per Share Closing Consideration. The conversion ratio for Spire Notes issued before 2021 is 2.482 whereas the conversion ratio for the 2021 Spire Notes is 13.767.

Spire Warrants

Spire Warrants outstanding immediately prior to the Effective Time shall be either exercised in full on a cash or cashless basis or assumed by New Spire as of the Effective Time. As all of the Spire Warrants have exercise prices (average $1.68) substantially below the Value of Per Share Consideration ($17.41), it is probable all outstanding Spire Warrants will be exercised and therefore, the unaudited pro forma condensed combined balance sheet and statement of operations include adjustments related to the exercise of Spire Warrants. Assuming all of the outstanding 1,483,302 warrants are exercised on a one-to-one basis to Spire Common Stock, 2,583,022 shares of New Spire Class A Common Stock would be issued representing approximately 1.6% of shares outstanding for the No Redemptions Scenario and 1.8% for the Maximum Redemption Scenario.

Stock Options

Each Spire Option that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will be assumed by New Spire (an “Assumed Option”). Each such Assumed Option shall continue to have, and be subject to, the same terms and conditions that applied to the corresponding Spire Option (including with respect to vesting criteria) as in effect immediately prior to the Effective Time, except that (i) the Assumed Option shall be exercisable solely for shares of New Spire Class A Common Stock, (ii) the number of shares of New Spire Class A Common Stock subject to each such Assumed Option shall be equal to the product of (a) the number of shares of Spire Common Stock subject to the corresponding Spire Option immediately prior to the Effective Time, multiplied by (b) the Option Exchange Ratio, with any resulting fractional share rounded down to the nearest whole number, and (iii) the exercise price per share of each Assumed Option shall be equal to the quotient obtained by dividing (a) the exercise price per share of the corresponding Spire Option as of immediately prior to the Effective Time by (b) the Option Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent. For purposes of the unaudited pro forma condensed combined financial information, the Option Exchange Ratio has been calculated to be 1.8666. The issuance of the Spire Options would dilute all shares of New Spire Class A Common Stock outstanding at that time. Assuming an expected 11,855,587 vested and unvested options outstanding as of the Closing, 22,129,639 shares of New Spire Class A Common stock resulting from the exercise of Spire Options outstanding would represent approximately 11.7% of shares outstanding for the No Redemptions Scenario and 13.2% for the Maximum Redemption Scenario. As the holder of the Spire Option retains sole discretion as to whether to exercise its rights prior to the Effective Time, the unaudited pro forma condensed combined balance sheet and statement of operations do not include adjustments related to the exercise of Spire Options.

Common Stock

At the Effective Time, each share of Spire Capital Stock, including shares of Spire Capital Stock issued pursuant to the conversion of the 2019 and 2021 Spire Notes and the Spire Warrants (assuming cash exercise of such warrants) immediately prior to Closing into (i) the right to receive such number of shares of New Spire Class A Common Stock equal to the Per Share Closing Consideration, and (ii) a number of Earnout Shares (as defined below). The Per Share Closing Consideration is defined in the Business Combination Agreement to be 110,500,000 shares divided by the fully diluted number of shares of Spire Capital Stock as of immediately prior to the Effective Time including Vested Spire Options, Spire Warrants and Spire Notes. We currently estimate that the Per Share Closing Consideration will be approximately 1.7414 at the Effective Time.

New Spire Class B Common Stock

In addition, in connection with the Closing, the Spire Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that such Spire Founders receives in respect of his or her shares of Spire Capital Stock in the Merger, at a purchase price of $0.0001 per share. New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances.

Earnout Shares

Following the Closing, former holders of shares of Spire Capital Stock (including shares outstanding as a result of the conversion of the Spire Notes and the Spire Warrants) shall be entitled to receive their pro rata share of up to 8,000,000 additional shares (reduced by the Earnout Shares Allocation Ratio) of New Spire Class A Common Stock if, within a five-year period following the signing date of the Business Combination Agreement, the closing share price of the New Spire Class A Common Stock equals or exceeds any of four thresholds over any 20 trading days within a 30-day trading period (each, a “Milestone”). The Earnout Shares to be issued upon the occurrence of the Milestones are deemed to be an earnout consideration arrangement and are expected to be accounted for as a contingent liability (“Earnout Consideration”) and remeasured to fair value each reporting period as they do not meet the conditions to be accounted for as an equity security. For the purposes of the unaudited pro forma condensed combined financial information, the earnout shares are treated as a contingent liability and have been recorded at their estimated fair value, by applying an Earnout Shares Allocation Ratio. The Earnout Shares Allocation Ratio is estimated to be 0.9159 and therefore we have estimated that 7,327,200 addition shares may be issued. The most significant assumptions impacting the fair value of the earnout liability is the estimated share price at closing, the estimated volatility and the risk-free interest rate over the Earnout Period. As the Milestones have not yet been achieved, the Spire Earnout Shares are contingently issuable and not reflected in the pro forma financial information.

The Earnout Consideration is treated as a contingent liability in the unaudited pro forma condensed combined financial information. The issuance of the Earnout Consideration would dilute all shares of New Spire Common Stock outstanding at that time. Assuming the expected capital structure as of the Closing, the 1,831,800 shares issued in connection with each Milestone would represent approximately 1.1% of shares outstanding for the No Redemptions Scenario and 1.2% for the Maximum Redemption Scenario.

The PIPE Investment

On February 28, 2021, concurrently with the execution of the Business Combination Agreement, NavSight entered into the PIPE Subscription Agreements with the PIPE Investors, which include the Sponsor Related PIPE Investors, pursuant to which the PIPE Investors have collectively subscribed for 24,500,000 shares of New Spire Class A Common Stock for an aggregate purchase price equal to $245,000 less $7,000 of estimated equity issuance costs associated with the PIPE Investment accounted for as a reduction to additional paid-in capital. The PIPE Investment will be consummated immediately prior to the closing of the Business Combination.

Expected Accounting for the Business Combination

Notwithstanding the legal form of the Business Combination pursuant to the Business Combination Agreement, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NavSight will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the consolidated financial statements of New Spire will represent a continuation of the consolidated financial statements of Spire, with the Business Combination treated as the equivalent of Spire issuing stock for the net assets of NavSight, accompanied by a recapitalization. The net assets of NavSight will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Spire. Spire has been determined to be the accounting acquirer based on an evaluation of the following facts and circumstances under both the No Redemption Scenario and the Maximum Redemption Scenario:

•

Spire’s existing stockholders will have the greatest voting interest in the combined entity with approximately 79.9% majority interest in the No Redemption Scenario and approximately 86.2% majority interest in the Maximum Redemption Scenario;

•	Certain of Spire’s existing directors and individuals designated by, or representing, Spire stockholders will constitute a majority of the initial New Spire Board following the Closing;

•	Spire’s former senior management team will comprise the majority of the senior management of New Spire;

•	New Spire will utilize Spire’s headquarters;

•	NavSight will assume the name Spire Global, Inc.; and

•	Spire is the larger entity based on revenue, has a larger employee base, and has substantive business operations.

The Earnout Consideration will be accounted for as liability-classified instruments that are earned upon certain triggering events, which includes a change in control event that is not solely indexed to the New Spire Common Stock which precludes it to be an equity-classified instrument. Liability-classified instruments will be recognized at fair value upon the Closing and subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings.

The Public Warrants and the Private Placement Warrants have been reported as liability-classified instruments that will be subsequently remeasured at fair value in future reporting periods, with changes in fair value recognized in earnings. The final accounting of the Business Combination, including shares issued pursuant to the Earnout and NavSight Warrants, will be finalized by New Spire and reported on in the first reporting period following the Closing.

Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of New Spire upon consummation of the Business Combination in accordance with GAAP.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Business Combination and the other events contemplated by the Business Combination Agreement are expected to be used for general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Spire following the consummation of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. NavSight and Spire have not had any historical relationship prior to the transactions discussed in this proxy statement/prospectus/information statement. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the NavSight stockholders approve the Business Combination. Pursuant to the Current NavSight Certificate of Incorporation, the Public Stockholders may elect to redeem their Public Shares upon the closing of the Business Combination for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to NavSight to pay its tax obligations). NavSight cannot predict how many of its Public Stockholders will exercise their right to redeem their Public Shares for cash. Therefore, the unaudited pro forma condensed combined financial information present two redemption scenarios as follows:

•	Assuming No Redemption — this scenario assumes that no Public Stockholders exercise redemption rights with respect to their Public Shares; and

•

Assuming Maximum Redemption — this scenario assumes that 19,416,841 shares of NavSight Class A Common Stock are redeemed, which excludes 3,583,129 shares of NavSight Class A Common Stock held by the Public Stockholders, at an assumed redemption price of approximately $10.00 per share based on the funds held in the Trust Account (plus any pro rata interest earned on the funds held in the Trust Account) as of December 31, 2020, for an aggregate payment of $194,168 and still satisfy the minimum cash amount in the Trust Account required to consummate the Business Combination of at least $225,000, after giving effect to the PIPE Investment and before giving effect to the payment to settle the estimated transaction costs of $31,000 incurred in connection with the Business Combination and the Other Transaction contemplated by the Business Combination Agreement.

The two redemption scenarios assumed in the unaudited pro forma condensed combined balance sheet and statement of operations do not include an adjustment for the 18,100,000 NavSight Warrants (6,600,000 Private Placement Warrants and 11,500,000 Public Warrants) reserved for potential future issuance of New Spire Common Stock as such warrants are only exercisable beginning the later of 30 days after the consummation of the Business Combination or 12 months after the IPO.

If actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

In order to provide a full understanding regarding the calculation of the Per Share Closing Consideration and other pro forma adjustments used in the unaudited pro forma condensed combined financial information, the following supplemental information is provided (see “Notes to Unaudited Pro Forma Condensed Combined Financial Information” for a reconciliation of share amounts):

Spire Share Information	Shares
Common Stock (including Spire Founders)	10,510,253	(1)
Series A Preferred Stock	12,671,911
Series B Preferred Stock	4,869,754
Series C Preferred Stock	7,506,273
Spire Warrants	1,483,302
Spire Notes including the 2021 Spire Notes	21,036,296

Shares Subject to Per Share Closing Consideration	58,077,789

Vested Options	5,376,035	(2)

Fully Diluted Shares	63,453,824

Vested and Unvested Options Outstanding	11,855,587

Spire Founders Common Stock (included above)	7,019,975

Spire Founders Series A Preferred Stock (included above)	49,210

Total Spire Founders Common and Preferred Stock	7,069,185

Spire Founders Vested Options Outstanding (included above)	3,358,774

Spire Founders Vested and Unvested Options Outstanding (included above)	5,974,080

Per Share Closing Consideration Calculation
Closing Consideration (Shares)	110,500,000
Price of Parent Shares	$10.00
Fully Diluted Shares	63,453,824
Per Share Closing Consideration	1.7414	110,500,000 divided by Fully Diluted Shares
Value of Per Share Consideration	$17.41	Per Share Closing Consideration times $10.00

The following summarizes the pro forma New Spire Class A Common Stock and New Spire Class B Common Stock issued and outstanding immediately after the Business Combination, presented under the two redemption scenarios:

	Pro Forma Combined
	(Assuming No Redemption)
	Number of		%	Number of	%
	Shares		Ownership	Votes	Votes
New Spire Class A shares issued to Spire excluding Spire Founders	88,556,574		57.5%	88,556,574	33.4%
New Spire Class A shares issued to Spire Founders	12,310,279	(3)	8.0%	12,310,279	4.6%

Total New Spire Class A shares issued in merger	100,866,853	(4)	65.5%	100,866,853	38.0%
New Spire Class A shares issued to PIPE investors	24,500,000		15.9%	24,500,000	9.2%
New Spire Class A public shares	23,000,000		14.9%	23,000,000	8.7%
New Spire Class B shares issued to Spire Founders	12,310,279		0.0%	110,792,511	41.9%
NavSight Class B converted to New Spire Class A shares	5,750,000		3.7%	5,750,000	2.2%

New Spire Class A and B shares outstanding	166,427,132		100.0%	264,909,364	100.0%

	Pro Forma Combined
	(Assuming Maximum Redemption)
	Number of		%	Number of	%
	Shares		Ownership	Votes	Votes
New Spire Class A shares issued to Spire excluding Spire Founders	88,556,574		65.7%	88,556,574	36.1%
New Spire Class A shares issued to Spire Founders	12,310,279	(3)	9.1%	12,310,279	5.0%

Total New Spire Class A shares issued to Spire in merger	100,866,853	(4)	74.8%	100,866,853	41.1%
New Spire Class A shares issued to PIPE investors	24,500,000		18.2%	24,500,000	10.0%
New Spire Class B shares issued to Spire Founders(5)	12,310,279		0.0%	110,792,511	45.1%
NavSight Class B converted to New Spire Class A shares	5,750,000		4.3%	5,750,000	2.3%
New Spire Class A public shares	3,583,159		2.7%	3,583,159	1.5%

New Spire Class A and B Shares outstanding	147,010,291		100.0%	245,492,523	100.0%

(1)	Includes 154,938 of options exercised from January 1, 2021 to March 31, 2021.
(2)	Includes 645,811 of options that are expected to vest from January 1, 2021 through May 31, 2021.
(3)	Total Spire Founders Common and Preferred Stock 7,069,185 converted at 1.7414.
(4)	58,077,789 Shares Subject to Per Share Closing Consideration less 154,938 of options exercised from January 1, 2021 to March 31, 2021 converted at 1.7414.
(5)

New Spire Class B Common Stock will carry nine votes per share, will not have dividend rights, will be entitled to receive a maximum of $0.0001 per share of New Spire Class B Common Stock upon liquidation, will be subject to certain additional restrictions on transfer, and will be subject to forfeiture in certain circumstances.

The pro forma tables above exclude shares of New Spire Class A Common Stock reserved for future issuance upon the exercise of 22,129,639 Spire Options and 7,327,200 shares of Earnout Consideration. The following table summarizes the total shares of New Spire Class A Common Stock and New Spire Class B Common Stock issuable to Spire Stockholders and option holders in connection with the Business Combination.

New Spire Class A shares issued in merger to Spire	100,866,853
New Spire Class B shares issued in merger to Spire	12,310,279

Business Combination Consideration	113,177,132
Options Outstanding	22,129,639
Earnout Consideration	7,327,200

Shares potentially issued to Spire	142,633,971

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2020

(in thousands)

		Spire Global, Inc.				Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	NavSight (As Restated) Historical	(Historical)	Other Transaction Adjustments (Note 2)		Adjusted	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
ASSETS
Current Assets:
Cash and cash equivalents	$1,323	$15,571	$19,940	(A)	$35,511	$230,007	(B)	$451,940	$(194,168	) (S)	$257,772
						245,000	(D)
						1,590	(E)
						0	(F)
						0	(G)
						(23,000	) (J)
						(8,050	) (K)
						1	(O)
						(30,442	) (R)
Accounts receivable	—	3,738	—		3,738	—		3,738	—		3,738
Contract asset	—	853	—		853	—		853	—		853
Prepaid expenses and other current assets	280	2,112	—		2,112	—		2,392	—		2,392

Total current assets	1,603	22,274	19,940		42,214	415,106		458,923	(194,168)		264,755
Marketable securities held in trust account	230,007	—	—		—	(230,007	) (B)	—	—		—
Property and equipment, net	—	20,458	—		20,458	—		20,458	—		20,458
Intangible assets, net	—	751	—		751	—		751	—		751
Other long-term assets	—	939	—		939	—		939	—		939

Total assets	$231,610	$44,422	$19,940		$64,362	$185,099		$481,071	$(194,168)		$286,903

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current Liabilities:
Accounts payable and accrued expense	$899	$1,775	—		$1,775	—		$2,674	$2,674
Accrued wages and benefits	—	1,590	—		1,590	—		1,590	1,590
Current portion of contract liability	—	8,110	—		8,110	—		8,110	8,110
Accrued offering costs	127	—	—		—	—		127	127
Other accrued expenses	—	1,813	—		1,813	—		1,813	1,813

Total current liabilities	1,026	13,288	—		13,288	—		14,314	14,314

Earnout consideration	—	—	—		—	$ 69,468	(Q)	69,468	69,468
Deferred underwriters’ discount payable	8,050	—	—		—	(8,050	) (K)	—	—
Long-term debt, non-current	—	26,645	—		26,645	(29,734	) (R)	1,709	1,709
						4,798	(R)
Convertible notes payable, net	—	48,631	$20,000	(A)	68,571	(48,631	) (H)	—	—
			(60	) (A)		(19,940	) (H)
Deferred income tax liabilities	—	338	—		338	—		338	338
Warrant liability	23,366	—	—		—	—		23,366	23,366
Other long-term liabilities	—	4,256	—		4,256	(3,810	) (F)	249	249
						(197	) (G)

Total liabilities	32,442	93,158	19,940		113,098	(36,096)		109,444	109,444

Class A Common Stock subject to possible redemption	194,168	—	—		—	(194,168	) (C)	—	—

Stockholders’ (deficit) equity
New Spire class A common stock	—	—	—	—	2	(D)	15	(2	) (S)	13
					1	(L)
					10	(N)
					2	(M)
New Spire class B common stock	—	—	—	—	1	(O)	1	—		1
NavSight class A common stock	—	—	—	—	2	(C)	—	—		—
					(2	) (M)
NavSight class B common stock	1	—	—	—	(1	) (L)	—	—		—
					1	(L)
					(1	) (L)
Series A preferred stock	—	52,809	—	52,809	(52,809	) (I)	—	—		—
Series B preferred stock	—	35,228	—	35,228	(35,228	) (I)	—	—		—
Series C preferred stock	—	65,222	—	65,222	0	(G)	—	—		—
					(65,222	) (I)
Spire common Stock	—	1	—	1	0	(E)	—	—		—
					0	(F)
					2	(H)
					3	(I)
					(6	) (N)
Additional paid-in capital	13,870	10,132	—	10,132	194,166	(C)	585,498	(194,166	) (S)	391,332
					244,998	(D)
					1,590	(E)
					3,810	(F)
					197	(G)
					62,822	(H)
					153,256	(I)
					(21,000	) (J)
					(4	) (N)
					(8,871	) (P)
					(69,468	) (Q)
Accumulated other comprehensive loss	—	(982)	—	(982)	—		(982)	—		(982)
Accumulated (deficit) equity	(8,871)	(211,146)	—	(211,146)	5,747	(H)	(212,905)	—		(212,905)
					(2,000	) (J)
					8,871	(P)
					(4,798	) (R)
					(708	) (R)

Total stockholders’ (deficit) equity	5,000	(48,736)	—	(48,736)	415,363		371,627	(194,168)		177,459

Total liabilities and stockholder’s (deficit) equity	$231,610	$44,422	$19,940	$64,362	$185,099		$481,071	$(194,168)		$286,903

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

			Assuming No			Assuming Maximum
			Redemption Scenario			Redemption Scenario
	For the Period from May 29, 2020 (Inception) through December 31, 2020 NavSight (As Restated) (Historical)	Spire Global, Inc. (Historical)	Transaction Accounting Adjustments (Note 2)		Pro Forma Combined	Additional Transaction Accounting Adjustments (Note 2)		Pro Forma Combined
Revenue	—	$28,490	—		$28,490	—		$28,490
Cost of Revenue	—	10,285	—		10,285	—		10,285

Gross Profit	—	18,205	—		18,205	—		18,205

Operating expenses
Formation and operating costs	$1,041	—	—		1,041	—		1,041
Research and development	—	20,751	—		20,751	—		20,751
Sales and Marketing	—	10,279	—		10,279	—		10,279
General and administrative	—	12,520	$2,000	(BB)	14,520	—		14,520
Loss on satellite deorbit and launch failure	—	666	—		666	—		666

Total operating expenses	1,041	44,216	2,000		47,257	—		47,257

Loss from operations	(1,041)	(26,011)	(2,000)		(29,052)	—		(29,052)

Other income (expense)
Interest income	7	54	(7)	(AA)	54	—		54
Interest (expense)	—	(6,773)	4,490	(CC)	(2,535)	—		(2,535)
			(252)	(DD)
Other income (expense)	(7,837)	626	—		(7,211)	—		(7,211)

Total Other Income (Expense)	(7,830)	(6,093)	4,231		(9,692)	—		(9,692)

Loss before income taxes	(8,871)	(32,104)	2,231		(38,744)	—		(38,744)
Income tax provision	—	400	—		400	—		400

Net loss	$(8,871)	$(32,504)	$2,231		$(39,144)	—		$(39,144)

Weighted average share outstanding of Class A Common Stock	20,212,072			(EE)	154,116,853		(EE)	134,700,012

Basic and diluted net loss per share (Class A Common Stock)	—				$(0.25)			$(0.29)

Basic and diluted weighted average shares outstanding, Class A and B Non-redeemable Common Stock	6,920,082

Basic and diluted net loss per share, Class A and B Non-redeemable Common Stock	$(1.28)

Weighted average shares outstanding of Spire Common Stock		10,323,839

Basic and diluted net loss per share - Spire Common Stock		$(3.15)

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NavSight will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Spire will represent a continuation of the consolidated financial statements of Spire, and the Business Combination will be treated as the equivalent of Spire issuing stock for the net assets of NavSight, accompanied by a recapitalization. The net assets of NavSight will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Spire.

Upon consummation of the Business Combination, management of New Spire will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of New Spire shares outstanding, assuming the Business Combination occurred on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of December 31, 2020 gives pro forma effect to the Business Combination and other related events as if they had been consummated on December 31, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020, gives pro forma effect to the Business Combination as if it had been consummated on January 1, 2020. As previously noted, with the exception of the Other Transaction, the unaudited pro forma does not include the effect of equity transactions that occurred subsequent to January 1, 2021.

The Earnout Consideration will be accounted for as liability-classified equity instruments that are earned upon achieving the triggering events, which include events that are not indexed to the common stock of New Spire. The final allocation of consideration payable to Spire equity holders will be determined upon the completion of the Merger and related events and could differ materially from the two redemption scenarios presented.

The unaudited pro forma condensed combined financial information and the accompanying notes have been derived from and should be read in conjunction with:

•

the historical audited financial statements of NavSight as of December 31, 2020 and for the period from May 29, 2020 (inception) through December 31, 2020 and the related notes (as restated), which are included elsewhere in this proxy statement/prospectus/information statement;

•

the historical audited consolidated financial statements of Spire as of and for the year ended December 31, 2020 and the related notes, which are included elsewhere in this proxy statement/prospectus/information statement; and

•

other information relating to NavSight and Spire contained in this proxy statement/prospectus/information statement, including the Business Combination Agreement and the description of certain terms thereof set forth in the section entitled “BCA Proposal.”

The pro forma adjustments reflect the consummation of the Business Combination based on information available as of the date of this proxy statement/prospectus/information statement and certain assumptions and methodologies that management believes are reasonable under the circumstances. Transaction accounting adjustments, which are described in these notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments that appear in this proxy statement/prospectus/information statement. Management considers this basis of presentation to be reasonable under the circumstances.

One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the Closing are reflected in the unaudited pro forma condensed combined balance sheet as a direct reduction to New Spire’s additional paid-in capital and are assumed to be cash settled.

2.     Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Transaction Accounting Adjustments related to the Other Transaction to Unaudited Pro Forma Condensed Combined Financial Information

The Other Transaction adjustment included in the unaudited pro forma condensed combined financial information as of December 31, 2020 reflect the Other Transaction, which occurred after December 31, 2020 which will significantly impact the Per Share Closing Consideration and are therefore reflected as follows:

(A)

The sale and issuance by Spire of the 2021 Spire Notes in January and February 2021, in the aggregate principal amount of $20,000 that are convertible to 1,448,383 shares of Spire Common Stock. Cash proceeds are presented net of $60 of debt issuance costs.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:

(B)

Reflects the liquidation and reclassification of $230,007 of cash and investments held in the Trust Account of NavSight to cash and cash equivalents that becomes available for general use by New Spire following the Business Combination for both the No Redemption and Maximum Redemption Scenario.

(C)

Reflects the reclassification of NavSight Class A Common Stock subject to possible redemptions as of December 31, 2020 into permanent equity assuming no redemptions and immediate conversion of all 19,416,841 shares par value $0.0001 per share, of NavSight Class A Common Stock into shares of New Spire Class A Common Stock on a one-to-one-basis.

(D)

Reflects the gross proceeds of $245,000 from the issuance and sale of 24,500,000 shares of New Spire Class A Common Stock par value $0.0001 per share at $10.00 per share pursuant to the PIPE Investment.

(E)

Reflects the receipt of $1,590 to exercise 487,375 equity-classified Spire Warrants issued in conjunction with historical debt financings, for 487,375 shares of Spire Common Stock par value $0.0001 per share. See (N) for recapitalization to New Spire Class A Common Stock.

(F)

Reflects the receipt of $0.091 to exercise 909,798 liability-classified Spire Warrants issued in conjunction with historical debt financings, for 909,798 shares of Spire Common Stock par value $0.0001 per share. The carrying value of the warrants of $3,810 was eliminated against additional paid in capital. See (N) for recapitalization to New Spire Class A Common Stock.

(G)

Reflects the receipt of $0.009 to exercise 86,129 liability-classified Spire Preferred Warrants issued in conjunction with historical debt financings, for 86,129 shares of Spire Series C Preferred stock (see (I)). The carrying value of the warrants of $197 was eliminated against paid in capital.

(H)

Reflects the conversion of the Spire Notes issued prior to 2021 with a historical net carrying value of $48,631 with a conversion rate of 2.482 and the 2021 Spire Notes with a net carrying value of $19,940 with a conversion rate of 13.767 into 21,036,296 (19,587,913 related to historical Notes and 1,448,383 related to the 2021 Spire Notes described in (A)) Spire Common Stock shares par value $0.0001 per share based on the applicable conversion rates. The accrued interest of $5,747 was eliminated against accumulated deficit with the remainder of $62,822 (difference in carrying value and par value of New Spire Class A Common Stock) against additional paid in capital. See (N) for recapitalization to New Spire Class A Common Stock.

(I)

Reflects the conversion of all Spire Preferred Stock (12,671,911 shares of Series A preferred, 4,869,754 shares of Series B preferred, and 7,592,402 shares of Series C preferred which includes the 86,129 shares of Series C preferred warrants converted in (G)) into 25,134,067 Spire Common Stock shares pursuant to the conversion rate for such shares of Spire Preferred Stock effective immediately prior to the Closing. See (N) for recapitalization to New Spire Class A Common Stock.

(J)

Reflects the preliminary estimated payment of direct and incremental transaction costs incurred prior to or concurrent with the Business Combination and PIPE Investment of approximately $23,000, which are to be cash settled upon Closing in accordance with the Business Combination Agreement, excluding the $8,050 of deferred underwriter’s discount payable related to the IPO (see (K)). Transaction costs includes legal, accounting, financial advisory and other professional fees related to the Business Combination. Eligible transaction costs will be capitalized. All other transaction costs will be expensed. Approximately $21,000 in transaction costs will be capitalized and $2,000 will be expensed.

(K)	Reflects a $8,050 cash payment of the deferred underwriters’ discount related to the IPO which is due and payable upon the Closing.

(L)

Reflects the conversion of 5,750,000 shares of NavSight Class B Common Stock par value $0.0001 per share to 5,750,000 shares of NavSight Class A Common Stock par value $0.0001 per share and then to 5,750,000 shares of New Spire Class A Common Stock par value $0.0001 per share at a one-to-one ratio.

(M)	Reflects the conversion of 23,000,000 NavSight Class A Common Stock par value $0.0001 to 23,000,000 New Spire Class A Common Stock par value $0.0001 per share at a one-to-one ratio.

(N)

Reflects the recapitalization of equity as a result of the exchange of 10,355,315 shares of Spire Common Stock, 1,397,173 shares of converted Spire Warrants (see (E) and (F)), 21,036,296 shares of converted Spire Notes (see (H)), and 25,134,067 converted Spire Preferred Stock (See (L)) (total shares of 57,922,851) for 100,866,853 shares of New Spire Class A Common Stock par value $0.0001 per share recapitalized at the Per Share Closing Consideration ratio of 1.7414.

(O)

Reflects the receipt of $1.231 from Spire Founders in order to exercise their right to purchase 12,310,279 shares of New Spire Class B Common Stock, par value $0.0001 per share. Prior to Closing, the Spire Founders held 7,069,185 shares of Spire Capital Stock, par value $0.0001 per share, which was recapitalized in (M) to 12,310,279 shares of New Spire Class A Common Stock par value $0.0001 per share. The Spire Founders will purchase shares of New Spire Class B Common Stock, which is equal to the number of their shares of New Spire Class A Common Stock at the stated price of $0.0001 per share.

(P)

Reflects the elimination of NavSight’s historical accumulated deficit with a corresponding adjustment to additional paid-in capital for New Spire in connection with the reverse recapitalization at the Closing for the No Redemption Scenario and Maximum Redemption Scenario.

(Q)

Reflects the preliminary estimated fair value of $69,468 for the Earnout Shares issuable to Spire Stockholders upon the occurrence of a Triggering Event. The preliminary estimated fair value of these shares was determined using the most reliable information available. The actual fair value could change materially once the final valuation is determined at the Closing. For more information, see Note 4.

(R)

Represents a payment of $30,442 (includes prepayment penalties of $708) to extinguish the Spire EIB and Eastward loan facilities using the proceeds generated by the Business Combination. $4,798 of unamortized loan origination costs was also eliminated as a reduction to accumulated deficit.

(S)

Reflects the cash disbursement for the redemption of 19,416,841 shares of NavSight Class A Common Stock at a redemption price of approximately $10.00 per share based on funds held in the trust account as of December 31, 2020, totaling approximately $194,168, under the Maximum Redemption Scenario.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:

(AA)	Reflects the elimination of interest income on investments held in the NavSight Trust Account of $7.

(BB)	Reflects the estimated $2,000 New Spire transaction costs that do not qualify to be capitalized. These costs will not affect New Spire’s income statement beyond 12 months after the acquisition date.

(CC)	Reflects the elimination of the 2020 interest expense for the 2019 Spire Notes converted into Spire common shares prior to the Business Combination of $4,490.

(DD)	Represents the elimination of interest and amortization of deferred loan costs and interest recognized in 2020 associated with the early extinguishment of the EIB and Eastward debt facilities of $252.

(EE)

Reflects the increase in the weighted average shares of New Spire Common Stock outstanding due to the issuance of New Spire Class A Common Stock (and redemptions in the Maximum Redemption Scenario) in connection with the Business Combination and PIPE Investment, which is described further in Note 3.

3. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares of NavSight Common Stock outstanding, and the issuance of additional shares in connection with the Business Combination and Other Transaction, assuming the shares were outstanding since January 1, 2020. As the Business Combination and Other Transaction are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable in connection with the Business Combination have been outstanding for the entire period presented. Under the Maximum Redemption Scenario, the shares assumed to be redeemed by the Public Stockholders are eliminated as of January 1, 2020. Basic and diluted loss per share for NavSight Class A Common Stock and NavSight Class B Common Stock are the same, as each class of common stock is entitled to the same dividend participation rights and economic terms. No unexercised stock options and warrants were included in the earnings per share calculation as they would be anti-dilutive.

	Year Ended December 31, 2020
	Pro Forma Combined
	Assuming No Redemption	Assuming Maximum Redemption
Pro Forma net loss	$(39,144)	$(39,144)
Weighted average shares outstanding - basic and diluted	154,116,853	134,700,012

Net loss per share - basic and diluted	$(0.25)	$(0.29)

New Spire Class A shares public shares	23,000,000	3,583,159
NavSight Class B shares converted to New Spire Class A shares	5,750,000	5,750,000
New Spire Class A shares issued to PIPE investors	24,500,000	24,500,000
New Spire Class A shares issued in merger to Spire excluding Spire Founders shares	88,556,574	88,556,574
New Spire Class A shares issued to Spire Founders	12,310,279	12,310,279

New Spire Class A Shares outstanding	154,116,853	134,700,012

The Company’s potential dilutive securities (unexercised options and contingent consideration) have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same.

4. Earnout Consideration

The Earnout obligations to issue the Earnout Consideration will be accounted for as liability-classified instruments that are earned upon achieving certain triggering events, which includes a change in control event that is not solely indexed to the New Spire Common Stock. The preliminary estimated fair value of the Earnout Consideration is $69,468.

The estimated fair value of the Earnout Consideration was determined by using a Monte Carlo simulation valuation model using a distribution of potential outcomes on a monthly basis over a five-year period. The preliminary estimated fair value of Earnout Consideration was determined using the most reliable information available. Assumptions used in the preliminary valuation, which are subject to change at the Closing, were as follows:

•

Current stock price: The stock price was set at $10.99 per share based on the closing price per share of NavSight Class A Common Stock as of March 1, 2021. A hypothetical 10% increase in stock price would result in a $10,421 increase in the estimated fair value of the Earnout Consideration whereas a hypothetical 10% decrease in stock price would result in a $12,983 decrease in the estimated fair value of the Earnout Consideration.

•	Expected volatility: The volatility rate was determined by using an average of historical volatilities of selected industry peers deemed to be comparable to our business over a five-year period.

•	Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of issuance for zero-coupon U.S. Treasury notes with five-year maturities.

•	Expected term: The expected term is five years.

•	Expected dividend yield: The expected dividend yield is zero as New Spire has never declared or paid cash dividends and have no current plans to do so during the expected term.

The actual fair values of the Earnout Consideration Shares are subject to change as additional information becomes available and additional analyses are performed and such changes could be material once the final valuation is determined at the Effective Time.

INFORMATION ABOUT NAVSIGHT

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to NavSight prior to the consummation of the Business Combination.

General

NavSight is a blank check company incorporated on May 29, 2020 as a Delaware corporation whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NavSight has generated no operating revenues to date and does not expect that it will generate operating revenues until it consummates its initial business combination.

Prior to the IPO, the Sponsor purchased 5,750,000 shares of NavSight Class B Common Stock on June 16, 2020, for which the Sponsor paid an aggregate of $25,000. Prior to the consummation of the IPO, the Sponsor transferred 25,000 shares to each of Mr. Crowell and Ambassador Crumpton and 32,500 shares to Mr. Louie, each members of the NavSight Board, at their original purchase price.

On September 14, 2020, NavSight consummated its IPO of 23,000,000 Units, including the issuance of 3,000,000 Units as a result of the underwriter’s exercise of its over-allotment option. Each Unit consisted of one share of Class A Common Stock, par value $0.0001 per share, of NavSight, and one-half of one redeemable Public Warrant. Each whole Public Warrant entitles the holder thereof to purchase one share of NavSight Class A Common Stock for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to NavSight of $230,000,000.

Substantially concurrently with the closing of the IPO and the exercise of the underwriters’ over-allotment option, NavSight completed the private sale of 6,600,000 Private Placement Warrants at a purchase price of $1.00 per Private Placement Warrant, to the Sponsor, generating gross proceeds to NavSight of $6.6 million. The Private Placement Warrants are identical to the warrants sold as part of the Units in the IPO except that, so long as they are held by the Sponsor or its permitted transferees: (i) they will not be redeemable by NavSight; (ii) they (including shares of Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until 30 days after the completion of NavSight’s initial business combination; (iii) they may be exercised by the holders on a cashless basis; and (iv) they (including the shares of Common Stock issuable upon exercise of these warrants) are entitled to registration rights.

A total of $230,000,000, comprised of the net proceeds from the IPO, was placed in a U.S.-based trust account at Bank of America Corporation, maintained by AST, acting as trustee. Except with respect to interest earned on the funds held in the Trust Account that may be released to NavSight to pay its taxes, if any, the funds held in the Trust Account will not be released from the Trust Account until the earliest to occur of: (i) the completion of NavSight’s initial business combination; (ii) the redemption of any Public Shares properly tendered in connection with a stockholder vote to amend the Current NavSight Certification of Incorporation (a) to modify the substance or timing of NavSight’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if NavSight does not complete its initial business combination within 24 months from the closing of the IPO or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; and (iii) the redemption of all of the Public Shares if NavSight has not completed its initial business combination within 24 months from the closing of the IPO, subject to applicable law. The IPO was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-240100) that became effective on September 9, 2020. As of the date of this proxy statement/prospectus/information statement, there was approximately $                     held in the Trust Account.

On October 29, 2020, NavSight announced that, commencing November 2, 2020, holders of the Units sold in the IPO may elect to separately trade the NavSight Class A Common Stock and Public Warrants included in the Units. Those Units not separated continued to trade on NYSE under the symbol “NSH.U,” and the NavSight Class A Common Stock and Public Warrants that are separated trade on NYSE under the symbols “NSH” and “NSH WS,” respectively.

NavSight’s Founders

NavSight’s team has deployed a proactive sourcing strategy and has focused its efforts on companies where it believes the combination of its founders, Messrs. Coleman and Pearlstein, have unique operating experience, deal making, capital raising, professional relationships and tactical expertise that can be a catalysts to enhance the growth potential and value of a target business and provide opportunities for attractive returns to its stockholders. Although NavSight may pursue targets in any industry, NavSight focuses its search on identifying a prospective target business that provides expertise and technology to U.S. government customers in support of their national security, intelligence and defense missions. NavSight also focuses on prospective target businesses that have unseen potential for revenue growth and/or operating margin expansion with high recurring revenue and cash flow, defensible intellectual property and strong market positions within their competitive niche.

NavSight’s chairman and chief executive Officer, Mr. Coleman, has over 30 years of operating experience with companies providing expertise and technology to U.S. government customers in support of their national security, intelligence, and defense missions. In 2009, Mr. Coleman founded Six3 Systems, Inc. (“Six3”), together with Mr. Pearlstein and the private equity firm, GTCR LLC. Six3 was formed to create a leading provider of cybersecurity, intelligence, surveillance and reconnaissance services and technology to the intelligence community and the U.S. Department of Defense. Throughout his tenure, Six3 grew to approximately 1,600 employees, before being acquired by CACI International Inc. in 2013 for $820 million. As the chief executive officer of Six3, Mr. Coleman pursued a combination of organic growth initiatives and strategic acquisitions, including:

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Harding Security Associates (July 2009). A provider of identity intelligence and other security services to the federal government, including biometric-identification analysis and forensics services to the U.S. Department of Defense.

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BIT Systems (December 2009). An Intelligence, Surveillance and Reconnaissance (“ISR”) company that specializes in the design, development, integration and maintenance of signal processing systems, data analysis, software development, and other mission operations.

•	Novii Design, LLC (September 2010). A provider of large-scale data fusion systems, cyber solutions and high-end enterprise architectures to the intelligence community.

•	Ticom Geomatics, Inc. (April 2012). A provider of Geolocation and ISR systems and services for the national security industry.

Prior to founding Six3, Mr. Coleman was the founder, chief executive officer and president of Integrated Data Systems Corporation (“IDS”), a highly regarded provider of software engineering, computer security and enterprise architecture solutions to the intelligence community and the Department of Defense, which was acquired by ManTech International Corporation in February 2003. Mr. Coleman was subsequently named president and chief operating officer of ManTech International in September 2004 and was elected to its board of directors in March 2006. As president and chief operating officer of ManTech International, Mr. Coleman oversaw the completion of several strategic acquisitions, including Gray Hawk Systems, Inc., GRS Solutions, Inc., McDonald Bradley, Inc., SRS Technologies, Inc. and Emerging Technologies Group, Inc. These acquisitions expanded the scope and scale of ManTech International’s services to the defense and intelligence communities. During Mr. Coleman’s tenure as ManTech International’s President and chief operating officer, revenues and operating income grew significantly, and ManTech International’s share price appreciated considerably.

Mr. Coleman has also held a variety of senior positions with Raytheon Company, Science Applications International Corporation, and the Office of the White House. Mr. Coleman currently serves as a board member of BlackHorse Solutions, Inc., LookingGlass Cyber Solutions, and the National Defense Industrial Association.

NavSight’s executive vice president and chief financial officer, Mr. Pearlstein, has over 25 years of operating experience in the technology sector, including over 10 years of operating experience with companies providing expertise and technology to the U.S. defense and intelligence communities. Throughout Mr. Pearlstein’s career, he has completed over 40 acquisitions, mergers, and divestitures and dozens of complex financing transactions. Mr. Pearlstein was most recently executive vice president and chief financial officer of Cision Ltd. (“Cision”), a position that he held from June 2014 through June 2020. Cision, a leading global provider of software and services to public relations and marketing communications professionals, entered the public markets in June 2017 through a merger with Capitol Acquisition Corp. III in a $2.4 billion transaction and was taken private in January 2020 by Platinum Equity in a $2.7 billion acquisition.

From June 2009 to November 2013, Mr. Pearlstein was the chief financial officer of Six3. From September 2001 until its sale to BAE Systems North America, Inc., the U.S. subsidiary of BAE Systems plc in October 2004, Mr. Pearlstein served as the chief financial officer, treasurer and secretary of DigitalNet Holdings, Inc., a leading provider of technology services and software to the U.S. government defense, intelligence, and civilian agencies. DigitalNet was founded by GTCR LLC, a private equity investment firm, in September 2001 and began operating through the acquisition of Getronics’ Federal IT Services business in November 2002. As chief financial officer, Mr. Pearlstein oversaw the separation of DigitalNet from Getronics and the implementation of key operational initiatives, including changes in DigitalNet’s bid-and-proposal department. DigitalNet completed an initial public offering in October 2003 and was acquired by BAE Systems North America, Inc. in October 2004.

Mr. Pearlstein also served as the chief financial officer for Solera Holdings, Inc. from April 2006 to March 2009, a leading global provider of software and services to the automobile insurance claims processing industry, and Commerce One, Inc.’s (“Commerce One”) Global Services division from September 2000 until July 2001. Mr. Pearlstein joined Commerce One in the acquisition of AppNet, Inc. (“AppNet”), a leading provider of technology-based professional services and solutions, where Mr. Pearlstein served as AppNet’s Senior Vice President from July 1998 through May 1999, and as AppNet’s chief financial officer from May 1999 through September 2000.

Initial Business Combination

NavSight’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the amount of deferred underwriting discounts held in trust and taxes payable on the interest earned on the Trust Account) at the time of signing the agreement to enter into the initial business combination. The NavSight Board has determined that the fair market value of the Business Combination meets the test.

Financial Position

As of the date of this proxy statement/prospectus/information statement, NavSight had approximately $                     million held in the Trust Account. With the funds available, NavSight offers a target business a variety of options such as creating a liquidity event for its owners, providing capital for the potential growth and expansion of its operations or strengthening its balance sheet by reducing its debt ratio. Because NavSight is able to complete its initial business combination using NavSight’s cash, debt or equity securities, or a combination of the foregoing, NavSight has the flexibility to use the most efficient combination that will allow it to tailor the consideration to be paid to the target business to fit its needs and desires.

Submission of NavSight’s Initial Business Combination to a Stockholder Vote

The special meeting to which this proxy statement/prospectus/information statement relates is to solicit your approval of, among other things, the Business Combination. The NavSight Public Stockholders may exercise their redemption rights whether they vote for, against or abstain from voting on the Business Combination. If the Business Combination is not completed, then Public Stockholders electing to exercise their redemption rights will not be entitled to receive such payments. The Initial Stockholders, including the Sponsor, directors, and officers, have agreed to vote any shares purchased during or after the IPO in favor of the Business Combination.

Redemption Rights for Public Stockholders upon Completion of the Business Combination

NavSight is providing its Public Stockholders with the opportunity to redeem all or a portion of their Class A Common Stock upon the completion of the Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest, which interest shall be net of taxes payable, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the Transfer Agent in order to validly redeem its shares. As of the date of this proxy statement/prospectus/information statement, the amount in the Trust Account was approximately $10.00 per Public Share. The per-share amount NavSight will distribute to stockholders who properly redeem their shares will not be reduced by the deferred underwriting commissions that NavSight will pay to the underwriters. Redemptions referred to herein shall take effect as repurchases under the Current NavSight Certification of Incorporation. The Initial Stockholders, directors, and officers have entered into a letter agreement with NavSight pursuant to which they have agreed to waive their redemption rights with respect to their shares in connection with the completion of the Business Combination.

Limitation on Redemption Rights

Notwithstanding the foregoing, the Current NavSight Certification of Incorporation provides that a Public Stockholder, together with any affiliate of such Public Stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of Public Shares without NavSight’s prior consent, which are referred to as the “Excess Shares.” However, NavSight is not restricting such stockholders’ ability to vote all of their shares (including Excess Shares) for or against the initial business combination.

Redemption of Public Shares and Liquidation if No Business Combination

Pursuant to Article 25 of the Current NavSight Certification of Incorporation, NavSight must complete a business combination by September 14, 2022, which is the date 24 months after the consummation of its IPO. If NavSight has not completed an initial business combination within such time period, it shall: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (a) the aggregate amount then on deposit in the Trust Account, including interest not previously released to NavSight to pay taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (b) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to NavSight’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

If NavSight were to expend all proceeds of the IPO and the sale of the Private Placement Warrants held outside of the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Stockholders upon NavSight’s dissolution would be approximately $10.00. In such case, Public Stockholders may only share in the assets of the Trust Account upon the liquidation of NavSight. This may result in Public Stockholders receiving less than they would have received if the Business Combination was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors. The proceeds deposited in the Trust Account could become subject to the claims of NavSight’s creditors which would have higher priority than the claims of the Public Stockholders. NavSight cannot assure that the actual per share redemption amount received by Public Stockholder will not be substantially less than $10.00. Additionally, if NavSight is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in NavSight’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, NavSight may not be able to return $10.00 per share to the Public Stockholders.

Employees

NavSight currently has two executive officers. These individuals are not obligated to devote any specific number of hours to NavSight’s matters but they intend to devote as much of their time as they deem necessary to NavSight’s affairs until NavSight has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for its initial business combination and the stage of the business combination process NavSight is in. NavSight does not intend to have any full-time employees prior to the completion of its initial business combination.

Founders, Officers and Directors

The following sets forth certain information, as of March 31, 2021, concerning NavSight’s founders, officers and directors:

Name	Age	Position
Robert A. Coleman	61	Co-founder, Chairman, and Chief Executive Officer
Jack Pearlstein	57	Co-founder, EVP, Chief Financial Officer and Corporate Secretary, and Director
William P. Crowell	80	Director
Henry A. Crumpton	64	Director
Gilman Louie	60	Director

Robert A. Coleman is one of NavSight’s co-founders and has served as NavSight’s Chairman and Chief Executive Officer. From 1990 to 2003, Mr. Coleman was the founder, Chief Executive Officer, and President of Integrated Data Systems Corporation (“IDS”), a highly regarded provider of software engineering, computer security, and enterprise architecture solutions to the intelligence community and the U.S. Department of Defense, which was acquired by ManTech International in February 2003. Mr. Coleman served as President and Chief Operating Officer of Mantech International from September 2004 to March 2009 and has served as one of its directors since March 2006. In 2009, Mr. Coleman and the private equity firm GTCR LLC founded Six3 Systems, Inc. in order to create a leading provider of cybersecurity, intelligence, surveillance, and reconnaissance services and technology to the intelligence community and the U.S. Department of Defense. Prior to founding IDS, Mr. Coleman held a variety of senior positions with Raytheon, Science Applications International Corporation, and the Office of the White House. Since January 2019, Mr. Coleman has served as an advisory board member of the National Defense Industrial Association, since June 2019 as a board member of BlackHorse Solutions, Inc., and since March 2014 as a board member of LookingGlass Cyber Solutions. Mr. Coleman is also a stockholder in each of BlackHorse Solutions, Inc. and LookingGlass Cyber Solutions. Mr. Coleman holds a B.S. in Computer Science from Clarion University of Pennsylvania.

NavSight believes Mr. Coleman’s significant experience in the defense and intelligence sectors in both private and public companies makes him well qualified to serve as NavSight’s Chief Executive Officer and Chairman of the NavSight Board.

Jack Pearlstein is one of NavSight’s co-founders and has served as NavSight’s Executive Vice President and Chief Financial Officer and as a member of the NavSight Board since August 2020. From June 2014 through June 2020, Mr. Pearlstein served as Executive Vice President and Chief Financial Officer of Cision, Ltd., a leading global provider of software and services to public relations and marketing communications professionals. From June 2009 to November 2013, Mr. Pearlstein was the Chief Financial Officer of Six3 Systems, Inc., a leading provider of cybersecurity, intelligence, surveillance, and reconnaissance services and technology to the U.S. Department of Defense and the intelligence community. From April 2006 to March 2009, Mr. Pearlstein served as the Chief Financial Officer of Solera Holdings, Inc., a leading global provider of software and services to the automobile insurance claims processing industry. Mr. Pearlstein holds a B.S. in Accounting from New York University and an M.B.A. in Finance, from The George Washington University.

NavSight believes Mr. Pearlstein’s significant experience in the defense and intelligence sectors in both private and public companies makes him well qualified to serve as a member of the NavSight Board.

William P. Crowell has served as a member of the NavSight Board since September 2020. Since November 2019, Mr. Crowell has served as a member of the CYR3CON board. Since April 2020, Mr. Crowell has served as a member of the SeaPort Technologies, Inc. board. Since July 2012, Mr. Crowell has served as Partner at Alsop Louie Partners, an early-stage, risk-oriented technology venture capital firm. He is also an independent consultant specializing in information technology, security, and intelligence systems. Until the acquisition by Cisco in June 2007, he was chairman of Broadware Technologies, Inc., a video surveillance software company. Mr. Crowell was also a director at the following companies: ArcSight, Inc., a public security company, which was acquired by HP in 2010; Narus, Inc., which was acquired by Boeing in 2010; Six3 Systems, which was acquired by CACI International Inc in 2013, AirPatrol Corporation, wireless network security company acquired by Sysorex, Inc. in 2014, and Fixmo, Inc., a mobile device security company acquired by Good Technology Corporation in 2014. He was also a director at SafeNet, Inc., an encryption, data protection, and authentication solutions company, which was acquired by Gemalto in 2015, which was subsequently acquired by Thales Group in 2019. Mr. Crowell also served as a director on the SSA board of the DRS and the SAP NS2 Proxy board, and he served as a director at Security First Corp. From 2010 to 2016, Mr. Crowell served as a director at Centripetal Networks, Inc. In the past

Mr. Crowell also held the position of Chairman at ActivIdentity, Inc. Mr. Crowell served as President and Chief Executive Officer of Cylink Corporation, a public company and leading provider of e-business security solutions, from 1998 to 2003, when Cylink was acquired by SafeNet, Inc. Mr. Crowell came to Cylink from the National Security Agency (the “NSA”), where he held a series of senior positions in operations, analysis, strategic planning, research and development, and finance. He served as Deputy Director of Operations at the NSA from 1991 to 1994, running its core signals intelligence mission. In February 1994, he was appointed by President Clinton as the Deputy Director of the NSA and served in that post until his retirement in September 1997. From 1989 to 1990, Crowell served as vice president at Atlantic Aerospace Electronics Corporation (later acquired by Titan Corp), a leading business development in space technology, signal processing, and intelligence systems. In April 1999, Mr. Crowell was appointed to the President’s Export Council, which advised the administration on trade and export policy. After September 11, 2001, he served on the Markle Foundation Task Force on National Security in the Information Age, which published three landmark studies on homeland security and information sharing. He has also served on numerous panels to investigate and improve military command and control, intelligence, and security systems, and served as chairman of the Director of National Intelligence Senior Advisory Group from 2007 to 2014. He served on the Department of Homeland Security Science and Technology Advisory Board from 2013 to 2015. Mr. Crowell holds a B.A. in Government Studies from the Louisiana State University.

NavSight believes that Mr. Crowell’s significant experience in the defense and intelligence sectors in both private and public companies makes him well qualified to serve as a member of the NavSight Board.

Henry A. Crumpton has served as a member of the NavSight Board since September 2020. Ambassador Henry A. Crumpton is the co-chairman and co-Chief Executive Officer of Martin+Crumpton Group (M+CG) LLC, a strategic international advisory and business development firm. In 2008 he founded Crumpton Group which in 2020 merged with JPM Advisory. Since 2019, Ambassador Crumpton has been a partner at AIM13|CVP, a venture capital firm focused on investing in emerging technologies, especially in the defense, national security and intelligence domains. Ambassador Crumpton is currently a board member of Allied BioScience and an advisory board member of Stone Canyon Industries. He previously served on the advisory boards of The Coca-Cola Company from 2012 to 2014, AECOM, Inc. from 2009 to 2013, and DC Capital Partners from 2013 to 2016. He was a director at Argan, Inc. from 2008 to 2017 and was a member of its audit committee. From 2010 to 2021, Ambassador Crumpton served as a director of the Orbis Operations board. In 1981, Ambassador Crumpton joined the CIA’s Clandestine Service as an operations officer. For most of his 24-year career, he operated in the foreign field, including assignments as Chief of Station. In Washington, D.C., he served at the Federal Bureau of Investigation as Deputy Chief of the International Terrorism Operations Section from 1998 to 1999. He was Deputy Chief (Operations) of the Central Intelligence Agency (CIA)’s Counterterrorism Center from 1999 to 2001. He also led the CIA’s Afghanistan campaign from 2001 to 2002. He was Chief of the CIA’s National Resources Division from 2003 to 2005. From 2005 until 2007, Ambassador Crumpton served as the Coordinator for Counterterrorism at the U.S. Department of State. Ambassador Crumpton is the recipient of the Intelligence Commendation Medal; the George H.W. Bush Award for excellence in counterterrorism; the Sherman Kent Award, in recognition of an outstanding contribution to the literature of intelligence; the Donovan Award; and the Distinguished Intelligence Medal, the CIA’s highest award for achievement. Ambassador Crumpton is a member of the Council on Foreign Relations and the Office of Strategic Services Society. He also serves on the CIA Officers Memorial Foundation board. He received a B.A. in Political Science from the University of New Mexico and an M.S. in International Public Policy, with honors, from Johns Hopkins University’s School of Advanced International Studies.

NavSight believes Ambassador Crumpton’s significant experience in the defense and intelligence sectors in various governmental positions makes him well-qualified to serve as a member of the NavSight Board.

Gilman Louie has served as a member of the NavSight Board since September 2020. Mr. Louie is a Partner at Alsop Louie Partners, an early-stage, risk-oriented technology venture capital firm which he founded in 2006. Mr. Louie was a founder and former Chief Executive Officer of In-Q-Tel, Inc., a strategic venture fund created to help enhance national security by connecting the CIA and U.S. intelligence community with venture-backed entrepreneurial companies from 1999 to 2006. Mr. Louie currently serves as chairman of LookingGlass Cyber Solutions, Inc. and has been a board member since 2012. Mr. Louie also served as chairman of Vricon, a joint venture between DigitalGlobe and Saab, AB, which was acquired by Maxar Technologies, Inc. in 2020. Mr. Louie was recently appointed to the Maxar board of directors. Mr. Louie built a career as a pioneer in the interactive entertainment industry, with accomplishments that include the design and development of the Falcon F-16 flight simulator as well as being the person who licensed Tetris, the world’s most popular computer game, from its developers in the Soviet Union. During that career, Mr. Louie founded and ran a publicly traded company called Spectrum HoloByte from 1986 to 1998 which ultimately was acquired by Hasbro Corporation. Following the acquisition, Mr. Louie served as chief creative officer of Hasbro Interactive and general manager of the Games.com group before founding In-Q-Tel. He also served as a member of the Markle Foundation Task Force on National Security in the Information Age from 2003 to 2017, served as a member of the Technical Advisory Group for the United States Senate Select Committee on Intelligence from 2008 to 2017, chaired the committee on Persistent Forecasting of Disruptive Technologies for the National Academies from 2009 to 2011, served as a Commissioner of the National Commission for the Review of Research and Development Programs of the United States Intelligence Community from 2011 to 2012, served as a Board of Visitors from 2015 to 2019. Mr. Louie also currently serves as a Special Advisor to the President of the National Intelligence University and was appointed in 2019 as a Commissioner of the National Security Commission on Artificial Intelligence. Mr. Louie completed the Advanced Management program/International Seniors Management Program at Harvard Business School and received a Bachelor of Science in Business Administration from San Francisco State University.

NavSight believes Mr. Louie’s significant experience in the defense and intelligence sectors in both private and public companies as well as various government positions makes him well-qualified to serve as a member of the NavSight Board.

Number and Terms of Office of Officers and Directors

The number of directors in the NavSight Board can be no less than one and no more than five. The number of directors have to be fixed from time to time by the NavSight Board or by the stockholders at the annual or a special meeting. Commencing at the first annual meeting of the stockholders, and at each annual meeting of the stockholders thereafter, directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the second annual meeting of the stockholders after their election, except whenever the holders of one or more series of the Preferred Stock have the right, voting separately by class or series, to elect one or more directors, the term of office, the filing of vacancies, the removal from office and other features of such directorships will be governed by the terms of such series of the Preferred Stock as set forth in the Current NavSight Certificate of Incorporation and such directors will not be included in any of the classes created pursuant to other provisions of the Current NavSight Certificate of Incorporation, unless expressly provided by such terms. Unless removed in accordance with the Current NavSight Certificate of Incorporation or the Current NavSight Bylaws, each director elected will hold office for the term for which he is elected and until his successor will have been elected and qualified. At any meeting of stockholders called expressly for that purpose, any director or the entire NavSight Board may be removed, but only for cause and by the affirmative vote of the holder or holders of a majority of the shares then entitled to vote at an election of directors, except whenever the holders of one or more series of the Preferred Stock have the right, voting separately by class or series, to elect one or more directors, the term of office, the filing of vacancies, the removal from office and other features of such directorships will be governed by the terms of such series of preferred stock as set forth in the Current NavSight Certificate of Incorporation and such directors will not be included in any of the classes created pursuant to other provisions of the Current NavSight Certificate of Incorporation, unless expressly provided by such terms. Prior to the completion of an initial business combination, any vacancy on the NavSight Board may be filled by a nominee chosen by holders of a majority of NavSight Class B Common Stock. In addition, prior to the completion of an initial business combination, holders of a majority of NavSight Class B Common Stock may remove a member of the board of directors for any reason.

Our officers are appointed by the NavSight Board and serve at the discretion of the NavSight Board, rather than for specific terms of office. The chief executive officer may also appoint such officers and agents, other than the chief executive officer and the secretary, as he or she shall deem necessary or desirable, who shall hold their offices at the discretion of the president, rather than for specific terms of office. The NavSight Board must elect a chief executive officer and a secretary and is also authorized to elect persons to the offices set forth in the Current NavSight Bylaws as it deems appropriate. The Current NavSight Bylaws provides that NavSight’s officers may consist of a chairman of the board of directors, chief financial officer, treasurer, controller, vice presidents, assistant vice presidents, assistant secretaries, assistant treasurers, assistant controllers and such other officers as may be determined by the NavSight Board.

Director Independence

NYSE listing standards require that a majority of the NavSight Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The NavSight Board has determined that Messrs. Crowell and Louie and Ambassador Crumpton are “independent directors” as defined in the NYSE listing standards and applicable SEC rules. NavSight’s independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

The NavSight Board has three standing committees: an audit committee, a compensation committee and a corporate governance and nominating committee. Subject to phase-in rules and a limited exception, the rules of the NYSE and Rule 10A of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Subject to phase-in rules and a limited exception, the rules of the NYSE require that the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

Messrs. Crowell and Louie and Ambassador Crumpton serve as members of NavSight’s audit committee. The NavSight Board has determined that each of Messrs. Crowell and Louie and Ambassador Crumpton are independent under the NYSE listing standards and applicable SEC rules. Mr. Louie serves as the chairman of the audit committee. Each member of the audit committee is financially literate and the NavSight Board has determined that Mr. Louie qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The primary functions of the audit committee include:

•	appointing, compensating and overseeing NavSight’s independent registered public accounting firm;

•	reviewing and approving the annual audit plan for NavSight’s company;

•	overseeing the integrity of NavSight’s financial statements and NavSight’s compliance with legal and regulatory requirements;

•	discussing the annual audited financial statements and unaudited quarterly financial statements with management and the independent registered public accounting firm;

•

pre-approving all audit services and permitted non-audit services to be performed by NavSight’s independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

establishing procedures for the receipt, retention and treatment of complaints (including anonymous complaints) NavSight receives concerning accounting, internal accounting controls, auditing matters or potential violations of law;

•	monitoring NavSight’s environmental sustainability and governance practices;

•

establishing procedures for the receipt, retention and treatment of complaints received by NavSight regarding accounting, internal accounting controls or reports which raise material issues regarding NavSight’s financial statements or accounting policies;

•	approving audit and non-audit services provided by NavSight’s independent registered public accounting firm;

•	discussing earnings press releases and financial information provided to analysts and rating agencies;

•	discussing with management NavSight’s policies and practices with respect to risk assessment and risk management;

•

reviewing any material transaction between NavSight’s chief financial officer that has been approved in accordance with NavSight’s Code of Ethics for NavSight’s officers, and providing prior written approval of any material transaction between NavSight and NavSight’s chief executive officer; and

•	producing an annual report for inclusion in NavSight’s proxy statement, in accordance with applicable rules and regulations.

The audit committee is a separately designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.

Compensation Committee

The members of NavSight’s compensation committee are Messrs. Crowell and Louie and Ambassador Crumpton, with Mr. Crowell serving as chairman of the compensation committee.

Under the NYSE listing standards and applicable SEC rules, NavSight is required to have a compensation committee composed entirely of independent directors. The NavSight Board has determined that each of Messrs. Crowell and Louie and Ambassador Crumpton is independent. NavSight has adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•

reviewing and approving corporate goals and objectives relevant to NavSight’s chief executive officer’s compensation, evaluating NavSight’s chief executive officer’s performance in light of those goals and objectives, and setting NavSight’s chief executive officer’s compensation level based on this evaluation;

•

setting salaries and approving incentive compensation and equity awards, as well as compensation policies, for all other officers who file reports of their ownership, and changes in ownership, of NavSight Common Stock under Section 16(a) of the Exchange Act (the “Section 16 Officers”), as designated by the NavSight Board;

•	making recommendations to the board with respect to incentive compensation programs and equity-based plans that are subject to board approval;

•	approving any employment or severance agreements with the Section 16 Officers;

•	granting any awards under equity compensation plans and annual bonus plans to NavSight’s chief executive officer and the Section 16 Officers;

•	approving the compensation of NavSight’s directors; and

•	producing an annual report on executive compensation for inclusion in NavSight’s proxy statement, in accordance with applicable rules and regulations.

The compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee considers the independence of each such adviser, including the factors required by the NYSE and the SEC.

Compensation Committee Interlocks and Insider Participation

None of NavSight’s executive officers currently serves, and in the past year has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on the NavSight Board.

Corporate Governance and Nominating Committee

The members of NavSight’s corporate governance and nominating committee are Messrs. Crowell and Louie and Ambassador Crumpton, with Ambassador Crumpton serving as chairman of the corporate governance and nominating committee. Under the NYSE listing standards, NavSight is required to have a corporate governance and nominating committee composed entirely of independent directors. The NavSight Board has determined that each of Messrs. Crowell and Louie and Ambassador Crumpton is independent.

The primary function of the corporate governance and nominating committee include:

•	identifying individuals qualified to become members of the board of directors and making recommendations to the board of directors regarding nominees for election;

•	reviewing the independence of each director and making a recommendation to the board of directors with respect to each director’s independence;

•	developing and recommending to the board of directors the corporate governance principles applicable to NavSight and reviewing NavSight’s corporate governance guidelines at least annually;

•	making recommendations to the board of directors with respect to the membership of the audit, compensation and corporate governance and nominating committees;

•

overseeing the evaluation of the performance of the board of directors and its committees on a continuing basis, including an annual self-evaluation of the performance of the corporate governance and nominating committee;

•	considering the adequacy of NavSight’s governance structures and policies, including as they relate to NavSight’s environmental sustainability and governance practices;

•	considering director nominees recommended by stockholders; and

•	reviewing NavSight’s overall corporate governance and reporting to the board of directors on its findings and any recommendations.

Code of Ethics

NavSight adopted a Code of Ethics applicable to its directors, officers and employees. A copy of the Code of Ethics is posted on NavSight’s website, and a copy will be provided without charge upon request from NavSight. NavSight intends to disclose any amendments to or waivers of certain provisions of NavSight’s Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

•	the corporation could financially undertake the opportunity;

•	the opportunity is within the corporation’s line of business; and

•	it would not be fair to NavSight’s company and its stockholders for the opportunity not to be brought to the attention of the corporation.

Certain of NavSight’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities, including entities that are affiliates of NavSight’s Sponsor, pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of NavSight’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Delaware law. NavSight does not believe, however, that the fiduciary duties or contractual obligations of NavSight’s officers or directors will materially affect NavSight’s ability to complete NavSight’s initial business combination.

Below is a table summarizing the entities to which NavSight’s executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s Business	Affiliation
Robert Coleman	The National Defense Industrial Association	Trade association for the United States government and defense industrial base	Board member

	BlackHorse Solutions, Inc.	Provides expertise in cyber, electronic warfare, virtual operations, artificial intelligence, and machine learning to U.S. government customers	Board member

	LookingGlass Cyber Solutions, Inc.	Cyber-security software company	Board member

Jack Pearlstein	Cision, Ltd.	Public relations software and services	Advisor

Individual	Entity	Entity’s Business	Affiliation
William P. Crowell	Alsop Louie Partners	Venture Capital	Partner
	CYR3CON	Artificial Intelligence	Board member

Henry A. Crumpton	Martin+Crumpton Group LLC	Strategic Advice	Co-chairman & co-CEO
	AIM13CVP	Investment Advisor Firm	Partner
	Allied BioScience	Biotechnology	Board member
	Stone Canyon Industries	Industrials	Advisory board

Gilman Louie	Alsop Louie	Venture Capital Firm	Partner
	LookingGlass Cyber Solutions, Inc.	Cybersecurity	Executive chairman
	Maxar (NYSE: MAXR)	Geospatial Intelligence	Board member
	National Security Commission on Artificial Intelligence	Artificial Intelligence	Commissioner
	Niantic	Augmented Reality Gaming	Board member
	Aerospike	Database	Board member
	Wickr	Secure Communications	Chairman
	Baton Systems	Financial Payments	Board member
	Theorix	Artificial Intelligence & Big Data Analysis	Board member
	Mixed Dimensions	3D Printing & Manufacturing	Board member
	Aurora Insights	Radio Frequency Geomapping	Board member
	Shape Labs	3D Body Scanning/Health	Board member

Potential investors should also be aware of the following other potential conflicts of interest:

•

NavSight’s executive officers and directors are not required to, and will not, commit their full time to NavSight’s affairs, which may result in a conflict of interest in allocating their time between NavSight’s operations and NavSight’s search for a business combination and their other businesses. NavSight does not intend to have any full-time employees prior to the completion of its initial business combination. Each of NavSight’s executive officers and directors is engaged in several other business endeavors for which they may be entitled to substantial compensation, and NavSight’s executive officers and directors are not obligated to contribute any specific number of hours per week to NavSight’s affairs.

•

In June 2020, the Sponsor purchased 5,750,000 shares of NavSight Class B Common Stock, and simultaneously with the closing of the IPO, purchased the Private Placement Warrants. The Sponsor then transferred 25,000 of such shares to each of Mr. Crowell and Ambassador Crumpton and 32,500 to Mr. Louie at their original purchase price.

•

The Sponsor and each member of NavSight’s management team have entered into letter agreements with NavSight, pursuant to which they have agreed to waive their redemption rights with respect to their shares in connection with (i) the completion of NavSight’s initial business combination and (ii) a stockholder vote to approve an amendment to the Current NavSight Certificate of Incorporation that would affect the substance or timing of NavSight’s obligation to allow redemption in connection with NavSight’s initial business combination or to redeem 100% of the Public Shares if NavSight has not completed an initial business combination within 24 months from the closing of the IPO. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its shares if NavSight does not complete NavSight’s initial business combination within the prescribed time frame, at which point the Private Placement Warrants will expire worthless. Except as described herein, the Sponsor and NavSight’s directors and executive officers have agreed not to transfer, assign, or sell any of their shares until the earliest of (i) one year after the completion of NavSight’s initial business combination or (ii) subsequent to NavSight’s initial business combination, (a) if the last reported sale price of NavSight Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after NavSight’s initial business combination, or (b) the date on which NavSight completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of NavSight’s stockholders having the right to exchange their NavSight Common Stock for cash, securities or other property. The Private Placement Warrants will not be transferable until 30 days following the completion of NavSight’s initial business combination. Because each of NavSight’s executive officers and directors will own common stock or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate NavSight’s initial business combination.

•

The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

•

NavSight’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to NavSight’s initial business combination.

NavSight is not prohibited from pursuing an initial business combination with a business combination target that is affiliated with the Sponsor, officers or directors or making the acquisition through a joint venture or other form of shared ownership with the Sponsor, officers or directors. In the event NavSight seeks to complete NavSight’s initial business combination with a business combination target that is affiliated with the Sponsor, executive officers or directors, the NavSight Board, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA or from an independent accounting firm, that such initial business combination is fair to NavSight from a financial point of view. NavSight is not required to obtain such an opinion in any other context. Furthermore, in no event will either of the Sponsor or any of NavSight’s existing officers or directors, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of NavSight’s initial business combination. Further, commencing on the date NavSight’s securities are first listed on the NYSE, NavSight has reimbursed the Sponsor for office space and administrative support services provided to NavSight in the amount of $10,000 per month. NavSight cannot assure you that any of the above-mentioned conflicts will be resolved in NavSight’s favor.

Limitation on Liability and Indemnification of Officers and Directors

The Current NavSight Certification of Incorporation provides that its officers and directors will be indemnified by NavSight to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Current NavSight Certification of Incorporation of incorporation provides that its directors will not be personally liable for monetary damages to NavSight or its stockholders for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to NavSight or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

NavSight has entered into agreements with its officers and directors to provide contractual indemnification in addition to the indemnification provided for in the Current NavSight Certification of Incorporation. The Current NavSight Bylaws also permit NavSight to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification.

NavSight has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures NavSight against its obligations to indemnify its officers and directors. NavSight’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to NavSight and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the Trust Account due to their ownership of Public Shares). Accordingly, any indemnification provided will only be able to be satisfied by NavSight if (i) it has sufficient funds outside of Trust Account or (ii) NavSight completes an initial business combination.

NavSight’s indemnification obligations may discourage stockholders from bringing a lawsuit against its officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against NavSight’s officers and directors, even though such an action, if successful, might otherwise benefit NavSight or its stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent NavSight is required to pay the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

NavSight believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

NAVSIGHT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to the “we,” “us,” “our, “ the “Company” or “NavSight” refer to NavSight prior to the consummation of the Business Combination. The following discussion and analysis of NavSight’s financial condition and results of operations should be read in conjunction with NavSight’s selected consolidated financial statements and notes to those statements included in the section titled “Selected Historical Financial Information of NavSight” and elsewhere in this proxy statement/prospectus/information statement. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. NavSight’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors. Please see the section titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this proxy statement/prospectus/information statement.

Overview

We are a blank check company formed under the laws of the State of Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses. We intend to effectuate the Business Combination using cash from the proceeds of the IPO and the sale of the Private Placement Warrants, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to raise capital or to complete our initial Business Combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through December 31, 2020 were organizational activities, activities in connection with preparing for the IPO, identifying a target for the business combination, and other activities in connection with the proposed acquisition of Spire. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from May 29, 2020 (inception) through December 31, 2020, we had a net loss of $8,871,171, which consists of operating costs of $1,040,966, a non-cash charge for the change in fair value of warrant liabilities of $7,257,000, and transaction costs of $580,529 incurred in connection with the IPO, offset by interest earned on marketable securities held in the Trust Account of $7,324.

Liquidity and Capital Resources

On September 14, 2020, we consummated the IPO of 23,000,000 Units, including the issuance of 3,000,000 Units as a result of the underwriter’s exercise of its over-allotment option, at $10.00 per unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the IPO and the exercise of the underwriters’ over-allotment option, we consummated the sale of 6,600,000 Private Placement Warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $6,600,000.

Following the IPO, the exercise of the over-allotment option and the sale of the Private Placement Warrants, a total of $230,000,000 was placed in the Trust Account. We incurred $13,056,945 in transaction costs, including $4,600,000 of underwriting fees, $8,050,000 of deferred underwriting fees and $406,945 of other costs.

For the period from May 29, 2020 (inception) through December 31, 2020, cash used by operating activities was $421,474. Net loss of $8,871,171 was affected by interest earned on marketable securities held in the Trust Account of $7,324, a non-cash charge for the change in fair value of warrant liabilities of $7,257,000, transaction costs of $580,529 incurred in connection with the IPO, and changes in operating assets and liabilities, which provided $619,492 of cash from operating activities.

As of December 31, 2020, we had cash and marketable securities held in the Trust Account of $230,007,324. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less deferred underwriting commissions and income taxes payable), to complete our Business Combination. We may withdraw interest to pay franchise and income taxes. During the period ended December 31, 2020, we did not withdraw any interest earned on the Trust Account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of December 31, 2020, we had cash of $1,323,425 outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Initial Stockholders or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants identical to the Private Placement Warrants, at a price of $1.00 per warrant at the option of the lender.

Liquidity and Going Concern

We will need to raise additional capital through loans or additional investments from our Sponsor, stockholders, officers, directors, or third parties. Our officers, directors and Sponsor may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet our working capital needs. Accordingly, we may not be able to obtain additional financing. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all. These conditions raise substantial doubt about our ability to continue as a going concern through one year and one day from the date of issuance of these financial statements, the date that we will be required to cease all operations, except for the purpose of winding up, if a Business Combination is not consummated. These conditions raise substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay the Sponsor a monthly fee of $10,000 for office space, administrative and support services to the Company. We began incurring these fees on September 9, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

The underwriters are entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will be waived by the underwriters in the event that the Company does not complete a Business Combination, subject to the terms of the underwriting agreement.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

NavSight Class A Common Stock Subject to Possible Redemption

We account for our shares of NavSight Class A Common Stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480, Distinguishing Liabilities from Equity. Shares of NavSight Class A Common Stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, the NavSight Class A Common Stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Loss per Common Share

We apply the two-class method in calculating earnings per share. Net income (loss) per common share, basic and diluted for NavSight Class A Common Stock subject to possible redemption is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, if any, by the weighted average number of shares of NavSight Class A Common Stock subject to possible redemption outstanding for the period. Net income (loss) per common share, basic and diluted for and non-redeemable common stock is calculated by dividing net loss less income attributable to NavSight Class A Common Stock subject to possible redemption, by the weighted average number of shares of non-redeemable common stock outstanding for the period presented.

Warrant Liability

We account for the warrants issued in connection with our IPO in accordance with the guidance contained in ASC 815-40-15-7D under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the warrants was estimated using a Monte Carlo simulation approach.

Recent Accounting Standards

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

INFORMATION ABOUT SPIRE

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us,” or “our” refer to the business of Spire and its subsidiaries prior to the consummation of the Business Combination.

We are a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point—space—so organizations can make decisions with confidence, accuracy, and speed. We use a growing multi-purpose satellite constellation to source hard to acquire, valuable data and enrich it with predictive solutions. We then provide this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. We give commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space.

We collect this space-based data through our proprietary constellation of over 100 LEMUR nanosatellites, to deliver proprietary data, insights and predictive analytics to customers as a subscription. In March 2021, our fully deployed satellite constellation covered the earth over 200 times per day on average and its global ground station network performed over 1,600 contacts each day on average, reliably and resiliently collecting data with low latency. Our cloud-based data infrastructure processed five terabytes of data each day on average in March 2021, in creating our proprietary data analytics solutions. We deliver these solutions through an API infrastructure that delivers approximately one terabyte of data each day to our customers. The global data we collect includes data that can only be captured from space with no terrestrial alternatives. We collect this data once and are able to sell it an unlimited number of times across a broad and growing set of industries, including aviation and maritime, with global coverage and near real-time data that can be easily integrated into customer business operations.

The market for our services has benefited from the significant and growing demand for space-based data, driven by rapidly growing adoption of data and analytics into everyday business operations. Advancements in Artificial Intelligence (“AI”), Machine Learning (“ML”) and big data analytics are making it easier to utilize such technologies to solve some of the world’s most complex business challenges. The number of use cases and business models leveraging space-based data, insights and analytics is growing rapidly across an increasing number of industries. Customers use our data for tracking vessels and flights around the globe, optimizing fuel efficiency, monitoring illegal activities, analyzing commodity trading, ensuring regulatory compliance, protecting physical assets from adverse weather events and optimizing crop yields, among many other applications. Based on analysis conducted by a consulting company, our management estimates that the total addressable market for our space-based data and analytics offerings is expected to grow from $66 billion in 2021 to $91 billion by 2025, which market is comprised of the data and analytics markets for maritime, aviation, weather, and orbital services. In addition, we believe the long-term market opportunity for weather forecasting today is a fraction of what it will be in the future. Based on analysis conducted by a consulting company, our management estimates that weather variability creates approximately $3 trillion of economic loss per year, which is expected to grow more than 60% by 2050 as a result of climate change. In March 2021, we had approximately 170 ARR Solution Customers, which included Chevron Corporation, the U.S. Air Force, NASA, Flightradar24 AB, and VesselBot Ship Chartering Ltd. For the definition of ARR Solution Customers, see the section titled “Spire’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

From our founding in 2012, we have set out to help inspire, lead, and innovate the business of space-based data. Today, our proprietary data and solutions are being used to help customers solve some of Earth’s greatest challenges from tracking vessels around the globe, to climate change adaptation. With over eight years of development, approximately 170 ARR Solution Customers, and over $190 million of capital invested to date from strategic partners and investors, we are a key partner to commercial and government organizations seeking to solve some of the world’s toughest problems with insights from space. We believe we are well positioned to capture the growing need for space-based data.

Industry Background

We believe technological advancements and the rapid pace of innovation continue to drive the commercialization of spaced-based data, analytics and insights, making them more relevant to businesses, governments and to the public at large. Furthermore, we believe the demand for data that can be collected from space is growing rapidly, while the cost of access to space is falling. Key trends in our industry include the growth in the number of constellations and the availability of space-based data, the shift in user demand from data toward analytics and insights, climate change adaptation, the emergence of the new space economy, and advancements in on-board technologies.

Growth in the number of constellations and the availability of data

One of the biggest drivers of growth in our industry has been the growth in the number of satellites orbiting the earth and the increasing amounts of data being made available by them. Satellites continue to evolve in smaller form, as small as a breadbox or even as tiny as a mobile phone SIM, with significant capabilities. These smaller satellites are less expensive to build and easier to launch than legacy satellites. These nanosatellite constellations are disrupting the space industry due to their rapid pace of innovation and deployment cycles and lower cost to deploy in orbit.

Shift in user demand from data to analytics

Users are increasingly demanding not only data, but also analytics and insights. Advancements in technologies such as big data and cloud-based processing allow for massive amounts of data to not only be stored but also analyzed in real-time, providing users with faster, more meaningful data, analytics and insights. Artificial intelligence, machine learning and the application of specified algorithms continue to improve insights and predictive analytics.

Climate change response

The response to the world’s problem of global warming and climate change over the past several decades has been largely focused on efforts to reduce greenhouse gas emissions. More recently, there has been a growing realization that the world lacks sufficient tools to anticipate and respond effectively to extreme weather events and climate change, and that more of our efforts and investment should be focused on how we can best protect vulnerable populations, infrastructure, land, and the impact to the global economy. We believe weather prediction technologies and predictive analytics will play an increasingly important role in helping to devise strategies to maintain water quality and availability, modify land use, protect and preserve coastal land and development, manage stormwater logistics, repair and retrofit vulnerable facilities, and maximize the use of green infrastructure.

Advancements in on-board technologies

Rapid innovation in space technology infrastructure, including communication devices and sensors, have improved data download times, spatial resolution and measurement accuracies, allowing for better space-based data, analytics and insights to be delivered faster.

Before space-based data, legacy solutions were often burdened with substantial shortcomings in terms of coverage and safety. For instance, before the advent of Automatic Dependent Surveillance-Broadcast (“ADS-B”), aviation stakeholders were blind to the vast majority of global aerospace activity, as terrestrial-based solutions were unable to track aircraft over oceans. This occasionally resulted in tragedies like that of Malaysia Airlines Flight 370, which disappeared in March 2014 while flying a routine route from Kuala Lumpur to Beijing. In March 2021, our sensors covered the entirety of the globe over 200 times per day on average, including remote areas where terrestrial AIS, ADS-B, and atmospheric weather information are out of reach. We believe we are the only player that collects satellite AIS data, satellite ADS-B data and radio occultation weather data globally and simultaneously, both allowing us to combine them into our solutions as well as granting us unique insights and the opportunity to cross-sell to customers.

Our Solution Offerings

Our proprietary constellation of LEMUR nanosatellites collects and transmits data to our proprietary global ground station network. The data is then autonomously moved from ground stations to proprietary data warehouses for cleansing, standardization, fusion, and analysis. Via the SpireSight API, our customers receive proprietary data, analysis, and predictive solutions delivered seamlessly in near real time.

We collect data from space once and can sell it an unlimited number of times without added cost. The three forms of data we monetize are:

•	Clean data: Clean and structured data directly off our proprietary nanosatellites;

•	Smart data: Clean data fused with third-party datasets and proprietary analysis to enhance value and provide insights; and

•	Predictive solutions: Big data, AI, and ML algorithms applied to fused data sets to create predictive analytics and insights.

We monetize our proprietary solutions across a broad and growing range of current and target industries including agriculture, logistics, financial services, and real estate, among others. The largest industries we currently serve include maritime, aviation and government (civilian and defense).

Maritime

We provide precise space-based data, insights and predictive analytics for highly accurate ship monitoring, ship safety and route optimization. We leverage the International Maritime Organization AIS standard, which is an automatic tracking system that uses transceivers on ships to provide geographic location data with minimal latency through historical or live satellite AIS (“S-AIS”) data as observed by our satellites and terrestrial AIS (“T-AIS”) data from third party sensor stations. Our AIS-based maritime solutions increase global maritime domain awareness, facilitate coastline policing, and provide greater visibility of the poles. Key applications include:

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Tracking vessels globally: Precise vessel tracking using AIS data helps owners and operators know where vessels are located. Using Vessels API, customers can run queries by Maritime Mobile Service Identity (MMSI), vessel name, call signs, AIS class type, and more;

•	Optimizing fuel efficiencies: Smart route planning, identification of busy shipping lanes, and port selection enable customers to effectively manage fuel costs;

•	Monitoring illegal activities and compliances: Near real-time solutions help facilitate organizations to secure fishing territories, protect submarine assets, and analyze maritime incidents; and

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Analyzing commodity trading: Fuel, grain, building materials, and precious metals are all traded by sea. We constantly track what, where, and by whom commodities are being traded. We use location data and maritime intelligence in combination with trade data to visualize the global commodity flow and identify patterns.

In March 2021, our constellation collected 276 million AIS messages daily on average.

Aviation

We provide global satellite-based aircraft tracking data to power applications, drive decision making, and improve cost efficiencies. We utilize International Civil Aviation Organization-backed ADS-B aircraft tracking data to provide a near real-time precision and situational awareness for pilots and controllers. Using ADS-B, customers can track the overall operational status of their aviation assets and relevant weather conditions along a given aircraft’s flight path or in particular areas of interest. Our versatile datasets include historical and near real-time aircraft position and status, aircraft type and airline data, flight and airport information, delivered via our near real-time and historical data APIs. Our satellites capture global aircraft movements from space using ADS-B signals, even when the aircraft is flying over oceans, deserts, mountains and regions without available ground-based tracking. Key applications include:

•	Flight tracking: We generate near real-time information on the movements of all ADS-B equipped aircrafts across continents and oceans for a long suite of regulatory and operations applications;

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Estimated time of arrival/on-time performance: Our versatile, near real-time aviation ADS-B data streams provide insight into both historical on-time performance and real time estimated time of arrivals;

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Overflight fee: National aviation authorities charge overflight fees to operators of aircraft that fly in their airspace, but neither take off nor land in the country. Our easy to integrate APIs allow automatic detection and aid in fee administration;

•	Air cargo and freight analytics: Tracking all cargo aircraft in near real time can be leveraged for analysis of supply of air cargo capacity which aids in optimizing pricing and distribution;

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Analytics and market intelligence: Companies integrate live and historical flight and weather data into innovative solutions for their customers and internal teams, driving more favorable outcomes through deeper insights; and

•	Predictive maintenance and aircraft management: By tracking aircraft usage and flight patterns, our data aids in the analysis allowing for less aircraft downtime and fewer schedule disruptions.

In March 2021, our constellation collected 498 million ADS-B messages daily on average.

Weather

We provide space-based data, insights, and predictive analytics for more accurate weather forecasting by utilizing radio occultation technology (“RO”). RO offers global and precise weather monitoring capabilities, capturing detailed temperature, humidity, and pressure information across the entire planet. Our extensive low-orbit satellite constellation collects near real-time data from every layer of the atmosphere, even at traditionally difficult high and low altitude ranges. Our constellation delivers global access to a specialized global observation dataset and delivers accuracy, previously only available locally and in well-developed regions. These tools provide immense value to governments, companies and individuals across the world, including the following sampling of applications:

•	Asset protection: Our data can help facilitate the protection of physical assets like power lines from storm damage;

•	Crop yields: Customers can use our solutions to help to optimize crop yields with optimal farm operations;

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Local weather forecasting: Taking exact measurements around the world helps improve local forecasts since weather systems connect globally and can provide emergency management professionals and search and rescue teams with highly detailed forecasting across their operational regions; and

•	Reducing losses and insurance: Provision of data can decrease losses related to inclement weather and provide enhanced customer experiences in insurance.

In March 2021, our constellation collected approximately 11,000 RO profiles daily on average.

Orbital Services

We leverage our fully deployed, at-scale space, ground, and cloud infrastructure and our proven, low risk development lifecycle and proprietary infrastructure to provide our Orbital Services solution, which takes full advantage of our space heritage, vertically integrated capabilities and global space infrastructure to revolutionize how customers access space. Akin to cloud-based services like AWS, Microsoft Azure, and Google Cloud Platform, we provide customers fast, scalable, and reliable access to space data at a fraction of the cost and time it historically took by leveraging the operational infrastructure we use for our own data and analytics solutions across maritime, aviation, and weather. In doing so, customers are able to convert high capital expenditures typically recognized at the outset into affordable and recurring operating expenditures though flexible subscription-based pricing model. Our consistent launch schedule and end-to-end, LEMUR design and manufacturing process allow customer sensors to go from design to launch in as early as three to six months, as opposed to three to five years common under legacy satellite development.

Our Market Opportunity

We believe the use of data and analytics has increased broadly across all industries. Given the exclusive vantage point of space, space-based data like ours is in greater demand across various end markets. Given our ability to cater to multiple sectors, we estimate the total addressable market for our business using an end markets approach. Based on analysis conducted by a consulting company, our management estimates our total addressable market to be $66 billion market for 2021, which market is comprised of the data and analytics markets for the maritime, aviation, weather and Orbital Services sectors.

Weather

Weather forecasting is a critical component across markets whose operations are affected by it. Accurate weather forecasting provides industries the lead-time necessary to protect assets, increase productivity, reduce operational risk and improve customer experiences. Based on analysis conducted by a consulting company, our management estimates that weather variability creates approximately $3 trillion of economic loss per year and is estimated to grow by more than 60% by 2050, primarily driven by climate change.

According to NOAA, there were 22 weather or climate disaster events with losses exceeding $1 billion that affected the United States in 2020 alone. 2020 also represented the sixth consecutive year in which 10 or more billion-dollar weather and climate disaster events have affected the United States. We believe a significant portion of this loss could have been mitigated through advance and accurate weather prediction.

We believe traditional weather prediction services rely primarily on freely available weather prediction output from government entities. Their value proposition is often limited or focused on increased usability as these services lack access to a differentiated, global, space-based data source and a true, global Numerical Weather Prediction (NWP) analytics capability. Differentiated weather prediction solutions require ownership of both data and prediction algorithms, both areas in which we have developed significant capabilities. Based on analysis conducted by a consulting company, our management estimates that the long-term opportunity for weather data, analytics, and solutions will be approximately $300 billion by 2025 (this assumes $0.9 to $1.5 trillion of damages caused by climate change would be avoided through improved weather forecasting).

Aviation

While we believe the aviation industry was the most significantly impacted by the COVID-19 pandemic compared to other industries we service, we expect it to revert to pre-COVID levels over the next few years. The recovery could accelerate based on the pace of vaccine rollouts currently underway worldwide. As airlines shift towards this multi-year recovery path, we believe there will be an increased focus on cost reduction, performance improvement and optimizing commercial levers (pricing, bundling, etc.) to improve profitability. Businesses that invest in digital and analytical capabilities stand to benefit the most in this regard by enabling a more dynamic operating structure.

A few other macro trends that we believe are driving the demand for data and analytics in the industry are:

•	Customer focus: Gathering data on customer preferences and feedback will help provide differentiated and tailored experiences, thereby enabling price expansion;

•	Aviation regulations: Use of ADS-B is projected to be mandatory worldwide by all aircrafts by 2023; and

•	Environmental concerns: Fuel efficiency and optimizing travel routes can help reduce carbon emissions.

We are one of the only companies with capabilities in satellite ADS-B data able to capture radio frequencies in remote locations where ground-based receivers cannot reach. Based on analysis conducted by a consulting company, our management estimates that the aviation market to be $15 billion in 2021 and expected to grow to $22 billion by 2025.

Maritime

We believe the maritime industry has been underserved to date by the digital revolution. Ocean based industries such as shipping, fishing, offshore energy, and natural assets are significant building blocks of the global economy; however, these industries continue to trail behind other sectors with respect to technology adoption. S-AIS data is highly useful to customers in the maritime industry, providing global coverage where T-AIS is out of reach, allowing easy integration of datasets and having low latency characteristics. This data is useful for tracking vessels around the globe, helping ship owners optimize routes for fuel efficiency, helping port authorities monitor illegal activity and compliance with maritime regulations, and providing data for commodity trading algorithms used by the investing community. We are one of the only companies able to provide S-AIS clean data in this market. Based on analysis conducted by a consulting company, our management estimates the total addressable market for the maritime industry to be $4 billion in 2021 and $7 billion by 2025. Our unique ability to provide both S-AIS and weather data will be critical in the recovery and further development of the maritime industry.

Orbital Services

Satellites are becoming a critical player in the booming space industry. According to the Union of Concerned Scientists (UCS) satellite database, there are more than 3,000 satellites in orbit as of December 2020. We believe space-focused investments have grown recently, and in this environment, Orbital Services is making access to space easier and simpler. Our Orbital Services offering provides customers with the ability to gather data from space without having to worry about the required satellite infrastructure or operations. We provide the full satellite life-cycle service based on our core technology and processes that we use in our own data businesses, allowing customers to use de-risked technology and a large global ground network without needing expertise in space or significant capital investments. Further, our rapid manufacturing technique helps customers save time, allowing them to focus on their desired applications. Our software-only solution provides even more rapid application deployment to space by taking advantage of assets that we already have in orbit. Our customers also benefit from our continued advancement in both hardware and software as new technologies are rolled out to our network. Orbital Services could also help address a portion of the government space budget, providing us opportunities beyond just commercial or civil customers focused on earth observation. We believe there is an increased trend towards the use of small satellites over the next phase of development of the space economy and this is a technology, which is core to our business offering, that positions us as the right partner for our customers. Based on analysis conducted by a consulting company, our management estimates the total addressable market for the provision of Orbital Services to be $33 billion with the potential to grow to $39 billion by 2025.

Our Competitive Advantage

Source:	Management as of March 31, 2021
(1)	Space heritage is calculated as the sum of the years of service of all satellites launched
(2)	In the month of March 2021

We are a global provider of space-based data, analytics and insights. We deliver unique datasets and powerful insights about Earth to our customers from the ultimate vantage point of space. From our founding in 2012, we set out to help inspire, lead and create the business of space-based data, analytics and insights. Today, our proprietary products and services are used to help our customers solve our customers’ challenges, from tracking vessels and aircraft around the globe, to climate change adaptation and weather prediction. We believe that our competitive strengths include the following:

Large, Fully Operational Constellation

Our proprietary, fully operational constellation of over 100 multi-purpose nanosatellites is one of the largest constellations in the industry. Our competitors operate significantly smaller constellations, or need to leverage satellite assets that belong to others, which we believe limits their ability to collect and provide the type, breadth and scale of data, analytics and insights that we provide to our customers.

Fully Integrated Model

We are vertically integrated with our own proprietary constellation, network of ground stations and data analytics solutions, which we believe allows us to innovate faster than our competitors. We design and develop our own payloads, design and manufacture our own satellites, license, own, and operate our own ground station network, and we operate and manage our own cloud-based infrastructure and proprietary data and analytics platform. In connection with these activities, we currently maintain over 20 domestic, regional, and international licenses for space and ground-stations that are difficult to replicate and widen the competitive moat. We believe this fully integrated model allows us to innovate faster, improve quality by controlling more of the required processes, deliver solutions more rapidly, and offer products at a lower cost than many of our competitors that need to integrate many of these capabilities from different providers.

Software-Defined Architecture and Proprietary Models and Algorithms

Our sensors have been developed in a manner such that they can be functionally altered and/or upgraded over time through a web-based API. This allows us to improve the capability and functionality of our sensors on orbit over time without having to launch new satellites. Many of our competitors have developed sensors and constellations that are not alterable once on orbit, thereby reducing their usefulness over time, requiring new sensors and new satellites to be developed and launched more frequently. Further, since our founding, we have developed proprietary models and algorithms that we utilize to deliver unique data sets and predictive analytics for maritime, aviation, and weather customers. We believe our proprietary models and algorithms enable us to deliver unique data sets, analytics and insights to customers that they are unable to get from others.

Differentiated Customer Value Proposition

We are disrupting the satellite value chain with our Orbital Services model, which provides fast, scalable and reliable access to space at a fraction of the cost and time it would take to develop such infrastructure in-house. Leveraging our space heritage, vertically integrated capabilities and global infrastructure, customers can access space with lower operating expenses instead of high upfront capital expenditure. Our regular launch schedule and in-house nanosatellite design and assembly allows customer sensors to go from design to launch-ready in as little as three to six months.

Multi-Solution Offering

We believe we are the only player collecting maritime, aviation and weather datasets globally and simultaneously to combine them into its solutions. We are able to provide a new or existing customer with all or any combination of our solutions to help them solve some of Earth’s greatest challenges. This also allows existing customers to add additional solutions and increase the amount of space-based data they are receiving from us over time. With four unique solutions, we can help customers solve a large number of use cases through our space-based data, insights, and analytics.

Efficient Business Model

We have a unique business model that has limited capacity constraints. We collect data once and are able to sell it an unlimited number of times. We can earn revenue without having to increase the total number of satellites in production. In March 2021, our asset utilization in terms of satellite uptime was near 100%. Taking into account the multi-purpose nature of our satellites simultaneously running ADS-B, AIS and RO data, utilization in terms of data output can be close to 300%.

Experienced Management Team

Our management team and board of directors blend a range of backgrounds and skills from technology, software, artificial intelligence, space, and government. In engineering, we are led by accomplished and visionary technologists and scientists who have decades of experience in relevant fields. Our commercialization efforts are managed by individuals with prior successes in building and growing both direct and indirect, channel-driven sales organizations.

Our Growth Strategy

Using our expertise in data analytics and satellite sensors, we seek to provide our customers with the most accurate and reliable data and proprietary analytics. We plan to continue to grow our customer base and expand our business with existing clients. Key elements of our growth strategy include:

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Acquire new customers: We believe there is an opportunity to further invest in sales and marketing personnel to drive awareness of our offerings and further adoption of our services. We plan to hire additional sales and marketing personnel to help convert our strong pipeline and increase focus on our identified underpenetrated end markets;

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Increase adoption by our existing customers: As data and analytics become increasing integral to everyday business operations, we believe there is an attractive opportunity to upsell additional data sets as well as our predictive analytics offerings to our existing approximately 170 ARR Solution Customer base as of March 2021;

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Expand our presence in existing geographies and enter into new geographies: We plan to acquire new customers by expanding our presence in existing geographies and entering into new geographies. We believe new geographies, such as Latin America and the Middle East, are attractive opportunities for us with significant numbers of potential new customers;

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Expand our current offerings: We plan to expand our proprietary data sets and SpireSight analytics engine. Some examples of potential new offerings include soil moisture, ionosphere, RF monitoring, spectrum monitoring, Electro Optical (“EO”) and Synthetic Aperture Radar (“SAR”) data fusion and AI and ML for weather; and

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Opportunistic acquisitions: While there are many organic growth opportunities, we also see potential opportunities to expand our customer base and offerings inorganically through strategic acquisitions. Some examples of attractive end markets are third-party data providers and companies with cutting edge software capabilities.

Our Technology Platform

Our Constellation

We operate a large constellation of LEMUR satellites along with a global network of ground stations. By operating our own satellites and ground stations, we are able to quickly and efficiently collect large volumes of data and make them available to our customers.

The graphic above depicts the locations of Spire’s ground stations throughout the world as of April 25, 2021.

Key elements of our constellation include:

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Nanosatellite Space Platform: We have developed a configurable nanosatellite platform called LEMUR, which is used to deploy data-generating sensors into space and provide all necessary resources for them to be operated efficiently, including power, pointing, data communications, and onboard processing. As of March 31, 2021, the LEMUR platform has accumulated over 300 years of space flight heritage, with over 110 nanosatellites deployed in over 30 unique configurations. LEMUR is compatible with a significant number of available launch vehicles, having completed 28 launch campaigns on nine unique vehicles.

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Radio frequency sensors: We have developed a number of software-defined-radio based sensors, including AIS receivers, ADS-B receivers, and GNSS radio occultation (“GNSS-RO”) receivers. These sensors are used to produce the proprietary datasets used in our data and analytics solutions.

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Ground station network: We have deployed and operates a network of 29 ground stations distributed around the globe. These ground stations allow seamless communications between LEMUR nanosatellite platforms (and their hosted sensors) and our cloud-based operations and data processing system.

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Automated operations system: We have developed a cloud-based automated operations system, which allows us and users of our Orbital Services solution to operate sensors hosted on the LEMUR nanosatellite platform seamlessly through a web API. The operations system includes proprietary optimization algorithms which allow coordinated operations of multiple satellites, enabling us and our Orbital Services users to scale operations of constellations efficiently.

Our Solutions and Services

We collect, analyze, and enrich information gathered from our constellation of LEMUR satellites. The data collected from our satellites are downloaded to our data repository through a Spire-managed global network of ground stations. The collected data is analyzed and enriched by our proprietary data platform and made available to customers through our data API.

We offer data and analytics through our proprietary data platform across four solutions: maritime, aviation, weather, and Orbital Services. Each data solution is fully capable stand-alone, allowing customers to purchase data incrementally or as a bundle. Our data platform is massively scalable. In March 2021, it aggregated hundreds of millions of messages and served more than one terabyte of data per day.

Key elements of our data platform include:

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All-in-one: Our data platform provides a unified view of data that is accessed from multiple data sources globally. Through this single view users are able to gain better insight and make informed decisions;

•	Robust, deep data set: Our platform’s ability to aggregate data from multiple sources provide our users with a rich and robust data set upon which they can make more informed decisions;

•	SaaS platform: Our cloud-based platform allows users to ingest massive amounts of data in near real-time; and

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Cloud-based data analytics: We have developed data processing and analytics systems which are used to process the data produced by its sensors, combine it with third-party data, and provide predictive analytics solutions for our customers.

Our solutions include:

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Maritime: Our maritime solution provides comprehensive ocean coverage. It combines live maritime data on vessel locations, weather conditions, and global shipping activity so that our customers can make informed decisions;

•	Aviation: Our aviation solution provides historical flight data, ADS-B tracking, and up-to-date data on weather that impacts aviation operations, all delivered through a developer friendly API;

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Weather: Our constellation constantly collects and enriches data about our plant and its atmosphere to provide a complete view of what is happening on Earth. In March 2021, our satellites used radio frequency sensors to gather information over 11,000 times a day on average, while predictive models distill complex environmental data into intelligent insights that our customers use to drive business decisions and anticipate future climate fluctuations. The product development team is constantly adding new hardware, improving our forecast API, and customizing our predictive weather models to help our customers combat climate change and improve business operations; and

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Orbital Services: Leveraging the advantages and scale of our Orbital Services solution, we offer our customers an end-to-end space service solution that enables innovators, commercial organizations, and governments to deploy their own applications and sensors into space quickly and efficiently.

Sales and Marketing

Sales

We operate a direct sales organization dispersed geographically to align with our existing customers along with reaching potential new customers worldwide. Our sales professionals are responsible for acquiring new customers along with managing and expanding business with our existing customers. The efforts are focused on sourcing and developing new customer relationships, maintaining customer relationships, increasing solution penetration, driving sales to additional solutions and ensuring contract renewals. Our customer success and sales engineer teams, along with our sales team, manages our relationships with our customers.

Once a solution sale is made, our sales team leverages our land-and-expand model to generate incremental revenue through increased levels of adoption of our data by our customers. To drive such expansion in our existing customers, our sales team works closely with our sales engineers and marketing teams to ensure customer success. Often, we find that initial customer success with our data results in key internal decision-makers upgrading their subscription packages, adding additional data sets, increasing the data coverage, adding additional solutions or expanding their implementation throughout their organization and to new use cases. Further, as our sales team continues to provide our customers valuable insights from our data, they support a growing relationship over time through increased usage of our product solutions and adoption of additional services.

Marketing

Our marketing team focuses on attracting, acquiring and retaining customers through outbound demand campaigns, building our brand reputation, increasing the awareness of our space-based data and predictive analytics, and the showcasing of customer successes. Our outbound demand campaigns include paid search, email, web and in-person customer events. Some of these targeted marketing efforts are focused on driving potential customers in search of solutions to our website. Supporting our sales professionals, our marketing team also develops messaging, solution positioning, thought leadership, and other tools to help communicate the business value of our solutions.

Research and Development

Our research and development team consist of spacecraft engineering, software engineering, data science, meteorology, manufacturing, product engineering, external experts, and management, and is responsible for the design, architecture, creation, and quality of our space platform and data solutions. We invest substantial resources in research and development to enhance our product portfolio and services. We believe the enhancement of our solutions and the timely development of new services and features is essential to maintaining our competitive position, and we incorporate suggestions and feedback from our customers into our services. Our research and development teams work closely with operations to monitor and maintain the high availability of all our services. Additionally, the research and development team works closely with our sales team to collect customer feedback to enhance our portfolio. Our research and development organization is distributed across the United States and in countries such as Luxembourg, Scotland, and Singapore, which we believe is a strategic advantage for us, allowing us to develop capabilities more efficiently. Our research and development expenses were $20.8 million and $15.1 million for the years ended December 31, 2020 and 2019, respectively.

Competition

The maritime, aviation, and weather data industries are fragmented and highly competitive and characterized by rapid changes in technology, customer requirements, and industry standards, and frequent introductions of improvements to existing offerings. Our primary competitors in these industries include companies that specialize in one or more services similar to those offered by us on a local or regional basis. We also compete with global, national, regional, and local firms and government entities specializing in our industries. Some of our primary competitors include, in our maritime data vertical, Orbcomm Inc. and exactEarth Ltd., in our aviation data vertical, Aireon LLC, and in our weather data vertical, GeoOptics, Inc. with respect to our radio occultation data services and analytics companies such as AccuWeather, Inc., Weathernews Inc., MeteoGroup (acquired by DTN, LLC), ClimaCell, Inc., European Centre for Medium-Range Weather Forecasts, NOAA, and The Weather Company with respect to predictive analytics. We compete with companies such as AAC Clyde Space, GomSpace A/S, NanoAvionika LLC, and Open Cosmos Ltd., in our Orbital Services channel.

The principal competitive factors for companies in our verticals are:

•	global coverage, temporal and spatial resolution, and latency of data and analytics;

•	accuracy, uniqueness and relevance of data and responsive analytics at competitive price points;

•	platform functionality, including speed, scale, reliability and relevance;

•	comprehensive service offerings and ongoing innovation and improvements;

•	ability to ingest and manage a broad variety and large volume of data;

•	industry fragmentation and long-term corporate viability;

•	strength of sales and marketing efforts;

•	brand awareness, reputation, and customer satisfaction;

•	ease of deployment and ease of use;

•	quality of training, consulting, and customer support; and

•	flexible packaging and total cost of ownership.

We believe that we compare favorably with our competitors on the basis of the factors listed above. The industries in which we compete are dynamic and require constant change and innovation, and we plan to continue to evolve our technology to provide our customers with comprehensive data and analytics that protect our environment and our communities, transform global logistics, and contribute to economic stability. Our innovation and focused execution have allowed us to quickly extend our network and our reach and we plan to continue our efforts to expand within our existing industries and enter new industries and geographies in the future. However, we could face significant risks to our business, financial condition, and results of operations as a result of competition. For additional information, see the section titled “Risk Factors—Risks Related to Spire—Spire faces intense competition and could face pricing pressure from, and lose market share to, its competitors, which would adversely affect its business, financial condition, and results of operations.”

Intellectual Property

Our success depends in part upon our ability to safeguard our core technology and other intellectual property protection for our technology, inventions, improvements, proprietary rights, and other assets. We seek to accomplish that objective by establishing intellectual property rights in and protecting those assets through a combination of patents, patent applications, registered and unregistered trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements with third parties, and other contractual measures. As of March 31, 2021, we have 19 issued U.S. patents, nine pending U.S. patent applications (including two allowed U.S. patent applications), no pending U.S. provisional patent applications, one issued non-U.S. patent, and one pending non-U.S.

patent application. Our issued U.S. patents, and any patents that may issue from our pending applications, would be scheduled to expire at dates ranging between February 1, 2033 and November 4, 2040, excluding any additional term for patent term adjustments or extensions. In addition, as of March 31, 2021, we owned six registered trademarks in the United States, no pending trademark applications in the United States, 21 registered trademarks in non-U.S. jurisdictions, and no pending trademark applications in non-U.S. jurisdictions. We also license data and software from third parties for integration into our business, including open source software and other software available on commercially reasonable terms.

Additionally, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, by entering into confidentiality agreements with our employees, consultants, vendors, and customers, and generally limiting access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our offerings or obtain and use information that we regard as proprietary. Policing unauthorized use of our technology is difficult and time consuming. Third parties may independently develop the same or similar proprietary information or may otherwise gain access to our proprietary information. The laws, procedures, and restrictions on which we rely may provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed, or misappropriated. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. From time to time, third parties may assert claims of infringement, misappropriation, and other violations of intellectual property against us or our customers, with whom our agreements may obligate us to indemnify against these claims.

Facilities

Our corporate headquarters is currently in San Francisco, California, where we lease approximately 3,327 square feet under a lease agreement that expires in 2022. We are in the process of transitioning our corporate headquarters to Vienna, Virginia, where we currently lease approximately 3,738 square feet under a lease agreement that expires in November 2021. We also lease and license facilities in Boulder, Colorado; Luxembourg, Luxembourg; Glasgow, Scotland; and Singapore, Singapore. Additionally, we operate 29 ground stations to transmit our satellite data across the globe.

As the business grows and we add employees we will evaluate our need to expand our facilities or add new facilities in different geographic locations. We believe that suitable additional or alternative space will be available as needed to accommodate any such growth. We expect to incur additional expenses in connection with such new or expanded facilities.

Employees and Human Capital Resources

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees and consultants. In addition to competitive base salaries and cash compensation, the principal purposes of our equity incentive plans are to attract, retain, and reward personnel through the granting of stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

As of December 31, 2020, we had a total of 251 employees based out of six offices located in four countries, of which 249 were full-time employees. In addition, we engage contractors and third-party service providers in connection with certain projects. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make employees subject to industry-wide collective bargaining agreements. None of our U.S. employees is represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently involved in any legal proceeding the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows, or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of legal proceedings, and there can be no assurances that favorable final outcomes will be obtained.

Government Regulation and Compliance

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing laws and regulations related to the deployment and operation of satellites, ground stations, privacy and data protection, intellectual property, investment screening, labor and employment, worker classification, product safety, economic sanctions, anti-trust laws, anti-money laundering laws, anti-bribery laws, import and export controls, federal securities laws, and tax laws and regulations.

Our business requires licenses and permits from the FCC and review by other agencies of the U.S. Government. License approval can include an interagency review of safety, operational, radio frequency interference, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. We must also comply with laws and regulations relating to the formation, administration, and performance of contracts with the public sector, including U.S. federal governmental organizations, which affect how we do business with governmental agencies. Selling our services to the U.S. government also subjects us to certain regulatory and contractual requirements. In addition, we maintain similar licenses and permits in Luxembourg, Singapore, and other jurisdictions that impose regulatory and operational requirements.

Our launch and operation of planned satellites may require regulatory authorizations from the FCC or a non-U.S. licensing jurisdiction. Obtaining launch windows for planned satellites and ground stations, preparing for launch, and working with the requisite equipment in foreign jurisdictions may require coordination with U.S. and foreign regulators. It is not uncommon for licenses for new satellites or additional operational parameters to be granted just prior to launch, and we expect to receive such licenses for all planned satellites. If we do not obtain required authorizations in the future, we will not be able to operate our planned satellites. If we obtain a required authorization but we do not meet milestones regarding the construction, launch and operation of a satellite by deadlines that may be established in the authorization, we may lose our authorization to operate a satellite using certain frequencies in an orbital location. Any authorizations we obtain may also impose operational restrictions or permit interference that could affect our use of planned satellites.

We hold FCC and foreign governmental licensing authority licenses, permits, or approvals for its satellite constellations and earth stations. As we build out our satellite constellation, we will require new licenses, permits, or approvals from the FCC and/or foreign governmental licensing authorities or modifications to existing licenses, permits, or approvals. Changes to its satellite constellation and earth stations may also require prior approval from the FCC or other governmental authorities. These modifications or changes may take time: for example, the FCC typically processes satellite applications for new orbital locations or frequencies on a first come, first served basis. From time to time, we may have pending applications for permanent or temporary changes in frequencies and technical design. From time to time, we have filed or will need to file applications to replace or add satellites to our satellite constellation. These licenses, permits, and approvals are also subject to modification by the FCC and foreign government licensing authorities. In addition, our licenses, permits, and approvals require coordination with various entities, including other federal government agencies.

Our business is also dependent on the use of satellite signals and on terrestrial communication bands. International allocations of radio frequency are made by the ITU. These allocations are further governed by radio regulations that have treaty status and which may be subject to modification every two to three years by the World Radiocommunication Conference. Each country also has regulatory authority over how each band is used in the country. In the United States, the FCC and the National Telecommunications and Information Administration share responsibility for radio frequency allocations and spectrum usage regulations.

Any ITU or local reallocation of radio frequency bands, including frequency band segmentation and sharing of spectrum, or other modifications of the permitted uses of relevant frequency bands, may materially and adversely affect the utility and reliability of our services and have significant negative impacts on our customers, both of which could reduce demand for our business. We are licensed to uplink and downlink our data over certain bands. Other countries have considered proposals for use of frequencies used by our business as well as adjacent bands that could cause harmful interference to our services.

In many cases, our data, services, and technology are or may in the future be subject to U.S. export control laws and regulations including the EAR and ITAR, and subject to trade and economic sanctions maintained by OFAC. We are also subject to or may in the future be subject to export control and trade sanctions laws and regulations in the EU, the United Kingdom, Singapore, and other jurisdictions in which we operate. As such, an export license may be required to export or re-export our data, services, and technology to certain countries or end-users, or for certain end-uses. Compliance with the EAR, ITAR, and other applicable regulatory requirements regarding the export of our services, including new releases and/or the performance of services, may create delays in the introduction of our services in non-U.S. markets, prevent our customers with non-U.S. operations from deploying these solutions throughout their global systems or, in some cases, prevent the export of the services to some countries altogether. Obtaining the necessary export license for a particular sale or offering may not be possible and may be time-consuming and may result in the delay or loss of sales opportunities. In addition, compliance with the directives of the DDTC may result in substantial expenses and diversion of management attention. Any failure to adequately address the directives of DDTC could result in civil fines or suspension or loss of our export privileges, any of which could materially adversely affect our business, financial condition, results of operations. Further, U.S. export control laws and economic sanctions as well as similar laws and regulations in other jurisdictions prohibit the export of offerings to certain U.S. embargoed or sanctioned countries, governments, and persons, as well as for prohibited end-uses.

Our business is also subject to a variety of federal, state, local, and international laws, directives, and regulations, as well as contractual obligations, relating to the collection, use, retention, security, disclosure, transfer, and other processing of personal information and other data. The regulatory framework for privacy, data protection, and data transfers worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. For example, the European Court of Justice in July 2020 struck down the EU-U.S. Privacy Shield framework, which provided companies with a mechanism to comply with data protection requirements when transferring personal data from the EU to the United States. In some cases, data privacy laws and regulations, such as GDPR, impose obligations on us and on many of our customers. In addition, domestic data privacy laws, such as the CCPA, and the recently passed CPRA, and the CDPA, continue to evolve and could expose us to further regulatory or operational burdens. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our services. Complying with the GDPR, CCPA, CPRA, CDPA, or other laws, regulations, amendments to or re-interpretations of existing laws and regulations, and contractual or other actual or alleged obligations relating to privacy, data protection, data transfers, data localization, or information security may require us to make changes to our services to enable us or our customers to meet new legal requirements, incur substantial operational costs, modify our data practices and policies, and restrict our business operations.

Our business is also subject to various laws and regulations relating to the protection of the environment and human health and safety, including those governing the management, storage and disposal of hazardous materials, such as fuels and batteries, which may contain hazardous materials. We could incur significant costs, including cleanup costs, fines, sanctions, and third-party claims, as a result of violations of or in connection with liabilities under environmental laws and regulations.

For additional information regarding the laws and regulations to which we are subject and the risks to our business associated with such laws and regulations, see the section titled “Risk Factors—Risks Related to Spire,” including the sections titled “Spire’s business is subject to a wide range of laws and regulations, many of which are evolving, and failure to comply with such laws and regulations could harm its business, financial condition, and results of operations,” “Spire’s ability to obtain or maintain licensing authorization for its platform is subject to government rules and processes which can cause delays or failures in obtaining authorizations requested. Further, regulators may adopt new rules and regulations which could impose new requirements impacting Spire’s business, financial condition, and results of operations. If Spire does not maintain regulatory authorizations for its existing satellites, associated ground facilities and terminals, services it provides, or obtain authorizations for its future satellites, associated ground facilities and terminals, and services it provides, Spire may not be able to operate its existing satellites or expand its operations,” “Spire is dependent on the availability and unimpaired use of allocated bands within the radio frequency spectrum and failure to secure spectrum use rights to support its operations and future technological development could impede its growth. Further, Spire’s platform may be subject to harmful interference from new or modified spectrum uses,” “Spire is subject to domestic and international governmental export and import controls that would impair its ability to compete in international markets or subject Spire to liability if it is not in compliance with applicable laws or if it does not secure or maintain the required export authorizations,” and “The rapidly evolving framework of privacy, data protection, data transfers, or other laws or regulations worldwide may limit the use and adoption of Spire’s services and adversely affect its business.”

SPIRE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Historical Financial Information for Spire,” our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and the related notes appearing elsewhere in this proxy statement/prospectus/information statement. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this proxy statement/prospectus/information statement, including those set forth in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our fiscal years ended December 31, 2020 and 2019 are referred to herein as fiscal year 2020 and fiscal year 2019, respectively. Unless the context otherwise requires, all references to “the Company,” “we,” “us,” or “our” and similar terms refer to Spire and its subsidiaries prior to the consummation of the Business Combination.

Overview

We are a global provider of space-based data and analytics that offers unique datasets and powerful insights about Earth from the ultimate vantage point—space—so organizations can make decisions with confidence, accuracy, and speed. We use a growing multi-purpose satellite constellation to source hard to acquire, valuable data and enrich it with predictive solutions. We then provide this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. We give commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space.

We collect this space-based data through our proprietary constellation of over 100 LEMUR nanosatellites to deliver proprietary data, insights and predictive analytics to customers as a subscription. In March 2021, our fully deployed satellite constellation covered the earth over 200 times per day on average and its global ground station network performed over 1,600 contacts each day on average, reliably and resiliently collecting data with low latency. Our cloud-based data infrastructure processed five terabytes of data each day on average in March 2021, in creating our proprietary data analytics solutions. We deliver these solutions through an API infrastructure that delivers approximately one terabyte of data each day to our customers. The global data we collect includes data that can only be captured from space with no terrestrial alternatives. We collect this data once and are able to sell it an unlimited number of times across a broad and growing set of industries, including aviation and maritime, with global coverage and near real-time data that can be easily integrated into customer business operations. Our four main solutions comprise: Maritime, Aviation, Weather, and Orbital Services.

Our platform applies our value-add insights and predictive analytics to this proprietary data to create commercially valuable datasets. We offer three data solutions to our customers, which vary in complexity and price and can be delivered in near real-time via our API that can be easily integrated into our customers’ business operations:

•	Maritime: Precise space-based data used for highly accurate ship monitoring, ship safety and route optimization.

•	Aviation: Precise space-based data used for highly accurate aircraft monitoring, aircraft safety and route optimization.

•	Weather: Precise space-based data used for highly accurate weather forecasting.

For each data solution, we have the capability to offer customers a variety of features and additional value. The three forms of data we monetize are:

•	Clean data: Clean and structured data directly off our proprietary nanosatellites;

•	Smart data: Clean data fused with third-party datasets and proprietary analysis to enhance value and provide insights; and

•	Predictive solutions: Big data, AI, and ML algorithms applied to fused data sets to create predictive analytics and insights.

These value-add data features allow customers to solve various use cases and provides a path to expand throughout the customer’s relationship.

As our fourth solution, we are also pioneering an innovative business model through our Orbital Services solution. We leverage our fully deployed infrastructure and large-scale operations to enable our customers to obtain customized data through our API. Our customers can begin receiving data in less than a year after engaging with us and receive data by entering into a subscription agreement. Our Orbital Services offering provides our customers with fast, scalable, and reliable access to space.

Our four main solutions are offered to customers across numerous industries and we not only have the opportunity to upsell within each one, but we also have the opportunity to cross-sell amongst the four solutions.

We provide our solutions to global customers through a subscription model along with professional services and one-time transactions. We currently sell directly to end customers and utilize reseller partners to a limited degree.

Highlights from Fiscal Year 2020

•	Our revenue was $28.5 million during fiscal year 2020, a 54% increase from fiscal year 2019.

•	ARR for fiscal year 2020 of $36.2 million, a 104% increase from fiscal year 2019. For the definition of ARR, see the section titled “—Key Business Metrics.”

•	We had 144 ARR Customers under contract for fiscal year 2020, a 76% increase from fiscal year 2019. For the definition of ARR Customers, see the section titled “—Key Business Metrics.”

•

We had 154 ARR Solution Customers under contract for fiscal year 2020, an 81% increase from fiscal year 2019. For the definition of ARR Solution Customers, see the section titled “—Key Business Metrics.”

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, which continues to spread throughout the U.S. and the world and has resulted in authorities implementing numerous measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. While we are unable to accurately predict the full impact that the COVID-19 pandemic will have on our operating results, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic or any resurgences of the pandemic locally or globally, our compliance with these measures has impacted our day-to-day operations and could continue to disrupt our business and operations, as well as that of certain of our customers whose industries are more severely impacted by these measures, for an indefinite period of time. During fiscal year 2020, we experienced adverse changes in customer buying behavior that began in March as a result of the impact of the COVID-19 pandemic, including decreased customer engagement, delayed sales cycles, and deterioration in near-term demand. Despite these headwinds, we experienced an increase in revenue for fiscal year 2020 as compared to fiscal year 2019. As a result of the impact of the COVID-19 pandemic on our operating results for fiscal year 2020, we experienced delays and re-work due to third party satellite launch providers schedule shifts, delays and increased expenses in our hiring process and additional time and expenses supporting customer professional services contracts.

To support the health and well-being of our employees, customers, partners and communities, the majority of our offices worldwide remain temporarily closed and nearly all of our employees continue to work remotely. Our offices will not re-open until local authorities permit us to do so and our own criteria and conditions to ensure employee health and safety are satisfied, including social distancing and enhanced cleaning protocols. While we have developed plans for our employees to begin safely returning to their respective offices, we cannot predict when or how we will begin to lift the work from home requirements for geographic areas that continue to be significantly impacted by the pandemic or certain other actions taken as part of our business continuity plans, including travel restrictions. While the adjustments to our operations may result in inefficiencies, delays and additional costs in our solution development, sales, marketing, and customer support efforts, as of the date of this filing, we do not believe our work from home protocol has materially adversely impacted our internal controls, financial reporting systems or our operations.

In response to the ongoing COVID-19 pandemic, we initially implemented plans to manage our costs. In fiscal year 2020, for part of the year, we temporarily limited the addition of new employees and third-party contracted services, curtailed most travel expenses except where critical to the business, and acted to limit discretionary spending. As we obtained further visibility of the impact of the COVID-19 pandemic on our business, we lifted some of these limitations to support our growth. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that we, our customers and governmental authorities have adopted have resulted in, and could continue to result in, customers not purchasing or renewing our solutions or services, delays or lengthening of our sales cycles, and reductions in average transaction sizes, and could negatively affect our customer success and sales and marketing efforts, or create operational or other challenges, any of which could harm our business and operating results. Because our solutions have future obligations and a portion of that revenue is recognized over time, the effect of the pandemic may not be fully reflected in our operating results until future periods. Our competitors could experience similar or different impacts as a result of the COVID-19 pandemic, which could result in changes to our competitive landscape. While we have developed and continue to develop plans to help mitigate the negative impact of the pandemic on our business, these efforts may not be effective, and any protracted economic downturn could significantly affect our business and operating results. We will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to our business. For additional information regarding the possible impact of the COVID-19 pandemic on our business, see the section titled “Risk Factors.”

Key Factors Affecting Our Performance

We believe that our current and future performance are dependent on many factors, including, but not limited to, those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. For additional information about these risks, see the section titled “Risk Factors.” If we are unable to address these risks, our business and operating results could be adversely affected.

Expansion of and Further Penetration of Our Customer Base

We employ a “land and expand” business model that focuses on efficiently acquiring new customers (“land”) and then growing our relationships with these customers over time (“expand”). We have the capability to offer customers additional data sets and a variety of enhanced features that potentially grow the value of the services our customers contract with us. Our future revenue growth and our path to profitability are dependent upon our ability to continue to land new customers and then expand adoption of our solutions within their organizations.

We track our progress landing new customers by measuring the number of ARR Solution Customers we have from one fiscal year to the next. For instance, we have increased our number of ARR Solution Customers from 85 for fiscal year 2019 to 154 for fiscal year 2020. We track our progress in expanding our customer relationships by measuring our ARR Net Retention Rate. For the definition of ARR Net Retention Rate, see the section titled “—Key Business Metrics.” Our ARR Net Retention Rate was 145% for fiscal year 2020 and 162% for fiscal year 2019.

Expansion into New Industries and Geographies

As our solutions have grown, we continue to focus on further penetration of our initial industries including maritime, aviation, logistics and government (civil and defense/intelligence) among others. We believe our technology and solutions give us the ability to also expand into additional industries, including energy, financial services, agriculture, transportation, and insurance (for additional information, see the section titled “—Our Solution Offerings”), and geographies, including Latin America, Africa, and the Middle East. Our revenue growth is dependent upon our ability to continue to expand into new industries and geographies. The costs associated with these expansions may adversely affect our operating results.

Investment in Growth

We continue investing in growing our business and capitalizing on our market opportunity while balancing the uncertainties from the COVID-19 pandemic. We intend to continue to add headcount to our global sales and marketing teams to acquire new customers and to increase sales to existing customers and we intend to continue to add headcount to our research and development teams and otherwise invest to improve and innovate our nanosatellite, ground station and data analytics technologies. Our operating expenses increased $11.2 million, or 34% from fiscal year 2019, and total headcount has increased from 203 employees in fiscal year 2019 to 251 employees in fiscal year 2020. We believe that these investments will contribute to our long-term growth. The costs of these investments may adversely affect our operating results.

Acquisitions

Our business strategy may include acquiring other complementary solutions, technologies, or businesses that we believe will allow us to reduce the time or costs required to develop new technologies, incorporate enhanced functionality into and complement our existing solution offerings, augment our engineering workforce, and enhance our technological capabilities.

Impact of Foreign Exchange Rates

We report in U.S. dollars, and the functional currency of our foreign operating subsidiaries is the local currency, including the Euro, the British Pound, and the Singapore Dollar. Many of these currencies have strengthened significantly against the U.S. dollar since the end of fiscal year 2019. For fiscal year 2020, approximately 56% of our revenues are generated in non-U.S. dollar-denominated currencies. The financial statements of these subsidiaries are translated into U.S. dollars using exchange rates in effect at each balance sheet date for assets and liabilities and average exchange rates during the period for revenues and expenses. To the extent we experience significant currency fluctuations, our results of operations may be impacted.

Key Business Metrics

We review the following key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions:

•	ARR

•	ARR Customers

•	ARR Solution Customers

•	ARR Net Retention Rate

Annual Recurring Revenue

We define ARR as our expected annualized revenue from customers that are under contract with us at the end of the reporting period with a binding and renewable agreement for our subscription solutions, or a customer that has a binding and recurring multi-year professional services agreement. Customer contracts for data trials and one-time transactions are excluded from the calculation of ARR.

The following table summarizes our ARR at each fiscal year end for the periods indicated.

	Fiscal Year
(dollars in thousands)	2020	2019	2020 to 2019 % Change
ARR	$36,179	$17,707	104%

Number of ARR Customers and ARR Solution Customers

We define an ARR Customer as an entity that has a contract with us, that is either a binding and renewable agreement for our subscription solutions, or a binding and recurring multi-year professional services agreement as of the measurement date independent of the number of solutions the entity has under contract. All entities that have customer contracts for data trials and one-time transactions are excluded from the calculation of ARR Customers. A single organization with separate subsidiaries, segments, or divisions may represent multiple customers, as we treat each entity that is invoiced separately as an individual customer. In cases where customers subscribe to our platform through our reseller partners, each end customer that meets the above definition is counted separately as an ARR Customer.

We define an ARR Solution Customer similarly to an ARR Customer, but we count every solution the customer has with us separately. As a result, the count of ARR Solution Customers exceeds the count of ARR Customers in each year as some customers contract with us for multiple solutions. Our multiple solutions customers are those customers that are under contract for at least two of our solutions: Maritime, Aviation, Weather, and Orbital Services.

We believe that our ability to expand our customer base is a key indicator of our market penetration, the growth of our business, and our future potential business opportunities.

The following table summarizes the number of our ARR Customers and ARR Solution Customers at each fiscal year end for the periods indicated:

	Fiscal Year
	2020	2019	2020 to 2019 % Change
ARR Customers	144	82	76%
ARR Solution Customers	154	85	81%

ARR Net Retention Rate

We calculate our ARR Net Retention Rate for a particular fiscal period end by dividing (i) our ARR from those ARR Customers that were also customers as of the last day of the prior fiscal period end by (ii) the ARR from all customers as of the last day of the prior fiscal period. This calculation measures the overall impact from increases in customer contract value (upsells), the decreases in customer contract value (downsells), and the decreases in customer value resulting from customers that have chosen not to renew their contracts with us.

The following table summarizes our ARR Net Retention Rate at each fiscal year end for the periods indicated:

	Fiscal Year
	2020	2019	2020 to 2019 % Change
ARR Net Retention Rate	145%	162%	(17)%

Our ARR Net Retention Rate can be impacted from period to period by large increases or decreases in customer contract value and large decreases in contract value from customers that have chosen not to renew their contracts with us. An ARR Net Retention Rate greater than 100% is an indication that we are growing the value of the solutions our customers are purchasing from us from a fiscal period end versus the prior fiscal period end. An ARR Net Retention Rate less than 100% is an indication that we are reducing the value of the solutions our customers are purchasing from us from a fiscal period end versus the prior fiscal period end.

Components of Results of Operations

Revenue

We derive revenue from providing data, insights, and access to our cloud-based technology platform sold on a subscription basis. We also derive revenue from customers that enter into long term professional services agreements with us and from customers that purchase data or other services from us on a one-time transactional basis. Some of our customer arrangements include the delivery of specific performance or milestone obligations, which may impact the timing of revenue recognition. Subscription periods for our solutions generally range from one to two years and are typically non-cancelable, with customers having the right to terminate their agreements only if we materially breach our obligations under the agreement. Our subscription fees are typically billed either monthly or quarterly in advance.

Cost of Revenue

Cost of revenue consists primarily of personnel costs, depreciation, hosted infrastructure and high-power computing costs, and third-party royalty costs associated with delivering our data and services to our customers. Personnel costs are primarily related to the cost of our employees supporting and managing our constellation operations including satellite operations, ground station control and launch management. Costs associated with the manufacture and launch of our satellites, including personnel costs, are capitalized and depreciated upon placement in service, typically over a three-year expected useful life. Costs associated with the acquisition and development of a new ground station, including the bill of materials and labor to install the ground station, are capitalized and depreciated upon placement in service typically over a four-year expected useful life. Our proprietary ground station network is primarily located in third-party locations where we incur lease and other operational charges. Cost of revenue also includes royalties associated with third-party data sets that we integrate into our data solutions.

Operating Expenses

Research and Development. Research and development expenses consist primarily of employee- related expenses, third-party consulting fees, and computing costs. Our research and development efforts are focused on improving our satellite technology, developing new data sets, developing new algorithms and enhancing our smart and predictive analytics, and enhancing the ease of use and utility of our space-based data solutions.

Sales and Marketing. Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing and advertising costs, costs incurred in the development of customer relationships, brand development costs and travel-related expenses. Commission costs on new customer contract bookings are considered costs of obtaining customer contracts. Commission costs for multi-year deals, are considered contract acquisition costs and are deferred and then amortized over the period of the contract excluding the last 12 months which is expensed at the beginning of that final period. Commission costs on contracts completed with a term of twelve months or less are expensed in the period incurred.

General and Administrative. General and administrative expenses consist of employee-related expenses for personnel in our executive, finance and accounting, facilities, legal, human resources, global supply chain, and management information systems functions, as well as other administrative employees. In addition, general and administrative expenses include fees related to third-party legal counsel, fees related to accounting, tax and audit costs, office facilities costs, software subscription costs, and other corporate costs.

Loss on Satellite Deorbit and Launch Failure. Loss on Satellite Deorbit and Launch Failure consists of the write-off of the remaining capitalized costs associated with the manufacture and launch of our satellites prior to the end of the satellite’s useful life. We contract with third-party companies to launch, carry and deploy our LEMUR satellites into space. A loss could result from a third-party launch or deployer failure, a technical failure of the satellite or the deorbit of a satellite before the end of the satellite’s useful life. A technical failure could include a satellite that is not able to communicate with our network of ground stations or fulfill its intended technical mission for a duration greater than one month. The loss amount is presented net of any insurance claims received.

Other Income (Expense)

Interest Income. Interest Income includes interest earned on our cash balances.

Interest Expense. Interest Expense includes interest costs associated with our promissory and convertible notes, and amortization of deferred financing costs.

Other Income, Net. Other Income, Net consists primarily of tax credits, grant income, the impact of foreign exchange gains and losses, changes in fair value of warrant liabilities, and sales and local taxes. We use the local currency as our functional currency for Luxembourg, United Kingdom, and Singapore.

Income Tax Provision

Provision for income taxes consists of federal and certain state income taxes in the United States and income taxes in certain foreign jurisdictions. We do not provide for income taxes on undistributed earnings of our foreign subsidiaries since we intend to invest these earnings outside of the United States permanently. We account for income taxes using the asset and liability method, whereby deferred tax assets and liabilities are recognized based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted rates and laws that will be in effect when the differences are expected to reverse.

Results of Operations

Fiscal Year 2020 Compared to Fiscal Year 2019

The following tables set forth selected consolidated statement of operations data and such data as a percentage of total revenues for each of the periods indicated:

	Fiscal Year
(in thousands)	2020	2019
Revenue	$28,490	$18,491

Cost of revenue(1)	10,285	14,874

Gross profit	18,205	3,617

Operating expenses(1):
Research and development	20,751	15,071
Sales and marketing	10,279	5,305
General and administrative	12,520	10,316
Loss on satellite deorbit and launch failure	666	2,372

Total operating expenses	44,216	33,064

Loss from operations	(26,011)	(29,447)

Other income (expense):
Interest income	54	186
Interest expense	(6,773)	(3,314)
Other income, net	626	590

Total other expense, net	(6,093)	(2,538)

Loss before income taxes	(32,104)	(31,985)
Income tax provision	400	334

Net loss	$(32,504)	$(32,319)

(1)	Includes stock-based compensation as follows:

	Fiscal Year
(in thousands)	2020	2019
Cost of revenue	$39	$35
Research and development	1,000	827
Sales and marketing	327	246
General and administrative	794	782

Total stock-based compensation	$2,160	$1,890

Revenue

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
Revenue	$28,490	$18,491	54%

Total revenue increased $10.0 million, or 54%, driven primarily by the growth in the number of ARR Customers combined with our ARR Net Retention Rate greater than 100%. Our ARR Customers increased 76%, from 82 as of fiscal year 2019 to 144 as of fiscal year 2020, which contributed to an increase in revenue from new customers. Our ARR Net Retention Rate of 145% during fiscal year 2020, which contributed to an increase in revenue from our existing customer base.

Our increase in the number of ARR Customers and our ARR Net Retention Rate greater than 100% was driven by our increased spending on sales and marketing activities and the development and rollout of new data solutions. For fiscal year 2020, we derived 50% of our revenue from Europe, Middle East, Africa (“EMEA”), 38% of our revenue from the Americas and 12% of our revenue from Asia Pacific (“APAC”). For fiscal year 2019, we derived 56% of our revenue from EMEA, 39% of our revenue from the Americas, and 5% of our revenue from APAC.

Over time, we expect the mix of our total revenues in the Americas and APAC to increase with additional sales and marketing focus in those regions.

Cost of Revenue

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
Total cost of revenue	$10,285	$14,874	(31)%
Gross profit	18,205	3,617	403%
Gross margin	64%	20%	44%
Headcount (at period end)	19	22	(3)

Cost of revenue decreased $4.6 million, or 31%, primarily due to a decrease in depreciation expense. Depreciation expense decreased from the prior year as a smaller number of satellites and launch cost were placed in service in fiscal years 2020 relative to previous years as our constellation has approached scale. Additionally, our depreciation expense decreased in fiscal year 2020 compared to the prior year due to a change in the depreciable life schedule on new satellites placed in service from two years to three years as we have improved quality in the design and manufacture process that we implemented during fiscal year 2019. This policy change reflected improvements in our satellite technology leading to a longer expected useful life. The net decrease of year-end headcount had an immaterial impact on change in personnel expense.

Gross margin for fiscal years 2020 and 2019 was 64% and 20%, respectively. The increase in fiscal year 2020 gross margin compared to the prior period is largely due to an increase in revenue combined with a decrease in the cost of revenue in fiscal year 2020 versus the prior year.

While we expect cost of revenue, including depreciation expenses, royalties, and high-powered computing costs, to increase in absolute dollars as our revenue grows, we expect our cost of revenue as a percentage of revenue to decrease over time as we benefit from the efficiencies of our business model that drive improved operating leverage.

Operating Expenses

Operating expenses consist of our research and development, our sales and marketing, and our general and administrative expenses. As we continue to invest in our growth, including through hiring additional personnel, we expect our operating expenses to increase in absolute dollars as revenue grows, however, we expect our operating expenses as a percentage of revenue to decrease over time.

Research and Development

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
Research and development	$20,751	$15,071	38%
Percentage of total revenue	73%	82%
Headcount (at end of period)	130	110	18%

Research and development expenses increased $5.7 million, or 38%, due to an increase in personnel costs of $3.7 million, an increase in computing costs of $1.6 million, and an increase in parts and supplies of $0.4 million. The increase in personnel costs was driven by growth in headcount during the period. The increase in computing costs and the increase in parts and supplies were driven by additional testing, modeling, and storage requirements used to develop our solutions.

While we expect research and development expenses to increase in absolute dollars in future periods primarily due to higher headcount as we continue to invest in the development of our solutions offerings and new technologies, we expect research and development expenses to decrease as a percentage of revenue in future periods as our revenue growth exceeds our growth in research and development spend.

Sales and Marketing

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
Sales and marketing	$10,279	$5,305	94%
Percentage of total revenue	36%	29%
Headcount (at end of period)	55	28	96%

Sales and marketing expenses increased $5.0 million, or 94%, primarily due to an increase in personnel costs of $4.4 million and an increase in marketing and professional services costs of $0.5 million. The increase in personnel costs was driven by growth in our headcount involved in selling activities. The increase in marketing and professional services costs was driven by growth in our expenditures for demand generation, brand awareness and public relations.

While we expect sales and marketing expenses to continue to grow in absolute dollars in the future, primarily due to increased employee-related expenses as we grow our headcount, to support our sales and marketing efforts and our continued expansion of our sales capacity across our solutions, we expect sales and marketing expenses as a percentage of revenue to decrease in future periods as our revenue growth exceeds our growth in sales and marketing spend.

General and Administrative

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
General and administrative	$12,520	$10,316	21%
Percentage of total revenues	44%	56%
Headcount (at end of period)	47	43	9%

General and administrative expenses increased $2.2 million, or 21%, primarily due to an increase in personnel costs of $1.4 million and an increase in professional services expenses of $0.7 million. The increase in personnel costs was driven by an increase in our headcount and the increase in professional services expenses was the result of increases in audit, tax, legal, and other consulting costs.

While we expect our general and administrative expenses to continue to grow in absolute dollars in future periods as our employee-related expenses increase to support our revenue growth and we have increased expenses from being a public company, we expect our general and administrative expenses as a percentage of revenue to decrease as revenue growth exceeds our growth in general and administration spend.

Loss on Satellite Deorbit and Launch Failure

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
Loss on satellite deorbit and launch failure	$666	$2,372	(72)%
Percentage of total revenues	2%	13%

In fiscal year 2020, we experienced the loss of two satellites due to a third-party deployment issue associated with a single launch. In fiscal year 2019, we experienced the loss of eight satellites due to an internal technical part issue that occurred during deployment.

Due to the nature of these events, we cannot predict the magnitude or frequency of future satellite deorbit and launch failure losses. While we sometimes purchase launch insurance when financially practical, the proceeds from these policies will typically only cover a portion of our loss in the event of an unplanned satellite deorbit or launch failure.

Other Income (Expense)

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
Interest income	$54	$186	(71)%
Interest expense	$(6,773)	$(3,314)	104%
Other income, net	$626	$590	6%

Interest income decreased $0.1 million, or 71%, on lower interest income earned on our cash balances.

Interest expense increased $3.5 million, or 104%, primarily as a result of incurring almost a full year of interest expense in fiscal year 2020 for our convertible notes mainly issued in the second half of fiscal year 2019.

Other income, net did not change materially.

We continue to experience foreign currency fluctuations as we re-measure foreign currency denominated transactions and balances into the functional currency of the entities in which they are recorded. Our results of operations are subject to fluctuations due to changes in the Euro, British Pound, and Singapore Dollar. The impact of this was immaterial in fiscal year 2020 and resulted in a benefit of $0.4 million in fiscal year 2019. We may continue to experience favorable or adverse foreign currency exchange impacts due to volatility in these currencies relative to their respective functional currencies.

Income Taxes

	Fiscal Year
(in thousands)	2020	2019	2020 to 2019 % Change
Income taxes	$400	$334	20%

Income tax increased $0.1 million, or 20%, primarily driven by higher income tax in our United Kingdom subsidiary.

Non-GAAP Financial Measures

We believe that in addition to our results determined in accordance with GAAP, non-GAAP Adjusted EBITDA is useful in evaluating our business, results of operations and financial condition. We believe that this non-GAAP financial measure may be helpful to investors because it provides consistency and comparability with past financial performance and facilitates period to period comparisons of operations, as this eliminates the effects of certain variables from period to period for reasons that we do not believe reflect our underlying business performance. In addition to our GAAP measures, we use this non-GAAP financial measure internally for budgeting and resource allocation purposes and in analyzing our financial results.

For the reasons set forth below, we believe that excluding the following items provides information that is helpful in understanding our operating results, evaluating our future prospects, comparing our financial results across accounting periods, and comparing our financial results to our peers, many of which provide similar non-GAAP financial measures.

•

Loss on satellite deorbit and launch failure. We exclude loss on satellite deorbit and launch failure because if there was no loss, the expense would be accounted for as depreciation and would also be excluded as part of our EBITDA calculation.

•	Other income, net. We exclude other income, net because it includes one-time and other items that do not reflect the underlying operational results of our business.

•

Stock-based compensation. We exclude stock-based compensation expenses primarily because they are non-cash expenses that we exclude from our internal management reporting processes. We also find it useful to exclude these expenses when we assess the appropriate level of various operating expenses and resource allocations when budgeting, planning, and forecasting future periods. Moreover, because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use under FASB ASC Topic 718, Stock Compensation (“ASC 718”), we believe excluding stock-based compensation expenses allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies.

•	EBITDA. We define EBITDA as net income (loss), plus depreciation and amortization expense, plus interest expense, and plus the provision for (or minus benefit from) income taxes.

•

Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, further adjusted for loss on satellite deorbit and launch failure, other income, net, stock-based compensation, mergers and acquisition-related costs and expenses, and other unusual one-time costs. We believe Adjusted EBITDA can be useful in providing an understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future. While Adjusted EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast business performance. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or a measure comparable to net income as it does not take into account certain requirements, such as capital expenditures and related depreciation, principal and interest payments, and tax payments. Adjusted EBITDA is not a presentation made in accordance with GAAP, and our use of the term Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry due to the potential inconsistencies in the method of calculation and differences due to items subject to interpretation.

•

The presentation of non-U.S. GAAP financial information should not be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors should read this discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and the related notes thereto also included within.

The following table outlines the reconciliation from net loss to Adjusted EBITDA for the periods indicated:

	Fiscal Year
(in thousands)	2020	2019
Net loss	$(32,504)	$(32,319)
Depreciation & amortization	5,546	10,214
Net interest	6,719	3,128
Taxes	400	334

EBITDA	(19,839)	(18,643)

Loss on satellite deorbit and launch failure	666	2,372
Other income, net	(626)	(590)
Stock-based compensation	2,160	1,890

Adjusted EBITDA	(17,639)	(14,971)

Limitations on the Use of Non-GAAP Financial Measures

There are limitations to using non-GAAP financial measures because non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures provided by other companies.

The non-GAAP financial measures are limited in value because they exclude certain items that may have a material impact upon our reported financial results. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which items are adjusted to calculate our non-GAAP financial measures. We compensate for these limitations by analyzing current and future results on a GAAP basis as well as a non-GAAP basis and also by providing GAAP measures in our public disclosures. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	Adjusted EBITDA do not reflect income tax payments that may represent a reduction in cash available to us; and

•

Adjusted EBITDA does not reflect the loss on satellite deorbit and launch failure and does not reflect the cash capital expenditure requirements for the replacements of lost satellites. While these expenses could occur in a given year, the existence and magnitude of these costs could vary greatly and is unpredictable.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure to evaluate our business, and to view our non-GAAP financial measures in conjunction with the most directly comparable GAAP financial measures.

Liquidity and Capital Resources

Our principal sources of liquidity to fund our operations are from cash and cash equivalents, which totaled $15.6 million as of fiscal year end 2020, mainly from borrowings available under our credit facilities and the issuance of convertible notes. Of our $15.6 million in cash and cash equivalents as of fiscal year end 2020, approximately $5.2 million was held outside of the United States. These amounts compare to cash and cash equivalents of $23.9 million as of fiscal year end 2019, of which $2.6 million was held outside of the United States.

Since our inception, we have been in an operating cash flow deficit as we have made significant investments in our technology infrastructure, built out our research and development foundation, grown sales and marketing resources to drive revenue, and scaled general and administrative functions to enable operating effectiveness.

In fiscal years 2020 and 2019, we financed our operations primarily through secured credit facilities and the issuance of convertible notes, and a loan from the Small Business Association Paycheck Protection Program (“PPP”). In fiscal year 2020, we replaced our $15 million senior secured credit facility with a $15 million deferred interest facility payable in full by December 2024, we issued a €7 million interest only note payable due in November 2025, we issued a €5 million interest free note payable due in September 2025, we obtained a $1.7 million PPP loan, and we issued $0.6 million in convertible notes. In fiscal years 2019 and 2020, we financed our operations primarily through the issuance of convertible notes with a cumulative principal amount of $42.9 million which matures in July 2022. For additional detail regarding the terms associated with our financing arrangements, see Notes 7, 8, and 16 to our consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

We expect that our principal sources of liquidity in 2021 will be the additional convertible notes issued and the FP Credit Agreement. We believe this will be sufficient to meet our working capital and capital expenditure needs over at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support solution development efforts, the expansion of sales and marketing activities, the ongoing investments in technology infrastructure, the introduction of new and enhanced solutions, and the continuing market acceptance of our solutions. From time to time, we may seek additional equity or debt financing to fund capital expenditures, strategic initiatives or investments and our ongoing operations. In the event that we decide, or are required, to seek additional financing from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, financial condition and results of operations could be adversely affected.

Eastward Loan Facility

In December 2020, we entered into a line to credit agreement with Eastward and certain of our subsidiaries as co-borrowers (the “Eastward Loan Facility”). The agreement provides for a term loan facility in an aggregate principal amount of up to $25.0 million, of which we have borrowed $15.0 million as of December 31, 2020. We used the proceeds to prepay existing indebtedness and the remaining proceeds may be used for general corporate purposes. The remaining Eastward Loan Facility commitments are available to borrow through June 30, 2021, subject to satisfaction of certain equity financing milestones. In May 2021, we agreed with Eastward to amend the equity financing milestones in the agreement to make the remaining $10,000 in the Eastward Loan Facility immediately available to us for use. We will incur a repayment fee of 3.5% on the principal amount borrowed on the remaining loan facility, which will be due upon final repayment of the Eastward Loan Facility.

The Eastward Loan Facility bear interest at a rate of 11.75% per annum, payable monthly in arrears. We must also pay a commitment fee equal to 1.00% of the principal amount of each term loan borrowing. Following an interest only period of 24 months, the principal amount of each term loan is repaid in 24 equal monthly installments based on an amortization period of 36 months. The outstanding principal amount of each term loan, plus a repayment fee equal to 2.00% of the original $15.0 million principal amount of such term loan, is due and payable 48 months after such borrowing. We may elect to prepay the outstanding term loans, in full, subject to a prepayment premium equal to 3.00% in the first two years, 2.00% in the third year and 1.00% thereafter, based on the principal amount of the term loans repaid.

Our obligations under the Eastward Loan Facility must be guaranteed by certain of our subsidiaries, as determined in accordance with the loan agreement, and are secured by substantially all of our assets and the assets of the co-borrowers. The loan agreement contains customary affirmative and negative covenants, including covenants that limit our and our subsidiaries’ ability to, among other things, dispose of assets, consummate mergers or acquisitions, incur additional indebtedness, grant liens, pay dividends or other distributions on our capital stock, make investments and enter into transactions with affiliates, subject in each case to customary exceptions and qualifications.

The Eastward Loan Facility includes customary events of default, including, among other things, payment defaults, breaches of covenants or representations and warranties, an investor abandonment default, cross-defaults with certain other indebtedness, bankruptcy and insolvency events and judgment defaults, subject to grace periods in certain instances. Upon the occurrence and during the continuance of an event of default, Eastward may declare all or a portion of the outstanding obligations payable by us to be immediately due and payable and exercise other rights and remedies provided for under the loan agreement. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the loan agreement at a per annum rate equal to 5% above the otherwise applicable interest rate.

EIB Loan Facility

In August 2020, we entered into a finance contract with EIB and Spire Global Luxembourg S.a.r.l., as borrower. The finance contract provides for a term loan facility (the “EIB Loan Facility”) in an aggregate principal amount of up to EUR 20.0 million, available in three tranches, of which we have borrowed EUR 12.0 million as of December 31, 2020. The proceeds of the term loans must be used for our innovation and expansion activities in Luxembourg and potentially other EU countries. The remaining tranche is available to borrow through January 2023 upon the satisfaction of certain financial milestones.

The total outstanding principal amount of each tranche is due and payable five years after the borrowing date for such tranche. The initial tranche of EUR 5.0 million does not accrue interest. The second tranche of EUR 7.0 million accrues interest at a rate equal to EURIBOR plus 5.00% per annum, payable quarterly in arrears. If borrowed, the third tranche of EUR 8.0 million will accrued interest at a rate equal to EURIBOR plus 10.0% per annum, payable quarterly in arrears. We must also pay a commitment fee equal to 1.00% per annum of the undrawn term loan commitments from the one-year anniversary of the finance contract until the commitments expire in January 2023.

We may elect to prepay the outstanding EIB Loan Facility, in whole or in part, subject to a prepayment premium on the second and third tranches equal to 3.00% in the first year, 2.00% in the second year, 1.00% in the third year and 0.00% thereafter, based on the principal amount of the term loans repaid.

Our obligations under the finance contract must be guaranteed by our material subsidiaries, as determined in accordance with the finance contract, and are secured by substantially all of our assets and the assets of the borrower. The finance contract contains customary affirmative and negative covenants, including covenants that limit our and our subsidiaries’ ability to, among other things, dispose of assets, consummate mergers or acquisitions, make investments, incur additional indebtedness, grant liens or pay dividends or other distributions on our capital stock, subject in each case to customary exceptions and qualifications.

The finance contract includes customary events of default, including, among other things, payment defaults, breaches of covenants or representations and warranties, cross-defaults with certain other indebtedness, bankruptcy and insolvency events and a material adverse change event of default, subject to grace periods in certain instances. Upon the occurrence and during the continuance of an event of default, EIB may declare all or a portion of the outstanding obligations to be immediately due and payable and exercise other rights and remedies provided for under the finance contract. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the finance contract at a per annum rate equal to 2% above the otherwise applicable interest rate.

Under the terms of the EIB finance contract, on August 20, 2020, we issued to EIB warrants exercisable for 454,899 shares of Spire Common Stock at a price of $0.0001 per share. On October 29, 2020, we issued to EIB an additional warrant exercisable for 454,899 shares of Spire Common Stock at a price of $0.0001 per share. Each such warrant includes a put option, whereby after exercising such warrants, EIB has the right to have us repurchase a number of shares of Spire Common Stock at the then-current fair market value. The number of shares of Spire Common Stock subject to such put option for each EIB warrant is subject to a purchase price cap of EUR 10.0 million.

FP Credit Agreement

On April 15, 2021, we entered into the FP Credit Agreement for a $70.0 million term loan facility (the “FP Term Loan”). The FP Term Loan is subject to certain conversion rights more fully described below and in the credit agreement. The FP Credit Agreement and the lenders’ commitments thereunder will terminate if funding of the term loan does not occur by May 31, 2021. We will use a portion of the proceeds from the term loan to repay our outstanding obligations under our existing credit facilities with Eastward and EIB. The remaining proceeds of the term loan may be used for our general corporate purposes.

The FP Term Loan will bear interest at a rate of 8.50% per annum, subject to the following adjustments. If the lenders do not elect to exercise their conversion right described below in connection with the Closing, then the interest rate will decrease to 4.00% per annum. If the lenders elect to exercise their conversion right in connection with our merger with or acquisition by a SPAC, including in connection with the Business Combination, or a listing or initial public offering of our capital stock (collectively, a “Qualifying IPO”) and we choose not to prepay the remaining, non-converted outstanding principal amount of the term loan in full at the closing of such transaction, then the interest rate will increase to 9.0% per annum. The lenders are also entitled to a commitment fee of $1.75 million that was fully earned upon signing the credit agreement and will be paid at the time of funding of the term loan expected in May 2021.

Interest on the FP Term Loan will be payable quarterly in arrears. Prior to the lenders’ conversion of any of our outstanding obligations in connection with a Qualifying IPO, we may elect to have all or a portion of the accrued and unpaid interest on the FP Term Loan be added to the outstanding principal amount.

In the event of a Qualifying IPO, including the closing of Business Combination, the lenders may elect to convert a portion of their specified contractual returns described below into our common stock or other specified securities at a conversion price determined in accordance with the terms of the credit agreement. The amount subject to conversion will range from $17.5 million to $49.0 million, depending on the date we close such transaction.

The total outstanding principal amount of the FP Term Loan, plus an amount reflecting the applicable contractual return described below, will be due and payable at maturity on April 15, 2026. We may prepay the term loan at any time, in full but not in part, subject in certain circumstances to payment of the contractual returns described below:

(i)

if the FP Term Loan is repaid before the closing of a Qualifying IPO, including the Closing, then the aggregate amount required to be paid to the lenders will range from $112.0 million to $140.0 million (depending on the date of repayment and increasing over time), less the amount of cash interest previously paid to the lenders;

(ii)

if the FP Term Loan is repaid concurrently with or after the closing of a Qualifying IPO (other than Closing) and the lenders do not elect to exercise their conversion right in connection with such transaction, then the aggregate amount required to be paid to the lenders will range from $87.5 million to $119.0 million (depending on the date of repayment and increasing over time), less the amount of cash interest previously paid to the lenders;

(iii)

if the FP Term Loan is repaid concurrently with or after the Closing and the lenders do not elect to exercise their conversion right in connection with the Business Combination, then the aggregate amount required to be paid to the lenders will range from $72.8 million to approximately $85.2 million (depending on the date of repayment and increasing over time), less the amount of cash interest previously paid to the lenders; and

(iv)

if the FP Term Loan is repaid concurrently with or after the closing of a Qualifying IPO, including the Business Combination, and the lenders elect to exercise their conversion right in connection with such transaction, then we are only obligated to repay the outstanding principal amount of the term loan and any accrued and unpaid thereon, without any premium or other contractual return.

Our obligations under the credit agreement will be guaranteed by our material subsidiaries, as determined in accordance with the credit agreement, and secured by substantially all of our assets and the assets of the subsidiary guarantors. The credit agreement contains customary affirmative and negative covenants, including covenants that limit our and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, make investments, pay dividends or other distributions on our capital stock, dispose of assets, consummate mergers or acquisitions and enter into transactions with affiliates, subject in each case to customary exceptions and qualifications. Prior to the consummation of a Qualifying IPO, including the Business Combination, we are also required to maintain, as of the last day of each fiscal quarter, minimum unrestricted cash of at least $15.0 million, as determined in accordance with the credit agreement, provided that this covenant does not apply following any fiscal quarter in which we achieve positive EBITDA so long as we continue to maintain positive EBITDA in subsequent fiscal quarters.

The credit agreement includes customary events of default, including, among other things, payment defaults, breaches of covenants or representations and warranties, cross-defaults with certain other indebtedness, bankruptcy and insolvency events and judgment defaults, subject to grace periods in certain instances. Upon the occurrence and during the continuance of an event of default, the lenders may declare all or a portion of the outstanding obligations payable by us to be immediately due and payable and exercise other rights and remedies provided for under the credit agreement. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the credit agreement at a per annum rate equal to 2% above the otherwise applicable interest rate.

Convertible Notes

From July 2019 through October 2020, we issued and sold subordinated convertible promissory notes in the aggregate principal amount of $42.9 million. In May 2021, we agreed with the holders of the 2019 Spire Notes to extend the maturity date of all convertible promissory notes outstanding at December 31, 2020 from January 29, 2022 to July 31, 2022. From January 2021 through February 2021, we issued and sold the 2021 Spire Notes in the aggregate principal amount of $20.0 million, which mature four years from the date of issuance. The 2019 Spire Notes and the 2021 Spire Notes accrue interest at a rate of 8.0% per annum and will automatically convert into shares of Spire Common Stock immediately prior to the Closing.

The following table summarizes our net cash used in operating activities, net cash used in investing activities, and net cash provided by financing activities for the periods indicated:

	Fiscal Year
(in thousands)	2020	2019
Net cash used in operating activities	$(14,773)	$(17,055)
Net cash used in investing activities	(10,415)	(9,417)
Net cash provided by financing activities	16,624	40,488

Cash Flows from Operating Activities

Our largest source of operating cash inflows is cash collections from our customers. Our primary uses of cash from operating activities are for employee-related expenditures, expenses related to our technology infrastructure, expenses related to our computing infrastructure (including compute power, database storage and content delivery costs), building infrastructure costs (including leases for office space), fees for third-party services, and marketing program costs.

Net cash used in operating activities in fiscal year 2020 was $14.8 million. This reflected our net loss of $32.5 million, adjustments for non-cash items of $13.7 million, and a net decrease in our operating assets and liabilities of $4.0 million. Non-cash items primarily included $5.0 million of non-cash interest and financing related costs, $5.5 million of depreciation and amortization expense, $2.2 million of stock-based compensation expense, $0.7 million for loss on satellite deorbit and launch failure and $0.3 million of other miscellaneous items. The net decrease in operating assets and liabilities primarily included an increase of $1.1 million in contract assets and deferred contract costs, a decrease of $0.5 million in other long-term liabilities, and an increase of $0.4 million in accounts receivable. This was offset by an increase of $3.2 million in deferred revenue and an increase of $2.6 million in accounts payable and other accrued expenses.

Net cash used by operating activities in fiscal year 2019 was $17.1 million. This reflected our net loss of $32.3 million, adjustments for non-cash items of $16.2 million, and a net increase in our operating assets and liabilities of $1.0 million. Non-cash items primarily included $10.2 million of depreciation and amortization expense, $2.4 million loss on satellite deorbit and launch failure, $1.9 million of stock-based compensation expense and $1.6 million of non-cash interest and deferred financing costs. The net increase in operating assets and liabilities primarily included an increase of $1.2 million in other current assets combined with $1.0 million reduction in accounts payable. This was offset by an increase of $1.6 million in deferred revenue and other accrued expenses.

Cash Flows from Investing Activities

The cash flows from investing activities primarily relate to cash used for the acquisition, development, and deployment of capital assets, including satellites, ground stations, machinery and equipment and furniture, computer equipment and software, and leasehold improvements.

Net cash used in investing activities in fiscal year 2020 was $10.4 million. This was primarily driven by $9.6 million of investment in our technology infrastructure and $0.7 million of investment in leasehold improvements, furniture, computer equipment, and machinery equipment.

Net cash used in investing activities in fiscal year 2019 was $9.4 million. This was driven by $8.9 million of investment in our technology infrastructure and $0.4 million of investment in leasehold improvements, furniture, computer equipment, and machinery equipment.

Cash Flows from Financing Activities

The cash flows from financing activities relate primarily to debt and convertible note financings and the PPP loan.

Net cash provided by financing activities in fiscal year 2020 was $16.6 million. This was primarily driven by $30.1 million of new loan proceeds net of issuance costs and $0.6 million of proceeds from convertible notes, offset by $14.1 million of re-payment on our existing loan facility.

Net cash provided by financing activities in fiscal year 2019 was $40.5 million. This was primarily driven by the issuance of $41.9 million in convertible notes net of issuance cost offset by $1.5 million of repayment on our outstanding debt.

For additional information regarding the terms of our credit facilities and notes, see Notes 7, 8, and 16 to our consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In the preparation of these consolidated financial statements, we are required to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and estimates. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition

Effective January 1, 2019, we adopted the requirements under ASU 2014-09, Revenue from Contracts with Customers, using the modified retrospective method. The accounting standard was applied to all contracts at the date of adoption and had no other significant impact on our revenue recognition policies.

The majority of our revenue from contracts relate to sales of data acquired by our constellation of satellites. Revenue recognition involves the identification of the contract, identification of performance obligations in the contract, determination of the transaction price, allocation of the transaction price to the previously identified performance obligations and recognition of revenue as the performance obligations are satisfied.

We recognize revenue for each separately identifiable performance obligation in a data access subscription contract representing a promise to transfer data or a distinct service to a customer. In most cases, data provided under our contracts are accounted for as single performance obligations due to the integrated nature of our data. In some data access contracts, we provide multiple distinct services to a customer, most commonly when a contract covers multiple phases of the orbital service (e.g., development, manufacturing, launch and satellite operations) and subsequent data access subscriptions. In those cases, we account for the distinct contract deliverables as separate performance obligations and allocate the transaction price to each performance obligation based on its relative standalone selling price, which is generally estimated using cost plus a reasonable margin.

We recognize revenue when control is transferred to the customer, either over time or at a point in time. We have determined that each data access subscription provides a series of distinct services in which the customer simultaneously receives and consumes data. Therefore, for subscription-based data access services, we recognize revenue ratably over the subscription period. For orbital services, control of the data typically is transferred at the time the customer gains access to the benefit of the service. Revenue is therefore recognized upon receipt of notice of customer acceptance.

Stock-Based Compensation

We have an equity incentive plan under which we grant stock-based awards to employees and non-employees. We account for stock-based awards in accordance with ASC 718, which requires the measurement and recognition of compensation expense, based on estimated fair values, for all stock-based awards made to employees and non-employees for stock options.

We recognize the cost of stock-based awards granted to our employees and non-employees based on the estimated grant-date fair value of the awards. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period and accounts for forfeitures as they occur. We determine the fair value of stock options using the Black-Scholes option pricing model, which is impacted by the following assumptions:

•

Common Stock Valuation—The fair value of the shares of common stock underlying our stock-based awards has historically been determined by our board of directors with the help of an independent third-party valuation firm.

•	Expected Term—We use the weighted average period that the stock options are expected to remain outstanding based on historical experience.

•	Expected Volatility—As our stock is not currently publicly traded, the volatility is based on a benchmark analysis of reported data for a peer group of companies.

•	Expected Dividend Yield—The dividend rate used is zero as we have never paid any cash dividends on its common stock and does not anticipate doing so in the foreseeable future.

•	Risk-Free Interest Rate—The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Common Stock Valuation

Historically, for all periods prior to the Business Combination, since there has been no public market of our common stock, the fair value of the shares of common stock underlying our share-based awards was estimated on each grant date by our board of directors. To determine the fair value of our common stock underlying option grants, our board of directors considered, among other things, input from management, valuations of our common stock prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant, and factors that may have changed from the date of the most recent valuation through the date of the grant. These factors include, but are not limited to:

•	our results of operations and financial position, including the present value of expected future cash flows and the value of tangible and intangible assets;

•	risks and opportunities relevant to our business;

•	the status of platform development activities;

•	our business conditions and projections;

•	the market value of companies engaged in a substantially similar business;

•	the lack of marketability of our common stock as a private company;

•	the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions;

•	the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event for our securityholders, such as an initial public offering or a sale of the company, given prevailing market conditions;

•	the hiring of key personnel and the experience of management; and

•	trends and developments in our industry, including the impact of the COVID-19 pandemic.

For valuations performed prior to December 31, 2020, we used the option pricing method, (“OPM”), back-solve method. In an OPM framework, the back-solve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected due to our stage and uncertainty regarding the timing and probability of possible future exit scenarios.

For valuations performed on and subsequent to January 1, 2021, we used a hybrid method of the OPM and the Probability-Weighted Expected Return Method (“PWERM”). PWERM considers various potential liquidity outcomes. Our approach included the use of an initial public offering scenario, a strategic merger or sale scenario, and a scenario assuming continued operation as a private entity. Under the hybrid OPM and PWERM method, the per share value calculated under the OPM and PWERM are weighted based on expected exit outcomes specific to each allocation methodology to arrive at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied.

Fair Value Measurements

To account for fair value measurements and disclosures, a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

We used the following valuation approaches to measure fair value for its assets and liabilities:

•	Level 1 - Quoted market prices for identical assets and liabilities in active markets.

•

Level 2 - Significant other observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Our stock warrant liabilities are carried at fair value, determined according to the fair value hierarchy described above. Our valuation of the stock warrants utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the stock warrants.

The quantitative elements associated with the Level 3 inputs impacting the fair value measurement of the stock warrant liability include the fair value per share of Spire’s common stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of Spire’s common stock. Our board of directors, with the assistance of a third-party valuation specialist, determines the fair value of our common stock. The risk-free interest rate is based on a treasury instrument for which the term is consistent with the expected life of the warrants. As there is no public market for Spire’s common stock, we determined the volatility for warrants granted based on an analysis of reported data for a peer group of companies. The expected volatility of the warrants granted has been determined using an average of the historical volatility measures of this peer group of companies.

Accounting Pronouncements Recently Adopted and Not Yet Adopted

See Note 2 to our consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement for recently adopted accounting pronouncements and new accounting pronouncements not yet adopted as of the date of this proxy statement/prospectus/information statement.

Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31, 2020 and 2019, we identified material weaknesses in our internal controls. For additional information, see the section titled “Risk Factors.”

Emerging Growth Company Status

The combined company following the closing is expected to be an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we are (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound Sterling and Singapore Dollar, and may be adversely affected in the future due to changes in foreign currency exchange rates. We continue to experience foreign currency fluctuations primarily due to the periodic re-measurement of our foreign currency monetary account balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. Changes in exchange rates may negatively affect our revenue and other operating results as expressed in U.S. dollars.

We have experienced and will continue to experience fluctuations in our net loss as a result of gains or losses related to revaluing certain asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. For our fiscal years 2020 and 2019, we had an immaterial loss and a gain of $0.4 million, respectively. A hypothetical 10% strengthening or weakening of the U.S. dollar relative to the currencies in which our revenue and expenses are denominated would have resulted in an increase or decrease, respectively, in our reported fiscal year 2020 pre-tax loss of approximately $1.2 million.

Interest rate sensitivity

We had cash and cash equivalents totaling $15.6 million for fiscal year 2020. This amount was held primarily in demand deposit accounts. The cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We have a €7 million interest only Secured Credit Facility with terms stated as EURIBOR plus 5%. A fluctuation of 100 basis points in this rate would not have a material impact on our consolidated financial statements.

MANAGEMENT OF NEW SPIRE FOLLOWING THE BUSINESS COMBINATION

The following sets forth certain information, as of March 31, 2021, concerning the persons who are expected to serve as directors, executive officers and key employees of New Spire following the consummation of the Business Combination and assuming the election of the nominees at the special meeting as set forth in the section titled “Director Election Proposal.”

Name	Age	Position(s)
Executive officers
Peter Platzer	51	Chief Executive Officer, President and Director
Thomas Krywe	49	Chief Financial Officer
John Lusk	50	Vice President and General Manager, Global Data Services
Keith Johnson	65	Vice President and General Manager, Federal
Theresa Condor	40	Executive Vice President, General Manager of Orbital Services and Earth Intelligence and Director
Ananda Martin	47	General Counsel and Corporate Secretary
Non-employee directors
Stephen Messer	49	Director
Jack Pearlstein	57	Director
William Porteous	48	Director

(1)	Member of the audit committee, effective upon the Closing.
(2)	Member of the compensation committee, effective upon the Closing.
(3)	Member of the nominating and corporate governance committee, effective upon the Closing.

Executive Officers

Peter Platzer is one of our co-founders and has served as our President, Chief Executive Officer, and as one of our directors since September 2012. Prior to this, Mr. Platzer served as Senior Portfolio Manager at Vegasoul Capital, LLC, an asset management firm, from September 2010 to September 2011, and as Director, Proprietary Trader at Deutsche Bank AG, an investment bank and financial services company, from July 2007 to December 2010. Mr. Platzer also served as Head of Quantitative Research at TRG Management LP, also known as The Rohatyn Group, an asset management firm, from May 2003 to July 2007. Mr. Platzer holds a Dipl. Ing (equivalent to B.S., M.S., and PhD qualification exam) in Physics from the Technical University of Vienna, an M.Sc. cum laude in Space Science and Management from the International Space University, and an M.B.A. summa cum laude from Harvard Business School.

Mr. Platzer was selected to serve on our board of directors because of the perspective and experience he brings as our President, Chief Executive Officer, and as a co-founder.

Thomas Krywe has served as our Chief Financial Officer since October 2020. Mr. Krywe previously served as our Co-Chief Financial Officer from December 2018 to October 2020, as our Vice President, Finance and Sales Operations from June 2018 to December 2018, and as an Executive Financial Consultant from October 2017 to May 2018. Prior to joining us, Mr. Krywe served as Vice President, Finance at Jive Software, Inc., a communication software company, from September 2015 to September 2017, and as Senior Director of Finance of the Data Protection Division at Dell EMC, a data storage and information security company and subsidiary of Dell Technologies Inc., from January 2013 to September 2015. Mr. Krywe served as Vice President of Finance and Accounting at 2Wire, Inc., a home networking customer premises equipment manufacturer acquired by Arris International, Plc, from June 2008 to November 2012. Mr. Krywe holds a B.S. in Commerce, Finance from Santa Clara University.

John Lusk has served as our Vice President and General Manager, Global Data Services since July 2019. Mr. Lusk previously served as our General Manager, Spire Aviation from September 2019 to February 2021 and as our General Manager, Spire Maritime from August 2018 to September 2020. Mr. Lusk was Principal at The Lusk Group, LLC, a strategic consulting and advisory firm that he founded, from July 2016 to January 2019. Mr. Lusk also served as the Entrepreneur-In-Residence at the Ewing Marion Kauffman Foundation, a non-profit focused on entrepreneurship and education, from August 2016 to July 2018. Prior to this, Mr. Lusk served as the Chief Revenue Officer at ChefSteps, a food and technology company acquired by Breville USA, Inc., from March 2014 to July 2016 and as Chief Executive Officer and Founder of Rivet & Sway, an online retailer for women’s eyewear, from March 2011 to February 2014. Mr. Lusk holds a B.B.A. in Management Information Systems and Services from Southern Methodist University and an M.B.A. from the Wharton School at the University of Pennsylvania.

Keith Johnson has served as our Vice President and General Manager, Federal since August 2017. Prior to joining us, Mr. Johnson served as Vice President, Federal Sales at Thinklogical LLC, an information technology and services company and subsidiary of Belden Inc., from November 2012 to August 2017. Mr. Johnson served as Vice President, Public Sector at Vocollect, Inc., a computer software company and subsidiary of Honeywell International Inc., from January 2010 to December 2012 and in the same role at Liquid Machines Inc., a computer software company, from January 2006 to January 2010. Mr. Johnson holds a B.S. in Clinical Psychology from Towson University.

Theresa Condor has served in a variety of roles since February 2013 and most recently as our Executive Vice President, General Manager of Orbital Services and Earth Intelligence. She has served as one of our directors since November 2015. From August 2008 to February 2012, Ms. Condor was with Citi Group Inc., an investment bank and financial services company, where she served most recently as Vice President of Trade Risk Distribution at the Latin America Desk and previously as a Rotating Management Associate. Ms. Condor holds a B.A. in Government from Cornell University and an M.I.A. in International Finance and Policy from the School of International and Public Affairs at Columbia University.

Ms. Condor was selected to serve on our board of directors because of her industry, business, and leadership experience.

Ananda Martin has served as our General Counsel since December 2018. Prior to joining us, Ms. Martin was Senior Corporate Counsel at Amazon.com, Inc., an e-commerce company, from September 2017 to December 2018. Ms. Martin was an Associate, and subsequently a Partner, at Paul Hastings, LLP, a law firm, from February 2011 to September 2017. Prior to this, she was a Corporate Associate at Perkins Coie LLP, a law firm, from May 2007 to January 2011, and a Litigation Associate at Paul, Weiss, Rifkind, Wharton & Garrison LLP, a law firm, from 2003 to 2006. Ms. Martin holds a B.A. in Japanese and Cultural Anthropology from Washington University in St. Louis, an M.A. in Japanese History from Columbia University, and a J.D. from Harvard Law School.

Non-Employee Directors

Stephen Messer has served as one of our directors since May 2014. Mr. Messer has served as Member at Zephir Worldwide LLC, a venture capital firm, since 2012. Mr. Messer has served as Vice Chairman and Co-Founder at Collective[i], a predictive analytics company, since January 2008 and as President and Co-Founder of World Evolved Services, LLC, a venture capital firm, since January 2006. Prior to this, Mr. Messer served as Chief Executive Officer and Co-Founder at LinkShare Corporation, an affiliate marketing service company acquired by Rakuten, Inc., from 1996 to 2005. Mr. Messer currently serves on the board of directors of several private companies and on the advisory boards for multiple venture capital firms. Mr. Messer holds a B.A. in Government and Law, History from Lafayette College and a J.D. from Benjamin N. Cardozo School of Law, Yeshiva University.

Mr. Messer was selected to serve on our board of directors because of his extensive business and leadership experience and his experience in the venture capital industry.

Jack Pearlstein is one of NavSight’s co-founders and has served as NavSight’s Executive Vice President and Chief Financial Officer and as a member of the NavSight Board since August 2020. From June 2014 through June 2020, Mr. Pearlstein served as Executive Vice President and Chief Financial Officer of Cision, Ltd., a leading global provider of software and services to public relations and marketing communications professionals. From June 2009 to November 2013, Mr. Pearlstein was the Chief Financial Officer of Six3 Systems, Inc., a leading provider of cybersecurity, intelligence, surveillance, and reconnaissance services and technology to the DoD and the IC. From April 2006 to March 2009, Mr. Pearlstein served as the Chief Financial Officer of Solera Holdings, Inc., a leading global provider of software and services to the automobile insurance claims processing industry. Mr. Pearlstein holds a B.A in Accounting from New York University and an M.B.A. in Finance, from The George Washington University.

Mr. Pearlstein was selected to serve on our board of directors because of his significant experience in the defense and intelligence sectors in both private and public companies.

William D. Porteous has served as one of our directors since May 2014. Since August 2000, Mr. Porteous has been with RRE Ventures, LLC, a venture capital firm, where he currently serves as a General Partner and the firm’s Chief Operating Officer, having previously served as a Principal and an Associate. Since 2004, Mr. Porteous has also served as Co-Chairman and Founder at the Dockery Farms Foundation, a non-profit dedicated to preserving the historic property and heritage of Dockery Farms. Mr. Porteous served as an Adjunct Associate Professor at Columbia University from January 2003 to May 2018. He has served on the board of directors of several private companies. Mr. Porteous holds a B.A. in English from Stanford University, an M.B.A. from the Harvard Business School, and an M.Sc. in Economics and Industrial Relations from the London School of Economics and Political Science.

Mr. Porteous was selected to serve on our board of directors because of his extensive business and leadership experience.

Directors

Upon the consummation of the Business Combination, NavSight anticipates the initial size of the New Spire Board being seven directors, each of whom will be voted upon by NavSight’s stockholders at the special meeting.

Family Relationships

Mr. Platzer and Ms. Condor, each a director and executive officer of Spire, are husband and wife. There are no other family relationships among any of the directors or executive officers of New Spire.

Corporate Governance

Composition of the Board of Directors

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the New Spire Board to satisfy its oversight responsibilities effectively in light of its business and structure, the board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Classified Board of Directors

New Spire will adopt the Proposed Certificate of Incorporation that will be in effect upon the consummation of the Business Combination. The Proposed Certificate of Incorporation will provide that the New Spire Board will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of New Spire’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. New Spire’s directors will be divided among the three classes as follows:

•	the Class I directors will be Peter Platzer and Stephen Messer, and their terms will expire at the annual meeting of stockholders to be held in the year that Class I director term will expire;

•

the Class II directors will be Jack Pearlstein and William Porteous, and their terms will expire at the annual meeting of stockholders to be held in the year that Class II director term will expire; and

•	the Class III director will be Theresa Condor, and her term will expire at the annual meeting of stockholders to be held in the year that Class III director term will expire.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of the New Spire Board with staggered three-year terms may have the effect of delaying or preventing changes in control of New Spire. For additional information, see the section titled “Description of New Spire Securities—Anti-Takeover Provisions.”

Director Independence

As a result of New Spire Class A Common Stock being listed on NYSE following consummation of the Business Combination, it will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of this Business Combination, the parties undertook a review of the independence of the individuals named above and have determined that each of                      qualifies as “independent” as defined under the applicable NYSE rules.

Committees of the Board of Directors

The New Spire Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. New Spire will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the board of directors when the board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of New Spire’s committee charters will be posted on its website, www.spire.com, as required by applicable SEC and NYSE rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus/information statement and does not form part of this proxy statement/prospectus/information statement.

Audit Committee

Upon the Closing, New Spire’s audit committee will consist of                     , with                      serving as the chair of the committee. The composition of New Spire’s audit committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Each member of New Spire’s audit committee is financially literate. In addition, the New Spire Board has determined that Mr. Pearlstein is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K of the Securities Act.

All audit services to be provided to New Spire and all permissible non-audit services to be provided to New Spire by New Spire’s independent registered public accounting firm will be approved in advance by the audit committee. New Spire’s audit committee recommended, and the New Spire Board adopted, a charter for the audit committee, which will be posted on New Spire’s website.

The audit committee’s responsibilities will include, among other things:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit New Spire’s financial statements;

•	helping to ensure the independence and oversee the performance of the independent registered public accounting firm;

•

reviewing and discussing the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, New Spire’s interim and year-end results of operations;

•	reviewing New Spire’s financial statements and its critical accounting policies and estimates;

•	overseeing and monitoring the integrity of New Spire’s financial statements, accounting and financial reporting processes, and internal controls;

•	overseeing the design, implementation, and performance of New Spire’s internal audit function;

•	overseeing New Spire’s compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	overseeing New Spire’s policies on risk assessment and risk management;

•	overseeing compliance with New Spire’s code of business conduct and ethics;

•	reviewing and approving related party transactions; and

•	approving or, as required, pre-approving, all audit and all permissible non-audit services to be performed by the independent registered public accounting firm.

Nominating and Corporate Governance Committee

Upon the Closing, New Spire’s nominating and corporate governance committee will consist of                     , with                      serving as chair of the committee. The composition of New Spire’s nominating and governance committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations. Spire’s compensation committee recommended, and the New Spire Board adopted, a charter for the nominating and governance committee.

The nominating and corporate governance committee’s responsibilities include, among other things:

•	identifying, evaluating, and selecting, or making recommendations to the New Spire Board regarding, nominees for election to the New Spire Board;

•	considering and making recommendations to the New Spire Board regarding the composition of the New Spire Board and its committees;

•	evaluating the performance of the New Spire Board and of individual directors;

•	overseeing and reviewing developments in New Spire’s corporate governance practices;

•	evaluating the adequacy of New Spire’s corporate governance practices and reporting;

•	developing and making recommendations to the New Spire Board regarding corporate governance guidelines and matters; and

•	periodically reviewing and discussing with the New Spire Board the corporate succession and development plans for executive officers and certain key employees.

Compensation Committee

Upon the Closing, New Spire’s compensation committee will consist of                     , with                      serving as chair of the committee. The composition of New Spire’s compensation committee meets the requirements for independence under current NYSE listing standards and SEC rules and regulations. At least two members of this committee are also non-employee directors, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The purpose of the compensation committee is to discharge the responsibilities of the New Spire Board relating to compensation of New Spire’s executive officers.

The compensation committee’s responsibilities will include, among other things:

•	reviewing, approving, and determining, or making recommendations to the New Spire Board regarding, the compensation of New Spire’s executive officers, including New Spire’s chief executive officer;

•	administering New Spire’s incentive compensation plans and equity compensation plans;

•	establishing and reviewing general policies and plans relating to compensation and benefits of New Spire’s employees, and be responsible for its overall compensation philosophy;

•	review and make recommendations regarding non-employee director compensation to our full board of directors; and

•	evaluating the performance, or assisting in the evaluation of the performance, of New Spire’s chief executive officer.

Code of Business Conduct and Ethics

New Spire will have a code of business conduct and ethics that will apply to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of business conduct and ethics will be available on New Spire’s website, www.spire.com. New Spire intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of business conduct and ethics on its website rather than by filing a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of New Spire’s proposed executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity, other than New Spire or NavSight, that has one or more executive officers serving as a member of Spire’s or NavSight’s respective board of directors.

EXECUTIVE COMPENSATION

Throughout this section, unless otherwise noted, “we,” “us,” “our” and similar terms refer to Spire and its subsidiaries prior to the consummation of the Business Combination, and to New Spire and its subsidiaries after the Business Combination.

2020 Summary Compensation Table

The following table provides information concerning all plan and non-plan compensation awarded to, earned by or paid to Spire’s Chief Executive Officer and each of Spire’s two other most highly compensated officers, whom we collectively refer to as “named executive officers,” during 2020.

Name and principal position	Fiscal Year	Salary		Option Awards(1)	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Peter Platzer	2020	$339,606	(2)	$1,994,931	—	$128,277	(3)	$2,462,814
Chief Executive Officer
Thomas Krywe	2020	$257,876	(4)	$582,573	—	—		$840,449
Chief Financial Officer
Keith Johnson	2020	$208,049	(5)	$117,635	$702,870	—		$1,028,554
Vice President and General Manager, Federal

(1)

The amount reported in this column represents the aggregate grant date fair value of awards granted to each named executive officer, computed in accordance with ASC 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the awards reported in this column are set forth in Note 11 to Spire’s consolidated financial statements included elsewhere in this proxy statement/prospectus/information statement.

(2)	Effective February 1, 2020, Mr. Platzer’s annual base salary was increased from $300,000 to $343,207.
(3)	The amounts reported include (i) housing and car expenses and (ii) tax gross-up for compensation.
(4)	Effective August 1, 2020, Mr. Krywe’s annual base salary was increased from $250,000 to $268,902.
(5)	Effective February 1, 2020, Mr. Johnson’s annual base salary was increased from $200,000 to $208,781.

2012 Plan

The Spire Global, Inc. 2012 Stock Option and Grant Plan allows Spire to provide incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, restricted stock awards, unrestricted stock awards and RSUs (each, an “award” and the recipient of such award, a “participant”) to eligible officers, employees, directors, and consultants of Spire and any subsidiary of Spire. In connection with the Business Combination, the 2012 Plan will be terminated as of the Closing and Spire will not grant any additional awards under the 2012 Plan thereafter. However, the 2012 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2012 Plan.

As of March 31, 2021, stock options covering 12,009,704 shares of Spire Common Stock were outstanding under the 2012 Plan.

Purposes of the 2012 Plan. The purposes of the 2012 Plan are to encourage and enable the officers, employees, directors, consultants and other key persons of Spire and its subsidiaries, upon whose judgment, initiative and efforts Spire largely depends for the successful conduct of its business, to acquire a proprietary interest in Spire.

Eligibility. The 2012 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to Spire’s employees and any of its subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, unrestricted stock, and RSUs to officers, employees, directors, consultants and other key persons of Spire and any of its subsidiaries (but only to the extent permitted by Rule 701(c) of the Securities Act).

Plan Administration. The 2012 Plan is administered by Spire Board or a committee of the Spire Board consisting of at least two directors. The administrator has the power and the authority to grant awards and to make all determinations it deems advisable for its administration, subject to the terms of the 2012 Plan. All decisions and interpretations of the administrator are binding on Spire and all persons holding awards granted under the 2012 Plan.

The administrator’s powers under the 2012 Plan include the power to select the individuals to whom awards may be granted; determine the time of grants and the type of awards granted; determine the number of shares and the price, exercise price, conversion ratio or other price relating to awards; determine and modify the terms and conditions of awards and approve forms of award agreements; accelerate the exercisability or vesting of all or a portion of awards; impose limitations on awards, including with respect to transfers and repurchase rights or obligations; extend the time period in which options may be exercised, subject to applicable laws; adopt, alter and repeal such rules, guidelines and practices for administration of the 2012 Plan and for its own acts as it deems advisable; and to interpret the terms of the 2012 Plan and any awards (including award agreements) and to decide all disputes arising in connection with the 2012 Plan. Additionally, the administrator may reduce the exercise price of outstanding options or effect a repricing through the cancellation of outstanding options in exchange for new awards. In order to comply with the laws in non-U.S. jurisdictions in which Spire operates or in which individuals eligible for awards under the 2012 Plan are located, the administrator has the authority to (i) determine which subsidiaries, are covered by the 2012 Plan; (ii) determine which individuals outside the U.S. are eligible to participate in the 2012 Plan; (iii) modify the terms and conditions of any award granted to individuals outside the United States to comply with applicable non-U.S. laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, as it deems necessary or advisable (provided that no such modification may increase the shares reserved under the 2012 Plan); and (v) take any action it deems necessary or advisable to obtain approval or comply with any local governmental regulatory exemptions or approvals.

Stock Options. Stock options have been granted under the 2012 Plan. Subject to the provisions of the 2012 Plan, the administrator determines the terms of options. The per share exercise price of options granted under the 2012 Plan generally must be equal to at least 100% of the fair market value of a share of Spire Common Stock on the date of grant. The term of an option may not exceed ten years. With respect to any participant who owns more than 10% of the combined voting power of all classes of Spire’s (or any of its parent’s or subsidiary’s) stock, the term of an incentive stock option granted to such participant must not exceed five years and the per share exercise price must equal at least 110% of the fair market value of a share of Spire Common Stock on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, check or wire transfer; by promissory note; after the occurrence of an underwritten initial public offering or the shares of Spire Common Stock otherwise becomes publicly traded, with certain shares of Spire Common Stock or pursuant to delivery of irrevocable instructions to a broker to promptly deliver to Spire cash or check for payment of the exercise price; and net exercise for options other than incentive stock options within the meaning of Section 422 of the Code. After the termination of a participant’s service relationship, he or she may exercise the vested portion of his or her option for 90 days, or 12 months if such termination is due to death or disability following the termination of service, or such longer period specified in the award agreement. An option, however, may not be exercised later than the expiration of its term. In addition, if a participant’s service relationship is terminated for “cause” (as defined in the 2012 Plan), the award agreement may provide that the option will terminate immediately and will not be exercisable. Certain of the company’s outstanding options under the 2012 Plan have early exercise provisions pursuant to which the participant may exercise the option prior to the shares being fully vested.

Restricted Stock. Restricted stock may be granted under the 2012 Plan, including in respect of the exercise of outstanding options. Restricted stock awards are grants (or sale) of shares which vest in accordance with terms and conditions established by the administrator. The administrator determines the restrictions and conditions applicable to each restricted stock award at the time of grant. Conditions may be based on such criteria as the administrator determines, including but not limited to continuing employment or the achievement of pre-established performance goals. Recipients of restricted stock awards generally have voting rights (to the extent the restricted stock is entitled to voting rights) and rights to dividends and other distributions with respect to such shares upon grant. Unless provided otherwise in the award agreement or other applicable writing, shares of restricted stock as to which the restrictions have not lapsed when the participant’s service relationship terminates will be subject to Spire’s right to repurchase such unvested shares.

Non-Transferability of Awards. The 2012 Plan generally does not allow for the transfer of option awards other than by will or the laws of descent and distribution, and only the participant holding the option award may exercise the award during his or her lifetime, provided that the administrator may specify in an award agreement certain limited transfers of nonstatutory stock options such as by gift to a family member. Awards of restricted stock generally may not be transferred, except as provided in an individual award agreement or to certain permitted transferees set forth in the 2012 Plan, including, but not limited to, the Company, certain family members and certain trusts and foundations controlled by a participant.

Certain Adjustments. If, as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in Spire’s capital stock, the outstanding shares under the 2012 Plan are increased or decreased or are exchanged for a different number or kind of shares or other securities of Spire, or additional shares of Spire Common Stock or new or different shares or other securities of Spire or other non-cash assets are distributed with respect to such shares of Spire Common Stock or other securities of Spire without the receipt of consideration by Spire, or, if, as a result of any merger or consolidation, or sale of all or substantially all of the assets of Spire, the outstanding shares of Spire Common Stock are converted into or exchanged for other securities of Spire or any successor entity (or its parent or subsidiary), the administrator will make an appropriate and proportionate adjustment in (i) the number of shares reserved for issuance under the 2012 Plan; (ii) the number and kind of shares or other securities subject to outstanding awards; (iii) the per share repurchase price of outstanding awards; and (iv) the exercise price for each share subject to outstanding options (without changing the aggregate exercise price of such options). In the case of awards issued to California residents, the administrator will make such adjustments to an award required by Section 25102(o) of the California Corporations Code to the extent Spire is relying upon the exemption afforded thereby with respect to the award.

Merger or Change or Control. The 2012 Plan provides that in the event of a sale event of Spire, as defined in the 2012 Plan, each outstanding award of options, restricted stock and RSUs will terminate or be forfeited to Spire (as applicable), unless assumed or substituted for awards of the successor entity (or its parent). If the 2012 Plan and outstanding options under the 2012 Plan are terminated, participants holding awards of options will be permitted to exercise (i) all then-vested options; and (ii) all options which will vest in connection with the sale event (contingent upon the consummation of such sale event with respect to this clause (ii)). With respect to awards of restricted stock, forfeited awards will be repurchased at a price equal to the original purchase price paid by participants with respect to such awards. Notwithstanding the foregoing, Spire has the right, but not the obligation, and without the consent of any participant, to cancel an award in exchange for a cash payment equal to, for each share of Spire Common Stock subject to the award, the value of the consideration payable per share of Spire Common Stock in the sale event (net of any applicable exercise price).

Amendment and Termination. The Spire board of directors may, at any time, amend or discontinue the 2012 Plan and the administrator may, at any time, amend or cancel any outstanding award to satisfy changes in law or other lawful purpose, but no such action may adversely affect the rights of participants without their consent. To the extent necessary and desirable to comply with applicable laws, Spire will obtain stockholder approval of any amendment to the 2012 Plan. As noted above, it is expected that as of the Closing, the 2012 Plan will be terminated and Spire will not grant any additional awards under the 2012 Plan thereafter.

Outstanding Equity Awards at 2020 Fiscal Year End

The following table provides information regarding the outstanding equity awards held by Spire’s named executive officers as of December 31, 2020.

		Number of Securities Underlying Unexercised Options
	Grant Date(1)	Exercisable		Unexercisable		Exercise Price ($)	Expiration Date
Name
Peter Platzer	8/17/15	768,678	(2)	—		1.60	8/16/25
	3/8/17	20,567	(2)(14)	—		1.79	3/7/27
	3/21/18	528,256	(3)(14)	217,518		3.38	3/20/28
	11/12/19	—		60,000	(4)	3.57	11/12/29
	11/2/20	—		731,575	(5)	3.97	11/1/30
	11/11/20	—		96,000	(6)	3.97	11/10/30
Thomas Krywe	8/14/18	50,000		30,000	(7)(14)	3.38	8/13/28
	11/1/18	36,458		33,542	(8)	3.38	11/1/28
	11/12/19	—		30,000	(9)	3.57	11/12/29
	11/2/20	—		31,568	(5)	3.97	11/1/30
	11/11/20	—		30,000	(6)	3.97	11/10/30
	11/11/20	—		180,000	(10)	3.97	11/10/30
Keith Johnson	12/12/17	41,666		8,334	(11)(14)	3.38	12/11/27
	11/13/18	—		4,676	(12)	3.38	11/12/28
	11/12/19	—		30,000	(13)	3.57	11/12/29
	11/2/20	—		14,850	(5)	3.97	11/1/30
	11/11/20	—		33,000	(6)	3.97	11/10/30

(1)	All of the outstanding equity awards were granted under our 2012 Plan.
(2)	The shares of our common stock underlying this option are fully vested and immediately exercisable.
(3)

The shares underlying this option vest, subject to Mr. Platzer’s continued role as a service provider to us, as to 1/4th of the total shares on February 21, 2019 with 1/48th of the total shares vesting monthly thereafter.

(4)	The shares of our common stock underlying this option vest, subject to Mr. Platzer’s continued role as a service provider to us, as to 1/12th of the total shares monthly commencing on October 1, 2022.
(5)

The shares underlying this option vest, subject to the individual’s continued role as a service provider to us, as to 1/4th of the total shares on November 2, 2021 with 1/48th of the total shares vesting monthly thereafter.

(6)

The shares of our common stock underlying this option vest, subject to the individual’s continued role as a service provider to us, as to 1/12th of the total shares monthly commencing on December 11, 2023.

(7)

The shares underlying this option vest, subject to Mr. Krywe’s continued role as a service provider to us, as to 1/4th of the total shares on June 11, 2019 with 1/48th of the total shares vesting monthly thereafter.

(8)

The shares underlying this option vest, subject to Mr. Krywe’s continued role as a service provider to us, as to 1/4th of the total shares on November 1, 2019 with 1/48th of the total shares vesting monthly thereafter.

(9)	The shares of our common stock underlying this option vest, subject to Mr. Krywe’s continued role as a service provider to us, as to 1/12th of the total shares monthly commencing on July 11, 2022.
(10)

The shares underlying this option vest, subject to Mr. Krywe’s continued role as a service provider to us, as to 1/4th of the total shares on November 11, 2021 with 1/48th of the total shares vesting monthly thereafter.

(11)

The shares underlying this option vest, subject to Mr. Johnson’s continued role as a service provider to us, as to 1/4th of the total shares on August 31, 2018 with 1/48th of the total shares vesting monthly thereafter.

(12)

The shares of our common stock underlying this option vest, subject to Mr. Johnson’s continued role as a service provider to us, as to 1/12th of the total shares monthly commencing on September 30, 2021.

(13)

The shares of our common stock underlying this option vest, subject to Mr. Johnson’s continued role as a service provider to us, as to 1/12th of the total shares monthly commencing on September 30, 2022.

(14)

This award is subject to 100% vesting acceleration in connection with the individual’s termination within 12 months of a change in control (as defined in the applicable award agreement) in which the award is assumed by the successor entity.

Executive Compensation Arrangements

Employment Agreements

Peter Platzer

In connection with the Merger, New Spire intends to enter into a confirmatory employment letter with Mr. Platzer, our Chief Executive Officer, which employment letter will be effective as of                     . The confirmatory employment letter will have no specific term and will provide that Mr. Platzer is an at-will employee. The confirmatory employment letter will supersede all existing agreements and understandings that Mr. Platzer may have entered into concerning his employment relationship with us. Mr. Platzer’s current annual base salary is $343,207 and he is eligible for a target annual cash bonus opportunity of $                    . Provided Mr. Platzer remains employed with us through July 1, 2021, as of such date, his annual base salary will be increased to $410,000 and he will be eligible for a target annual cash bonus opportunity equal to 100% of his annual base salary for our fiscal year 2021.

Thomas Krywe

In connection with the Merger, New Spire intends to enter into a confirmatory employment letter with Mr. Krywe, our Chief Financial Officer, which employment letter will be effective as of                     . The confirmatory employment letter will have no specific term and will provide that Mr. Krywe is an at-will employee. The confirmatory employment letter will supersede all existing agreements and understandings that Mr. Krywe may have entered into concerning his employment relationship with us. Mr. Krywe’s current annual base salary is $268,902 and he is eligible for an annual target cash bonus opportunity equal to                     % of his base salary. Provided Mr. Krywe remains employed with us through July 1, 2021, his annual base salary will be increased to $330,000 and he will be eligible for a target annual cash bonus opportunity equal to 70% of his annual base salary for our fiscal year 2021.

Keith Johnson

In connection with the Merger, New Spire intends to enter into a confirmatory employment letter with Mr. Johnson, our Vice President and General Manager, Federal, which employment letter will be effective as of                     . The confirmatory employment letter will have no specific term and will provide that Mr. Johnson is an at-will employee. The confirmatory employment letter will supersede all existing agreements and understandings that Mr. Johnson may have entered into concerning his employment relationship with us. Mr. Johnson’s current annual base salary is $208,781 and he is eligible for an annual target cash bonus opportunity equal to                     % of his base salary. Provided Mr. Johnson remains employed with us through July 1, 2021, as of such date, his annual base salary will be increased to $215,000 and he will be eligible for a target annual cash bonus opportunity equal to 185% of his annual base salary for our fiscal year 2021.

Potential Payments Upon Termination or Change of Control

Regardless of the manner in which a named executive officer’s service terminates, that named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and accrued but unused vacation, as applicable.

Each named executive officer holds stock options granted under the 2012 Plan. A description of the termination and change in control provisions in the 2012 Plan and applicable to the stock options granted to Spire’s named executive officers is provided above under “Executive Compensation—Outstanding Equity Awards at 2020 Fiscal Year-End.”

Prior to the closing of the Merger, Spire expects to enter into a change in control and severance agreement (each, a “CIC Agreement”) with Mr. Platzer and Mr. Krywe, which would provide for certain severance and change in control benefits as summarized below. Each CIC Agreement will supersede any prior agreement or arrangement that Mr. Platzer and Mr. Krywe may have had with Spire that provides for severance or change in control payments and benefits. Each CIC Agreement will have an initial term of                     .

The CIC Agreements will provide that if, other than during the period beginning                      months before a change in control through the                      (the “CIC Period”), the named executive officer’s employment with Spire is terminated either (x) by Spire without cause (as defined in the CIC Agreement, and excluding by reason of his death or disability) or (y) by the named executive officer for good reason (as defined in the CIC Agreement), then the named executive officer will receive the following severance payments and benefits if he or she timely executes and does not revoke a separation agreement and release of claims in Spire’s favor:                     .

If, during the CIC Period, the named executive officer’s employment with Spire is terminated either (x) by Spire without cause (as defined in the CIC Agreement, and excluding by reason of his death or disability) or (y) by the named executive officer for good reason (as defined in the CIC Agreement), the named executive officer will receive the following severance payments and benefits if he or she timely executes and does not revoke a separation agreement and release of claims in Spire’s favor:                     .

Each CIC Agreement will provide that, if any of the amounts provided for under a CIC Agreement or otherwise payable to the named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Code and could be subject to the related excise tax, the named executive officer would receive (to the extent he or she is entitled to such receipt) either the full payment of benefits under the named executive officer’s CIC Agreement or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to the named executive officer. The CIC Agreements will not provide for any tax gross-ups in connection with a change in control.

2021 Equity Incentive Plan

In connection with the Business Combination, the NavSight Board adopted the 2021 Plan subject to stockholder approval, in order to facilitate the grant of equity awards to attract, retain and incentivize employees (including the named executive officers), independent contractors and directors of New Spire and its affiliates, which is essential to New Spire’s long term success. For additional information about the 2021 Plan, see the section titled “Equity Incentive Plan Proposal.”

2021 Employee Stock Purchase Plan

In connection with the Business Combination, the NavSight Board adopted the ESPP subject to stockholder approval, in order to allow employees of New Spire and its affiliates to purchase shares of New Spire Class A Common Stock at a discount through payroll deductions and to benefit from stock price appreciation, thus enhancing the alignment of employee and stockholder interests. For additional information about the ESPP, see the “ESPP Proposal.”

Other Elements of Compensation

Retirement Benefits

Spire maintains a 401(k) retirement savings plan (the “401(k) Plan”), for the benefit of employees, including its named executive officers, who satisfy certain eligibility requirements. The 401(k) Plan provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) Plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code and the applicable limits under the 401(k) Plan, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. All of a participant’s contributions into the 401(k) Plan are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, generally, pre-tax contributions to the 401(k) Plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) Plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) Plan.

Director Compensation

Historically, Spire has neither had a formal compensation policy for its non-employee directors, nor has it had a formal policy of reimbursing expenses incurred by its non-employee directors in connection with their board service. However, Spire reimbursed its non-employee directors for reasonable expenses incurred in connection with their attendance at board of directors or committee meetings and occasionally granted stock options.

Spire did not provide its non-employee directors with any cash, equity or other compensation in 2020. As of December 31, 2020, none of its non-employee directors held any equity awards other than Mr. Messer who held 40,000 shares subject to an outstanding stock option that was granted in April 2019. Neither Mr. Platzer nor Ms. Condor received any additional compensation for service as a director in 2020. The compensation of Mr. Platzer as a named executive officer is set forth above under “Executive Compensation—Summary Compensation Table.” The compensation of Ms. Condor as an executive officer consisted of the following: $175,895 in salary, $358,668 pursuant to the grant of option awards, and $382,072 in non-equity incentive plan compensation.

Non-Employee Director Compensation Policy

In 2021, the compensation committee of the Spire Board retained Compensia, Inc., a third-party compensation consultant, to provide the Spire Board and its compensation committee with an analysis of publicly available market data regarding practices and compensation levels at comparable companies and assistance in determining compensation to be provided to Spire non-employee directors. Based on the discussions with and assistance from the compensation consultant, in connection with the Business Combination, the Spire Board intends to adopt an outside director compensation policy (the “Outside Director Compensation Policy”) that provides for certain compensation to New Spire non-employee directors. The Outside Director Compensation Policy will become effective as of the day immediately prior to the Closing.

Cash Compensation

The Outside Director Compensation Policy will provide for the following cash compensation program for New Spire non-employee directors:                     .

These fees to New Spire non-employee directors will be paid quarterly in arrears on a prorated basis. Under the Outside Director Compensation Policy, New Spire also will reimburse its non-employee directors for reasonable travel expenses to attend meetings of the New Spire Board and its committees.

Equity Compensation

Initial Award. Pursuant to the Outside Director Compensation Policy, each person who first becomes a non-employee director after the effective date of such policy will receive, on the first trading day on or after the date that the person first becomes a non-employee director, an initial award of                      (the “Initial Award”). The Initial Award will be scheduled to vest                     , subject to continued services to New Spire through the applicable vesting dates. If the person was a member of the New Spire Board and also an employee, then becoming a non-employee director due to termination of employment will not entitle the person to an Initial Award.

Annual Award. On the first trading day immediately after the date of each annual meeting of the New Spire stockholders (an “Annual Meeting”) that occurs following the effective date of the Outside Director Compensation Policy, each non-employee director who has served as a non-employee director                      will receive automatically, an annual award of                      (the “Annual Award”). Each Annual Award will be scheduled to vest                      , subject to continued services to New Spire through the applicable vesting date.

Change in Control. In the event of New Spire’s change in control, as defined in the 2021 Plan, each non-employee director’s then outstanding equity awards covering shares of New Spire Common Stock that were granted to him or her while a non-employee director will                      .

Other Award Terms. Each Initial Award and Annual Award will be granted under the 2021 Plan (or its successor plan, as applicable) and form of award agreement under such plan.

Director Compensation Limits. The Outside Director Compensation Policy will provide that in any fiscal year, a non-employee director may be paid cash compensation and granted equity awards with an aggregate value of no more than                     . Equity awards granted or other compensation provided to a non-employee director for services provided as an employee or consultant (other than a non-employee director), or provided before the Closing, will not count toward this annual limit.

Limitation of Liability and Indemnification of Officers and Directors

The Proposed Certificate of Incorporation, which will be effective upon the Closing, will contain provisions that limit the personal liability of New Spire’s directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to provide for further elimination or limitation of the liability of a director of corporations, then the liability of New Spire’s directors shall be eliminated or limited to the fullest extent permitted by the DGCL.

In addition, the Proposed Bylaws, which will become effective upon the Closing, will provide that New Spire shall indemnify New Spire’s directors and officers, under certain circumstances, and may indemnify New Spire’s employees, agents and any other persons, to the extent not prohibited by the DGCL or other applicable law. The Proposed Bylaws will also provide that New Spire must advance expenses incurred by or on behalf of a New Spire director or officer in advance of the final disposition of any action or proceeding, subject to certain exceptions.

Further, New Spire expects to enter into indemnification agreements with each of New Spire’s directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require New Spire, among other things, to indemnify New Spire’s directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements shall also require New Spire to advance all expenses reasonably and actually incurred by New Spire’s directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

New Spire may also purchase and maintain insurance policies on behalf of any person who is or was a New Spire director, officer, employee, among others, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such. The coverage provided by these policies may apply whether or not New Spire would have the power to indemnify such person against such liability under the provisions of the DGCL. At present, we are not aware of any pending litigation or proceeding involving any person who will be one of New Spire’s directors or officers or is or was one of Spire’s directors or officers, or is or was one of Spire’s directors or officers serving at Spire’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

The limitation of liability and indemnification provisions in the Proposed Certificate of Incorporation and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit New Spire and its stockholders. A stockholder’s investment may decline in value to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership of NavSight Common Stock as of March 31, 2021 and (ii) the expected beneficial ownership of New Spire Common Stock immediately following the Closing (assuming a “no redemption” scenario and a “maximum redemption” scenario as described below) by:

•	each person who is known to be, or is expected to be, the beneficial owner of more than 5% of NavSight Common Stock or New Spire Common Stock;

•	each of NavSight’s current officers and directors;

•	each person who will become a named executive officer or director of New Spire following the consummation of the Business Combination; and

•	all current officers and directors of NavSight, as a group, and all executive officers and directors of New Spire following the consummation of the Business Combination, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, NavSight and Spire believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them.

NavSight’s authorized common stock currently consists of NavSight Class A Common Stock and NavSight Class B Common Stock. The beneficial ownership of NavSight Common Stock prior to the Business Combination is based on 23,000,000 shares of NavSight Class A Common Stock issued and outstanding and 5,750,000 shares of NavSight Class B Common Stock issued and outstanding. Following the Closing, New Spire’s authorized common stock will consist of New Spire Class A Common Stock, with one vote per share, and New Spire Class B Common Stock, with nine votes per share. Shares of New Spire Class B Common Stock will not convert into shares of New Spire Class A Common Stock under any circumstance. For additional information, see the section titled “Description of New Spire Securities.”

The expected beneficial ownership of shares of New Spire Common Stock following the consummation of the Business Combination reflects the following:

•

23,000,000 shares of NavSight Class A Common Stock issued as part of the Units in the IPO that will become shares of New Spire Class A Common Stock in connection with the consummation of the Business Combination;

•

5,750,000 shares of NavSight Class B Common Stock held by the Initial Stockholders that will be converted into shares of New Spire Class A Common Stock in connection with the consummation of the Business Combination;

•	24,500,000 shares of New Spire Class A Common Stock issued in connection with the PIPE Investment, which includes an aggregate of 1,000,000 shares to be issued to the Sponsor Related PIPE Investors;

•

101,203,094 shares of New Spire Class A Common Stock issued to holders of Spire Capital Stock in connection with the consummation of the Business Combination (giving effect to the conversion of all Spire Notes and Spire Warrants immediately prior to the Closing), based on the Per Share Closing Consideration of 1.726 shares of New Spire Class A Common Stock for each share of Spire Capital Stock; and

•

shares of New Spire Class B Common Stock purchased by the Founders at Closing, which number is equal the number of shares of New Spire Class A Common Stock issued to the Founders at Closing as part of consideration for the Merger.

and assumes two scenarios:

•

a “no redemption” scenario where no stockholders of NavSight Class A Common Stock exercise their redemption rights with respect to their redeemable NavSight Class A Common Stock upon consummation of the Business Combination; and

•

a “maximum redemption” scenario where 19,416,841 shares of NavSight Class A Common Stock are redeemed in connection with the Business Combination (assumed redemption price of $10.00 per share based on the funds held in the Trust Account as of December 31, 2020).

The following table does not reflect (i) beneficial ownership of any shares of New Spire Class A Common Stock issuable upon exercise of the Public Warrants or Private Placement Warrants, as such securities are not exercisable or convertible within 60 days of March 31, 2021, (ii) any shares of New Spire Class A Common Stock to be issued in connection with the Earnout, or (iii) the issuance of the FP Stock Grant or FP Conversion Shares pursuant to the FP Credit Agreement.

Based on the foregoing assumptions, there would be 154,470,464 shares of New Spire Class A Common Stock and 12,201,880 shares of New Spire Class B Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 135,053,623 shares of New Spire Class A Common Stock and 12,201,880 shares of New Spire Class B Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “maximum redemption” scenario.

Upon the consummation of the Business Combination, all outstanding Spire Options will be assumed and converted into option awards that are exercisable for shares of New Spire Class A Common Stock pursuant to an Option Exchange Ratio. We have deemed shares of New Spire Class A Common Stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2021, based on an Option Exchange Ratio of 1.850 shares of New Spire Class A Common Stock for each share of Spire Capital Stock, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

If the actual facts are different from the foregoing assumptions, ownership figures reflected in the table that follows on a post-Business Combination basis will be different. Additionally, the estimated Per Share Closing Consideration set forth herein will differ from the actual Per Share Closing Consideration.

Unless otherwise noted, the business address of each of those listed in the table above pre-Business Combination is 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191 and post-Business Combination is 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia 22182.

	Pre-Business Combination					Post-Business Combination
						Assuming No Redemption						Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Shares of NavSight Class A Common Stock	Number of Shares of NavSight Class B Common Stock	% of NavSight Class A Common Stock	% of NavSight Class B Common Stock	% of Total Voting Power	Number of Shares of New Spire Class A Common Stock		Number of Shares of New Spire Class B Common Stock	% of New Spire Class A Common Stock	% of New Spire Class B Common Stock	% of Total Voting Power	% of New Spire Class A Common Stock	% of New Spire Class B Common Stock	% of Total Voting Power
5% Holders
Six4 Holdings, LLC(1)	–	5,667,500	–	98.6	19.7	5,667,500		–	3.7	–	2.1	4.2	–	2.3
Soroban Opportunities Master Fund LP(2)	2,131,322	–	9.3	–	7.4	2,131,322		–	1.4	–	*	1.6	–	*
Entities affiliated with Millennium(3)	1,803,272	–	7.8	–	6.3	1,803,272		–	1.2	–	*	1.3	–	*
Entities affiliated with Linden(4)	1,500,000	–	6.5	–	5.2	1,500,000		–	*	–	*	1.1	–	*
Entities affiliated with Bessemer(5)	–	–	–	–	–	7,265,632		–	4.7	–	2.7	5.4	–	3.0
Entities affiliated with RRE(6)	–	–	–	–	–	6,830,732		–	4.4	–	2.6	5.1	–	2.8
Directors and Executive Officers Pre-Business Combination
Robert Coleman(7)	–	5,667,500	–	98.6	19.7	5,667,500		–	3.7	–	2.1	4.3	–	2.3
Jack Pearlstein(8)	–	5,667,500	–	98.6	19.7	5,667,500		–	3.7	–	2.1	4.3	–	2.3
William P. Crowell	–	25,000	–	*	*	25,000		–	*	–	*	*	–	*
Henry A. Crumpton	–	25,000	–	*	*	25,000		–	*	–	*	*	–	*
Gilman Louie	–	32,500	–	*	*	32,500		–	*	–	*	*	–	*
All NavSight directors and executive officers as a group (5 individuals)	–	5,750,000	–	100	20	5,750,000		–	3.7	–	2.1	4.3	–	2.4
Directors and Executive Officers Post-Business Combination
Peter Platzer(16)	–	–	–	–	–	11,445,647	(9)	11,445,647	7.9	69.9	33.3	9.1	69.9	35.1
Theresa Condor(16)	–	–	–	–	–	928,768	(10)	928,768	7.9	69.9	33.3	9.1	69.9	35.1
Keith Johnson(11)	–	–	–	–	–	127,693		–	*	–	*	*	–	*
Thomas Krywe(12)	–	–	–	–	–	429,111		–	*	–	*	*	–	*
Stephen Messer(13)	–	–	–	–	–	349,686		–	*	–	*	*	–	*
William Porteous(14)	–	–	–	–	–	6,830,732		–	4.4	–	2.6	5.1	–	2.8
Jack Pearlstein(8)	–	5,667,500	–	98.6	20	5,667,500		–	3.7	–	2.1	4.2	–	2.3
All New Spire directors and executive officers as a group (9 individuals)(15)	–	5,667,500	–	98.6	20	26,417,887		–	16.6	69.9	38.3	18.9	69.9	41.3

*	Less than one percent
(1)

Consists of shares of New Spire Class A Common Stock held by Six4 Holdings, LLC (the “Sponsor”). RLM2 LLC and JIMI, LLC are the co-managing members of the Sponsor. Mr. Coleman is the sole member and manager of RLM2 LLC and Mr. Pearlstein is the sole member and manager of JIMI, LLC and each shares voting and dispositive power over the shares held by the Sponsor.

(2)

Based solely on the Schedule 13G filed with the SEC on March 22, 2021, consists of shares of New Spire Class A Common Stock held by Soroban Opportunities Master Fund LP. Soroban Capital Partners GP LLC is the general partner of Soroban Capital Partners LP, which is an investment adviser to Soroban Opportunities Master Fund LP. The managing partner of Soroban Capital Partners GP LLC is Eric W. Mandelblatt. The address of Soroban Capital Partners GP LLC, Soroban Capital Partners LP and Soroban Capital GP LLC is 55 West 46th Street, 32nd Floor, New York, NY 10036. The address of Soroban Opportunities Master Fund LP is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

(3)

Based solely on the Schedule 13G filed with the SEC on February 4, 2021, consists of (i) 353,272 shares of New Spire Class A Common Stock held by Integrated Core Strategies (US) LLC (“ICS US”), (ii) 900,000 shares of New Spire Class A Common Stock held by Riverview Group LLC (“Riverview”), and (iii) 550,000 shares of New Spire Class A Common Stock held by ICS Opportunities, Ltd. (“ICS Opportunities”). Millennium International Management LP (“Millennium International”), Millennium Management LLC (“Millennium Management”), Millennium Group Management LLC (“Millennium Group”) and Israel A. Englander, each of which share voting and dispositive power with respect to certain of the reported shares shown above. Millennium International is the investment manager to ICS Opportunities. Millennium Management is the general partner of the managing member of ICS US and Riverview and the general partner of the owner of ICS US and ICS Opportunities. Millennium Group is the managing member of Millennium Management and the general partner of Millennium International. The managing member of the Millennium Group is a trust of which Israel A. Englander, a United States citizen (“Mr. Englander”), currently serves as the sole voting trustee. The business address of the individual and entities identified in this footnote is 666 Fifth Avenue, New York, NY 10103.

(4)

Based solely on the Schedule 13G filed with the SEC on February 5, 2021, consists of (i) 1,341,716 shares of New Spire Class A Common Stock held by Linden Capital L.P. (“Linden Capital”) and (ii) 158,284 shares of New Spire Class A Common Stock held by one or more separately managed accounts (“Managed Accounts”). Linden GP LLC (“Linden GP”) is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the shares held by Linden Capital. Linden Advisors LP (“Linden Advisors”) is the investment manager of Linden Capital and trading advisor or investment advisor for the Managed Accounts. Siu Min Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the shares held by each of Linden Capital and the Managed Accounts. The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP, and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, NY 10022.

(5)

Consists of (i) 2,814,566 shares of New Spire Class A Common Stock held by Bessemer Venture Partners IX L.P., which includes an aggregate of 1,188,587 shares of New Spire Class A Common Stock issuable upon the conversion of the 2019 Spire Notes and 2021 Spire Notes held by Bessemer Venture Partners IX L.P. and (ii) 2,324,681 shares of New Spire Class A Common Stock held by Bessemer Venture Partners IX Institutional L.P (together with Bessemer Ventures Partners IX L.P., “Bessemer”), which includes an aggregate of 1,022,022 shares of New Spire Class A Common Stock issuable upon the conversion of the 2019 Spire Notes and 2021 Spire Notes held by Bessemer Venture Partners IX Institutional L.P. Deer IX & Co. L.P. is the general partner of Bessemer. Deer IX & Co. Ltd. is the general partner of Deer IX & Co. L.P. Robert P. Goodman, David Cowan, Jeremy Levine, Byron Deeter, Robert M. Stavis, and Adam Fisher are the directors of Deer IX & Co. Ltd. and hold the voting and dispositive power for Bessemer. Investment and voting decisions with respect to the shares held by Bessemer are made by the directors of Deer IX & Co. Ltd. acting as an investment committee. The address for each Bessemer entity identified in this footnote is c/o Bessemer Venture Partners, 1865 Palmer Avenue, Suite 104, Larchmont, NY 10538.

(6)

Consists of (i) 2,796,021 shares of New Spire Class A Common Stock held by RRE Ventures V, L.P. and (ii) 1,504,328 shares of New Spire Class A Common Stock held by RRE Leaders Fund, LP (together with RRE Ventures V, L.P., “RRE”), which includes 815,291 shares of New Spire Class A Common Stock issuable upon the conversion of the 2019 Spire Notes held by RRE Leaders Fund, LP. RRE Ventures GP V, LLC is the general partner of RRE Ventures V, L.P. and has sole voting and dispositive power with respect to the shares held by RRE Ventures V, L.P. RRE Leaders GP, LLC is the general partner of RRE Leaders Fund, LP and has sole voting and dispositive power with respect to the shares held by RRE Leaders Fund, LP. The address for each RRE entity identified in this footnote is 130 East 59th Street 17th Floor, New York, NY 10022.

(7)

Consists of shares of New Spire Class A Common Stock held by the Sponsor identified in footnote (1) above. RLM2 LLC and JIMI, LLC are the co-managing members of the Sponsor. Mr. Coleman is the sole member and manager of RLM2 LLC and Mr. Pearlstein is the sole member and manager of JIMI, LLC and each shares voting and dispositive power over the shares held by the Sponsor.

(8)

Consists of shares of New Spire Class A Common Stock held by the Sponsor identified in footnote (1) above. RLM2 LLC and JIMI, LLC are the co-managing members of the Sponsor. Mr. Coleman is the sole member and manager of RLM2 LLC and Mr. Pearlstein is the sole member and manager of JIMI, LLC and each shares voting and dispositive power over the shares held by the Sponsor.

(9)

Consists of (i) 8,383,866 shares of New Spire Class A Common Stock held by Mr. Platzer and (ii) 3,061,781 shares of New Spire Class A Common Stock subject to stock options exercisable within 60 days of March 31, 2021.

(10)

Consists of (i) 144,946 shares of New Spire Class A Common Stock held by Ms. Condor and (ii) 783,822 shares of New Spire Class A Common Stock subject to stock options exercisable within 60 days of March 31, 2021.

(11)	Consists of 127,693 shares of New Spire Class A Common Stock subject to stock options exercisable within 60 days of March 31, 2021.
(12)	Consists of 429,111 shares of New Spire Class A Common Stock subject to stock options exercisable within 60 days of March 31, 2021.
(13)

Consists of (i) 76,666 shares of New Spire Class A Common Stock held by Mr. Messer, (i) 17,731 shares of New Spire Class A Common Stock subject to stock options exercisable within 60 days of March 31, 2021, and (iii) 115,653 shares of New Spire Class A Common Stock held of record by Zephir Worldwide LLC. Mr. Messer is a Member at Zephir Worldwide LLC and shares the power to vote and dispose of shares held by Zephir Worldwide LLC. The address for Zephir Worldwide LLC is 626 Millwood Road, Mt. Kisco, NY 10549.

(14)

Consists of shares of New Spire Class A Common Stock held by RRE identified in footnote (6) above. Mr. Porteous is a principal of RRE Ventures GP V, LLC and RRE Leaders GP, LLC, the general partners of RRE Ventures V, L.P. and RRE Leaders GP, LLC, respectively.

(15)

Consists of (i) 21,358,999 shares of New Spire Class A Common Stock and 8,528,812 shares of New Spire Class B Common Stock beneficially owned by New Spire’s executive officers and directors and (ii) 5,058,888 shares of New Spire Class A Common Stock subject to stock options exercisable within 60 days of March 31, 2021.

(16)	Mr. Platzer and Ms. Condor, as husband and wife, share beneficial ownership of the shares held by each other.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

NavSight Holdings, Inc.

The following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:

•	NavSight has been or is to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of NavSight’s directors, executive officers, or beneficial holders of more than 5% of any class of NavSight Capital Stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Sponsor Shares

On June 16, 2020, the Sponsor purchased 5,750,000 shares of NavSight Class B Common Stock for an aggregate price of $25,000, of which up to 750,000 shares were subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, such that the Sponsor would own, on an as-converted basis, 20% of NavSight’s issued and outstanding shares after the IPO. As a result of the underwriter’s election to fully exercise its over-allotment option, all such shares are no longer subject to forfeiture. The Sponsor subsequently transferred 25,000 of such shares to each of Mr. Crowell and Ambassador Crumpton and 32,500 to Mr. Gilman Louie, at their original purchase price.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its shares until the earlier to occur of: (i) one year after the completion of a business combination or (ii) subsequent to a business combination, (a) if the last reported sale price of the NavSight Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, or (b) the date on which NavSight completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of NavSight’s stockholders having the right to exchange their shares of NavSight Common Stock for cash, securities or other property.

Promissory Note

On June 16, 2020, the Sponsor agreed to loan NavSight an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “IPO Promissory Note”). The IPO Promissory Note was non-interest bearing and payable on the earlier of January 31, 2021 or the completion of the IPO. On September 16, 2020, NavSight paid the outstanding balance due of $119,156 under the IPO Promissory Note.

Administrative Support Agreement

NavSight entered into an agreement, commencing on September 9, 2020 and terminating upon the earlier of NavSight’s consummation of a business combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, and administrative support services. For the three months ended December 31, 2020 and for the period from May 29, 2020 (inception) through December 31, 2020, NavSight incurred $10,000 in fees for these services, of which such amount is included in accrued expenses in the accompanying condensed balance sheet at December 31, 2020.

Related Party Loans

In order to finance transaction costs in connection with a business combination, the Sponsor, or NavSight’s officers and directors may, but are not obligated to, loan NavSight funds as may be required (“Working Capital Loans”). If NavSight completes a business combination, NavSight would repay the Working Capital Loans out of the proceeds of the Trust Account released to NavSight. In the event that a business combination does not close, NavSight may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. As of May 6, 2021, no Working Capital Loans were outstanding. The warrants would be identical to the Private Placement Warrants.

PIPE Subscription Agreements

In connection with the execution of the Business Combination Agreement, on February 28, 2021, NavSight entered into the PIPE Subscription Agreements with the PIPE Investors, a copy of the form of which is attached to this proxy statement/prospectus/information statement as Annex H, pursuant to which, immediately prior to the consummation of the Business Combination, such PIPE Investors will purchase an aggregate of 24,500,000 shares of New Spire Class A Common Stock at $10.00 per share for an aggregate purchase price of $245,000,000. The Sponsor Related PIPE Investors (or affiliates thereof) have subscribed for an aggregate purchase price of $10,000,000 of the PIPE Investment, for which they will receive 1,000,000 shares of New Spire Class A Common Stock.

The PIPE Subscription Agreements provide that New Spire is required to file with the SEC, within 45 calendar days of the Closing, a registration statement covering the resale of shares issued pursuant to the PIPE Investment and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 90th calendar day (or 120th calendar day in the event the SEC reviews and has written comments to the registration statement) following the filing date thereof and (ii) the 10th business day after the date New Spire is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The obligation of the parties to consummate the purchase and sale of the shares covered by the PIPE Subscription Agreements is subject to the satisfaction of the following conditions: (i) there shall not be in force any Governmental Order (as defined in the Business Combination Agreement), statute, rule or regulation enjoining or prohibiting the consummation of the Business Combination; and (ii) all conditions precedent to closing the Business Combination under the Business Combination Agreement are satisfied or waived.

The PIPE Subscription Agreements provide that in the event that the PIPE Investment shares are not registered in connection with the consummation of the Business Combination, NavSight agrees that, within 45 calendar days after the consummation of the Business Combination, it will file with the SEC a registration statement registering such shares, and it shall use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof.

The PIPE Subscription Agreements will be terminated, and be of no further force and effect, upon the earlier to occur of (i) such date and time as the Business Combination Agreement is terminated in accordance with its terms without the Business Combination being consummated, (ii) upon the mutual written agreement of NavSight and the applicable PIPE Investor, or (iii) March 1, 2022 if the Closing has not occurred by such date.

In connection with the PIPE Investment, NavSight engaged Credit Suisse as lead placement agent and BofA Securities as a placement agent. In connection with performing services as lead placement agent and placement agent, respectively, Credit Suisse and BofA Securities will receive fees and expense reimbursements customary for a PIPE transaction (subject to the terms and conditions of their engagement letters with NavSight). BofA Securities previously had been hired to advise Spire in connection with the proposed business combination and will receive customary compensation in connection therewith. Except in respect of the PIPE Investment, BofA Securities did not provide any advice to NavSight, including, but not limited to, regarding the valuation of Spire or the terms of the business combination with Spire. Prior to accepting its engagement as placement agent, BofA Securities entered into letter agreements with each of NavSight and Spire pursuant to which each of NavSight and Spire consented to BofA Securities’ dual roles as financial advisor to Spire in connection with the proposed business combination and as a placement agent to NavSight in connection with the PIPE Investment, and waived any claims it may have based on any actual or potential conflicts in connection with such dual roles. In addition, BofA Securities and its affiliates may provide investment banking and other financial services to NavSight, Spire and their respective affiliates in the future, for which they would expect customary compensation.

Spire

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements discussed in the sections titled “Management of New Spire Following the Business Combination” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:

•	Spire has been or is to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of Spire’s directors, executive officers, or beneficial holders of more than 5% of any class of Spire Capital Stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Founder Purchase

The Founders entered into the Business Combination Agreement on February 28, 2021, which provides that at Closing, the Founders will purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing, at a purchase price of $0.0001 per share.

Convertible Note Financings

From July 2019 through October 2020, Spire issued and sold subordinated convertible promissory notes in the aggregate principal amount of $42,883,674. The 2019 Spire Notes accrued interest at a rate of 8.0% per annum. The following table summarizes purchases of the 2019 Spire Notes by related persons:

Name of stockholder	Principal amount of notes
Entities affiliated with Bessemer(1)	$2,639,164
Entities affiliated with RRE(2)	$1,000,000
Entities affiliated with GPO(3)	$2,774,510

(1)

Consists of (i) $1,173,900 in 2019 Spire Notes issued to Bessemer Venture Partners IX Institutional L.P. and (ii) $1,465,264 in 2019 Spire Notes issued to Bessemer Venture Partners IX L.P. Entities affiliated with Bessemer currently hold more than 5% of Spire’s outstanding capital stock.

(2)	Consists of $1,000,000 in 2019 Spire Notes issued to RRE Leaders Fund, LP. Entities affiliated with RRE currently hold more than 5% of Spire’s outstanding capital stock.
(3)

Consists of (i) $274,510 in 2019 Spire Notes issued to Project Orbit, a Series of GPO Fund Series Select, LLC and (ii) $2,500,000 in 2019 Spire Notes issued to Global Public Offering Master Fund, LP. Key Compton, director of Urgent International Inc., which is managing member of Global Public Offering Fund GP, LLC, which is the general partner of Global Public Offering Master Fund, LP, is a member of the Spire Board.

From January 2021 through February 2021, Spire issued and sold convertible promissory notes in the aggregate principal amount of $20,000,000. The 2021 Spire Notes accrue interest at a rate of 8.0% per annum. The following table summarizes purchases of the 2021 Spire Notes by related persons:

Name of stockholder	Principal amount of notes
Entities affiliated with Bessemer(1)	$1,231,700

(1)

Consists of (i) $547,860 in 2021 Spire Notes issued to Bessemer Venture Partners IX Institutional L.P. and (ii) $683,840 in 2021 Spire Notes issued to Bessemer Venture Partners IX L.P. Entities affiliated with Bessemer currently hold more than 5% of Spire’s outstanding capital stock.

Investors’ Rights Agreement

Spire is party to the Amended and Restated Investors’ Rights Agreement, dated as of August 17, 2017, which grants registration rights and information rights, among other things, to certain holders of its capital stock, including Bessemer, RRE, and entities affiliated with Moussefixe L.P. (“Moussefixe”). This agreement will be amended and restated upon the Closing.

Right of First Refusal

Pursuant to certain agreements with its stockholders, including the Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of August 17, 2017 (the “ROFR Agreement”), Spire or its assignees have the right to purchase shares of Spire capital stock which certain stockholders propose to sell to other parties. Certain holders of Spire capital stock, including Bessemer, RRE, and Moussefixe, have rights of first refusal and co-sale under the ROFR Agreement. These rights will terminate upon the Closing.

Voting Agreement

Spire is a party to the Voting Agreement, dated as of August 17, 2017, pursuant to which certain holders of its capital stock, including Bessemer, RRE, and Moussefixe, have agreed to vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the Closing.

Voting and Support Agreements

Spire and NavSight are parties to the Voting and Support Agreements, each dated as of February 28, 2021, pursuant to which Peter Platzer, Theresa Condor, Stephen Messer, Zephir Worldwide LLC, Bessemer, and RRE have agreed to vote all of their respective shares of Spire Capital Stock in favor of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination.

Executive Compensation and Director Compensation

See the sections titled “Executive Compensation” and “Interests of Spire’s Directors and Officers in the Business Combination” for information on compensation arrangements with Spire’s executive officers and directors, which include, among other things, stock awards, agreements with executive officers and certain other benefits. For information on termination arrangements with executive officers, see the section titled “Executive Compensation—Executive Compensation Arrangements–Existing Agreements—Potential Payments upon Termination or Change in Control.”

Director and Officer Indemnification

For information on Spire’s indemnification arrangements with its directors and executive officers, see the section titled “Description of New Spire Securities—Limitation on Liability and Indemnification of Officers and Directors.”

Policies and Procedures for Related Person Transactions

Spire intends to adopt a written related person transactions policy that its executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of its common stock and any members of the immediate family of and any entity affiliated with any of the foregoing persons are not permitted to enter into a material related person transaction with Spire without the review and approval of Spire’s audit committee or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Spire expects the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, Spire expects that its audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although Spire has not had a written policy for the review and approval of transactions with related persons, the Spire Board has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, the material facts as to a director’s or officer’s relationship or interest as to the agreement or transaction were disclosed to the Spire Board. The Spire Board would take this information into account when evaluating the transaction and in determining whether such transaction was fair to the company and in the best interest of all of its stockholders.

DESCRIPTION OF NEW SPIRE SECURITIES

The following summary of the material terms of New Spire’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. NavSight urges you to read the Proposed Certificate of Incorporation and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of New Spire’s securities following the Business Combination. The full text of the Proposed Certificate of Incorporation is attached as Annex B to this proxy statement/prospectus/information statement. The Proposed Bylaws will be adopted by the New Spire Board immediately following the Closing. The affirmative vote of a majority of the New Spire Board is required to adopt, amend, alter or repeal the Proposed Bylaws. The full text of the Proposed Bylaws is attached as Annex C to this proxy statement/prospectus/information statement.

For additional information about the Organizational Documents Proposals, see the sections titled “Organizational Documents Proposal A,” “Organizational Documents Proposal B,” “Organizational Documents Proposal C” and “Organizational Documents Proposal D.”

General

The authorized capital stock of New Spire will consist of 1,115,000,000 shares, $0.0001 par value per share, of which:

•	1,000,000,000 shares will be designated as New Spire Class A Common Stock;

•	15,000,000 shares will be designated as New Spire Class B Common Stock; and

•	100,000,000 shares will be designated as New Spire Preferred Stock.

Common Stock

The Proposed Certificate of Incorporation authorizes two classes of New Spire Common Stock, New Spire Class A Common Stock and New Spire Class B Common Stock. The rights of the holders of New Spire Class A Common Stock and New Spire Class B Common Stock will be identical, except with respect to voting and certain economics rights. Some of the terms of these classes of New Spire Common Stock are discussed in greater detail below.

The Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing.

Dividend Rights

Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of New Spire Class A Common Stock will be entitled to receive dividends on a pro rata basis out of any assets legally available as may be declared from time to time by the New Spire Board. Dividends may not be declared or paid on the New Spire Class B Common Stock.

Right to Receive Liquidation Distributions

If New Spire becomes subject to a liquidation, dissolution, or winding up, the assets legally available for distribution to New Spire’s stockholders would be distributable on an equal priority, pro rata basis to the holders of New Spire Class A Common Stock unless different treatment is approved by the majority of the holders of New Spire Class A Common Stock and New Spire Class B Common Stock, each voting separately as a class, subject to the rights of any holders of any series of New Spire Preferred Stock then outstanding. New Spire Class B Common Stock will be entitled to receive a maximum of $0.0001 per upon a liquidation, dissolution, or winding up.

Voting Rights

Holders of New Spire Class A Common Stock will be entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of New Spire Class B Common Stock will be entitled to nine votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of New Spire Class A Common Stock and New Spire Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation of New Spire or required by law. Under the Proposed Certificate of Incorporation, approval of the holders of at least two-thirds of the outstanding shares of New Spire Class B Common Stock, voting as a separate class, will be required to:

•

directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of the Proposed Certificate of Incorporation inconsistent with, or otherwise alter, any provision of the Proposed Certificate of Incorporation relating to the voting or other rights, powers, preferences, privileges or restrictions of the New Spire Class B Common Stock;

•	reclassify any outstanding shares of New Spire Class A Common Stock into shares having the right to have more than one vote for each share thereof; or

•	issue any shares of New Spire Class B Common Stock.

In addition, Delaware law could require either holders of New Spire Class A Common Stock or of New Spire Class B Common Stock to vote separately as a single class in the following circumstances:

•

if New Spire were to seek to amend the certificate of incorporation of New Spire in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely; and

•

if New Spire were to seek to amend the certificate of incorporation of New Spire to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment.

Subject to any rights of the holders of any series of New Spire Preferred Stock to elect directors under specified circumstances, the number of directors that constitutes the New Spire Board will be fixed solely by resolution of the New Spire Board. The Proposed Certificate of Incorporation and Proposed Bylaws will establish a classified board of directors that is divided into three classes with staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of Spire’s stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms. There is no cumulative voting with respect to the election of directors.

Conversion and Transferability

Shares of New Spire Class A Common Stock and New Spire Class B Common Stock will not be convertible into any other shares of capital stock of New Spire. Each share of New Spire Class B Common Stock will automatically and without further action on the part of New Spire or the holders of New Spire Class B Common Stock be transferred to New Spire for no consideration upon (i) the affirmative written election of such holder, (ii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the date the Proposed Certificate of Incorporation becomes effective that both (a) such Founder is no longer providing services to New Spire as an officer, employee, or consultant and (b) such Founder is no longer a director of New Spire, (iii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the date that such Founder’s employment with New Spire is terminated for Cause for Termination (as such term is defined in the Proposed Certificate of Incorporation), or (iv) upon the death or disability of such Founder. In addition, upon the sale, assignment, transfer, or other disposition of shares of New Spire Class A Common Stock held by the Founders pursuant to transfers not permitted by the Proposed Certificate of Incorporation, an equivalent number of shares of New Spire Class A Common Stock held by such Founder will be automatically and without further action on the part of New Spire or such Founder be transferred to New Spire for no consideration.

Notwithstanding the foregoing, all outstanding shares of New Spire Class B Common Stock will automatically and without further action on the part of New Spire or the holders of New Spire Class B Common Stock be transferred to New Spire for no consideration on (i) the date specified by the holders of two-thirds of the then outstanding shares of New Spire Class B Common Stock, voting as a separate class, or in the affirmative written election executed by the holders of two-thirds of the then outstanding shares of New Spire Class B Common Stock, or (ii) the date fixed by the New Spire Board that is no less than 61 days and no more than 180 days following the date that the number of outstanding shares of New Spire Class B Common Stock held by the Founders represents less than 10% of the aggregate number of shares of New Spire Class B Common Stock held collectively by the Founders as of 11:59 p.m. Eastern Time on the date the Proposed Certificate of Incorporation becomes effective.

Other Matters

All outstanding shares of the New Spire Common Stock will be fully paid and nonassessable. The New Spire Common Stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Preferred Stock

The New Spire Board will be authorized, subject to any limitations prescribed by law, to provide for the issuance of New Spire Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, and by filing a certificate pursuant to the applicable law of the State of Delaware (“Preferred Stock Designation”) to fix the designation, powers, preferences, and rights of the shares of each series and any qualifications, limitations, or restrictions thereof. The New Spire Board will be empowered to increase or decrease the number of shares of any series of New Spire Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by the New Spire stockholders, unless required by the Preferred Stock Designation, irrespective of the provisions of the DGCL. The New Spire Board will be able to authorize the issuance of New Spire Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the New Spire Common Stock. The issuance of New Spire Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of New Spire and might adversely affect the market price of New Spire Common Stock and the voting and other rights of the holders of the New Spire Common Stock. There are currently no plans to issue any shares of New Spire Preferred Stock.

Warrants

Public Warrants

Pursuant to the Warrant Agreement, each whole warrant entitles the registered holder to purchase one share of New Spire Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the date that is one year from the time of the IPO and the date that is 30 days after the Closing, provided in each case that New Spire has an effective registration statement under the Securities Act covering the shares of the New Spire Class A Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or New Spire permit holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of shares of New Spire Class A Common Stock. This means only a whole warrant may be exercised at a given time by a warrant holder. The warrants will expire five years after the completion of the Merger, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

New Spire will not be obligated to deliver any shares of New Spire Class A Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of New Spire Class A Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to New Spire satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and New Spire will not be obligated to issue a share of New Spire Class A Common Stock upon exercise of a warrant unless the share of New Spire Class A Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will New Spire be required to net cash settle any warrant.

New Spire has agreed that as soon as practicable, but in no event later than twenty business days after the Closing, it will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of New Spire Class A Common Stock issuable upon exercise of the warrants. New Spire will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the Warrant Agreement. If a registration statement covering the issuance of the shares of New Spire Class A Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when New Spire will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if shares of New Spire Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, New Spire may, at its option, require holders of the Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event New Spire elects to do so, it will not be required to file or maintain in effect a registration statement, but New Spire will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of shares of New Spire Class A Common Stock equal to the lesser of (i) the quotient obtained by dividing (a) the product of the number of shares of New Spire Class A Common Stock underlying the warrants, multiplied the excess of the “fair market value” less the exercise price of the warrants by (b) the fair market value and (ii) 0.361. The “fair market value” shall mean the volume weighted average price of the shares of New Spire Class A Common Stock for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of Warrants When the Price per Share of New Spire Class A Common Stock Equals or Exceeds $18.00

Once the warrants become exercisable, New Spire may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the last reported sale price of the shares of New Spire Class A Common Stock for any 20 trading days within a 30-trading day period ending three business days before New Spire sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

If and when the warrants become redeemable by New Spire, it may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. However, New Spire will not redeem the warrants unless an effective registration statement under the Securities Act covering the shares of New Spire Class A Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of New Spire Class A Common Stock is available throughout the 30-day redemption period.

New Spire has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Spire issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised. However, the price of the shares of New Spire Class A Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption of Warrants When the Price per Share of New Spire Class A Common Stock Equals or Exceeds $10.00

Once the warrants become exercisable, New Spire may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of New Spire Class A Common Stock (as defined below);

•

if, and only if, the Reference Value (as defined above under “Redemption of Warrants When the Price per Share of New Spire Class A Common Stock Equals or Exceeds $18.00”) equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like), the Private Placement Warrants must also be concurrently called for redemption on the same terms (except as described above with respect to a holder’s ability to cashless exercise its warrants) as the outstanding Public Warrants as described above.

The numbers in the table below represent the number of shares of New Spire Class A Common Stock that a warrant holder will receive upon exercise in connection with a redemption by New Spire pursuant to this redemption feature, based on the “fair market value” of New Spire Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined based on volume-weighted average price of New Spire Class A Common Stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. New Spire will provide warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

Pursuant to the Warrant Agreement, references above to shares of New Spire Class A Common Stock shall include a security other than shares of New Spire Class A Common Stock into which the shares of New Spire Class A Common Stock have been converted or exchanged for in the event New Spire is not the surviving company in the initial business combination. The numbers in the table below will not be adjusted when determining the number of shares of New Spire Class A Common Stock to be issued upon exercise of the warrants if New Spire is not the surviving entity in a merger.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of the warrant is adjusted. See “—Anti-dilution Adjustments.” If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. If the exercise price of the warrant is adjusted, as a result of raising capital in connection with the initial business combination, the adjusted stock prices in the column headings will by multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “- Anti-dilution Adjustments” and the denominator of which is $10.00.

	Fair Market Value of New Spire Class A Common stock
Redemption Date (period to expiration of warrants)	≤ $10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥ $18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of New Spire Class A Common Stock to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume-weighted average price of New Spire Class A Common Stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Class A common stock for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume-weighted average price of New Spire Class A Common Stock as reported during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Class A common stock for each whole warrant. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.361 Class A common stock per warrant (subject to adjustment).

This redemption feature differs from the typical warrant redemption features used in many other blank check offerings, which typically only provide for a redemption of warrants for cash (other than the private placement warrants) when the trading price for the shares of New Spire Class A Common Stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding warrants to be redeemed when the shares of New Spire Class A Common Stock are trading at or above $10.00 per share, which may be at a time when the trading price of New Spire Class A Common Stock is below the exercise price of the warrants. New Spire has established this redemption feature to provide it with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold. See “—Redemption of Warrants When the Price per Share of New Spire Class A Common Stock Equals or Exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of the date of the IPO. This redemption right provides New Spire with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to its capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed. New Spire will be required to pay the applicable redemption price to warrant holders if it chooses to exercise this redemption right and it will allow New Spire to quickly proceed with a redemption of the warrants if it determines it is in its best interest to do so. As such, New Spire would redeem the warrants in this manner when it believes it is in its best interest to update its capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, New Spire can redeem the warrants when New Spire Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to New Spire’s capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If New Spire chooses to redeem the warrants when New Spire Class A Common Stock is trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer New Spire Class A Common Stock than they would have received if they had chosen to wait to exercise their warrants for New Spire Class A Common Stock if and when such New Spire Class A Common Stock was trading at a price higher than the exercise price of $11.50.

No fractional shares of New Spire Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, New Spire will round down to the nearest whole number of the number of shares of New Spire Class A Common Stock to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the shares of New Spire Class A Common Stock pursuant to the warrant agreement (for instance, if New Spire is not the surviving company in a merger), the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the shares of New Spire Class A Common Stock, New Spire (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the warrants.

Redemption Procedures

A holder of a warrant may notify New Spire in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person

(together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the shares of New Spire Class A Common Stock issued and outstanding immediately after giving effect to such exercise.

Anti-dilution Adjustments

If the number of outstanding shares of New Spire Class A Common Stock is increased by a stock capitalization or stock dividend payable in shares of New Spire Class A Common Stock, or by a split-up of common stock or other similar event, then, on the effective date of such stock capitalization or stock dividend, split-up or similar event, the number of shares of New Spire Class A Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of New Spire Class A Common Stock. A rights offering to holders of New Spire Class A Common Stock entitling holders to purchase New Spire Class A Common Stock at a price less than the “historical fair market value” (as defined below) will be deemed a stock dividend of a number of shares of New Spire Class A Common Stock equal to the product of (i) the number of shares of New Spire Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Spire Class A Common Stock) and (ii) one minus the quotient of (x) the price per share of New Spire Class A Common Stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of New Spire Class A Common Stock, in determining the price payable for New Spire Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume-weighted average price of shares of New Spire Class A Common Stock as reported during the 10 trading day period ending on the trading day prior to the first date on which the shares of New Spire Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Spire, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of shares of New Spire Class A Common Stock on account of such New Spire Class A Common Stock (or other securities into which the warrants are convertible), other than (i) as described above, (ii) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of New Spire Class A Common Stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of New Spire Class A Common Stock issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, or (iii) in those other cases applicable per the terms of the Warrant Agreement, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Spire Class A Common Stock in respect of such event.

If the number of outstanding shares of New Spire Class A Common Stock is decreased by a consolidation, combination, reverse share split or reclassification of New Spire Class A Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Spire Class A Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of New Spire Class A Common Stock.

Whenever the number of shares of New Spire Class A Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (i) the numerator of which will be the number of shares of New Spire Class A Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment and (ii) the denominator of which will be the number of shares of New Spire Class A Common Stock so purchasable immediately thereafter.

In addition, if (x) NavSight issues additional shares of NavSight Class A Common Stock or equity-linked securities for capital raising purposes in connection with the closing of its initial business combination at an issue price or effective issue price of less than $9.20 per share of New Spire Class A Common Stock (with such issue price or effective issue price to be determined in good faith by the NavSight Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any shares held by the Initial Stockholders or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of its initial business combination on the date of the completion of its initial business combination (net of redemptions), and (z) the volume-weighted average trading price of NavSight Class A Common Stock during the 20 trading day period starting on the trading day prior to the day on which NavSight completes its initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described adjacent to “Redemption of Warrants When the Price per Share of New Spire Class A Common Stock Equals or Exceeds $10.00” and “Redemption of Warrants When the Price per Share of New Spire Class A Common Stock Equals or Exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

In case of any reclassification or reorganization of the outstanding New Spire Class A Common Stock (other than those described above or that solely affects the par value of such New Spire Class A Common Stock), or in the case of any merger or consolidation of New Spire with or into another corporation (other than a consolidation or merger in which New Spire is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding New Spire Class A Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Spire as an entirety or substantially as an entirety in connection with which New Spire is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Spire Class A Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of New Spire Class A Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Spire Class A Common Stock in such a transaction is payable in the form of New Spire Class A Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a warrant agreement between AST, as warrant agent, and NavSight. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Spire, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive New Spire Class A Common Stock. After the issuance of New Spire Class A Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Spire will, upon exercise, round down to the nearest whole number, the number of shares of New Spire Class A Common Stock to be issued to the warrant holder.

Private Placement Warrants

The Private Placement Warrants are identical to the Public Warrants, except that, so long as they are held by the Sponsor or its permitted transferees, (i) they will not be redeemable by New Spire, (ii) they (including the New Spire Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the Closing, (iii) they may be exercised by the holders on a cashless basis, and (iv) they will be entitled to registration rights.

Anti-Takeover Provisions

Certain provisions of Delaware law, the Proposed Certificate of Incorporation, and the Proposed Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of New Spire. They are also designed, in part, to encourage persons seeking to acquire control of New Spire to negotiate first with the New Spire Board.

Section 203 of the DGCL

NavSight is currently governed by the provisions of Section 203 of the DGCL, and New Spire will also be governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of New Spire.

Proposed Certificate of Incorporation and Proposed Bylaws Provisions

The Proposed Certificate of Incorporation and the Proposed Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the New Spire Board or management team, including the following:

Dual Class Stock

As described above, the New Spire Class B Common Stock will have nine votes per share, while the New Spire Class A Common Stock, which will be the only class of New Spire Capital Stock that will be publicly traded, will have one vote per share. The Founders are anticipated to purchase a number of shares of New Spire Class B Common Stock equal to the number of shares of New Spire Class A Common Stock that each Founder is anticipated to receive at Closing. As a result of this dual class structure, the Founders will have an aggregate of ten votes per share of New Spire Class A Common Stock, which will provide the Founders significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger, consolidation, sale of all or substantially all of New Spire’s assets, or other major corporate transaction.

Board of Directors Vacancies

The Proposed Certificate of Incorporation and Proposed Bylaws authorize only a majority of the remaining members of the New Spire Board, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of New Spire Preferred Stock to elect directors under specific circumstances, the number of directors constituting the New Spire Board will be permitted to be set only by a resolution of the New Spire Board. These provisions would prevent a stockholder from increasing the size of the New Spire Board and then gaining control of the New Spire Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the New Spire Board and will promote continuity of management.

Classified Board

The New Spire Board will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of New Spire’s stockholders, with the other classes continuing for the remainder of their respective three-year terms. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of New Spire, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Stockholder Action; Special Meeting of Stockholders

The Proposed Certificate of Incorporation and Proposed Bylaws provide that the New Spire stockholders may not take action by written consent but may only take action at a duly called annual or special meeting of the stockholders. As a result, a holder controlling a majority of the voting power of New Spire Capital Stock would not be able to amend the Proposed Bylaws, amend the Proposed Certificate of Incorporation or remove directors without holding a meeting of New Spire stockholders called in accordance with the Proposed Bylaws. The Proposed Bylaws further provide that special meetings of New Spire stockholders may be called only by a majority of the New Spire Board, the chairperson of the New Spire Board, or the Chief Executive Officer, President, or Secretary of New Spire, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of New Spire stockholders to force consideration of a proposal or for stockholders controlling a majority of New Spire capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Proposed Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Proposed Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude New Spire stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of New Spire.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Proposed Certificate of Incorporation does not provide for cumulative voting.

Amendment of Charter and Bylaws Provisions

Any amendment of the Proposed Certificate of Incorporation that requires stockholder approval pursuant to the DGCL will require the affirmative vote of the holders of at least a majority of the voting power of New Spire’s then outstanding capital stock entitled to vote generally in the election of directors, voting together as a single class. The Proposed Bylaws will provide that the affirmative vote of the holders of at least a majority of the total voting power of New Spire’s then outstanding capital stock, voting together as a single class, will be required for stockholders to alter, amend or repeal, or adopt any provision of the Proposed Bylaws.

Issuance of Undesignated Preferred Stock

The Proposed Certificate of Incorporation provides that the New Spire Board will have the authority, without further action by New Spire stockholders, to issue up to 100,000,000 shares of undesignated New Spire Preferred Stock with rights and preferences, including voting rights, designated from time to time by the New Spire Board. The existence of authorized but unissued shares of New Spire Preferred Stock would enable the New Spire Board to render more difficult or to discourage an attempt to obtain control of New Spire by means of a tender offer, proxy contest, or other means.

Exclusive Forum

The Proposed Bylaws provide that, unless otherwise consented to by New Spire in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Spire; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Spire’s directors, officers, or other employees to New Spire or its stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Proposed Bylaws further provide that, unless otherwise consented to by New Spire in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of New Spire’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant. Any person or entity purchasing or otherwise acquiring any interest in New Spire’s securities shall be deemed to have notice of and consented to this provision. Nothing in this provision will apply to any action brought to enforce a duty or liability created by the Exchange Act. Stockholders cannot waive compliance (or consent to non-compliance) with the federal securities laws and the rules and regulations thereunder. These provisions may have the effect of discouraging lawsuits against New Spire or New Spire’s directors and officers.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Spire’s stockholders have appraisal rights in connection with a merger or consolidation of New Spire. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Transfer Agent

The transfer agent for New Spire Common Stock will be American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

All of the shares of New Spire Class A Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by New Spire’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of New Spire Class A Common Stock in the public market could adversely affect prevailing market prices of the New Spire Class A Common Stock.

Lock-Ups

Bylaws

The Proposed Bylaws include a lock-up provision applicable to holders (“Lock-Up Holders”) of shares of New Spire Common Stock issued in connection with the Merger (including shares issued pursuant to the Earnout and excluding shares issued in connection with the PIPE Investment) or to directors, officers, employees and consultants of New Spire or its subsidiaries upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the Closing in respect of awards of Spire outstanding immediately prior to the Closing (collectively, the “Lock-Up Shares”). The lock-up provides that the holders will not directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of such share, whether or not for value, either voluntarily or involuntarily or by operation of law, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any right or interest owned by a person or any right or interest (including a beneficial interest) in, or the ownership, control or possession of, the Lock-Up Shares until the end of the period beginning on the Closing and ending at the close of business on the date that is 180 days after the date on which the Closing actually occurs (the “Lock-Up Period”).

The restrictions described in the immediately preceding paragraph do not apply:

(i)

to transactions relating to shares of New Spire Common Stock or other securities acquired in open market transactions after the Closing, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of New Spire Common Stock or other securities acquired in such open market transactions;

(ii)

to transfers of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock by will or interstate succession upon the death of the Lock-Up Holder, including to the transferee’s nominee or custodian;

(iii)

to transfers of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock as a bona fide gift, charitable contribution or for bona fide estate planning purposes;

(iv)

to transfers of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock (1) to an immediate family member or any trust for the direct or indirect benefit of the Lock-Up Holder or the immediate family of the Lock-Up Holder (“immediate family” shall mean any relationship by blood, marriage, domestic partnership, or adoption, not more remote than first cousin) or (2) not involving a change in beneficial ownership;

(v)

to transfers or distributions of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock by a stockholder that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(vi)

if the Lock-Up Holder is a corporation, partnership, limited liability company, trust, or other business entity, (1) to distributions of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock to partners (general or limited), members, managers, stockholders, or holders of similar equity interests in the Lock-Up Holder (or in each case its nominee or custodian) or (2) to transfers of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock to another corporation, partnership, limited liability company, trust, or other business entity (or in each case its nominee or custodian) that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the Lock-Up Holder, or to any investment fund or other entity controlled or managed by the Lock-Up Holder or affiliates of the Lock-Up Holder;

(vii)

to transfers of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any filing required by Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (vii) and such shares remain subject to these Lock-Up restrictions; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the Lock-Up Period;

(viii)

(1) to the receipt by the Lock-Up Holder from New Spire of shares of New Spire Common Stock upon the exercise, vesting, or settlement of options, restricted stock units, or other equity awards granted under an equity incentive plan or other equity award arrangement, or warrants or other agreement approved by the New Spire Board, or (2) transfers of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock to the Company for the purposes of exercising or settling (including any transfer for the payment of tax withholdings or remittance payments due as a result of such vesting, settlement, or exercise) on a “net exercise” or “cashless” basis options, restricted stock units, or other rights to purchase shares of New Spire Common Stock, including any transfer of shares of New Spire Common Stock to the Corporation necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting, settlement, or exercise of such options, restricted stock units, or other rights, in all such cases, pursuant to equity awards granted under an equity incentive plan or other equity award arrangement, or warrants, provided that in the case of either (1) or (2), (A) any shares of New Spire Common Stock received as a result of such exercise, vesting or settlement shall remain subject to these Lock-Up restrictions and (B) if the Lock-Up Holder is required to file a report under Section 16(a) of the Exchange Act during the Lock-Up Period, the Lock-Up Holder shall include a statement in such report to the effect that (1) such transfer relates to the circumstances described in this clause (viii), (2) no shares were sold by the reporting person and (3) the shares of New Spire Common Stock received upon such vesting, settlement or exercise are subject to these Lock-Up restrictions;

(ix)

to transfers to the Corporation of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock in connection with the repurchase by the Corporation from the Lock-Up Holder of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock pursuant to a repurchase right arising in connection with the termination of the Lock-Up Holder’s employment with or provision of services to the Corporation; provided that any public announcement or filing under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (ix);

(x)

to transfers of shares of New Spire Common Stock or any security convertible into or exercisable or exchangeable for New Spire Common Stock in connection with a Change of Control (as defined below) of the Corporation after the Closing that has been approved by the New Spire Board; provided that in the event that the Change of Control transaction is not completed, the New Spire Common Stock or securities convertible into or exercisable or exchangeable for New Spire Common Stock held by the Lock-Up Holder shall remain subject to these Lock-Up restrictions (for purposes of this clause (x), “Change of Control” shall mean any bona fide third party tender offer, merger, consolidation or other similar transaction, in one transaction or a series of related transactions, the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than New Spire, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of at least 90% of the total voting power of the voting stock of New Spire);

(xi)

to any reclassification of New Spire Common Stock; provided that (i) such shares of New Spire Common Stock received upon conversion remain subject to these Lock-Up restrictions and (ii) any filing required by Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (xi); and

(xii)

to establishing a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of New Spire Common Stock, provided that (i) such plan does not provide for the transfer of New Spire Common Stock during the Lock-Up Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Lock-Up Holder or the Corporation regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of New Spire Common Stock may be made under such plan during the Lock-Up Period;

provided that (i) in the case of any transfer or distribution pursuant to clauses (ii)-(vii) above, the shares transferred to any donee, distributee, transferee or acquirer shall remain subject to the Lock-Up restrictions; and (ii) in the case of any transfer or distribution pursuant to clauses (ii)-(vii) above, (a) no filing under Section 16(a) of the Exchange Act or other public announcement reporting a reduction in beneficial ownership of shares of New Spire Common Stock shall be required or shall be voluntarily made during the Lock-Up Period and (b) such transfer or disposition shall not involve a disposition for value.

The Lock-Up Period is also subject to early termination if (i) New Spire has filed at least one quarterly report on Form 10-Q or annual report on Form 10-K (such filing date, the “Filing Date”) following the date of Closing and (ii) the last reported closing price of New Spire Class A Common Stock (such price, the “Threshold Price”) equals or exceeds $12.00 per share for 20 out of any 30 consecutive trading days ending on or after the Filing Date, at which point 25% of the Lock-Up Holders’ Lock-Up Shares will be released from these restrictions immediately prior to the opening of trading on the second trading day following such measurement period. Subject to the same terms described above, if the Threshold Price equals or exceeds $16.00, $20.00, and $24.00, then an additional 25% of the Lock-Up Holders’ Lock-Up Shares will be released at each of those milestones (collectively, the “Early Lock-Up Expiration”).

If the Early Lock-Up Expiration would occur when New Spire is in a broadly applicable period during which trading in its securities would not be permitted under its insider trading policy (the “Blackout Period”), the Early Lock-Up Expiration shall be delayed until immediately prior to the opening of trading on the second trading day following the first date that (i) New Spire is no longer in a Blackout Period and (ii) the closing price of New Spire Class A Common Stock is at least greater than the Threshold Price (“Early Lock-Up Expiration Extension”). Further, to the extent not released pursuant to the Early Lock-Up Expiration described above, if (i) at least 120 days have elapsed since the date of Closing, (ii) New Spire has publicly released its earnings results for the quarterly period during which the Closing occurred, and (iii) such restricted period is scheduled to end during or within five trading days prior to the Blackout Period, such restricted period will end 10 trading days prior to the commencement of the Blackout Period. In the case of any Early Lock-Up Expiration or Early Lock-Up Expiration Extension, New Spire shall announce the date of such events through a major news service or on a Form 8-K at least one full trading day prior to the opening of trading on the date of the Early Lock-Up Expiration or Early Lock-Up Expiration Extension.

The New Spire Board may waive, amend, or repeal the above restrictions, however, any such action will require the unanimous approval by the New Spire Board during the Lock-Up Period and majority approval following the Lock-Up Period. Any amendment to the Proposed Bylaws’ lock-up provision that adversely affects the rights of any Lock-Up Holder will require the written consent of the applicable Lock-Up Holder. Additionally, if a discretionary release or waiver from the restrictions set forth above is granted to any New Spire stockholder, then each other Lock-Up Holder’s Lock-Up Shares will be released on a pro rata basis from the restrictions hereunder, based on the number of securities held by the Lock-Up Holder immediately following the Closing on an as-converted basis.

Investor Rights Agreement

Pursuant to the Investor Rights Agreement, the Initial Stockholders, Mr. Coleman, and Mr. Pearlstein agreed not to transfer, assign or sell any shares of NavSight Capital Stock they beneficially own (not including any shares issued in connection with the PIPE Investment), subject to specific exceptions, until the first to occur of (i) one year following the Closing, (ii) such time that the closing price of New Spire Class A Common Stock equals or exceeds $12.00 per share for any 20 trading days within any 30-day trading day period commencing at least 150 days after the Closing, and (iii) the date following the Closing on which the Company completes a liquidation, merger, share exchange or similar transaction.

(i)	pursuant to a bona fide gift or charitable contribution;

(ii)	by will or intestate succession upon the death of Sponsor Party;

(iii)	to any Permitted Transferee (as defined below);

(iv)	pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; or

(v)

in the event of New Spire’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their shares of New Spire Common Stock for cash, securities or other property; provided that, in the case of (i), (ii), (iii) or (iv), (a) the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of the Investor Rights Agreement, including these lock-up restrictions and (b)(x) no filing under Section 16(a) of the Exchange Act or other public announcement reporting a reduction in beneficial ownership of shares shall be required or shall be voluntarily made during the Lockup period described above and (y) such transfer or disposition shall not involve a disposition for value.

“Peprmitted Transferee” means (a) the members of the transferor’s immediate family (where “immediate family” means, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (b) any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor; (c) if the transferee is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (d) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in the transferor or any affiliate of the transferor; (e) any affiliate of the transferee or (f) any affiliate of an immediate family of the transferor.

For additional information, see the section titled “BCA Proposal—Related Agreements—Investor Rights Agreement.”

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Spire Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of Spire or New Spire at the time of, or at any time during the three months preceding, a sale and (ii) New Spire is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New Spire was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Spire Common Stock shares for at least six months but who are affiliates of Spire or New Spire at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of New Spire Common Stock then outstanding; or

•	the average weekly reported trading volume of New Spire Class A Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Spire under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Spire.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its shares and Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after NavSight has completed the Business Combination.

NavSight anticipates that following the consummation of the Business Combination, New Spire will not be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above referenced restricted securities.

FUTURE STOCKHOLDER PROPOSALS AND NOMINATIONS

Stockholder Proposals

The Proposed Bylaws establish an advance notice procedure for stockholders who wish to present a proposal before an annual meeting of stockholders. The Proposed Bylaws provide that the only business that may be conducted at an annual meeting of stockholders is business that is (i) brought pursuant to New Spire’s proxy materials with respect to such meeting, (ii) otherwise properly brought before such meeting by or at the direction of the New Spire Board, or (iii) otherwise properly brought before such meeting by a stockholder present who (a) is a stockholder of record at the time of the giving of the notice as set forth below, on the record date for the determination of stockholders entitled to notice of the annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting and (b) has timely complied in proper written form with the notice procedures set forth in the Proposed Bylaws. In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to the Proposed Bylaws and applicable law. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to bring business (other than business included in New Spire’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act. To be timely for New Spire’s annual meeting of stockholders, New Spire’s secretary must receive the written notice at New Spire’s principal executive offices:

•	not later than the 45th day; and

•	not earlier than the 75th day,

before the one-year anniversary of the date on which New Spire first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting.

In the event that the date of the annual meeting is advanced by more than 30 days prior to such annual meeting, or more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary (i) not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (ii)(a) the 90th day prior to such annual meeting, or (b) the 10th day following the day on which Public Announcement (as defined in the Proposed Bylaws) of the date of such annual meeting is first made.

We currently anticipate the 2022 annual meeting of stockholders of New Spire will be held no later than June 2022. Notice of a nomination or proposal must be delivered to New Spire in accordance with the description above. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws.

Under Rule 14a-8 of the Exchange Act, a stockholder proposal to be included in the proxy statement and proxy card for the 2022 annual general meeting pursuant to Rule 14a-8 must be received at New Spire’s principal office a reasonable time before New Spire begins to print and send its proxy materials and must comply with Rule 14a-8.

Stockholder Director Nominees

The Proposed Bylaws permit stockholders to nominate directors for election at an annual meeting of stockholders, subject to the provisions of the Proposed Certificate of Incorporation. To nominate a director, the stockholder must provide the information required by the Proposed Bylaws. In addition, the stockholder must give timely notice to New Spire’s secretary in accordance with the Proposed Bylaws, which, in general, require that the notice be received by New Spire’s secretary within the time periods described above under “—Stockholder Proposals” for stockholder proposals.

STOCKHOLDER COMMUNICATIONS

Prior to the consummation of the Business Combination, stockholders and interested parties may communicate with the NavSight Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of NavSight Holdings, Inc., 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191. Following the Business Combination, such communications should be sent in care of Spire Global, Inc., 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia 22182. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non- management directors.

LEGAL MATTERS

Venable LLP has passed upon the validity of the securities of New Spire offered by this proxy statement/prospectus/information statement and certain other legal matters related to this proxy statement/prospectus/information statement.

EXPERTS

The financial statements of NavSight Holdings, Inc. as of December 31, 2020, and for the period from May 29, 2020 (inception) through December 31, 2020, included in this proxy statement/prospectus/information statement have been audited by Marcum LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Spire Global, Inc. as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 included in this proxy statement/prospectus/information statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, NavSight and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of NavSight’s annual report to stockholders and NavSight’s proxy statement. Upon written or oral request, NavSight will deliver a separate copy of the annual report to stockholders or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that NavSight deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that NavSight deliver single copies of such documents in the future. Stockholders may notify NavSight of their requests by calling or writing NavSight at its principal executive offices at 12020 Sunrise Valley Drive, Suite 100, Reston, Virginia 20191 or (571) 500-2236, or following the Business Combination, to New Spire at 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia 22182 or (202) 301-5127.

WHERE YOU CAN FIND MORE INFORMATION

NavSight has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus/information statement. This proxy statement/prospectus/information statement is a part of that registration statement.

NavSight files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on NavSight at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, NavSight’s corporate website under the heading “Investor Information,” at https://navsight.com. NavSight’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus/information statement.

If you would like additional copies of this proxy statement/prospectus/information statement or any document incorporated by reference in this proxy statement/prospectus/information statement, or if you have any questions about the Business Combination, you should contact via phone or in writing:

NavSight Holdings, Inc.

12020 Sunrise Valley Drive

Suite 100

Reston, Virginia 20191

(571) 500-2236

You may also obtain these documents by requesting them in writing or by telephone from the NavSight’s proxy solicitation agent at the following address and telephone number:

D.F. King & Co, Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Call Toll-Free: (800) 207-3158

Banks and Brokers Call: (212) 269-5550

NSH@dfking.com

If you are a stockholder of NavSight and would like to request documents, please do so no later than five business days before the special meeting in order to receive them before the special meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus/information statement or any annex to this proxy statement/prospectus/information statement are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus/information statement forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus/information statement relating to NavSight has been supplied by NavSight, and all such information relating to Spire has been supplied by Spire, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

Spire does not file any annual, quarterly and current reports, proxy statements and other information with the SEC.

None of NavSight, New Spire, or Spire has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus/information statement or in any of the materials that have been incorporated in this proxy statement/prospectus/information statement. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus/information statement or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus/information statement does not extend to you. The information contained in this proxy statement/prospectus/information statement speaks only as of the date of this proxy statement/prospectus/information statement unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Spire Global, Inc.

Consolidated Financial Statements

NavSight Holdings, Inc.

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Spire Global, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Spire Global, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of comprehensive loss, of changes in stockholders’ equity (deficit) and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue in 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

May 13, 2021

We have served as the Company’s auditor since 2019.

Spire Global, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$15,571	$23,865
Accounts receivable, net	3,738	3,088
Contract assets	853	493
Other current assets, including restricted cash	2,112	2,019

Total current assets	22,274	29,465
Property and equipment, net	20,458	15,908
Intangible assets, net	751	755
Other long-term assets, including restricted cash	939	762

Total assets	$44,422	$46,890

Liabilities and Stockholders’ Deficit
Current liabilities
Accounts payable	$1,775	$600
Accrued wages and benefits	1,590	569
Long-term debt, current portion	—	6,000
Contract liabilities, current portion	8,110	4,199
Other accrued expenses	1,813	1,207

Total current liabilities	13,288	12,575
Contract liabilities, non-current	—	351
Long-term debt, non-current	26,645	7,959
Convertible notes payable, net (including related parties of $7,498 and $6,715 as of December 31, 2020 and 2019, respectively)	48,631	43,436
Deferred income tax liabilities	338	269
Other long-term liabilities	4,256	955

Total liabilities	93,158	65,545

Commitments and contingencies (Note 10)
Stockholders’ Deficit
Series A preferred stock, $0.0001 par value, 12,671,911 shares authorized, issued and outstanding at December 31, 2020 and 2019 (liquidation value of $52,809 at December 31, 2020 and 2019)	52,809	52,809
Series B preferred stock, $0.0001 par value, 4,869,754 shares authorized, issued and outstanding at December 31, 2020 and 2019 (liquidation value of $35,228 at December 31, 2020 and 2019)	35,228	35,228
Series C preferred stock, $0.0001 par value, 9,126,525 shares authorized, 7,506,273 shares issued and outstanding at December 31, 2020 and 2019 (liquidation value of $65,222 at December 31, 2020 and 2019)	65,222	65,222
Common stock, $0.0001 par value, 55,000,000 and 47,768,774 shares authorized, 10,355,315 and 10,319,260 shares issued and outstanding at December 31, 2020 and 2019, respectively	1	1
Additional paid-in capital	10,132	7,355
Accumulated other comprehensive loss	(982)	(628)
Accumulated deficit	(211,146)	(178,642)

Total stockholders’ deficit	(48,736)	(18,655)

Total liabilities and stockholders’ deficit	$44,422	$46,890

The accompanying notes are an integral part of these consolidated financial statements.

Spire Global, Inc.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2020	2019
Revenue	$28,490	$18,491
Cost of revenue	10,285	14,874

Gross profit	18,205	3,617

Operating expenses
Research and development	20,751	15,071
Sales and marketing	10,279	5,305
General and administrative	12,520	10,316
Loss on satellite deorbit and launch failure	666	2,372

Total operating expenses	44,216	33,064

Loss from operations	(26,011)	(29,447)

Other income (expense)
Interest income	54	186
Interest expense	(6,773)	(3,314)
Other income, net	626	590

Total other expense, net	(6,093)	(2,538)

Loss before income taxes	(32,104)	(31,985)
Income tax provision	400	334

Net loss	$(32,504)	$(32,319)

Basic and diluted net loss per share	$(3.15)	$(3.14)

Weighted-average shares used in computing basic and diluted net loss per share	10,323,839	10,306,255

The accompanying notes are an integral part of these consolidated financial statements.

Spire Global, Inc.

Consolidated Statements of Comprehensive Loss

(In thousands)

	Year Ended December 31,
	2020	2019
Net loss	$(32,504)	$(32,319)
Other comprehensive loss:
Foreign currency translation adjustments	(354)	(655)

Comprehensive loss	$(32,858)	$(32,974)

The accompanying notes are an integral part of these consolidated financial statements.

Spire Global, Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(In thousands, except share amounts)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2019	12,671,911	$52,809	4,869,754	$35,228	7,506,273	$65,222	10,295,911	$1	$5,419	$27	$(146,462)	$12,244
Adoption of ASU 2014-09 on January 1, 2019	—	—	—	—	—	—	—	—	—	—	139	139
Exercise of stock options	—	—	—	—	—	—	23,349	—	46	—	—	46
Stock compensation expense	—	—	—	—	—	—	—	—	1,890	—	—	1,890
Net loss	—	—	—	—	—	—	—	—	—	—	(32,319)	(32,319)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(655)	—	(655)

Balance, December 31, 2019	12,671,911	$52,809	4,869,754	$35,228	7,506,273	$65,222	10,319,260	$1	$7,355	$(628)	$(178,642)	$(18,655)
Exercise of stock options	—	—	—	—	—	—	36,055	—	75	—	—	75
Stock compensation expense	—	—	—	—	—	—	—	—	2,160	—	—	2,160
Issuance of stock warrants	—	—	—	—	—	—	—	—	542	—	—	542
Net loss	—	—	—	—	—	—	—	—	—	—	(32,504)	(32,504)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(354)	—	(354)

Balance, December 31, 2020	12,671,911	$52,809	4,869,754	$35,228	7,506,273	$65,222	10,355,315	$1	$10,132	$(982)	$(211,146)	$(48,736)

The accompanying notes are an integral part of these consolidated financial statements.

Spire Global, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(32,504)	$(32,319)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,546	10,214
Loss on disposal of property and equipment	705	2,372
Stock-based compensation	2,160	1,890
Accretion on carrying value of convertible notes	4,490	1,454
Amortization of debt issuance costs	338	102
Change in fair value of warrant liability	198	—
Deferred income tax liabilities	(133)	6
Loss on extinguishment of debt	171	—
Other	—	139
Changes in operating assets and liabilities:
Accounts receivable	(429)	(134)
Contract assets and deferred contract costs	(1,057)	(493)
Other current assets	400	(1,209)
Other long-term assets	(152)	72
Accounts payable	1,106	(1,006)
Accrued wages and benefits	987	(48)
Contract liabilities	3,159	863
Other accrued expenses	493	771
Other long-term liabilities	(517)	271

Net cash used in operating activities	(14,773)	(17,055)

Cash flows from investing activities
Purchase of property and equipment	(10,314)	(9,344)
Investment in intangible assets	(101)	(73)

Net cash used in investing activities	(10,415)	(9,417)

Cash flows from financing activities
Proceeds from long-term debt	30,937	—
Payments on long-term debt	(14,130)	(1,500)
Payment of debt issuance costs	(808)	(392)
Proceeds from exercise of stock options	75	46
Proceeds from issuance of convertible notes payable	550	42,334

Net cash provided by financing activities	16,624	40,488

Effect of foreign currency translation on cash, cash equivalent and restricted cash	19	(655)

Net (decrease) increase in cash, cash equivalents and restricted cash	(8,545)	13,361
Cash, cash equivalents and restricted cash
Beginning of year	24,531	11,170

End of year	$15,986	$24,531

Supplemental disclosure of cash flow information
Cash paid for interest	$1,501	$1,734
Cash paid for income taxes	$—	$59
Noncash Investing and financing activities
Property and equipment purchased but not yet paid	$18	$—
Issuance of stock warrants with long-term debt	$4,154	$—

The accompanying notes are an integral part of these consolidated financial statements.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

1.	Nature of Business

Spire Global, Inc. (“Spire” or the “Company”) founded in August 2012 is a global provider of space-based data and analytics that offers its customers unique datasets and insights about earth from the ultimate vantage point. The Company collects this space-based data through its proprietary constellation of multi-purpose nanosatellites. By designing, manufacturing, integrating and operating its own satellites and ground stations, the Company has unique end-to-end control and ownership over its entire system. The Company offers the following four main solutions to customers: Maritime, Aviation, Weather and Orbital Services.

The Company is comprised of Spire Global, Inc. (United States or U.S.) and its wholly owned subsidiaries Spire Global UK Limited (United Kingdom or U.K.), Spire Global Luxembourg S.a r.l. (Luxembourg) and Spire Global Singapore Pte. Ltd. (Singapore). The Company currently operates offices in six locations: San Francisco, Boulder, Washington D.C. (U.S.), Glasgow (U.K.), Luxembourg, and Singapore.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s Consolidated Financial Statements include the accounts of Spire Global, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Liquidity Risks and Uncertainties

The Company has a history of operating losses and negative cash flows from operations since inception. During the year ended December 31, 2020, net loss was $32,504 and cash used in operations was $14,773. The Company held cash and cash equivalents of $15,571, excluding restricted cash, at December 31, 2020. The Company believes that it will have sufficient working capital to operate for a period of one year from the issuance of the 2020 Consolidated Financial Statements based on new customer acquisitions, new and renewed contracts with existing customers, available borrowing capacity of approximately $19,700 under existing loan facilities, and additional $20,000 of new convertible debt financing obtained in January and February 2021; however, additional funding, including the new $70,000 loan agreement signed in April 2021 that is expected to be funded by May 31, 2021 (Note 16), may be necessary to support future revenue growth, fund research and development and expand its constellation of satellites and ground stations and such additional funding may not be available on terms acceptable to the Company, or at all. Whether, and when, the Company can attain profitability and positive cash flows from operations is uncertain and will depend on the successful development, manufacture, and sale of its data solutions.

COVID-19 Impact

In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic, which continues to spread throughout the U.S. and the world and has resulted in authorities implementing numerous measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. While the Company is unable to accurately predict the full impact that the COVID-19 pandemic will have on its operating results, financial condition, liquidity and cash flows due to numerous uncertainties, including the duration and severity of the pandemic or any resurgences of the pandemic locally or globally, compliance with these measures has impacted the day-to-day operations and could continue to disrupt the business and operations, as well as that of certain customers whose industries are more severely impacted by these measures, for an indefinite period of time. During 2020, the Company experienced adverse changes in customer buying behavior that began in March as a result of the impact of the COVID-19 pandemic, including decreased customer engagement, delayed sales cycles, and deterioration in near-term demand.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Despite these headwinds, the Company experienced an increase in revenue for 2020 as compared to 2019. As a result of the impact of the COVID-19 pandemic on operating results for the year ended December 31, 2020, the Company experienced delays and re-work due to third party satellite launch providers schedule shifts, delays and increased expenses in the hiring process and additional time and expenses supporting customer professional services contracts.

Segment Information

The Company operates as one reportable and operating segment, which relates to the sale of subscription-based data, insights, predictive analytics and related professional services to global customers across a range of industries. The Company’s chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management’s significant estimates include assumptions in revenue recognition, allowance for doubtful accounts, realizability of deferred income tax assets, and fair value of equity awards and warrant liabilities. Actual results could differ from those estimates. Management assessed the impact of COVID-19 on the estimates and assumptions and determined there was no material impact.

Foreign Currency Translation

The Company’s foreign subsidiaries, which have defined their functional currency as their local currency, translate their assets and liabilities into U.S. Dollars at the exchange rate existing at the balance sheet date, and translate their results from operations at the average exchange rate for each period. The resulting translation adjustments are included as a component of Accumulated other comprehensive loss on the Consolidated Balance Sheets, Consolidated Statements of Changes in Stockholders’ Equity (Deficit) and in the Consolidated Statements of Comprehensive Loss. Gains and losses from foreign currency transactions are included in Other income, net in the Consolidated Statements of Operations.

Fair Value Measurements

To account for fair value measurements and disclosures, a fair value hierarchy was established that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The level of an asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company uses the following valuation techniques to measure fair value for its assets and liabilities:

Level 1	Quoted market prices for identical assets and liabilities in active markets.

Level 2	Significant other observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3	Unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted cash included in Other current assets and Other long-term assets on the Consolidated Balance Sheets represents amounts pledged as guarantees or collateral for financing arrangements and lease agreements, as contractually required.

The following table shows components of cash, cash equivalents, and restricted cash reported on the Consolidated Balance Sheets and in the Consolidated Statements of Cash Flows as of and for the years then ended:

	December 31,
	2020	2019
Cash and cash equivalents	$15,571	$23,865
Restricted cash included in Other current assets	—	153
Restricted cash included in Other long-term assets	415	513

	$15,986	$24,531

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect from outstanding balances. An allowance for doubtful accounts is provided for those accounts receivable considered to be uncollectible based on historical experience, current economic conditions and management’s evaluation of a customer’s financial condition at the end of the year. Bad debts are written off against the allowance when identified. Recoveries of accounts receivable for which an allowance exists, or those that were previously written off, are recorded when received. The Company recorded an allowance for doubtful accounts of $174 and $29 for the years ended December 31, 2020 and 2019, respectively.

The Company generally grants credit to its customers on an unsecured basis. The Company does not have any off-balance sheet credit exposure related to its customers.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and restricted cash, and accounts receivable. The Company typically has cash accounts in excess of Federal Deposit Insurance Corporation insurance coverage. The Company has not experienced any losses on such accounts, and management believes that the Company’s risk of loss is remote.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

The Company has a concentration of contractual revenue arrangements with various government agencies. The Company had the following customers whose revenue and accounts receivable balances individually represented 10% or more of the Company’s total revenue and/or accounts receivable:

	Year Ended December 31,		December 31,
	2020	2019	2020		2019
	Revenue	Revenue	Accounts Receivable		Accounts Receivable
Customer A	19%	19%		*	20%
Customer B	17%	28%	59%		56%
Customer C	19%	*		*		*
Customer D	*	14%		*		*

*	Revenue and/or accounts receivable from these customers were less than 10% of total revenue and/or accounts receivable during the period.

The Company has a concentration in vendor purchases. The Company believes its reliance on its vendors could be shifted over a period of time to alternative vendors should such a change be necessary. If the Company were to be unable to obtain alternative vendors due to factors beyond its control, operations would be disrupted in the short term while alternative vendors were secured. The Company has the following vendors where purchases of equipment, components and services individually represented 10% or more of the Company’s total purchases:

	Year Ended December 31
	2020	2019
	Purchases	Purchases
Vendor A	15%	27%
Vendor B	11%	20%
Vendor C	11%	*
Vendor D	*	11%
Vendor E	*	10%

*	Purchases from these vendors were less than 10% of total purchased during the period.

The Company is dependent on third parties to launch its satellites into space, and any launch delay, malfunction, or failure could have a negative impact on revenue and might cause the Company not to be able to accommodate customers with sufficient data to meet minimum service level agreements until replacement satellites are available. The Company also incorporates technology and terrestrial data sets from third parties into its platform and its inability to maintain rights and access to such technology and data sets would harm its business and results of operations.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. In-service satellites and related launch costs are capitalized based on its commission date of the underlying asset. Capitalized launch costs for each satellite are allocated based on the total cost of the launch divided by the number of satellites included on that launch. In-service ground stations and related costs are capitalized once signals are transmitted with in-service satellites. In the event of a failed launch or deployment of satellites, the related equipment impairment and launch costs are expensed and recorded in Loss on satellite deorbit and launch failure in the Consolidated Statements of Operations.

The Company also capitalizes certain software costs incurred in connection with developing internal-use software during the project development stage so long as management with the relevant authority authorizes the project, it is probable the project will be completed, and the software will be used to perform the function intended. Costs incurred for enhancements that are expected to result in additional significant functionality are capitalized and amortized over the estimated useful life of the enhancement. Costs related to preliminary project activities and post-implementation operational activities are expensed as incurred. Internal-use software, which consists primarily of the Company’s enterprise software used to build and operate the Company’s satellites, is stated at cost less accumulated amortization.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

General maintenance and repairs are charged to expense as incurred. Significant refurbishment, renewal and betterments are capitalized. When assets are retired or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected as Other income (expense) in the Company’s Consolidated Statements of Operations.

Depreciation and amortization are computed utilizing the straight-line method over the estimated useful lives of depreciable assets in the table below. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the asset or the remaining life of the lease.

Years
Furniture and fixtures	7
Machinery and equipment	5
In-service ground stations	4
Computer software and website development	3
Computer equipment	3
Capitalized satellite launch costs and in-service satellites	2-3

During the year ended December 31, 2019, the Company increased the depreciable life on new satellites placed in service from 2 years to 3 years as the Company has improved the quality in the design and manufacturing process of the satellites leading to a longer expected useful life.

As of December 31, 2020 and 2019, 74% and 46%, respectively, of the Company’s long-lived assets were located in the U.S. and 26% and 46%, respectively were located in Europe, Middle East and Africa (collectively, “EMEA”). Within EMEA, 19% of the Company’s long-lived assets were located in the UK at December 31, 2020. At December 31, 2019, 32% of the Company’s long-lived assets were located in the UK and 14% were located in Luxembourg.

Intangible Assets

Intangible assets consist of the costs to obtain patents and perpetual nonexclusive license rights for the use of intellectual property. Intangible assets with finite lives ranging from 5 to 15 years are included on the Consolidated Balance Sheets and measured at cost less accumulated amortization and impairment losses.

Intangible assets are tested for impairment whenever there are indicators of impairment. The Company did not recognize any impairment charges for intangible assets for the years ended December 31, 2020 and 2019.

Impairment of Long-Lived Assets

The Company assesses potential impairments to long-lived and intangible assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets or asset groups. If impairment exists, the impairment loss is measured and recorded based on undiscounted estimated future cash flows. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. The Company did not recognize any impairment charges for long-lived assets for the years ended December 31, 2020 and 2019.

Deferred Offering Costs

The Company capitalizes within Other current assets on the Consolidated Balance Sheets certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financing until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds received from the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are written off to operating expenses. There were no deferred offering costs capitalized as of December 31, 2020 and 2019.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Debt Issuance Costs

For Long-term debt and Convertible notes payable, the Company presents debt issuance costs on the Consolidated Balance Sheets as a direct deduction from their carrying amounts. Debt issuance costs and the fair value assigned to stock warrants issued related to term loans and convertible notes payable are amortized over the respective term of the debt facility using the effective interest method.

Common and Preferred Stock Warrants

The Company generally classifies warrants for the purchase of shares of its common and preferred stock as liabilities on its Consolidated Balance Sheets unless the warrants meet certain specific criteria that require the warrants to be classified within stockholders’ deficit. Those warrants accounted for as liabilities are freestanding financial instruments that may require the Company to transfer assets upon exercise. The warrant liability is initially recorded at fair value upon the date of issuance of each warrant and is subsequently remeasured to fair value at each reporting date. Changes in the fair value of the warrant liability are recognized as a component of Other income, net in the Consolidated Statements of Operations. Changes in the fair value of the common and preferred stock warrant liabilities will continue to be recognized until the warrants are exercised, expire or qualify for equity classification. Warrants classified as equity are initially recorded at fair value on the date of issuance and recorded in Additional paid-in capital on the Company’s Consolidated Balance Sheets until the warrants are exercised or expire.

Revenue Recognition

Effective January 1, 2019, the Company adopted the requirements under the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, using the modified retrospective method. This accounting standard was applied to all contracts at the date of adoption and had no other significant impact on the Company’s revenue recognition policies, with the exception of additional disclosure requirements.

The Company generates revenue from four main solutions: Maritime, Aviation, Weather and Orbital Services.

The Company offers the following three data solutions to customers:

•	Maritime - precise space-based data used for highly accurate ship monitoring, ship safety and route optimization.

•	Aviation - precise space-based data used for highly accurate aircraft monitoring, aircraft safety and route optimization.

•	Weather - precise space-based data used for highly accurate weather forecasting.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

As a fourth solution, the Company is also pioneering an innovative “space-as-a-service” business model through its Orbital Services solution. The Company leverages its fully deployed infrastructure and large-scale operations to enable customers to obtain customized data through its application programming interface.

Revenue recognition involves the identification of the contract, identification of performance obligations in the contract, determination of the transaction price, allocation of the transaction price to the previously identified performance obligations and recognition of revenue as the performance obligations are satisfied.

The Company recognizes revenue for each separately identifiable performance obligation in a data solutions contract representing a promise to transfer data or a distinct service to a customer. In most cases, data provided under the Company’s data solutions contracts are accounted for as a single performance obligation due to the integrated nature of the Company’s precise space-based data. In some data access contracts, the Company provides multiple distinct professional services to a customer, most commonly when a contract covers multiple phases of the orbital services solution (e.g., development, manufacturing, launch and satellite operations). In those cases, the Company accounts for these distinct professional services as separate performance obligations and allocates the transaction price to each performance obligation based on its relative standalone selling price, which is generally estimated using cost plus a reasonable margin.

The Company recognizes revenue when control is transferred to the customer, either over time or at a point in time. The Company has determined that each data access subscription provides a series of distinct services in which the customer simultaneously receives and consumes data. Therefore, for subscription-based data services, the Company recognizes revenue ratably over the subscription period. For orbital services, control of the data typically is transferred at the time the customer gains access to the benefit of the service. Revenue is therefore recognized upon receipt of notice of customer acceptance, which is generally a short period of time after delivery.

Contract Assets and Liabilities

For each of the Company’s contracts, the timing of revenue recognition, customer billings, and cash collections determines the recorded accounts receivables, contract assets, and contract liabilities on the Company’s Consolidated Balance Sheets. Payment terms and conditions generally include a requirement to pay within 30 days. When revenue is recognized in advance of customer invoicing, a contract asset is recorded for the unbilled receivable. Conversely, contract liabilities are recorded when the Company has an unconditional right to consideration before it has satisfied a performance obligation. Contract liabilities consist of funds received in advance of revenue recognition from subscription services or professional services that are subsequently recognized when the revenue recognition criteria are met. The non-current portion of Contract liabilities consists of funds received in advance of revenue recognition from subscription services or other professional services that have remaining contractual obligations greater than one year from the balance sheet date.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Deferred Contract Costs

Sales commissions earned by the Company’s employees are considered incremental costs of obtaining a contract. An asset is recognized for sales commissions if the Company expects the period of benefit from these costs to be more than one year. The Company amortizes the deferred contract costs on a straight-line basis over the period of expected benefit, which is primarily 12 months, consistent with the pattern of revenue recognition of the related performance obligation. The amortized costs are recorded in Sales and marketing expense in the Company’s Consolidated Statements of Operations. The Company expenses sales commissions as incurred when the period of benefit is less than one year.

Deferred contract costs are included in Other current assets, for the current portion, and Other long-term assets, for the non-current portion, on the Company’s Consolidated Balance Sheets. Deferred contract costs at December 31, 2020 and 2019 were $1,004 and $262, respectively, of which $657 and $191 were classified as current, respectively. During the years ended December 31, 2020 and 2019, the Company recognized $396 and $166, respectively, as amortization of deferred contract costs in Sales and marketing expense.

Cost of Revenue

Costs directly related to providing professional services and producing data that is subscribed by the customers, including cost of third party data sets and allocated overhead costs, are included in Cost of revenue in the Consolidated Statements of Operations. Overhead costs primarily include allocable amounts of utilities, rent, depreciation expense on assets used directly in revenue producing activities, indirect materials, production and test administration expenses, and repairs and maintenance. The following costs were allocated to Cost of revenue:

	Year Ended December 31,
	2020	2019
Depreciation	$4,444	$9,755
Ground station operations	2,743	2,950
Satellite operations	1,255	1,209
Launch operations	1,843	960

Total Cost of revenue	$10,285	$14,874

Reliance on Third Parties

Spire purchases equipment and satellite components from third-party suppliers and it depends on those suppliers to deliver and support its operations at the contracted specifications in order for Spire to continue to meet its service and contractual commitments to its customers. During fiscal year 2020, the Company’s top three vendors totaled 37% of the total vendor purchases. The Company is also dependent on third parties to launch its satellites into space, and any launch delay, malfunction, or failure could have a negative impact on revenue and might cause the Company not to be able to accommodate customers with sufficient data to meet minimum service level agreements until replacement satellites are available. The Company also incorporates technology and terrestrial data sets from third parties into its platform and its inability to maintain rights and access to such technology and data sets would harm its business and results of operations. In addition, the Company also relies on third-party cloud service providers such as AWS and Google Services to process the data it provides to service its customers. These third-party services are critical to the Company’s ability to provide reliable service to its customers. Any disruption in these services would negatively impact Spire’s data service uptime and its ability to service customers reliably and consistently, which could reduce sales and adversely affect the Company’s business, financial condition and results of operations.

Research and Development Costs

Research and development costs include salaries, benefits and facilities administrative costs, which are expensed as incurred.

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related expenses, sales commissions, marketing and advertising costs, costs incurred in the development of customer relationships, brand development costs and travel-related expenses.

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2020 and 2019, was $285 and $51, respectively, and is included in Sales and marketing expenses in the Consolidated Statements of Operations.

General and Administrative Costs

General and administrative expenses consist of employee-related expenses for personnel in the Company’s executive, finance and accounting, facilities, legal, human resources, global supply chain, and management information systems functions, as well as other administrative employees. In addition, general and administrative expenses include fees related to third-party legal counsel, fees related to accounting, tax and audit costs, office facilities costs, software subscription costs, and other corporate costs.

Stock-Based Compensation

The Company has an equity incentive plan under which the Company grants stock-based awards to employees and non-employees. The Company accounts for stock-based awards in accordance with FASB Accounting Standards Codification (“ASC”) 718, Stock-Based Compensation, which requires the measurement and recognition of compensation expense, based on estimated fair values, for all stock-based awards made to employees and non-employees for stock options. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period and forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Income Taxes

The Company was incorporated in the state of Delaware as a C corporation. Deferred income taxes of the Company are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. All deferred tax assets and liabilities within each particular tax jurisdiction are offset and presented as a noncurrent deferred tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The factors used to assess the likelihood of realization include the history of taxable income or loss, forecasts of future taxable income and available tax planning strategies that could be implemented to realize net deferred tax assets.

The Company accounts for uncertainty in income taxes in accordance with ASC 740-10, Income Taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return, should be recorded in the consolidated financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest accrued related to unrecognized tax benefits in Interest expense and penalties, if any, in General and administrative expenses in the accompanying Consolidated Statements of Operations.

Related Parties

One of the Company’s stockholders and debtors is also a customer from which the Company generated $871 and $890 of revenue for the years ended December 31, 2020 and 2019, respectively.

The Company borrowed gross proceeds of $6,414 of Convertible Notes payable (Note 8) from certain stockholders during the year ended December 31, 2019. Interest expense recognized on related party Convertible notes payable is $783 and $301 for the years ended December 31, 2020 and 2019, respectively. Total carrying value of the related party balance included as Convertible notes payable, net on the Consolidated Balance Sheets was $7,498 and $6,715 as of December 31, 2020 and 2019, respectively.

Comprehensive Loss

Comprehensive loss is comprised of Net loss and Other comprehensive loss consisting of Foreign currency translation adjustments.

Net Loss Per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared, if any, and participating rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to participating securities. In such periods, diluted net loss per share is the same as basic net loss per share, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) is computed by adjusting net income (loss) to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share is computed by dividing the diluted net income (loss) by the weighted-average number of common shares outstanding during the period, including potential dilutive common shares assuming the dilutive effect of common stock equivalents.

JOBS Act Accounting Election

The Company is provided the option to adopt new or revised accounting guidance under the requirements provided to an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. With the exception of certain accounting standards where the Company elected to early adopt when permissible, the Company has elected to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Accounting Pronouncements Recently Adopted

In May 2014, FASB issued ASU 2014-09, which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and redefines revenue recognition around the instance of transfer of control, rather than the transfer of risk and rewards, and provides recognition guidance in instances of variable consideration, licenses and contract costs. ASU 2014-09 also includes Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers, which requires the deferral of incremental costs of obtaining a revenue contract with a customer. The Company adopted the requirements of ASU 2014-09 effective January 1, 2019, utilizing the modified retrospective method of transition, and recorded a cumulative effect adjustment of $139 to opening accumulated deficit as of January 1, 2019 related to the Company’s accounting for incremental costs to obtain a contract.

Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). Since this standard was originally issued, there have been improvements and clarification released by the FASB. Under the new standard, a lessee should recognize in the statement of financial position a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. This standard is effective for fiscal years beginning after December 15, 2021 (January 1, 2022 for the Company), with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its Consolidated Financial Statements.

In June 2016 the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, as amended, which requires the measurement and recognition of expected credit losses for financial assets not held at fair value. ASU 2016-13 replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. This standard is effective for fiscal years beginning after December 15, 2019 (January 1, 2021 for the Company), with early adoption permitted. The Company has determined that the financial impact from the adoption of this standard is likely immaterial to its Consolidated Financial Statements.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

In August 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force), which aligns the requirements for capitalizing implementation costs incurred in a cloud computing hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal use software. This standard is effective for fiscal years beginning after December 15, 2020 (January 1, 2021 for the Company), with early adoption permitted. The Company has determined that the financial impact from the adoption of this standard is likely immaterial to its Consolidated Financial Statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, by removing certain exceptions to the general principles and its intended to improve consistent application. A franchise tax that is partially based on income will be recognized as an income-based tax and any incremental amount will be recognized as non-income-based tax. This standard is effective for fiscal years beginning after December 15, 2021 (January 1, 2022 for the Company), with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts in an entity’s own equity. Among other changes, ASU 2020-06 removes from U.S. GAAP the liability and equity separation model for convertible instruments with a cash conversion feature, and as a result, after adoption, entities will no longer separately present in equity an embedded conversion feature for such convertible debt instruments. Similarly, the debt discount, that is equal to the carrying value of the embedded conversion feature upon issuance, will no longer be amortized into income as interest expense over the life of the instrument. Instead, entities will account for a convertible debt instrument wholly as debt unless (1) a convertible instrument contains features that require bifurcation as a derivative under ASC Topic 815, Derivatives and Hedging, or (2) a convertible debt instrument was issued at a substantial premium. Among other potential impacts, this change is expected to reduce reported interest expense, increase reported net income, and result in a reclassification of certain conversion feature balance sheet amounts from stockholders’ equity to liabilities. Additionally, ASU 2020-06 requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share and include the effect of share settlement for instruments that may be settled in cash or shares, except for certain liability-classified share-based payment awards. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, (January 1, 2022 for the Company), with early adoption permitted, and can be adopted on either a fully retrospective or modified retrospective basis. The Company is currently evaluating the impact that the adoption of this standard will have on its Consolidated Financial Statements.

In March 2020 and January 2021, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, and ASU 2021-01, Reference Rate Reform (Topic 848), respectively, which refine the scope of ASC Topic 848 and clarify some of its guidance as part of the FASB’s monitoring of global reference rate reform activities. These standards permit entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. These standards are effective for contract modifications made or new hedging relationships entered into after December 31, 2022. The Company is currently evaluating the impact that the adoption of these standards will have on its Consolidated Financial Statements.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

3.	Revenue, Contract Assets, Contract Liabilities and Remaining Performance Obligations

Disaggregation of Revenue

Revenue from subscription-based contracts was $7,677 and represented 26.9% of total revenue for the year ended December 31, 2020. Revenue from subscription-based contracts was $3,469, representing 18.8% of total revenue for the year ended December 31, 2019.

The following revenue disaggregated by geography was recognized:

	Year Ended December 31, 2020		Year Ended December 31, 2019
EMEA(1)	$14,213	50%	$10,277	56%
Americas	10,759	38%	7,195	39%
Asia Pacific	3,518	12%	1,019	5%

Total	$28,490	100%	$18,491	100%

(1)	Netherlands represented 37% and 48% for the years ended December 31, 2020 and 2019, respectively.

Contract Assets

At December 31, 2020 and 2019, Contract assets were $853 and $493, respectively, on the Consolidated Balance Sheets.

Changes in Contract assets were as follows:

	December 31,
	2020	2019
Balance at the beginning of the year	$493	$223
Contract assets recorded during the year	1,577	493
Reclassified to Accounts receivable	(1,217)	(223)

Balance at the end of the year	$853	$493

Contract Liabilities

At December 31, 2020, Contract liabilities were $8,110 and were reported in current portion of Contract liabilities on the Company’s Consolidated Balance Sheets. At December 31, 2019, Contract liabilities were $4,550, of which $4,199 is reported in current portion of Contract liabilities and $351 is reported in non-current portion of Contract liabilities on the Consolidated Balance Sheets.

Changes in Contract liabilities were as follows:

	December 31,
	2020	2019
Balance at the beginning of the year	$4,550	$3,687
Contract liabilities recorded during the year	7,759	3,485
Revenue recognized during the year	(4,199)	(2,622)

Balance at the end of the year	$8,110	$4,550

Remaining Performance Obligations

The Company has performance obligations associated with commitments in customer contracts for future services that have not yet been recognized as revenue. These commitments for future services exclude (i) contracts with an original term of one year or less, and (ii) cancellable contracts. As of December 31, 2020, the amount not yet recognized as revenue from these commitments is $31,990. The Company expects to recognize 80.4% of these future commitments over the next 12 months and the remaining 19.6% thereafter as revenue when the performance obligations are met.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

4.	Other Balance Sheet Components

Other current assets, including restricted cash consisted of the following:

	December 31,
	2020	2019
Deferred contract costs	$657	$191
Restricted cash	—	153
Prepaid software licenses	260	409
Prepaid rent	200	106
Other receivables	409	504
Other current assets	586	656

	$2,112	$2,019

Other long-term assets, including restricted cash consisted of the following:

	December 31,
	2020	2019
Deferred contract costs	$347	$71
Restricted cash	415	513
Other non-current assets	177	178

	$939	$762

5.	Property and Equipment, net

Property and equipment, net consisted of the following:

	December 31,
	2020	2019
Satellites in-service	$26,196	$16,804
Internally developed software	2,166	2,151
Ground stations in-service	1,872	1,996
Leasehold improvements	1,589	1,419
Machinery and equipment	1,873	1,284
Computer equipment	1,153	806
Computer software and website development	472	471
Furniture and fixtures	379	349

	35,700	25,280
Less: Accumulated depreciation and amortization	(23,260)	(17,047)

	12,440	8,233
Satellite, launch and ground station work in progress	4,934	5,811
Finished satellites not in-service	3,084	1,864

Property and equipment, net	$20,458	$15,908

Depreciation and amortization expense related to property and equipment for the years ended December 31, 2020 and 2019, was $5,330 and $10,124, respectively, including amortization of internal-use software of $144 and $175, respectively. Costs incurred from failed launches and losses from satellite deorbit and other equipment failure were $666 and $2,372 for the years ended December 31, 2020 and 2019, respectively. Costs related to failed launches are not capitalized and are included in Loss on satellite deorbit and launch failure in the Consolidated Statements of Operations.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

6.	Intangible Assets

Intangible assets consisted of the following:

	December 31,
	2020	2019
Patents	$591	$547
FCC licenses	480	447

	1,071	994
Less: Accumulated amortization	(320)	(239)

	$751	$755

The patents asset balance as of December 31, 2020 and 2019 includes $284 and $198 of capitalized patent costs, respectively, that will begin amortization upon the issuance of an official patent right to the Company.

As of December 31, 2020, the weighted-average amortization period for patents was 10.2 years and for FCC licenses was 3.1 years. Amortization expense related to intangible assets for the years ended December 31, 2020 and 2019, was $81 and $90, respectively. As of December 31, 2020, the annual amortization of intangible assets for the next five years is as follows:

Years ending December 31,
2021	$91
2022	73
2023	51
2024	45
2025	41
2026 and thereafter	166

467
Capitalized patent costs, unissued	284

$751

7.	Long-Term Debt

Long-term debt consisted of the following:

	December 31,
	2020	2019
Eastward Loan Facility	$15,000	$—
EIB Loan Facility	14,734	—
SVB Loan Facility	—	13,959
PPP Loan	1,709	—

Total long-term debt	31,443	13,959
Less: Debt issuance costs	(4,798)	—
Less: Current portion of long-term debt	—	(6,000)

Non-current portion of long-term debt	$26,645	$7,959

The Company recorded $1,406 and $2,581 of interest expense from long-term debt for the years ended December 31, 2020 and 2019, respectively.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

SVB Loan Agreement

On March 23, 2018, the Company signed a Second Amended and Restated Loan and Security Agreement (the “SVB Loan Agreement”) with Silicon Valley Bank (“SVB”), which included the participation of WestRiver Mezzanine Loans (“WestRiver”). Under the terms of the SVB Loan Agreement, each lender would provide $7,500, for a total loan facility of $15,000 (the “SVB Loan Facility”). The SVB Loan Agreement was scheduled to mature in 48 months with an 18-month interest only period, followed by 30 equal monthly payments of principal plus interest at 11.5% per annum starting on the first day of the month following funding. The SVB Loan Agreement is collateralized primarily by a pledge of certain Company personal property. The Company was required to meet certain nonfinancial covenants, including meeting certain reporting requirements, such as the completion and presentation of audited consolidated financial statements. In connection with the SVB Loan Agreement, certain warrants, exercisable into the Company’s common stock, were issued to SVB and WestRiver (Note 12). In March and December 2020, the Company paid all remaining outstanding amounts due under the SVB Loan Facility and recognized a loss on the extinguishment of $171 for the final fees due on this loan.

PPP Loan

In April 2020, the Company received loan proceeds in the amount of $1,709 under the Paycheck Protection Program (“PPP”). The PPP, established as part of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The loan under the PPP was in the form of a note payable to SVB (the “PPP Loan”) originally scheduled to mature in April 2022, which has been classified as Long-term debt on the Consolidated Balance Sheet at December 31, 2020. The PPP Loan bears interest at a rate of 1.00% per annum payable monthly. The PPP Loan and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes. The Company’s PPP Loan and accrued interest were forgiven in January 2021 (Note 16).

EIB Loan Facility

In August 2020, the Company’s Luxembourg subsidiary entered into a loan agreement with the European Investment Bank (“EIB”) that provides for a total loan facility of EUR 20,000 distributable in three tranches (the “EIB Loan Facility”) and is collateralized by substantially all assets of the Company. In connection with the EIB debt agreement, on August 20, 2020, the Company issued to EIB 454,899 warrants exercisable into the Company’s common stock at a price of $0.0001 per share (Note 12) and drew EUR 5,000 under the Tranche A of the EIB Loan Facility on September 23, 2020. Borrowing under Tranche A does not carry an interest component. On October 29, 2020, the Company issued an additional 454,899 warrants to EIB exercisable into the Company’s common stock at a price of $0.0001 per share (Note 12) and drew EUR 7,000 under Tranche B of the EIB Loan Facility on November 23, 2020. Borrowing under Tranche B carries interest at EURIBOR plus 5% per annum (4.457% at December 31, 2020). Tranche C of the EIB Loan Facility provides for EUR 8,000 available to borrow through January 2023, subject to certain financial milestones as defined in the EIB debt agreement. Borrowings under Tranche C will carry interest at EURIBOR plus 10% per annum. The Company pays a commitment fee of 2% per annum of the undrawn loan commitment amount through January 2023. The borrowings under the EIB Loan Facility are due in full five years from the disbursement date of the relevant tranche, which have been classified in non-current portion of Long-term debt on the Consolidated Balance Sheet at December 31, 2020, with interest payable quarterly in arrears. The prepayment premium on the EIB Loan Facility for Tranches B and C is 3% in the first year, 2% in the second year and 1% in the third year on the principal amount of the loan repaid. The EIB Loan Facility includes covenants that limit the Company’s ability to, among other things, dispose assets, consummate mergers and acquisitions, incur additional indebtedness, grant liens, pay dividends or other distributions without preapproval by EIB.

The Company incurred $551 of debt issuance costs and issued common stock warrants with an estimated fair value of $3,612 at their dates of issuance, the total of which has been presented as a deduction from the carrying amounts of the EIB Loan Facility on the Consolidated Balance sheet and are being amortized to interest expense over the term of the EIB Loan Facility.

Eastward Loan Facility

In December 2020, the Company entered into a loan agreement with Eastward Fund Management, LLC (“Eastward”) to borrow up to $25,000 (the “Eastward Loan Facility”). On December 30, 2020, the Company drew $15,000 of the available loan facility under the Eastward Loan Facility and incurred a $300 repayment fee due upon maturity of the Eastward Loan Facility. The remaining loan facility is available to be drawn until June 30, 2021, subject to certain equity financing milestones as defined in the Eastward loan agreement. In conjunction with the Eastward loan agreement, the Company agreed to issue to Eastward up to a total of 314,861 warrants to acquire the Company’s common stock if the full facility was drawn. The Company pays a 1% commitment fee on the principal amount borrowed. The Company will pay interest only for the first 24 months this loan is outstanding and then will pay $625 plus

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

interest during each of the final 24 months this loan is outstanding. The interest rate for the Eastward Loan Facility is 11.75% per annum and the total term of this loan is 48 months. The prepayment premium on the Eastward Loan Facility is 3% during the first two years, 2% in the third year and 1% thereafter on the principal amount of the loan repaid. The Eastward Loan Facility includes covenants that limit the Company’s ability to, among other things, dispose assets, consummate mergers and acquisitions, incur additional indebtedness, grant liens, pay dividends or other distributions without preapproval by Eastward.

On December 30, 2020, the Company issued to Eastward 188,916 warrants exercisable into the Company’s common stock at a price of $3.97 per share (Note 12). These warrants have been determined to be accounted for as equity at their estimated fair value at the date of issuance. The Company recorded $542 as Additional paid-in capital and presented the related debt issuance costs as a deduction from the carrying amounts of the Eastward Loan Facility on the Consolidated Balance Sheet which are being amortized to interest expense over the term of the Eastward Loan Facility.

8.	Convertible Notes

Between July 2019 and December 2019, the Company entered into several subordinated convertible note purchase agreements (the “Convertible Notes”), for gross proceeds totaling $42,334. Between May 2020 and October 2020, the Company entered into additional Convertible Notes for gross proceeds totaling $550. The Convertible Notes were subordinated to the amounts due to SVB under the SVB Loan Agreement. There are no loan covenants or collateral for the Convertible Notes. The Convertible Notes accrue interest at 8% per annum, compounded quarterly. If not converted, at the option of the holders, all unpaid principal, interest and a balloon payment of 5% of the principal balance is due on the stated maturity date of January 29, 2022. The accretion of the carrying value of the Convertible Notes for the additional balloon payment is recorded as additional interest expense over the term of the Convertible Notes. Accrued interest on the Convertible Notes was $5,944 and $1,454 as of December 31, 2020 and 2019, respectively, and included in Convertible notes payable, net on the Consolidated Balance Sheets. Conversion of the Convertible Notes can be automatic based on events such as an intial public offering (“IPO”) by the Company or voluntary based on events such as a change of control or maturity. The Convertible Notes are convertible into the Company’s common stock at a price to be determined, which is the lesser of the stated conversion price, as defined per the note agreement, or a multiple of revenue for the twelve months ended June 30, 2020. The Company recorded $4,490 and $733 of interest expense on the Convertible Notes for the years ended December 31, 2020 and 2019, respectively.

In connection with securing the Convertible Notes, the Company incurred debt issuance costs of $0 and $392 for the years ended December 31, 2020 and 2019, respectively. Such costs have been recorded as a deduction from the carrying amount of the convertible debt and are being amortized to interest expense over the term of the Convertible Notes.

9.	Fair Value Measurement

The following tables present the Company’s fair value hierarchy for its common and preferred stock warrant liabilities (Note 12) that are measured at fair value on a recurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$4,007	$4,007

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability	$—	$—	$197	$197

The warrant liability in the tables above consisted of the fair value of warrants to purchase the Company’s common stock and preferred stock and was based on the significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

The Company’s valuation of the stock warrants utilized the Black-Scholes option-pricing model, which incorporates assumptions and estimates to value the stock warrants. Changes in the fair value of the stock warrants are recognized in Other income, net in the Consolidated Statements of Operations.

The quantitative elements associated with the Company’s Level 3 inputs impacting the fair value measurement of the stock warrant liability include the fair value per share of the Company’s common stock, the remaining contractual term of the warrants, risk-free interest rate, expected dividend yield and expected volatility of the price of the Company’s common stock. The Company determines the fair value per share of the Company’s common and preferred stock with assistance from third-party valuations and considers additional factors that the Company deems relevant. The risk-free interest rate is based on a treasury instrument for which the term is consistent with the expected life of the warrants. As there was no public market for the Company’s common and preferred stock, the Company determined the expected volatility for warrants granted based on an analysis of reported data for a peer group of companies.

The following tables present the Company’s fair value hierarchy for its warrants classified as equity (Note 12) that are measured at fair value on a nonrecurring basis:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
Equity:
Warrants	$—	$—	$970	$970

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Equity:
Warrants	$—	$—	$428	$428

The table below quantifies the most significant inputs used for the warrants:

	December 31,
	2020	2019
Fair value of the Company’s common stock	$4.19	$3.57
Risk-free interest rate	0.13%	1.81%
Expected volatility factor	68.4%	45.0%
Remaining contractual term (in years)	4.7	3.0

The following table provides a roll-forward of the aggregate fair values of the warrant liability as determined by Level 3 inputs:

Fair value at December 31, 2018	$197
Change in fair value	—

Fair value at December 31, 2019	197
Issuance of warrants	3,612
Change in fair value	198

Fair value at December 31, 2020	$4,007

Based on the recent rounds of debt financing during the years ended December 31, 2020 and 2019 and the terms of those debt agreements, current market conditions and the Company’s financial condition, the carrying amounts for Long-term debt and Convertible notes payable approximate fair value. The carrying amounts reported on the Consolidated Balance Sheets of other assets and liabilities which are considered to be financial instruments approximate fair value based on their short-term nature and current market indicators.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

10.	Commitments and Contingencies

Operating Leases

The Company leases office facilities and sites for its ground stations under noncancelable operating leases. These leases expire at various dates through 2027. Rent expense, including ground station leases, for the years ended December 31, 2020 and 2019, was $2,418 and $3,052, respectively.

Future minimum lease payments under noncancelable operating leases that have initial or remaining noncancelable lease terms greater than one-year as of December 31, 2020 are as follows:

Years ending December 31,
2021	$2,659
2022	2,398
2023	1,778
2024	1,538
2025	1,492
2026 and thereafter	3,027

$12,892

Litigation

At times, the Company is party to various claims and legal actions arising in the normal course of business. Although the ultimate outcome of these matters is not presently determinable, management believes that the resolution of all such pending matters, will not have a material adverse effect on the Company’s business, results of operations, financial condition or cash flows; however, there can be no assurance that the ultimate resolution of these matters will not have a material impact on the Company’s Consolidated Financial Statements in any period.

11.	Stock-Based Compensation

On December 6, 2012, the Company adopted the 2012 equity incentive plan (the “Plan”) under which the Company may grant stock options to purchase shares of its common stock to certain employees and nonemployees of the Company. The Plan was amended on August 28, 2020 to increase the maximum aggregate number of shares which may be subject to options issued to 12,681,692. As of December 31, 2020, there were 627,332 shares available for grant under the Plan.

The vesting period for stock option grants is generally over a four-year period from the date of the grant and exercisable for up to 10 years. The exercise price per share of stock options shall be equal to the fair market value of the common stock at the grant date. As there is no public market for the Company’s common stock, the Company’s Board of Directors with the assistance of a third-party valuation specialist, determined the fair value of the Company’s common stock at the time of each grant of stock options by considering a number of objective and subjective factors, including the Company’s actual operating and financial performance, market conditions and performance of comparable publicly-traded companies, developments and milestones in the Company, the likelihood of achieving a liquidity event and transactions involving the Company’s common stock and any adjustments necessary to recognize the lack of marketability of the common stock underlying the granted options, among other factors. The fair value of the Company’s common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Equity Securities Issued as Compensation. Upon termination of employment and service agreement, all unvested and unexercised shares are returned to the Plan.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

The following table summarizes stock option activity for employees under the Plan:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Term
			(in years)
Options outstanding at December 31, 2018	7,093,394	$2.67	7.9
Granted	1,679,342	3.50
Exercised	(20,224)	1.80
Forfeited, canceled, or expired	(685,698)	2.56

Options outstanding at December 31, 2019	8,066,814	2.86	7.8
Granted	3,683,015	3.94
Exercised	(36,055)	2.08
Forfeited, canceled, or expired	(1,176,151)	2.55

Options outstanding at December 31, 2020	10,537,623	3.27	7.9

Vested and expected to vest at December 31, 2020	9,040,826	3.21	7.7
Exercisable at December 31, 2020	4,510,574	2.70	6.3

The aggregate intrinsic value of options exercised by employees as of December 31, 2020 and 2019, was $68 and $33, respectively. The aggregate fair value of options vested as of December 31, 2020 and 2019 was $934 and $1,054, respectively. The Company received $75 and $46 in cash proceeds from options exercised during the years ended December 31, 2020 and 2019, respectively. The weighted-average grant date fair value of options granted for the years ending December 31, 2020 and 2019 was $2.37 and $1.56, respectively. The aggregate intrinsic value of options outstanding as of December 31, 2020 and 2019 was $7,330 and $5,754, respectively. The aggregate intrinsic value of options exercisable as of December 31, 2020 and 2019 was $6,446 and $4,820, respectively.

The following table summarizes stock option activity for non-employees under the Plan:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise	Contractual
	Options	Price	Term
			(in years)
Options outstanding at December 31, 2018	235,067	$1.39	6.6
Granted	—
Exercised	(3,125)	3.38
Forfeited, canceled, or expired	(16,875)	3.38

Options outstanding at December 31, 2019	215,067	1.20	5.3
Granted	10,000	3.57

Options outstanding at December 31, 2020	225,067	1.31	4.5

Vested and expected to vest at December 31, 2020	224,673	1.30	4.5
Exercisable at December 31, 2020	219,650	1.25	4.4

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

The aggregate intrinsic value of nonemployee options outstanding as of December 31, 2020 and 2019, was $599 and $509 respectively. The weighted-average grant date fair value of nonemployee options granted for the year ending December 31, 2020, was $3. No options were granted to non-employees during the year ended December 31, 2019. The aggregate fair value of non-employee options vested as of December 31, 2020 and 2019 was $6 and $4, respectively.

The following table summarizes the components of total stock-based compensation expense based on roles and responsibilities of the employees within the Consolidated Statements of Operations:

	Year Ended December 31,
	2020	2019
Cost of revenue	$39	$35
Research and development	1,000	827
Sales and marketing	327	246
General and administrative	794	782

	$2,160	$1,890

As of December 31, 2020, stock-based compensation expense not yet recognized was $17,342, which is expected to be recognized over a weighted-average period of 1.6 years.

The fair value of stock-based compensation was estimated using the Black-Scholes option-pricing model requiring the use of subjective valuation assumptions and inputs, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in input assumptions can materially affect the fair value estimates.

The fair value of all stock-based compensation was estimated using the following assumptions at the date of the grant:

	Year Ended December 31,
	2020	2019
Risk-free interest rate	0.4% - 1.5%	1.5% - 2.6%
Expected volatility factor	44.9% - 68.4%	41.0% - 43.9%
Expected option life	5.1 - 6.8 years	5.5 - 6.8 years
Expected forfeitures	14.19%	15.14%
Expected dividend yield	—	—

The weighted-average grant date fair value of options granted during the years ended December 31, 2020 and 2019 was $2.37 per share and $1.52 per share, respectively. The expected life of the options represents the weighted-average period that the stock options are expected to remain outstanding. The risk-free interest rate is based on a treasury instrument for which the term is consistent with the expected life of the stock options. As there was no public market for the Company’s common stock, the Company determined the expected volatility for options granted using an average of the historical volatility measures of a peer group of companies. Expected forfeitures have been estimated based on historical experience. The expected dividend yield is assumed to be zero because the Company has never declared or paid cash dividends on its common stock and does not anticipate doing so in the foreseeable future.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

12.	Stockholders’ Equity

In December 2020, the Company’s Board of Directors increased the Company’s authority to issue 81,668,190 shares of two classes of stock to be designated: 55,000,000 shares of common stock with a par value of $0.0001 per share and 26,668,190 shares of preferred stock with par value of $0.0001. The preferred stock is to be designated: 12,671,911 shares of Series A preferred stock, 4,869,754 shares of Series B preferred stock, and 9,126,525 shares of Series C preferred stock.

Preferred Stock

On May 15, 2014, the Company issued 5,506,734 shares of Series A preferred stock with an original issuance price of $4.1767 per share for $22,900. In conjunction with the Series A preferred stock financing, convertible promissory notes of $8,000, including principal and accrued interest, were converted into 7,165,177 shares of Series A preferred stock.

On June 15, 2015, the Company issued 4,869,754 shares of Series B preferred stock at an issuance price of $7.2615 per share for $35,228.

Beginning on August 17, 2017, and at various subsequent closings in 2017, the Company issued 5,270,120 shares of Series C preferred stock with an original issuance price of $8.7078 per share for $45,800. In conjunction with the Series C preferred stock financing, convertible promissory notes of $15,600, including principal and accrued interest, were converted into 2,236,153 shares of Series C preferred stock.

The following are the rights and privileges of the Company’s preferred stock:

Dividends

Holders of preferred stock, in preference to the holders of common stock, shall be entitled to receive, but only out of funds legally available thereof, cash dividends at a rate of 8% of the original issue price per annum on each outstanding share of preferred stock. Such dividends shall be payable only when, as and if declared by the Board of Directors and shall be noncumulative. As long as shares of preferred stock are outstanding, the Company is precluded from declaring, paying or setting aside any dividends, or making any other distribution on the common stock, or purchasing, redeeming or otherwise acquiring for value any shares of common stock, unless all dividends on the preferred stock then have been paid or declared and set apart and the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount at least equal to the dividend payable on each share. No dividends have been declared or paid out as of December 31, 2020.

Voting Rights

Each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of each share of common stock into which the shares of preferred stock held by each holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Holders of preferred stock shall vote together with the holders of common stock as a single class.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Liquidation

In the event of any voluntary or involuntary liquidation, the holders of preferred stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such liquidation to the holders of common stock, an amount per share equal to the sum of the applicable original issue price for the preferred stock, plus declared but unpaid dividends on such share. Upon completion of the distribution to the preferred stockholders, all of the remaining proceeds available for distribution to stockholders shall be distributed among the holders of common stock pro rata based on the number of shares of common stock held by each holder. The Long-term debt and Convertible Notes are senior in order of preference to the Company’s preferred stock and then common stock in the event of a liquidation.

Conversion

Each share of preferred stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share, into shares of common stock as is determined by dividing the applicable original issue price for such share of preferred stock by the applicable conversion price for such share of preferred stock. The initial conversion price per share for each series of preferred stock shall be the original issue price applicable to such series.

Redemption

The Company’s preferred stock is not redeemable at either the option of the Company or the holder.

Common Stock

Voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers, and preferences of the holders of the preferred stock. The holders of the common stock are entitled to one vote for each share of common stock held at all meetings of shareholders. Dividends are issued to common stockholders only after holders of the preferred stock receive funds legally available in the amount equal to 8% of the original issuance price per annum on each outstanding share of preferred stock. In the event of liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of common stock receive payment on a pro rata basis on the number of shares held by each such holder, after the rights of the holders of the preferred stock have been satisfied.

Common and Preferred Stock Warrants

On September 29, 2017, the Company entered into a development agreement with an investor in the Series C preferred stock financing to develop an enhanced version of the Company’s hosted services which provides access to the Company’s satellite data. In accordance with the terms of the Development Agreement, the Company issued warrants to purchase additional shares of the Series C preferred stock at the original issuance price. The Series C warrants vest upon achievement of certain terms of the contract. As of December 31, 2020, the Series C warrants were fully vested and unexercised. As the Series C warrants are free-standing financial instruments that may require the Company to transfer assets upon exercise, these warrants are classified as liabilities and included in Other long-term liabilities on the Consolidated Balance Sheets at their estimated fair value as of each reporting date.

On March 27, 2018, the Company issued 209,695 warrants to purchase the Company’s common stock in connection with the SVB Loan Agreement. The common stock warrants qualified for equity treatment, and therefore are classified as equity.

Under the terms of the EIB Loan Facility, on August 20, 2020, the Company issued to EIB 454,899 warrants exercisable into common shares at a price of $0.0001 per share. On October 29, 2020, the Company issued to EIB an additional 454,899 warrants exercisable into common shares at a price

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

of $0.0001 per share. These common stock warrants were determined to be derivative liabilities due to EIB’s put option and are included in Other long-term liabilities on the Consolidated Balance Sheets at their estimated fair value. As of December 31, 2020, the liability for these warrants was valued at $3,810.

Under the terms of the Eastward Loan Facility, on December 30, 2020, the Company issued to Eastward 188,916 warrants exercisable into common shares at a price of $3.97 per share. These common stock warrants have been determined to be accounted for as equity classified warrants and the Company recorded $542 as Additional paid-in capital in the Statement of Changes in Stockholders Equity (Deficit) for the year ended December 31, 2020 at their estimated fair value as of the date of issuance.

13.	Income Taxes

Loss before income taxes consisted of the following:

	Year Ended December 31,
	2020	2019
Domestic loss	$28,300	$19,364
Foreign loss	3,804	12,621

	$32,104	$31,985

The income tax provision consists of the following:

	Year Ended December 31,
	2020	2019
Current income tax provisions:
Federal	$—	$—
State	—	—
Foreign	321	338

Current income tax provision	321	338

Deferred income tax expense (benefit):
Federal	—	—
State	—	—
Foreign	79	(4)

Deferred income tax expense (benefit)	79	(4)

Total income tax provision	$400	$334

The following table presents a reconciliation of the federal statutory rate of 21% to effective tax rate:

	Year Ended December 31,
	2020	2019
U.S. federal tax benefit at statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	3.5%	2.5%
Non-deductible expenses and other	(0.9)%	0.1%
Research and development credits	5.4%	(0.8)%
Foreign rate differential	(0.6)%	1.1%
Change in valuation allowance, net	(29.6)%	(25.0)%

Effective tax rate	(1.2)%	(1.1)%

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

The significant components of deferred tax assets (liabilities) are as follows:

	Year Ended December 31,
	2020	2019
Deferred tax assets
Net operating loss carryforward	$38,529	$35,013
Research and development credit carryforward	2,454	735
Stock-based compensation	52	34
Property and equipment	367	706
Intangibles	855	—
Other accruals	1,073	318

Gross deferred tax assets	43,330	36,806
Less: Valuation allowance	(43,330)	(36,806)

Net deferred tax assets	—	—
Deferred tax liabilities
Foreign property and equipment and intangibles	(338)	(269)

Gross deferred tax liabilities	(338)	(269)

Net deferred tax liabilities	$(338)	$(269)

As of December 31, 2020, the Company had accumulated undistributed earnings generated by its foreign subsidiaries of $6,128. The Company continues to assert that all its foreign earnings are to be permanently reinvested and expects future U.S. cash generation to be sufficient to meet future U.S. cash needs. As such, the Company has not recognized a deferred tax liability related to unremitted foreign earnings.

Realization of the deferred tax assets is dependent upon the generation of future taxable income, if any, the amount and timing of which are uncertain. The Company could not conclude that it was more likely than not that tax benefits from operating losses would be realized and, accordingly, has provided a full valuation allowance against its deferred tax assets. The valuation allowance as of December 31, 2018 was $28,821, which increased by $7,985 to $36,806 as of December 31, 2019, primarily due to 2019 losses. The valuation allowance as of December 31, 2019 increased by $6,524 to $43,330 as of December 31, 2020, primarily due to 2020 losses.

At December 31, 2019, the Company had $110,514 and $13,179 of federal and state net operating losses available to reduce future taxable income. At December 31, 2020, the Company had $135,134 and $26,783 of federal and state net operating losses available to reduce future taxable income. Of the federal net operating loss included above, $52,609 can be carried forward indefinitely for U.S. federal tax purposes and approximately $82,525 will begin to expire between 2032 and 2037. The state net operating losses included above will expire in various tax years beginning in 2032.

The Company also has federal research and development tax credit carryforward of $2,454 and $735 as of December 31, 2020 and 2019, respectively. These federal tax credits begin to expire in 2039.

The federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383, respectively of the Internal Revenue Code of 1986, as amended, and similar provisions under state law. Under those sections of the Internal

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research and development tax credits, to offset its post-change income or tax liability may be limited. In general, an “ownership change” will occur if there is a cumulative change in ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. The Company has not yet undertaken an analysis of whether the past equity financing transactions constitute an “ownership change” for purposes of Internal Revenue Code Section 382 and Section 383. The Company may experience ownership changes in the future from the sale of its equity or business combination transactions.

As of December 31, 2019, the Company had $4,856 and $2,336 of Luxembourg and Singapore foreign net operating losses available to reduce future taxable income. As of December 31, 2020, the Company had $6,227 and $2,233 of Luxembourg and Singapore foreign net operating losses available to reduce future taxable income, which will begin to expire in 2035 for Luxembourg while Singapore has an indefinite carry forward period.

Unrecognized Tax Benefits

The Company does not have any significant uncertain tax positions.

The Company is subject to taxation in the United States, Luxembourg, Singapore and the United Kingdom. The Company has not been audited by the Internal Revenue Service or any state or foreign tax authority. The Company is subject to audit by the Internal Revenue Service for income tax returns filed since inception due to net operating loss carryforwards. The Company is subject to audit in Singapore and the United Kingdom from tax years 2016 and 2017, respectively, and in Luxembourg from tax year 2018.

14.	Employee Benefit Plan

The Company has a qualified retirement plan which covers all employees who meet certain eligibility requirements. Plan matching contributions, discretionary profit-sharing contributions, and qualified nonelective contributions may be made to the 401(k) salary deferral plan at the discretion of the Company’s Board of Directors.

The Company did not make any matching contributions, discretionary profit-sharing contributions and/or qualified nonelective contributions during the years ended December 31, 2020 and 2019.

The Company has defined contribution pension plans at its foreign subsidiaries which covers all employees who meet certain eligibility requirements. The contributions made by the Company under these plans during the years ended December 31, 2020 and 2019 were not material.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

15.	Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended December 31,
	2020	2019
Numerator:
Net loss	$(32,504)	$(32,319)

Denominator:
Weighted-average shares used in computing basic and diluted net loss per share	10,323,839	10,306,255

Basic and diluted net loss per share	$(3.15)	$(3.14)

The Company’s potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share for the years ended December 31, because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2020	2019
Convertible preferred stock (if-converted)	25,047,938	25,047,938
Warrants for the purchase of Series C convertible preferred stock (if-converted)	86,129	86,129
Warrants for the purchase of common stock	1,364,761	266,047
Convertible notes (if-converted)	20,060,646	19,820,736
Stock options to purchase common stock	10,762,690	8,281,881

	57,322,164	53,502,731

16.	Subsequent Events

The Company has evaluated subsequent events for the period of time from its fiscal year end (December 31, 2020) through May 13, 2021; and has determined that no adjustments or additional disclosures are necessary to the amounts reported in the accompanying Consolidated Financial Statements, except as disclosed below:

In January 2021, the PPP Loan and related accrued interest were forgiven in January 2021 under the provisions of the CARES Act.

From January 2021 through February 2021, the Company issued and sold convertible promissory notes in the aggregate principal amount of $20,000, which mature four years from the date of issuance. These convertible notes accrue interest at a rate of 8.0% per annum. The amount of convertible promissory notes issued to stockholders was $1,232 in this round of financing.

On March 1, 2021, the Company announced that it entered into a definitive merger agreement, with Navsight Holdings Inc. (“NavSight”), a special purpose acquisition company, for a business combination transaction that would result in the Company becoming a publicly listed company. The Board of Directors of the Company and NavSight have unanimously approved this merger transaction, which will require approval by the stockholders of each company. The stakeholders of the Company will exchange their interests (common stock, warrants, vested options and convertible notes) in the Company for shares of common stock of the new company immediately prior to the merger. Unvested awards issued under the Company’s existing equity incentive plans will be exchanged for awards issued under a new equity incentive plan to be adopted by the new company. Assuming no redemptions by NavSight stockholders, the transaction is expected to deliver up to $475,000 of gross proceeds before estimated transaction costs of $31,000, including the contribution of up to $230,000 of cash held in NavSight’s trust account and an additional $245,000 from PIPE investors. The Company’s stockholders will retain 100% of their equity holdings in the combined company and will hold 67% of the fully diluted shares of common stock immediately following the closing of the proposed business combination transaction, assuming no redemptions by NavSight’s existing public stockholders. The proposed business combination transaction is expected to qualify as a tax-free merger and to close during the summer of 2021. Should the transaction fail to occur as planned, the Company would be liable for a $5,000 expense reimbursement payment to NavSight.

Spire Global, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(In thousands, except shares and per share data, unless otherwise noted)

In April 2021, the Company entered into a credit agreement with FP Credit Partners, L.P., as agent for several lenders (the “FP Lenders”), for a $70,000 term loan (the “FP Term Loan”), which will terminate if funding does not occur by May 31, 2021. Upon funding, the FP Term Loan will be used (i) to pay off the EIB Loan Facility and the Eastward Loan Facility, (ii) to repurchase certain warrants of the Company from EIB, and (iii) to fund working capital and for general corporate purposes. Upon a qualifying IPO, including the closing of the NavSight merger as described above, the FP Lenders may elect to convert a portion of their specified contractual return into common stock of the Company at a conversion price specified in this credit agreement. The FP Term Loan will bear interest at a rate of 8.50% per annum, payable quarterly in arrears and the Company has the option to add all or a portion of the accrued unpaid interest to the outstanding principal amount of the FP Term Loan. If the FP Lenders elect to exercise their conversion rights and the Company does not elect to repay the remaining non-converted outstanding principal amount of the FP Term Loan at the closing of a qualifying IPO, including the NavSight merger, then the interest rate will increase to 9% per annum. The FP Term Loan, plus the applicable contractual returns as defined in this credit agreement, matures on April 15, 2026 and is collateralized by substantially all assets of the Company. If the Company elects to prepay the FP Term Loan in full, the contractual returns will vary, depending on the timing of the repayment relative to the closing of a qualifying IPO or the NavSight merger and whether the FP Lenders exercise their conversion rights, and could range from $0 to $70,000. The FP Term Loan includes covenants that limit the Company’s ability to, among other things, make investments, dispose assets, consummate mergers and acquisitions, incur additional indebtedness, grant liens, enter into transactions with affiliates, pay dividends or other distributions without preapproval by FP Credit Partners. The Company is required to maintain minimum unrestricted cash of at least $15,000 as of each fiscal quarter end, except for the quarter immediately following the quarter where the Company reported positive EBITDA, until the closing of a qualifying IPO. The Company also agreed to provide an equity grant of 573,176 shares of common stock of the Company to the FP Lenders upon funding of the FP Term Loan.

In May 2021, the Company and the holders of the Convertible Notes agreed to extend the maturity date of all convertible promissory notes outstanding at December 31, 2020 from January 29, 2022 to July 31, 2022.

In May 2021, the Company and Eastward amended the equity financing milestones in the Eastward loan agreement to include the $20,000 of convertible promissory notes issued in January and February 2021 as a qualifying event, thereby making the remaining $10,000 loan facility immediately available to the Company for use. The Company will incur a repayment fee of 3.5% on the principal amount borrowed on the remaining loan facility, which will be due upon final repayment of the Eastward Loan Facility.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Navsight Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Navsight Holdings, Inc. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from May 29, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from May 29, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2020 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Restatement of 2020 Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements as of December 31, 2020 and for the period from May 29, 2020 (inception) through December 31, 2020 have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

Melville, NY

March 29, 2021, except for the effects of the restatement discussed in Notes 2 and 10 as to which the date is May 12, 2021

NAVSIGHT HOLDINGS, INC.

BALANCE SHEET

DECEMBER 31, 2020 (As Restated)

ASSETS
Current Assets
Cash	$1,323,425
Prepaid expenses and other current assets	279,762

Total Current Assets	1,603,187
Marketable securities held in Trust Account	230,007,324

TOTAL ASSETS	$231,610,511

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$899,254
Accrued offering costs	126,844

Total Current Liabilities	1,026,098
Deferred underwriting fee payable	8,050,000
Warrant liability	23,366,000

Total Liabilities	32,442,098

Commitments
Class A common stock subject to possible redemption 19,416,841 shares at redemption value	194,168,410

Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no shares issued and outstanding	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 3,583,159 issued and outstanding (excluding 19,416,841 shares subject to possible redemption)	358
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	575
Additional paid-in capital	13,870,241
Accumulated deficit	(8,871,171)

Total Stockholders’ Equity	5,000,003

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$231,610,511

The accompanying notes are an integral part of the financial statements.

NAVSIGHT HOLDINGS, INC.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MAY 29, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

Formation and operating costs	$1,040,966

Loss from operations	(1,040,966)
Other income:
Interest earned on marketable securities held in Trust Account	7,324
Change in fair value of warrant liability	(7,257,000)
Transaction costs attributable to warrants	(580,529)

Other income (loss), net	(7,830,205)

Loss before provision for income taxes	(8,871,171)

Net loss	$(8,871,171)

Basic and diluted weighted average shares outstanding, Class A Common stock subject to possible redemption	20,212,072

Basic and diluted net loss per share, Class A Common stock subject to possible Redemption	$0.00

Basic and diluted weighted average shares outstanding, Class A and B Non-redeemable common stock	6,920,082

Basic and diluted net loss per share, Class A and B Non-redeemable common stock	$(1.28)

The accompanying notes are an integral part of the financial statements.

NAVSIGHT HOLDINGS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM MAY 29, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (As Restated)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance – May 29, 2020 (Inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock	—	—	5,750,000	575	24,425	—	25,000
Sale of 23,000,000 Units, net of underwriting discounts	23,000,000	2,300	—	—	207,286,284	—	207,288,584
Excess of purchase price paid over fair value of private placement warrants	—	—	—	—	726,000	—	726,000
Class A common stock subject to possible redemption	(20,206,199)	(2,021)	—	—	(202,059,969)	—	(202,061,990)
Change in value of common stock subject to redemption	789,358	79			7,893,501		7,893,580
Net loss	—	—	—	—	—	(8,871,171)	(8,871,171)

Balance – December 31, 2020	$3,583,159	$358	$5,750,000	$575	$13,870,241	$(8,871,171)	$5,000,003

The accompanying notes are an integral part of the financial statements.

NAVSIGHT HOLDINGS, INC.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MAY 29, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020 (AS RESTATED)

Cash Flows from Operating Activities:
Net loss	$(8,871,171)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(7,324)
Change in fair value of Warrants	7,257,000
Transaction costs attributable to Warrants	580,529
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(279,762)
Accounts payable and accrued expenses	899,254

Net cash used in operating activities	(421,474)

Cash Flows from Investing Activities:
Investment of cash in Trust Account	(230,000,000)

Net cash used in investing activities	(230,000,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	225,400,000
Proceeds from sale of Private Placement Warrants	6,600,000
Proceeds from promissory note – related party	119,156
Repayment of promissory note – related party	(119,156)
Payment of offering costs	(280,101)

Net cash provided by financing activities	231,744,899

Net Change in Cash	1,323,425
Cash – Beginning of period	—

Cash – End of period	$1,323,425

Non-Cash investing and financing activities:
Initial classification of Class A common stock subject to possible redemption	$202,458,400

Initial measurement of warrants issued in connection with initial public offering accounted for as a liability	$16,109,000

Change in value of Class A common stock subject to possible redemption	$(8,289,990)

Deferred underwriting fee payable	$8,050,000

Offering costs included in accrued offering costs	$126,844

The accompanying notes are an integral part of the financial statements.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

NavSight Holdings, Inc. (the “Company”) was incorporated in Delaware on May 29, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”).

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses that provide expertise and technology to U.S. government customers in support of their national security, intelligence, and defense missions. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

The Company has one subsidiary, NavSight Merger Sub Inc., a direct wholly owned subsidiary of the Company incorporated in Delaware on February 22, 2021 (“Merger Sub”) (see Note 11).

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from May 29, 2020 (inception) through December 31, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination and activities in connection with the proposed acquisition of Spire Global, Inc., a Delaware corporation (“Spire”) (see Note 11). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on September 9, 2020. On September 14, 2020, the Company consummated the Initial Public Offering of 23,000,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriter of the over-allotment option to purchase an additional 3,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000, which is described in Note 4.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 6,600,000 warrants (each, a “Private Placement Warrant” and, collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant in a private placement to Six4 Holdings, LLC (the “Sponsor”), generating gross proceeds of $6,600,000, which is described in Note 5.

Transaction costs amounted to $13,056,945, consisting of $4,600,000 of underwriting fees, $8,050,000 of deferred underwriting fees and $406,945 of other offering costs. Total transaction costs were allocated to a component of equity and a component of the public company warrant liability (see Note 2) based on an allocated proceeds model. $580,529 was allocated to the warrant liability component and immediately expensed.

Following the closing of the Initial Public Offering on September 14, 2020, an amount of $230,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and a portion of the net proceeds of the sale of the Private Placement Warrants was placed in a trust account (the “Trust Account”) located in the United States and held as cash or invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding taxes payable on interest income earned from the Trust Account and the deferred underwriting commissions) at the time of the agreement to enter into the initial Business Combination. The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company will provide its holders of the outstanding Public Shares (the “public stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 7). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law or stock exchange requirements and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor has agreed to vote their Founder Shares (as defined in Note 6) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the above, if the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor has agreed (i) to waive its redemption rights with respect to its Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (ii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their shares in conjunction with any such amendment.

The Company will have until September 14, 2022 to consummate a Business Combination (the “Combination Period”). If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay taxes (less up to $100,000 to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.

The Sponsor has agreed to waive its right to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriter has agreed to waive its rights to the deferred underwriting commission (see Note 7) held in the Trust Account in

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company’s waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Liquidity and Going Concern

As of December 31, 2020, the Company had $1,323,425 in its operating bank accounts, $230,007,324 in securities held in the Trust Account to be used for a Business Combination or to repurchase or redeem its common stock in connection therewith and working capital of $695,718, which excludes franchise and income taxes payable as such amounts can be paid from the interest earned in the Trust Account.

Until the consummation of a Business Combination, the Company will be using the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination.

The Company will need to raise additional capital through loans or additional investments from its Sponsor, stockholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern through one year and one day from the date of issuance of these financial statements. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants (as defined in Note 8) and Private Placement Warrants issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”).

In connection with the audit of the Company’s financial statements for the period ended December 31, 2020, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management and after discussion with the Company’s independent registered public accounting firm, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, the Company’s audit committee, in consultation with management and after discussion with the Company’s independent registered public accounting firm, concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25.

As a result of the above, the Company should have classified the warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.

The Company’s accounting for the Warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The following tables summarize the effect of the restatement on each financial statement line item as of the dates, and for the period, indicated:

	As Previously Reported	Adjustment	As Restated
Balance Sheet as of September 14, 2020 (Audited)
Warrant liabilities	$—	$16,109,000	$16,109,000
Total liabilities	8,462,795	16,109,000	24,571,795
Class A common stock subject to possible redemption	218,567,400	(16,109,000)	202,458,400
Class A common stock	114	161	275
Additional paid-in capital	4,999,966	580,358	5,580,324
Accumulated deficit	(646)	(580,529)	(581,175)

Balance Sheet as of September 30, 2020 (Unaudited)
Warrant liabilities	$—	$16,471,000	$16,471,000
Total liabilities	8,231,430	16,471,000	24,702,430
Class A common stock subject to possible redemption	218,532,990	(16,471,000)	202,061,990
Class A common stock	115	165	280
Additional paid-in capital	5,034,375	942,364	5,976,739
Accumulated deficit	(35,063)	(942,529)	(977,592)
Total stockholders’ equity	5,000,002	—	5,000,002

Balance Sheet as of December 31, 2020 (Audited)
Warrant liabilities	$—	$23,366,000	$23,366,000
Total liabilities	9,076,098	23,366,000	32,442,098
Class A common stock subject to possible redemption	217,534,410	(23,366,000)	194,168,410
Class A common stock	125	233	358
Additional paid-in capital	6,032,945	7,837,296	13,870,241
Accumulated deficit	(1,033,642)	(7,837,529)	(8,871,171)
Total stockholders’ equity	5,000,003	—	5,000,003

Statement of Operations for the Period From May 29, 2020 (Inception) through September 30, 2020 (Unaudited)
Other income (expense), net
Interest earned on marketable securities in Trust Account	$200	$—	$200
Change in fair value of Warrants	—	(362,000)	(362,000)
Transaction costs attributable to Warrants	—	(580,529)	(580,529)
Other income (expense), net	200	(942,529)	(942,329)
Net loss	(35,063)	(942,529)	(977,592)
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	21,856,740	(1,610,900)	20,245,840
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	5,283,104	240,883	5,523,987
Basic and diluted net loss per share, Non-redeemable common stock	$(0.01)	$(0.17)	$(0.18)

Statement of Operations for the Period From May 29, 2020 (Inception) through December 31, 2020 (Audited)
Other income (expense), net
Interest earned on marketable securities in Trust Account	$7,324	$—	$7,324
Change in fair value of Warrants	—	(7,257,000)	(7,257,000)
Transaction costs attributable to Warrants	—	(580,529)	(580,529)
Other income (expense), net	7,324	(7,837,529)	(7,830,205)
Net loss	(1,033,642)	(7,837,529)	(8,871,171)
Basic and diluted weighted average shares outstanding, Class A common stock subject to possible redemption	21,853,909	(1,641,837)	20,212,072
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	6,029,089	890,993	6,920,082
Basic and diluted net loss per share, Non-redeemable common stock	$(0.17)	$(1.11)	$(1.28)

Statement of Cash Flows for the Period From May 29, 2020 (Inception) through September 30, 2020
Cash Flows from Operating Activities
Net loss	$(35,063)	$(942,529)	$(977,592)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liabilities	—	(362,000)	(362,000)
Transaction costs attributable to Warrants	—	(580,529)	(580,529)
Non-Cash investing and financing activities:
Initial classification of Class A common stock subject to possible redemption	218,567,400	(16,109,000)	202,458,400
Initial measurement of warrants issued in connection with the Initial Public Offering accounted for as liabilities	—	16,109,000	16,109,000
Additional non-cash activity:
Change in value of Class A common stock subject to redemption	$(34,410)	$(362,000)	$(396,410)

Statement of Cash Flows for the Period From May 29, 2020 (Inception) through December 31, 2020 (Audited)
Cash Flows from Operating Activities:
Net loss	$(1,033,642)	$(7,837,529)	$(8,871,171)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	—	(7,257,000)	(7,257,000)
Transaction costs attributable to Warrants	—	(580,529)	(580,529)
Non-Cash Investing and Financing Activities:
Initial classification of Class A common stock subject to possible redemption	218,567,400	(16,109,000)	202,458,400
Initial measurement of warrants issued in connection with the Initial Public Offering accounted for as liabilities	—	16,109,000	16,109,000
Additional non-cash activity:
Change in value of Class A common stock subject to redemption	$(1,032,990)	$(7,257,000)	$(8,289,990)

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or to provide a supplement to the auditor’s report providing additional information about the audit and the financial statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020.

Marketable Securities Held in Trust Account

At December 31, 2020, substantially all of the assets held in the Trust Account were held in money market funds which are invested primarily in U.S. Treasury Securities.

Warrant Liability

The Company evaluated the Public Warrants and Private Placement Warrants (collectively, “Warrants”, which are discussed in Note 4, Note 5, Note 8 and Note 10) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are recorded as derivative liabilities on the Balance Sheet and measured at fair value at inception (on the date of the IPO) and at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Statement of Operations in the period of change.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Components of Equity

Upon the IPO, the Company issued Class A common stock and Warrants. The Company allocated the proceeds received from the issuance using the with-and-without method. Under that method, the Company first allocated the proceeds to the Warrants based on their initial fair value measurement of $16,109,000 and then allocated the remaining proceeds, net of underwriting discounts and offering costs of $8,456,945, to the Class A common stock. A portion of the 23,000,000 Class A common stock are presented within temporary equity, as certain shares are subject to redemption upon the occurrence of events not solely within the Company’s control.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

On March 27, 2020, the CARES Act was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. Given the Company’s full valuation allowance position and capitalization of all costs, the CARES Act did not have an impact on the financial statements.

Net Loss Per Common Share

Net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture. The Company has not considered the effect of the warrants sold in the Initial Public Offering and private placement to purchase an aggregate of 18,100,000 shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for Class A Common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per share, basic and diluted, for Class A and B Common shares not subject to redemption is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to Common stock subject to possible redemption, by the weighted average number of Class A and B Common shares not subject to redemption outstanding for the period.

Class A and B Common shares not subject to redemption includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

For the Period From May 29, 2020 (Inception) through December 31, 2020
Class A Common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$7,324
Less: interest available to be withdrawn for payment of taxes	(7,324)

Net income allocable to Class A Common Stock subject to possible redemption	$—
Denominator: Weighted Average Class A Common stock subject to possible redemption	20,212,072

Basic and diluted net income per share	$0.00

Class A and B Common stock not subject to redemption
Numerator: Net Loss minus Net Earnings
Net loss	$(8,871,171)
Net income allocable to Class A Common stock subject to possible redemption	—

Non-Redeemable Net Loss	$(8,871,171)

Denominator: Weighted Average Non-Redeemable Common Stock
Basic and diluted weighted average shares outstanding, Class A and B Common stock not subject to redemption	6,920,082

Basic and diluted net loss per share, Class A and B Common stock not subject to redemption	$(1.28)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The Company has not experienced losses on this account.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheet, primarily due to their short-term nature.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 4. PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 23,000,000 Units, which includes the full exercise by the underwriter of its option to purchase an additional 3,000,000 Units, at a purchase price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 8).

NOTE 5. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 6,600,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant for an aggregate purchase price of $6,600,000. Each Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share. The proceeds from the Private Placement Warrants were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds of the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. There will be no redemption rights or liquidating distributions from the Trust Account with respect to the Private Placement Warrants.

NOTE 6. RELATED PARTY TRANSACTIONS

Founder Shares

On June 16, 2020, the Sponsor purchased 5,750,000 shares of the Company’s Class B common stock (the “Founder Shares”) for an aggregate price of $25,000. The Founder Shares included an aggregate of up to 750,000 shares subject to forfeiture to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the Sponsor would own, on an as-converted basis, 20% of the Company’s issued and outstanding shares after the Initial Public Offering. As a result of the underwriter’s election to fully exercise its over-allotment option, 750,000 Founder Shares are no longer subject to forfeiture.

The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of its Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination or (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Support Agreement

The Company entered into an agreement, commencing on September 9, 2020 through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay the Sponsor a total of $10,000 per month for office space, and administrative support services. For the period from May 29, 2020 (inception) through December 31, 2020, the Company incurred and paid $40,000 in fees for these services.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Promissory Note — Related Party

On June 16, 2020, the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Promissory Note”). The Promissory Note was non-interest bearing and payable on the earlier of January 31, 2021 or the completion of the Initial Public Offering. On September 16, 2020, the Company paid the outstanding balance due of $119,156 under the Promissory Note.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into warrants at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants.

NOTE 7. COMMITMENTS

Registration Rights

Pursuant to a registration rights agreement entered into on September 9, 2020, the holders of the Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter is entitled to a deferred fee of $0.35 per Unit, or $8,050,000 in the aggregate. The deferred fee will be waived by the underwriter in the event that the Company does not complete a Business Combination, subject to the terms of the underwriting agreement.

NOTE 8. STOCKHOLDERS’ EQUITY

Preferred Stock— The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no shares of preferred stock issued or outstanding.

Class A Common Stock— The Company is authorized to issue 100,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2020, there were 3,853,159 shares of Class A common stock issued and outstanding, excluding 19,416,841 shares of Class A common stock subject to possible redemption

Class B Common Stock— The Company is authorized to issue 10,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2020, there were 5,750,000 shares of Class B common stock issued and outstanding.

Holders of Class B common stock will have the right to elect all of the Company’s directors prior to a Business Combination. Holders of Class A common stock and Class B common stock will vote together as a single class on all other matters submitted to a vote of stockholders except as required by law.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The shares of Class B common stock will automatically convert into shares of Class A common stock on the first business day following the completion of a Business Combination at a ratio such that the number of shares of Class A common stock issuable upon conversion of all Founder shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of shares of the Company’s common stock issued and outstanding upon completion of Initial Public Offering, plus (ii) the sum of (a) all shares of the Company’s common stock issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or deemed issued by the Company in connection with or in relation to the completion of a Business Combination, excluding (1) any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any (2) Private Placement Warrants issued to the Sponsor or any of its affiliates upon conversion of Working Capital Loans minus (b) the number of Public Shares redeemed by public stockholders in connection with a Business Combination.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A common stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless the share of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.

The Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of a Business Combination, the Company will use its commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the issuance of the shares of Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. In addition, if the Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of the Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company elects to do so, the Company will not be required to file or maintain in effect a registration statement, but it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $18.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the reported last reported sale price of the Class A common stock for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like).

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00. Once the Public Warrants become exercisable, the Company may redeem the Public Warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value of the Class A common stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted); and

•

if the Reference Value is less than $18.00 per share (as adjusted), the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding Public Warrants, as described above.

If and when the Public Warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the Public Warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

NOTE 9. INCOME TAX

The Company’s net deferred tax assets is as follows:

December 31, 2020
Deferred tax assets
Start-up Costs	$193,691
Net operating loss carryforward	23,374

Total deferred tax assets	217,065
Valuation Allowance	(217,065)

Deferred tax assets, net of allowance	$—

The income tax provision consists of the following:

For the Period from May 29, 2020 (Inception) Through December 31, 2020
Federal
Current	$—
Deferred	(217,065)
State and Local
Current	—
Deferred	—
Change in valuation allowance	217,065

Income tax provision	$—

As of December 31, 2020, the Company had $111,305 of U.S. federal net operating loss carryovers available to offset future taxable income which have an indefinite life.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from May 29, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $217,065.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

December 31, 2020
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in fair value of Warrants (see Note 2)	(17.2%)
Transaction costs attributable to Warrants	(1.4%)
Valuation allowance	(2.4%)

Income tax provision	0.0%

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities. The Company considers Virginia to be a significant state tax jurisdiction.

NOTE 10. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2020
Assets:
Marketable securities held in Trust Account(1)	1	$230,007,324
Liabilities:
Private Placement Warrants(2)	2	$8,646,000
Public Warrants(2)	1	$14,720,000

(1)	The fair value of the marketable securities held in Trust account approximates the carrying amount primarily due to their short-term nature.
(2)	Measured at fair value on a recurring basis.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Warrants

The Warrants are accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Balance Sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the Statement of Operations.

Initial Measurement

The Company established the initial fair value for the Warrants on September 14, 2020, the date of the Company’s Initial Public Offering, using a Monte Carlo simulation model for the Private Placement Warrants and the Public Warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one share of Class A common stock and one-half of one Public Warrant), (ii) the sale of Private Placement Warrants, and (iii) the issuance of Class B common stock, first to the Warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Class A common stock subject to possible redemption (temporary equity), Class A common stock (permanent equity) and Class B common stock (permanent equity) based on their relative fair values at the initial measurement date. The Warrants were classified as Level 3 at the initial measurement date due to the use of unobservable inputs.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

The key inputs into the Monte Carlo simulation model for the Private Placement Warrants and Public Warrants were as follows at initial measurement:

Input	September 14, 2020 (Initial Measurement)
Risk-free interest rate	0.4%
Expected term (years)	1
Expected volatility	16.5%
Exercise price	$11.50
Fair value of Units	$10.01

The Company’s use of a Monte Carlo simulation model required the use of subjective assumptions:

•

The risk-free interest rate assumption was based on the five-year U.S. Treasury rate, which was commensurate with the contractual term of the Warrants, which expire on the earlier of (i) five years after the completion of the initial business combination and (ii) upon redemption or liquidation. An increase in the risk-free interest rate, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•

The expected term was determined to be one year, as the Warrants become exercisable on the later of (i) 30 days after the completion of a business combination and (ii) 12 months from the Initial Public Offering date. An increase in the expected term, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•

The expected volatility assumption was based on the implied volatility from a set of comparable publicly-traded warrants as determined based on the size and proximity of other similar business combinations. An increase in the expected volatility, in isolation, would result in an increase in the fair value measurement of the warrant liabilities and vice versa.

•

The fair value of the Units, which each consist of one share of Class A common stock and one-half of one Public Warrant, represents the closing price on the measurement date as observed from the ticker NSH.U.

Based on the applied volatility assumption and the expected term to a business combination noted above, the Company determined that the risk-neutral probability of exceeding the $18.00 redemption value by the start of the exercise period for the Warrants resulted in a nominal difference in value between the Public Warrants and Private Placement Warrants across the valuation dates utilized in the Monte Carlo simulation model. Therefore, the resulting valuations for the two classes of Warrants were determined to be equal. On September 14, 2020, the Private Placement Warrants and Public Warrants were determined to have aggregate values of $5.9 million and $10.2 million, respectively.

Subsequent Measurement

The Warrants are measured at fair value on a recurring basis. The subsequent measurement of the Public Warrants as of December 31, 2020 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker NSH.WS. As the transfer of Private Placement Warrants to anyone outside of a small group of individuals who are permitted transferees would result in the Private Placement Warrants having substantially the same terms as the Public Warrants, the Company determined that the fair value of each Private Placement Warrant is equivalent to that of each Public Warrant, with an insignificant adjustment for short-term marketability restrictions. As such, the Private Placement Warrants are classified as Level 2.

NAVSIGHT HOLDINGS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

As of December 31, 2020, the aggregate values of the Private Placement Warrants and Public Warrants were $8.6 million and $14.7 million, respectively.

The following table presents the changes in the fair value of warrant liabilities:

	Private Placement	Public	Warrant Liabilities
Fair value as of May 29, 2020	$—	$—	$—
Initial measurement on September 14, 2020	5,899,000	10,210,000	16,109,000
Change in valuation inputs or other assumptions(1)(2)	2,747,000	4,510,000	7,257,000

Fair value as of December 31, 2020	$8,646,000	$14,720,000	$23,366,000

(1)	Changes in valuation inputs or other assumptions are recognized in change in fair value of warrant liabilities in the Statement of Operations.
(2)

Due to the use of quoted prices in an active market (Level 1) and the use of observable inputs for similar assets or liabilities (Level 2) to measure the fair values of the Public Warrants and Private Placement Warrants, respectively, subsequent to initial measurement, the Company had transfers out of Level 3 totaling $10.2 million during the period from September 14, 2020 through December 31, 2020.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On February 28, 2021, the Company entered into a Business Combination Agreement (the “Transaction Agreement”) by and among the Company, Merger Sub, Spire, and certain of Spire’s stockholders (the “Founders”). Merger Sub will be merged with and into Spire (the “Merger” and together with the other transactions contemplated by the Transaction Agreement, the “Transactions”), with Spire surviving the Merger. As a result of the Transactions, as further described below, it is expected that the equityholders of Spire, as of immediately prior to the Merger, will hold approximately 65.7% of the fully diluted outstanding equity interests of the Company.

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the Company, Merger Sub, Spire or the holders of any of Spire’s securities, each share of outstanding capital stock of Spire (the “Company Capital Stock”) will be canceled and converted into (i) the right to receive at Closing the number of shares of the Company Class A Common Stock (the “Company Class A Common Stock”) based on the pro rata portion applicable to such share of Company Capital Stock, of an aggregate purchase price of approximately $1.1 billion, and (ii) the contingent “earn-out” right to receive a pro rata portion of up to 8,000,000 shares of the Company Class A Common Stock in the aggregate based on the achievement of certain trading price targets following the Closing, which amount of “earn-out” shares will be adjusted based on a formula set forth in the Transaction Agreement to reflect a portion of the value of such “earn-out” shares allocated to holders of Company options assumed by the Company in the Merger.

The Transaction Agreement contains customary representations and warranties of the parties, thereto and the closing is subject to certain conditions as further described in the Transaction Agreement.

ANNEX A

BUSINESS COMBINATION AGREEMENT

by and among

NAVSIGHT HOLDINGS, INC.,

NAVSIGHT MERGER SUB INC.,

SPIRE GLOBAL, INC.,

and

PETER PLATZER, THERESA CONDOR, JOEL SPARK, and JEROEN CAPPAERT,

dated as of

February 28, 2021

i

ii

iii

EXHIBITS

Exhibit A    –    Form of SPAC A&R Charter

Exhibit B    –    Form of SPAC A&R Bylaws

Exhibit C    –    Form of Company Stockholder Written Consent

Exhibit D    –    Form of Certificate of Merger

Exhibit E    –    Form of Letter of Transmittal

Exhibit F    –    Form of Incentive Plan

Exhibit G    –    Form of Employee Stock Purchase Plan

iv

BUSINESS COMBINATION AGREEMENT

THIS BUSINESS COMBINATION AGREEMENT (this “Agreement”) is made and entered into as of February 28, 2021, by and among NavSight Holdings, Inc., a Delaware corporation (“SPAC”), NavSight Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Spire Global, Inc., a Delaware corporation (the “Company”), and Peter Platzer, Theresa Condor, Joel Spark, and Jeroen Cappaert (the “Founders”). SPAC, Merger Sub, and the Company are collectively referred to herein as the “Parties” and individually as a “Party.” Capitalized terms used and not otherwise defined herein have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, SPAC is a blank check company incorporated in the State of Delaware and formed to acquire one or more operating businesses through a Business Combination (as defined in the Certificate of Incorporation);

WHEREAS, Merger Sub is, as of the date hereof, a wholly owned Subsidiary of SPAC that was formed for the purpose of consummating the transactions contemplated by this Agreement and the Transaction Agreements;

WHEREAS, on the Closing Date, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company (the “Surviving Company”) and a wholly owned Subsidiary of SPAC, on the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (i) determined that it is in the best interests of SPAC and the stockholders of SPAC, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL, (ii) approved this Agreement, the Transaction Agreements and the Transactions, including the Merger, in accordance with the DGCL and (iii) adopted a resolution recommending that the plan of merger set forth in this Agreement be adopted by the Pre-Closing SPAC Holders;

WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Transaction Agreements and the Transactions, including the Merger, in accordance with the DGCL;

WHEREAS, SPAC, in its capacity as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve this Agreement, the Transaction Agreements, and the Transactions, including the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL, (ii) approved this Agreement, the Transaction Agreements and the Transactions, including the Merger, in accordance with the DGCL and (iii) adopted a resolution recommending that the plan of merger set forth in this Agreement be adopted by the stockholders of the Company (the “Company Board Approval”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company have entered into one or more Voting and Support Agreements (each, a “Support Agreement”) pursuant to which, inter alia, such stockholders have agreed to vote all of their respective shares of Company Capital Stock in favor of approving this Agreement;

WHEREAS, concurrently with the execution of this Agreement, the Company and SPAC are entering into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”) pursuant to which, among other things, the PIPE Investors have agreed to subscribe for, and SPAC has agreed to issue to the PIPE Investors, 24,500,000 shares of SPAC Class A Common Stock in exchange for an aggregate purchase price of $245,000,000 (the “PIPE Investment Amount”) on the Closing Date immediately prior to the Effective Time, on the terms and subject to the conditions set forth in the Subscription Agreements (the “PIPE Investment”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain stockholders of SPAC have entered into one or more Voting and Non-Redemption Agreements (each, a “Voting and Non-Redemption Agreement”) pursuant to which, inter alia, such stockholders have agreed (a) not to redeem or transfer all or any portion of their respective SPAC Common Stock and (b) to vote all of their respective shares of SPAC Common Stock in favor of the SPAC Stockholder Matters;

WHEREAS, concurrently with the execution and delivery of this Agreement, Sponsors, SPAC and the certain affiliate stockholders of the Company have entered into an Investor Rights Agreement (the “Investor Rights Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, each of the Sponsors has executed and delivered to the Company that certain waiver pursuant to which, in connection with the Transactions, such Sponsors have agreed to waive certain of the anti-dilution rights in respect of shares of SPAC Common Stock held by such Sponsors (the “Waiver Agreement”);

WHEREAS, immediately following the Closing, the Certificate of Incorporation shall be amended and restated in the form of Exhibit A attached hereto (with such changes as may be mutually agreed between the Company and SPAC, the “SPAC A&R Charter”) and the bylaws of SPAC shall be amended and restated in the form of Exhibit B attached hereto (with such changes as may be mutually agreed between the Company and SPAC, the “SPAC A&R Bylaws”); and

WHEREAS, each of the Parties and the Founders intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) the Merger, or, if applicable, the Alternative Transaction Structure, shall be treated as a transaction that qualifies as a tax-free reorganization under Section 368(a)(1)(A) of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties and the Founders hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01    Definitions. For purposes of this Agreement, the following capitalized terms have the following meanings:

“2019 Notes” means any Company Notes issued pursuant to the Note Purchase Agreement, dated July 29, 2019 by and among the Company and the Investors listed on Schedule I thereto (as amended from time to time).

“2021 Notes” means any Company Notes issued pursuant to the Note Purchase Agreement, dated January 19, 2021 by and among the Company and the Investors listed on Schedule I thereto (as amended from time to time).

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality provisions on terms no less favorable in any material respect to the Company than those contained in the Confidentiality Agreement, except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the counterparty to ensure the confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements, and except for such changes reasonably necessary to reflect that the counterparty to such Acceptable Confidentiality Agreement is not a “special purpose acquisition company”.

“Action” means any claim, action, suit, assessment, arbitration or legal, judicial or administrative proceeding (whether at law or in equity) or arbitration by or before a Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreement” has the meaning specified in the preamble hereto.

“Aggregate PIPE Proceeds” means the cash proceeds actually received by SPAC in respect of the PIPE Investment and held in a bank account owned and controlled by SPAC on the Closing Date.

“Allocation Statement” has the meaning specified in Section 3.02.

“Alternative Transaction Structure” has the meaning specified in Section 8.07(b).

“Anti-Corruption Laws” means any applicable Laws, regulations, or orders relating to antibribery, money laundering, or anti-corruption (governmental or commercial), including without limitation, the U.S. Foreign Corrupt Practices Act (as amended), the U.K. Bribery Act (as amended), and all national and international Laws enacted to implement the OECD Convention on Combatting Bribery of Foreign Officials in International Business Transactions.

“Assumed Option” has the meaning specified in Section 2.05(e).

“Audited Financial Statements” has the meaning specified in Section 6.05.

“Available Closing SPAC Cash” means the sum of (a) all amounts in the Trust Account, after reduction for the aggregate amount of payments required to be made in connection with the SPAC Stockholder Redemption, and (b) the Aggregate PIPE Proceeds.

“Business Combination Proposal” has the meaning specified in the definition of SPAC Stockholder Matters.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Certificate of Incorporation” means the restated certificate of incorporation of SPAC, filed with the Secretary of State of the State of Delaware on September 9, 2020, as in effect on the date hereof.

“Certificate of Merger” has the meaning specified in Section 2.01(b).

“Change of Control” shall mean the occurrence of any transaction or series of related transactions the result of which is: (x) the acquisition by any Person or “group” (as defined in the Exchange Act) of Persons of direct or indirect beneficial ownership of securities representing 50% or more of the combined voting power of the then outstanding securities of SPAC; (y) a merger, consolidation, reorganization or other business combination, however effected, resulting in any Person or “group” (as defined in the Exchange Act) of Persons acquiring at least 50% of the combined voting power of the then outstanding securities of SPAC or the surviving Person outstanding immediately after such combination (other than, in the case of the foregoing clauses (x) and (y), any transaction in which shares of capital stock of SPAC outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such transaction, at least a majority, by voting power, of the capital stock or other equity interests, as applicable, of SPAC, the surviving or successor company, or any direct or indirect parent entity of SPAC or the surviving or successor company, as applicable); or (z) a sale of all or substantially all of the assets of SPAC and its Subsidiaries on a consolidated basis (based on the fair market value thereof), except where such sale is to a wholly owned Subsidiary of SPAC.

“Closing” has the meaning specified in Section 3.01.

“Closing Date” has the meaning specified in Section 3.01.

“Closing Share Consideration” means 110,500,000 shares of SPAC Common Stock.

“COBRA” has the meaning specified in Section 4.13(e).

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Act” has the meaning specified in Section 4.28(a).

“Communications Authorizations” has the meaning specified in Section 4.28(c).

“Company” has the meaning specified in the preamble hereto.

“Company Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than SPAC, Merger Sub or their respective Affiliates) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Group Companies, taken as a whole, (b) any direct or indirect acquisition of twenty percent (20%) or more of the consolidated assets of the Group Companies, taken as a whole (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (c) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of twenty percent (20%) or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes twenty percent (20%) or more of the net revenues, net income or assets of the Group Companies, taken as a whole) or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of twenty percent (20%) or more of the total voting power of the equity securities of the Company.

“Company Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other employment, compensation, bonus, stock option, compensatory equity purchase, phantom equity, equity appreciation rights, other compensatory equity-based, profit sharing, savings, health, life, disability, incentive compensation, deferred compensation, retirement, pension, severance, retention, change in control compensation, or fringe benefit plan, arrangement, program or agreement that is maintained, administered or contributed to by the Company or its Subsidiaries for the benefit of either’s current or former employees, officers, directors or consultants or by virtue of such foregoing individual(s) their dependents or with respect to which the Company or its Subsidiaries has or could have any liability.

“Company Board” has the meaning specified in the Recitals.

“Company Board Approval” has the meaning specified in the Recitals.

“Company Board Recommendation” has the meaning specified in Section 8.04(c).

“Company Capital Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Certificate of Incorporation” means the restated certificate of incorporation of the Company, filed with the Secretary of State of the State of Delaware on July 26, 2019, as in effect on the date hereof.

“Company Change in Recommendation” has the meaning specified in Section 8.05(c).

“Company Common Stock” means common stock, par value $0.0001 per share, of the Company.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Minimum Holders” means the holders of (a) at least a majority of the outstanding shares of Company Capital Stock, voting together on an as converted to Company Common Stock basis, and (b) at least a majority of the outstanding shares of Company Preferred Stock, voting together on an as converted to Company Common Stock basis.

“Company Note” means a promissory note that is convertible into shares of Company Capital Stock.

“Company Notice Period” has the meaning specified in Section 8.05(d).

“Company Option” means an option to purchase shares of Company Capital Stock.

“Company Organizational Documents” means the Company Certificate of Incorporation and the bylaws of the Company, in each case as amended and in effect on the date hereof.

“Company Preferred Stock” means, collectively, the Series A Preferred Stock, the Series B Preferred Stock, and the Series C Preferred Stock.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article IV this Agreement, as qualified by the Schedules.

“Company Securityholders” means Company Stockholders and Optionholders as of immediately prior to the Effective Time (including, for the avoidance of doubt, after giving effect to the conversion of Company Warrants and Company Notes pursuant to Section 2.05(f) and Section 2.05(g), as applicable).

“Company Specified Representations” has the meaning specified in Section 9.02(a)(i).

“Company Stockholder Written Consent” means a written consent, in substantially the form attached hereto as Exhibit C, with such changes as may be mutually agreed between the Company and SPAC.

“Company Stockholders” means the holders of shares of Company Capital Stock.

“Company Subsidiaries” has the meaning set forth in Section 4.01.

“Company Subsidiary Securities” has the meaning specified in Section 4.07(b).

“Company Warrant” means a warrant to purchase shares of Company Capital Stock.

“Confidentiality Agreement” has the meaning specified in Section 11.09.

“Contracts” means any written, legally binding contracts, agreements, subcontracts, leases, purchase orders, arrangements, and understandings.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act.

“DGCL” has the meaning specified in the Recitals.

“DPA” has the meaning specified in Section 5.18.

“Dissenting Shares” has the meaning specified in Section 2.07(a).

“Earnout Consideration” has the meaning specified in Section 2.08(a).

“Earnout Period” means the period of time commencing on the date hereof and continuing until the date that is the five (5)-year anniversary of the Closing Date.

“Earnout Shares Discount Factor” means a percentage, determined by the Company, in good faith, prior to the Closing.

“Earnout Shares Allocation Ratio” means the of quotient of (i) the sum of (A) the Earnout Shares Allocation Number plus (B) (x) the Fully-Diluted Share Number minus the Earnout Shares Allocation Number multiplied by (y) one (1) minus the Earnout Shares Discount Factor, divided by (ii) the Fully-Diluted Share Number.

“Earnout Shares Allocation Number” means, (a) the aggregate number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time, plus, (b) the number of shares of Company Capital stock issuable upon exercise of all Company Warrants outstanding as of immediately prior to the Effective Time, calculated on as-converted basis, plus, (c) the number of shares of Company Capital Stock issuable upon conversion of the 2019 Notes and the 2021 Notes, in each case, outstanding as of immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any 2019 Notes or 2021 Notes which are Repaid Indebtedness), calculated on an as-converted basis; provided, that the Earnout Shares Allocation Number shall exclude any shares of Company Capital Stock (or shares of Company Capital Stock issued upon exercise or conversion of securities convertible into or exercisable for Company Capital Stock), issued in any Pre-Closing Financing (including any Permitted Debt Financing).

“Effective Time” has the meaning specified in Section 2.01(b).

“Employee Stock Purchase Plan Proposal” has the meaning specified in the definition of SPAC Stockholder Matters.

“Enforceability Exceptions” has the meaning specified in Section 4.03.

“Environmental Laws” means any and all applicable Laws governing Environmental Matters, as the same have been or may be amended from time to time, including any common law cause of action providing any right or remedy relating to Environmental Matters, and all applicable judicial and administrative decisions, orders and decrees relating to Environmental Matters.

“Environmental Matter” means any matter arising out of, relating to, or resulting from pollution, contamination, protection of the environment, sanitation, and any matters relating to emissions, discharges, disseminations, releases or threatened releases, of Hazardous Materials into the air (indoor and outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or otherwise arising out of, relating to, or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, handling, release or threatened release of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means a corporation which is or was at any time a member of a controlled group of corporations with the Company or its Subsidiaries within the meaning of Code Section 414(b), a trade or business which is or was under common control with the Company or its Subsidiaries within the meaning of Code Section 414(c), or a member of an affiliated service group with the Company or its Subsidiaries within the meaning of Code Sections 414(m) or (o).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means American Stock Transfer & Trust Company, a New York corporation.

“Exchange Fund” has the meaning specified in Section 3.03.

“Excluded Shares” has the meaning specified in Section 2.05(b).

“Expense Reimbursement” has the meaning specified in Section 10.03.

“Extended Termination Date” has the meaning specified in Section 10.01(d).

“FCC” means the Federal Communications Commission.

“FCC Authorizations” has the meaning specified in Section 4.28(a).

“FCC Law” has the meaning specified in Section 4.28(a).

“Financial Statements” has the meaning specified in Section 4.08(a).

“Founder Majority in Interest” has the meaning specified in Section 11.03.

“Founders” has the meaning specified in the Preamble.

“Fraud” means common law fraud under the Laws of the State of Delaware in connection with the Transactions.

“Fully-Diluted Share Number” means, without duplication, (a) the aggregate number of shares of Company Capital Stock outstanding as of immediately prior to the Effective Time, plus (b) the number of shares of Company Capital Stock issuable upon exercise of all Company Warrants outstanding as of immediately prior to the Effective Time, plus (c) the number of shares of Company Capital stock issuable upon conversion of the 2019 Notes and the 2021 Notes, in each case, outstanding as of immediately prior to the Effective Time (and excluding, for the avoidance of doubt, any 2019 Notes or 2021 Notes which are Repaid Indebtedness), calculated on an as-converted basis, plus (d) the aggregate number of shares of Company Common Stock issuable upon the full exercise of all Vested Company Options that are outstanding as of immediately prior to the Effective Time; provided, that the Fully-Diluted Share Number shall exclude any shares of Company Capital Stock (or shares of Company Capital Stock issued upon exercise or conversion of securities convertible into or exercisable for Company Capital Stock), issued in any Pre-Closing Financing (including any Permitted Debt Financing).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governing Document Proposal” has the meaning specified in the definition of SPAC Stockholder Matters.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Government Bid” means any bid, offer or proposal made by the Company or its Subsidiaries which, if accepted or successful, would result in a material Government Contract.

“Government Contract” means any material prime contract, subcontract, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between the Company or its Subsidiaries, on the one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor with respect to any Contract of a type described in clauses (i) or (ii) above, on the other hand. A task, purchase, or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Companies” has the meaning specified in Section 4.01.

“Hazardous Material” means material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws, including petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Incentive Plan” has the meaning specified in Section 8.02.

“Incentive Plan Proposal” has the meaning specified in the definition of SPAC Stockholder Matters.

“Income Tax” means any Tax imposed upon or measured by net income or gain (however denominated).

“Indebtedness” means, with respect to any Person, without duplication, (i) all indebtedness for borrowed money of such Person or indebtedness issued by such Person in substitution or exchange for borrowed money, (ii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt security (including any interest rate swaps, collars, caps and similar hedging obligations), (iii) all obligations as lessee that are required to be capitalized in accordance with GAAP, (iv) all obligations created or arising under any conditional sale, earn out or other arrangement for the deferral of purchase price of any property (but excluding any trade payables arising in the ordinary course of business), (v) all obligations under letters of credit, banker’s acceptances, performance bonds, surety bonds or similar credit transactions, in each case, solely to the extent drawn, and (vi) all obligations of the type referred to in clauses (i) - (v) of this definition of any other Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including any guarantee of such obligations. Notwithstanding anything to the contrary contained herein, “Indebtedness” of any Person shall not include any item that would otherwise constitute “Indebtedness” of such Person that is an obligation between such Person and any wholly owned Subsidiary of such Person or between any two or more wholly owned Subsidiaries of such Person.

“Intellectual Property” means all intellectual property rights created, arising, or protected under applicable Law, including all: (i) patents and patent applications, (ii) trademarks, service marks and trade names, (iii) copyrights, (iv) internet domain names and (v) trade secrets.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 6.01.

“International Communications Authorizations” has the meaning specified in Section 4.28(c).

“Investor Rights Agreement” has the meaning specified in the Recitals hereto.

“IT Systems” means all computer systems, servers, network equipment and other computer hardware used by the Company or its Subsidiaries in the conduct of the business of the Group Companies.

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased or subleased by the Company or its Subsidiaries.

“Leases” means all Contracts (including all material modifications, amendments, guarantees, supplements, waivers and side letters thereto) pursuant to which the Company or any of its Subsidiaries occupy (or have been granted an option to occupy) the Leased Real Property or is otherwise a party with respect to the Leased Real Property.

“Letter of Transmittal” has the meaning specified in Section 2.06(a).

“Level 1 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the product of (i) Two Million (2,000,000) shares of SPAC Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing), multiplied by (ii) the Earnout Shares Allocation Ratio.

“Level 1 Milestone” means that the VWAP of a share of SPAC Class A Common Stock equals or exceeds Thirteen Dollars ($13.00) for twenty (20) Trading Days in any thirty (30) consecutive Trading Day period during the Earnout Period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing).

“Level 2 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the product of (i) Two Million (2,000,000) shares of SPAC Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing), multiplied by (ii) the Earnout Shares Allocation Ratio.

“Level 2 Milestone” means that the VWAP of a share of SPAC Class A Common Stock equals or exceeds Sixteen Dollars ($16.00) for twenty (20) Trading Days in any thirty (30) consecutive Trading Day period during the Earnout Period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing).

“Level 3 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the product of (i) Two Million (2,000,000) shares of SPAC Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing), multiplied by (ii) the Earnout Shares Allocation Ratio.

“Level 3 Milestone” means that the VWAP of a share of SPAC Class A Common Stock equals or exceeds Nineteen Dollars ($19.00) for twenty (20) Trading Days in any thirty (30) consecutive Trading Day period during the Earnout Period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing).

“Level 4 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the product of (i) Two Million (2,000,000) shares of SPAC Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing), multiplied by (ii) the Earnout Shares Allocation Ratio.

“Level 4 Milestone” means that the VWAP of a share of SPAC Class A Common Stock equals or exceeds Twenty-Two Dollars ($22.00) for twenty (20) Trading Days in any thirty (30) consecutive Trading Day period during the Earnout Period (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to SPAC Class A Common Stock occurring on or after the Closing).

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest or other lien of any kind.

“Material Adverse Effect” means, with respect to the Group Companies, a material adverse effect on the business, results of operations or financial condition of the Group Companies, taken as a whole; provided, however, that in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on the business, results of operations or financial condition of the Group Companies, taken as a whole: (i) any change in applicable Laws or GAAP, or any interpretation thereof, (ii) any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (iii) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees, (iv) the compliance with the terms of this Agreement or the taking of any action required by this Agreement or at the express written request of SPAC, (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, act of God or other force majeure event, (vi) any national or international political or social conditions in countries in which, or in the proximate geographic region of which, the Company or its Subsidiaries operates, including the engagement by the United States or such other countries in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States or such other country, or any territories, possessions, or diplomatic or consular offices of the United States or such other countries or upon any United States or such other country military installation, equipment or personnel, (vii) any failure of the Group Companies, taken as a whole, to meet any projections, forecasts or budgets; provided, that clause (vii) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect), (viii) any changes to the industries in which the Group Companies operate, including the coming of new entrants or rising competitive pressures; and (ix) any global or national health emergency or epidemic, including COVID-19 or any COVID-19 Measures; provided that, in the case of clauses (i), (ii), (v), (vi), and (viii), such changes may be taken into account to the extent (but only to the extent) that such changes have had a disproportionate impact on the Group Companies, taken as a whole, as compared to other industry participants.

“Material Contracts” has the meaning specified in Section 4.12(a).

“Merger” has the meaning specified in the Recitals hereto.

“Merger Sub” has the meaning specified in the preamble hereto.

“Merger Sub Common Stock” means common stock, par value $0.0001 per share, of Merger Sub.

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended and in effect on the date hereof.

“Milestone Event” means the Level 1 Milestone, the Level 2 Milestone, the Level 3 Milestone or the Level 4 Milestone, as applicable.

“Most Recent Balance Sheet” has the meaning specified in Section 4.08(a).

“Newco” has the meaning specified in Section 8.07(b).

“Noteholder” means any holder of any outstanding Company Notes.

“NYSE Proposal” has the meaning specified in the definition of SPAC Stockholder Matters.

“OFAC” has the meaning specified in the definition of Sanctions and Export Control Laws.

“Option Exchange Ratio” means the sum of (a) the Per Share Closing Consideration plus (b) the product of (i) the quotient obtained by dividing (A) 8,000,000 by (B) the Fully-Diluted Share Number, multiplied by (ii) the Earnout Shares Discount Factor.

“Optionholder” means any holder of any outstanding Company Options.

“Party” has the meaning specified in the preamble hereto.

“Per Share Closing Consideration” means an amount equal to the Closing Share Consideration divided by the Fully-Diluted Share Number.

“Per Share Consideration” means the Per Share Closing Consideration plus the Per Share Earnout Consideration.

“Per Share Earnout Consideration” means, to the extent issuable by SPAC to Company Stockholders pursuant to Section 2.08, the Per Share Level 1 Earnout Consideration, the Per Share Level 2 Earnout Consideration, the Per Share Level 3 Earnout Consideration, and the Per Share Level 4 Earnout Consideration.

“Per Share Level 1 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the quotient of (i) the Level 1 Earnout Consideration, divided by (ii) the Earnout Shares Allocation Number.

“Per Share Level 2 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the quotient of (i) the Level 2 Earnout Consideration, divided by (ii) the Earnout Shares Allocation Number.

“Per Share Level 3 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the quotient of (i) the Level 3 Earnout Consideration, divided by (ii) the Earnout Shares Allocation Number.

“Per Share Level 4 Earnout Consideration” means a number of shares of SPAC Class A Common Stock equal to the quotient of (i) the Level 4 Earnout Consideration, divided by (ii) the Earnout Shares Allocation Number.

“Permits” has the meaning specified in Section 4.11(a).

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP, (iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, and (vi) Liens securing any Indebtedness of the Group Companies as of the date hereof.

“Permitted Debt Financing” means any investment in, or debt financing of, the Company by F.P. Credit Partners, L.P., or one or more of its Affiliates, in the aggregate principal amount of up to $70,000,000, including the sale or issuance of convertible debt securities of the Company.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means all information that is defined as “personal information,” “personal data,” “personally identifiable information,” “protected health information,” or any similar term under applicable Privacy Laws, including any such information that identifies, can be used to identify or is otherwise associated with an individual person or device, including: (a) names, addresses, telephone numbers, email address, financial information, financial account number, personal health information, drivers’ license numbers and government-issued identification numbers; and (b) Internet Protocol addresses, device identifiers or other persistent identifiers.

“PIPE Investment” has the meaning specified in the Recitals hereto.

“PIPE Investment Amount” has the meaning specified in the Recitals hereto.

“PIPE Investors” has the meaning specified in the Recitals hereto.

“Policies” has the meaning specified in Section 4.16.

“Pre-Closing Financing” means a transaction or series of transactions in which the Company issues shares of Company Capital Stock (or securities convertible into or exercisable for Company Capital Stock).

“Pre-Closing SPAC Holders” means the holders of shares of SPAC Common Stock as of any specified time prior to the Effective Time.

“Privacy Laws” means any and all applicable Laws, Contracts and self-regulatory guidelines (including of any applicable foreign jurisdiction) and industry standards (in the case of such guidelines and industry standards, to the extent binding on the Company or its Subsidiaries by Law or Contract or with which the Company or its Subsidiaries have represented compliance), in each case, with respect to privacy and data security and relating to the Company’s and its Subsidiaries’ receipt, collection, compilation, use, storage, processing, sharing, safeguarding, disposal, destruction, disclosure, transfer (including cross-border) or security (both technical and physical) of Personal Information, including, as applicable, the Federal Trade Commission Act, California Consumer Privacy Act, General Data Protection Regulation, Regulation 2016/679/EU on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and any and all applicable Laws relating to breach notification in connection with Personal Information.

“Private Warrants” means a warrant, issued pursuant to the Private Warrant Agreement, to acquire shares of SPAC Class A Common Stock.

“Private Warrant Agreement” means that certain Private Placement Warrants Purchase Agreement, dated September 9, 2020, by and between SPAC and Six4 Holdings, LLC.

“Public Warrants” means a warrant, issued pursuant to the Public Warrant Agreement, to acquire shares of SPAC Class A Common Stock.

“Public Warrant Agreement” means that certain Warrant Agreement, dated as of September 9, 2020, by and between SPAC and the Exchange Agent.

“Registration Statement/Proxy Statement” means (a) a proxy statement to be sent to the Pre-Closing SPAC Holders relating to the Special Meeting for the purpose of, among other things, (i) providing such stockholders with the opportunity to redeem shares of SPAC Common Stock held by them in accordance with the SPAC Organizational Documents (the “SPAC Stockholder Redemption”) and (ii) soliciting proxies from holders of SPAC Common Stock to vote at the Special Meeting in favor of the SPAC Stockholder Matters, and the adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the SPAC Stockholder Matters, and (b) a registration statement on Form S-4, in which the proxy statement described in clause (a) shall be included as a prospectus, in connection with the registration under the Securities Act of the shares of SPAC Class A Common Stock to be issued pursuant to this Agreement, including the shares to be issued as Earnout Consideration.

“Regulatory Authorizations” has the meaning specified in Section 8.10.

“Repaid Indebtedness” means the Indebtedness of the Group Companies to be repaid in connection with the Closing.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Requisite Company Approval” has the meaning specified in Section 4.03.

“Required SPAC Stockholder Matters” means, collectively, (a) the Business Combination Proposal, (b) the NYSE Proposal (c) the Incentive Plan Proposal, (d) the Employee Stock Purchase Plan Proposal, and (e) the Governing Document Proposal.

“Restricted Party List” has the meaning specified in Section 4.11(c).

“Sanctions and Export Control Laws” means any Law in any part of the world related to (a) import and export controls, including the U.S. Export Administration Regulations and the International Traffic in Arms Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom, or (c) anti-boycott regulations, including those administered by the U.S. Department of Commerce and the U.S. Department of the Treasury.

“Satellites” means each satellite used by the Group Companies in connection with the conduct of the business of the Group Companies.

“Schedules” means the disclosure schedules of the Group Companies and/or the disclosure schedules of SPAC, as the context requires.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning specified in Section 5.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Series A Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as Series A Preferred Stock in the Company Certificate of Incorporation.

“Series B Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as Series A Preferred Stock in the Company Certificate of Incorporation.

“Series C Preferred Stock” means preferred stock, par value $0.0001 per share, of the Company designated as Series A Preferred Stock in the Company Certificate of Incorporation.

“Share Consideration” means, collectively, the Closing Share Consideration and any Earnout Consideration that becomes deliverable pursuant to Section 2.08.

“Significant Customers” has the meaning specified in Section 4.24(a).

“Significant Suppliers” has the meaning specified in Section 4.24(a).

“Software” means any and all computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form. “Software” does not include any Personal Information.

“SPAC” has the meaning specified in the preamble hereto.

“SPAC A&R Bylaws” has the meaning specified in the Recitals.

“SPAC A&R Charter” has the meaning specified in the Recitals.

“SPAC Acquisition Proposal” means (a) any direct or indirect acquisition (or other business combination), in one or a series of related transactions under which SPAC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets, equity securities or businesses of any other Person(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), (b) any equity, debt or similar investment in SPAC or any of its controlled Affiliates or (c) any other “Business Combination” as defined in Certificate of Incorporation.

“SPAC Affiliate Party” has the meaning specified in Section 5.16.

“SPAC Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, whether or not subject to ERISA, and any other employment, compensation, bonus, stock option, compensatory equity purchase, phantom equity, equity appreciation rights, other compensatory equity-based, profit sharing, savings, health, life, disability, incentive compensation, deferred compensation, retirement, pension, severance, retention, change in control compensation, or fringe benefit plan, arrangement, program or agreement that is maintained, administered or contributed to by SPAC or its Subsidiaries for the benefit of either’s current or former employees, officers, directors or consultants or by virtue of such foregoing individual(s) their dependents or with respect to which SPAC or its Subsidiaries has or could have any liability.

“SPAC Board” has the meaning specified in the Recitals.

“SPAC Board Recommendation” has the meaning specified in Section 8.04(b).

“SPAC Class A Common Stock” means common stock, par value $0.0001 per share, of SPAC, classified as Class A Common Stock in the Certificate of Incorporation and SPAC A&R Charter, as applicable.

“SPAC Class B Common Stock” means common stock, par value $0.0001 per share, of SPAC, classified as Class B Common Stock in the Certificate of Incorporation and SPAC A&R Charter, as applicable.

“SPAC Common Stock” means the SPAC Class A Common Stock and/or SPAC Class B Common Stock, as the context so requires.

“SPAC Cure Period” has the meaning specified in Section 10.01(c).

“SPAC Material Contract” has the meaning specified in Section 5.15(b).

“SPAC Organizational Documents” means the Certificate of Incorporation and SPAC’s bylaws, as amended.

“SPAC Representations” means the representations and warranties of SPAC expressly and specifically set forth in Article V this Agreement, as qualified by the Schedules.

“SPAC Specified Representations” has the meaning specified in Section 9.03(a)(i).

“SPAC Stockholder Approval” has the meaning specified in Section 9.01(c).

“SPAC Stockholder Matters” means, collectively, (a) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (b) the adoption and approval of the issuance of the shares of SPAC Common Stock in connection with the transactions contemplated by this Agreement as required by Stock Exchange listing requirements (the “NYSE Proposal”); (c) the adoption and approval of the amendments to the SPAC Organizational Documents contemplated by the SPAC A&R Charter and SPAC A&R Bylaws (the “Governing Document Proposal”); (d) the adoption and approval of the Incentive Plan (the “Incentive Plan Proposal”); (e) the adoption and approval of the Employee Stock Purchase Plan (the “Employee Stock Purchase Plan Proposal”); (f) the adoption and approval of each other proposal that either the SEC or the Stock Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement/Proxy Statement or in correspondence related thereto; (g) the adoption and approval of each other proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (h) the adoption and approval of a proposal for the adjournment of Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing.

“SPAC Stockholder Redemption” has the meaning specified in the definition of Registration Statement/Proxy Statement.

“SPAC Transaction Expenses” means all fees, costs and expenses of SPAC and Merger Sub incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or prior to the Closing, the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, including fees, costs, expenses and disbursements of counsel, accountants, advisors and consultant of SPAC and Merger Sub, whether paid or unpaid as of the Closing.

“SPAC Warrants” means, collectively, the Private Warrants and the Public Warrants.

“Special Meeting” has the meaning specified in Section 8.04(b).

“Sponsors” means each of Six4 Holdings, LLC, Robert Coleman, Jack Pearlstein, Gilman Louie, Ambassador Henry Crumpton and William Crowell.

“Stock Certificate” means a certificate or certificates, or an instrument or instruments, which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock.

“Stock Exchange” means the New York Stock Exchange.

“Stock Option Plan” means the 2012 Equity Incentive Plan of the Company, as amended.

“Subscription Agreements” has the meaning specified in the Recitals hereto.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” means a bona fide, written Company Acquisition Proposal (with all references to “20%” in the definition of “Company Acquisition Proposal” being treated as references to “100%” for these purposes) made after the date hereof, that (a) was not the result of the Company’s material breach of Section 8.05, (b) is reasonably likely to be consummated in accordance with its terms, (c) is on terms that the Company Board determines in good faith, after consultation with its outside financial advisor (if any) and legal counsel, would, if consummated, result in a transaction that is more favorable from a financial point of view to the Company’s stockholders (solely in their capacity as such) than the transactions contemplated by this Agreement after taking into account all relevant factors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated hereby (including any offer by SPAC to amend the terms of this Agreement, termination or break-up fee and conditions to consummation), and (d) provides for at least 50% of the consideration to be paid to Company Stockholders in such transaction with respect to their issued and outstanding shares of Company Capital Stock to be paid in cash, with such cash consideration being either (i) funded from the cash on hand of the third party (or the Affiliates of the third party) making such Company Acquisition Proposal or (ii) funded at the closing of the transaction contemplated by such Company Acquisition Proposal pursuant to financing commitment letters in place at the time of execution of the definitive transaction agreement in connection with such Company Acquisition Proposal; provided that, notwithstanding anything in this Agreement to the contrary, no Company Acquisition Proposal can be a Superior Proposal if such Company Acquisition Proposal is made by a third party that is (1) a Company Securityholder, (2) an Affiliate of the Company or of any Company Securityholder or (3) a special purpose acquisition company (other than SPAC).

“Support Agreement” has the meaning specified in the Recitals hereto.

“Surrender Documentation” has the meaning specified in Section 2.06(a).

“Surviving Company” has the meaning specified in the Recitals hereto.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Target Transaction Expenses” means all fees, costs and expenses of the Group Companies incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the performance and compliance with all Transaction Agreements and conditions contained herein to be performed or complied with at or prior to the Closing, the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby, including fees, costs, expenses and disbursements of counsel, accountants, advisors and consultants of the Group Companies, whether paid or unpaid as of the Closing. For the avoidance of doubt, Target Transaction Expenses shall not include any fees, costs, or expenses incurred by the Company Securityholders.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net Income Tax, alternative or add-on minimum tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax), ad valorem, unclaimed property, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, and sales or use tax, or other tax or like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether as a primary obligor or as a secondary obligor as a result of being a transferee or successor of another Person or member of an affiliated, consolidated, unitary, combined or other group pursuant to Law, Contract or otherwise by operation of Law.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority in respect of Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating SPAC Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(d).

“Trading Day” means any day on which shares of SPAC Class A Common Stock are actually traded on the principal securities exchange or securities market on which shares of SPAC Class A Common Stock are then traded.

“Transaction Agreements” shall mean this Agreement, the Subscription Agreements, the Voting and Non-Redemption Agreements, the Waiver Agreement, the Investor Rights Agreement, the Support Agreements and all the agreements, documents, instruments and certificates entered into in connection herewith or therewith and any and all exhibits and schedules thereto.

“Transaction Litigation” has the meaning specified in Section 8.11.

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 5.06(a).

“Trust Account Released Claims” has the meaning specified in Section 6.03.

“Trust Agreement” has the meaning specified in Section 5.06(a).

“Trustee” has the meaning specified in Section 5.06(a).

“Vested Company Option” means each Company Option that is vested as of immediately prior to the Effective Time.

“Voting and Non-Redemption Agreement” has the meaning specific in the Recitals hereto.

“VWAP” means, as of any given date(s), the dollar volume-weighted average price for a share of SPAC Class A Common Stock on the Stock Exchange (or such other principal securities exchange or securities market on which shares of SPAC Class A Common Stock are then traded) during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price for a share of SPAC Class A Common Stock in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for a share of SPAC Class A Common Stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for shares of SPAC Class A Common Stock as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for a share of SPAC Class A Common Stock on such date(s) on any of the foregoing bases, the VWAP of a share of SPAC Class A Common Stock on such date(s) shall be the fair market value per share on such date(s) as reasonably determined by SPAC.

“Waiver Agreement” has the meaning specified in the Recitals hereto.

“Warrantholder” means any holder of any outstanding Company Warrants.

Section 1.02    Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, and (vii) the phrase “to the extent” means the degree to which a thing extends (rather than if).

(b)    When used herein, “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary and usual course of the Company’s and its Subsidiaries’ business or SPAC and Merger Sub’s business, as the context so requires.

(c)    Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(d)    Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(e)    The language used in this Agreement shall be deemed to be the language chosen by the Parties and the Founders to express their mutual intent and no rule of strict construction shall be applied against any Party or Founder.

(f)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(g)    All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h)    The phrases “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than 9:00 p.m. on the third day prior to the date of this Agreement to the Party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company in connection with this Agreement or (ii) by delivery to such Party or its legal counsel via electronic mail or hard copy form.

Section 1.03    Knowledge. As used herein, the phrase “to the knowledge” shall mean the actual knowledge after reasonable inquiry of, (a) in the case of the Company, Peter Platzer, Thomas Krywe, and Ananda Martin and (b) in the case of SPAC, Robert Coleman and Jack Pearlstein.

Section 1.04    Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Common Stock or shares of SPAC Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of shares of Company Capital Stock or shares of SPAC Common Stock, as applicable, will be appropriately adjusted to provide to the holders of Company Capital Stock or the holders of SPAC Common Stock, as applicable, the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit SPAC or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

ARTICLE II

THE CLOSING TRANSACTIONS

Section 2.01    The Merger.

(a)    On the terms and subject to the conditions set forth herein, at the Effective Time, in accordance with the applicable provisions of the DGCL, Merger Sub and the Company shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and a direct wholly-owned Subsidiary of SPAC.

(b)    On the terms and subject to the conditions set forth herein, on the Closing Date, Merger Sub and the Company shall cause the Merger to be consummated by filing the certificate of merger in substantially the form of Exhibit D attached hereto (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by SPAC and the Company and specified in the Certificate of Merger, the “Effective Time”).

Section 2.02    Effect of the Merger Generally. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, liabilities, duties and obligations of the Surviving Company, which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub set forth in this Agreement to be performed after the Effective Time. For the avoidance of doubt, all references herein to the Company relating to the period following the Closing shall be deemed to refer to the Surviving Company.

Section 2.03    Governing Documents.

(a)    Subject to Section 6.04, at the Effective Time, the certificate of incorporation and bylaws of the Surviving Company shall be amended to read the same as the certificate of incorporation and bylaws of Merger Sub as in effect immediately prior to the Effective Time, in each case, until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)    At the Closing, SPAC shall (i) amend and restate the Certificate of Incorporation in the form of the SPAC A&R Charter by filing the SPAC A&R Charter with the Secretary of State of the State of Delaware and (ii) amend and restate the bylaws of SPAC in the form of the SPAC A&R Bylaws.

Section 2.04    Directors/Managers and Officers. Unless otherwise determined by SPAC and the Company prior to the Effective Time, immediately after the Effective Time, the board of directors and officers of the Surviving Company shall be the board of directors and officers of the Company immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified.

Section 2.05    Effect of the Merger on Securities of the Company and Merger Sub.

(a)    On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of the Company or Merger Sub, each share of Merger Sub Common Stock issued and outstanding as of immediately prior to the Effective Time shall be converted into one (1) fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Company. As of the Effective Time, the shares of Merger Sub Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and the holder or holders of such shares shall cease to have any rights with respect thereto, except the right to receive shares of common stock in the Surviving Company to be issued in consideration therefore as provided herein, without interest. After the Effective Time, SPAC shall be the holder of all of the issued and outstanding shares of the capital stock of the Surviving Company.

(b)    On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of the Company or Merger Sub, each share of Company Capital Stock held immediately prior to the Effective Time by the Company as treasury shares (“Excluded Shares”) shall be cancelled and extinguished, and no consideration shall be paid or payable with respect thereto.

(c)    On the terms and subject to the conditions set forth herein, at the Effective Time, by virtue of the Merger and without any further action on the part of any Party or the holders of any securities of the Company or Merger Sub, each share of Company Capital Stock (other than shares that are Dissenting Shares or Excluded Shares) issued and outstanding immediately prior to the Effective Time (after giving effect to the exercise of the Company Warrants into shares of Company Capital Stock, the conversion of Company Notes into shares of Company Capital Stock) shall be cancelled and extinguished and shall be converted automatically into the right to receive a number of shares of SPAC Class A Common Stock equal to: (i) at the Closing, the Per Share Closing Consideration, and (ii) the Per Share Earnout Consideration, on the terms and subject to the conditions set forth in Section 2.08;

(d)    Each share of Company Capital Stock to be converted into the right to receive the Per Share Consideration as provided in Section 2.05(c) shall be automatically cancelled and shall cease to exist, and the holders of such share of Company Capital Stock shall cease to have any rights with respect to such share other than the right to receive, upon compliance with the surrender procedures set forth in Section 2.06, the Per Share Consideration.

(e)    Effective as of the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by SPAC (the “Assumed Option”). Each such Assumed Option shall continue to have, and be subject to, the same terms and conditions that applied to the corresponding Company Option (including with respect to vesting criteria) as in effect immediately prior to the Effective Time, except that (i) the Assumed Option shall be exercisable solely for shares of SPAC Class A Common Stock, (ii) the number of shares of SPAC Class A Common Stock subject to each such Assumed Option shall be equal to the product of (A) the number of shares of

Company Common Stock subject to the corresponding Company Option immediately prior to the Effective Time, multiplied by (B) the Option Exchange Ratio, with any resulting fractional share rounded down to the nearest whole number, and (iii) the exercise price per share of each Assumed Option shall be equal to the quotient obtained by dividing (A) the exercise price per share of the corresponding Company Option as of immediately prior to the Effective Time by (B) the Option Exchange Ratio, with any resulting fractional cent rounded up to the nearest whole cent. Notwithstanding the foregoing, the conversions described in this Section 2.05(e) will be subject to such modifications, if any, as are required to cause the conversion to be made in a manner consistent with the requirements of Section 409A of the Code and, in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of SPAC Class A Common Stock issuable upon the exercise of the corresponding Assumed Option shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. At or prior to the Effective Time, and subject to the approval and effectiveness of the Incentive Plan pursuant to Section 8.02, the Company and its board of directors, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to cause the Stock Option Plan to terminate as of the Effective Time and to effectuate the treatment of the Company Options pursuant to this Section 2.05(e).

(f)    Immediately prior to the Closing, it is anticipated that all outstanding Company Warrants shall either have been “net” exercised in exchange for shares of Company Capital Stock in accordance with their terms and shall no longer be outstanding and shall automatically be cancelled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to the Company Capital Stock into which Company Warrants are exchanged, or assumed by SPAC, to the extent permissible pursuant to the terms of such Company Warrant. In the event that any such Company Warrants are unable to be so exchanged prior to the termination of this Agreement, the Parties shall negotiate in good faith and use commercially reasonable efforts to mutually agree as promptly as practicable to such amendments to this Article II as are necessary to reflect an assumption, exchange or similar accommodation for such Company Warrants; provided that such assumption, exchange or similar accommodation shall be reasonably satisfactory to each Party.

(g)    Immediately prior to the Closing, it is anticipated that all outstanding Company Notes (excluding, for the avoidance of doubt, any Company Notes which are Repaid Indebtedness) shall have been converted into shares of Company Capital Stock in accordance with their terms and shall no longer be outstanding and shall automatically be cancelled, extinguished and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto, other than, for the avoidance of doubt, with respect to the Company Capital Stock into which Company Notes are exchanged. In the event that any such Company Notes are unable to be so converted prior to the termination of this Agreement, the Parties shall negotiate in good faith and use commercially reasonable efforts to mutually agree as promptly as practicable to such amendments to this Article II as are necessary to reflect an assumption, exchange or similar accommodation for such Company Notes; provided that such assumption, exchange or similar accommodation shall be reasonably satisfactory to each Party.

(h)    From and after the Effective Time, the stock transfer ledger of the Company shall be closed and there shall be no further registration of transfers on the ledgers of the Surviving Company of any shares of Company Capital Stock. If, after the Effective Time, Stock Certificates formerly representing shares of Company Capital Stock are presented to the Surviving Company or the Exchange Agent, they shall be surrendered and cancelled as provided in this Article II.

(i)    No fractional shares of SPAC Common Stock shall be issued in connection with the Merger as a result of the conversion provided for in this Section 2.05, and no certificates or scrip for any such fractional shares shall be issued. In the event any holder of Company Capital Stock would otherwise be entitled to receive a fraction of a share of SPAC Class A Common Stock (after aggregating all fractional shares of SPAC Class A Common Stock issuable to such holder), such fractional share shall be rounded down to the nearest whole share. The Parties acknowledge that any such adjustment was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to SPAC that would otherwise be caused by the issuance of fractional shares.

(j)    The Share Consideration deliverable in respect of shares of Company Common Stock (including with respect to Company Options exercisable for shares of Company Common Stock) in accordance with the terms of this Article II shall be deemed to be full payment and satisfaction of all rights pertaining to all shares of Company Capital Stock, Company Warrants, Company Notes, and Company Options. The Parties acknowledge and agree that (i) except as otherwise set forth in this Agreement, the delivery to the Company Securityholders of the Share Consideration pursuant to this Agreement shall be administered by the Exchange Agent upon deposit by SPAC of the Share Consideration into the Exchange Fund, (ii) SPAC and the Exchange Agent shall be entitled to rely on the Allocation Statement in delivering the Share Consideration under this Agreement and neither SPAC, Merger Sub, the Surviving Company, nor the Exchange Agent shall be responsible for the calculations or the determinations regarding such calculations in the Allocation Statement, and (iii) after delivering the Share Consideration to the Company Securityholders in accordance with the Allocation Statement, neither SPAC, Merger Sub, the Surviving Company, nor the Exchange Agent shall have any liability to any Person for the allocation or distribution of the Share Consideration among the Company Securityholders.

Section 2.06    Mechanics of Exchange and Surrender.

(a)    Concurrently with the mailing of the Company Stockholder Written Consent, the Company shall send or cause to be sent by physical or electronic mail to the Persons who were record holders of Company Capital Stock immediately prior to the Effective Time a letter of transmittal in the form attached hereto as Exhibit E, with such changes as may be required by the Exchange Agent and reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”), together with instructions for use in effecting the surrender of Stock Certificates (to the extent such shares of Company Common Stock are certificated) in exchange for shares of SPAC Common Stock. Upon delivery to the Exchange Agent of a duly completed and validly executed Letter of Transmittal and such other documents as may be reasonably required by SPAC, and, if applicable, surrender of related Stock Certificate(s) (or affidavits of loss in lieu thereof in accordance with Section 2.06(b)) to the Exchange Agent for cancellation (collectively, the “Surrender Documentation”) (or, if such delivery occurs prior to the Closing, then upon the Closing), the holder of shares of Company Common Stock in respect of which such Surrender Documentation is delivered shall be entitled to receive in exchange therefor, the consideration to which such holder is entitled pursuant to Section 2.05(c) for each share of Company Capital Stock in respect of which such Surrender Documentation is delivered, and the Stock Certificate(s) (if any) so surrendered shall be cancelled. The Exchange Agent shall deliver from the Exchange Fund to each such holder:

(i)    promptly after the later to occur of (A) the Closing and (B) the Exchange Agent’s receipt of Surrender Documentation from such holder, the number of whole shares of SPAC Common Stock to which such holder has the right to receive pursuant to Section 2.05(c) in respect of the Per Share Closing Consideration; and

(ii)    promptly after the later to occur of (A) the deposit by SPAC into the Exchange Fund of shares of SPAC Common Stock in respect of Earnout Consideration and (B) the Exchange Agent’s receipt of Surrender Documentation from such holder, the number of whole shares of SPAC Common Stock to which such holder has the right to receive pursuant to Section 2.05(c) in respect of the Per Share Earnout Consideration.

(b)    In the event that any Stock Certificate shall have been lost, stolen or destroyed, in lieu of surrendering such Stock Certificate in accordance with this Agreement, the Company Stockholder claiming such Stock Certificate to be lost, stolen, or destroyed shall execute and deliver to SPAC an affidavit of that fact, together with an indemnity agreement in form and substance reasonably satisfactory to SPAC.

(c)    Any portion of the Exchange Fund that remains undelivered to the Company Stockholders six (6) months after such portion first becomes deliverable to the Company Stockholders pursuant to this Agreement shall be promptly returned to SPAC, and any such Company Stockholder who has not delivered its Surrender Documentation in exchange for the Share Consideration in accordance with this Section 2.06 prior to that time shall thereafter look only to SPAC for delivery of the applicable portion of the Closing Share Consideration or Earnout Consideration as set forth in Section 2.05(c). Notwithstanding the foregoing, neither SPAC nor the Surviving Company shall be liable to a holder of shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining undelivered to the Company Stockholders one (1) year after such Share Consideration first becomes deliverable to the Company Stockholders pursuant to this Agreement (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of SPAC free and clear of any claims or interest of any Person previously entitled thereto.

(d)    If any portion of the Share Consideration is to be paid to a Person other than the Person in whose name shares of Company Common Stock are registered, it shall be a condition precedent to such payment that (i) to the extent such shares are certificated, the Stock Certificate related to such shares shall be properly endorsed or shall otherwise be in proper form for transfer, and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such shares or establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)    Unless otherwise provided herein, no interest shall be paid or shall accrue on any consideration deliverable upon delivery of Surrender Documentation. No dividends or other distributions declared or made with respect to SPAC Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered shares of Company Common Stock with respect to the shares of SPAC Common Stock that such holder has the right to receive in the Merger until such holder delivers the Surrender Documentation to the Exchange Agent in accordance with this Section 2.06 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest, from the Exchange Fund).

(f)    SPAC shall cause the Exchange Agent, pursuant to irrevocable instructions, to deliver the Share Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose other than as set forth in this Agreement. All shares of SPAC Common Stock deposited in the Exchange Fund and delivered to Company Stockholders pursuant to this Agreement shall be uncertificated.

Section 2.07    Dissenting Shares.

(a)    Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock held by a holder who has properly exercised his, her or its appraisal rights under the DGCL (“Dissenting Shares”) shall not be converted into or represent a right to receive the consideration for Company Capital Stock set forth in Section 2.05(c), but the holder thereof shall only be entitled to such rights with respect to such Dissenting Shares as are provided by the DGCL.

(b)    Notwithstanding the provisions of Section 2.07(a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under the DGCL, then, as of the later of the Effective Time and the occurrence of such withdrawal or loss, such holder’s shares of Company Capital Stock shall automatically be converted into and represent only the right to receive the applicable consideration for such shares of Company Capital Stock as set forth in Section 2.05(c), without interest thereon, upon satisfaction of the exchange procedures set forth in Section 2.06.

(c)    During the period from the date hereof to the Closing Date, the Company shall give SPAC (i) prompt notice of any notice or written threat to demand appraisal under the DGCL or demand for appraisal under the DGCL received by the Company, and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. During such period, the Company shall not make any payment with respect to any such demands, offer to settle or settle any such demands without SPAC’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

(d)    Notwithstanding anything in this Article II to the contrary, SPAC shall not be obligated to deliver, or cause to be delivered, to the Exchange Agent any portion of the Share Consideration in respect of any Dissenting Shares, and any portion of the Share Consideration delivered to the Exchange Agent in respect of any Dissenting Shares shall be promptly returned to SPAC.

Section 2.08    Earnout.

(a)    Following the Closing, and as additional consideration for the Merger, (x) within ten (10) Business Days after the occurrence of a Milestone Event, if such Milestone Event occurs following the Closing, or (y) at the Closing, if such Milestone Event occurs prior to the Closing, SPAC shall issue to each Company Stockholder the following amount of shares of the SPAC Class A Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to the SPAC Class A Common Stock occurring on or after the Closing) (the “Earnout Consideration”), with respect to each share of Company Capital Stock, that is issued and outstanding immediately prior to the Effective Time (including shares issued upon the exercise of Company Warrants and conversion of Company Notes) and held by such Company Stockholder immediately prior to the Effective Time (other than any shares of Company Capital Stock held by Company Stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL), on the terms and subject to the conditions set forth in this Agreement:

(i)    Upon the occurrence of the Level 1 Milestone, the Per Share Level 1 Earnout Consideration;

(ii)    Upon the occurrence of the Level 2 Milestone, the Per Share Level 2 Earnout Consideration;

(iii)    Upon the occurrence of the Level 3 Milestone, the Per Share Level 3 Earnout Consideration; and

(iv)    Upon the occurrence of the Level 4 Milestone, the Per Share Level 4 Earnout Consideration.

(b)    For the avoidance of doubt, the Company Stockholders shall be entitled to receive Earnout Consideration upon the occurrence of each Milestone Event; provided, however, that (i) each Milestone Event shall only occur once, if at all, (ii) multiple Milestone Events may occur at the same time and (iii) notwithstanding anything herein to the contrary, in no event shall the Company Stockholders in the aggregate be entitled to receive an aggregate number of shares of Earnout Consideration in excess of the product of (A) 8,000,000 multiplied by (B) the Earnout Shares Allocation Ratio.

(c)     If, during the Earnout Period, there is a Change of Control, then immediately prior to the consummation of such Change of Control: (a) any Milestone Event that has not previously occurred shall be deemed to have occurred; and (b) SPAC shall issue the applicable Earnout Consideration to the Company Stockholders (in accordance with the Allocation Schedule), and the recipients of such issued Earnout Consideration shall be eligible to participate in such Change of Control with respect to such Earnout Consideration.

(d)    The right of the Company Stockholders to receive the Earnout Consideration pursuant to this Section 2.08 are personal in nature and, except with the written consent of SPAC, following the Closing, or the Company, prior to the Closing, are non-transferable and non-assignable, except that each Company Stockholder shall be entitled to assign such rights by will or, by the laws of intestacy.

(e)    The right of the Company Stockholders to receive the Earnout Consideration pursuant to this Section 2.08 shall not entitle the holder thereof to any voting or dividend rights otherwise granted to holders of SPAC Common Stock (if any). For the avoidance of doubt SPAC shall not be required to issue shares of SPAC Common Stock to the extent not permitted to do so by applicable Law, including by way of an exemption from registration under applicable securities laws.

Section 2.09    Founder SPAC Class B Common Stock Issuance. At the Closing, SPAC shall issue to each Founder, with respect to each share of Company Capital Stock held by such Founder as of immediately prior to the Effective Time, a number of shares of SPAC Class B Common Stock equal to the Per Share Closing Consideration issuable to such Founder at the Closing, free and clear of all liens, other than restrictions arising under applicable securities Laws, the SPAC A&R Charter or SPAC A&R Bylaws, in exchange for the payment of $0.0001 per share of SPAC Class B Common Stock.

Section 2.10    Further Assurances. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company following the Merger with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the applicable directors, officers, members and managers of the Company and Merger Sub (or their designees) are fully authorized in the name of their respective corporations/companies or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 2.11    Withholding Rights. Notwithstanding anything in this Agreement to the contrary, SPAC, Merger Sub, the Company, the Surviving Company and their respective Affiliates shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, any amount required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such withholding and payment was made. Any amounts so withheld shall be timely remitted to the applicable Governmental Authority.

ARTICLE III

CLOSING TRANSACTIONS

Section 3.01    Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Transactions (the “Closing”) shall take place (a) electronically by the mutual exchange of electronic signatures (including portable document format (.PDF)) commencing as promptly as practicable

(and in any event no later than 10:00 a.m. Eastern Time on the third Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms or nature are to be satisfied at the Closing; provided that such conditions are satisfied or (to the extent permitted by applicable Law) waived at the Closing) or (b) at such other place, time or date as SPAC and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 3.02    Allocation Statement. At least two (2) Business Days prior to the Closing Date, the Company shall prepare and deliver to SPAC a statement (the “Allocation Statement”) setting forth in reasonable detail: (a) the Fully-Diluted Share Number, the Earnout Shares Allocation Number, the Earnout Shares Allocation Ratio, and the Earnout Shares Discount Factor, (b) the number of shares of SPAC Class A Common Stock issuable to each Company Stockholder pursuant to this Agreement in respect of the Closing Share Consideration, (c) the percentage interest of each Company Stockholder in any Earnout Consideration that becomes issuable to such Company Stockholder pursuant to this Agreement, and (d) the number of shares of SPAC Class A Common Stock into which each Assumed Option will be exercisable immediately following the Effective Time, together with the exercise price of each such Assumed Option.

Section 3.03    Exchange Fund. On the Closing Date, SPAC shall deposit, or shall cause to be deposited, with the Exchange Agent the number of shares of SPAC Class A Common Stock sufficient to deliver to such holders the aggregate Per Share Closing Consideration deliverable to such holders pursuant to Section 2.05(c) (such shares of SPAC Class A Common Stock, together with any additional shares of SPAC Class A Common Stock deposited by SPAC with the Exchange Agent) and any dividends or distributions with respect thereto held by the Exchange Agent pursuant to  Section 2.06(e) (the “Exchange Fund”).

Section 3.04     Closing Payoffs. Reasonably promptly following the Closing and, with respect to the Target Transaction Expenses and Repaid Indebtedness, receipt of wire instructions for each such payee, SPAC shall pay or cause to be paid, by wire transfer of immediately available funds, all amounts payable in respect of Target Transaction Expenses, Repaid Indebtedness, and SPAC Transaction Expenses.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Schedules to this Agreement (it being understood and hereby agreed that (i) the information set forth in the Schedules shall be disclosed under separate section, subsection, and subclause references that correspond to the sections, subsections, and subclauses of this Article IV to which such information relates, and (ii) the information set forth in each section, subsection, and subclause of the Schedules shall qualify (A) the representations and warranties set forth in the corresponding section, subsection, or subclause of this Article IV, and (B) any other representations and warranties set forth in this Article IV if, and solely to the extent that, it is reasonably apparent on the face of such disclosure, without reference to the underlying documents referenced therein and without independent knowledge of the matters described therein, that it applies to such other section, sub section or subclause of this Article IV), the Company represents and warrants to SPAC, as of the date hereof and as of the Closing, as follows:

Section 4.01    Corporate Organization of the Company. The Company is duly incorporated and is validly existing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to have such corporate power and authority would not reasonably be expected be material to the Company and its Subsidiaries (such Subsidiaries, the “Company Subsidiaries,” and, together with the Company, the “Group Companies”). The copies of the Company Organizational Documents as in effect on the date hereof previously made available by the Company to SPAC are true, correct and complete, are in full force and effect and have not been amended as of the date hereof. The Company is duly licensed or qualified as a foreign entity in each jurisdiction in which the ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be material to the Group Companies, taken as a whole. The Company is not in material violation of any of the provisions of the Company Organizational Documents.

Section 4.02    Subsidiaries. The Company Subsidiaries as of the date of this Agreement are set forth on Schedule 4.02. Each Company Subsidiary is duly formed and is validly existing under the laws of its jurisdiction of organization. Each Company Subsidiary has the requisite corporate or other entity power and authority to own, operate and lease its properties, rights and assets and to conduct its business as it is now being conducted, except where such failure to have such corporate or other entity power and authority would not reasonably be expected to be material to the Group Companies, taken as a whole. Each Company Subsidiary is duly licensed or qualified as a foreign corporate or other entity in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not reasonably be expected to be material to the Group Companies, taken as a whole. No Company Subsidiary is in material violation of any of the provisions of its organizational documents. The jurisdiction of organization of each Subsidiary of the Company is identified on Schedule 4.02.

Section 4.03    Due Authorization. The Company has the requisite power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and (subject to obtaining the Requisite Company Approval and the approvals described in Section 4.05) to perform all obligations to be performed by it hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Company Board and no other corporate proceeding on the part of the Company (other than obtaining the Requisite Company Approval) is necessary to authorize this Agreement or such Transaction Agreements or the Company’s performance hereunder or thereunder. This Agreement has been, and each Transaction Agreement to which the Company is a party (when executed and delivered by the Company) will be, duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by each other party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement (when executed and delivered by the Company) will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether such enforceability is considered in a proceeding in equity or at Law (the “Enforceability Exceptions”). The Company Board Approval is sufficient to ensure that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Merger, this Agreement, the Transaction Agreements or the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Merger or the other Transactions. The approval of the Company Minimum Holders (the “Requisite Company Approval”) is the only vote of the holders of any class or series of Company Capital Stock required to approve and adopt this Agreement and approve the transactions contemplated hereby.

Section 4.04    No Conflict. The execution, delivery and performance of this Agreement and each Transaction Agreement to which it is party by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of or default under, the Company Organizational Documents or the organizational documents of its Subsidiaries, (b) subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.05, violate any provision of, or result in the breach of or default by the

Company or its Subsidiaries under, or require any filing, registration or qualification under, any applicable Law or Governmental Order, (c) except as set forth on Schedule 4.04, require any consent, waiver or other action by any Person under, violate, or result in a breach of, constitute a default under, result in the acceleration, cancellation, termination or modification of, or create in any party the right to accelerate, terminate, cancel or modify, any Material Contract, or (d) result in the creation of any Lien upon any of the properties, rights or assets of the Company or any of its Subsidiaries (other than Permitted Liens), except, in the case of clauses (b)-(d), as would not reasonably be expected to have a Material Adverse Effect.

Section 4.05    Governmental Authorities; Consents No action by, notice, consent, approval, waiver or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Company or its Subsidiaries with respect to the Company’s execution, delivery and performance of this Agreement and the Transaction Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, except for (a) compliance with any applicable requirements of the HSR Act, (b) compliance with applicable requirements of the Communications Act and requirements of foreign Governmental Authorities related to the International Communications Authorizations, (c) those listed on Schedule 4.05, (d) the filing with the SEC of (i) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and (ii) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Transaction Agreements or the transactions contemplated hereby or thereby, (e) the filing of the Certificate of Merger and (f) any actions, notices, consents, approvals, waiver or authorizations, designations, declarations or filings, the absence of which would not reasonably be expected to result in a Material Adverse Effect.

Section 4.06    Current Capitalization.

(a)    As of the date hereof, (i) the authorized capital stock of the Company consists solely of (A) 55,000,000 shares of Company Common Stock, of which 10,405,997 are issued and outstanding, and (B) 26,668,190 shares of Company Preferred Stock, (1) 12,671,911 of which are designated as Series A Preferred Stock, all of which are issued and outstanding, (2) 4,869,754 of which are designated as Series B Preferred Stock, all of which are issued and outstanding, and (3) 9,126,525 of which are designated as Series C Preferred Stock, 7,506,273 of which are issued and outstanding. Schedule 4.06(a) sets forth the record owners of all of the issued and outstanding Company Capital Stock as of the date hereof, showing for each such owner the number and class of shares of Company Capital Stock held by such owner. The issued and outstanding shares of Company Capital Stock (w) have been duly authorized and validly issued and are fully paid and nonassessable, (x) were issued in compliance in all material respects with the Company Organizational Documents and applicable Securities Laws, and (y) were not issued in material breach or violation of any preemptive rights or Contract.

(b)    Except for the Stock Option Plan, the Company does not maintain any equity incentive plan or other plan providing for equity compensation of any Person. As of the date hereof, the Company has reserved 14,431,692 shares of Company Common Stock for issuance to officers, directors, employees and consultants of the Group Companies pursuant to the Stock Option Plan. Of such reserved shares of Company Common Stock, Company Options to purchase 12,277,283 shares have been granted and are currently outstanding and 701,657 shares of Company Common Stock remain available for issuance pursuant to the Stock Option Plan. The Company has furnished to SPAC complete and accurate copies of the Stock Option Plan and forms of agreements used thereunder. Schedule 4.06(b) sets forth, as of the date hereof, (i) the name of each Optionholder, (ii) the number of Company Options held by such Optionholder, (iii) the exercise price of each such Company Option, (iv) and the vesting schedule of each such Company Option. All of the Company Options (A) have been issued in compliance in all material respects with all applicable Laws, the Stock Option Plan, and the Company Organizational Documents and (B) were not issued in material breach or violation of any preemptive rights or Contract. No Company Option is subject to Section 409A of the Code and each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies, except, in either case, as would not reasonably be expected to be material to the Group Companies.

(c)    Schedule 4.06(c) sets forth, as of the date hereof, (i) the name of each Warrantholder, (ii) the class, series, and number of shares of Company Capital Stock issuable upon exercise of each Company Warrant held by such Warrantholder, and (iii) the exercise price of each such Company Warrant. All of the Company Warrants (A) have been issued in compliance in all material respects with all applicable Laws and the Company Organizational Documents and (B) were not issued in material breach or violation of any preemptive rights or Contract.

(d)    Schedule 4.06(d) sets forth, as of the date hereof, (i) the name of each Noteholder, (ii) the interest rate and maturity date of each Company Note held by such Noteholder, and (iii) the aggregate principal, accrued but unpaid interest, and other charges outstanding under each such Company Note. All of the Company Notes (A) have been issued in compliance in all material respects with all applicable Laws and the Company Organizational Documents and (B) were not issued in material breach or violation of any preemptive rights or Contract.

(e)    Except as set forth on Schedule 4.06(a), Schedule 4.06(b), Schedule 4.06(c), and Schedule 4.06(d), as of the date hereof, there are no (i) subscriptions, calls, options, warrants, rights (including preemptive rights), puts or other securities convertible into or exchangeable or exercisable for equity securities of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any of its equity securities, (ii) equity equivalents, equity appreciation rights, phantom equity ownership interests or similar rights in the Company, (iii) outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity securities, or (iv) outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, equity securities having the right to vote) on any matter for which the Company’s equityholders may vote. Except as set forth on Schedule 4.06(e), the Company is not party to any stockholders’ agreement, voting agreement, proxy or registration rights agreement, or other similar agreement relating to its equity securities.

Section 4.07    Capitalization of Subsidiaries.

(a)    Schedule 4.07(a) sets forth a list of each of the Subsidiaries of the Company, including (i) its name and jurisdiction of incorporation or formation, (ii) the number of authorized (if applicable), issued and outstanding shares of each class of its capital stock, units, partnership interests or membership interests, as applicable, and (iii) the holder of such shares, units, or interests, as applicable. All of the outstanding equity securities in each Subsidiary of the Company (A) have been duly authorized and validly issued and, if applicable, are fully paid and nonassessable, (B) were issued in compliance in all material respects with the organizational documents of such Subsidiary and applicable Securities Laws, (iv) were not issued in breach or violation of any preemptive rights or Contract, and (v) are owned of record and beneficially by the Persons set forth on Schedule 4.07(a) free and clear of any Liens (other than Permitted Liens and the restrictions under applicable Securities Laws).

(b)    Other than as set forth on Schedule 4.07(a), there are no outstanding (i) securities of any of the Company’s Subsidiaries convertible into or exchangeable for equity securities in such Subsidiary of the Company, (ii) obligations, options, warrants or other rights (including preemptive rights), commitments or arrangements to acquire from any of the Company’s Subsidiaries, or other obligations or commitments of any of the Company’s Subsidiaries to issue, sell or otherwise transfer, any equity securities in, or any securities convertible into or exchangeable for any equity securities in, any Subsidiary of the Company or (iii) equity appreciation rights, “phantom” equity or similar rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity securities in, any Subsidiary of the Company (the items in clauses (a)-(c), in addition to all equity securities in the Company’s Subsidiaries, collectively, “Company Subsidiary Securities”). There are no (A) voting trusts, proxies, equityholders agreements or other similar agreements or understandings to which any Subsidiary of the Company is a party or by which any Subsidiary of the Company is bound with respect to the voting or transfer of any of its equity securities, or (B) obligations or commitments of any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities or make payments in respect of the Company Subsidiary Securities, including based on the value thereof, or to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person. Except for the Company Subsidiary Securities, neither the Company nor any of its Subsidiaries owns any equity securities in, or any interest convertible, exchangeable or exercisable for, any equity securities in, any Person.

Section 4.08    Financial Statements.

(a)    Attached as Schedule 4.08(a) hereto are a true and complete copy of (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2018 and December 31, 2019, and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the periods then ended, (ii) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2020, and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the period then ended, and (iii) the unaudited consolidated balance sheet of the Group Companies as of January 31, 2021 (the “Most Recent Balance Sheet”), and the related unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows for the one (1)-month period then ended (the financial statements described in clauses (i)-(iii), collectively, the “Financial Statements”). The Financial Statements (including the notes thereto) (x) were prepared in accordance with GAAP applied on a consistent basis throughout the period indicated (except as may be indicated in the notes thereto) and (y) fairly present, in all material respects, the financial position, results of operations and cash flows as at the dates thereof and for the periods indicated therein, except as otherwise specifically noted therein or, in the case of any unaudited Financial Statements, for normal and recurring year-end adjustments which are not material in the aggregate.

(b)    Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written complaint or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) Fraud, regardless of whether material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

(c)    Schedule 4.08(c) sets forth sets forth a list of (i) all Indebtedness for borrowed money of the Group Companies as of the date hereof (other than the Company Notes set forth on Section 4.06(d)), together with the outstanding principal balance and all accrued but unpaid interest thereunder as of the date hereof, and (ii) all items of Indebtedness other than those addressed in clause (i)  in an amount of $1,000,000 or more.

Section 4.09    Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liability, debt or obligation, of the kind that would be required to be set forth or reserved for on a balance sheet of the Group Companies (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities, debts or obligations (a) reflected or reserved for in the Financial Statements or disclosed in any notes thereto, (b) that have arisen since the date of the Most Recent Balance Sheet in the ordinary course of business (none of which results from, arises out of or relates to any breach of contract, breach of warranty, tort, infringement or violation of Law), (c) arising under this Agreement and/or the performance by the Company of its obligations hereunder, including transaction expenses, or (d) executory obligations under Contracts (excluding any liabilities directly or indirectly related to a breach of Contract), or (e)  disclosed in the Schedules.

Section 4.10    Litigation and Proceedings. Except as would not be reasonably expected to be material to the Group Companies, taken as a whole, there is no (a) Action pending or, to the knowledge of the Company, threatened in writing, and, to the knowledge of the Company, there is no pending or threatened investigation by a Governmental Authority, against the Company or any of its Subsidiaries,(b) Governmental Order binding on or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or any of their properties, rights, or assets, or (c) unsatisfied judgment or any open injunction binding upon the Company or any of its Subsidiaries.

Section 4.11    Compliance with Laws.

(a)    The Group Companies are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws and Governmental Orders. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice of any material violations of applicable Laws, Governmental Orders or material licenses, approvals, consents, registrations, franchises or permits (the “Permits”) held by the Company or any of its Subsidiaries.

(b)    In the preceding five (5) years, neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, nor to the knowledge of the Company, agents or other Persons acting on their behalf, have taken, directly or indirectly, any act in furtherance of an improper offer, payment, promise to pay, authorization, ratification, solicitation, or acceptance of the payment, directly or indirectly, of any gift, money, payment, contribution or anything of value to or from any Person to secure any improper advantage or to obtain or retain business, or that would otherwise cause the Company or any of its Subsidiaries to be in material violation of Anti-Corruption Laws. In the preceding five (5) years, to the knowledge of the Company, neither the Company nor its Subsidiaries has been subjected to any investigation by a Governmental Authority for material violation of any applicable Anti-Corruption Laws. In the preceding five (5) years, neither the Company nor its Subsidiaries has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Anti-Corruption Law. At all times during the preceding five (5) years, the Group Companies have had in place policies and procedures reasonably designed to prevent their respective directors, officers, employees, agents and other Persons acting on their behalf from undertaking any activity, practice or conduct that would constitute an offense under Anti-Corruption Laws.

(c)    Neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any of their Representatives has violated any applicable Sanctions and Export Control Laws within the last five (5) years, except as would not reasonably be expected to material to the Group Companies, taken as a whole. Neither the Company nor its Subsidiaries has submitted any disclosures or received any written notice that it is subject to any civil or criminal investigation, audit or other inquiry involving or otherwise relating to any alleged or actual violation of Sanctions and Export Control Laws. Neither the Company, its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, officers, managers or employees or any person acting for or at the direction or on behalf of any of them, has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by any Governmental Authority, including OFAC’s Specially Designated Nationals and Blocked Persons List, OFAC’s list of Foreign Sanctions Evaders, OFAC’s Sectoral Sanctions Identifications List, the U.S. Department of Commerce’s Denied Persons List, the U.S. Department of Commerce’s Entity List and the Debarred List maintained by the U.S. Department of State (each, a “Restricted Party List”). To the Company’s knowledge, neither the Company nor any of its Subsidiaries has participated in any transaction in the last five (5) years involving, directly or indirectly, (i) any country against which the United States maintains or has maintained comprehensive economic sanctions or embargoes under Sanctions and Export Control Laws, (ii) any instrumentality, agent, entity, or individual that is acting on behalf of, or directly or indirectly owned or controlled by, any Governmental Authorities of such countries, (iii) nationals of such countries or (iv) any organization, entity or individual appearing on any Restricted Party List at the time of such transaction.

Section 4.12    Contracts; No Defaults.

(a)    Schedule 4.12(a) contains a true and complete listing of all Contracts (other than purchase orders and Government Contracts) described in clauses (i) through (xiv) of this Section 4.12(a) to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party and that are in effect as of the date of this Agreement or by which any of their respective assets are bound (other than Company Benefit Plans) (collectively, the “Material Contracts”). True, complete and correct copies of the Material Contracts have been delivered to or made available to SPAC.

(i)    Each of the Contracts of the Group Companies involving the receipt or payment of amounts, in the aggregate, exceeding $1,000,000 per year;

(ii)    Each Contract that is a definitive purchase and sale or similar agreement for the acquisition of any Person or any material business unit thereof or the disposition of any material assets of the Company or its Subsidiaries since January 1, 2019, in each case, other than sales of goods in the ordinary course of business and Contracts in which the applicable acquisition or disposition has been consummated and there are no material ongoing obligations;

(iii)    Each lease, rental, maintenance, conditional sale or title retention agreement that (x) provides for the leasing or use of any personal property by the Company or any of its Subsidiaries and (y) involves aggregate payments in excess of $1,000,000 in the calendar year ended December 31, 2020;

(iv)    Each Contract requiring the Group Companies to incur capital expenditures after the date of this Agreement in an amount in excess of $1,000,000 in the aggregate;

(v)    Each Contract expressly and materially prohibiting or materially restricting the ability of the Company or its Subsidiaries to engage in any business, to operate in any geographical area or to compete with any Person;

(vi)    Each license agreement with respect to any item of Intellectual Property that is material to the business of the Group Companies, taken as a whole (excluding licenses in respect of click-wrap, shrink-wrap and commercially available “off-the-shelf” software);

(vii)    Each mortgage, indenture, note or other Contract for or relating to any borrowing of money by or from the Company or any of its Subsidiaries, each Contract relating to the placing of a Lien (other than any Permitted Lien) on any material assets of the Company or its Subsidiaries, and each Contract pursuant to which the Company or any of its Subsidiaries guarantees the borrowing of money by any other Person;

(viii)    Each Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value in excess of $1,000,000, other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(ix)    Each Contract involving any resolution or settlement of any actual or threatened Actions or other disputes which has a value greater than $250,000 or imposes continuing obligations on the Company or its Subsidiaries, including injunctive or other non-monetary relief;

(x)    Each Contract with an executive officer of the Company or its Subsidiaries, or any Contract with any other employee or independent contractor of the Company or its Subsidiaries, in each case, that provides for an annual base salary in excess of $250,000 and/or change in control, retention or similar payments;

(xi)    Each Lease;

(xii)    Each Contract with a Significant Supplier;

(xiii)    Each Contract establishing any joint venture, partnership, strategic alliance or other similar collaboration that is material to the business of the Group Companies taken as a whole; and

(xiv)    Each employee collective bargaining Contract with labor unions or similar organizations.

(b)    Except as would not be reasonably expected to be material to the Group Companies, taken as a whole, all of the Material Contracts (including those required to be but not set forth on Schedule 4.12(a)) are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, the other parties thereto, in each case, subject to the Enforceability Exceptions. Neither the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in material breach of, or material default under, any Material Contract. Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice alleging its material breach of, or material default under, any Material Contract, and, to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by the Company or its Subsidiaries or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both).

Section 4.13    Company Benefit Plans.

(a)    Except as would not be reasonably expected to result in a Material Adverse Effect, (i) each Company Benefit Plan has been administered in accordance with its terms and all applicable Laws and (ii) all contributions required to be made or premiums required to be paid with respect to a Company Benefit Plan on or before the date hereof have been made or paid, as applicable.

(b)    Neither the Company, its Subsidiaries nor any ERISA Affiliates of any of the foregoing has ever been a participating employer in or had any obligation to contribute to a (i) defined benefit pension plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430, 431 or 432 of the Code, (ii) “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(c)    Each Company Benefit Plan intended to qualify under Section 401(a) of the Code either has received a determination letter or opinion letter from the Internal Revenue Service which remains currently in effect stating that the form of such plan is so qualified or has a period of time remaining under the applicable Treasury Regulations and IRS pronouncements in which to apply for and obtain such a determination letter, and nothing has occurred to the knowledge of the Company that would result in the revocation of such qualification.

(d)    Except as would not be reasonably expected to result in a Material Adverse Effect, no Company Benefit Plan is currently under examination by any governmental agency, and there are no pending or, to the knowledge of the Company, threatened claims, actions, proceedings or litigations by or on behalf of any Company Benefit Plan, any employee or beneficiary covered under any Company Benefit Plan, any governmental agency, or otherwise, in each case involving any Company Benefit Plan (other than routine claims for benefits).

(e)    No Company Benefit Plan provides post-retirement medical benefits, post-retirement death benefits or other post-retirement welfare benefits, except to the extent of the continuation coverage rules as provided under Section 4980B of the Code or Sections 601 through 608 of ERISA (“COBRA”) or any other similar applicable Law.

(f)    Except as would not result in a Material Adverse Effect, the Company, its Subsidiaries and each Company Benefit Plan that is a group health plan is in compliance with the COBRA and the Patient Protection and Affordable Care Act and no penalties under Sections 4980B or 4980H of the Code and the regulations thereunder are assessable against the Company or its Subsidiaries.

(g)    Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions will (whether alone or in connection with any subsequent event) (i) result in the acceleration or creation of any rights of any Person to payments or benefits or increases in any payments or benefits under any material Company Benefit Plan or (ii) cause the Company or any of its Subsidiaries to incur any material liability as a result of any severance pay or any increase in severance pay upon any termination of employment.

Section 4.14    Labor Matters.

(a)    Except as set forth on Schedule 4.14(a), neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union, labor organization, works council, employee delegate, representative or other employee collective group, nor to the knowledge of the Company is there any duty on the part of the Company or its Subsidiaries to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Except as set forth on Schedule 4.14(a), to the knowledge of the Company, none of the Company’s or any of its Subsidiaries’ employees are represented by any labor organization or works council with respect to their employment with the Group Companies. To the knowledge of the Company (i) there are no activities or proceedings of any labor organization to organize any of the Company’s or any of its Subsidiaries’ employees and (ii) since January 1, 2019, there has been no actual or threatened unfair labor practices charge, labor dispute, grievance, arbitration, or strike, slowdown, concerted refusal to work overtime, or work stoppage against the Company or any of its Subsidiaries.

(b)    The Group Companies are, and since January 1, 2019 have been, in material compliance with all applicable Laws regarding employment and employment practices, including all Laws respecting terms and conditions of employment, hiring, termination of employment, health and safety, employee classification, non-discrimination, wages and hours, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues, the proper classification of employees and independent contractors, the proper classification of exempt and non-exempt employees, and unemployment insurance. As of the date hereof, no employee layoff, facility closure or shutdown (whether voluntary or by order of a Governmental Authority), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Company or any of its Subsidiaries has occurred within the past six (6) months or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, order of a Governmental Authority, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, order of a Governmental Authority, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19. To the Company’s knowledge, the Company or its Subsidiaries has on file an I-9 for each of their employees to the extent required by Law. Since January 1, 2019, to the knowledge of the Company, there have been no employment discrimination or employment harassment allegations raised, brought, threatened, or settled relating to any officer, director, or executive of the Company or any of its Subsidiaries.

(c)    The Group Companies have paid in full to all of their employees and former employees, officers, directors and consultants all wages, salaries, commissions, bonuses and other compensation due and payable to such personnel, including overtime compensation and severance payments, but excluding arrearages in accordance with their customary payroll practices.

(d)     To the knowledge of the Company, no employee of the Company or its Subsidiaries is in any material respect in violation of any nondisclosure obligation, fiduciary duty, non-competition and/or non-solicitation agreement, assignment of invention covenant or restrictive covenant of any kind to (i) the Company or its Subsidiaries or (ii) to the employee’s former employer relating to (A) the right of the employee to be employed by the Company or its Subsidiaries, or (B) the use of trade secrets or proprietary information of the employee’s former employer(s).

(e)    There are no pending or, to the knowledge of the Company, threatened claims, actions, proceedings or litigation by any current or former employee or applicant for employment against the Company or its Subsidiaries or any examination, investigation, audit or review by any governmental agency of the employment procedures and practices of the Company or its Subsidiaries.

Section 4.15    Taxes.

(a)    All material Tax Returns required by Law to be filed by the Company or its Subsidiaries have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)    All material amounts of Taxes due and owing by the Group Companies have been paid. Since the date of the Most Recent Balance Sheet neither the Company nor any of its Subsidiaries have incurred any material Tax liability outside the ordinary course of business.

(c)    Each of the Group Companies has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority; and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d)    Neither the Company nor any of its Subsidiaries is engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of the Company, as of the date hereof, no such claims have been threatened. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a material Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of the Company or any of its Subsidiaries and no written request for any such waiver or extension is currently pending.

(e)    No Subsidiary of the Company that is incorporated in the United States has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Income Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) since January 1, 2019.

(f)    Neither the Company nor any of its Subsidiaries has been a party to any (i) “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law), (ii) “transaction of interest,” within the meaning of Treasury Regulations Section 1.6011-4(b)(6) (or any similar provision of state, local or foreign Law), (iii) any transaction that is “substantially similar” (within the meaning of Treasury Regulations Section 1.6011-4(c)(4) or any similar provision of state, local or foreign Law) to a “listed transaction” or “transaction of interest” or (iv) any other transaction that required or will require the filing of Internal Revenue Service Form 8886 (or any similar filing under state, local or foreign Law).

(g)    Except with respect to deferred revenue collected by the Group Companies in the ordinary course of business, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) prepaid amount received on or prior to the Closing.

(h)    There are no Liens with respect to Taxes on any of the assets of the Group Companies, other than Permitted Liens.

(i)    Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor, (iii) by Contract or (iv) otherwise by operation of Law (except, in each case, for liabilities pursuant to commercial contracts not primarily related to Taxes).

(j)    Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person (other than the Company or its Subsidiaries) under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k)    Neither the Company nor any of its Subsidiaries has created a permanent establishment in any country other than the country in which it is established.

(l)    Neither Company nor any of its Subsidiaries or Affiliates has any knowledge of any fact or circumstance that would prevent the Merger, or, if applicable, the Alternative Transaction Structure, from qualifying for the Intended Tax Treatment.

Section 4.16    Insurance. Except as would not be reasonably expected to result in a Material Adverse Effect: (a) all of the policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance, as applicable (collectively, the “Policies”) held by, or for the benefit of, the Company or any of its Subsidiaries with respect to policy periods that include the date of this Agreement and/or the Closing Date are in full force and effect and all premiums due and payable thereon have been paid in full, (b) neither the Company nor any of its Subsidiaries has received a written notice of cancellation of any of the Policies or of any changes that are required in the conduct of the business of the Company or any of its Subsidiaries as a condition to the continuation of coverage under, or renewal of, any of the Policies, other than in connection with normal annual renewal activities and insurance program management and changes arising from the consummation of the transactions contemplated hereby, and (c) no claim by the Company or its Subsidiaries is pending under any Policy as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof. True, correct and complete copies, or comprehensive summaries, of the Policies have been made available to SPAC.

Section 4.17    Permits. Each of the Group Companies holds all Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not reasonably be expected to have a Material Adverse Effect. The operation of the business of the Group Companies as currently conducted is not in material violation of, nor is the Company or any of its Subsidiaries in material default or material violation under, any material Permit. Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Permit is in full force and effect in accordance with its terms and (ii) no written notice of revocation, cancellation or termination of any Permit has been received by the Company or its Subsidiaries. Notwithstanding the foregoing, this Section 4.17 shall not apply to Communications Authorizations, which are addressed in Section 4.28.

Section 4.18    Property.

(a)    Neither the Company nor any of its Subsidiaries owns any real property or is party to any agreement or option to purchase any real property or interest therein.

(b)    Schedule 4.18(b) lists the address of each Leased Real Property as of the date hereof. Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, the Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to Permitted Liens. Except as set forth on Schedule 4.18(b), neither the Company nor its Subsidiaries has entered into any sublease granting any Person the right to use or occupy any Leased Real Property which is still in effect. Neither the Company nor any of its Subsidiaries is in material default or violation of, or not in material compliance with, any legal requirements applicable to its occupancy of the Leased Real Property. As of the date hereof, the Leased Real Property identified on Schedule 4.18(b) comprises all of the material real property used in the business of the Group Companies on a permanent basis as it is currently conducted.

(c)    Except as would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) the Group Companies own and have good title to, or a valid leasehold interest in or license to use, the material equipment, tangible personal property and tangible assets, in each case, reflected on the books and records of the Group Companies or thereafter acquired, free and clear of all Liens other than Permitted Liens, and (ii) all of such tangible assets necessary for the conduct of the respective businesses of the Group Companies are (A) in normal operating condition and repair, ordinary wear and tear excepted, (B) not in need of maintenance or repair, except for ordinary routine maintenance or repairs, and (C) adequate and sufficient for the continuing conduct of the business of the Group Companies as currently conducted.

Section 4.19    Intellectual Property and IT Security.

(a)    Schedule 4.19(a) lists each patent, registered trademark, registered service mark or material domain name owned by the Company or any of its Subsidiaries as of the date of this Agreement for which applications have been filed or registrations or patents have been obtained as of the date of this Agreement. Except as set forth on Schedule 4.19(a), each such item is subsisting and unexpired and, to the knowledge of the Company, valid and enforceable. To the knowledge of the Company, the Company or one of its Subsidiaries owns or has the right to use, all material Intellectual Property used in the operation of the business of the Group Companies, as conducted of the date of this Agreement, except for such Intellectual Property with respect to which the lack of such ownership, license or right to use would not reasonably be expected to be material to the Group Companies, taken as a whole.

(b)    To the knowledge of the Company, as of the date of this Agreement the Group Companies are not infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person, and have not infringed upon, misappropriated, or otherwise violated any Intellectual Property rights of any Person, except for such infringements, misappropriation, dilutions and other violations that would not reasonably be expected to be material to the Group Companies, taken as a whole. To the knowledge of the Company, no third party is infringing upon, misappropriating or otherwise violating any Intellectual Property of the Company or any of its Subsidiaries, except for such infringements, misappropriations, dilutions and other violations that would not reasonably be expected to be material to the Group Companies, taken as a whole. To the knowledge of the Company, the Group Companies have not received from any Person at any time after January 1, 2019 any notice that the Company or any of its Subsidiaries is infringing upon, misappropriating or otherwise violating any Intellectual Property rights of any Person.

(c)    The Group Companies take, and since January 1, 2019 have taken, commercially reasonable actions and measures to protect and maintain (i) the ownership and confidentiality of their material proprietary Intellectual Property and (ii) the security, confidentiality, continuous operation and integrity of their IT Systems and Software (and all confidential data stored therein or transmitted thereby). The Group Companies have back-up and disaster recovery arrangements for the continued operation of their business in the event of a failure of its IT Systems that are, in the reasonable determination of the Company’s management team, commercially reasonable and in accordance with standard industry practice.

(d)    To the knowledge of the Company, since January 1, 2019 there have been no unauthorized intrusions or breaches of security that has resulted in unauthorized use of, or access to, the IT Systems that, pursuant to any applicable Law, would require the Company or a Subsidiary to notify customers or employees of such breach or intrusion.

(e)    The Company’s and its Subsidiaries’ collection, use, disclosure, storage and transfer of Personal Information complies in all material respects with, and since January 1, 2019 have complied in all material respects with, (i) any privacy and data security requirements of any Contract to which any of them is a party, (ii) any of their published privacy policies and (iii) any applicable Privacy Laws. The execution, delivery and performance of the transactions contemplated by this Agreement do not violate the Company’s privacy policy as it currently exists or, to the extent any previous privacy policy of the Company remains applicable to Personal Information maintained by the Company or its Subsidiaries, as such previous privacy policy existed at any time since January 1, 2019. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole, the Group Companies have not, since January 1, 2019, received any complaints, notices of investigation, or claims from any consumers, governmental regulators, or other entities, nor, to the knowledge of the Company, have any such complaints, investigations, or claims been threatened against them, in each case, alleging any violation of Privacy Laws by the Company or its Subsidiaries. To the Company’s knowledge, the Group Companies have not, since January 1, 2019, experienced any data breaches or other data incidents that have resulted in unauthorized use of, or access to, Personal Information in the possession and control of the Company or its Subsidiaries.

Section 4.20    Environmental Matters.

(a)    The Group Companies are, and since January 1, 2019 have been, in compliance with all applicable Environmental Laws, except as would be reasonably be expected to have a Material Adverse Effect.

(b)    Each of the Group Companies holds all Permits that are required under applicable Environmental Laws to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not reasonably be expected to have a Material Adverse Effect.

(c)    Since January 1, 2019, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority of any material violations of applicable Environmental Laws or any material violations concerning any Hazardous Materials.

(d)    To the knowledge of the Company, there has been no release of, or exposure of any Person to, any Hazardous Materials at, in, on or under any Leased Real Property or in connection with the Company’s or its Subsidiaries’ operations off-site of the Leased Real Property, except as would not reasonably be expected to require investigation or remediation or result in the incurrence of material liability, in each case, pursuant to Environmental Law.

Section 4.21    Absence of Changes. Since the date of the Most Recent Balance Sheet through the date hereof, except (i) as set forth on Schedule 4.21, (ii) for any actions taken in response to COVID-19 Measures and (iii) in connection with the transactions contemplated by this Agreement and the Transaction Agreements:

(a)    no Material Adverse Effect has occurred;

(b)    the Group Companies have carried on their respective businesses and operated their properties in all material respects in the ordinary course of business; and

(c)    neither the Company nor any of its Subsidiaries has taken any action that, were it to be taken after the date hereof, would require the prior written consent of SPAC pursuant to Section 6.01(a), Section 6.01(b), Section 6.01(d), Section 6.01(e), Section 6.01(g), Section 6.01(h), Section 6.01(j), Section 6.01(k), Section 6.01(l), Section 6.01(n), Section 6.01(o), or Section 6.01(p) (to the extent related to any of the foregoing).

Section 4.22    Brokers’ Fees(a) . Except as set forth on Schedule 4.22, no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company or any of its Subsidiaries.

Section 4.23    Related Party Transactions(a) . Except for the Contracts and transactions set forth on Schedule 4.23, there are no Contracts or transactions between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (other than the Group Companies), officer, director or senior management-level employee of the Company or any of its Subsidiaries or, to the knowledge of the Company, any immediate family member of any officer, director or senior management-level employee of the Company or any of its Subsidiaries, on the other hand, except for employment agreements, Company Benefit Plans and Contracts with respect to such Person’s status as a holder of Company Capital Stock, Company Notes, Company Warrants or Company Options. No Affiliate, officer, director or senior management-level employee of the Company or any of its Subsidiaries or, to the knowledge of the Company, any immediate family member of any officer, director or senior management-level employee of the Company or any of its Subsidiaries (a) owns any material interest in any material asset or property used by the Group Companies in the conduct of their business as currently conducted or (b) owes any material amount to, or is owed any material amount by, the Company or its Subsidiaries (other than ordinary course accrued compensation, employee benefits, and expense reimbursements).

Section 4.24    Customers and Suppliers.

(a)    Schedule 4.24(a) sets forth for the twelve (12) months ended December 31, 2020 each of the (i) customers of the Group Companies, that have generated at least $1,000,000 of revenue for the Group Companies (collectively, the “Significant Customers”), and (ii) suppliers of the Group Companies, to which the Company or its Subsidiaries have paid at least $1,000,000 (collectively, the “Significant Suppliers”). Since January 1, 2019, there have not been any material disputes between the Group Companies and any of the Significant Customers or the Significant Suppliers.

(b)    Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any written notice that (i) any of the Significant Customers or the Significant Suppliers intends to stop, or materially decrease the rate of, its business with the Group Companies after the Closing, or (ii) there has been or will be any material adverse change in the price of such goods, services or rights provided to or by any such Significant Customer or Significant Supplier, as applicable, or that any such Significant Customer or Significant Supplier will not provide or require such goods, services or rights, as applicable, at any time on or after the Closing Date on terms and conditions substantially similar to the current terms applicable to such Significant Customer’s or Significant Supplier’s dealings with the Group Companies or its or their respective Affiliates, subject to customary price increases consistent with past practices. To the knowledge of the Company, no Significant Customer or Significant Supplier has threatened the Company or its Subsidiaries in writing or orally that it will take any action described in the preceding sentence as a result of the consummation of the transactions contemplated by this Agreement and the Transaction Agreements.

Section 4.25    Accounts Receivable. Except as set forth on Schedule 4.25, all accounts receivable of the Group Companies that are reflected on the Most Recent Balance Sheet or that arise thereafter represent valid obligations arising from sales actually made or services actually performed in the ordinary course of business. All reserves for the collection of such accounts receivable were calculated in accordance with GAAP. To the knowledge of the Company, there is no material contest, claim or right of set-off, other than returns in the ordinary course of business, relating to the amount or validity of any such account receivable.

Section 4.26    Satellites. Since January 1, 2019, there have been no incidents or anomalies experienced by any Satellite currently in orbit, except as would not have a material adverse effect on the business of the Group Companies taken as a whole.

Section 4.27    Governmental Contracts. Except as would not be reasonably expected to result in material liability to the Group Companies or otherwise materially interfere with the conduct of the business of the Group Companies in the manner currently conducted, (i) each Government Contract to which the Company or its Subsidiaries is a party was legally awarded, is binding on the Company or its applicable subsidiary, and is in full force and effect, (ii) to the knowledge of the Company, no such Government Contract or Government Bid made by the Company or any of its Subsidiaries to any Governmental Authority or any prime contractor is currently the subject of bid or award protest proceedings, (iii) the Group Companies are in compliance with the terms and conditions of each such Government Contract or Government Bid, (iv) since January 1, 2015, neither the Governmental Authority nor any prime contractor or subcontractor has notified the Company or any of its Subsidiaries in writing that it has, or is alleged to have, breached or violated any applicable Law, representation, certification, disclosure, clause, provision or requirement pertaining to any such Government Contract or Government Bid, (v) since January 1, 2015, neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Authority with respect to any alleged irregularity, misstatement, omission, fraud or price charging, or other violation of applicable Law, arising under or relating to a Government Contract and (vi) none of the Company, any of its Subsidiaries or any of their respective “Principals” (as defined in Federal Acquisition Regulation 52.209-5) has been debarred, suspended or excluded, or to the knowledge of the Company, proposed for debarment, suspension or exclusion, from participation in or the award of contracts or subcontracts for or with any Governmental Authority or doing business with any Governmental Authority.

Section 4.28    Spectrum License Matters.

(a)    The Company or one of its Subsidiaries (i) is the authorized legal holder of the licenses, permits, authorizations and similar authorities granted by the FCC listed on Schedule 4.28(a) (the “FCC Authorizations”), (ii) has the rights and interests to the FCC Authorizations including the rights to use the radio frequencies set forth on the FCC Authorizations subject to the sharing requirements set forth under the Communications Act of 1934, as amended (the “Communications Act”), and the rules, regulations, orders, decisions, and policies of the FCC, including the rules, regulations, orders, decisions and policies pertaining to eligibility to hold the FCC Authorizations (“FCC Law”), and (iii) holds such FCC Authorizations and rights and interests thereto free and clear of all Liens, outstanding rights of first refusal, options, or similar rights relating to the FCC Authorizations or to the use of the radio frequencies specified on the FCC Authorization, other than (x) as specified in the FCC Authorizations or under FCC Law or (y) where the failure to hold any such authorization has not and would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. All of the FCC Authorizations are valid and in full force and effect, have not been revoked, suspended, canceled, rescinded or terminated, and have not expired other than as indicated in Schedule 4.28(a). The Company has no reason to believe that any FCC Authorization will not be renewed in the ordinary course, except where the failure to hold any such authorization has not and would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. The Group Companies hold valid equipment authorizations from the FCC to the extent required for any equipment used in or necessary for the operation of the business of the Group Companies, except where the failure to hold any such authorization has not and would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole. Neither the Company nor its Subsidiaries has received any formal or informal written notice or communication indicating that the FCC is considering revoking, suspending, canceling, rescinding, terminating or otherwise impairing the FCC Authorizations or that any third party is seeking such action. The FCC Authorizations are not subject to any conditions other than those imposed by FCC Law and those appearing on the face of the FCC Authorizations themselves. As of the date of this Agreement, the FCC Authorizations constitute all of the FCC licenses, permits, authorizations and similar authority necessary for the conduct of the business of the Group Companies as presently conducted, except where the failure to hold any such licenses, authorizations and approvals has not and would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies, taken as a whole.

(b)    The operations of the Group Companies are currently conducted in material compliance with FCC Law, including those relating to the provision of telecommunications, telecommunications services, enhanced services and information services with respect to the FCC Authorizations and the radio frequencies specified on such FCC Authorizations. To the knowledge of the Company, no material violation on the part of the Company or its Subsidiaries under any FCC Law has occurred. The Group Companies have filed or remitted all material notifications, reports, filings, fee payments, contributions or similar submissions required to be filed or remitted by the Group Companies to the FCC or any of its administrators. All such submissions are accurate and complete in all material respects.

(c)    The Company or one of its Subsidiaries is the authorized legal holder of the licenses, permits, authorizations and similar authorities granted by foreign licensing Governmental Authorities that regulate communications by radio, television, wire, satellite or cable listed on Schedule 4.28(c) (the “International Communications Authorizations” and collectively with the FCC Authorizations, the “Communications Authorizations”).

Section 4.29    Registration Statement/Proxy Statement. None of the information relating to the Company or its Subsidiaries supplied (or to be supplied) by the Company or its Subsidiaries, or by any other Person acting on behalf of the Company or its Subsidiaries, for inclusion in the Registration Statement/Proxy Statement will, as of the date the Registration Statement/Proxy Statement (or any amendment or supplement thereto) is first mailed to the Pre-Closing SPAC Holders, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.30    Investigation; No Other Representations. The Company acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of SPAC and Merger Sub and has been afforded satisfactory access to the books and records, facilities and personnel of SPAC and Merger Sub for purposes of conducting such investigation. In entering into this Agreement and the Transaction Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the SPAC Representations and no other representations or warranties of SPAC, Merger Sub or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the SPAC Representations, neither SPAC nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby.

Section 4.31    Exclusivity of Representations and Warranties. Notwithstanding the delivery or disclosure to SPAC, Merger Sub or any of their respective Representatives of any documentation or other information (including financial projections or other supplemental data) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby and except for the Company Representations, the Company has not made any other express or implied representation or warranty with respect to the Company, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Group Companies or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to the Company or its respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any of SPAC or Merger Sub, and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of the Company (or its Subsidiaries), or the quality, quantity or condition of the Company’s, or its Subsidiaries’ assets) are specifically disclaimed by the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC

Except as set forth in the Schedules to this Agreement or in the SEC Reports filed by SPAC prior to the date hereof (excluding any disclosures in such SEC Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature); provided, however, that nothing set forth in or disclosed in the SEC Reports filed by SPAC will qualify, or be deemed to qualify, the representations and warranties set forth in Section 5.02 (Due Authorization), Section 5.06 (Financial Ability; Trust Account), Section 5.07 (Brokers’ Fees), Section 5.09(c) (Business Activities) Section 5.12 (Capitalization) and Section 5.16 (Related Party Transactions), SPAC represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:

Section 5.01    Corporate Organization. Each of SPAC and Merger Sub is duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware. Each of SPAC and Merger Sub has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted, except where such failure to have such corporate power and authority would not reasonably be expected to be material to SPAC or Merger Sub. The copies of the SPAC Organizational Documents and the Merger Sub Organizational Documents previously delivered by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. Each of SPAC and Merger Sub is, and at all times has been, in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in the SPAC Organizational Documents and the Merger Sub Organizational Documents, respectively. Each of SPAC and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be material to SPAC or Merger Sub.

Section 5.02    Due Authorization.

(a)    Each of SPAC and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each Transaction Agreement to which it is a party and, with respect to SPAC, upon receipt of approval of the SPAC Stockholder Matters by the Pre-Closing SPAC Holders holding at least a majority of the outstanding SPAC Common Stock (the “SPAC Minimum Holders”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and such Transaction Agreements and the consummation of the transactions contemplated hereby and thereby have been duly, validly and unanimously authorized and approved by the board of directors of SPAC and Merger Sub and, except with respect to SPAC for approval of the SPAC Stockholder Matters by the SPAC Minimum Holders, no other corporate proceeding on the part of SPAC or Merger Sub is necessary to authorize this Agreement or such Transaction Agreements or the performance hereunder or thereunder by SPAC or Merger Sub. This Agreement has been, and each Transaction Agreement to which SPAC or Merger Sub, as applicable, will be party will be, duly and validly executed and delivered by SPAC or Merger Sub, as applicable, and, assuming due authorization and execution by each other Party hereto and thereto, this Agreement constitutes, and each such Transaction Agreement to which SPAC or Merger Sub, as applicable, will be party, will constitute a legal, valid and binding obligation of SPAC or Merger Sub, as applicable, enforceable against SPAC or Merger Sub, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.

(b)    The approval of the SPAC Minimum Holders of the SPAC Stockholder Matters are the only votes of any of SPAC’s capital stock necessary in connection with the entry into this Agreement by SPAC, the consummation of the transactions contemplated hereby, including the Merger.

(c)    The board of directors of SPAC, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (i) determined that it is in the best interests of SPAC and the stockholders of SPAC, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL, (ii) determined that the fair market value of the Company is equal to at least 80% of the amount held in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) as of the date hereof, (iii) approved the transactions contemplated by this Agreement as a Business Combination (as defined in the Certificate of Incorporation), (iv) adopted a resolution recommending that the plan of merger set forth in this Agreement be adopted by the stockholders of SPAC, and (v) and adopted a resolution recommending each of the SPAC Stockholder Matters to the Pre-Closing SPAC Holders.

Section 5.03    No Conflict. The execution, delivery and performance of this Agreement and any Transaction Agreement to which SPAC or Merger Sub is a party by SPAC or Merger Sub, respectively, and, upon receipt of the approval of the SPAC Stockholder Matters by the SPAC Minimum Holders, the consummation of the transactions contemplated hereby or by any Transaction Agreement do not and will not (a) conflict with or violate any provision of, or result in the breach of the SPAC Organizational Documents or the Merger Sub Organizational Documents, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to SPAC or Merger Sub, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which SPAC or Merger Sub is a party or by which any of SPAC’s or Merger Sub’s assets or properties may be bound, or (d) result in the creation of any Lien upon any of the properties or assets of SPAC or Merger Sub, except, in the case of clauses (b), (c) and (d) above, for such violations, conflicts, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to materially interfere with, prevent or materially delay the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement and the Transaction Agreements.

Section 5.04    Litigation and Proceedings. Except as would not be reasonably expected to be material to SPAC or Merger Sub, there are no pending or, to the knowledge of SPAC, threatened in writing, Actions and, to the knowledge of SPAC, there are no pending or threatened investigations, in each case, against SPAC or Merger Sub, including any condemnation or similar proceedings, which, if determined adversely, would reasonably be expected to materially interfere with, prevent or materially delay the ability of SPAC or Merger Sub to enter into and perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement and the Transaction Agreements. There is no unsatisfied judgment or any open injunction binding upon SPAC or Merger Sub, except as would not reasonably be expected to be material to SPAC or Merger Sub.

Section 5.05    Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of SPAC or Merger Sub with respect to the execution or delivery of this Agreement or any Transaction Agreement to which SPAC or Merger Sub is a party or the consummation of the transactions contemplated hereby or thereby, except for (a) compliance with any applicable requirements of the HSR Act, (b) compliance with applicable requirements of the Communications Act and requirements of foreign Governmental Authorities related to the International Communications Authorizations, (c) those listed on Schedule 5.05, (d) applicable requirements of the Stock Exchange and Securities Laws, and (e) the filing of the Certificate of Merger.

Section 5.06    Financial Ability; Trust Account.

(a)    As of the date hereof, there is at least $230,008,854.65 invested in a trust account (the “Trust Account”), maintained by the Exchange Agent, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated as of September 9, 2020, by and between SPAC and the Trustee (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the SPAC Organizational Documents and SPAC’s final prospectus dated September 9, 2020. Amounts in the Trust Account are invested in United States Government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended. SPAC has performed all material obligations required to be performed by it under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. There are no claims or proceedings pending with respect to the Trust Account. Since September 9, 2020, SPAC has not released any money from the Trust Account (other than interest income earned on the principal held in the Trust Account as permitted by the Trust Agreement). As of the Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and, as of the Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the transactions contemplated hereby. Following the Effective Time, no stockholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such stockholder shall have elected to tender its shares of SPAC Common Stock for redemption pursuant to the SPAC Stockholder Redemption. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. The Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified in any respect and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by SPAC or, to the knowledge of SPAC, by the Trustee. There are no side letters and there are no Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SEC Reports to be inaccurate or (ii) entitle any Person (other than Pre-Closing SPAC Holders who shall have elected to redeem their shares of SPAC Common Stock pursuant to the SPAC Stockholder Redemption or the underwriters of SPAC’s initial public offering in respect of their Deferred Discount (as defined in the Trust Agreement)) to any portion of the proceeds in the Trust Account.

(b)    Assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its respective obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or that the funds available in the Trust Account will not be available to SPAC on the Closing Date.

(c)    SPAC does not have, or have any present intention, agreement, arrangement or understanding to enter into or incur, any obligations with respect to or under any Indebtedness.

Section 5.07    Brokers’ Fees. Except fees described on Schedule 5.07 (including the amounts owed with respect thereto), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee, underwriting fee, deferred underwriting fee, commission or other similar payment in connection with the transactions contemplated by this Agreement based upon arrangements made by SPAC or any of its Affiliates, including the Sponsors.

Section 5.08    SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a)    SPAC has filed in a timely manner all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since September 9, 2020 (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the

“SEC Reports”). None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of SPAC’s operations and cash flows for the respective periods then ended. SPAC has no material off-balance sheet arrangements that are not disclosed in the SEC Reports.

(b)    SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(c)    SPAC has established and maintained a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP.

(d)    There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)    Neither SPAC (including any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by SPAC, (ii) any Fraud, whether or not material, that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (iii) any claim or allegation regarding any of the foregoing.

(f)    To the knowledge of SPAC, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the SEC Reports. To the knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.09    Business Activities.

(a)    Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination (as defined in the Certificate of Incorporation). Except as set forth in the SPAC Organizational Documents or Merger Sub Organizational Documents, as applicable, there is no agreement, commitment or Governmental Order binding upon SPAC or Merger Sub, as applicable, or to which SPAC or Merger Sub, as applicable, is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or Merger Sub, as applicable, or any acquisition of property by SPAC or Merger Sub, as applicable, or the conduct of business by SPAC or Merger Sub, as applicable, as currently conducted or as contemplated to be conducted as of the Closing, other than such effects as would not reasonably be expected to be material to SPAC and Merger Sub.

(b)    Except for this Agreement and the Transactions, neither SPAC nor Merger Sub (i) owns or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity or (ii) has any interests, rights, obligations or liabilities with respect to, and is not party to or bound by, nor are its assets or property subject to, directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination (as defined in the Certificate of Incorporation).

(c)    There is no liability, debt or obligation against SPAC or Merger Sub, except for liabilities, debts and obligations (i) reflected or reserved for on SPAC’s balance sheet contained in its Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2020 (the “SPAC Most Recent Balance Sheet”) or disclosed in the notes thereto (other than any such liabilities, debts and obligations not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SPAC and Merger Sub, taken as a whole), (ii) that have arisen since the date of the SPAC Most Recent Balance Sheet in the ordinary course of the operation of business of SPAC (other than any such liabilities, debts and obligations as are not and would not be, in the aggregate, material to SPAC and Merger Sub, taken as a whole), (iii) disclosed in the Schedule 5.09 or (iv) incurred in connection with or contemplated by this Agreement and/or the Transactions.

Section 5.10    Employees. Other than any officers as described in the SEC Reports, SPAC and its Subsidiaries have never employed any employees or retained any contractors. SPAC and its Subsidiaries have never maintained, sponsored, contributed to or had any direct liability under, and do not currently maintain, sponsor, contribute to or have any direct liability under, any SPAC Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any current or former director, officer, employee or individual consultant of SPAC or Merger Sub, or (ii) result in the acceleration of the time of payment or vesting of any such benefits (whether payable pursuant to a SPAC Benefit Plan or otherwise). The transactions contemplated by this Agreement shall not be the direct or indirect cause of any amount paid or payable by SPAC, its Subsidiaries or any of their Affiliates being classified as an “excess parachute payment” under Section 280G of the Code or the imposition of any additional Tax under Section 4999 or 409A(a)(1)(B) of the Code. There is no contract, agreement, plan or arrangement to which SPAC or any of its Subsidiaries is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person, including under Section 4999 or 409A of the Code.

Section 5.11    Tax Matters.

(a)    All material Tax Returns required by Law to be filed by SPAC and Merger Sub have been filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)    All material amounts of Taxes due and owing by SPAC and Merger Sub have been paid, and since their respective dates of formation neither SPAC nor Merger Sub has incurred any material Tax liability outside the ordinary course of business.

(c)    Each of SPAC and Merger Sub has (i) withheld and deducted all material amounts of Taxes required to have been withheld or deducted by it in connection with amounts paid or owed to any employee, independent contractor, creditor, shareholder or any other third party, (ii) remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authority and (iii) complied in all material respects with applicable Law with respect to Tax withholding.

(d)    Neither SPAC nor Merger Sub has engaged in any material audit, administrative proceeding or judicial proceeding with respect to Taxes. Neither SPAC nor Merger Sub has received any written notice from a Governmental Authority of a dispute or claim with respect to a material amount of Taxes, other than disputes or claims that have since been resolved, and to the knowledge of SPAC, no such claims have been threatened. No written claim has been made, and to the knowledge of SPAC, no oral claim has been made, since January 1, 2019, by any Governmental Authority in a jurisdiction where SPAC or Merger Sub, as applicable, does not file a Tax Return that SPAC or Merger Sub, as applicable, is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of SPAC or Merger Sub and no written request for any such waiver or extension is currently pending.

(e)    Neither SPAC, Merger Sub nor any of their respective predecessors has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for Income Tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) since January 1, 2019.

(f)    Neither SPAC nor Merger Sub has been a party to any (i) “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law), (ii) “transaction of interest,” within the meaning of Treasury Regulations Section 1.6011-4(b)(6) (or any similar provision of state, local or foreign Law), (iii) any transaction that is “substantially similar” (within the meaning of Treasury Regulations Section 1.6011-4(c)(4) or any similar provision of state, local or foreign Law) to a “listed transaction” or “transaction of interest” or (iv) any other transaction that required or will require the filing of Internal Revenue Service Form 8886 (or any similar filing under state, local or foreign Law).

(g)    Neither SPAC nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (ii) any “closing agreement” with respect to Taxes with a Governmental Authority executed on or prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; or (iv) prepaid amount received on or prior to the Closing.

(h)    There are no Liens with respect to Taxes on any of the assets of SPAC or Merger Sub, other than Permitted Liens.

(i)    Neither SPAC nor Merger Sub has material liability for the Taxes of any Person (i) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), (ii) as a transferee or successor or (iii) by Contract or otherwise (except, in each case, for liabilities pursuant to commercial contracts not primarily relating to Taxes).

(j)    Neither SPAC nor Merger Sub is a party to, or bound by, or has any material obligation to any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreement (except, in each case, for any such agreements that are commercial contracts not primarily relating to Taxes).

(k)    Neither SPAC nor Merger Sub nor any of their Affiliates has any knowledge of any fact or circumstance that would prevent the Merger, or, if applicable, the Alternative Transaction Structure, from qualifying for the Intended Tax Treatment.

Section 5.12    Capitalization.

(a)    As of the date hereof, the authorized capital stock of SPAC consists of (x) 110,000,000 shares of SPAC Common Stock (100,000,000 of which are classified as SPAC Class A Common Stock and 10,000,000 of which are classified as SPAC Class B Common Stock), of which 28,750,000 shares of SPAC Common Stock (consisting of 23,000,000 shares of SPAC Class A Common Stock and 5,750,000 shares of SPAC Class B Common Stock) are issued and outstanding, and (y) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which none are issued and outstanding. As of the date of this Agreement, 18,100,000 shares of SPAC Class A Common Stock are reserved for issuance under the SPAC Warrants. All of the issued and outstanding shares of SPAC Common Stock and the SPAC Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with the SPAC Organizational Documents and applicable Law, (iii) were not issued in breach or violation of any preemptive rights or Contract and (iv) are fully vested and not otherwise subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code. As of the date hereof, SPAC has issued 18,100,000 SPAC Warrants that entitle the holder thereof to purchase SPAC Class A Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Public Warrant Agreement or the Private Warrant Agreement, as applicable. All of the shares of SPAC Common Stock to be issued pursuant to the terms of this Agreement (x) will be duly authorized and validly issued and will be fully paid and nonassessable, (y) will be issued in compliance in all material respects with the SPAC Organizational Documents and applicable Law, and (z) will not be issued in material breach or violation of any preemptive rights or Contract.

(b)    Except for this Agreement and the SPAC Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or other equity securities of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity securities in, or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in the SPAC Organizational Documents or pursuant this Agreement and the Transaction Agreements, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Pre-Closing SPAC Holders may vote. Except as disclosed in the SEC Reports, SPAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to SPAC Common Stock or any other equity securities of SPAC. Except for Merger Sub, SPAC does not, directly or indirectly, own any capital stock or any other equity securities in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which any other Person is or may become obligated to issue or sell to SPAC, or give SPAC any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity securities, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity securities, of such Person.

(c)    The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, of which 1,000 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Merger Sub Common Stock (i) are owned beneficially and of record by SPAC, (ii) have been duly authorized and validly issued and are fully paid and nonassessable, (iii) were issued in compliance in all material respects with the Merger Sub Organizational Documents and applicable Law, and (iv) were not issued in material breach or violation of any preemptive rights or Contract. There are (A) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Merger Sub Common Stock or other equity securities of Merger Sub, or any other Contracts to which Merger Sub is a party or by which Merger Sub is bound obligating SPAC to issue or sell any shares of capital stock of, other equity securities in, or debt securities of, Merger Sub, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Merger Sub.

Section 5.13    Stock Market Listing. The issued and outstanding units of SPAC, each of which such units are comprised of one share of SPAC Common Stock and one-half of one Public Warrants, are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange under the symbol “NSH.U”. The issued and outstanding shares of SPAC Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange under the symbol “NSH”. The issued and outstanding Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange under the symbol “NSH WS”. SPAC is in compliance with the rules of the Stock Exchange and there is no Action pending or, to the knowledge of SPAC, threatened against SPAC by the Stock Exchange or the SEC with respect to any intention by such entity to deregister the SPAC Common Stock or Public Warrants or terminate the listing of SPAC Common Stock or Public Warrants on the Stock Exchange. None of SPAC nor any of its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Common Stock or Public Warrants under the Exchange Act, except as contemplated by this Agreement. SPAC has not received any notice from the Stock Exchange or the SEC regarding the revocation of such listing or otherwise regarding the delisting of the SPAC Common Stock from the Stock Exchange or the SEC.

Section 5.14    Compliance with Laws.

(a)    SPAC and Merger Sub are, and since January 1, 2019 have been, in compliance in all material respects with all applicable Laws and Governmental Orders. Since January 1, 2019, neither SPAC or Merger Sub has received any written notice of any material violations of applicable Laws, Governmental Orders or material licenses, approvals, consents, registrations, franchises or permits held by SPAC or Merger Sub. SPAC and Merger Sub are each qualified to hold an interest in the Communications Authorizations under applicable Laws.

(b)    Since January 1, 2019, neither SPAC nor Merger Sub, nor any of their respective directors, officers, employees, nor to the knowledge of SPAC, agents or other Persons acting on their behalf, have taken, directly or indirectly, any act in furtherance of an improper offer, payment, promise to pay, authorization, ratification, solicitation, or acceptance of the payment, directly or indirectly, of any gift, money, payment, contribution or anything of value to or from any Person to secure any improper advantage or to obtain or retain business, or that would otherwise cause SPAC or Merger Sub to be in material violation of Anti-Corruption Laws. Since January 1, 2019, to the knowledge of SPAC, neither SPAC nor Merger Sub has been subjected to any investigation by a Governmental Authority for material violation of any applicable Anti-Corruption Laws. Since January 1, 2019, neither SPAC nor Merger Sub has conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any material noncompliance with any Anti-Corruption Law.

Section 5.15    Contracts; No Defaults.

(a)    Schedule 5.15(a) a listing of all Contracts including every “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (other than confidentiality and non-disclosure agreements) to which SPAC or Merger Sub is a party or by which any of their respective assets are bound as of the date hereof.

(b)    Each Contract of a type required to be listed on Schedule 5.15(a) (each, an “SPAC Material Contract”), (i) is valid and binding on SPAC and, to SPAC’s knowledge, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against SPAC and, to SPAC’s knowledge, the counterparties thereto (subject to the Enforceability Exceptions), (ii) SPAC and, to SPAC’s knowledge, the counterparties thereto are not in material breach of, or default under, any SPAC Material Contract and (iii) to the knowledge of SPAC, no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any SPAC Material Contract by SPAC or the counterparties thereto. SPAC has made available to the Company true and complete copies of all SPAC Material Contracts in effect as of the date hereof (it being understood and agreed, for the avoidance of doubt, that each SPAC Material Contract set forth in any SPAC SEC reports that is publicly available as of the date hereof shall be deemed to have been made available to the Company pursuant to this sentence).

Section 5.16    Related Party Transactions. Except as described in the SEC Reports, there are no transactions, Contracts, side letters, arrangements or understandings between SPAC or Merger Sub, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of SPAC or Merger Sub (a “SPAC Affiliate Party”), on the other hand (other than those between SPAC and Merger Sub). No Affiliate, officer, director or senior management-level employee of SPAC or Merger Sub or, to the knowledge of SPAC, any immediate family member of any officer, director or senior management-level employee of SPAC or Merger Sub (a) owns any material interest in any material asset or property used by SPAC in the conduct of their business as currently conducted or (b) owes any material amount to, or is owed any material amount by, SPAC or Merger Sub (other than ordinary course accrued compensation, employee benefits, and expense reimbursements).

Section 5.17    Investment Company Act. Neither SPAC nor any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.18    SPAC Foreign Person Status. SPAC hereby represents that (a) it is not a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”) and (b) it will not permit any foreign person affiliated with SPAC, whether affiliated as a limited partner or otherwise, to obtain through SPAC any of the following with respect to the Company: (i) control (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any material nonpublic technical information (as defined in the DPA) in the possession of the Company (which shall not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture Company products, including processes, techniques, or methods; (iii) membership or observer rights on the Company’s Board of Directors or the right to nominate an individual to a position on the Company’s Board of Directors; or (iv) any involvement (other than through voting of shares) in substantive decision-making of the Company regarding (x) the use, development, acquisition or release of any Company “critical technology” (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA).

Section 5.19    PIPE Financing. SPAC has delivered to the Company a true, correct and complete copy of the fully executed Subscription Agreements as in effect as of the date hereof, pursuant to which the PIPE Investors have collectively committed, on the terms and subject to the conditions therein, to purchase an aggregate of no less than 10,000,000 shares of SPAC Class A Common Stock for $10.00 per share. Each of the Subscription Agreements is, as of the date hereof, in full force and effect (assuming, with respect to each PIPE Investor and the Company, that each such Subscription Agreement has been duly authorized, executed and delivered by each applicable PIPE Investor), and as of the date hereof, none of the

Subscription Agreements has been withdrawn, rescinded or terminated or otherwise amended or modified in any respect, and, to SPAC’s knowledge, no such amendment or modification is contemplated as of the date hereof. SPAC is not in material breach of any of the representations or warranties of SPAC, or terms or conditions set forth in any of the Subscription Agreements. SPAC (i) has no knowledge that any event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under any of the Subscription Agreements, (ii) has no knowledge of any fact, event or other occurrence that makes any of the representations or warranties of SPAC in any of the Subscription Agreements inaccurate in any material respect and (iii) has no knowledge that any of the conditions to the consummation of the transactions contemplated by the Subscription Agreements will not be satisfied when required thereunder or that the transaction proceeds contemplated by the Subscription Agreements will not be made available when required thereunder. As of the date of this Agreement, no PIPE Investor has notified SPAC in writing of its intention to terminate all or any portion of the PIPE Investment Amount or not to provide the financing contemplated thereunder. Other than as set forth in the PIPE Subscription Agreements delivered to the Company in connection with the execution of this Agreement, (i) there are no conditions precedent or contingencies to the obligations of the parties under the Subscription Agreements to make the full PIPE Investment Amount available to SPAC on the terms therein, and (ii) to the knowledge of SPAC, there are no side letters or other agreements, understandings, contracts or arrangements (written, oral or otherwise) related to the Subscription Agreements or the PIPE Financing, other than those entered into with the placement agents of the PIPE Investment.

Section 5.20    Investigation; No Other Representations. Each of SPAC and Merger Sub acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company (and its respective Subsidiaries) and has been afforded satisfactory access to the books and records, facilities and personnel of the Company (and its respective Subsidiaries) for purposes of conducting such investigation. In entering into this Agreement and the Transaction Documents to which it is or will be a party, SPAC and Merger Sub has relied solely on its own investigation and analysis and the Company Representations and no other representations or warranties of the Company or any other Person, either express or implied, and SPAC and Merger Sub, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the Company Representations, neither the Company nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby.

Section 5.21    Exclusivity of Representations and Warranties. Notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation or other information (including financial projections or other supplemental data) the SPAC Representations constitute the sole and exclusive representations and warranties of SPAC in connection with the transactions contemplated hereby and except for the SPAC Representations, none of SPAC or Merger Sub, has made, any other express or implied representation or warranty with respect to SPAC or Merger Sub, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of SPAC or Merger Sub or the transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to the Company or its respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of the Company, and (y) any relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of SPAC or Merger Sub (or its Subsidiaries), or the quality, quantity or condition of SPAC’s or Merger Sub’s assets) are specifically disclaimed by SPAC and Merger Sub.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.01    Conduct of Business. From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement, set forth on Schedule 6.01 or consented to by SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use commercially reasonable efforts to operate its business in the ordinary course of business; provided that during any period of full or partial suspension of operations related to COVID-19, the Group Companies may take such actions as are reasonably necessary (x) to protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having business dealings with the Company or its Subsidiaries and/or (y) to respond to third-party supply or service disruptions caused by the COVID-19, including, but not limited to the COVID-19 Measures, and any such actions taken (or not taken) shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that the Company or any of its Subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice (not taking into account recent past practice in light of COVID-19), the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to resume conducting their respective businesses in the ordinary course of business consistent (not taking into account recent past practice in light of COVID-19) in all material respects as soon as reasonably practicable. Without limiting the generality of the foregoing, except as contemplated by this Agreement, in connection with, or arising from, or pursuant the Permitted Debt Financing, including, for the avoidance of doubt, in connection with the termination of any outstanding debt facility in connection with any Permitted Debt Financing, (provided that such transaction is consummated on terms not materially more favorable to F.P. Credit Partners, L.P. or its Affiliates, as applicable, than those reflected in the most recent summary of terms provided by the Company to SPAC on or prior to the date of this Agreement), as set forth on Schedule 6.01, as consented to by SPAC (which consent shall not be unreasonably conditioned, withheld or delayed), or as required by Law, the Company shall not, and shall cause its Subsidiaries not to, during the Interim Period:

(a)    amend its organizational documents (other than any amendments effected solely to change the name of the Company);

(b)    make, declare, set aside, establish a record date for, or pay, any dividend or distribution, other than any dividends or distributions from any wholly owned Subsidiary of the Company to the Company or any other wholly owned Subsidiaries of the Company;

(c)    (i) issue, deliver, sell, transfer, pledge, dispose of, or place any Lien (other than a Permitted Lien) on, any of its equity securities other than the issuance of shares of Company Common Stock upon the exercise of any Company Options, Company Warrants, Company Notes or conversion of Company Preferred Stock or (ii) issue or grant any options, warrants or other rights to purchase or obtain any of its equity securities;

(d)    sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens), or otherwise dispose of, any material assets, rights or properties of the Group Companies, taken as a whole, other than (i) sales or licenses of goods, technology, Intellectual Property, data, or services to customers or other third-party partners, resellers, collaborators, or, (ii) the sale or other disposition of assets, technology, or equipment deemed by the Company to be obsolete or no longer material to the business of the Group Companies, in each such case, (1) in the ordinary course of business or (2) pursuant to the Company’s reasonable business judgement;

(e)    (i) cancel or compromise any claim or Indebtedness owed to the Company or any of its Subsidiaries other than with respect to the cancellation or repayment of any Indebtedness under any Company Notes or (ii) settle any pending or threatened Action, (A) if such settlement would require payment by the Company or its Subsidiaries in an amount greater than $250,000, (B) to the extent such settlement includes an agreement to accept or concede injunctive relief or (C) to the extent such settlement involves a Governmental Authority or alleged criminal wrongdoing;

(f)    directly or indirectly acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial portion of the equity securities in, or by any other manner, any line of business or any Person or division thereof, other than in the ordinary course of business;

(g)    make any loans or advance any money or other property to any Person, except for (A) advances to employees or officers of the Company or any of its Subsidiaries for expenses not to exceed $25,000 individually or $250,000 in the aggregate, (B) prepayments and deposits paid to suppliers of the Company or any of its Subsidiaries in the ordinary course of business and (C) trade credit extended to customers of the Company or any of its Subsidiaries in the ordinary course of business;

(h)    redeem, purchase, or otherwise acquire, any of its equity securities or any securities or obligations convertible into or exchangeable for any of its equity securities;

(i)    adjust, split, combine, subdivide, recapitalize, reclassify or otherwise effect any change in respect of any of its equity securities;

(j)    make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(k)    adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(l)    make or change any material income Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(m)    incur any Indebtedness, or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person (other than a Company Subsidiary) for Indebtedness (other than Indebtedness under existing credit or lending facilities or Company Notes in existence on the date hereof), in each case, in excess of $2,000,000;

(n)    enter into any new line of business;

(o)    voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to the Company or any of its Subsidiaries, any insurance policy maintained with respect to the Group Companies and their assets and properties; or

(p)    enter into any Contract or commitment to do any action prohibited under this Section 6.01.

Section 6.02    Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information which (a) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement or the Transactions, (b) is prohibited from being disclosed by applicable Law or (c) in the opinion of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure, the Company shall, and shall cause it Subsidiaries to, afford to SPAC, Merger Sub and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Group Companies and so long as reasonably feasible or permissible under applicable Law, to the properties, books, Contracts, records and appropriate officers and employees of the Group Companies, in each case, as SPAC, Merger Sub and their respective Representatives may reasonably request, solely for purposes of consummating the Transactions; provided, however, that SPAC and Merger Sub shall not be permitted to perform any environmental sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by SPAC and its Representatives under this Agreement shall be subject to the Confidentiality Agreement.

Section 6.03    No Claim Against the Trust Account. The Company acknowledges that, if the transactions contemplated by this Agreement, or, in the event of termination of this Agreement, another Business Combination (as defined in the Certificate of Incorporation), are not consummated by September 14, 2022 or such later date as approved by Pre-Closing SPAC Holders to complete a Business Combination, SPAC will be obligated to return to its Pre-Closing SPAC Holders the amounts being held in the Trust Account. For and in consideration of SPAC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Affiliates and Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company, its Affiliates nor any of its Representatives does now or shall at any time prior to the Effective Time have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and, the Company, its Affiliates or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Affiliates and Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Affiliates or Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations or Contracts with SPAC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with SPAC or its Affiliates); provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against SPAC, Merger Sub or any other Person for legal relief against monies or other assets of SPAC or Merger Sub held outside of the Trust Account (including any monies that are released from the Trust Account) or for specific performance or other equitable relief in connection with the Transactions.

Section 6.04    D&O Indemnification and Insurance.

(a)    From and after the Effective Time, SPAC and the Surviving Company each agrees that it shall indemnify and hold harmless each present and former director, manager and officer of SPAC and the Company and each of their respective Subsidiaries against any costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at, or after the Effective Time, to the fullest extent that SPAC, the Company or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and their respective organizational documents in effect on the date of this Agreement to indemnify such Persons (including advancing expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, to the extent permitted under applicable Law, the Surviving Company shall and shall cause its Subsidiaries to (i) maintain for a period of not less than six years after the Effective Time provisions in its and its Subsidiaries’ organizational documents concerning the indemnification and exculpation (including provisions relating to expense reimbursement) of directors, managers and officers that are no less favorable to such Persons than the provisions of the organizational documents of SPAC and the Company and each of their respective Subsidiaries as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as otherwise required by Law.

(b)    For a period of six years from the Closing, SPAC shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by SPAC’s or the Company’s or any of its Subsidiaries’ directors’ and officers’ liability insurance policies, as the case may be, on market standard terms for U.S. publicly listed companies; provided, however, that (i) SPAC may cause coverage to be extended under the current directors’ and officers’ liability insurance of SPAC and the Company and its Subsidiaries, as the case may be, by obtaining a six-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Closing and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section  6.04 shall be continued in respect of such claim until the final disposition thereof.

Section  6.05    Financial Information. As soon as reasonably practicable after the date hereof, the Company shall use commercially reasonable efforts to deliver to SPAC (i) the audited consolidated balance sheets of the Group Companies for each of the years ended December 31, 2019 and December 31, 2020 and the related audited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the Group Companies for the years-then ended (the “Audited Financial Statements”) and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year), as applicable, that are required to be included in the Registration Statement/Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit) and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal year) that is required to be included in the Registration Statement/Proxy Statement will (a) fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations and comprehensive loss, shareholders’ equity (deficit) and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of footnotes), (b) be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes),

(c) in the case of any audited financial statements, be audited in accordance with the standards of the PCAOB and contain a report of the Company’s auditor and (d) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

Section 6.06    No SPAC Securities Transactions. During the Interim Period, except as otherwise contemplated by this Agreement, the Company shall not, and shall cause its Subsidiaries not to, engage in any transactions involving the securities of SPAC without the prior consent of SPAC.

Section 6.07    Company Notes; Company Warrants. During the Interim Period, the Company shall use commercially reasonable efforts to (i) comply with all notice and other provisions of the Company Notes and Company Warrants applicable to the Transactions, (ii) take such actions as are necessary or advisable, including obtaining any elections, consents, and waivers from the Noteholders, in order to cause the Company Notes to be either repaid and discharged or converted into shares of Company Capital Stock prior to the Closing, and (iii) take such actions as are necessary or advisable, including obtaining any elections, consents, and waivers from the Warrantholders, in order to cause the Company Warrants to be cancelled, extinguished and exercised for shares of Company Capital Stock prior to the Closing, or assumed by SPAC upon the Closing.

Section 6.08    Additional Signatories. During the Interim Period, the Company shall use commercially reasonable efforts to obtain an executed Investor Rights Agreement from any holder of Company Capital Stock who has been designated by the Parties to execute the Investor Rights Agreement but has not done so prior to the time of the execution and delivery of this Agreement.

ARTICLE VII

COVENANTS OF SPAC

Section 7.01    Conduct of SPAC During the Interim Period.

(a)    During the Interim Period, except as set forth on Schedule 7.01, as contemplated by this Agreement and the Transaction Agreements, or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), neither SPAC nor Merger Sub shall:

(i)    change, modify or amend the Trust Agreement, the SPAC Organizational Documents, or the Merger Sub Organizational Documents;

(ii)    create or form any Subsidiary;

(iii)    (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, SPAC or Merger Sub; (B) split, combine or reclassify any capital stock of, or other equity interests in, SPAC or Merger Sub; or (C) other than in connection with the SPAC Stockholder Redemption, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SPAC or Merger Sub;

(iv)    make, change or revoke any material income Tax election, adopt or change any material accounting method with respect to Taxes, file any amended material Tax Return, settle or compromise any material Tax liability, enter into any material closing agreement with respect to any Tax, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(v)    enter into, renew or amend in any material respect, any transaction or Contract with any SPAC Affiliate Party (including (x) the Sponsors or anyone related by blood, marriage or adoption to any Sponsor or SPAC Affiliate Party and (y) any Person in which any Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi)    waive, release, compromise, settle or satisfy any pending or threatened material claim or Action or compromise or settle any material liability;

(vii)     adopt or amend any SPAC Benefit Plan, or enter into any employment contract or collective bargaining agreement or hire any person as an employee of SPAC or Merger Sub;

(viii)    directly or indirectly acquire, by merging or consolidating with, or by purchasing all or a substantial portion of the assets of, or by purchasing all or a substantial portion of the equity securities in, or by any other manner, any line of business or any Person or division thereof;

(ix)    make any loans or advance any money or other property to any Person except for advances to officers of SPAC or Merger Sub for expenses not to exceed $10,000 individually or $100,000 in the aggregate;

(x)    make any change in its customary accounting principles or methods of accounting materially affecting the reported consolidated assets, liabilities or results of operations of SPAC or Merger Sub, other than as may be required by applicable Law, GAAP or regulatory guidelines;

(xi)    adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xii)    incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness of guarantee any liability of any Person;

(xiii)    (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, other equity interests, equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in, SPAC or Merger Sub or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than issuance of SPAC Common Stock in connection with the PIPE Investment and/or the exercise of any SPAC Warrants outstanding on the date hereof or (B) amend, modify or waive any of the terms or rights set forth in, any SPAC Warrant, the Public Warrant Agreement, or the Private Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(xiv)    enter into any Contract or commitment to do any action prohibited under this Section 7.01(a).

(b)    During the Interim Period, SPAC and Merger Sub shall comply with, and continue performing under, as applicable, the SPAC Organizational Documents, the Merger Sub Organizational Documents, the Trust Agreement, and all other agreements or Contracts to which SPAC is a party.

Section 7.02    Certain Transaction Agreements. Unless otherwise approved in writing by the Company, SPAC shall not permit any amendment or modification to be made to, or any waiver (in whole or in part) of any provision or remedy under, or any replacement of, any Voting and Non-Redemption Agreement, the Investor Rights Agreement, or the Waiver Agreement. SPAC shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to satisfy in all material respects on a timely basis all conditions and covenants applicable to SPAC in each Voting and

Non-Redemption Agreement, the Investor Rights Agreement, and the Waiver Agreement and otherwise comply with its obligations thereunder and to enforce its rights under each such agreement. Without limiting the generality of the foregoing, SPAC shall give the Company, prompt (and, in any event, within one Business Day) written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Voting and Non-Redemption Agreement, the Investor Rights Agreement, or the Waiver Agreement known to SPAC; or (ii) of the receipt of any written notice or other written communication from any other party to any Voting and Non-Redemption Agreement, the Investor Rights Agreement, or the Waiver Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party under any such agreement or any provisions of any such agreement.

Section 7.03    Inspection. Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC or Merger Sub by third parties that may be in SPAC’s or Merger Sub’s possession from time to time, and except for any information which is prohibited from being disclosed by applicable Law or in the opinion of legal counsel of SPAC would result in the loss of attorney-client privilege or other privilege from disclosure, SPAC and Merger Sub shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to the properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of SPAC and Merger Sub as the Company and its Representatives may reasonably request solely for purposes of consummating the Transactions. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement.

Section 7.04    SPAC Stock Exchange Listing. From the date hereof through the Closing, SPAC shall use commercially reasonable efforts to cause (a) SPAC’s initial listing application with the Stock Exchange in connection with the Transactions to be approved, (b) the shares of SPAC Class A Common Stock issuable in accordance with this Agreement, to be approved for listing on the Stock Exchange, subject to official notice of issuance thereof, and (c) to satisfy any of SPAC’s applicable initial and continuing listing requirements of the Stock Exchange, in each case as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 7.05    SPAC Public Filings. From the date hereof through the Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

Section 7.06    Section 16 Matters. Prior to the Closing, the board of directors of SPAC, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of SPAC Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of SPAC following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

Section 7.07    Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to Trustee (which notice SPAC shall provide to Trustee in accordance with the terms of the Trust Agreement)), SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including causing the documents, opinions and notices required to be delivered to Trustee pursuant to the Trust Agreement to be so delivered, for the following: (a) the redemption of any shares of

SPAC Common Stock in connection with the SPAC Stockholder Redemption; (b) the payment of the Target Transaction Expenses, Repaid Indebtedness, and SPAC Transaction Expenses, and the amounts due to the underwriters of SPAC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement; and (c) the balance of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to SPAC.

Section 7.08    Post-Closing Board of Directors. SPAC shall use reasonable best efforts to ensure that, immediately following the Effective Time:

(a)    the board of directors of SPAC shall consist of the individuals set forth in Section 6 of the Investor Rights Agreement (including the designation of each such individual as a Class I, Class II, or Class III director as set forth therein);

(b)    the compensation committee, the audit committee and the nominating committee of the SPAC Board immediately after the Effective Time, subject to applicable listing rules of the Stock Exchange and applicable Laws shall be comprised of the designees set forth in the Investor Rights Agreement; and

(c)    the initial officers of SPAC shall be as set forth on Section 7.08(c) of the Schedules, who shall serve in such capacity in accordance with the terms of SPAC’s Organizational Documents following the Effective Time.

ARTICLE VIII

JOINT COVENANTS

Section 8.01    [Reserved].

Section 8.02    Incentive Equity Plan and Employee Stock Purchase Plan. Prior to the Special Meeting, the board of directors of SPAC shall approve and adopt (a) the equity incentive plan, in substantially the form attached as Exhibit F and with any changes or modifications thereto as the Company and SPAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) (the “Incentive Plan”), in the manner prescribed under applicable Laws, effective as of immediately prior to the Closing, reserving initially a number of shares of SPAC Class A Common Stock for grant thereunder equal to (x) 19,161,000 shares minus (y) the number of shares issuable upon exercise of Company Options, other than Vested Company Options, as of immediately prior to the Effective Time, as mutually agreed between the Company and SPAC, in good faith, plus such additional shares of SPAC Common Stock as may become available for issuance in accordance with the terms set forth in the Incentive Plan, and (b) an employee stock purchase plan, in substantially the form attached as Exhibit G and with any changes or modifications thereto as the Company and SPAC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or SPAC, as applicable) (the “Employee Stock Purchase Plan”), in the manner prescribed under applicable Laws, effective as of immediately prior to the Closing reserving initially 3,194,000 shares of SPAC Class A Common Stock for grant thereunder plus such additional shares of SPAC Class A Common Stock as may become available for issuance in accordance with the terms set forth in the Employee Stock Purchase Plan.

Section 8.03    Support of Transaction.

(a) Without limiting any covenant contained in Article VI or Article VII, except as otherwise set forth in Section 8.09 and Section 8.10, each of SPAC, Merger Sub and the Company shall, and the Company shall cause its Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to take, or cause to be taken, and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, including using commercially reasonable efforts to obtain all material consents and approvals of third parties and Governmental Authorities that any of SPAC, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions; provided that in no event shall SPAC, Merger Sub, the Company or its Subsidiaries be obligated to bear any material expense, pay any material fee or grant any material concession in connection with obtaining any such consents or approvals of third parties (other than any Governmental Authority), and none of SPAC, Merger Sub, the Company or its Subsidiaries shall agree to bear any such material expense or pay any such material fee without obtaining the prior written consent of the other Parties, and (c) take such other action as may reasonably be necessary or as another Party may reasonably request to satisfy the conditions of the other Party set forth in Article IX or otherwise to comply with this Agreement. All fees, costs and expenses incurred by a Party in connection with obtaining the governmental and regulatory consents required to be obtained in connection with the Transactions shall be borne fifty percent (50%) by SPAC and fifty percent (50%) by the Company. The Company shall use commercially reasonable efforts to enter into an employment agreement with Peter Platzer, in reasonable consultation with SPAC, to become effective as of the Closing,

(b)    Without limiting the foregoing, SPAC shall take, or cause to be taken, and the Company shall reasonably cooperate at the request of SPAC in taking or causing to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to (i) consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements; (ii) satisfy in all material respects on a timely basis all conditions and covenants applicable to them in the Subscription Agreements and otherwise comply with their obligations thereunder; (iii) in the event that all conditions in the Subscription Agreements (other than conditions whose satisfaction is controlled by the Parties or their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by the Subscription Agreements at the time contemplated hereby; (iv) confer with the Company regarding timing of the Scheduled Closing Date (as defined in the Subscription Agreements); (v) deliver notices to counterparties to the Subscription Agreements at least five (5) Business Days prior to the Closing to cause them to fund their obligations at least three (3) Business Days prior to the date that the Closing is scheduled to occur hereunder; and (vi) enforce its rights under the Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions whose satisfaction is controlled by the Parties or any of their Affiliates and other than conditions that by their nature are to be satisfied at the Closing) have been satisfied, to cause the applicable PIPE Investors to pay the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreements in accordance with their terms. If reasonably requested by the Company, SPAC shall, to the extent it has such rights under the Subscription Agreement, waive any breach of any representation, warranty, covenant or agreement of the Subscription Agreement by any PIPE Investor to the extent necessary to cause the satisfaction of the conditions to closing of the PIPE Investment set forth in the Subscription Agreements and solely for the purpose of consummating the Closing. Without limiting the generality of the foregoing, each of SPAC shall give the Company prompt (and, in any event, within one (1) Business Day) written notice: (A) of any request from a PIPE Investor for any amendment to its Subscription Agreement (other than as a result of any assignments or transfers contemplated therein or otherwise permitted thereby); (B) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any PIPE Investor under its Subscription Agreement, to the extent known by such Party; and (C) of the receipt of any written notice or other written communication from any party to any Subscription Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any PIPE

Investor under its Subscription Agreement or any related agreement. The Parties shall deliver all notices they are required to deliver under the Subscription Agreements on a timely basis in order to cause the PIPE Investors to consummate the PIPE Investment immediately prior to the Effective Time.

(c)    SPAC shall not amend, modify or waive any provisions of any Subscription Agreement without the prior written consent of the Company; provided, that any amendment, modification or waiver that is solely ministerial in nature or otherwise immaterial, and, in each case, that does not affect any economic or any other material term, shall not require the prior written consent, so long as SPAC has provided to the Company no less than two (2) Business Days written notice of such amendment, modification or waiver, it being understood, but without limiting the foregoing, that it shall be deemed material if any amendment, modification or waiver (i) reduces the PIPE Investment Amount or (ii) imposes new or additional conditions or otherwise expands, or adversely amends or modifies any of the conditions to the receipt of the PIPE Investment.

Section 8.04    Registration Statement/Proxy Statement; SPAC Special Meeting; Requisite Company Approval.

(a)    Registration Statement/Proxy Statement.

(i)    As promptly as reasonably practicable following the execution and delivery of this Agreement and receipt of the Audited Financial Statements, SPAC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Parties), and SPAC shall file with the SEC, the Registration Statement/Proxy Statement in connection with the registration under the Securities Act of shares of SPAC Class A Common Stock to be issued in the Merger. Each of SPAC and the Company shall use commercially reasonable efforts to (w) cause the Registration Statement/Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Company, the provision of financial statements for the Group Companies for all periods, and in the form, required to be included in the Registration Statement/Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (x) promptly notify the other Parties of, reasonably cooperate with each other Party with respect to, and respond promptly to, any comments of the SEC or its staff; (y) have the Registration Statement/Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (z) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. Without limiting the generality of the foregoing, the Company and SPAC shall reasonably cooperate in connection with the preparation for inclusion in the Registration Statement/Proxy Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required for the Registration Statement/Proxy Statement. The Company shall cause the officers and employees of the Group Companies to be reasonably available to SPAC and its counsel in connection with the drafting of the Registration Statement/Proxy Statement and responding in a timely manner to comments on the Registration Statement/Proxy Statement from the SEC. SPAC will cause the Registration Statement/Proxy Statement to be disseminated to the Pre-Closing SPAC Holders in each case promptly after the Registration Statement/Proxy Statement is declared effective under the Securities Act.

(ii)    SPAC and Merger Sub, on the one hand, and the Company, on the other hand, shall promptly furnish to the other Parties all information concerning such Party and its Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 8.04(a) or for including in any other statement, filing, notice or application made by or on behalf of SPAC to the SEC or the Stock Exchange in connection with the Transactions and the transactions contemplated by the Transaction Agreements. If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement/Proxy Statement, then (w) such Party shall promptly inform, in the case of SPAC or Merger Sub, the Company, or, in the case of the Company, SPAC thereof; (x) such Party shall reasonably cooperate in the preparation of, and mutually agree upon with, in the case of SPAC or Merger Sub, the Company, or, in the case of the Company, SPAC (such agreement not to be unreasonably withheld, conditioned or delayed by any Party), an amendment or supplement to the Registration Statement/Proxy Statement; (y) SPAC shall file such mutually agreed upon amendment or supplement with the SEC; and (z) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing SPAC Holders. SPAC shall promptly advise the Company of the time of effectiveness of the Registration Statement/Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of SPAC Common Stock for offering or sale in any jurisdiction, and each of SPAC and the Company shall use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(iii)    Each of the Parties shall use commercially reasonable efforts to ensure that none of the information related to such Party or any of such Party’s Representatives, supplied by or on such Party’s behalf for inclusion or incorporation by reference in the Registration Statement/Proxy Statement will, at the time the Registration Statement/Proxy Statement is filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b)    SPAC Special Meeting. SPAC shall, prior to or as promptly as practicable following the date on which the Registration Statement/Proxy Statement is declared effective under the Securities Act, establish a record date (which date shall be mutually agreed with the Company) for, duly call, and give notice of, a meeting of SPAC’s stockholders for the purpose of obtaining the approval of the SPAC Stockholder Matters (the “Special Meeting”). The Special Meeting shall be held not more than thirty (30) days after the date on which SPAC commences the mailing of the Registration Statement/Proxy Statement to its Pre-Closing SPAC Holders. SPAC shall use commercially reasonable efforts to take all actions necessary (in its discretion or at the request of the Company) to obtain the approval of the SPAC Stockholder Matters at the Special Meeting, including as such Special Meeting may be adjourned or postponed in accordance with this Agreement, including by soliciting proxies as promptly as practicable in accordance with applicable Law for the purpose of seeking the approval of the SPAC Stockholder Matters. SPAC shall, through unanimous approval of the SPAC Board, recommend to its Pre-Closing SPAC Holders each of the SPAC Stockholder Matters (the “SPAC Board Recommendation”). Except as would reasonably be expected to be a breach of the SPAC Board’s fiduciary duties under applicable Law (i) the SPAC Board Recommendation shall be included in the Registration Statement/Proxy Statement, and (ii) the SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation for any reason (a “SPAC Change in Recommendation”); provided that prior to making a SPAC Change in Recommendation, the SPAC Board will comply with the provisions of Section 8.05, as if such provisions applied to the SPAC, mutatis mutandis. SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the SPAC Stockholder Matters shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of its Pre-Closing SPAC Holders of the SPAC Stockholder Matters, in each case in accordance with this Agreement, regardless of any intervening event or circumstance. Notwithstanding anything to the contrary contained in this Agreement, SPAC shall be entitled to (and, in the case of the following clauses (B) and (C), at the request of the Company, shall) postpone or adjourn the Special Meeting for a period of no longer than fifteen (15) days: (A) to ensure that any supplement or amendment to the Registration Statement/Proxy Statement that the board of directors of SPAC has determined in good faith is required by applicable Law is disclosed to Pre-Closing SPAC Holders and for such supplement or amendment to be promptly disseminated (within the applicable periods required under applicable Law) to Pre-Closing SPAC Holders prior to the Special Meeting; (B) if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Registration Statement/Proxy Statement), there are insufficient shares of SPAC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Special Meeting; (C) in order to solicit additional proxies from Pre-Closing SPAC Holders for purposes of obtaining approval of the SPAC Stockholder Matters; or (D) only with the prior written consent of the Company; provided, that, notwithstanding any longer adjournment or postponement period specified at the beginning of this sentence, in the event of any such postponement or adjournment, the Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

(c)    Requisite Company Approval. The Company shall solicit the Requisite Company Approval via the Company Stockholder Written Consent as promptly as reasonably practicable after the Registration Statement/Proxy Statement is declared effective under the Securities Act. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable (A) establish the record date for determining the Company Stockholders entitled to provide such Company Stockholder Written Consent, (B) cause the Company Stockholder Written Consent to be disseminated to the Company Stockholders in compliance with applicable Law, including the DGCL, and (C) solicit execution of the Company Stockholder Written Consent from the Company Stockholders. The Company shall, through the Company Board, recommend to the Company Stockholders that they adopt this Agreement (the “Company Board Recommendation”) and shall, subject to Section 8.03, include the Company Board Recommendation in its distribution to the Company Stockholders of the Company Stockholder Written Consent. The Company shall provide SPAC with all executed copies of the Company Stockholder Written Consent it receives reasonably promptly following receipt thereof. If the Company Stockholder Written Consent is executed by the Company Minimum Holders, then promptly following the receipt of such executed Company Stockholder Written Consent, the Company shall prepare and deliver to the Company Stockholders who have not executed the Company Stockholder Written Consent the notice required by Section 228(e) of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit the Requisite Company Approval in accordance with this Section 8.04(c) shall not be limited or otherwise affected by any development, including the making, commencement, disclosure, announcement or submission of any Company Acquisition Proposal or by any Company Change in Recommendation.

Section 8.05    No Solicitation by the Company; Change in Recommendation.

(a)    During the Interim Period, the Company shall not, shall cause its Subsidiaries not to and shall use its reasonable best efforts to cause its other Affiliates and the respective Representatives of the Company and its Affiliates not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Company Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Company Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Company Acquisition Proposal or (v) resolve or agree to do any of the foregoing. The Company agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Subsidiaries and shall use its reasonable best efforts to cause its other Affiliates and the respective

Representatives of the Company and its Affiliates to, cease any solicitations, discussions or negotiations with any Person (other than SPAC, Merger Sub and their respective Representatives) conducted heretofore in connection with a Company Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, a Company Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each Person (other than SPAC, Merger Sub and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact in the twelve (12) months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of the Company or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. The Company shall promptly (and in any event within two (2) Business Days) notify, in writing, SPAC of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any Company Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any Company Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 8.05(a) by any of the Company’s Subsidiaries, or any of the Company’s or its Subsidiaries’ respective Representatives acting on the Company’s or one of its Subsidiaries’ behalf, shall be deemed to be a breach of this Section 8.05(a) by the Company.

(b)    Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Approval, the Group Companies may, either directly or through their Representatives, participate in negotiations and discussions with, and furnish non-public information regarding the Group Companies to, any Person and its Representatives, in response to a bona fide written Company Acquisition Proposal made after the date hereof by such Person, if (A) such Company Acquisition Proposal was not the result of the Company’s material breach of Section 8.05(a), (B) the Company Board concludes in good faith, after consultation with its outside financial advisor and legal counsel, that such Company Acquisition Proposal could reasonably be expected to constitute a Superior Proposal; and (C) the Company enters into an Acceptable Confidentiality Agreement with the Person proposing such Company Acquisition Proposal, (D) prior to engaging in such negotiations and discussions or furnishing such information, the Company provides SPAC a written notice of its intention to engage in such discussions or negotiations or furnish such information and (E) substantially contemporaneously with furnishing any non-public information regarding the Group Companies to such Person, the Company furnishes such non-public information to SPAC or its Representatives (to the extent such information has not been previously furnished to SPAC or its Representatives).

(c)    Except as provided in this Section 8.05, the Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify, amend or modify, or publicly propose to change, withdraw, withhold, qualify, amend or modify, in a manner adverse to SPAC, the Company Board Recommendation, or (ii) adopt, approve, recommend or declare advisable to the Company’s stockholders, or publicly propose to adopt, approve, recommend or declare advisable, any Company Acquisition Proposal (any action described in clause (i) or (ii) a “Company Change in Recommendation”).

(d)    Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Company Approval, the Company Board may make a Company Change in Recommendation with respect to a bona fide written Company Acquisition Proposal if (A) such Company Acquisition Proposal was not the result of the Company’s material breach of Section 8.05(a), (B) the Company Board concludes in good faith, after consultation with its outside financial advisor and legal counsel, that (i) such Company Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to make the Company Change in Recommendation would reasonably be expected to be a breach of the Company Board’s fiduciary duties under applicable Law; provided, however, that prior to making the Company Change in Recommendation, (A) the Company shall have delivered a notice to SPAC at least five (5) Business Days prior to making the Company Change in Recommendation (the “Company Notice Period”) of the Company Board’s intention to take such action, which notice shall include a copy of the most current version of the proposed acquisition agreement relating to such Company Acquisition Proposal (it being agreed that such notice shall not constitute a Company Change in Recommendation); (B) during the Company Notice Period, the Company shall have given SPAC the opportunity, if requested by SPAC, to propose revisions to the terms of this Agreement and the Company shall have made its Representatives reasonably available to negotiate in good faith any such proposal made by SPAC (it being agreed that if prior to the end of the Company Notice Period there is any material revision to the terms of such Superior Proposal, including, any revision in price, then the Company will provide a new notice to SPAC containing the information described in clause (A) of this proviso except that the “Company Notice Period” in respect of such new notice will be three (3) Business Days); and (C) after considering the results of any revisions to this Agreement proposed by SPAC during the Company Notice Period, the Company Board shall have concluded in good faith, after consultation with its outside financial advisor and legal counsel, that such Company Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Company Change in Recommendation would reasonably be expected to be a breach of the Company Board’s fiduciary duties under applicable Law.

Section 8.06    No Solicitation by SPAC. During the Interim Period, SPAC and Merger Sub shall not, and shall use their reasonable best efforts to cause their Affiliates and the respective Representatives of SPAC and its Affiliates not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any SPAC Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any SPAC Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any SPAC Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any SPAC Acquisition Proposal or (v) resolve or agree to do any of the foregoing. SPAC agrees that immediately following the execution of this Agreement it shall, and shall cause each of its Affiliates and the respective Representatives of SPAC and its Affiliates to, cease any solicitations, discussions or negotiations with any Person (other than the Group Companies and their respective Representatives) conducted heretofore in connection with a SPAC Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, a SPAC Acquisition Proposal. SPAC shall promptly (and in any event within two (2) Business Days) notify, in writing, the Company of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or could reasonably be expected to result in or lead to, any SPAC Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Person or group of Persons making, such inquiry, proposal, offer or request for information and an unredacted copy of any SPAC Acquisition Proposal or inquiry, proposal or offer made in writing or, if not in writing, a written description of the material terms and conditions of such inquiry, proposal or offer (and shall include any other documents evidencing or specifying the terms of such proposal, offer, inquiry or request). Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 8.06 by any of SPAC’s Representatives acting on SPAC’s behalf, shall be deemed to be a breach of this Section 8.06 by SPAC.

Section 8.07    Tax Matters.

(a)    Notwithstanding anything to the contrary contained herein, each Party shall pay fifty percent (50%) of all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Party required by applicable Law shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, or the other Parties will join in the execution of any such Tax Returns.

(b)    The Parties will prepare and file all Tax Returns consistent with the Intended Tax Treatment and will not take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority. Notwithstanding anything to the contrary herein, if, after the date hereof the Company, in its sole discretion, determines that the Merger is not reasonably expected to qualify for the Intended Tax Treatment, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of SPAC (“Newco”), with Newco being the surviving company in such merger.

(c)    No Party shall (and no Party shall permit or cause its respective Affiliates to) take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent or impede the Merger, or, if applicable, the Alternative Transaction Structure, taken together with the PIPE Investment, from so qualifying for the Intended Tax Treatment.

(d)    Each Party shall (and shall cause its respective Affiliates to) use commercially reasonable efforts to cooperate fully, as and to the extent reasonably requested by another Party (and at such Party’s expense), in connection with the filing of relevant Tax Returns and any audit or Tax proceeding.

Section 8.08    Confidentiality; Publicity.

(a)    SPAC acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. The Confidentiality Agreement shall survive the Closing in accordance with its terms.

(b)    None of SPAC, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Laws or the rules of any national securities exchange), in which case SPAC or the Company, as applicable, shall use commercially reasonable efforts to obtain such consent with respect to such announcement or communication from the other Party prior to announcement or issuance; provided, however, that each Party and its Affiliates may make announcements regarding the status and terms (including price terms) of this Agreement and the transactions contemplated hereby to their respective directors, officers, employees or in the case of the Company, its securityholders, or in connection with soliciting the notices, approvals, waivers or consents of securityholders contemplated by this Agreement (including the Company Stockholder Written Consent) or otherwise in the ordinary course of their respective businesses, in each case, without the consent of any other Party; provided, further, that, nothing in this Section 8.08(b) shall modify or affect SPAC’s obligations pursuant to Section 8.04.

Section 8.09    Antitrust Matters.

(a)    Each Party agrees to (i) within five (5) Business Days of the date hereof make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the United States Federal Trade Commission or the United States Department of Justice, and (iii) use its reasonable best efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 8.09 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act as soon as practicable. In reasonable consultation with the Company, SPAC will be entitled to direct the antitrust defense of the Transactions and any related negotiations with any Governmental Authority or other third party relating to the Transactions or regulatory filings under applicable competition Law, subject to the provisions of this Section 8.09. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to provide full and effective support of SPAC in all material respects in all such negotiations and other discussions or actions to the extent requested. No Party will make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically agreed between SPAC and the Company. SPAC and the Company will each be responsible for one-half of all filing fees in connection with any filings made under the HSR Act pursuant to this Section 8.09. No Party will commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable competition Law, without the prior written consent of the other Parties. If any request for additional information and documents, including a “second request” under the HSR Act, is received from any Governmental Authority then the Parties shall use commercially reasonable efforts to substantially comply with any such request at the earliest practicable date.

(b)    Without limiting the generality of the Parties’ undertakings pursuant to Section 8.09(a), but subject to Section 8.09(d), each of the Parties will use reasonable best efforts to (i) promptly respond to any inquiries by any Governmental Authority regarding antitrust or other competition matters with respect to the transactions contemplated by this Agreement and the Transaction Agreements and (ii) avoid the imposition of any Governmental Order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement and the Transaction Agreements.

(c)    All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either Party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between a Party and any Governmental Authority in the ordinary course of business, any disclosure which is not permitted by Law or any disclosure containing confidential or privileged information) will be disclosed to the other Parties hereunder in advance of any filing, submission or attendance, it being the intent that the Parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each Party will give notice to the other Parties with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any

Governmental Authority in connection with the Transaction, with such notice being sufficient to provide the other Party with the opportunity to attend and participate in such meeting, discussion, appearance or contact (to the extent such attendance or participation is permitted by the Governmental Authority).

(d)    Notwithstanding the foregoing or any other provision of this Agreement, nothing contained in this Agreement shall require or obligate either SPAC, the Company or any of their respective Affiliates to, and neither the Company nor any of its Subsidiaries or Affiliates shall, without the prior written consent of SPAC: (i) in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the transactions contemplated by this Agreement and the Transaction Agreements, agree to defend any such action or actions; (ii) commence any Action with any Governmental Authority or third party; (iii) agree or otherwise become subject to any restrictions, conditions, limitations or other understanding on or with respect to the operation of the business of SPAC, any of its Affiliates, or the Company or any of its Subsidiaries; (iv) agree or otherwise be required to, either before or after the Closing, sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), discontinue, or divest itself of any business, assets, interests, or operations of SPAC, any of its Affiliates, or the Company or any of its Subsidiaries; (v) agree to any material modification or waiver of the terms and conditions of this Agreement; or (vi) pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining any authorization, consent, Governmental Order, registration or approval.

Section 8.10    Other Regulatory Approvals. The Parties shall exercise their respective reasonable best efforts to obtain any necessary consents, authorizations or approvals under the Communications Act and other applicable Laws related to the Communications Authorizations (collectively, “Regulatory Authorizations”). The Parties shall as promptly as practicable make, and cause their respective Affiliates to make, any filing or notice required to be made under the Communications Act and other applicable Laws related to the Communications Authorizations. The Parties shall use reasonable best efforts to furnish as promptly as reasonably practicable all information required for any application or other filing to be made pursuant to the Communications Act and other applicable Laws related to the Communications Authorizations. Each Party shall promptly notify the other of any substantive communication with, and furnish to the other Party, copies of any notices or written communications received from any third party or any Governmental Authority with respect to the Transactions, and shall permit each other an opportunity to review in advance, and shall consider in good faith the other Party’s views in connection with, any proposed substantive written communications by either Party to any Governmental Authority concerning the Transactions. Each Party agrees to provide to the other and its respective counsel, to the extent permitted by the applicable Governmental Authority, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between a Party and/or any of their Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Any materials exchanged in connection with this Section 8.10 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of the Parties; provided, however, that a Party may, as it deems advisable and necessary, designate any materials provided to the other Party under this Section 8.10 as “outside counsel only.” Notwithstanding anything in this Agreement to the contrary, nothing in this Section 8.10 or any other provision of this Agreement shall require or obligate SPAC, the Company or any of its Subsidiaries, or any of their respective Affiliates to agree or otherwise be required to, take any action or accept any condition or restriction in order to obtain any Regulatory Authorization.

Section 8.11    Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, SPAC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Actions (including derivative claims) relating to this Agreement, any Transaction Agreement or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of SPAC, any of SPAC or any of its respective Representatives (in their capacity as a Representative of SPAC) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a Representative of a Group Company). SPAC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other; provided, however, that in no event shall (x) SPAC or any of its respective Representatives settle or compromise any Transaction Litigation without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), or (y) any Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed).

Section 8.12    Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.01    Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a)    No Prohibition. There shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions.

(b)    Net Tangible Assets. SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Closing.

(c)    SPAC Stockholder Approval. Approval of the Required SPAC Stockholder Matters shall have been duly obtained in accordance with the DGCL, the SPAC Organizational Documents and the rules and regulations of the Stock Exchange (the “SPAC Stockholder Approval”).

(d)    Requisite Company Approval. The Requisite Company Approval shall have been obtained.

(e)    Registration Statement/Proxy Statement Effective. The Registration Statement/Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement/Proxy Statement, and no Action seeking such a stop order shall have been threatened or initiated by the SEC and shall remain pending.

(f)    Antitrust Approval. All required filings under the HSR Act shall have been completed, any waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(g)    Listing of SPAC Shares. The shares of SPAC Class A Common Stock to be issued in connection with the Merger shall have been approved for listing on the Stock Exchange, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, and, immediately following the Effective Time, SPAC shall, after giving effect to the SPAC Stockholder Redemption, satisfy any applicable initial and continuing listing requirements of the Stock Exchange, and SPAC shall not have received any notice of non-compliance therewith that has not been cured prior to, or would not be cured at or immediately following, the Effective Time.

(h)    Regulatory Authorizations. All necessary consents, authorizations or approvals related to the Communications Authorizations, under the Communications Act, and other applicable Laws related to the Communications Authorizations, that are required under such applicable Laws to be obtained prior to the Closing shall have been obtained or deemed by the Parties to have been obtained.

(i)    Conversion of Company Notes. The Company shall have received the written consent of at least a majority of the outstanding principal amount of the 2019 Notes (including the holder of Company Notes set forth on Schedule 9.01(i)) to convert the 2019 Notes into shares of Company Capital Stock as of immediately prior to the Effective Time.

Section 9.02    Additional Conditions to Obligations of SPAC and Merger Sub. The obligations of SPAC and Merger Sub to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by SPAC:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of the Company contained in Section 4.01 (Corporate Organization of the Company), Section 4.02 (Subsidiaries), Section 4.03 (Due Authorization), Section 4.06(a) (Current Capitalization), Section 4.07 (Capitalization of Subsidiaries) and Section 4.22 (Brokers’ Fees) (collectively, the “Company Specified Representations”) shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation) in all material respects as of the Closing Date as though then made (except to the extent any such Company Specified Representation expressly relates to an earlier date, and in such case, such Company Specified Representation shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation) in all material respects as of such earlier date).

(ii)    Each of the representations and warranties of the Company contained in this Agreement (other than the Company Specified Representations) shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation) in all respects as of the Closing Date as though then made; provided that any such representations and warranties that expressly relate to an earlier date shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation) in all respects as of such earlier date, in each case, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Material Adverse Effect.

(b)    Agreements and Covenants. The covenants and agreements of the Company contained in this Agreement to be performed at or prior to the Closing shall have been performed in all material respects.

(c)    No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement that is continuing.

(d)    Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an authorized officer of the Company, dated as of the Closing Date, certifying that the conditions specified in Section 9.02(a), Section 9.02(b), and Section 9.02(c) have been satisfied as of the Closing Date.

(e)    Investor Rights Agreement. (i) The Investor Rights Agreement shall be in full force and effect and (ii) no party thereto (other than SPAC, Sponsor, or their Affiliates) shall be in breach thereof or shall have failed to perform thereunder, in each such case which failure to be in full force or effect or breach thereof materiality and adversely effects the rights of SPAC, Sponsor, and their Affiliates contained therein.

Section 9.03    Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate or cause to be consummated the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)    Representations and Warranties.

(i)    Each of the representations and warranties of SPAC contained in this Agreement (other than the representations and warranties of SPAC contained in Section 5.01 (Corporate Organization), Section 5.02 (Due Authorization), Section 5.07 (Brokers’ Fees), Section 5.12 (Capitalization) (collectively, the “SPAC Specified Representations”)), shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation) in all respects as of the Closing Date as though then made (except to the extent any such representations and warranties expressly relate to an earlier date, and in such case, such representations and warranties shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “Material Adverse Effect” or any similar limitation) in all respects as of such earlier date), in each case, except where the failure of such representations and warranties to be true and correct, taken as a whole, would not reasonably be expected to have a material adverse effect on SPAC’s ability to consummate the transactions contemplated by this Agreement.

(ii)    The SPAC Specified Representations shall be true and correct in all material respects as of the Closing Date as though then made (except to the extent any such SPAC Specified Representation expressly relates to an earlier date, and in such case, such SPAC Specified Representation shall be true and correct (without giving any effect to any limitation as to “materiality,” “in all material respects” or “material adverse effect” or any similar limitation) in all material respects as of such earlier date).

(b)    Agreements and Covenants. The covenants and agreements of SPAC and Merger Sub contained in this Agreement to be performed at or prior to the Closing shall have been performed in all material respects.

(c)    Available Closing SPAC Cash. The Available Closing SPAC Cash shall not be less than $225,000,000.

(d)    Officer’s Certificate. SPAC shall have delivered to the Company a certificate, signed by an officer of SPAC, dated as of the Closing Date, certifying that the conditions specified in Section 9.01(b), Section 9.03(a), Section 9.03(b) and Section 9.03(c) have been fulfilled.

(e)    Waiver Agreement. The Waiver Agreement shall be in full force and effect and no Sponsor shall be in breach thereof or shall have failed to perform thereunder.

(f)    Resignations. All of the members of the board of directors of SPAC (other than Jack Pearlstein) shall have executed and delivered to the Company written resignations effective as of the

Effective Time and as of immediately following the Effective Time, the SPAC Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 7.08.

(g)    Investor Rights Agreement. The Investor Rights Agreement shall be in full force and effect and neither SPAC nor any Sponsor shall be in breach thereof or shall have failed to perform thereunder.

Section 9.04    Frustration of Conditions. Neither SPAC nor Merger Sub may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was proximately caused by SPAC’s or Merger Sub’s breach of its obligations under this Agreement, including a breach of Section 8.03. The Company may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was proximately caused by the Company’s breach of its obligations under this Agreement, including a breach of Section 8.03.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.01    Termination. This Agreement may be terminated and the Transactions abandoned:

(a)    by written consent of the Company and SPAC;

(b)    by written notice to the Company from SPAC if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date SPAC provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by the Company of notice from SPAC of such breach, but only as long as the Company continues to use commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period;

(c)    by written notice to SPAC from the Company if there is any breach of any representation, warranty, covenant or agreement on the part of SPAC or Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating SPAC Breach”), except that, if any such Terminating SPAC Breach is curable by SPAC or Merger Sub, as applicable, through the exercise of commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date or the Extended Termination Date, as applicable) after receipt by SPAC of notice from the Company of such breach, but only as long as SPAC or Merger Sub, as applicable, continues to exercise such commercially reasonable efforts to cure such Terminating SPAC Breach (the “SPAC Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within the SPAC Cure Period;

(d)    by written notice from either the Company or SPAC to the other if the Closing has not occurred on or before October 25, 2021 (the “Termination Date”); provided, that if all other conditions to Closing set forth in Article IX, other than the conditions to Closing set forth in Section 9.01(c) and/or Section 9.01(h) are satisfied (other than those conditions which, by their terms, are incapable of being satisfied before the Closing), then the Termination Date will be extended without any further action by any Party until March 1, 2022 (the “Extended Termination Date”); provided further, that if prior to the

Termination Date or Extended Termination Date, as applicable, the Special Meeting is adjourned or postponed and all conditions to Closing set forth in Article IX, other than the conditions to Closing set forth in Section 9.01(c) are satisfied (other than those conditions which, by their terms, are incapable of being satisfied before the Closing), the Termination Date or Extended Termination Date, as applicable, shall be the earlier of (i) the date that is thirty (30) days following the date on which the Special Meeting has been held (including any adjournment or postponement thereof) and has concluded, and (ii) March 1, 2022; provided further that the right to terminate this Agreement pursuant to this Section 10.01(d) shall not be available to a Party if such Party’s (or, with respect to SPAC, Merger Sub’s) material breach of this Agreement has been the primary cause of the failure of the Closing to occur on or before such date;

(e)    by written notice from either the Company or SPAC to the other if the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order;

(f)    by written notice from either the Company or SPAC to the other if the approval of SPAC Stockholder Matters by the Pre-Closing SPAC Holders is not obtained at the Special Meeting (subject to any adjournment, postponement or recess of the meeting); provided, that, the right to terminate this Agreement under this Section 10.01(f) shall not be available to SPAC if, at the time of such termination, SPAC is in breach of Section 8.04; or

(g)    by written notice from SPAC if the Requisite Company Approval shall not have been obtained and delivered to SPAC on or prior to the thirtieth (30th) calendar day following the date that the Registration Statement/Proxy Statement becomes effective; provided, however, that the termination rights under this Section 10.01(g) shall expire and SPAC shall not be entitled to terminate this Agreement pursuant to this Section 10.01(g) if the Requisite Company Approval has been obtained and delivered to SPAC prior to the time that this Agreement is terminated pursuant to this Section 10.01(g).

(h)    by written notice from the Company to SPAC if, at any time prior to obtaining the Requisite Company Approval, the Company has entered into, or is concurrently with such termination entering into a definitive agreement to effect a Superior Proposal; provided that the entry into such definitive agreement shall not have resulted from a material breach of Section 8.05;

(i)    by written notice from SPAC to the Company, at any time prior to obtaining the Requisite Company Approval, if the Company Board shall have entered into a definitive agreement to effect a Superior Proposal; provided, that SPAC’s right to terminate this Agreement shall expire at the end of the tenth (10th) Business Day following the date on which SPAC first had the right to terminate this Agreement pursuant to this Section 10.01(i);

(j)    by written notice from SPAC to the Company, at any time prior to obtaining the Requisite Company Approval, if the Company Board shall have (i) made a Company Change in Recommendation or (ii) failed to include the Company Board Recommendation in its distribution to the Company Stockholders of the Company Stockholder Written Consent; provided, that with respect to any of the events described in clauses (i) or (ii), SPAC’s right to terminate this Agreement shall expire at the end of the tenth (10th) Business Day following the date on which SPAC first had the right to terminate this Agreement pursuant to such event described clauses (i) or (ii); or

(k)    by written notice from the Company to SPAC, at any time prior to obtaining the SPAC Stockholder Approval, if the SPAC Board shall have (i) made a SPAC Change in Recommendation, or (ii) failed to include the SPAC Board Recommendation in the Registration Statement / Proxy Statement; provided, that with respect to any of the events described in clauses (i) or (ii), the Company’s right to terminate this Agreement shall expire at the end of the tenth (10th) Business Day following the date on which the Company first had the right to terminate this Agreement pursuant to such event described clauses (i) or (ii).

Section 10.02    Effect of Termination. Except as otherwise set forth in this Section 10.02 or Section 11.13, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any Party or its respective Affiliates, officers, directors, employees or stockholders, other than liability of a Party for Fraud by such Party in connection with the Transactions. The provisions of Section 6.03 (No Claim Against the Trust Account), Section 8.08 (Confidentiality; Publicity), this Section 10.02 (Effect of Termination) and Article XI (collectively, the “Surviving Provisions”), the Confidentiality Agreement and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Section 10.03    Expense Reimbursement. If this Agreement is terminated by SPAC or the Company, as applicable, pursuant to Section 10.01(g), Section 10.01(h), Section 10.01(i) or Section 10.01(j), the Company shall pay to SPAC within two (2) Business Days after such termination, an amount equal to the reasonable documented fees and out of pocket expenses incurred by SPAC, Sponsor, and Merger Sub in connection with the negotiation and execution of this Agreement and the Transactions, equal to $5,000,000 (the “Expense Reimbursement”). If the Company fails to pay when due any amount payable by the Company under this Section 10.03 then (i) the Company shall reimburse SPAC for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by SPAC of its rights under this Section 10.03, and (ii) the Company shall pay to SPAC interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to SPAC in full) at a rate per annum equal to the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid. The Parties acknowledge and agree that the Expense Reimbursement is not a penalty but shall be liquidated damages, that the Company shall not be required to pay the Expense Reimbursement more than once, and in no event shall the Company be obligated to pay both the Expense Reimbursement and any other damages.

ARTICLE XI

MISCELLANEOUS

Section 11.01    Waiver. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any rights or conditions in its favor under this Agreement or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided that no Party may waive any rights or conditions set forth in Section 2.09 without the prior written consent of any affected Founder.

Section 11.02    Notices. All notices and other communications among the Parties and the Founders shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)    If to SPAC or Merger Sub:

NavSight Holdings, Inc.

12020 Sunrise Valley Drive, Suite 100

Reston, Virginia 20191

Attn: Jack Pearlstein

Email: jack@navsight.com

with a copy (which shall not constitute notice) to:

Venable LLP

1290 Avenue of the Americas, 20th Floor

New York, NY 10104

Attn: Wallace Christner

Email: wechristner@venable.com

(b)    If to the Company, the Surviving Company or the Founders:

Spire Global, Inc,

251 Rhode Island St.

Suite 204

San Francisco, CA 94103

Attn: Legal Department

Email: legal@spire.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention:    Andrew Hill

E-mail:        ahill@wsgr.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention:    Ethan Lutske

E-mail:        elutske@wsgr.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

Section 11.03    Assignment. No Party or Founder shall assign this Agreement or any part hereof without the prior written consent of the Parties; provided that if any such assignment materially and adversely affects the Founders in a disproportionate manner to the other holders of Company Capital Stock, then this Agreement or any part hereof may not be assigned without the prior written consent of each Party and the Founders holding at least a majority of the Company Capital Stock held by all Founders as of immediately prior to the Effective Time (a “Founder Majority in Interest”). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties, the Founders and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

Section 11.04    Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, the Founders any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) in the event the Closing occurs, the present and former officers and directors of SPAC, the Company and their respective Subsidiaries (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.04 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.14 and Section 11.15.

Section 11.05    Expenses. Except as otherwise provided herein, each Party and Founder shall bear its own expenses incurred in connection with this Agreement and the Transactions, regardless of whether the Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

Section 11.06    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.07    Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.08    Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Certain information set forth in the Schedules is included solely for informational purposes.

Section 11.09    Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the other Transaction Agreements and that certain Confidentiality Agreement, dated as of November 4, 2020, by and between the Company and SPAC (as amended, modified or supplemented from time to time, the “Confidentiality Agreement”), constitute the entire agreement among the Parties and the Founders relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties, the Founders or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement, the Transaction Agreements and the Confidentiality Agreement.

Section 11.10    Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided that if any such amendment or modification materially and adversely affects the Founders in a disproportionate manner to the other holders of Company Capital Stock, then this Agreement may only be amended or modified by a duly authorized agreement in writing executed by each of the Parties and the Founders holding at least Founder Majority in Interest. The approval of this Agreement by the stockholders of any Party shall not restrict the ability of the board of directors (or other body performing similar functions) of such Party to terminate this Agreement in accordance with Section 10.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 11.10.

Section 11.11    Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

Section 11.12    Jurisdiction; WAIVER OF TRIAL BY JURY. Each of the Parties and Founders hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the other Transaction Agreements or the transactions contemplated hereby or thereby, and each of the Parties and Founders hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such federal court. Each of the Parties and Founders agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party and Founder irrevocably consents to service of process in the manner provided for notices in Section 11.02. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE OR CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE TRANSACTION AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.12.

Section 11.13    Enforcement. The Parties and Founders agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the

Parties and Founders do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) or any Transaction Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties and Founders acknowledge and agree that (a) the Parties (or the Founders, solely with respect to Section 2.09) shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and thereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties or Founders would have entered into this Agreement. Each Party and Founder agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties or Founders an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties and Founders acknowledge and agree that any Party or Founder seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

Section 11.14    Non-Recourse. Subject in all respects to the last sentence of this Section 11.14, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as Parties or Founders and then only with respect to the specific obligations set forth herein with respect to such Party or Founder. Except to the extent a Party or Founder (and then only to the extent of the specific obligations undertaken by such Party or Founder in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party or Founder and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, the Founders, SPAC, or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section  11.14 shall limit, amend or waive any rights or obligations of any party to any Transaction Agreement.

Section 11.15     Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and all of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), in each case, except for (a) those covenants and agreements contained herein and in the Transaction Agreements that by their nature or express terms apply in whole or in part at or after the Closing and then only with respect to any breaches occurring at or after the Closing and (b) this Article XI.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

NAVSIGHT HOLDINGS, INC.

By:	/s/ Jack Pearlstein
Name:	Jack Pearlstein
Title:	Chief Financial Officer

NAVSIGHT MERGER SUB INC.

By:	/s/ Jack Pearlstein
Name:	Jack Pearlstein
Title:	Chief Financial Officer

Signature Page to Business Combination Agreement

IN WITNESS WHEREOF, the parties hereto have hereunto caused this Business Combination Agreement to be duly executed as of the date hereof.

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer

PETER PLATZER

By:	/s/ Peter Platzer

THERESA CONDOR

By:	/s/ Theresa Condor

JEROEN CAPPAERT

By:	/s/ Jeroen Cappaert

JOEL SPARK

By:	/s/ Joel Spark

Signature Page to Business Combination Agreement

ANNEX B

RESTATED CERTIFICATE OF INCORPORATION

OF

SPIRE GLOBAL, INC.

Spire Global, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law” or the “DGCL”),

DOES HEREBY CERTIFY:

FIRST: That the name of this corporation is Spire Global, Inc. (the “Corporation”) and that the Corporation was originally incorporated pursuant to the Delaware General Corporation Law on May 29, 2020 under the name “NavSight Holdings, Inc.”

SECOND: That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Restated Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of this corporation is Spire Global, Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, County of New Castle, Wilmington, DE 19808. The name of its registered agent at such address is Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

Effective immediately upon the effectiveness of the filing of this Amended and Restated Certificate (the “Effective Time”), each one share of the Corporation’s Class B Common Stock, par value $0.0001 per share (the “Old B Stock”), that was issued and outstanding or held in treasury immediately prior to the Effective Time shall automatically be reclassified, exchanged and changed into one validly issued, fully paid and non-assessable share of Class A Common Stock of the Corporation, par value $0.0001 per share (the “Class A Common Stock” and such reclassification, exchange and change, the “Reclassification”). Each certificate that immediately prior to the Effective Time represented shares of Old B Stock (collectively, the “Old Certificates”) shall, until surrendered to the Corporation in exchange for a certificate representing such new number of shares of Class A Common Stock, automatically represent that number of shares of Class A Common Stock, as applicable, into which the shares of Old B Stock represented by the Old Certificate shall have been reclassified, exchanged and changed. All share and per share amounts and other share-based rights, powers and preferences set forth in this Amended and Restated Certificate reflect the Reclassification, and no further adjustment to such numbers shall be necessary in connection with the Reclassification. After giving effect to the Reclassification described above, the total number of shares of stock that the Corporation shall have authority to issue is set forth below:

The Corporation is authorized to issue three classes of stock to be designated, respectively, Class A Common Stock, Class B Common Stock, and Preferred Stock. The total number of shares of Class A Common Stock authorized to be issued is 1,000,000,000 shares, par value $0.0001 per share. The total number of shares of Class B Common Stock authorized to be issued is 15,000,000 shares, par value $0.0001 per share. The Class A Common Stock and Class B Common Stock are referred to together as “Common Stock”. The total number of shares of Preferred Stock authorized to be issued is 100,000,000 shares, par value $0.0001 per share.

ARTICLE V

The rights, powers, preferences, privileges, restrictions and other matters relating to the Common Stock are as follows:

1.    Definitions. For purposes of this Amended and Restated Certificate, the following definitions apply;

1.1    “Acquisition” means (A) any consolidation or merger of the Corporation with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Corporation immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity (or, if the surviving entity is a wholly owned subsidiary, its Parent) immediately after such consolidation, merger or reorganization (provided that, for the purpose of this Section V.1.1, all stock, options, warrants, purchase rights or other securities exercisable for or convertible into Common Stock outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of capital stock are converted or exchanged); or (B) any transaction or series of related transactions to which the Corporation is a party in which shares of the Corporation are transferred such that in excess of fifty percent (50%) of the Corporation’s voting power is transferred; provided that an Acquisition shall not include (x) any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Corporation or any successor or indebtedness of the Corporation is cancelled or converted or a combination thereof or (y) the Merger, as defined in that certain Business Combination Agreement dated as of February 28, 2021 by and among NavSight Holdings, Inc., NavSight Merger Sub Inc., Spire Global, Inc. and the Founders, as it may be amended and restated from time to time.

1.2    “Amended and Restated Certificate” means this Restated Certificate of Incorporation of the Corporation, as may be further amended and restated from time to time.

1.3    “Asset Transfer” means a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Corporation.

1.4     “Board” means the Board of Directors of the Corporation.

1.5    “Business Combination” and any reference in this Amended and Restated Certificate to the “initial Business Combination” shall mean the earlier of (i) a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, or (ii) the Merger, as defined in that certain Business Combination Agreement dated as of February 28, 2021 by and among NavSight Holdings, Inc., NavSight Merger Sub Inc., Spire Global, Inc. and the Founders, as it may be amended and restated from time to time.

1.6    “Cause for Termination” means, with respect to any Founder, (i) fraud or embezzlement by such Founder in connection with his or her employment with the Corporation, (ii) a willful act of material dishonesty by such Founder in connection with his or her employment with the Corporation that results in or would reasonably be expected to result in material loss to the Corporation, or (iii) such Founder’s conviction of, or plea of guilty to, a felony that results in or would reasonably be expected to result in material loss to the Corporation.

1.7     “Controlled Company Exemption” means, if and to the extent otherwise applicable to the Corporation, the exemptions from the Listing Standards available to any company that constitutes a “controlled company” within the meaning of the Listing Standards.

1.8    “Disability” or “Disabled” means, with respect to any Founder, the permanent and total disability of such Founder such that he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death within 12 months or which has lasted or can be expected to last for a continuous period of not less than 12 months as determined by a licensed medical practitioner jointly selected by a majority of the Independent Directors and such Founder. If such Founder is incapable of selecting a licensed physician, then his or her spouse shall make the selection on his or her behalf, or in the absence or incapacity of such Founder’s spouse, his or her adult children by majority vote shall make the selection on his or her behalf, or in the absence of adult children of such Founder or their inability to act by majority vote, a natural person then acting as the successor trustee of a revocable living trust which was created by such Founder and which holds in the aggregate more shares of all classes of capital stock of the Corporation than any other revocable living trust created by such Founder shall make the selection on his or her behalf, or in absence of any such successor trustee, the legal guardian or conservator of the estate of such Founder shall make the selection on his or her behalf.

1.9     “Effective Date” means the date that this Amended and Restated Certificate is accepted for filing by the Secretary of State of the State of Delaware.

1.10     “Family Member” means, with respect to any Founder, the spouse, domestic partner, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Founder (including adopted persons of such Founder).

1.11     “Final Retirement Date” means (a) the date specified by the holders of two-thirds of the then outstanding shares of Class B Common Stock, voting as a separate class, or in the affirmative written election executed by the holders of two-thirds of the then outstanding shares of Class B Common Stock, or (b) the date fixed by the Board that is no less than 61 days and no more than 180 days following any date after the Effective Date that the number of outstanding shares of Class B Common Stock held by the Founders represents less than 10% of the aggregate number of shares of Class B Common Stock held collectively by the Founders as of 11:59 p.m. Eastern Time on the Effective Date.

1.12    “Founder” means each of Peter Platzer, Theresa Condor, Jeroen Cappaert, and Joel Spark.

1.13    “Founder Consideration Stock” means the shares of Class A Common Stock received by the Founders on the Effective Date pursuant to that certain Business Combination Agreement by and among NavSight Holdings, Inc., NavSight Merger Sub Inc., Spire Global, Inc. and the Founders dated February 28, 2021, as it may be amended and restated from time to time.

1.14     “Independent Directors” means the members of the Board designated as independent directors in accordance with the Listing Standards.

1.15     “Liquidation Event” means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Acquisition or Asset Transfer.

1.16     “Listing Standards” means (i) the requirements of any national stock exchange under which the Corporation’s equity securities are listed for trading that are generally applicable to companies with common equity securities listed thereon or (ii) if the Corporation’s equity securities are not listed for trading on a national stock exchange, the requirements of the New York Stock Exchange generally applicable to companies with equity securities listed thereon.

1.17    “Offering” means the Corporation’s initial public offering of securities.

1.18     “Parent” of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

1.19     “Permitted Entity” means, with respect to any Founder, (a) any trust for the exclusive benefit of such Founder, one or more Family Members of such Founder or any other Permitted Entity of such Founder, (b) any general partnership, limited liability company, corporation or other entity exclusively owned by such Founder, one or more Family Members of such Founder or any other Permitted Entity of such Founder, (c) any charitable organization, foundation or similar entity established by a Founder, one or more Family Members of such Founder or any other Permitted Entity of such Founder, and (d) any Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Founder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code.

1.20     “Permitted Transfer” means (a) any Transfer of a share of Founder Consideration Stock from a Founder, from a Founder’s Permitted Entities, from a Founder’s Family Member, from the estate of a Founder or a Family Member of a Founder, or from a Founder’s Permitted Transferees, to any Founder, to any Family Member of a Founder, to the estate of any Founder or Family Member of a Founder, or to any Permitted Entity of any Founder; provided such Transfer shall qualify as a Permitted Transfer only if such Founder shall have exclusive Voting Control with respect to such share of Founder Consideration Stock following such transfer and (b) any Transfer of a share of Founder Consideration Stock from a holder to such holder’s affiliate with the prior written approval of the Board; provided that such Transfer shall qualify as a Permitted Transfer only if such Founder shall have exclusive Voting Control with respect to such share of Founder Consideration Stock following such transfer.

1.21     “Permitted Transferee” means a transferee of shares of Founder Consideration Stock, or rights or interests therein, received in a Transfer that constitutes a Permitted Transfer.

1.22     “Securities Exchange” means the New York Stock Exchange, the Nasdaq Stock Market or any successor markets or exchanges.

1.23     “Transfer” of a share of Founder Consideration Stock means any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise) after 11:59 p.m. Eastern Time on the Effective Date, or the transfer of, or entering into a binding agreement with respect to the transfer of, Voting Control (as defined below) over such share by proxy or otherwise. Notwithstanding the foregoing, the following will not be considered a “Transfer”:

(a)    any grant by a Founder of a proxy to officers or directors of the Corporation in connection with (i) actions to be taken at an annual or special meeting of stockholders, or (ii) any other action of the stockholders permitted by this Amended and Restated Certificate;

(b)    any pledge of shares of Founder Consideration Stock by a Founder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee will constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Permitted Transfer” at such time;

(c)    any entry into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; provided, however, that a sale of such shares of Founder Consideration Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale;

(d)    any entry by a Founder into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of Founder Consideration Stock or voting such shares in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Founder Consideration Stock or any legal or beneficial interest in shares of Founder Consideration Stock in connection with a Liquidation Event) if such action has been approved by a majority of the Whole Board, including a majority of the Independent Directors then in office; and

(e)    the fact that, as of the Effective Date or at any time after the Effective Date, the spouse of any Founder possesses or obtains an interest in any of such holder’s shares of Founder Consideration Stock arising solely by reason of the application of the community property laws of any jurisdiction (excluding in connection with a divorce proceeding, domestic relations order or similar legal requirement, all of which shall constitute “Transfers” unless such action qualifies as a “Permitted Transfer” at such time), so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such share.

1.24     “Voting Control” means, with respect to a share of capital stock or other security, the power to vote or direct the voting of such security, including by proxy, voting agreement or otherwise.

1.25     “Whole Board” means the total number of authorized directors, whether or not there exist any vacancies or unfilled seats in previously authorized directorships.

2.    Dividends; Stock Splits or Combinations.

2.1    Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Class A Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Class A Common Stock shall be paid on a pro rata basis. Dividends of cash, property or securities of the Corporation may not be declared or paid on the Class B Common Stock.

2.2    The Corporation shall not declare or pay any dividend or make any other distribution to the holders of Class A Common Stock payable in securities of the Corporation, or effect a stock split, reverse stock split, combination of stock, reclassification or recapitalization that would have the effect of changing the relative per share voting rights of the Class A Common Stock and Class B Common Stock.

3.    Voting Rights.

3.1    Common Stock.

(a)    Class A Common Stock. Each holder of shares of Class A Common Stock will be entitled to one (1) vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

(b)    Class B Common Stock. Each holder of shares of Class B Common Stock will be entitled to nine (9) votes for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters.

3.2    General. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock and Class B Common Stock will vote together and not as separate series or classes. Except as otherwise required by law or provided in this Amended and Restated Certificate, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate (including any Preferred Stock Designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate (including any Preferred Stock Designation filed with respect to any series of Preferred Stock.

3.3    Authorized Shares. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares of Class A Common Stock then outstanding (taking into account the number of shares of Class A Common Stock issuable upon the exercise, conversion or exchange, as applicable, of outstanding options, warrants and other convertible securities of the Corporation)) by the affirmative vote of the holders of a majority of the voting power of all of the shares of the Corporation’s outstanding stock entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law; provided that, for the avoidance of doubt, the number of authorized shares of Class B Common Stock shall not be increased or decreased without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class.

3.4    Election of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect directors under specified circumstances, (i) prior to the Final Retirement Date, the holders of Class A Common Stock and Class B Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Corporation, (ii) from and after the Final Retirement Date, the holders of the Class A Common Stock, voting together as a single class, shall be entitled to elect and remove all directors of the Corporation.

4.    Liquidation Rights. In the event of a Liquidation Event in connection with which the Board has determined to effect a distribution of assets of the Corporation to any holder or holders of Common Stock, then, subject to the rights of any holders of any series of Preferred Stock that may then be outstanding, the assets of the Corporation legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class; provided, however, that for the avoidance of doubt, consideration to be paid or received by a holder of Common Stock in connection with any Liquidation Event pursuant to any employment, consulting, severance or similar services arrangement shall not be deemed to be a “distribution to stockholders” for the purpose of this Section V.4; provided, further, however, that the aggregate amount of proceeds that may be distributed pursuant to this Section V.4 with respect to each share of Class B Common Stock shall not exceed $0.0001 per share.

5.    No Conversion Rights; No Transfers of Class B Common Stock; Transfer and Retirement of the Class B Common Stock.

5.1    The Class A Common Stock and Class B Common Stock shall not have any conversion rights.

5.2    Except as otherwise expressly provided by the provisions of this Section V.5, neither shares of Class B Common Stock nor any legal or beneficial interest in such shares, may be sold, assigned, transferred, conveyed, hypothecated or otherwise transferred or disposed of, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), nor shall any Voting Control over such shares be transferred by proxy or otherwise. Notwithstanding the previous sentence, a Founder may (a) grant a proxy over shares of Class B Common Stock to officers or directors of the Corporation in connection with (i) actions to be taken at an annual or special meeting of stockholders, or (ii) any other action of the stockholders permitted by this Amended and Restated Certificate, and (b) enter into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of Class B Common Stock or voting such shares in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with a Liquidation Event) if such action has been approved by a majority of the Whole Board, including a majority of the Independent Directors then in office.

5.3    Each share of outstanding Class B Common Stock shall automatically and without further action on the part of the Corporation or the holders of shares of Class B Common Stock be transferred to the Corporation for no consideration on the Final Retirement Date.

5.4    With respect to any Founder, each share of Class B Common Stock held by such Founder shall automatically and without further action on the part of the Corporation or the holders of shares of Class B Common Stock be transferred to the Corporation for no consideration upon the occurrence of any of the following events:

(a)    on the affirmative written election of such holder to transfer such share of Class B Common Stock to the Corporation or, if later, at the time or the happening of a future event specified in such written election (which election may be revoked by such holder prior to the date on which the automatic transfer to the Corporation would otherwise occur unless otherwise specified by such holder);

(b)    the date fixed by the Board that is no less than 61 days and no more than 180 days following the first time after 11:59 p.m. Eastern Time on the Effective Date that both (i) such Founder is no longer providing services to the Corporation as an officer, employee, or consultant, and (ii) such Founder is no longer a director of the Corporation;

(c)    the date fixed by the Board that is no less than 61 days and no more than 180 days following the date that such Founder’s employment with the Corporation is terminated for Cause for Termination; or

(d)    upon the death or Disability of such Founder.

5.5    In the event of a Transfer of any shares of Founder Consideration Stock to any person or entity that is not a Permitted Transferee, an equivalent number of shares of Class B Common Stock held by the Founder who was originally issued such shares of Founder Consideration Stock shall be automatically and without further action on the part of the Corporation or such Founder be transferred to the Corporation for no consideration.

6.    Procedures. The Corporation may, from time to time, establish such policies and procedures relating to the transfers of Class B Common Stock and Transfers of Founder Consideration Stock, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may from time to time request that holders of shares of Class B Common Stock and Founder Consideration Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and Founder Consideration Stock and to confirm that transfers of Class B Common Stock and Founder Consideration Stock have not occurred. A determination by the Corporation as to whether or not a Transfer of Founder Consideration Stock has occurred and results in an automatic transfer of Class B Common Stock pursuant to Section V.5.5 shall be conclusive and binding. In connection with any transfer of shares of Class B Common Stock to the Corporation pursuant to Section V.5, the Corporation shall promptly take all necessary action to cause such shares of Class B Common Stock to be retired, and such shares thereafter may not be reissued by the Corporation.

7.    Immediate Effect. In the event of and upon a transfer of Class B Common Stock to the Corporation pursuant to Section V.5, such transfer shall be deemed to have been made at the time that the Transfer of shares of Founder Consideration Stock, death, or Disability, as applicable, occurred, or immediately upon the Final Retirement Date, subject in all cases to any transition periods specifically provided for in this Amended and Restated Certificate. Upon any such transfer of Class B Common Stock to the Corporation pursuant to Section V.5, all rights of the holder of shares of Class B Common Stock shall immediately cease with respect to such shares.

8.    Preemptive Rights. No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and a stockholder.

9.    Class B Protective Provisions. After 11:59 p.m. Eastern Time on the Effective Date, and prior to the Final Retirement Date, the Corporation shall not, without the prior affirmative vote (either at a meeting or by written election) of the holders of two-thirds of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate:

9.1    directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amend or repeal, or adopt any provision of this Amended and Restated Certificate inconsistent with, or otherwise alter, any provision of this Amended and Restated Certificate relating to the voting or other rights, powers, preferences, privileges or restrictions of the Class B Common Stock;

9.2    reclassify any outstanding shares of Class A Common Stock into shares having the right to have more than one (1) vote for each share thereof; or

9.3    issue any shares of Class B Common Stock.

ARTICLE VI

1.    Rights of Preferred Stock. The Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereinafter referred to as a “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restrictions thereof.

2.     Vote to Increase or Decrease Authorized Shares. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the outstanding shares of stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

ARTICLE VII

1.    Board Size. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors that constitutes the Whole Board shall be fixed solely by resolution of the Board acting pursuant to a resolution adopted by a majority of the Whole Board. At each annual meeting of stockholders, directors of the Corporation whose terms are expiring at such meeting shall be elected to hold office until the expiration of the term for which they are elected and until their successors have been duly elected and qualified or until their earlier death, resignation or removal; except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the Delaware General Corporation Law.

2.    Board Structure. From and after the Effective Time, the directors, other than any who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the Effective Time, the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Time, and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Effective Time. At each annual meeting of stockholders, commencing with the first regularly scheduled annual meeting of stockholders following the Effective Time, each of the successors elected to replace the directors of a class whose term shall have expired at such annual meeting shall be elected to hold office for a three year term and until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Notwithstanding the foregoing provisions of this Article VII, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation, or removal. If the number of directors is thereafter changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

3.    Removal; Vacancies. Any director may be removed from office by the stockholders of the Corporation as provided in Section 141(k) of the Delaware General Corporation Law. Subject to the rights of the holders of any series of Preferred Stock to elect directors and fill vacancies under specified circumstances, vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, and not by stockholders. A person elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be duly elected and qualified.

ARTICLE VIII

The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

1.    Board Power. The business and affairs of the Corporation shall be managed by or under the direction of the Board. In addition to the powers and authority expressly conferred by statute or by this Amended and Restated Certificate or the Bylaws of the Corporation (the “Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

2.    Written Ballot. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

3.    Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board is expressly authorized to adopt, amend or repeal the Bylaws. The Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation; provided that the affirmative vote of the holders of at least a majority of the total voting power of outstanding voting securities of the Corporation, voting together as a single class, shall be required for the stockholders of the Corporation to alter, amend or repeal, or adopt any provision of the Bylaws.

4.    Special Meetings. Special meetings of the stockholders may be called only by (i) the Board pursuant to a resolution adopted by a majority of the Whole Board; (ii) the chairperson of the Board; (iii) the chief executive officer of the Corporation; or (iv) the president of the Corporation, but a special meeting may not be called by any other person or persons and any power of stockholders to call a special meeting of stockholders is specifically denied.

5.    No Stockholder Action by Written Consent. Subject to the rights of the holders of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders.

6.    No Cumulative Voting. No stockholder will be permitted to cumulate votes at any election of directors.

7.    Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

8.    No Reliance on the Controlled Company Exemption. At any time during which shares of capital stock of the Corporation are listed for trading on a Securities Exchange, the Corporation shall not rely upon the Controlled Company Exemption.

ARTICLE IX

To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Neither any amendment, repeal nor elimination of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate inconsistent with this Article IX, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal, elimination or adoption of such an inconsistent provision.

ARTICLE X

If any provision of this Amended and Restated Certificate becomes or is declared on any ground by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Amended and Restated Certificate, and the court will replace such illegal, void or unenforceable provision of this Amended and Restated Certificate with a valid and enforceable provision that most accurately reflects the Corporation’s intent, in order to achieve, to the maximum extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Amended and Restated Certificate shall be enforceable in accordance with its terms.

Except as provided in Article IX above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. Any amendment to this Amended and Restated Certificate that requires stockholder approval pursuant to the Delaware General Corporation Law shall require the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XI

The following provisions relate to the Corporation’s Business Combination requirements.

1.    Business Combination Requirements.

1.1    The provisions of this Article XI shall apply during the period commencing upon the effectiveness of this Amended and Restated Certificate and terminating upon the consummation of the Corporation’s initial Business Combination and no amendment to this Article XI shall be effective prior to the consummation of the initial Business Combination unless approved by the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of the Common Stock.

1.2    Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the Securities and Exchange Commission (the “SEC”) on July 24, 2020, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay the Corporation’s taxes, none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of shares in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate as described in Section XI.7, or (iii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 24 months from the closing of the Offering, subject to applicable law. Holders of shares of the Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are Six4 Holdings, LLC (the “Sponsor”) or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

2.    Redemption Rights.

2.1    Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed, out of funds legally available therefor, upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections XI.2.2 and XI.2.3 (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section XI.2.2 hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem or repurchase Offering Shares to the extent that such redemption would result in the Corporation’s failure to have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (or any successor rule)) in excess of $5 million or any greater net tangible asset or cash requirement which may be contained in the agreement relating to the initial Business Combination (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

2.2    If the Corporation offers to redeem the Offering Shares other than in conjunction with a stockholder vote on an initial Business Combination with a proxy solicitation pursuant to Regulation 14A under the Exchange Act (or any successor rules or regulations) and filing proxy materials with the SEC, the Corporation shall offer to redeem the Offering Shares upon the consummation of the initial Business Combination, subject to lawfully available funds therefor, in accordance with the provisions of Section XI.2.1 hereof pursuant to a tender offer in accordance with Rule 13e-4 and Regulation 14E under the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Tender Offer Rules”) which it shall commence prior to the consummation of the initial Business Combination and shall file tender offer documents with the SEC prior to the consummation of the initial Business Combination that contain substantially the same financial and other information about the initial Business Combination and the Redemption Rights as is required under Regulation 14A under the Exchange Act (or any successor rule or regulation) (such rules and regulations hereinafter called the “Proxy Solicitation Rules”), even if such information is not required under the Tender Offer Rules; provided, however, that if a stockholder vote is required by law to approve the proposed initial Business Combination, or the Corporation decides to submit the proposed initial Business Combination to the stockholders for their approval for business or other legal reasons, the Corporation shall offer to redeem the Offering Shares, subject to lawfully available funds therefor, in accordance with the provisions of Section XI.2.1 hereof in conjunction with a proxy solicitation pursuant to the Proxy Solicitation Rules (and not the Tender Offer Rules) at a price per share equal to the Redemption Price calculated in accordance with the following provisions of this Section XI.2.2. In the event that the Corporation offers to redeem the Offering Shares pursuant to a tender offer in accordance with the Tender Offer Rules, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares tendering their Offering Shares pursuant to such tender offer shall be equal to the quotient obtained by dividing: (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay taxes, by (ii) the total number of then outstanding Offering Shares. If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on the proposed initial Business Combination pursuant to a proxy solicitation, the Redemption Price per share of the Common Stock payable to holders of the Offering Shares exercising their Redemption Rights shall be equal to the quotient obtained by dividing (a) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest not previously released to the Corporation to pay taxes, by (b) the total number of then outstanding Offering Shares.

2.3    If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination pursuant to a proxy solicitation, a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13(d)(3) of the Exchange Act), shall be restricted from seeking Redemption Rights with respect to more than an aggregate of 15% of the Offering Shares.

2.4    In the event that the Corporation has not consummated an initial Business Combination within 24 months from the closing of the Offering, the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining 1.1 stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.

2.5    If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if (i) such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination (or, if required by the applicable stock exchange rules then in effect, such as the New York Stock Exchange, the affirmative vote of the holders of a majority of the shares held by Public Stockholders that are voted at a stockholder meeting held to consider such initial Business Combination) and (ii) the Redemption Limitation is not exceeded.

2.6    If the Corporation conducts a tender offer pursuant to Section XI.2.2, the Corporation shall consummate the proposed initial Business Combination only if the Redemption Limitation is not exceeded.

3.    Distributions from the Trust Account.

3.1    A Public Stockholder shall be entitled to receive funds from the Trust Account only as provided in Sections XI.2.1, XI.2.2 and XI.2.4 or Section XI.6 hereof. In no other circumstances shall a Public Stockholder have any right or interest of any kind in or to distributions from the Trust Account, and no stockholder other than a Public Stockholder shall have any interest in or to the Trust Account.

3.2    Each Public Stockholder that does not exercise its Redemption Rights shall retain its interest in the Corporation and shall be deemed to have given its consent to the release of the remaining funds in the Trust Account to the Corporation, and following payment to any Public Stockholders exercising their Redemption Rights, the remaining funds in the Trust Account shall be released to the Corporation.

3.3    The exercise by a Public Stockholder of the Redemption Rights shall be conditioned on such Public Stockholder following the specific procedures for redemptions set forth by the Corporation in any applicable tender offer or proxy materials sent to the Public Stockholders relating to the proposed initial Business Combination. Payment of the amounts necessary to satisfy the Redemption Rights properly exercised shall be made as promptly as practical after the consummation of the initial Business Combination.

4.    Prior to the consummation of the Corporation’s initial Business Combination, the Corporation shall not issue any additional shares of capital stock of the Corporation that would entitle the holders thereof to receive funds from the Trust Account or vote on any initial Business Combination.

5.    In the event the Corporation enters into an initial Business Combination with a target business that is affiliated with the Sponsor, or the directors or officers of the Corporation, the Corporation, or a committee of the independent directors of the Corporation, shall obtain an opinion from an independent accounting firm or an independent investment banking firm that is a member of the Financial Industry Regulatory Authority that such Business Combination is fair to the Corporation from a financial point of view.

6.    The Corporation shall not enter into an initial Business Combination with another blank check company or a similar company with nominal operations.

7.    If, in accordance with Section XI.1.1, any amendment is made to this Amended and Restated Certificate of Incorporation (a) to modify the substance or timing of the Corporation’s obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination within 24 months from the date of the closing of the Offering or (b) with respect to any other provisions of this Amended and Restated Certificate of Incorporation relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay taxes, divided by the number of then outstanding Offering Shares. The Corporation’s ability to provide such opportunity is subject to the Redemption Limitation.

8.    Minimum Value of Target. The Corporation’s initial Business Combination must occur with one or more target businesses that together have a fair market value of at least 80% of the assets held in the Trust Account (excluding any deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time the Corporation signs a definitive agreement in connection with the initial Business Combination.

9.    Notwithstanding any other provision in this Amended and Restated Certificate, prior to the closing of the initial Business Combination, the holders of Class B Common Stock shall have the exclusive right to elect and remove any director, and the holders of Class A Common Stock shall have no right to vote on the election or removal of any director. This Section XI.9 may only be amended by a resolution passed by a majority of holders of at least ninety percent (90%) of the outstanding shares of Class B Common Stock entitled to vote thereon.

***

THIRD: That said Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been duly executed by a duly authorized officer of this corporation on this [    ]th day of [                ], 2021.

/s/ [ ]
[ ], President

SIGNATURE PAGE TO RESTATED CERTIFICATE OF

INCORPORATION OF SPIRE GLOBAL, INC.

ANNEX C

AMENDED AND RESTATED BYLAWS

OF

SPIRE GLOBAL, INC.

(Adopted on                         , 2021)

-i-

(continued)

-ii-

BYLAWS

OF

SPIRE GLOBAL, INC.

ARTICLE I - CORPORATE OFFICES

1.1    Registered Office

The registered office of Spire Global, Inc. (the “Corporation”) shall be fixed in the Corporation’s certificate of incorporation, as the same may be amended from time to time.

1.2    Other Offices

The Corporation may at any time establish other offices at any place or places.

ARTICLE II - MEETINGS OF STOCKHOLDERS

2.1    Place of Meetings

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the board of directors of the Corporation (the “Board”). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the “DGCL”) or any successor legislation. In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2    Annual Meeting

The annual meeting of stockholders shall be held on such date, at such time, and at such place (if any) within or without the State of Delaware, as the Board shall designate from time to time and stated in the Corporation’s notice of the meeting. At the annual meeting, directors shall be elected and any other proper business, brought in accordance with Section 2.4 of these bylaws, may be transacted. The Board, acting pursuant to a resolution adopted by a majority of the Whole Board or the chairperson of the meeting, may cancel, postpone or reschedule any previously scheduled annual meeting at any time, before or after the notice for such meeting has been sent to the stockholders. For purposes of these bylaws, the term “Whole Board” shall mean the total number of authorized directors whether or not there exist any vacancies or unfilled seats in previously authorized directorships (provided for the avoidance of doubt that voting power shall be attributed to any such vacancies or unfilled seats).

2.3    Special Meeting

(i)    A special meeting of the stockholders, other than as required by statute, may be called at any time by the Board, acting pursuant to a resolution adopted by a majority of the Whole Board, the chairperson of the Board, the chief executive officer or the president, but a special meeting may not be called by any other person or persons. The Board or the chairperson of the meeting may cancel, postpone or reschedule any previously scheduled special meeting at any time, before or after the notice for such meeting has been sent to the stockholders.

(ii)    The notice of a special meeting shall include the purpose for which the meeting is called. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting by or at the direction of the Board, chairperson of the Board, chief executive officer or president. Nothing contained in this Section 2.3(ii) shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board may be held.

2.4    Advance Notice Procedures

(i)    Advance Notice of Stockholder Business. At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be brought: (A) pursuant to the Corporation’s proxy materials with respect to such meeting, (B) by or at the direction of the Board, or (C) by a stockholder of the Corporation who (1) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(i), on the record date for the determination of stockholders entitled to notice of the annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has timely complied in proper written form with the notice procedures set forth in this Section 2.4(i). In addition, for business to be properly brought before an annual meeting by a stockholder, such business must be a proper matter for stockholder action pursuant to these bylaws and applicable law. For the avoidance of doubt, clause (C) above shall be the exclusive means for a stockholder to bring business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or any successor thereto) before an annual meeting of stockholders.

(a)    To comply with clause (C) of Section 2.4(i) above, a stockholder’s notice must set forth all information required under this Section 2.4(i) and must be timely received by the secretary of the Corporation. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of the Corporation not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which the Corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual meeting, then, for notice by the stockholder to be timely, it must be so received by the secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the 10th day following the day on which Public Announcement (as defined below) of the date of such annual meeting is first made. In no event shall any adjournment, rescheduling or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described in this Section 2.4(i)(a). “Public Announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act.

(b)    To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter of business the stockholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting, the text of the proposed business (including the text of any resolutions proposed for consideration) and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business and any Stockholder Associated Person (as defined below), (3) the class and number of shares of the Corporation that are held of record or are beneficially owned by the stockholder or any Stockholder Associated Person and any derivative positions held or beneficially held by the stockholder or any Stockholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such stockholder or any Stockholder Associated Person with respect to any securities of the Corporation, (5) any material interest of the stockholder or a Stockholder Associated Person in such business, and (6) a statement whether either such stockholder or any Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (6), a “Business Solicitation Statement”). In addition, to be in proper written form, a stockholder’s notice to the secretary must be supplemented not later than 10 days following the record date for the determination of stockholders entitled to notice of the meeting to disclose the information contained in clauses (3) and (4) above as of such record date. For purposes of this Section 2.4, a “Stockholder Associated Person” of any stockholder shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(c)    Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this Section 2.4(i) and, if applicable, Section 2.4(ii). In addition, business proposed to be brought by a stockholder may not be brought before the annual meeting if such stockholder or a Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting and in accordance with the provisions of this Section 2.4(i), and, if the chairperson should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(ii)    Advance Notice of Director Nominations at Annual Meetings. Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this Section 2.4(ii) shall be eligible for election or re-election as directors at an annual meeting of stockholders. Nominations of persons for election to the Board shall be made at an annual meeting of stockholders only (A) by or at the direction of the Board or (B) by a stockholder of the Corporation who (1) was a stockholder of record at the time of the giving of the notice required by this Section 2.4(ii), on the record date for the determination of stockholders entitled to notice of the annual meeting and on the record date for the determination of stockholders entitled to vote at the annual meeting and (2) has complied with the notice procedures set forth in this Section 2.4(ii). In addition to any other applicable requirements, for a nomination to be made by a stockholder, the stockholder must have given timely notice thereof in proper written form to the secretary of the Corporation.

(a)    To comply with clause (B) of Section 2.4(ii) above, a nomination to be made by a stockholder must set forth all information required under this Section 2.4(ii) and must be received by the secretary of the Corporation at the principal executive offices of the Corporation at the time set forth in, and in accordance with, the final three sentences of Section 2.4(i)(a) above; provided, however, that in the event that the number of directors to be elected to the Board is increased and there is no Public Announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least 10 days before the last day a stockholder may deliver a notice of nomination pursuant to the foregoing provisions, a stockholder’s notice required by this Section 2.4(ii) shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such Public Announcement is first made by the Corporation.

(b)    To be in proper written form, such stockholder’s notice to the secretary must set forth:

(1)    as to each person (a “nominee”) whom the stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of the nominee, (B) the principal occupation or employment of the nominee, (C) the class and number of shares of the Corporation that are held of record or are beneficially owned by the nominee and any derivative positions held or beneficially held by the nominee, (D) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the nominee with respect to any securities of the Corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the nominee, (E) a description of all arrangements or understandings between or among the stockholder, any nominee or any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder, including a description of any compensatory, payment or other financial agreement, arrangement or understanding involving the nominee and of any compensation or other payment received by or on behalf of the nominee, in each case in connection with candidacy or service as a director of the Corporation (a “Third-Party Compensation Arrangement”), (F) a written statement executed by the nominee acknowledging and representing that the nominee intends to serve a full term on the Board if elected and (G) any other information relating to the nominee that would be required to be disclosed about such nominee if proxies were being solicited for the election of the nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation the nominee’s written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and

(2)    as to such stockholder giving notice, (A) the information required to be provided pursuant to clauses (2) through (5) of Section 2.4(i)(b) above, and the supplement referenced in the second sentence of Section 2.4(i)(b) above (except that the references to “business” in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (B) a statement whether either such stockholder or Stockholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the Corporation’s voting shares reasonably believed by such stockholder or Stockholder Associated Person to be necessary to elect such nominee(s) (such information provided and statements made as required by clauses (A) and (B) above, a “Nominee Solicitation Statement”).

(c)    At the request of the Board, any person nominated by a stockholder for election as a director must furnish to the secretary of the Corporation (1) that information required to be set forth in the stockholder’s notice of nomination of such person as a director as of a date subsequent to the date on which the notice of such person’s nomination was given, (2) a signed and completed written questionnaire (in the form provided by the secretary at the written request of the nominating stockholder, which form will be provided by the secretary within 10 days of receiving such request) containing information regarding such nominee’s background and qualifications and such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee, (3) a written representation and undertaking that, unless previously disclosed to the Corporation, such nominee is not, and will not become, a party to any Third-Party Compensation Arrangement, and (4) a written representation and undertaking that, if elected as a director, such nominee would be in compliance, and will continue to comply, with the Corporation’s corporate governance guidelines as disclosed on the Corporation’s website, as amended from time to time; in the absence of the furnishing of such information if requested, such stockholder’s nomination shall not be considered in proper form pursuant to this Section 2.4(ii).

(d)    Without exception, no person shall be eligible for election or re-election as a director of the Corporation at an annual meeting of stockholders unless nominated in accordance with the provisions set forth in this Section 2.4(ii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or in any other notice to the Corporation or if the Nominee Solicitation Statement applicable to such nominee or any other relevant notice contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairperson of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

(iii)    Advance Notice of Director Nominations for Special Meetings.

(a)    For a special meeting of stockholders at which directors are to be elected pursuant to Section 2.3, nominations of persons for election to the Board shall be made only (1) by or at the direction of the Board or (2) by any stockholder of the Corporation who (A) is a stockholder of record at the time of the giving of the notice required by this Section 2.4(iii), on the record date for the determination of stockholders entitled to notice of the special meeting and on the record date for the determination of stockholders entitled to vote at the special meeting and (B) delivers a timely written notice of the nomination to the secretary of the Corporation that includes the information set forth in Sections 2.4(ii)(b) and (ii)(c) above. To be timely, such notice must be received by the secretary at the principal executive offices of the Corporation not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. A person shall not be eligible for election or re-election as a director at a special meeting unless the person is nominated (i) by or at the direction of the Board or (ii) by a stockholder in accordance with the notice procedures set forth in this Section 2.4(iii). In addition, a nominee shall not be eligible for election or re-election if a stockholder or Stockholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to such nominee or in any other notice to the Corporation or if the Nominee Solicitation Statement applicable to such nominee or any other relevant notice contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading.

(b)    The chairperson of the special meeting shall, if the facts warrant, determine and declare at the meeting that a nomination or business was not made in accordance with the procedures prescribed by these bylaws, and if the chairperson should so determine, he or she shall so declare at the meeting, and the defective nomination or business shall be disregarded.

(iv)    Other Requirements and Rights.

(a)    In addition to the foregoing provisions of this Section 2.4, a stockholder must also comply with all applicable requirements of state law and of the 1934 Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.4, including, with respect to business such stockholder intends to bring before the annual meeting that involves a proposal that such stockholder requests to be included in the Corporation’s proxy statement, the requirements of Rule 14a-8 (or any successor provision) under the 1934 Act. Nothing in this Section 2.4 shall be deemed to affect any right of the Corporation to omit a proposal from the Corporation’s proxy statement pursuant to Rule 14a-8 (or any successor provision) under the 1934 Act.

(b)    In addition, to be in proper written form, a stockholder providing notice pursuant to the foregoing provisions of this Section 2.4 shall further update and supplement such notice with such other information relating to any proposed item of business as the Corporation may reasonably request.

2.5    Notice of Stockholders’ Meeting

Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting in the form of a writing or electronic transmission shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

2.6 Quorum

The holders of a majority of the voting power of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, a majority of the voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting, or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. At such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the original meeting.

2.7    Adjourned Meeting; Notice

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 213(a) of the DGCL and Section 2.11 of these bylaws, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

2.8    Conduct of Business

The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business and discussion as seem to the chairperson in order. The chairperson of any meeting of stockholders shall have the power to adjourn the meeting to another place, if any, date or time, whether or not a quorum is present. The chairperson of any meeting of stockholders shall be designated by the Board; in the absence of such designation, the chairperson of the Board, if any, or the chief executive officer (in the absence of the chairperson of the Board), or the president (in the absence of the chairperson of the Board and the chief executive officer), or in their absence any other executive officer of the Corporation, shall serve as chairperson of the stockholder meeting.

2.9 Voting

The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 2.11 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders.

Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of the voting power of the shares of such class or series or classes or series present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation, these bylaws or the rules of any applicable stock exchange.

2.10    Stockholder Action by Written Consent Without a Meeting

Subject to the rights of the holders of the shares of any series of Preferred Stock or any other class of stock or series thereof that have been expressly granted the right to take action by written consent, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of stockholders of the corporation and may not be effected by any consent in writing by such stockholders.

2.11    Record Dates

In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.

If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the provisions of Section 213 of the DGCL and this Section 2.11 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.12 Proxies

Each stockholder entitled to vote at a meeting of stockholders, or such stockholder’s authorized officer, director employee or agent, may authorize another person or persons to act for such stockholder by proxy authorized by a document or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The authorization of a person to act as a proxy may be documented, signed and delivered in accordance with Section 116 of the DGCL; provided that such authorization shall set forth, or be delivered with information enabling the Corporation to determine, the identity of the stockholder granting such authorization. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

2.13    List of Stockholders Entitled to Vote

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal place of business. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.14    Inspectors of Election

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. Such inspectors shall take all actions as contemplated under Section 231 of the DGCL or any successor provision thereto.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are multiple inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

ARTICLE III - DIRECTORS

3.1 Powers

The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

3.2    Number of Directors

The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution adopted by a majority of the Whole Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3    Election, Qualification and Term of Office of Directors

Except as provided in Section 3.4 of these bylaws, each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation or removal. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors.

If so provided in the certificate of incorporation, the directors of the Corporation shall be divided into three classes.

3.4    Resignation and Vacancies

Any director may resign at any time upon notice given in writing or by electronic transmission to the chairperson of the Board, chief executive officer, president or secretary of the Corporation. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Except as explicitly otherwise provided in the certificate of incorporation and these bylaws or permitted in the specific case by resolution of the Board, and subject to the rights of holders of Preferred Stock, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by stockholders. If the directors are divided into classes, a person so chosen to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall have been duly elected and qualified.

3.5    Place of Meetings; Meetings by Telephone

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board may participate in a meeting of the Board by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

3.6    Regular Meetings

Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

3.7    Special Meetings; Notice

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the chief executive officer, the president, the secretary or a majority of the Whole Board, provided, that the person(s) authorized to call special meetings of the Board may authorize another person or persons to send notice of such meeting.

Notice of the time and place of special meetings shall be:

(i)    delivered personally by hand, by courier or by telephone;

(ii)    sent by United States first-class mail, postage prepaid;

(iii)    sent by facsimile;

(iv)    sent by electronic mail; or

(v)    otherwise given by electronic transmission (as defined in Section 7.2),

directed to each director at that director’s address, telephone number, facsimile number, electronic mail address or other contact for notice by electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile, (iii) sent by electronic mail or (iv) otherwise given by electronic transmission, it shall be delivered, sent or otherwise directed to each director, as applicable, at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting, unless required by statute.

3.8    Quorum; Voting

At all meetings of the Board, a majority of the Whole Board shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

The affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

3.9    Board Action by Written Consent Without a Meeting

Unless otherwise restricted by the certificate of incorporation or these bylaws, (i) any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission; and (ii) a consent may be documented, signed and delivered in any manner permitted by Section 116 of the DGCL. Any person (whether or not then a director) may provide, whether through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made and such consent shall be deemed to have been given for purposes of this Section 3.9 at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained.

3.10    Fees and Compensation of Directors

Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

3.11    Removal of Directors

Any director may be removed from office only as contemplated in the certificate of incorporation.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

ARTICLE IV - COMMITTEES

4.1    Committees of Directors

The Board may, by resolution passed by a majority of the Whole Board, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2    Committee Minutes

Each committee shall keep regular minutes of its meetings.

4.3    Meetings and Action of Committees

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)    Section 3.5 (place of meetings and meetings by telephone);

(ii)    Section 3.6 (regular meetings);

(iii)    Section 3.7 (special meetings and notice);

(iv)    Section 3.8 (quorum; voting);

(v)    Section 3.9 (action without a meeting); and

(vi)    Section 7.5 (waiver of notice)

with such changes in the context of these bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i)    the time and place of regular meetings of committees may be determined either by the Board or by the committee;

(ii)    special meetings of committees may also be called by the Board; and

(iii)    notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

4.4 Subcommittees

Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE V - OFFICERS

5.1 Officers

The officers of the Corporation shall be a chief executive officer, president and a secretary. The Corporation may also have, at the discretion of the Board, a chairperson of the Board, a vice chairperson of the Board, a chief financial officer or treasurer, one or more vice presidents, one or more assistant vice presidents, one or more assistant treasurers, one or more assistant secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

5.2    Appointment of Officers

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section  5.3 of these bylaws, subject to the rights, if any, of an officer under any contract of employment.

5.3     Subordinate Officers

The Board may appoint, or empower the chief executive officer or, in the absence of a chief executive officer, the president, to appoint, such other officers as the business of the Corporation may require. Each of such officers shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4    Removal and Resignation of Officers

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board unless as otherwise provided by resolution of the Board, by any officer upon whom such power of removal may be conferred by the Board. Notwithstanding the foregoing, the chief executive officer and the president of the Corporation may only be removed by a vote of the majority of the Whole Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5    Vacancies in Offices

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.3.

5.6    Representation of Securities or Other Entities

The chairperson of the Board, the chief executive officer, the president, any vice president, the treasurer, the secretary or assistant secretary of this Corporation, or any other person authorized by the Board or the chief executive officer, the president or a vice president, is authorized to vote, represent, and exercise on behalf of this Corporation all rights incident to any and all shares or other securities of any other entity or entities, and all rights incident to any management authority conferred on the Corporation in accordance with the governing documents of any entity or entities, standing in the name of this Corporation, including the right to act by consent. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7    Authority and Duties of Officers

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE VI - STOCK

6.1    Stock Certificates; Partly Paid Shares

The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Unless otherwise provided by resolution of the Board, every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Corporation by any two officers of the Corporation representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Corporation shall not have power to issue a certificate in bearer form.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly-paid shares, or upon the books and records of the Corporation in the case of uncertificated partly-paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully-paid shares, the Corporation shall declare a dividend upon partly-paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2    Special Designation of Certificates

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock; provided, however, that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a), 218(a) or 364 of the DGCL or with respect to this Section 6.2 a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3    Lost Certificates

Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4    Dividends

The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Corporation’s capital stock. Dividends may be paid in cash, in property, or in shares of the Corporation’s capital stock, subject to the provisions of the certificate of incorporation. The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5    Transfer of Stock

Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

6.6    Stock Transfer Agreements

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.7    Registered Stockholders

The Corporation:

(i)    shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii)    shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.8    Lock-Up

(i)    Subject to Section 6.8(ii), the holders (the “Lock-Up Holders”) of common stock of the Corporation (the “Common Stock”) issued (a) as the Closing Share Consideration or Earnout

Consideration pursuant to the Merger (each, as defined in the Business Combination Agreement, as defined below) or (b) to directors, officers, employees and consultants of the Corporation or its subsidiaries upon the settlement or exercise of stock options, restricted stock units, or other equity awards outstanding as of immediately following the Closing (as defined below) in respect of awards of a subsidiary of the Corporation formerly known as Spire Global, Inc. outstanding immediately prior to the Closing (as defined below) (such shares referred to in this Section 6.8(i)(b), the “Existing Equity Award Shares”), may not Transfer (as defined below) any Lock-Up Shares (as defined below) until the end of the Lock-Up Period (the “Lock-Up”).

(ii)     The restrictions in Section 6.8(i) shall not apply:

(a)    to transactions relating to shares of Common Stock or other securities acquired in open market transactions after the Closing, provided that no filing under Section 16(a) of the 1934 Act shall be required or shall be voluntarily made during the Lock-Up Period in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions;

(b)    to transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by will or interstate succession upon the death of the Lock-Up Holder, including to the transferee’s nominee or custodian;

(c)    to transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock as a bona fide gift, charitable contribution or for bona fide estate planning purposes;

(d)    to transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock (1) to an immediate family member or any trust for the direct or indirect benefit of the Lock-Up Holder or the immediate family of the Lock-Up Holder (for purposes of this Section 6.8, “immediate family” shall mean any relationship by blood, marriage, domestic partnership, or adoption, not more remote than first cousin) or (2) not involving a change in beneficial ownership;

(e)    to transfers or distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by a stockholder that is a trust to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(f)    if the Lock-Up Holder is a corporation, partnership, limited liability company, trust, or other business entity, (1) to distributions of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to partners (general or limited), members, managers, stockholders, or holders of similar equity interests in the Lock-Up Holder (or in each case its nominee or custodian) or (2) to transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to another corporation, partnership, limited liability company, trust, or other business entity (or in each case its nominee or custodian) that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended (the “1933 Act”)) of the Lock-Up Holder, or to any investment fund or other entity controlled or managed by the Lock-Up Holder or affiliates of the Lock-Up Holder;

(g)    to transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement; provided that any filing required by Section 16(a) of the 1934 Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (g) and such shares remain subject to this Section 6.8; provided further that no other public announcement or filing shall be required or shall be voluntarily made during the Lock-Up Period;

(h)    (1) to the receipt by the Lock-Up Holder from the Corporation of shares of Common Stock upon the exercise, vesting, or settlement of options, restricted stock units, or other equity awards granted under an equity incentive plan or other equity award arrangement, or warrants or other agreement approved by the Board, or (2) transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the Company for the purposes of exercising or settling (including any transfer for the payment of tax withholdings or remittance payments due as a result of such vesting, settlement, or exercise) on a “net exercise” or “cashless” basis options, restricted stock units, or other rights to purchase shares of Common Stock, including any transfer of shares of Common Stock to the Corporation necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of the vesting, settlement, or exercise of such options, restricted stock units, or other rights, in all such cases, pursuant to equity awards granted under an equity incentive plan or other equity award arrangement, or warrants, provided that in the case of either (1) or (2), (A) any shares of Common Stock received as a result of such exercise, vesting or settlement shall remain subject to the terms of this Section 6.8 and (B) if the Lock-Up Holder is required to file a report under Section 16(a) of the 1934 Act during the Lock-Up Period, the Lock-Up Holder shall include a statement in such report to the effect that (1) such transfer relates to the circumstances described in this clause (h), (2) no shares were sold by the reporting person and (3) the shares of Common Stock received upon such vesting, settlement or exercise are subject to the terms of this Section 6.8;

(i)    to transfers to the Corporation of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock in connection with the repurchase by the Corporation from the Lock-Up Holder of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a repurchase right arising in connection with the termination of the Lock-Up Holder’s employment with or provision of services to the Corporation; provided that any public announcement or filing under Section 16(a) of the 1934 Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (i);

(j)    to transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock in connection with a Change of Control (as defined below) of the Corporation after the Closing that has been approved by the Board; provided that in the event that the Change of Control transaction is not completed, the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock held by the Lock-Up Holder shall remain subject to the provisions of this Section 6.8 (for purposes of this clause (j), “Change of Control” shall mean any bona fide third party tender offer, merger, consolidation or other similar transaction, in one transaction or a series of related transactions, the result of which is that any “person” (as defined in Section 13(d)(3) of the 1934 Act), or group of persons, other than the Corporation, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the 1934 Act) of at least 90% of the total voting power of the voting stock of the Corporation);

(k)    to any reclassification of Common Stock; provided that (i) such shares of Common Stock received upon conversion remain subject to the terms of this Section 6.8 and (ii) any filing required by Section 16(a) of the 1934 Act shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (k);

(l)    to establishing a trading plan pursuant to Rule 10b5-1 under the 1934 Act for the transfer of shares of Common Stock, provided that (i) such plan does not provide for the transfer of Common Stock during the Lock-Up Period and (ii) to the extent a public announcement or filing under the 1934 Act, if any, is required of or voluntarily made by or on behalf of the Lock-Up Holder or the Corporation regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Lock-Up Period;

provided that (i) in the case of any transfer or distribution pursuant to clauses (b)-(g), the shares transferred to any donee, distributee, transferee or acquirer shall remain subject to the terms of this Section 6.8; and (ii) in the case of any transfer or distribution pursuant to clauses (b)-(e), (x) no filing under Section 16(a) of the 1934 Act or other public announcement reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Lock-Up Period and (y) such transfer or disposition shall not involve a disposition for value.

(iii)    Notwithstanding the foregoing, if (A) at least 120 days have elapsed since the Closing Date and (B) the Lock-Up Period is scheduled to end during a Blackout Period (as defined below) or within five Trading Days (as defined below) prior to a Blackout Period (such period, the “Specified Period”), the Lock-Up Period shall end 10 Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Corporation shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless the Corporation shall have publicly released its earnings results for the quarterly period during which the Closing occurred. For the avoidance of doubt, in no event shall the Lock-Up Period end earlier than 120 days after the Closing Date pursuant to the Blackout-Related Release.

(iv)    Notwithstanding the foregoing, if (i) the Corporation has filed at least one quarterly report on Form 10-Q or annual report on Form 10-K following the Closing Date (such filing date, the “Filing Date”), and (ii) the last reported closing price of the Common Stock on the exchange on which the Common Stock is listed (the “Closing Price”) equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) (the “Threshold Price”) for 20 out of any 30 consecutive Trading Days ending on or after the Filing Date (which 30 Trading Day period may begin prior to the Filing Date), including the last day of such 30 Trading Day period (any such 30 Trading Day period during which such condition is satisfied, the “Measurement Period”), then 25% of the Lock-Up Holder’s Lock-Up Shares (including all outstanding shares and equity awards, rounded down to the nearest whole share) that are subject to the 180-day Lock-Up Period set forth in this Section 6.8, which percentage shall be calculated based on the number of Lock-Up Shares subject to the 180-day Lock-Up Period as of the last day of the Measurement Period, will be automatically released from such restrictions (an “Early Lock-Up Expiration”) immediately prior to the opening of trading on the exchange on which the Common Stock is listed on the second Trading Day following the end of the Measurement Period (an “Early Lock-Up Expiration Date”); provided that if the Threshold Price equals or exceeds $16.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 days during any Measurement Period, then an additional 25% of the Lock-Up Holder’s Lock-Up Shares (as calculated above) will be automatically released from such restrictions pursuant to the terms set forth above (50% of the Lock-Up Shares in the aggregate); provided further that if the Threshold Price equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 days during the Measurement Period, then an additional 25% of the Lock-Up Holder’s Lock-Up Shares (as calculated above) will be automatically released from such restrictions pursuant to the terms set forth above (75% of the Lock-Up Shares in the aggregate); provided further that if the Threshold Price equals or exceeds $24.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 days during the Measurement Period, an additional 25% of the Lock- Up Holder’s Lock-Up Shares (as calculated above) will be automatically released from such restrictions pursuant to the terms set forth above (100% of the Lock-Up Shares in the aggregate);

(v)    Notwithstanding the provisions of Section 6.8(iv), if, at the time of any Early Lock-Up Expiration Date, the Corporation is in a Blackout Period, the actual date of such Early Lock-Up Expiration shall be delayed (the “Early Lock-Up Expiration Extension”) until immediately prior to the opening of trading on the second Trading Day (the “Extension Expiration Date”) following the first date (such first date, the “Extension Expiration Measurement Date”) that (i) the Corporation is no longer in a Blackout Period under its insider trading policy and (ii) the Closing Price on the Extension Expiration Measurement Date is at least greater than the Threshold Price; provided, further, that, in the case of any of an Early Lock-Up Expiration or an Early Lock-Up Expiration Extension, the Corporation shall announce through a major news service, or on a Form 8-K, the Early Lock-Up Expiration and the Early Lock-Up Expiration Date, or the Early Lock-Up Expiration Extension and the Extension Expiration Date, as the case may be, at least one full Trading Day prior to the opening of trading on the Early Lock-Up Expiration Date or the Extension Expiration Date, as applicable. For the avoidance of doubt, in the event that this Section 6.8(v) conflicts with the foregoing provisions, the Lock-Up Holders will be entitled to the earliest release date for the maximum number of Lock-Up Shares available.

(vi)    Notwithstanding the other provisions set forth in this Section 6.8 or any other provision contained herein, the Board of Directors may, in its sole discretion, determine to waive, amend, or repeal the Lock-Up obligations set forth in this Section 6.8, whether in whole or in part; provided, that, (a) during the Lock-Up Period, any such waiver, amendment or repeal of any Lock-Up obligations set forth in Section 6.8, and any waiver, amendment or repeal of this Section 6.8(vi), shall require the unanimous approval of the directors present at any meeting at which a quorum is present, and (b) following the Lock-Up Period, any such waiver, amendment or repeal of any Lock-Up obligations set forth in Section 6.8, and any waiver, amendment or repeal of this Section 6.8(vi), shall require the affirmative vote of a majority of the directors present at any meeting at which a quorum is present. Notwithstanding the prior sentence, any amendment to this Section 6.8 that adversely affects the rights of any Lock-Up Holder shall require the written consent of the applicable Lock-Up Holder.

(vii)    If a discretionary release or waiver from the restrictions set forth in this Section 6.8 is granted to any stockholder of the Corporation (the “Releasee”), then each other Lock-Up Holder’s Lock-Up Shares will be released on a pro rata basis from the restrictions hereunder, based on the number of securities held by the Lock-Up Holder immediately following the Closing on an as-converted basis. The Corporation shall send notice to each Lock-Up Holder stating the same percentage of shares of Common Stock held by the Lock-Up Holder as is held by the Releasee on an as-converted basis shall be released from the restrictions set forth herein on the effective date of such release or waiver.

(viii)    For purposes of this Section 6.8:

(a)    the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Corporation’s securities would not be permitted under the Corporation’s insider trading policy;

(b)    the term “Business Combination Agreement” means that certain Business Combination Agreement entered into by and among the Corporation (formerly known as NavSight Holdings, Inc.), NavSight Merger Sub Inc., and a subsidiary of the Corporation formerly known as Spire Global, Inc., dated as of [                ], 2021, as amended from time to time;

(c)    the term “Business Combination Transaction” means the entire merger transaction contemplated by the Business Combination Agreement and all related documents.

(d)    The term “Closing” means the closing of the Business Combination Transaction.

(e)    the term “Closing Date” means the date on which the Closing actually occurs.

(f)    the term “Lock-Up Period” means the period beginning on the Closing and ending at the close of business on the date that is 180 days after the Closing Date;

(g)     the term “Lock-Up Shares” means the Common Stock held by the Lock-Up Holders immediately following the Closing (other than shares of Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the 1933 Act, pursuant to a subscription agreement where the issuance of Common Stock occurs on or after the Closing) and the Existing Equity Award Shares; provided, that, for clarity, shares of Common Stock issued in connection with the PIPE Investment (as defined in the Business Combination Agreement) shall not constitute Lock-Up Shares;

(h)    the term “Trading Day” is a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities; and

(i)    the term “Transfer” means, with respect to a Lock-Up Share, to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of such share, whether or not for value, either voluntarily or involuntarily or by operation of law, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any right or interest owned by a person or any right or interest (including a beneficial interest) in, or the ownership, control or possession of, such Lock-Up Shares.

ARTICLE VII - MANNER OF GIVING NOTICE AND WAIVER

7.1    Notice of Stockholders’ Meetings

Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Corporation’s records. An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

7.2    Notice by Electronic Transmission

Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission as contemplated by Section 232 of the DGCL. Notwithstanding anything in this Section 7.2, a notice may not be given by an electronic transmission from and after the time that:

(i)    the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation; and

(ii)    such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given as provided under Section 232 of the DGCL. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3    Notice to Stockholders Sharing an Address

Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation. Any stockholder who fails to object in writing to the Corporation, within 60 days of having been given written notice by the Corporation of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice. This Section 7.3 shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.4    Notice to Person with Whom Communication Is Unlawful

Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5    Waiver of Notice

Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII - INDEMNIFICATION

8.1 Indemnification	of Directors and Officers in Third-Party Proceedings

Subject to the other provisions of this Article VIII, the Corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

8.2 Indemnification	of Directors and Officers in Actions by or in the Right of the Corporation

Subject to the other provisions of this Article VIII, the Corporation shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed Proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

8.3    Successful Defense

To the extent that a present or former director or officer (for purposes of this Section 8.3 only, as such term is defined in Section 145(c)(1) of the DGCL) of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. The Corporation may indemnify any other person who is not a present or former director or officer of the Corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any Proceeding described in Section 8.1 or Section 8.2, or in defense of any claim, issue or matter therein.

8.4    Indemnification of Others

Subject to the other provisions of this Article VIII, the Corporation shall have power to indemnify its employees and agents, or any other persons, to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to any person or persons identified in subsections (1) through (4) of Section 145(d) of the DGCL the determination of whether employees or agents shall be indemnified.

8.5    Advance Payment of Expenses

Expenses (including attorneys’ fees) actually and reasonably incurred by an officer or director of the Corporation in defending any Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article VIII or the DGCL. Such expenses (including attorneys’ fees) actually and reasonably incurred by former directors and officers or other current or former employees and agents of the Corporation or by persons currently or formerly serving at the request of the Corporation as directors, officers, employees or agents of another Corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate. The right to advancement of expenses shall not apply to any claim for which indemnity is excluded pursuant to these bylaws, but shall apply to any Proceeding referenced in Section 8.6(ii) or 8.6(iii) prior to a determination that the person is not entitled to be indemnified by the Corporation.

Notwithstanding the foregoing, unless otherwise determined pursuant to Section 8.8, no advance shall be made by the Corporation to an officer of the Corporation (except by reason of the fact that such officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any Proceeding if a determination is reasonably and promptly made (i) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, that facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

8.6    Limitation on Indemnification

Subject to the requirements in Section 8.3 and the DGCL, the Corporation shall not be obligated to indemnify any person pursuant to this Article VIII in connection with any Proceeding (or any part of any Proceeding):

(i)    for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii)    for an accounting or disgorgement of profits pursuant to Section 16(b) of the 1934 Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii)    for any reimbursement of the Corporation by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Corporation, as required in each case under the 1934 Act (including any such reimbursements that arise from an accounting restatement of the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), or the payment to the Corporation of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv)    initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Corporation or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Corporation provides the indemnification, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, (c) otherwise required to be made under Section 8.7 or (d) otherwise required by applicable law; or

(v)    if prohibited by applicable law.

8.7    Determination; Claim

If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within 90 days after receipt by the Corporation of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Corporation shall indemnify such person against any and all expenses that are actually and reasonably incurred by such person in connection with any action for indemnification or advancement of expenses from the Corporation under this Article VIII, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Corporation shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

8.8    Non-Exclusivity of Rights

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

8.9    Insurance

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

8.10    Survival

The rights to indemnification and advancement of expenses conferred by this Article VIII shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.11    Effect of Repeal or Modification

A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or these bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

8.12    Certain Definitions

For purposes of this Article VIII, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VIII, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VIII.

ARTICLE IX - GENERAL MATTERS

9.1    Execution of Corporate Contracts and Instruments

Except as otherwise provided by law, the certificate of incorporation or these bylaws, the Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute any document or instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

9.2    Fiscal Year

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

9.3    Seal

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.4    Construction; Definitions

Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term “person” includes a corporation, partnership, limited liability company, joint venture, trust or other enterprise and a natural person. Any reference in these bylaws to a section of the DGCL shall be deemed to refer to such section as amended from time to time and any successor provisions thereto.

ARTICLE X - AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least a majority of the total voting power of outstanding voting securities of the Corporation, voting together as a single class, shall be required for the stockholders of the Corporation to alter, amend or repeal, or adopt any provision of these bylaws. The Board shall also have the power to adopt, amend or repeal these bylaws; provided, further, however, that, to the fullest extent permitted by law, prior to the Voting Threshold Date, Section 2.9 of these Bylaws shall not be further amended or repealed without the consent of the stockholders and the Board.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

ARTICLE XI - EXCLUSIVE FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court, or for which such court does not have subject matter jurisdiction.

Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act against any person in connection with any offering of the Corporation’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI. This provision shall be enforceable by any party to a complaint covered by the provisions of this Article XI. For the avoidance of doubt, nothing contained in this Article XI shall apply to any action brought to enforce a duty or liability created by the 1934 Act or any successor thereto.

ANNEX D

SPIRE GLOBAL, INC.

2021 EQUITY INCENTIVE PLAN

1.    Purposes of the Plan. The purposes of this Plan are:

•	to attract and retain the best available personnel for positions of substantial responsibility,

•	to provide additional incentive to Employees, Directors and Consultants, and

•	to promote the success of the Company’s business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Performance Awards.

2.    Definitions. As used herein, the following definitions will apply:

2.1    “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

2.2    “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where Awards are, or will be, granted under the Plan.

2.3    “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards.

2.4    “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.5    “Board” means the Board of Directors of the Company.

2.6    “Change in Control” means the occurrence of any of the following events:

(a)    Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b)    Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)    Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.6, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.7    “Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.8    “Committee” means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board, or by a duly authorized committee of the Board, in accordance with Section 4 hereof.

2.9    “Common Stock” means the common stock of the Company.

2.10    “Company” means NavSight Holdings, Inc., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Spire Global, Inc., a Delaware corporation).

2.11    “Consultant” means any natural person, including an advisor, engaged by the Company or any of its Parent or Subsidiaries to render bona fide services to such entity, provided the services (a) are not in connection with the offer or sale of securities in a capital-raising transaction, and (b) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act, and provided further, that a Consultant will include only those persons to whom the issuance of Shares may be registered under Form S-8 promulgated under the Securities Act.

2.12    “Director” means a member of the Board.

2.13    “Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

2.14    “Effective Date” means the date of the consummation of the merger by and among the Company, Spire Global, Inc. (“Spire”), and certain other parties, pursuant to that certain Business Combination Agreement dated [-], 2021 (such merger, the “Merger”).

2.15    “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

2.16    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.17    “Exchange Program” means a program under which (a) outstanding Awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type, and/or cash, (b) Participants would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (c) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

2.18    “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a)    If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)    If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)    In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

In addition, for purposes of determining the fair market value of shares for any reason other than the determination of the exercise price of Options or Stock Appreciation Rights, fair market value will be determined by the Administrator in a manner compliant with Applicable Laws and applied consistently for such purpose. The determination of fair market value for purposes of tax withholding may be made in the Administrator’s sole discretion subject to Applicable Laws and is not required to be consistent with the determination of fair market value for other purposes.

2.19    “Fiscal Year” means the fiscal year of the Company.

2.20    “Incentive Stock Option” means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

2.21    “Inside Director” means a Director who is an Employee.

2.22    “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

2.23    “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

2.24    “Option” means a stock option granted pursuant to the Plan.

2.25    “Outside Director” means a Director who is not an Employee.

2.26    “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.27    “Participant” means the holder of an outstanding Award.

2.28    “Performance Awards” means an Award which may be earned in whole or in part upon attainment of performance goals or other vesting criteria as the Administrator may determine and which may be cash- or stock-denominated and may be settled for cash, Shares or other securities or a combination of the foregoing under Section 10.

2.29    “Performance Period” means Performance Period as defined in Section 10.1.

2.30    “Period of Restriction” means the period (if any) during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

2.31    “Plan” means this Spire Global, Inc. 2021 Equity Incentive Plan, as may be amended from time to time.

2.32    “Restricted Stock” means Shares issued pursuant to an Award of Restricted Stock under Section 8 of the Plan, or issued pursuant to the early exercise of an Option.

2.33    “Restricted Stock Unit” means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 9. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

2.34    “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

2.35    “Section 16b” means Section 16(b) of the Exchange Act.

2.36    “Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.37    “Securities Act” means the U.S. Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

2.38    “Service Provider” means an Employee, Director or Consultant.

2.39    “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

2.40    “Stock Appreciation Right” means an Award, granted alone or in connection with an Option, that pursuant to Section 7 is designated as a Stock Appreciation Right.

2.41    “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.42    “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.43    “U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.    Stock Subject to the Plan.

3.1    Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15 and the automatic increase set forth in Section 3.2, the maximum aggregate number of Shares that may be subject to Awards and sold under the Plan will be equal to (a) 19,161,000 Shares, provided that, prior to the Effective Date, the Administrator shall reduce the number of Shares under this clause (a) by such number, that the Company and Spire shall determine by mutual written agreement, that is expected to be the number of Shares subject to Assumed Awards (as defined below) that are unvested and outstanding as of the Effective Date, plus (b) any shares of the Company’s common stock subject to stock options or other awards that are assumed in the Merger (“Assumed Awards”) and that, on or after the Effective Date, are cancelled, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by the Company for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by the Company due to failure to vest, with the maximum number of Shares to be added to the Plan pursuant to clause (b) equal to 22,255,314 Shares. In addition, Shares may become available for issuance under Sections 3.2 and 3.3. The Shares may be authorized but unissued, or reacquired Common Stock.

3.2    Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 15, the number of Shares available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year, in an amount equal to the least of (a) 23,951,000 Shares, (b) a number of Shares equal to five percent (5%) of the total number of shares of all Class A common stock of the Company outstanding on the last day of the immediately preceding Fiscal Year, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.

3.3    Lapsed Awards. If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, or Performance Awards is forfeited to or repurchased by the

Company due to the failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued (i.e., the net Shares isused) pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that actually have been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units or Performance Awards are repurchased by the Company or are forfeited to the Company due to the failure to vest, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax liabilities or withholdings related to an Award will become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 15, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3.1, plus, to the extent allowable under Code Section 422 and the U.S. Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to Sections 3.2 and 3.3.

3.4    Share Reserve. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4.    Administration of the Plan.

4.1    Procedure.

4.1.1    Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

4.1.2    Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

4.1.3    Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which Committee will be constituted to comply with Applicable Laws.

4.2    Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(a)    to determine the Fair Market Value;

(b)    to select the Service Providers to whom Awards may be granted hereunder;

(c)    to determine the number of Shares or dollar amounts to be covered by each Award granted hereunder;

(d)    to approve forms of Award Agreements for use under the Plan;

(e)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto (including but not limited to, temporarily suspending the exercisability of an Award if the Administrator deems such suspension to be necessary or appropriate for administrative purposes or to comply with Applicable Laws, provided that such suspension must be lifted prior to the expiration of the maximum term and post-termination exercisability period of an Award), based in each case on such factors as the Administrator will determine;

(f)    to institute and determine the terms and conditions of an Exchange Program, including, subject to Section 20.3, to unilaterally implement an Exchange Program without the consent of the applicable Award holder;

(g)    to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(h)    to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of facilitating compliance with applicable non-U.S. laws, easing the administration of the Plan and/or for qualifying for favorable tax treatment under applicable non-U.S. laws, in each case as the Administrator may deem necessary or advisable;

(i)    to modify or amend each Award (subject to Section 20.3), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option or Stock Appreciation Right (subject to Sections 6.4 and 7.5);

(j)    to allow Participants to satisfy withholding tax obligations in a manner prescribed in Section 16;

(k)    to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(l)    to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that otherwise would be due to such Participant under an Award; and

(m)    to make all other determinations deemed necessary or advisable for administering the Plan.

4.3    Effect of Administrator’s Decision. The Administrator’s decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards and will be given the maximum deference permitted by Applicable Laws.

5.    Eligibility. Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Performance Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6.    Stock Options.

6.1    Grant of Options. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Options to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

6.2    Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the exercise price, the term of the Option, the number of Shares subject to the Option, the exercise restrictions, if any, applicable to the Option, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

6.3    Limitations. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. Notwithstanding such designation, however, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such options will be treated as nonstatutory stock options. For purposes of this Section 6.3, incentive stock options will be taken into account in the order in which they were granted, the fair market value of the shares will be determined as of the time the option with respect to such shares is granted, and calculation will be performed in accordance with Code Section 422 and the U.S. Treasury Regulations promulgated thereunder.

6.4    Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. In the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

6.5    Option Exercise Price and Consideration.

6.5.1    Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6.5.1, Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Code Section 424(a).

6.5.2    Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

6.5.3    Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator will determine the acceptable form of consideration at the time of grant. Such consideration may consist entirely of: (a) cash (including cash equivalents); (b) check; (c) promissory note, to the extent permitted by Applicable Laws, (d) other Shares, provided that such Shares have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which such Option will be exercised and provided further that accepting such Shares will not result in any adverse accounting consequences to the Company, as the Administrator determines in its sole discretion; (e) consideration received by the Company under a cashless exercise program (whether through a broker or otherwise) implemented by the Company in connection with the Plan; (f) by net exercise; (g) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws, or (h) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator will consider if acceptance of such consideration may be reasonably expected to benefit the Company.

6.6    Exercise of Option.

6.6.1    Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (a) notice of exercise (in such form as the Administrator may specify from time to time) from the person entitled to exercise the Option, and (b) full payment for the Shares with respect to which the Option is exercised (together with applicable tax withholdings). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

6.6.2    Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon such cessation as the result of the Participant’s death or Disability, the Participant may exercise his or her Option within three (3) months of such cessation, or such shorter or longer period of time, as is specified in the Award Agreement, in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on such date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.3    Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within six (6) months of cessation, or such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable) to the extent the Option is vested on such date of cessation. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if on the date of cessation the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If after such cessation the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.4    Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within six (6) months following the Participant’s death, or within such longer or shorter period of time as is specified in the Award Agreement (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement or Section 6.4, as applicable), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form (if any) acceptable to the Administrator. If the Administrator has not permitted the designation of a beneficiary or if no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person(s) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution (each, a “Legal Representative”). If the Option is exercised pursuant to this Section 6.6.4, Participant’s designated beneficiary or Legal Representative shall be subject to the terms of this Plan and the Award Agreement, including but not limited to the restrictions on transferability and forfeitability applicable to the Service Provider. Unless otherwise provided by the Administrator or set forth in the Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan immediately. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

6.6.5    Tolling Expiration. A Participant’s Award Agreement may also provide that:

(a)    if the exercise of the Option following the cessation of Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would result in liability under Section 16b, then the Option will terminate on the earlier of (i) the expiration of the term of the Option set forth in the Award Agreement, or (ii) the tenth (10th) day after the last date on which such exercise would result in liability under Section 16b; or

(b)    if the exercise of the Option following the cessation of the Participant’s status as a Service Provider (other than upon the Participant’s death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (i) the expiration of the term of the Option or (ii) the expiration of a period of thirty (30) days after the cessation of the Participant’s status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7.    Stock Appreciation Rights.

7.1    Grant of Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

7.2    Number of Shares. The Administrator will have complete discretion to determine the number of Shares subject to any Award of Stock Appreciation Rights.

7.3    Exercise Price and Other Terms. The per Share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a Stock Appreciation Right as set forth in Section 7.6 will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan.

7.4    Stock Appreciation Right Agreement. Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

7.5    Expiration of Stock Appreciation Rights. A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 6.4 relating to the maximum term and Section 6.6 relating to exercise also will apply to Stock Appreciation Rights.

7.6    Payment of Stock Appreciation Right Amount. Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(a)    The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(b)    The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

8.    Restricted Stock.

8.1    Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

8.2    Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction (if any), the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed. The Administrator, in its sole discretion, may determine that an Award of Restricted Stock will not be subject to any Period of Restriction and consideration for such Award is paid for by past services rendered as a Service Provider.

8.3    Transferability. Except as provided in this Section 8 or as the Administrator determines, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

8.4    Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

8.5    Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

8.6    Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

8.7    Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares, unless the Administrator provides otherwise. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

8.8    Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9.    Restricted Stock Units.

9.1    Grant. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. After the Administrator determines that it will grant Restricted Stock Units, it will advise the Participant in an Award Agreement of the terms, conditions, and restrictions related to the grant, including the number of Restricted Stock Units.

9.2    Vesting Criteria and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the Administrator in its discretion.

9.3    Earning Restricted Stock Units. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of Restricted Stock Units, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

9.4    Form and Timing of Payment. Payment of earned Restricted Stock Units will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Restricted Stock Units in cash, Shares, or a combination of both.

9.5    Cancellation. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

10.    Performance Awards.

10.1    Award Agreement. Each Performance Award will be evidenced by an Award Agreement that will specify any time period during which any performance objectives or other vesting provisions will be measured (“Performance Period”), and such other terms and conditions as the Administrator determines. Each Performance Award will have an initial value that is determined by the Administrator on or before its date of grant.

10.2    Objectives or Vesting Provisions and Other Terms. The Administrator will set any objectives or vesting provisions that, depending on the extent to which any such objectives or vesting provisions are met, will determine the value of the payout for the Performance Awards. The Administrator may set vesting criteria based upon the achievement of Company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

10.3    Earning Performance Awards. After an applicable Performance Period has ended, the holder of a Performance Award will be entitled to receive a payout for the Performance Award earned by the Participant over the Performance Period. The Administrator, in its discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Award.

10.4    Form and Timing of Payment. Payment of earned Performance Awards will be made at the time(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned Performance Awards in cash, Shares, or a combination of both.

10.5    Cancellation of Performance Awards. On the date set forth in the Award Agreement, all unearned or unvested Performance Awards will be forfeited to the Company, and again will be available for grant under the Plan.

11.    Outside Director Award Limitations. No Outside Director may be granted, in any Fiscal Year, equity awards (including any Awards granted under this Plan), the value of which will be based on their grant date fair value determined in accordance with U.S. generally accepted accounting principles, and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in the aggregate, exceed $[--], provided that such amount is increased to $[--] in the Fiscal Year of his or her initial service as an Outside Director. Any Awards or other compensation provided to an individual (a) for his or her services as an Employee, or for his or her services as a Consultant other than as an Outside Director, or (b) prior to the closing of the Merger, will be excluded for purposes of this Section 11.

12.    Compliance With Section 409A. Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A, except as otherwise determined in the sole discretion of the Administrator. The Plan and each Award Agreement under the Plan is intended to be exempt from or meet the requirements of Section 409A and will be construed and interpreted in accordance with such intent (including with respect to any ambiguities or ambiguous terms), except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A. In no event will the Company or any of its Parent or Subsidiaries have any responsibility, liability, or obligation to reimburse, indemnify, or hold harmless a Participant (or any other person) in respect of Awards, for any taxes, penalties or interest that may be imposed on, or other costs incurred by, Participant (or any other person) as a result of Section 409A.

13.    Leaves of Absence/Transfer Between Locations. Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Participant will not cease to be an Employee in the case of (a) any leave of absence approved by the Company or (b) transfers between locations of the Company or between the Company, its Parent, or any of its Subsidiaries. For purposes of Incentive Stock Options, no such leave may exceed three (3) months, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then six (6) months following the first (1st) day of such leave, any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14.    Limited Transferability of Awards. Unless determined otherwise by the Administrator, Awards may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution (which, for purposes of clarification, shall be deemed to include through a beneficiary designation if available in accordance with Section 6.6.4), and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15.    Adjustments; Dissolution or Liquidation; Merger or Change in Control.

15.1    Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of shares of stock that may be delivered under the Plan and/or the number, class, and price of shares of stock covered by each outstanding Award, and numerical Share limits in Section 3.

15.2    Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

15.3    Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or a Change in Control, each outstanding Award will be treated as the Administrator determines (subject to the provisions of the following paragraph) without a Participant’s consent, including, without limitation, that (a) Awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (b) upon written notice to a Participant, that the Participant’s Awards will terminate upon or immediately prior to the consummation of such merger or Change in Control; (c) outstanding Awards will vest and become exercisable, realizable, or payable, or restrictions applicable to an Award will lapse, in whole or in part prior to or upon consummation of such merger or Change in Control, and, to the extent the Administrator determines, terminate upon or immediately prior to the effectiveness of such merger or Change in Control; (d) (i) the termination of an Award in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), or

(ii) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion; or (e) any combination of the foregoing. In taking any of the actions permitted under this Section 15.3, the Administrator will not be obligated to treat all Awards, all Awards held by a Participant, all Awards of the same type, or all portions of Awards, similarly.

In the event that the successor corporation does not assume or substitute for the Award (or portion thereof), the Participant will fully vest in and have the right to exercise his or her outstanding Options and Stock Appreciation Rights (or portions thereof) not assumed or substituted for, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock, Restricted Stock Units, or Performance Awards (or portions thereof) not assumed or substituted for will lapse, and, with respect to Awards with performance-based vesting (or portions thereof) not assumed or substituted for, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, in each case, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable. In addition, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable, if an Option or Stock Appreciation Right (or portion thereof) is not assumed or substituted in the event of a merger or Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right (or its applicable portion) will be exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right (or its applicable portion) will terminate upon the expiration of such period.

For the purposes of this Section 15.3 and Section 15.4 below, an Award will be considered assumed if, following the merger or Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the merger or Change in Control, the consideration (whether stock, cash, or other securities or property) received in the merger or Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit or Performance Award, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or Change in Control.

Notwithstanding anything in this Section 15.3 to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent, in all cases, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Subsidiaries or Parents, as applicable; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

Notwithstanding anything in this Section 15.3 to the contrary, and unless otherwise provided in an Award Agreement, if an Award that vests, is earned or paid-out under an Award Agreement is subject to Section 409A and if the change in control definition contained in the Award Agreement (or other agreement related to the Award, as applicable) does not comply with the definition of “change in control” for purposes of a distribution under Section 409A, then any payment of an amount that is otherwise accelerated under this Section 15.3 will be delayed until the earliest time that such payment would be permissible under Section 409A without triggering any penalties applicable under Section 409A.

15.4     Outside Director Awards. With respect to Awards granted to an Outside Director while such individual was an Outside Director that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant (unless such resignation is at the request of the acquirer), then the Outside Director will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which otherwise would not be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met, unless specifically provided otherwise under the applicable Award Agreement or other written agreement authorized by the Administrator between the Participant and the Company or any of its Parent or Subsidiaries, as applicable.

16.    Tax Withholding.

16.1    Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof) or such earlier time as any tax withholdings are due, the Company (or any of its Parent, Subsidiaries, or affiliates employing or retaining the services of a Participant, as applicable) will have the power and the right to deduct or withhold, or require a Participant to remit to the Company (or any of its Parent, Subsidiaries, or affiliates, as applicable) or a relevant tax authority, an amount sufficient to satisfy U.S. federal, state, local, non-U.S., and other taxes (including the Participant’s FICA or other social insurance contribution obligation) required to be withheld or paid with respect to such Award (or exercise thereof).

16.2    Withholding Arrangements. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax liability or withholding obligation, in whole or in part by such methods as the Administrator shall determine, including, without limitation, (a) paying cash, check or other cash equivalents, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion, (c) delivering to the Company already-owned Shares having a fair market value equal to the minimum statutory amount required to be withheld or such greater amount as the Administrator may determine, in each case, provided the delivery of such Shares will not result in any adverse accounting consequences, as the Administrator determines in its sole discretion, (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld or paid, (e) such other consideration and method of payment for the meeting of tax liabilities or withholding obligations as the Administrator may determine to the extent permitted by Applicable Laws, or (f) any combination of the foregoing methods of payment. The amount of the withholding obligation will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined or such greater amount as the Administrator may determine if such amount would not have adverse accounting consequences, as the Administrator determines in its sole discretion. The fair market value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

17.    No Effect on Employment or Service. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant’s relationship as a Service Provider with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such relationship at any time, free from any liability or claim under the Plan.

18.    Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19.    Term of Plan. Subject to Section 23 of the Plan, the Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect until terminated under Section 20 of the Plan, but (i) no Options that qualify as incentive stock options within the meaning of Code Section 422 may be granted after ten (10) years from the earlier of the Board or stockholder approval of the Plan and (ii) Section 3.2 relating to the automatic share reserve increase will operate only until the ten (10) year anniversary of the earlier of the Board or stockholder approval of the Plan.

20.    Amendment and Termination of the Plan.

20.1    Amendment and Termination. The Administrator, in its sole discretion, may amend, alter, suspend or terminate the Plan, or any part thereof, at any time and for any reason.

20.2    Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

20.3    Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan will materially impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21.    Conditions Upon Issuance of Shares.

21.1    Legal Compliance. Shares will not be issued pursuant to an Award unless the exercise or vesting of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

21.2    Investment Representations. As a condition to the exercise or vesting of an Award, the Company may require the person exercising or vesting in such Award to represent and warrant at the time of any such exercise or vesting that the Shares are being acquired only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

22.    Inability to Obtain Authority. If the Company determines it to be impossible or impractical to obtain authority from any regulatory body having jurisdiction or to complete or comply with the requirements of any registration or other qualification of the Shares under any U.S. state or federal law or non-U.S. law or under the rules and regulations of the U.S. Securities and Exchange Commission, the stock exchange on which Shares of the same class are then listed, or any other governmental or regulatory body, which authority, registration, qualification or rule compliance is deemed by the Company’s counsel to be necessary or advisable for the issuance and sale of any Shares hereunder, the Company will be relieved of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority, registration, qualification or rule compliance will not have been obtained.

23.    Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

24.    Forfeiture Events. The Administrator may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award will be subject to the reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, without limitation, termination of such Participant’s status as an employee and/or other service provider for cause or any specified action or inaction by a Participant, whether before or after such termination of employment and/or other service, that would constitute cause for termination of such Participant’s status as a employee and/or other service provider. Notwithstanding any provisions to the contrary under this Plan, all Awards granted under the Plan will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition under any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Laws (the “Clawback Policy”). The Administrator may require a Participant to forfeit, return or reimburse the Company all or a portion of the Award and any amounts paid thereunder pursuant to the terms of the Clawback Policy or as necessary or appropriate to comply with Applicable Laws, including without limitation any reacquisition right regarding previously acquired Shares or other cash or property. Unless this Section 24 specifically is mentioned and waived in an Award Agreement or other document, no recovery of compensation under a Clawback Policy or otherwise will constitute an event that triggers or contributes to any right of a Participant to resign for “good reason” or “constructive termination” (or similar term) under any agreement with the Company or any Parent or Subsidiary of the Company.

*            *             *

ANNEX E

SPIRE GLOBAL, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

1.    Purpose. The purpose of the Plan is to provide employees of the Company and its Designated Companies with an opportunity to purchase Common Stock through accumulated Contributions. The Company intends for the Plan to have two components: a component that is intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “423 Component”) and a component that is not intended to qualify as an “employee stock purchase plan” under Code Section 423 (the “Non-423 Component”). The provisions of the 423 Component, accordingly, will be construed so as to extend and limit Plan participation in a uniform and nondiscriminatory basis consistent with the requirements of Code Section 423. In addition, this Plan authorizes the grant of an option to purchase shares of Common Stock under the Non-423 Component that does not qualify as an “employee stock purchase plan” under Code Section 423; an option granted under the Non-423 Component will provide for substantially the same benefits as an option granted under the 423 Component, except that a Non-423 Component option may include features necessary to comply with applicable non-U.S. laws pursuant to rules, procedures or sub-plans adopted by the Administrator. Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

2.    Definitions.

2.1    “Administrator” means the Board or any Committee designated by the Board to administer the Plan pursuant to Section 4.

2.2    “Applicable Laws” means the legal and regulatory requirements relating to the administration of equity-based awards, including but not limited to the related issuance of shares of Common Stock, including but not limited to, under U.S. federal and state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any non-U.S. country or jurisdiction where options are, or will be, granted under the Plan.

2.3    “Board” means the Board of Directors of the Company.

2.4    “Change in Control” means the occurrence of any of the following events:

(a)    Change in Ownership of the Company. A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than fifty percent (50%) of the total voting power of the stock of the Company; provided, however, that for purposes of this subsection (a), the acquisition of additional stock by any one Person, who is considered to own more than fifty percent (50%) of the total voting power of the stock of the Company will not be considered a Change in Control; provided, further, that any change in the ownership of the stock of the Company as a result of a private financing of the Company that is approved by the Board also will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of fifty percent (50%) or more of the total voting power of the stock of the Company or of the ultimate parent entity of the Company, such event will not be considered a Change in Control under this subsection (a). For this purpose, indirect beneficial ownership will include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b)    Change in Effective Control of the Company. If the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purposes of this subsection (b), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

(c)    Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than fifty percent (50%) of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets: (i) a transfer to an entity that is controlled by the Company’s stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (A) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock, (B) an entity, fifty percent (50%) or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (C) a Person, that owns, directly or indirectly, fifty percent (50%) or more of the total value or voting power of all the outstanding stock of the Company, or (D) an entity, at least fifty percent (50%) of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (c)(ii)(C). For purposes of this subsection (c), gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

For purposes of this Section 2.4, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

Notwithstanding the foregoing, a transaction will not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A.

Further and for the avoidance of doubt, a transaction will not constitute a Change in Control if: (x) its sole purpose is to change the jurisdiction of the Company’s incorporation, or (y) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

2.5    “Code” means the U.S. Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder will include such section or regulation, any valid regulation or other formal guidance of general or direct applicability promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.6    “Committee” means a committee of the Board appointed in accordance with Section 4 hereof.

2.7    “Common Stock” means the common stock of the Company.

2.8    “Company” means NavSight Holdings, Inc., a Delaware corporation, or any successor thereto (which, as of the effectiveness of the Plan on the Effective Date, will be Spire Global, Inc., a Delaware corporation).

2.9    “Compensation” means an Eligible Employee’s base straight time gross earnings, but exclusive of payments for overtime, shift premium, commissions, incentive compensation, equity compensation, bonuses and other similar compensation. The Administrator, in its discretion, may, on a uniform and nondiscriminatory basis, establish a different definition of Compensation for a subsequent Offering Period.

2.10    “Contributions” means the payroll deductions and other additional payments that the Company may permit to be made by a Participant to fund the exercise of options granted pursuant to the Plan.

2.11    “Designated Company” means any Subsidiary that has been designated by the Administrator from time to time in its sole discretion as eligible to participate in the Plan. For purposes of the 423 Component, only the Company and its Subsidiaries may be Designated Companies, provided, however that at any given time, a Subsidiary that is a Designated Company under the 423 Component will not be a Designated Company under the Non-423 Component.

2.12    “Director” means a member of the Board.

2.13    “Effective Date” means the date of the consummation of the merger by and among the Company, Spire Global, Inc., and certain other parties, pursuant to that certain Business Combination Agreement dated [--], 2021 (such merger, the “Merger”).

2.14    “Eligible Employee” means any individual who is a common law employee providing services to the Company or a Designated Company and is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year by the Employer, or any lesser number of hours per week and/or number of months in any calendar year established by the Administrator (if required under Applicable Laws) for purposes of any separate Offering or for Participants in the Non-423 Component. For purposes of the Plan, the employment relationship will be treated as continuing intact while the individual is on sick leave or other leave of absence that the Employer approves or is legally protected under Applicable Laws with respect to the Participant’s participation in the Plan. Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship will be deemed to have terminated three (3) months and one (1) day following the commencement of such leave. The Administrator, in its discretion, from time to time may, prior to an Enrollment Date for all options to be granted on such Enrollment Date in an Offering, determine (for each Offering under the 423 Component, on a uniform and nondiscriminatory basis or as otherwise permitted by U.S. Treasury Regulations Section 1.423-2) that the definition of Eligible Employee will or will not include an individual if he or she: (a) has not completed at least two (2) years of service since his or her last hire date (or such lesser period of time as may be determined by the Administrator in its discretion), (b) customarily works not more than twenty (20) hours per week (or such lesser period of time as may be determined by the Administrator in its discretion), (c) customarily works not more than five (5) months per calendar year (or such lesser period of time as may be determined by the Administrator in its discretion), (d) is a highly compensated employee within the meaning of Code Section 414(q), or (e) is a highly compensated employee within the meaning of Code Section 414(q) with compensation above a certain level or is an officer or subject to the disclosure requirements of Section 16(a) of the Exchange Act, provided the exclusion is applied with respect to each Offering under the 423 Component in an identical manner to all highly compensated individuals of the Employer whose employees are participating in that Offering. Each exclusion will be applied with respect to an Offering under the 423 Component in a manner complying with U.S. Treasury Regulations Section 1.423-2(e)(2)(ii). Such exclusions may be applied with respect to an Offering under the Non-423 Component without regard to the limitations of U.S. Treasury Regulations Section 1.423-2.

2.15    “Employer” means the employer of the applicable Eligible Employee(s).

2.16    “Enrollment Date” means the first Trading Day of each Offering Period.

2.17    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder.

2.18    “Exercise Date” means the last Trading Day of a Purchase Period. Notwithstanding the foregoing, in the event that an Offering Period is terminated prior to its expiration pursuant to Section 18, the Administrator, in its sole discretion, may determine that any Purchase Period also terminating under such Offering Period will terminate without options being exercised on the Exercise Date(s) that otherwise would have occurred on the last Trading Day of such Purchase Period.

2.19    “Fair Market Value” means, as of any date and unless the Administrator determines otherwise, the value of Common Stock determined as follows:

(a)    If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange or the Nasdaq Global Select Market, the Nasdaq Global Market, or the Nasdaq Capital Market of The Nasdaq Stock Market, its Fair Market Value will be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last Trading Day such closing sales price was reported) as quoted on such exchange or system on the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b)    If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or if no bids and asks were reported on that date, as applicable, on the last Trading Day such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c)    In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

The determination of fair market value for purposes of tax withholding may be made in the Administrator’s discretion subject to Applicable Laws and is not required to be consistent with the determination of Fair Market Value for other purposes.

2.20    “Fiscal Year” means the fiscal year of the Company.

2.21    “New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering Period then in progress.

2.22    “Offering” means an offer under the Plan of an option that may be exercised during an Offering Period as further described in Section 6. For purposes of the Plan, the Administrator may designate separate Offerings under the Plan (the terms of which need not be identical) in which Eligible Employees of one or more Employers will participate, even if the dates of the applicable Offering Periods of each such Offering are identical and the provisions of the Plan will separately apply to each Offering. To the extent permitted by U.S. Treasury Regulations Section 1.423-2(a)(1), the terms of each Offering need not be identical provided that the terms of the Plan and an Offering together satisfy U.S. Treasury Regulations Section 1.423-2(a)(2) and (a)(3).

2.23    “Offering Period” means a period beginning on such date as may be determined by the Administrator, in its discretion, and ending on such Exercise Date as may be determined by the Administrator, in its discretion, during which an option granted pursuant to the Plan may be exercised. The duration and timing of Offering Periods may be changed pursuant to Sections 6 and 18.

2.24    “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

2.25    “Participant” means an Eligible Employee that participates in the Plan.

2.26    “Plan” means this Spire Global, Inc. 2021 Employee Stock Purchase Plan.

2.27    “Purchase Period” means the period during an Offering Period and during which shares of Common Stock may be purchased on behalf of Participants thereunder in accordance with the terms of the Plan. Purchase Periods will have such duration as determined by the Administrator, commencing after one Exercise Date and ending with the next Exercise Date, except that the first Purchase Period of any Offering Period will commence on the Enrollment Date and end with the next Exercise Date. Unless the Administrator provides otherwise, a Purchase Period in an Offering Period will have the same duration as, and coincide with the length of, such Offering Period.

2.28    “Purchase Price” means an amount equal to eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date or on the Exercise Date, whichever is lower; provided however, that the Purchase Price may be determined for any Offering Period by the Administrator subject to compliance with Code Section 423 (or any successor rule or provision or any other Applicable Laws, regulation or stock exchange rule) or pursuant to Section 18.

2.29    “Section 409A” means Code Section 409A and the U.S. Treasury Regulations and guidance thereunder, and any applicable state law equivalent, as each may be promulgated, amended or modified from time to time.

2.30    “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

2.31    “Trading Day” means a day that the primary stock exchange, national market system, or other trading platform, as applicable, upon which the Common Stock is listed (or otherwise trades regularly, as determined by the Administrator, in its sole discretion) is open for trading.

2.32    “U.S. Treasury Regulations” means the Treasury Regulations of the Code. Reference to a specific Treasury Regulation or Section of the Code will include such Treasury Regulation or Section, any valid regulation promulgated under such Section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such Section or regulation.

3.    Stock.

3.1    Stock Subject to the Plan. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof and the automatic increase set forth in Section 3.2 hereof, the maximum number of shares of Common Stock that will be made available for sale under the Plan will be 3,194,000 shares of Common Stock. The shares of Common Stock may be authorized, but unissued, or reacquired Common Stock.

3.2    Automatic Share Reserve Increase. Subject to adjustment upon changes in capitalization of the Company as provided in Section 17 hereof, the number of shares of Common Stock available for issuance under the Plan will be increased on the first day of each Fiscal Year beginning with the 2022 Fiscal Year, in an amount equal to the least of (a) 4,791,000 shares of Common Stock, (b) a number of shares of Common Stock equal to one percent (1%) of the total number of shares of all Class A common stock of the Company outstanding on the last day of the immediately preceding Fiscal Year, or (c) such number of Shares determined by the Administrator no later than the last day of the immediately preceding Fiscal Year.

4.    Administration. The Plan will be administered by the Board or a Committee appointed by the Board, which Committee will be constituted to comply with Applicable Laws. The Administrator will have full and exclusive discretionary authority to

(a)    construe, interpret and apply the terms of the Plan,

(b)    delegate ministerial duties to any of the Company’s employees,

(c)    designate separate Offerings under the Plan,

(d)    designate Subsidiaries as participating in the 423 Component or Non-423 Component,

(e)    determine eligibility,

(f)    adjudicate all disputed claims filed under the Plan, and

(g)    establish such procedures that it deems necessary or advisable for the administration of the Plan (including, without limitation, to adopt such procedures, sub-plans, and appendices to the enrollment agreement as are necessary or appropriate to permit the participation in the Plan by employees who are foreign nationals or employed outside the U.S., the terms of which sub-plans and appendices may take precedence over other provisions of this Plan, with the exception of Section 3 hereof, but unless otherwise superseded by the terms of such sub-plan or appendix, the provisions of this Plan will govern the operation of such sub-plan or appendix). Unless otherwise determined by the Administrator, the Eligible Employees eligible to participate in each sub-plan will participate in a separate Offering under the 423 Component, or if the terms would not qualify under the 423 Component, in the Non-423 Component, in either case unless such designation would cause the 423 Component to violate the requirements of Code Section 423.

Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding eligibility to participate, the definition of Compensation, handling of Contributions, making of Contributions to the Plan (including, without limitation, in forms other than payroll deductions), establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of stock certificates that vary with applicable local requirements. The Administrator also is authorized to determine that, to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f), the terms of an option granted under the Plan or an Offering to citizens or residents of a non-U.S. jurisdiction will be less favorable than the terms of options granted under the Plan or the same Offering to employees resident solely in the U.S. Every finding, decision and determination made by the Administrator will, to the full extent permitted by law, be final and binding upon all parties.

5.    Eligibility.

5.1    Offering Periods. Any Eligible Employee on a given Enrollment Date will be eligible to participate in the Plan, subject to the requirements of Section 7.

5.2    Non-U.S. Employees. Eligible Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they also are citizens or residents of the United States or resident aliens (within the meaning of Code Section 7701(b)(1)(A))) may be excluded from participation in the Plan or an Offering if the participation of such Eligible Employees is prohibited under the laws of the applicable jurisdiction or if complying with the laws of the applicable jurisdiction would cause the Plan or an Offering to violate Code Section 423. In the case of the Non-423 Component, an Eligible Employee may be excluded from participation in the Plan or an Offering if the Administrator has determined that participation of such Eligible Employee is not advisable or practicable.

5.3    Limitations. Any provisions of the Plan to the contrary notwithstanding, no Eligible Employee will be granted an option under the Plan (a) to the extent that, immediately after the grant, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Code Section 424(d)) would own capital stock of the Company or any Parent or Subsidiary of the Company and/or hold outstanding options to purchase such stock possessing five percent (5%) or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Parent or Subsidiary of the Company, or (b) to the extent that his or her rights to purchase stock under all employee stock purchase plans (as defined in Code Section 423) of the Company or any Parent or Subsidiary of the Company accrues at a rate, which exceeds twenty-five thousand dollars ($25,000) worth of stock (determined at the Fair Market Value of the stock at the time such option is granted) for each calendar year in which such option is outstanding at any time, as determined in accordance with Code Section 423 and the regulations thereunder.

6.    Offering Periods. The Plan will be implemented by Offering Periods as established by the Administrator from time to time. Offering Periods will expire on the earliest to occur of (a) the completion of the purchase of shares on the last Exercise Date occurring within twenty-seven (27) months of the applicable Enrollment Date on which the option to purchase shares was granted under the Plan, or (b) such shorter period established prior to the Enrollment Date of the Offering Period by the Administrator, from time to time, in its discretion, on a uniform and nondiscriminatory basis, for all options to be granted on such Enrollment Date. The Administrator will have the power to change the duration of Offering Periods (including the commencement dates thereof) with respect to future Offerings without stockholder approval if such change is announced prior to the scheduled beginning of the first Offering Period to be affected thereafter; provided, however, that no Offering Period may last more than twenty-seven (27) months.

7.    Participation. An Eligible Employee may participate in the Plan pursuant to Section 5.1 by (a) submitting to the Company’s stock administration office (or its designee), a properly completed subscription agreement authorizing Contributions in the form provided by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit A), or (b) following an electronic or other enrollment procedure determined by the Administrator, in either case, on or before a date determined by the Administrator prior to an applicable Enrollment Date.

8.    Contributions.

8.1    Contribution Amounts. At the time a Participant enrolls in the Plan pursuant to Section 7, he or she will elect to have Contributions (in the form of payroll deductions or otherwise, to the extent permitted by the Administrator) made on each pay day during the Offering Period in an amount not exceeding fifteen percent (15%) of the Compensation, which he or she receives on each pay day during the Offering Period; provided, however, that unless and until determined otherwise by the Administrator, should a pay day occur on an Exercise Date, a Participant will have any Contributions made on such day applied to his or her account under the then-current Purchase Period or Offering Period (i.e., for which the Exercise Date occurs on such day).

8.2    Contribution Methods. The Administrator, in its sole discretion, may permit all Participants in a specified Offering to contribute amounts to the Plan through payment by cash, check or other means set forth in the subscription agreement prior to each Exercise Date of each Offering Period. A Participant’s subscription agreement will remain in effect for successive Offering Periods unless terminated as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(a)    In the event Contributions are made in the form of payroll deductions, such payroll deductions for a Participant will commence on the first pay day following the Enrollment Date and will end on the last pay day on or prior to the last Exercise Date of such Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof (or Participant’s participation is terminated as provided in Section 13 hereof).

(b)    All Contributions made for a Participant will be credited to his or her account under the Plan and Contributions will be made in whole percentages of his or her Compensation only. A Participant may not make any additional payments into such account.

8.3    Participant Changes to Contributions. A Participant may discontinue his or her participation in the Plan as provided under Section 12. Until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may not increase the rate of his or her Contributions and may decrease the rate of his or her Contributions only one (1) time, provided that such decrease is to a Contribution rate of zero percent (0%). In addition, until and unless determined otherwise by the Administrator, in its sole discretion, during any Offering Period, a Participant may increase or decrease the rate of his or her Contributions (as a whole percent to a rate between zero percent (0%) and the maximum percentage specified in Section 8.1), which Contribution rate adjustment will become effective upon the commencement of the next Offering Period and remain in effect for subsequent Offering Periods and, except as set forth in the immediately preceding sentence, any such adjustment will not affect the Contribution rate for any ongoing Offering Period.

(a)    A Participant may make a Contribution rate adjustment pursuant to this Section 8.3 by (A) properly completing and submitting to the Company’s stock administration office (or its designee), a new subscription agreement authorizing the change in Contribution rate in the form provided by the Administrator for such purpose, or (B) following an electronic or other procedure prescribed by the Administrator, in either case, on or before a date determined by the Administrator prior to (x) the scheduled beginning of the first Offering Period to be affected or (y) an applicable Exercise Date, as applicable. If a Participant has not followed such procedures to change the rate of Contributions, the rate of his or her Contributions will continue at the originally elected rate throughout the Offering Period and future Offering Periods (unless the Participant’s participation is terminated as provided in Sections 12 or 13).

(b)    The Administrator may, in its sole discretion, limit or amend the nature and/or number of Contribution rate changes (including to permit, prohibit and/or limit increases and/or decreases to rate changes) that may be made by Participants during any Purchase Period or Offering Period, and may establish such other conditions or limitations as it deems appropriate for Plan administration.

(c)    Except as provided by this Section 8.3, any change in Contribution rate made pursuant to this Section 8.3 will be effective as of the first full payroll period following five (5) business days after the date on which the change is made by the Participant (unless the Administrator, in its sole discretion, elects to process a given change in Contribution rate earlier).

8.4    Other Contribution Changes. Notwithstanding the foregoing, to the extent necessary to comply with Code Section 423(b)(8) and Section 5.3 hereof (which generally limit participation in an Offering Period pursuant to certain Applicable Laws), a Participant’s Contributions may be decreased to zero percent (0%) by the Administrator at any time during an Offering Period (or a Purchase Period, as applicable). Subject to Code Section 423(b)(8) and Section 5.3 hereof, Contributions will recommence at the rate originally elected by the Participant effective as of the beginning of the first Offering Period (or Purchase Period, as applicable) scheduled to end in the following calendar year, unless the Participant’s participation has terminated as provided in Sections 12 or 13.

8.5    Cash Contributions. Notwithstanding any provisions to the contrary in the Plan, the Administrator may allow Participants to participate in the Plan via cash contributions instead of payroll deductions if (a) payroll deductions are not permitted or advisable under Applicable Laws, (b) the Administrator determines that cash contributions are permissible for Participants participating in the 423 Component and/or (c) the Participants are participating in the Non-423 Component.

8.6    Tax Withholdings. At the time the option is exercised, in whole or in part, or at the time some or all of the Common Stock issued under the Plan is disposed of (or at any other time that a taxable event related to the Plan occurs), the Participant must make adequate provision for the Company’s or Employer’s federal, state, local or any other tax liability payable to any authority including taxes imposed by jurisdictions outside of the U.S., national insurance, social security or other tax withholding or payment on account obligations, if any, which arise upon the exercise of the option or the disposition of the Common Stock (or any other time that a taxable event related to the Plan occurs). At any time, the Company or the Employer may, but will not be obligated to, withhold from the Participant’s compensation the amount necessary for the Company or the Employer to meet applicable withholding obligations, including any withholding required to make available to the Company or the Employer any tax deductions or benefits attributable to the sale or early disposition of Common Stock by the Eligible Employee. In addition, the Company or the Employer may, but will not be obligated to, withhold from the proceeds of the sale of Common Stock or use any other method of withholding the Company or the Employer deems appropriate to the extent permitted by U.S. Treasury Regulations Section 1.423-2(f).

8.7    Use of Funds. The Company may use all Contributions received or held by it under the Plan for any corporate purpose, and the Company will not be obligated to segregate such Contributions except under Offerings or for Participants in the Non-423 Component for which Applicable Laws require that Contributions to the Plan by Participants be segregated from the Company’s general corporate funds and/or deposited with an independent third party, provided that, if such segregation or deposit with an independent third party is required by Applicable Laws, it will apply to all Participants in the relevant Offering under the 423 Component, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f). Until shares of Common Stock are issued, Participants will have only the rights of an unsecured creditor with respect to such shares.

9.    Grant of Option. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period will be granted an option to purchase on each Exercise Date during such Offering Period (at the applicable Purchase Price) up to a number of shares of Common Stock determined by dividing such Eligible Employee’s Contributions accumulated prior to such Exercise Date and retained in the Eligible Employee’s account as of the Exercise Date by the applicable Purchase Price.

9.1    Certain Option Limits. In no event will an Eligible Employee be permitted to purchase during each Offering Period more than 1,250 shares of Common Stock (subject to any adjustment pursuant to Section 17), and provided further that such purchase will be subject to the limitations set forth in Sections 3 and 5.3 and in the subscription agreement. The Administrator, in its absolute discretion, may increase or decrease the maximum number of shares of Common Stock that an Eligible Employee may purchase during each Purchase Period or Offering Period, as applicable.

9.2    Option Receipt. The Eligible Employee may accept the grant of an option under the Plan by electing to participate in the Plan in accordance with the requirements of Section 7.

9.3    Option Term. Exercise of the option will occur as provided in Section 10, unless the Participant’s participation has terminated pursuant to Sections 12 or 13. The option will expire on the last day of the Offering Period.

10.    Exercise of Option.

10.1    Automatic Exercise. Unless a Participant’s participation in the Plan has terminated as provided in Sections 12 and 13, his or her option for the purchase of shares of Common Stock will be exercised automatically on the Exercise Date, and the maximum number of full shares of Common Stock subject to the option will be purchased for such Participant at the applicable Purchase Price with the accumulated Contributions from his or her account. No fractional shares of Common Stock will be purchased; any Contributions accumulated in a Participant’s account, which are not sufficient to purchase a full share will be retained in the Participant’s account for the subsequent Purchase Period or Offering Period, as applicable, subject to earlier termination of the Participant’s participation in the Plan as provided in Sections 12 or 13. Any other funds left over in a Participant’s account after the Exercise Date will be returned to the Participant. During a Participant’s lifetime, a Participant’s option to purchase shares of Common Stock hereunder is exercisable only by him or her.

10.2    Pro Rata Allocations. If the Administrator determines that, on a given Exercise Date, the number of shares of Common Stock with respect to which options are to be exercised may exceed (a) the number of shares of Common Stock that were available for sale under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of shares of Common Stock available for sale under the Plan on such Exercise Date, the Administrator may in its sole discretion (x) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all Participants exercising options to purchase Common Stock on such Exercise Date, and continue all Offering Periods then in effect or (y) provide that the Company will make a pro rata allocation of the shares of Common Stock available for purchase on such Enrollment Date or Exercise Date, as applicable, in as uniform a manner as will be practicable and as it will determine in its sole discretion to be equitable among all participants exercising options to purchase Common Stock on such Exercise Date, and terminate any or all Offering Periods then in effect pursuant to Section 18. The Company may make a pro rata allocation of the shares of Common Stock available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional shares of Common Stock for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date.

11.    Delivery. As soon as reasonably practicable after each Exercise Date on which a purchase of shares of Common Stock occurs, the Company will arrange the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option in a form determined by the Administrator (in its sole discretion) and pursuant to rules established by the Administrator. The Company may permit or require that shares of Common Stock be deposited directly with a broker designated by the Company or with a trustee or designated agent of the Company, and the Company may utilize electronic or automated methods of share transfer. The Company may require that shares of Common Stock be retained with such broker, trustee or agent for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions or other dispositions of such shares. No Participant will have any voting, dividend, or other stockholder rights with respect to shares of Common Stock subject to any option granted under the Plan until such shares have been purchased and delivered to the Participant as provided in this Section 11.

12.    Withdrawal.

12.1    Withdrawal Procedures. A Participant may withdraw all but not less than all the Contributions credited to his or her account and not yet used to exercise his or her option under the Plan at any time by (a) submitting to the Company’s stock administration office (or its designee) a written notice of withdrawal in the form determined by the Administrator for such purpose (which may be similar to the form attached hereto as Exhibit B), or (b) following an electronic or other withdrawal procedure determined by the Administrator. The Administrator may set forth a deadline of when a withdrawal must occur to be effective prior to a given Exercise Date in accordance with policies it may approve from time to time. All of the Participant’s Contributions credited to his or her account will be paid to such Participant as soon as administratively practicable after receipt of notice of withdrawal and such Participant’s option for the Offering Period will be automatically terminated, and no further Contributions for the purchase of shares of Common Stock will be made for such Offering Period. If a Participant withdraws from an Offering Period, Contributions will not resume at the beginning of the succeeding Offering Period, unless the Participant re-enrolls in the Plan in accordance with the provisions of Section 7.

12.2    No Effect on Future Participation. A Participant’s withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or in succeeding Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

13.    Termination of Employment. Upon a Participant’s ceasing to be an Eligible Employee, for any reason, he or she will be deemed to have elected to withdraw from the Plan and the Contributions credited to such Participant’s account during the Offering Period but not yet used to purchase shares of Common Stock under the Plan will be returned to such Participant, or, in the case of his or her death, to the person or persons entitled thereto, and such Participant’s option will be automatically terminated. Unless determined otherwise by the Administrator in a manner that, with respect to an Offering under the 423 Component, is permitted by, and compliant with, Code Section 423, a Participant whose employment transfers between entities through a termination with an immediate rehire (with no break in service) by the Company or a Designated Company will not be treated as terminated under the Plan; however, if a Participant transfers from an Offering under the 423 Component to the Non-423 Component, the exercise of the option will be qualified under the 423 Component only to the extent it complies with Code Section 423; further, no Participant will be deemed to switch from an Offering under the Non-423 Component to an Offering under the 423 Component or vice versa unless (and then only to the extent) such switch would not cause the 423 Component or any option thereunder to fail to comply with Code Section 423.

14.    Section 409A. The Plan is intended to be exempt from the application of Section 409A, and, to the extent not exempt, is intended to comply with Section 409A and any ambiguities herein will be interpreted to so be exempt from, or comply with, Section 409A. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Administrator determines that an option granted under the Plan may be subject to Section 409A or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Administrator may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Administrator determines is necessary or appropriate, in each case, without the Participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A, but only to the extent any such amendments or action by the Administrator would not violate Section 409A. Notwithstanding the foregoing, the Company and any of its Parent or Subsidiaries will have no liability, obligation or responsibility to reimburse, indemnify, or hold harmless a Participant or any other party if the option to purchase Common Stock under the Plan that is intended to be exempt from or compliant with Section 409A is not so exempt or compliant or for any action taken by the Administrator with respect thereto. The Company makes no representation that the option to purchase Common Stock under the Plan is compliant with Section 409A.

15.    Rights as Stockholder. Until the shares of Common Stock are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), a Participant will have only the rights of an unsecured creditor with respect to such shares, and no right to vote or receive dividends or any other rights as a stockholder will exist with respect to such shares. Shares of Common Stock to be delivered to a Participant under the Plan will be registered in the name of the Participant or, if so required under Applicable Laws, in the name of the Participant and his or her spouse.

16.    Transferability. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares of Common Stock under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will or the laws of descent and distribution) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition will be without effect, except that the Company may treat such act as an election to withdraw funds from an Offering Period in accordance with Section 12 hereof.

17.    Adjustments, Dissolution, Liquidation, Merger or Change in Control.

17.1    Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the corporate structure of the Company affecting the Common Stock occurs (other than any ordinary dividends or other ordinary distributions), the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the Plan, will adjust the number and class of common stock that may be delivered under the Plan, the Purchase Price per share, the class and the number of shares of common stock covered by each option under the Plan that has not yet been exercised, and the numerical share limits of Sections 3 and 9.1.

17.2    Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a New Exercise Date, and will terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date will be before the date of the Company’s proposed dissolution or liquidation. The Administrator will notify each Participant in writing or electronically, prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

17.3    Merger or Change in Control. In the event of a merger of the Company with or into another corporation or other entity or Change in Control, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the Offering Period with respect to which such option relates will be shortened by setting a New Exercise Date on which such Offering Period will end. The New Exercise Date will occur before the date of the Company’s proposed merger or Change in Control. The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s option has been changed to the New Exercise Date and that the Participant’s option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 12 hereof (or, prior to such New Exercise Date, Participant’s participation has terminated as provided in Section 13 hereof).

18.    Amendment or Termination.

18.1    Amendment, Suspension, Termination. The Administrator, in its sole discretion, may amend, alter, suspend, or terminate the Plan, or any part thereof, at any time and for any reason. If the Plan is terminated, the Administrator, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Exercise Date (which may be sooner than originally scheduled, if determined by the Administrator in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 17). If the Offering Periods are terminated prior to expiration, all amounts then credited to Participants’ accounts that have not been used to purchase shares of Common Stock will be returned to the Participants (without interest thereon, except as otherwise required under Applicable Laws, as further set forth in Section 22 hereof) as soon as administratively practicable.

18.2    Certain Administrator Changes. Without stockholder consent and without limiting Section 18.1, the Administrator will be entitled to change the Offering Periods and any Purchase Periods, designate separate Offerings, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange rate applicable to amounts withheld in a currency other than U.S. dollars, permit Contributions in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed Contribution elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with Contribution amounts, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable that are consistent with the Plan.

18.3    Changes Due to Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)    amending the Plan to conform with the safe harbor definition under the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto), including with respect to an Offering Period underway at the time;

(b)    altering the Purchase Price for any Purchase Period or Offering Period including a Purchase Period or Offering Period underway at the time of the change in Purchase Price;

(c)    shortening any Purchase Period or Offering Period by setting a New Exercise Date, including a Purchase Period or Offering Period underway at the time of the Administrator action;

(d)    reducing the maximum percentage of Compensation a Participant may elect to set aside as Contributions; and

(e)    reducing the maximum number of shares of Common Stock a Participant may purchase during any Purchase Period or Offering Period.

Such modifications or amendments will not require stockholder approval or the consent of any Plan Participants.

19.    Conditions Upon Issuance of Shares.

19.1    Legal Compliance. Shares of Common Stock will not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

19.2    Investment Representations. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares are being purchased only for investment and without any present intention to sell or distribute such shares if, in the opinion of counsel for the Company, such a representation is required.

20.    Term of Plan. The Plan will become effective upon the later to occur of (a) its adoption by the Board, (b) approval by the Company’s stockholders, or (c) the time as of immediately prior to the completion of the Merger. The Plan will continue in effect for a term of twenty (20) years, unless sooner terminated under Section 18.

21.    Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted by the Board. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

22.    Interest. No interest will accrue on the Contributions of a participant in the Plan, except as may be required by Applicable Laws, as determined by the Company, and if so required by the laws of a particular jurisdiction, will apply, with respect to Offerings under the 423 Component, to all Participants in the relevant Offering, except to the extent otherwise permitted by U.S. Treasury Regulations Section 1.423-2(f).

23.    No Effect on Employment. Neither the Plan nor any option under the Plan will confer upon any Participant any right with respect to continuing the Participant’s employment with the Company or its Subsidiaries or Parents, as applicable, nor will they interfere in any way with the Participant’s right or the right of the Company and its Subsidiaries or Parents, as applicable, to terminate such employment relationship at any time, free from any liability or any claim under the Plan.

24.    Reports. Individual accounts will be maintained for each Participant in the Plan. Statements of account will be given to participating Eligible Employees at least annually, which statements will set forth the amounts of Contributions, the Purchase Price, the number of shares of Common Stock purchased and the remaining cash balance, if any.

25.    Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan will be deemed to have been duly given when received in the form and manner specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

26.    Legal Construction.

26.1    Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal, or unenforceable for any reason in any jurisdiction or as to any Participant, such invalidity, illegality, or unenforceability will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as to such jurisdiction or Participant as if the invalid, illegal, or unenforceable provision had not been included.

26.2    Governing Law. The Plan will be governed by, and construed in accordance with, the laws of the State of Delaware, but without regard to its conflict of law provisions.

26.3    Headings. Headings are provided herein for convenience only, and will not serve as a basis for interpretation of the Plan.

27.    Compliance with Applicable Laws. The terms of this Plan are intended to comply with all Applicable Laws and will be construed accordingly.

28.    Automatic Transfer to Low Price Offering Period. Unless determined otherwise by the Administrator, this Section 28 applies to an Offering Period to the extent such Offering Period provides for more than one (1) Exercise Date within such Offering Period. To the extent permitted by Applicable Laws, if the Fair Market Value of a share of Common Stock on any Exercise Date in an Offering Period is less than the Fair Market Value of a share of Common Stock on the Enrollment Date of such Offering Period, then all Participants in such Offering Period will be withdrawn automatically from such Offering Period immediately after the exercise of their option on such Exercise Date and automatically re-enrolled in the immediately following Offering Period as of the first day thereof.

*                *                 *

EXHIBIT A

SPIRE GLOBAL, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

SUBSCRIPTION AGREEMENT

Original Application	Offering Date:

            Change in Payroll Deduction Rate

1.                     hereby elects to participate in the Spire Global, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) and subscribes to purchase shares of the Company’s Common Stock in accordance with this Subscription Agreement and the Plan. Any capitalized terms not specifically defined in this Subscription Agreement will have the meaning ascribed to them under the Plan.

2.    I hereby authorize and consent to payroll deductions from each paycheck in the amount of ____% of my Compensation on each payday (from 0% to [15%]) during the Offering Period in accordance with the Plan. (Please note that no fractional percentages are permitted.) [I understand that only my first, one election to decrease the rate of my payroll deductions may be applied with respect to an ongoing Offering Period in accordance with the terms of the Plan, and any subsequent election to decrease the rate of my payroll deductions during the same Offering Period, and any election to increase the rate of my payroll deductions during any Offering Period, will not be applied to the ongoing Offering Period.]

3.    I understand that said payroll deductions will be accumulated for the purchase of shares of Common Stock at the applicable Purchase Price determined in accordance with the Plan. I understand that if I do not withdraw from an Offering Period, any accumulated payroll deductions will be used to automatically exercise my option and purchase Common Stock under the Plan. I further understand that if I am outside of the U.S., my payroll deductions will be converted to U.S. dollars at an exchange rate selected by the Company on the purchase date.

4.    I have received a copy of the complete Plan and its accompanying prospectus. I understand that my participation in the Plan is in all respects subject to the terms of the Plan.

5.    Shares of Common Stock purchased for me under the Plan should be issued in the name(s) of                      (Eligible Employee or Eligible Employee and spouse only).

6.    If I am a U.S. taxpayer, I understand that if I dispose of any shares received by me pursuant to the Plan within two (2) years after the Offering Date (the first day of the Offering Period during which I purchased such shares) or one (1) year after the Exercise Date, I will be treated for federal income tax purposes as having received ordinary income at the time of such disposition in an amount equal to the excess of the fair market value of the shares at the time such shares were purchased by me over the price that I paid for the shares. I hereby agree to notify the Company in writing within thirty (30) days after the date of any disposition of my shares and I will make adequate provision for federal, state or other tax withholding obligations, if any, which arise upon the disposition of the Common Stock. The Company may, but will not be obligated to, withhold from my compensation the amount necessary to meet any applicable withholding obligation including any withholding necessary to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by me. If I dispose of such shares at any time after the expiration of the two (2) year and one (1) year holding periods, I understand that I will be treated for federal income tax purposes as having received income only at the time of such disposition, and that such income will be taxed as ordinary income only to the extent of an amount equal to the lesser of (a) the excess of the fair market value of the shares at the time of such disposition over the purchase price which I paid for the shares, or (b) fifteen percent (15%) of the fair market value of the shares on the first day of the Offering Period. The remainder of the gain, if any, recognized on such disposition will be taxed as capital gain.

7.    For employees that may be subject to tax in non U.S. jurisdictions, I acknowledge and agree that, regardless of any action taken by the Company or any Designated Company with respect to any or all income tax, social security, social insurances, National Insurance Contributions, payroll tax, fringe benefit, or other tax-related items related to my participation in the Plan and legally applicable to me including, without limitation, in connection with the grant of such options, the purchase or sale of shares of Common Stock acquired under the Plan and/or the receipt of any dividends on such shares (“Tax-Related Items”), the ultimate liability for all Tax-Related Items is and remains my responsibility and may exceed the amount actually withheld by the Company or a Designated Company. Furthermore, I acknowledge that the Company and/or any Designated Company (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the options under the Plan and (b) do not commit to and are under no obligation to structure the terms of the grant of options or any aspect of my participation in the Plan to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I have become subject to tax in more than one jurisdiction between the date of my enrollment and the date of any relevant taxable or tax withholding event, as applicable, I acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to the purchase of shares of Common Stock under the Plan or any other relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to the Company and/or the applicable Designated Company to satisfy all Tax-Related Items. In this regard, I authorize the Company and/or the applicable Designated Company, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (a) withholding from my wages or Compensation paid to me by the Company and/or the applicable Designated Company; or (b) withholding from proceeds of the sale of the shares of Common Stock purchased under the Plan either through a voluntary sale or through a mandatory sale arranged by the Company (on my behalf pursuant to this authorization). Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable maximum withholding rates, in which case I will receive a refund of any over-withheld amount in cash and will have no entitlement to the Common Stock equivalent.

Finally, I agree to pay to the Company or the applicable Designated Company any amount of Tax-Related Items that the Company or the applicable Designated Company may be required to withhold as a result of my participation in the Plan that cannot be satisfied by the means previously described. The Company may refuse to purchase shares of Common Stock under the Plan on my behalf and/or refuse to issue or deliver the shares or the proceeds of the sale of shares if I fail to comply with my obligations in connection with the Tax-Related Items.

8.    By electing to participate in the Plan, I acknowledge, understand and agree that:

(a)    the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent provided for in the Plan;

(b)    all decisions with respect to future grants under the Plan, if applicable, will be at the sole discretion of the Company;

(c)    the grant of options under the Plan will not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, or any Designated Company, and will not interfere with the ability of the Company or any Designated Company, as applicable, to terminate my employment (if any);

(d)    I am voluntarily participating in the Plan;

(e)    the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not intended to replace any pension rights or compensation;

(f)    the options granted under the Plan and the shares of Common Stock underlying such options, and the income and value of same, are not part of my normal or expected compensation for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments;

(g)    the future value of the shares of Common Stock offered under the Plan is unknown, indeterminable and cannot be predicted with certainty;

(h)    the shares of Common Stock that I acquire under the Plan may increase or decrease in value, even below the Purchase Price;

(i)    no claim or entitlement to compensation or damages will arise from the forfeiture of options granted to me under the Plan as a result of the termination of my status as an Eligible Employee (for any reason whatsoever, and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any) and, in consideration of the grant of options under the Plan to which

I am otherwise not entitled, I irrevocably agree never to institute a claim against the Company, or any Designated Company, waive my ability, if any, to bring such claim, and release the Company, and any Designated Company from any such claim that may arise; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, I will be deemed irrevocably to have agreed to not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim; and

(j)    in the event of the termination of my status as an Eligible Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any), my right to participate in the Plan and any options granted to me under the Plan, if any, will terminate effective as of the date that I am no longer actively employed by the Company or one of its Designated Companies and, in any event, will not be extended by any notice period mandated under the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any (e.g., active employment would not include a period of “garden leave” or similar period pursuant to the employment laws in the jurisdiction in which I am employed or the terms of my employment agreement, if any); the Company will have the exclusive discretion to determine when I am no longer actively employed for purposes of my participation in the Plan (including whether I may still be considered to be actively employed while on a leave of absence).

9.    I understand that the Company and/or any Designated Company may collect, where permissible under applicable law certain personal information about me, including, but not limited to, my name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of Common Stock or directorships held in the Company, details of all options granted under the Plan or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in my favor (“Data”), for the exclusive purpose of implementing, administering and managing the Plan. I understand that Company may transfer my Data to the United States, which is not considered by the European Commission to have data protection laws equivalent to the laws in my country. I understand that the Company will transfer my Data to its designated broker, or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan. I understand that the recipients of the Data may be located in the United States or elsewhere, and that a recipient’s country of operation (e.g., the United States) may have different, including less stringent, data privacy laws that the European Commission or my jurisdiction does not consider to be equivalent to the protections in my country. I understand that I may request a list with the names and addresses of any potential recipients of the Data by contacting my local human resources representative. I authorize the Company, the Company’s designated broker and any other possible recipients which may assist the Company with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing my participation in the Plan. I understand that Data will be held only as long as is necessary to implement, administer and manage my participation in the Plan. I understand that that I may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing my local human resources representative. Further, I understand that I am providing the consents herein on a purely voluntary basis. If I do not consent, or if I later seek to revoke my consent, my employment status or career with the Company or any Designated Company will not be adversely affected; the only adverse consequence of refusing or withdrawing my consent is that the Company would not be able to grant me options under the Plan or other equity awards, or administer or maintain such awards. Therefore, I understand that refusing or withdrawing my consent may affect my ability to participate in the Plan. For more information on the consequences of my refusal to consent or withdrawal of consent, I understand that I may contact my local human resources representative.

If I am an employee outside the U.S., I understand that in accordance with applicable law, I have the right to access, and to request a copy of, the Data held about me. I also understand that I have the right to discontinue the collection, processing, or use of my Data, or supplement, correct, or request deletion of my Data. To exercise my rights, I may contact my local human resources representative.

I hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of my personal data as described herein and any other Plan materials by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing my participation in the Plan. I understand that my consent will be sought and obtained for any processing or transfer of my data for any purpose other than as described in the enrollment form and any other plan materials.

10.    If I have received the Subscription Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, subject to applicable laws.

11.    The provisions of the Subscription Agreement and these appendices are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless will be binding and enforceable.

12.    Notwithstanding any provisions in this Subscription Agreement, I understand that if I am working or resident in a country other than the United States, my participation in the Plan also will be subject to the additional terms and conditions set forth on Appendix A and any special terms and conditions for my country set forth on Appendix A. Moreover, if I relocate to one of the countries included in Appendix A, the special terms and conditions for such country will apply to me to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. Appendix A constitutes part of this Subscription Agreement and the provisions of this Subscription Agreement govern each Appendix (to the extent not superseded or supplemented by the terms and conditions set forth in the applicable Appendix).

13.    I hereby agree to be bound by the terms of the Plan. The effectiveness of this Subscription Agreement is dependent upon my eligibility to participate in the Plan.

Employee’s Social
Security Number (for U.S.-based employees):

Employee’s Address:

I UNDERSTAND THAT THIS SUBSCRIPTION AGREEMENT WILL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE OFFERING PERIODS UNLESS TERMINATED BY ME.

Dated:
Signature of Employee

EXHIBIT B

SPIRE GLOBAL, INC.

2021 EMPLOYEE STOCK PURCHASE PLAN

NOTICE OF WITHDRAWAL

The undersigned Participant in the Offering Period of the Spire Global, Inc. 2021 Employee Stock Purchase Plan (the “Plan”) that began on                     ,             (the “Offering Date”) hereby notifies the Company that he or she hereby withdraws from the Offering Period. He or she hereby directs the Company to pay to the undersigned as promptly as practicable all the payroll deductions credited to his or her account with respect to such Offering Period. The undersigned understands and agrees that his or her option for such Offering Period will be terminated automatically. The undersigned understands further that no further payroll deductions will be made for the purchase of shares in the current Offering Period and the undersigned will be eligible to participate in succeeding Offering Periods only by delivering to the Company a new Subscription Agreement. Capitalized terms not otherwise defined herein will have the meaning ascribed to them under the Plan.

Name and Address of Participant:

Signature:

Date:

ANNEX F

VOTING AND NON-REDEMPTION AGREEMENT

This VOTING AND NON-REDEMPTION AGREEMENT (this “Agreement”) is entered into as of February 28, 2021 (the “Agreement Date”) by and between [    ] (“Stockholder”), Spire Global, Inc., a Delaware corporation (the “Company”), and NavSight Holdings, Inc., a Delaware corporation (“SPAC”). SPAC, Stockholder and the Company are collectively referred to herein as the “Parties” and individually as a “Party.”

WHEREAS, Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the number of shares of the Class A common stock, par value $0.0001 per share (“Class A Stock”), of SPAC and the number of shares of the Class B common stock, par value $0.0001 per share (“Class B Stock”), of SPAC set forth on Exhibit A attached hereto (such shares, the “Owned Securities”, and together with any other shares of capital stock of SPAC acquired by Stockholder after the date hereof and prior to the earlier of the Closing and the termination of all of Stockholder’s obligations under this Agreement being collectively referred to herein as the “Securities”);

WHEREAS, the Company, SPAC, and NavSight Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SPAC (“Merger Sub”), and certain other parties propose to enter into a Business Combination Agreement, dated as of the date hereof (the “BCA”), pursuant to which, subject to the terms and conditions set forth in the BCA, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of SPAC (the “Business Combination”);

WHEREAS, it is a condition precedent to the consummation of the Business Combination that the stockholders of SPAC approve the SPAC Stockholder Matters (collectively, the “Approval”);

WHEREAS, the restated certificate of incorporation of SPAC, filed with the Secretary of State of the State of Delaware on September 9, 2020 (the “Charter”), provides Stockholder with certain rights to redeem its shares of Class A Stock in connection with the Business Combination (the “Redemption Rights”);

WHEREAS, as a condition to the willingness of the Company and SPAC to enter into the BCA and as an inducement and in consideration therefor, Stockholder has agreed to enter into this Agreement; and

WHEREAS, all capitalized terms used but not defined herein shall have the respective meanings specified in the BCA.

NOW, THEREFORE, in consideration of the premises, covenants and agreements set forth in the herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Agreement not to Redeem. Stockholder irrevocably and unconditionally hereby (a) agrees that Stockholder shall not, and shall cause its Affiliates not to, elect to redeem or otherwise tender or submit for redemption any of its Securities pursuant to or in connection with the SPAC Stockholder Redemption or otherwise in connection with the Business Combination, and (b) waives, on behalf of itself and its Affiliates, the Redemption Rights. In the event of a breach of this Section 1, Stockholder irrevocably and unconditionally agrees to, or to cause one or more of its Affiliates to, subscribe for and purchase from SPAC a number of shares of Class A Stock equal to the number of shares of Class A Stock redeemed pursuant to the Redemption Rights, for a per share purchase price equal to the amount to be received by public stockholders of SPAC exercising their Redemption Rights under the Charter in connection with the Business Combination.

2.    Agreement to Vote. From and after the date hereof until the Expiration Date, Stockholder (in such capacity and not in any other capacity) irrevocably and unconditionally hereby agrees that, at any meeting (whether annual or special and each adjourned or postponed meeting) of SPAC’s stockholders, however called, or in connection with any other written consent of SPAC’s stockholders, the Stockholder will (x) appear at such meeting or otherwise cause all of the Securities to be counted as present thereat for purposes of calculating a quorum and (y) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities:

(a)    in favor of the Approval (and, in the event that the Approval is presented as more than one proposal, in favor of each proposal that is part of the Approval), and in favor of any other proposals set forth in the Registration Statement/Proxy Statement filed by the SPAC with the SEC relating to the Transactions;

(b)    for any proposal to adjourn or postpone the applicable stockholder meeting to a later date if (and only if) there are not sufficient votes for approval of the BCA and any other proposals related thereto as set forth in the Registration Statement/Proxy Statement on the dates on which such meetings are held;

(c)    against any SPAC Acquisition Proposal, without regard to the terms of such SPAC Acquisition Proposal, or any other transaction, proposal, agreement or action made in opposition to adoption of the BCA or in competition or inconsistent with the Merger and the other transactions or matters contemplated by the BCA;

(d)    against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the BCA or this Agreement or the performance by Stockholder of its obligations under this Agreement;

(e)    against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of SPAC contained in the BCA, or of Stockholder contained in this Agreement; and

(f)    in favor of any other matter necessary or desirable to the consummation of the transactions contemplated by the BCA, including the Merger (clauses (a) through (f) of this Section 2, the “Required Voting Matters”).

The obligations of Stockholder specified in this Section 2 shall apply whether or not the Merger, any of the Transactions or any action described above is recommended by the board of directors of SPAC.

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3.    Grant of Irrevocable Proxy and Power of Attorney; Appointment of Proxy.

(a)    From and after the date hereof until the Expiration Date, Stockholder hereby irrevocably and unconditionally grants to, and appoints, the Company, and any of its respective designees as Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to (i) vote or cause to be voted (including by proxy or written consent, if applicable) the Securities in accordance with the Required Voting Matters, in each case, in the event that the Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 2, it being understood that the proxy holder may not exercise the proxy granted pursuant to this Section 3(a) on any matter except for those matters described in Section 2, and (ii) revoke any redemption election made by Stockholder in contravention of Section 1 with respect to any of Stockholder’s shares of Class A Stock and cause SPAC’s transfer agent to fail to redeem such shares in connection with the Business Combination.

(b)    Stockholder hereby represents that any proxies and powers of attorney heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies and powers of attorney.

(c)    Stockholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 3 are given in connection with the execution of the BCA, and that such irrevocable proxy and power of attorney are given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy and power of attorney are coupled with an interest and, except as set forth in this Section 3, are intended to be irrevocable. If for any reason the proxy or power of attorney granted herein is not irrevocable, then Stockholder agrees, until the Expiration Date, to vote the Securities in accordance with Section 2(a) through Section 2(e) above as instructed by the Company and SPAC in writing.

4.    Restrictions on Transfer. Except as contemplated by this Agreement, the BCA, and the Transactions, from the date hereof until the Expiration Date, Stockholder shall not, and shall cause its Affiliates not to, directly or indirectly, (a) offer for sale, sell, transfer, tender, pledge, convert, encumber, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Securities, (b) grant any proxies or powers of attorney with respect to any or all of the Securities (except in connection with voting by proxy at a meeting of stockholders of SPAC as contemplated by Section 2 of this Agreement), or (c) permit to exist any lien or encumbrance with respect to any or all of the Securities other than those created by this Agreement; provided that any lien or encumbrance with respect to Securities that would not prevent, impair or delay Stockholder’s ability to comply with the terms and conditions of this Agreement shall be permitted and will not be deemed to violate the restrictions contained above. Notwithstanding the foregoing, this Section 4 shall not prohibit a Transfer of Securities by Stockholder to (i) one of its Affiliates, (ii) in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of an individual, pursuant to a charitable gift or contribution, and (vi) by virtue of the Stockholder’s organizational documents upon liquidation or dissolution of Stockholder; provided that in case of clauses (i)-(v), such transferee agrees in a writing, reasonably satisfactory in form and substance to the Company and SPAC, to assume all of the obligations of Stockholder hereunder and to be bound by the terms of this Agreement; provided, in the case of clauses (iii), (iv), and (vi), the transferee will not be required to assume the voting obligations under Section 2 of this Agreement if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws, or would reasonably be expected to materially delay or impede the Registration Statement / Proxy Statement being declared effective under the Securities Act. Any transfer in violation of this Section 4 shall be null and void ab initio.

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5.    Inconsistent Agreements. Stockholder hereby covenants and agrees that, except for this Agreement, it (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Securities and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Securities.

6.    Restricted Activities. Stockholder agrees that he, she or it shall (i) be bound by and subject to Section 8.08(a) (Confidentiality; Publicity) of the BCA to the same extent as such provisions apply to the parties to the BCA, as if Stockholder is directly party thereto, and (ii) not, directly or indirectly, take any action that the SPAC is prohibited from taking pursuant to Section 8.06 of the BCA.

7.    Representations and Warranties of Stockholder. Stockholder represents and warrants to SPAC as follows:

(a)    If Stockholder is a natural person, Stockholder has full legal right and capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. If Stockholder is not a natural person, Stockholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement and perform its respective obligations hereunder.

(b)    The execution, delivery and performance of this Agreement by Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Stockholder and no other actions or proceedings on the part of Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

(c)    The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon the Owned Securities pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Stockholder is a party or by which Stockholder or to which the Owned Securities are subject, other than those which would not reasonably be expected to have a material adverse effect on the legal authority of Stockholder to enter into and timely perform its obligations under this Agreement (a “Stockholder Material Adverse Effect”), (ii) if Stockholder is not an individual, result in any violation of the provisions of the organizational documents of Stockholder, other than those that would not reasonably be expected to have a Stockholder Material Adverse Effect, or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any Governmental Authority having jurisdiction over Stockholder or any of its properties, other than those that would not reasonably be expected to have a Stockholder Material Adverse Effect.

(d)    Stockholder owns, beneficially and of record, as of the date hereof, the shares of Class A Stock and Class B Stock set forth on Exhibit A attached hereto free and clear of any proxy, voting restriction, adverse claim or other lien (other than any restrictions created by this Agreement, the SPAC

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Organizational Documents and applicable securities Laws). Except for shares of Class A Stock and Class B Stock set forth on Exhibit A attached hereto and any Public Warrants and/or Private Warrants held by Stockholder, as of the date of this Agreement, Stockholder is not a record holder of any (i) equity securities of SPAC, (ii) securities of SPAC having the right to vote on any matters on which the stockholders of SPAC may vote or which are convertible into or exchangeable for, at any time, equity securities of SPAC, or (iii) options or other rights to acquire from SPAC any equity securities or securities convertible into or exchangeable for equity securities of SPAC, except as contemplated by the Transaction Agreements.

(e)    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act and those set forth as conditions to closing in the BCA, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Stockholder from, or to be given by Stockholder to, or be made by Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by Stockholder of this Agreement or the consummation of the transactions contemplated hereby.

(f)    There is no Action pending or, to the knowledge of Stockholder, threatened, against Stockholder that challenges Stockholder’s beneficial or record ownership of the Securities, the validity of this Agreement or the performance by Stockholder of its obligations under this Agreement.

(g)    Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Stockholder with the SEC with respect to the beneficial ownership of SPAC’s common stock, Stockholder is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(h)    Stockholder understands and acknowledges that the Company and SPAC are entering into the BCA in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of Stockholder contained herein.

(i)    No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which SPAC or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of Stockholder, on behalf of Stockholder.

8.    Covenants of Stockholder. Stockholder hereby: (a) agrees to promptly notify the Company and SPAC of the number of any new Securities acquired by Stockholder after the date hereof and prior to the Expiration Date (any such Securities being subject to the terms of this Agreement as though owned by Stockholder on the date hereof); (b) agrees to permit SPAC to publish and disclose Stockholder’s identity, ownership of the Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement, and, if deemed appropriate by SPAC or the Company, a copy of this Agreement, in (i) the Registration Statement/Proxy Statement, (ii) any Form 8-K filed by SPAC with the SEC in connection with the execution and delivery of the BCA and the Registration Statement/Proxy Statement, and (iii) any other documents or communications provided by SPAC or the Company to any Governmental Authority or to securityholders of SPAC, in each case, to the extent required by the federal securities Laws or the SEC or any other securities authorities; and (c) shall and does authorize the Company, SPAC and any of their respective counsels to notify SPAC’s transfer agent that there is a stop transfer order with respect to all of the Securities (and that this Agreement places limits on the voting and transfer of such

F-5

shares), provided that the Company, SPAC, or such counsel, as applicable, further notifies SPAC’s transfer agent to lift and vacate the stop transfer order with respect to the Securities following the Expiration Date. Stockholder agrees that it shall not, and shall cause its Affiliates not to, indirectly accomplish or attempt to accomplish that which it is not permitted to accomplish directly under this Agreement.

9.    Termination. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of (a) the consummation of the Merger, (b) the termination of the BCA pursuant to and in compliance with the terms therein, and (c) the mutual written agreement of each of the parties hereto to terminate this Agreement (such earliest date, the “Expiration Date”). Upon such termination, no party shall have any further obligations or liabilities hereunder; provided that (a) this Section 9, Section 11 and Section 13 shall survive any termination of this Agreement and (b) such termination shall not relieve any party from liability for any Willful Breach of this Agreement prior to such termination. For purposes of this Section 9, “Willful Breach” means a material breach of this Agreement by a party that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to constitute or result in a breach of this Agreement.

10.    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Stockholder makes no agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Securities, and not in such Stockholder’s capacity as a director, officer or employee of SPAC or any of its Affiliates, as applicable and (b) nothing herein will be construed to limit or affect any action or inaction by such Stockholder or any representative of such Stockholder serving as a member of the board of directors of SPAC or its Affiliates or as an officer, employee or fiduciary of SPAC or its Affiliates, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of SPAC or such Affiliate.

11.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any Party under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 11 shall limit, amend or waive any rights or obligations of any party to this Agreement or the BCA.

12.    No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the Company any direct or indirect ownership or incidents of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to Stockholder, and the Company shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of SPAC or exercise any power or authority to direct Stockholder in the voting of any of the Securities, except as otherwise provided herein with respect to the Securities. Except as otherwise set forth in Section 2, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of SPAC.

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13.    Miscellaneous.

(a)    The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement.

(b)    Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement, regardless of whether the Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

(c)    All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to SPAC:

NavSight Holdings, Inc.

12020 Sunrise Valley Drive, Suite 100

Reston, Virginia 20191

Email: Jack Pearlstein

Attn: jack@navsight.com

with a copy to:

Venable LLP

1290 Avenue of the Americas, 20th Floor

New York, NY 10104

Attn: Wallace Christner

Email: wechristner@venable.com

if to the Company:

Spire Global, Inc.

251 Rhode Island St.

Suite 204

San Francisco, CA 94103

Attn: Legal Department

Email: legal@spire.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Andrew Hill

E-mail: ahill@wsgr.com

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Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Ethan Lutske

E-mail: elutske@wsgr.com

if to Stockholder, to the address or email of Stockholder set forth on the signature page hereto.

(d)    This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any rights or conditions in its favor under this Agreement or agree to an amendment or modification to this Agreement and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

(e)    Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.

(f)    This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g)    This Agreement, and the other agreements referred to in this Agreement and the BCA, constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement, the BCA, and the Transaction Agreements. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(h)    This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted

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by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such federal court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 13(c). Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE OR CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13(H).

(i)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the Expiration Date, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13(i) shall not be required to provide any bond or other security in connection with any such injunction.

(j)    In the event of a stock split, stock dividend or distribution, or any change in SPAC’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the term “Securities” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(k)    For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa, the masculine gender shall include the feminine and neuter genders, the feminine gender shall include the masculine and neuter genders, and the neuter gender shall include masculine and feminine genders. The parties hereto agree that any rule of construction to the effect that

F-9

ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement. The headings and captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement. The words, “hereby,” “herewith,” “herein,” “hereto,” “hereof” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or paragraph hereof. Derivative forms of defined terms shall have correlative means.

(l)    If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

[Signature Page Follows]

F-10

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SPAC:

NAVSIGHT, INC.

By:
Name:
Title:

[Signature page to Voting and Non-Redemption Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:

SPIRE GLOBAL, INC.

By:
Name:
Title:

[Signature page to Voting and Non-Redemption Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

STOCKHOLDER:

[NAME]

By:
Name:
Title:

Address:

Email:

[Signature page to Voting and Non-Redemption Agreement]

Exhibit A

SPAC Shares

Class A Common Stock	[ ]
Class B Common Stock	[ ]

ANNEX G

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of February 28, 2021 (the “Agreement Date”) by and between [    ] (“Stockholder”), Spire Global, Inc., a Delaware corporation (the “Company”), and NavSight Holdings, Inc., a Delaware corporation (“SPAC”). SPAC, Stockholder and the Company are collectively referred to herein as the “Parties” and individually as a “Party.”

WHEREAS, Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of the number of shares of the common stock, par value $0.0001 per share (“Common Stock”), of the Company and the number of shares of the preferred stock, par value $0.0001 per share (“Preferred Stock”), of the Company set forth on Exhibit A attached hereto (such shares, the “Owned Securities”, and, together with any other shares of capital stock of the Company acquired, by Stockholder after the date hereof and prior to the earlier of the Closing and the termination of all of Stockholder’s obligations under this Agreement being collectively referred to herein as the “Securities”);

WHEREAS, the Company, SPAC, and NavSight Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of SPAC (“Merger Sub”), and certain other parties propose to enter into a Business Combination Agreement, dated as of the date hereof (the “BCA”), pursuant to which, subject to the terms and conditions set forth in the BCA, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of SPAC;

WHEREAS, it is a condition precedent to the consummation of the Merger that the stockholders of the Company deliver to the Company and SPAC a written consent, substantially in the form attached hereto as Exhibit A (with such changes as may be mutually agreed between the Company and SPAC, the “Company Stockholder Written Consent”), pursuant to which the Company Minimum Holders, among other things, will adopt and approve the BCA and the transactions contemplated thereby, including the Merger (the “Approval”);

WHEREAS, as a condition to the willingness of SPAC to enter into the BCA and as an inducement and in consideration therefor, Stockholder has agreed to enter into this Agreement; and

WHEREAS, all capitalized terms used but not defined herein shall have the respective meanings specified in the BCA.

NOW, THEREFORE, in consideration of the premises, covenants and agreements set forth in the herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.    Agreement to Vote.

(a)    Subject to Section 1(b), Stockholder (in such capacity and not in any other capacity) irrevocably and unconditionally hereby agrees that, no later than (or effective as of) the fifth (5th) Business Day following the date that the Registration Statement/Proxy Statement has been declared effective under the Securities Act, Stockholder shall validly execute and deliver to the Company the Company Stockholder Written Consent in respect of all of the Securities. In addition, from and after the date hereof until the Expiration Date, Stockholder (in such capacity and not in any other capacity) irrevocably and unconditionally hereby agrees that, at any other meeting (whether annual or special and each adjourned or postponed meeting) of the Company’s stockholders, however called, or in connection with any other written consent of the Company’s stockholders, the Stockholder will (x) appear at such meeting or otherwise cause all of the Securities to be counted as present thereat for purposes of calculating a quorum and (y) vote or cause to be voted (including by proxy or written consent, if applicable) all of the Securities: (i) in favor of the Approval (and, in the event that the Approval is presented as more than one proposal, in favor of each proposal that is part of the Approval); (ii) against any Company Acquisition Proposal, without regard to the terms of such Company Acquisition Proposal; (iii) against any other action, agreement or transaction, that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the BCA or this Agreement or the performance by Stockholder of its obligations under this Agreement; (iv) against any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the BCA, or of Stockholder contained in this Agreement; and (v) in favor of any other matter reasonably necessary to the consummation of the transactions contemplated by the BCA, including the Merger (clauses (i) through (v) of this Section 1, the “Required Voting Matters”).

(b)    Notwithstanding the foregoing, nothing in this Agreement shall preclude the Stockholder from exercising full power and authority to vote the Securities in Stockholder’s sole discretion for or against (and the proxy granted by this Agreement shall not cover), any proposal submitted to a vote of the stockholders of the Company (i) that decreases the amount or changes the form of the consideration payable to Stockholder or (ii) that imposes any material restrictions or additional conditions on the consummation of the Merger or the payment of the SPAC Common Stock to the Stockholder, in the case of either clause (i) or (ii), not contemplated by the BCA or the Transaction Documents (clauses (i) and (ii), collectively, the “Excluded Voting Matters”).

(c)    Without Stockholder’s prior written consent, the Company shall not, directly or indirectly, amend, modify or waive the BCA or the Transaction Documents, such that (i) the consideration to be received by Stockholder pursuant to the BCA will not be registered pursuant to the Registration Statement/Proxy Statement (as defined in the BCA) and/or (ii) the Lock-up (as defined in the SPAC A&R Bylaws, as defined in the BCA) is amended in any manner materially adverse to Stockholder, determined in reference to the terms of such Lockup as set forth in the form SPAC A&R Bylaws attached to the BCA as of the date hereof (or as subsequently modified in full compliance with the terms of this provision).

The obligations of Stockholder specified in this Section 1 shall apply whether or not the Merger, any of the Transactions or any action described above is recommended by the board of directors of the Company.

2.    Grant of Irrevocable Proxy and Power of Attorney; Appointment of Proxy.

(a)    From and after the date hereof until the Expiration Date, Stockholder hereby irrevocably and unconditionally grants to, and appoints, SPAC and any designee thereof as Stockholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable) the Securities in accordance with the Required Voting Matters (and for the avoidance of doubt excluding the Excluded Voting Matters) in each case, in the event that the Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 2(a) on any matter except for those matters described in Section 1(a).

(b)    Stockholder hereby represents that any proxies and powers of attorney heretofore given in respect of the Securities, if any, are revocable, and hereby revokes such proxies and powers of attorney, other than that certain proxy in Section 8 of the Amended and Restated Voting Agreement, dated as of August 17, 2017, by and among the Company and certain stockholders party thereto (the “Voting Agreement”).

(c)    Stockholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 2 are given in connection with the execution of the BCA, and that such irrevocable proxy and power of attorney are given to secure the performance of the duties of Stockholder under this Agreement. Stockholder hereby further affirms that the irrevocable proxy and power of attorney are coupled with an interest and, except as set forth in this Section 2, are intended to be irrevocable. If for any reason the proxy or power of attorney granted herein is not irrevocable, then Stockholder agrees, until the Expiration Date, to vote the Securities in accordance with Section 1(a) above as instructed by SPAC in writing.

3.    Restrictions on Transfer. Except as contemplated by this Agreement, the BCA, and the Transactions, from the date hereof until the Expiration Date, Stockholder shall not, and shall cause its Affiliates not to, directly or indirectly, (a) offer for sale, sell, transfer, tender, pledge, convert, encumber, assign or otherwise dispose of (including by gift, merger, tendering into any tender offer or exchange offer or otherwise) (collectively, a “Transfer”), or enter into any contract, option, derivative, hedging or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Securities, (b) grant any proxies or powers of attorney with respect to any or all of the Securities (except in connection with voting by proxy at a meeting of stockholders of the Company as contemplated by Section 1 of this Agreement), or (c) permit to exist any lien or encumbrance with respect to any or all of the Securities other than those created by this Agreement; provided that any lien or encumbrance with respect to Securities that would not prevent, impair or delay Stockholder’s ability to comply with the terms and conditions of this Agreement shall be permitted and will not be deemed to violate the restrictions contained above. Notwithstanding the foregoing, this Section 3 shall not prohibit a Transfer of Securities by Stockholder (i) to one of its Affiliates, (ii) in the case of an individual, by gift to a member of one of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an Affiliate of such person; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in the case of an individual, pursuant to a charitable gift or contribution, and (vi) by virtue of the Stockholder’s organizational documents upon liquidation or dissolution of Stockholder; provided that in case of clauses (i)-(v), such transferee agrees in a writing, reasonably satisfactory in form and substance to SPAC, to assume all of the obligations of Stockholder hereunder and to be bound by the terms of this Agreement; provided, in the case of clauses (iii), (iv), and (vi), the transferee will not be required to assume the voting obligations under Section 1(a) of this Agreement if the transferee’s assumption of such obligations would violate any applicable Laws, including any securities Laws, or would reasonably be expected to materially delay or impede the Registration Statement / Proxy Statement being declared effective under the Securities Act. Any transfer in violation of this Section 3 shall be null and void ab initio.

4.    Inconsistent Agreements. Stockholder hereby covenants and agrees that, except for this Agreement, it (a) shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Securities and (b) shall not grant at any time while this Agreement remains in effect a proxy, consent or power of attorney with respect to the Securities.

5.    Restricted Activities. The Stockholder agrees that he, she or it shall (i) be bound by and subject to Sections 6.03 (No Claims Against the Trust Account), and 8.08(a) (Confidentiality; Publicity) of

the BCA to the same extent as such provisions apply to the parties to the BCA, as if the Stockholder is directly party thereto, and (ii) not, directly or indirectly, take any action that the Company is prohibited from taking pursuant to Section 8.05(a) of the BCA.

6.    Representations and Warranties of Stockholder. Stockholder represents and warrants to SPAC as follows:

(a)    If Stockholder is a natural person, Stockholder has full legal right and capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. If Stockholder is not a natural person, Stockholder is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement and perform its respective obligations hereunder.

(b)    The execution, delivery and performance of this Agreement by Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Stockholder and no other actions or proceedings on the part of Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Stockholder and constitutes the legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

(c)    The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated herein do not and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon the Owned Securities pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Stockholder is a party or by which Stockholder or to which the Owned Securities are subject, other than those which would not reasonably be expected to have a material adverse effect on the legal authority of Stockholder to enter into and timely perform its obligations under this Agreement (a “Stockholder Material Adverse Effect”), (ii) if Stockholder is not an individual, result in any violation of the provisions of the organizational documents of Stockholder, other than those that would not reasonably be expected to have a Stockholder Material Adverse Effect, or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any Governmental Authority having jurisdiction over Stockholder or any of its properties, other than those that would not reasonably be expected to have a Stockholder Material Adverse Effect.

(d)    Stockholder owns, beneficially and of record, as of the date hereof, the shares of Common Stock and Preferred Stock set forth on Exhibit A attached hereto free and clear of any proxy, voting restriction, adverse claim or other lien (other than any restrictions created by this Agreement, the Company Organizational Documents and applicable securities Laws). Except for shares of Common Stock and Preferred Stock set forth on Exhibit A attached hereto, as of the date of this Agreement, Stockholder is not a record holder of any (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the stockholders of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company, or (iii) options or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company, except as contemplated by the Transaction Agreements.

(e)    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act and those set forth as conditions to closing in the BCA, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by Stockholder from, or to be given by Stockholder to, or be made by Stockholder with, any Governmental Authority in connection with the execution, delivery and performance by Stockholder of this Agreement or the consummation of the transactions contemplated hereby.

(f)    There is no Action pending or, to the knowledge of Stockholder, threatened, against Stockholder that challenges Stockholder’s beneficial or record ownership of the Securities, the validity of this Agreement or the performance by Stockholder of its obligations under this Agreement.

(g)    Stockholder understands and acknowledges that SPAC is entering into the BCA in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of Stockholder contained herein.

(h)    No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which SPAC or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of Stockholder, on behalf of Stockholder.

7.    Waiver of Appraisal Rights. Stockholder hereby irrevocably waives, and agrees not to exercise, any rights of appraisal or rights of dissent from the Transactions that Stockholder may have with respect to the Securities.

8.    Termination. This Agreement shall terminate and be of no further force or effect upon the earliest to occur of (a) the consummation of the Merger, (b) the termination of the BCA pursuant to and in compliance with the terms therein, and (c) the mutual written agreement of each of the parties hereto to terminate this Agreement (such earliest date, the “Expiration Date”). Upon such termination, no party shall have any further obligations or liabilities hereunder; provided that (a) this Section 8, Section 10, Section 11, and Section 13 shall survive any termination of this Agreement and (b) such termination shall not relieve any party from liability for any Willful Breach of this Agreement prior to such termination. For purposes of this Section 8, “Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to constitute or result in a breach of this Agreement.

9.    Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Stockholder makes no agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of the Securities, and not in such Stockholder’s capacity as a director, officer or employee of any Group Company or in such Stockholder’s capacity as a trustee or fiduciary of any equity plan of the Company, as applicable and (b) nothing herein will be construed to limit or affect any action or inaction by such Stockholder or any representative of such Stockholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.

10.     Termination of Certain Agreements. The Company and Stockholder hereby acknowledge and agree that (i) the Amended and Restated Investors’ Rights Agreement, dated August 17, 2017, by and among the Company and the other parties thereto, (ii) the Voting Agreement, and (iii) the Amended &

Restated First Refusal and Co-Sale Agreement, dated August 17, 2017, by and among the Company and the other parties thereto (collectively, the “Stockholder Agreements”), shall, contingent upon the approval of the requisite stockholders of the Company and the occurrence of the Closing, terminate and be of no force and effect effective immediately prior to the Effective Time, and Stockholder hereby agrees to the waiver of any rights thereunder in connection with the transactions contemplated by the BCA.

11.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Persons that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any Party under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 11 shall limit, amend or waive any rights or obligations of any party to this Agreement or the BCA.

12.    No Ownership Interest. Nothing contained in this Agreement will be deemed to vest in the SPAC any direct or indirect ownership or incidents of ownership of or with respect to the Securities. All rights, ownership and economic benefits of and relating to the Securities shall remain vested in and belong to Stockholder, and the SPAC shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct Stockholder in the voting of any of the Securities, except as otherwise provided herein with respect to the Securities. Except as otherwise set forth in Section 1, the Stockholder shall not be restricted from voting in favor of, against or abstaining with respect to any other matters presented to the stockholders of the Company. Without limiting the foregoing, nothing in this Agreement shall obligate or require the Stockholder to exercise an option to purchase Company Capital Stock.

13.    Miscellaneous.

(a)    The parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the transactions contemplated by this Agreement.

(b)    Except as otherwise provided herein, each Party shall bear its own expenses incurred in connection with this Agreement, regardless of whether the Transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

(c)    All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to SPAC:

NavSight Holdings, Inc.

12020 Sunrise Valley Drive, Suite 100

Reston, Virginia 20191

Email: Reston, Virginia 20191

Attn: jack@navsight.com

with a copy to:

Venable LLP

1290 Avenue of the Americas, 20th Floor

New York, NY 10104

Attn: Wallace Christner

Email: wechristner@venable.com

if to the Company:

Spire Global, Inc.

251 Rhode Island St.

Suite 204

San Francisco, CA 94103

Attn: Legal Department

Email: legal@spire.com

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

Attention: Andrew Hill

E-mail: ahill@wsgr.com

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Ethan Lutske

E-mail: elutske@wsgr.com

if to Stockholder, to the address or email of Stockholder set forth on the signature page hereto.

(d)    This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the Parties in the same manner as this Agreement and which makes reference to this Agreement. Any Party may, at any time prior to the Closing, by action taken by its board of directors or equivalent governing body, or officers thereunto duly authorized, waive in writing any rights or conditions in its favor under this Agreement or agree to an amendment or modification to this Agreement and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

(e)    Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any right or remedies under or by reason of this Agreement; provided, however, that the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.

(f)    This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

(g)    This Agreement, and the other agreements referred to in this Agreement and the BCA, constitute the entire agreement among the Parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement, the BCA, and the Transaction Agreements. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(h)    This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court of the United States of America sitting in Delaware, and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such federal court and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such federal court. Each of the Parties agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 13(c). Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY DISPUTE OR CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13(H).

(i)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the Expiration Date, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 13(i) shall not be required to provide any bond or other security in connection with any such injunction.

(j)    In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the term “Securities” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(k)    For purposes of this Agreement, whenever the context requires the singular number shall include the plural, and vice versa, the masculine gender shall include the feminine and neuter genders, the feminine gender shall include the masculine and neuter genders, and the neuter gender shall include masculine and feminine genders. The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement. The headings and captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement, and shall not be referred to in connection with the construction or interpretation of this Agreement. The words, “hereby,” “herewith,” “herein,” “hereto,” “hereof” and words of similar import shall refer to this Agreement as a whole and not to any particular Section or paragraph hereof. Derivative forms of defined terms shall have correlative means.

(l)    If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

(m)    The Parties each acknowledges that (a) Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, is representing the Company in connection with this the BCA, the Transaction Documents and the transactions contemplated hereby and thereby, (b) Wilson Sonsini Goodrich & Rosati, Professional Corporation, is not representing the Stockholder in connection with this Agreement, the Merger, the BCA, the Transaction Document or the transactions contemplated hereby, thereby or otherwise and (c) the Stockholder acknowledges that he, she or it has had the opportunity to consult with its, his or her own counsel.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

SPAC:

NAVSIGHT, INC.

By:
Name:
Title:

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

COMPANY:

SPIRE GLOBAL, INC.

By:
Name:
Title:

[Signature page to Voting and Support Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

STOCKHOLDER:

[NAME]

By:
Name:
Title:

Address:

Email:

[Signature page to Voting and Support Agreement]

Exhibit A

Company Shares

Common Stock	[ ]
Preferred Stock	[ ]

Exhibit B

Form of Company Stockholder Written Consent

[See attached]

ANNEX H

SUBSCRIPTION AGREEMENT

NavSight Holdings, Inc.

12020 Sunrise Valley Drive

Suite 100

Reston, Virginia 20191

Ladies and Gentlemen:

In connection with the proposed business combination (the “Transaction”) between NavSight Holdings, Inc., a Delaware corporation (“SPAC”), and Spire Global Inc., a Delaware corporation (the “Company”), and pursuant to a business combination agreement (the “Transaction Agreement”) to be entered into among SPAC, the Company, and NavSight Merger Sub Inc. a Delaware corporation and wholly-owned subsidiary of SPAC formed for the purpose of consummating such business combination (“Merger Sub”), SPAC is seeking commitments from interested investors to subscribe for newly issued shares of Class A common stock, par value $0.0001 per share (the “Shares”), of SPAC, for a subscription price of $10.00 per share (the “Subscription”). The aggregate subscription price to be paid by the undersigned (the “Investor”) for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

Certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (as described in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (each, an “Other Investor”) have, severally and not jointly, entered into separate subscription agreements with SPAC (the “Other Subscription Agreements”), pursuant to which such investors have agreed to purchase Shares at the same per share purchase price as the Investor, and the aggregate amount of securities to be sold by SPAC pursuant to this Subscription Agreement and the Other Subscription Agreements equals, as of the date hereof, 24,500,000 Shares. Neither Placement Agent shall engage or participate in any communication or other activities with respect to any potential purchasers in any offer or sale of securities that are (a) “retail customers”, as defined in Regulation Best Interest promulgated under the Exchange Act (“Regulation Best Interest”), and/or (b) not “institutional accounts”, as defined in FINRA Rule 4512(c), (such investors, the “Excluded Investors”), and neither Placement Agent shall have any liability or responsibility with respect to, nor receive any fee in connection with the offering and sale of, any of the Securities that are offered or sold to any Excluded Investors (any such offer or sale, an “Excluded Investor Private Placement”). For purposes of clarity, any Investor who is a natural person shall be included within the definition of Excluded Investor.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Investor and SPAC agree as follows:

1.    Subscription. The Investor hereby subscribes for, and SPAC agrees to issue and sell to Investor, such number of Shares as is set forth on the signature page of this subscription agreement (the “Subscription Agreement”) on the terms, and subject to the conditions provided for herein. The Investor understands and agrees that the Investor’s subscription for the Shares shall be deemed to be accepted by SPAC when this Subscription Agreement is signed by a duly authorized person by or on behalf of SPAC, on the date hereof.

2.    Closing. Subject to the satisfaction or waiver of the conditions set forth in Section 3 below, the closing of the Subscription contemplated hereby (the “Closing”) shall occur on the date of, and substantially concurrently with and conditioned upon, the effectiveness and closing of the Transaction and immediately prior to the Effective Time (as defined in the Transaction Agreement) (the “Closing Date”). Upon delivery of written notice from (or on behalf of) SPAC to the Investor (the “Closing Notice”), that

SPAC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to SPAC, three (3) business days prior to the closing date specified in the Closing Notice (the “Scheduled Closing Date”), to be held in escrow, the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by SPAC in the Closing Notice. On the Closing Date, SPAC shall issue the Shares to the Investor, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), and subsequently cause the Shares to be registered in book entry form in the name of the Investor on SPAC’s share register, and the Subscription Amount shall be released from escrow automatically without any further action by SPAC or the Investor. In the event the Closing does not occur within three (3) business days of the Scheduled Closing Date, SPAC shall promptly (but not later than two (2) business days thereafter) return the Subscription Amount to the Investor. For the avoidance of doubt, the return of any Subscription Amount in connection with a delay in the Scheduled Closing Date shall not relieve the Investor of its obligations to pay the Subscription Amount on the date set forth in a revised Closing Notice and to otherwise comply with the terms and conditions of this Subscription Agreement. For purposes of this Subscription Agreement, “business day” shall mean any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in New York, New York are required or authorized by applicable law to be closed for business.

3.    Closing Conditions.

a.    The obligation of the parties hereto to consummate the issuance and subscription of the Shares pursuant to this Subscription Agreement is subject to the satisfaction or waiver (if permitted by law) of the following conditions:

(i)    there shall not be in force any Governmental Order (as defined in the Transaction Agreement), statute, rule or regulation enjoining or prohibiting the consummation of the Transaction or the transactions contemplated hereby; and

(ii)    all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived, other than those conditions under the Transaction Agreement that, by their nature, are to be satisfied at the closing of the Transaction, including to the extent that any such condition is dependent upon the substantially concurrent consummation of the issuance and subscription of the Shares pursuant to this Subscription Agreement.

b.    The obligation of SPAC to consummate the issuance of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or waiver of the conditions that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations, warranties, covenants and agreements of the Investor contained in this Subscription Agreement as of the Closing Date (except for such representations and warranties with respect to a specified date, which shall be true and correct as of such specified date) and (ii) Investor shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Investor at or prior to the Closing.

c.    The obligation of the Investor to consummate the subscription of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or waiver of the conditions that (i) all representations and warranties of SPAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by SPAC of each of the representations, warranties, covenants and agreements of the SPAC contained in this Subscription Agreement as of the Closing Date, (ii) SPAC shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by SPAC at or prior to the Closing, (iii) Transaction Agreement (as the same exists on the date hereof as provided to the Investor) shall not have been amended or modified, and no waiver shall have occurred thereunder , that would reasonably be expected to materially and adversely affect the economic benefits that the Investor would reasonably expect to receive under this Agreement without having received Investor’s prior written consent; (iv) no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction shall have occurred, and the NYSE (as defined below) shall have conditionally authorized, subject to official notice of issuance, the listing of the Shares acquired hereunder, and (y) there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits any such Other Investor thereunder unless the Investor has been offered substantially the same benefits.

4.    Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.    SPAC Representations and Warranties. SPAC represents and warrants to the Investor that:

a.    SPAC is duly incorporated, validly existing, and in good standing under the laws of the State of Delaware, with corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b.    As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under SPAC’s certificate of incorporation, bylaws, or other organizational documents (each as amended to the Closing Date) or under the laws of the State of Delaware.

c.    This Subscription Agreement has been duly authorized, executed and delivered by SPAC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) general principles of equity, whether considered at law or equity.

d.    The execution and delivery of, and the performance of the transactions contemplated by this Subscription Agreement, including the issuance of the Shares and the compliance by SPAC with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC or any of its subsidiaries is a party or by which SPAC or any of its subsidiaries is bound or to which any of the property or assets of SPAC is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of SPAC and its subsidiaries, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of SPAC to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of SPAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC, its subsidiaries, or any of their properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of SPAC to comply in all material respects with this Subscription Agreement.

e.    Concurrently with the execution and delivery of this Subscription Agreement, SPAC is entering into the Other Subscription Agreements providing for the sale of an aggregate of 24,500,000 Shares for an aggregate purchase price of $245,000,000 (including the Shares purchased and sold under this Subscription Agreement). There are no Other Subscription Agreements, side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any Other Investor (collectively, the “PIPE Agreements”) which include terms and conditions that are more advantageous to any such Other Investor (as compared to Investor) other than such PIPE Agreements containing any of the following: (i) any rights or benefits granted to an Other Investor in connection with such Other Investor’s compliance with any law, regulation or policy specifically applicable to such Other Investor or in connection with the taxable status of an Other Investor, (ii) any rights or benefits which are personal to an Other Investor based solely on its place of organization or headquarters, organizational form of, or other particular restrictions applicable to, such Other Investor, (iii) any rights with respect to the confidentiality or disclosure of an Other Investor’s identity, or (iv) any rights or benefits granted to SPAC, the sponsor of SPAC, the Company or any of their respective Affiliates or any of their respective partners, members, shareholders, employees or agents.

f.    Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Shares by SPAC to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g.    SPAC acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Investor in connection with a bona fide margin agreement, which shall not be deemed to be a transfer, sale or assignment of the Shares hereunder, and Investor effecting a pledge of Shares shall not be required to provide SPAC with any notice thereof or otherwise make any delivery to SPAC pursuant to this Agreement. SPAC hereby agrees to execute and deliver such documentation as a pledgee of the Shares may reasonably request in connection with a pledge of the Shares to such pledgee by Investor.

h.    As of their respective filing dates, all reports required to be filed by SPAC with the U.S. Securities and Exchange Commission (the “SEC”) since September 9, 2020 (the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder. None of the SEC Reports filed under the Exchange Act included, when filed or, if amended, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that SPAC makes no such representation or warranty with respect to any registration statement or any proxy statement/prospectus to be filed by SPAC with respect to the Transaction or any other information relating to the Company or any of its affiliates included in any SEC Report or filed as an exhibit thereto. SPAC has timely filed with the SEC each SEC Report that SPAC was required to file with the SEC. There are no material outstanding or unresolved comments in comment letters received by SPAC from the SEC (including from the staff of the Division of Corporation Finance of the SEC) with respect to any of the SEC Reports.

i.    SPAC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the issuance of the Shares pursuant to this Subscription Agreement, other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filings required in accordance with Section 12 of this Subscription Agreement; (iv) those required by the New York Stock Exchange (“NYSE”), including with respect to obtaining approval of SPAC’s stockholders, and (v) the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

j.    There are no securities or instruments issued by or to which SPAC is a party containing anti-dilution or similar provisions that will be triggered, and not fully waived by the holder of such securities or instruments pursuant to a written agreement or consent, by the issuance of the Shares pursuant to this Subscription Agreement or any Other Subscription Agreements.

k.    SPAC is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. SPAC has not received any written communication from a governmental authority that alleges that SPAC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

l.    Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act of 1933, as amended (the “Securities Act”), is required for the offer and sale of the Shares by SPAC to the Investor and the Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

m.    Neither SPAC nor any person acting on its behalf has offered or sold the Shares by any form of general solicitation or general advertising in violation of the Securities Act.

n.    The issued and outstanding Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. There is no suit, action, proceeding or investigation pending or, to the knowledge of SPAC, threatened against SPAC by the NYSE or the SEC with respect to any intention by such entity to deregister the Shares or prohibit or terminate the listing of the Shares on the NYSE, excluding, for the purposes of clarity, the customary ongoing review by NYSE in connection with the Transaction, SPAC has taken no action that is designed to terminate the registration of the Shares under the Exchange Act prior to the Closing.

o.    Except for such matters as have not had and would not reasonably be expected to have a Material Adverse Effect, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of SPAC, threatened in writing against SPAC or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against SPAC.

p.    SPAC is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares.

6.    Investor Representations and Warranties. The Investor represents and warrants to SPAC that:

a.    The Investor is an “accredited investor” (as described in Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts which is a qualified institutional buyer or accredited investor, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A).

b.    [Reserved]

c.    The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act, except as required by Section 7 of this Subscription Agreement. The Investor acknowledges and agrees that the Shares may not be resold, transferred, or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to SPAC, a Permitted Transferee of the Investor or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book-entry positions representing the Shares shall contain a restrictive legend to such effect. As a result the Investor may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges that the Shares will not immediately be eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The Investor understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares. “Permitted Transferee” means (a) the members of the Investor’s immediate family (where “immediate family” means, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings) or (b) any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor.

d.    The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.    The Investor acknowledges and agrees that the Investor has had access to, and an adequate opportunity to review such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, Merger Sub, the Company, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed SPAC’s filings with the SEC that the Investor deems necessary. The Investor understands that the 2020 financial statements (interim and year-end) and other financial information (whether historical or in the form of financial forecasts or projections) for periods after December 31, 2019 about the Company have been prepared and reviewed solely by the Company and its officers and employees and have not been reviewed by any outside party or certified or audited by an independent third-party auditor or audit firm. The Investor represents and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information, including financial information, as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Investor further acknowledges that the information provided to the Investor is preliminary and subject to change and that any changes to such information, including, without limitation, any changes based on updated information or changes in terms of the Transaction, shall in no way affect the Investor’s obligation to subscribe for the Shares hereunder.

f.    The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and SPAC or the Company as a result of a pre-existing substantive relationship (as interpreted in guidance from the SEC under the Securities Act), and the Shares were offered to the Investor solely by direct contact between the Investor and SPAC. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the SPAC represents that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, the Company, the Placement Agents or their respective affiliates or any of its or their control persons, officers, directors, employees or representatives), other than the representations and warranties of SPAC contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC.

g.    The Investor acknowledges that it is aware that there are substantial risks incident to the subscription and ownership of the Shares, including those set forth in SPAC’s filings with the SEC. The Investor is able to fend for itself in the transactions contemplated herein; has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares; has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment; and has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

h.    Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in SPAC. The Investor acknowledges specifically that a possibility of total loss exists.

i.    In making its decision to subscribe for the Shares, the Investor has relied solely upon independent investigation made by the Investor and the SPAC’s representations and warranties contained in this Subscription Agreement. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of either Placement Agent or any of their respective affiliates or any of its or their respective control persons, officers, directors, employees or representatives concerning SPAC, Merger Sub, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares. No disclosure or offering document has been prepared in connection with the offer and sale of the Shares by either of the Placement Agents. The Placement Agents and their respective directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to SPAC or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC.

j.    The Investor acknowledges that (i) SPAC, the Company and the Placement Agents currently may have, and later may come into possession of, information regarding SPAC or the Company that is not known to it and that may be material to a decision to enter into this transaction to purchase the Shares (“Excluded Information”), and (ii) the Investor has determined to enter into this transaction to purchase the Shares notwithstanding its lack of knowledge of the Excluded Information.

k.    The Investor acknowledges that certain information provided to it was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

l.    The Investor understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

m.    If the Investor is not a natural person, the Investor has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

n.    The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, and, if the Investor is not a natural person, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not a natural person, will not violate any provisions of the Investor’s charter documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. Assuming that this Subscription Agreement constitutes the valid and binding agreement of SPAC, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) general principles of equity, whether considered at law or equity.

o.    The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank . The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Investor, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to subscribe for the Shares were legally derived.

p.    Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by Investor with the SEC with respect to the beneficial ownership of Shares prior to the date hereof, the Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of equity securities of SPAC (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

q.    No disclosure or offering document has been prepared by Credit Suisse Securities (USA) LLC, BofA Securities, Inc. or any of their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and issuance of the Shares. The Excluded Investor acknowledges that (i) neither Placement Agent is participating in such Excluded Investor Private Placement nor is either of them making any recommendation to the Excluded Investors in respect of any Excluded Investor Private Placement, and (ii) the Excluded Investors are not deemed to be “retail investors” or “retail customers” of either Placement Agent for purposes of either SEC Form CRS or Regulation Best Interest.

r.    No Placement Agent nor any of their respective directors, officers, employees, representatives and controlling persons have made any independent investigation with respect to SPAC or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC.

s.    In connection with the issuance and subscription of the Shares, no Placement Agent has acted as the Investor’s financial advisor or fiduciary. The Investor has consulted its own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate and has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. No Placement Agent has provided any recommendation or investment advice nor solicited any action from the Investor with respect to the offer and issuance of Shares.

t.    The Investor has or has commitments to have, and at the Closing will have, sufficient funds to pay the Subscription Amount and consummate the issuance and subscription of the Shares when required pursuant to this Subscription Agreement.

u.    The Investor understands that BofA Securities, Inc., one of the Placement Agents, is also acting as an advisor to the Company in connection with the Transaction.

v.    As of the date of this Subscription Agreement, the Investor does not have, and during the thirty (30) day period immediately prior to the date of this Subscription Agreement, the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or Short Sale positions with respect to the securities of the Company. For purposes of this Subscription Agreement, “Short Sales” shall include, without limitation all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

7.    Registration Rights.

a.    In the event that the Shares are not registered in connection with the consummation of the Transaction, SPAC agrees that, within forty-five (45) calendar days after the consummation of the Transaction, it will file with the SEC (at its sole cost and expense) a registration statement registering such resale (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) ninety (90) calendar days after the filing thereof (or, in the event the SEC reviews and has written comments to the Registration Statement, the one hundred and twentieth (120th) calendar day following the filing thereof) and (ii) the tenth (10th) business day after the date SPAC is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review ((i) and (ii) collectively, the “Effectiveness Deadline”); provided, that if such falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business. SPAC’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to SPAC such information regarding the Investor, the securities of SPAC held by the Investor and the intended method of disposition of such Shares as shall be reasonably requested by SPAC to effect the registration of such Shares, and the Investor shall execute such documents in connection with such registration as SPAC may reasonably request that are customary of a selling stockholder in similar situations, including providing that SPAC shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder, provided that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares.

b.    In the case of the registration effected by SPAC pursuant to this Subscription Agreement, SPAC shall, upon reasonable request, inform the Investor as to the status of such registration, and shall:

(i)    except for such times as SPAC is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which SPAC determines to obtain, continuously effective with respect to the Investor, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earliest of the following: (i) the third anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, and (iii) on the first date on which the Investor can sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act within 90 days without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for the SPAC to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144()(2), as applicable (and the Investor agrees to disclose its ownership to SPAC upon request to assist it in making the above determination);

(ii)    advise the Investor within five (5) business days (A) when a Registration Statement or any post-effective amendment thereto has become effective, (B) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose, (C) of the receipt by SPAC of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (D) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading; provided that, notwithstanding anything herein to the contrary, SPAC shall not, when so advising the Investor of such events, provide the Investor with any material, nonpublic information regarding SPAC other than to the extent that providing notice to the Investor of the occurrence of the events listed in clauses (A) through (D) above constitutes material, nonpublic information regarding SPAC;

(iii)    use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv)    upon the occurrence of any event contemplated in Section 7.b(ii)(D), except for such times as SPAC is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, SPAC shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to subscribers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)    use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which SPAC’s common stock is then listed;

(vi)    for as long as the Investor holds Shares, use its commercially reasonable efforts to file all reports for so long as the condition in Rule 144(c)(1) (or Rule 144(i)(2), if applicable) is required to be satisfied, and provide all customary and reasonable cooperation, necessary to enable the Investor to sell the Shares under Rule 144; and

(vii)    use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Shares contemplated hereby.

c.    Notwithstanding anything to the contrary in this Subscription Agreement, SPAC shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the Investor not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by SPAC or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event SPAC’s board of directors reasonably believes, based upon the advice of external counsel, would require additional disclosure by SPAC in the Registration Statement of material information that SPAC has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of SPAC’s board of directors, based upon the advice of external counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that SPAC may not delay or suspend the Registration Statement for more than ninety (90) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from SPAC of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that (i) it will immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Investor receives copies of a supplemental or amended prospectus (which SPAC agrees to promptly prepare upon the expiration of such Suspension Event) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by SPAC that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by SPAC unless otherwise required by law or subpoena. If so directed by SPAC, the Investor will deliver to SPAC or, in the Investor’s sole discretion, destroy, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (i) to the extent the Investor is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up.

Investor may deliver written notice (an “Opt-Out Notice”) to the SPAC requesting that Investor not receive notices from the SPAC otherwise required by Section 7(c); provided, however, that Investor may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Investor (unless subsequently revoked), (i) the SPAC shall not deliver any such notices to Investor and Investor shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Investor’s intended use of an effective Registration Statement, Investor will notify the SPAC in writing at least two (2) Business Days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 7(c)) and the related suspension period remains in effect, the Investor will so notify SPAC, within one (1) Business Day of Investor’s notification to the SPAC, by delivering to Investor a copy of such previous notice of Suspension Event, and thereafter will provide Investor with the related notice of the conclusion of such Suspension Event promptly following its availability.

d.    The Investor hereby agrees that, from the date of this Subscription Agreement and until the Closing (or earlier termination of this Subscription Agreement), no person or entity, while acting in connection with this Transaction and on behalf of the Investor or any of its controlled affiliates or pursuant to any understanding in connection with this Transaction with the Investor or any of its controlled affiliates, will engage in any Short Sales with respect to securities of SPAC that are owned by the Investor or the Investor’s controlled affiliates. Solely for purposes of this Section 7(d), subject to the Investor’s compliance with its obligations under the U.S. federal securities laws and the Investor’s internal policies, (a) “Investor” shall not be deemed to include any employees, subsidiaries, desks, groups or affiliates of the Investor that are effectively walled off by appropriate “Fire Wall” information barriers approved by the Investor’s legal or compliance department, and (b) the foregoing covenants of this Section 7(d) shall not apply to any transaction by or on behalf of the Investor that was effected without the advice or participation of persons in receipt of information regarding this Transaction, and (c) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 7(d) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscription Amount covered by this Subscription Agreement.

e.    The legend described in Section 6(c) shall be removed and SPAC shall issue a certificate without such legend to the holder of the Shares or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company (“DTC”), if (i) the Shares are registered for resale under the Securities Act, upon the sale thereof, (ii) in connection with a sale, assignment or other transfer, such holder provides SPAC with an opinion of counsel, in a form reasonably acceptable to SPAC, to the effect that such sale, assignment or transfer of the Shares may be made without registration under the applicable requirements of the Securities Act, or (iii) the Shares can be sold, assigned or transferred without restriction or current public information requirements pursuant to Rule 144, including any volume and manner of sale restrictions which may be applicable to affiliates under Rule 144 and any requirement for SPAC to be in compliance with the current public information required under Rule 144(c) or 144(i), as applicable, and in each case, the holder provides SPAC with an undertaking to effect any sales or other transfers in accordance with the Securities Act. With respect to clause (i), while the Registration Statement is effective, SPAC shall cause its counsel, or counsel acceptable to the Transfer Agent, to issue to the Transfer Agent a “blanket” legal opinion to allow the legend on the Shares to be removed upon resale of the Shares pursuant to the effective Registration Statement in accordance with this Section 7. SPAC shall be responsible for the fees of the applicable transfer agent and all DTC fees associated with such issuance and the Investor shall be responsible for all other fees and expenses (including, without limitation, any applicable broker fees, feels and disbursements of their legal counsel and any applicable transfer taxes). To the extent required by the Transfer Agent, SPAC shall use commercially reasonable efforts to cause its legal counsel to deliver a customary opinion within two business days of the delivery of all reasonably necessary representations and other documentation from the Investor as reasonably requested by SPAC, its counsel or the transfer agent by the Investor to the Transfer Agent to the effect that the removal of the restrictive legend in such circumstances may be effected under the Securities Act.

f.    The SPAC agrees to indemnify, to the extent permitted by law, the Investor (to the extent a seller under the Registration Statement), its directors, officers, partners, agents, managers, members stockholders and each person who controls the Investor (within the meaning of the Securities Act), ), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented attorneys’ fees of one law firm (and one firm of local counsel)) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the SPAC by or on behalf of the Investor expressly for use therein.

8.    Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without the Transaction being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement, or (c) March 1, 2022 if the Closing has not occurred by such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such breach. SPAC shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement, and any monies paid by the Investor to SPAC in connection herewith shall promptly (and in any event within one business day) following a termination be returned to the Investor without any deduction for or on account of any tax withholding or set-off.

9.    Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Investor further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated September 9, 2020 (the “IPO Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account at any time for any reason whatsoever; provided, however, that nothing in this Section 9 shall (x) serve to limit or prohibit the Investor’s right to pursue a claim against SPAC for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Investor may have in the future against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (z) be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of Class A common stock shares of SPAC currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such shares, except to the extent that the Investor has otherwise agreed with SPAC to not exercise such redemption right. This Section 9 shall survive any termination of this Subscription Agreement.

10.    Miscellaneous.

a.    Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of the other party hereto; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Investor or by an affiliate of such investment manager without the prior consent of SPAC, (ii) Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates or to other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor or an affiliate thereof, without the prior consent of the SPAC, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by Investor, the assignee(s) shall become Investor hereunder and have the rights and obligations and be deemed to make the representations and warranties of Investor provided for herein to the extent of such assignment and (iii) the Investor’s rights under Section 7 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to this Section 10(a) shall relieve the Investor of its obligations hereunder, including any assignment to other investment funds or accounts managed or advised by the investment manager who acts on behalf of Investor or an affiliate thereof.

b.    SPAC may request from the Investor such additional information as SPAC may deem necessary to evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested; provided, that, SPAC agrees to keep any such information provided by Investor confidential (except as may be required by applicable law or legal process). The Investor acknowledges that SPAC may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report of SPAC or a registration statement of SPAC.

c.    The Investor acknowledges that SPAC will rely on the acknowledgments, understandings, agreements, representations and warranties of the Investor contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify SPAC if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect. The Investor agrees that the purchase of the Shares at the Closing constitutes a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the Closing.

d.    SPAC and each Placement Agent is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Placement Agents are entitled to rely on, and shall be third party beneficiaries of, the representations and warranties of the Investor contained herein and of the representations and warranties of SPAC contained in Sections 5.a through 5.c herein.

e.    All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any applicable statute of limitations under applicable law.

f.    This Subscription Agreement may not be modified, amended, terminated (other than pursuant to Section 8) or waived except by an instrument in writing, signed by each of the Investor and SPAC. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g.    This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7.f., Section 10.d, and Section 11, in each case, with respect to the persons referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and permitted assigns.

h.    Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i.    If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j.    This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

k.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

l.    Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i)	if to Investor, to such address(es) or email address(es) set forth herein;

(ii)	if to SPAC, to:

NavSight Holdings, Inc.
12020 Sunrise Valley Drive
Suite 100
Reston, Virginia 20191

Attn: Jack Pearlstein
Email: jack@navsight.com

with a required copy to (which copy shall not constitute notice):

Venable LLP
1290 Avenue of the Americas, 20th Floor
New York, NY 10104
Attn: Wallace Christner
Email: wechristner@venable.com

THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED IN AND PERFORMED IN THAT STATE. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT IN THE STATE OF DELAWARE SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 0 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 0.

m.    Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

11.    Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, SPAC, the Company, any of their affiliates or any of its or their control persons, officers, directors and employees), other than the statements, representations and warranties of SPAC expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in SPAC. The Investor agrees that none of (i) any other investor pursuant to this Subscription Agreement or any Other Subscription Agreement (including the respective controlling persons, officers, directors, partners, agents, or employees of any investor), (ii) the Placement Agents, their affiliates or any of its or their control persons, officers, directors or employees, or (iii) any party to the Transaction Agreement (other than SPAC), including any such party’s representatives, affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto shall be liable to the Investor, or to any other investor, pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the subscription of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by Placement Agent, SPAC, the Company, any of their affiliates or any of its or their control persons, officers, directors and employees concerning SPAC, the Company, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby.

12.    The Investor agrees that none of the Placement Agents shall be liable to it (including in contract, tort, under federal or state Shares laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with this Subscription Agreement.

13.    SPAC shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SPAC has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC or any of its affiliates, relating to the transactions contemplated by this Subscription Agreement. The Investor hereby consents to the publication and disclosure in the Form 8-K filed by SPAC with the SEC in connection with the execution and delivery of the Transaction Agreement, and the registration statement and proxy statement related thereto (and, as and to the extent otherwise required by the federal securities laws or the SEC or any other securities authorities, any other documents or communications provided by SPAC, the Company, or any of their affiliates to any governmental authority or to securityholders of SPAC or the Company), of the Investor’s identity and beneficial ownership of Shares and the nature of the Investor’s commitments, arrangements and understandings under and relating to this Subscription Agreement and, if deemed appropriate by SPAC or the Company, a copy of this Subscription Agreement in which case, SPAC shall provide the Investor with prior written notice (including by e-mail) of such permitted disclosure. The Investor will promptly provide any information reasonably requested by SPAC for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC). Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not (and shall cause the Company and the Placement Agents not to), without the prior written consent of the Investor, publicly disclose the name of the Investor or any of its affiliates or advisors, or include the name of the Investor or any of its affiliates or advisors, in any press release or marketing materials.

14.    Independent Obligations. The obligations of Investor under this Subscription Agreement are several and not joint with the obligations of any Other Investor under the Other Subscription Agreements, and Investor shall not be responsible in any way for the performance of the obligations of any Other Investor under the Other Subscription Agreements. The decision of Investor to purchase Shares pursuant to this Subscription Agreement has been made by Investor independently of any Other Investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of SPAC or any of its subsidiaries which may have been made or given by any Other Investor or by any agent or employee of any Other Investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or any Other Investors pursuant hereto or thereto, shall be deemed to constitute the Investor and Other Investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Investor acknowledges that no Other Investor has acted as agent for the Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of the Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor or investor to be joined as an additional party in any proceeding for such purpose

[SIGNATURE PAGES FOLLOW]

ANNEX H

Confidential

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:

Name in which Shares are to be registered (if different):	Date:

Investor’s SSN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount:	Price Per Share: $10

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by SPAC in the Closing Notice.

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date set forth below.

NAVSIGHT HOLDINGS, INC.

By:
Name:	Jack Pearlstein
Title:	Chief Financial Officer

Date:

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

☐ Investor is an “accredited investor” (as described in Rule 501(a) under the Securities Act) and has marked and initialed the appropriate box on the following page indicating the provision under which Investor qualifies as an “accredited investor.”

*** AND ***

B.	AFFILIATE STATUS

(Please check the applicable box) INVESTOR:

☐    is:

☐    is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of SPAC or acting on behalf of an affiliate of SPAC.

This page should be completed by Investor

and constitutes a part of the Subscription Agreement.

Schedule A-1

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Investor and under which Investor accordingly qualifies as an “accredited investor.”

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐

Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

This page should be completed by the Investor

and constitutes a part of the Subscription Agreement.

ANNEX I

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is entered into as of February 28, 2021, by and among NavSight Holdings, Inc., a Delaware corporation (the “Company”), each of the parties listed as Sponsor Parties on Schedule I (each, a “Sponsor Party” and collectively, the “Sponsor Parties”), and each of the parties listed as Target Parties on Schedule II attached hereto (each, a “Target Party” and collectively, the “Target Parties,” and together with the Sponsor Parties and any Person who hereafter becomes a party to this Agreement pursuant to Section 7.2, each, an “Investor” and collectively, the “Investors”).

WHEREAS, the Company, NavSight Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Spire Global, Inc., a Delaware corporation (the “Target”), and certain other parties have entered into that certain Business Combination Agreement, dated as of the date hereof (as amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Target (the “Merger”), with Target surviving as a wholly owned subsidiary of the Company (the “Surviving Company”);

WHEREAS, the Company and Six4 Holdings, LLC (“Sponsor”) are parties to that certain Registration Rights Agreement, dated as of September 9, 2020 (the “Prior Agreement”);

WHEREAS, the Sponsor Parties currently hold (i) 5,750,000 shares of Class B common stock of the Company (the “Company Class B Common Shares”) issued by the Company prior to the consummation of the Company’s initial public offering (such Company Class B Common Shares held by Sponsor, the “Founder Shares”) and (ii) warrants to purchase 6,600,000 shares of Class A common stock of the Company (the “Company Class A Common Shares,” and together with the Company Class B Common Shares, the “Company Shares”) issued by the Company simultaneously with the consummation of the Company’s initial public offering (such warrants held by Sponsor, the “Sponsor Warrants”);

WHEREAS, the remaining Founder Shares will automatically convert into Company Class A Common Shares at the effective time of the Merger on a one-for-one basis on the terms and conditions provided in the certificate of incorporation of the Company (as it may be amended and/or restated from time to time, the “Certificate of Incorporation”);

WHEREAS, the Target Parties currently hold shares of the common stock, par value $0.0001 per share, of the Target (the “Target Common Shares”) and shares of the preferred stock, par value $0.0001 per share, of the Target (the “Target Preferred Shares,” and together with the Target Common Shares, the “Target Shares”);

WHEREAS, pursuant to the Business Combination Agreement, (i) the Target Preferred Shares shall be converted into Target Common Shares immediately prior to the Closing and (ii) at the Closing, all outstanding Target Common Shares shall be converted into the right to receive Company Class A Common Shares, as described in more detail in the Business Combination Agreement;

WHEREAS, pursuant to the Business Combination Agreement, the Company will issue to certain Target Parties Company Class B Common Shares at the Closing;

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, certain of the Sponsor Parties are entering into subscription agreements with the Company and the Target pursuant to which such Sponsor Parties will purchase from the Company certain Company Class A Common Shares (the “PIPE Shares”);

WHEREAS, subject to, and conditioned upon, the occurrence of the Closing, the parties to the Prior Agreement desire to terminate the Prior Agreement effective as of immediately prior to the Closing and in lieu thereof agree to the terms and conditions hereof;

WHEREAS, subject to, and conditioned upon, the occurrence of the Closing, the parties desire to set forth their agreement with respect to registration rights, governance and certain other matters, in each case in accordance with the terms and conditions of this Agreement; and

WHEREAS, any capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Beneficially Own” has the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

“Board” means the board of directors of the Company.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Commission” means the Securities and Exchange Commission, or any other Federal agency then administering the Securities Act or the Exchange Act.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-1” means a Registration Statement on Form S-1 or any similar long-form registration statement that may be available at such time.

“Form S-3” means a Registration Statement on Form S-3 or any similar short-form registration statement that may be available at such time.

“Investor” has the meaning given in the Preamble.

“Necessary Action” means, with respect to any party hereto and a specified result, all actions (to the extent such actions are not prohibited by applicable Law and within such party’s control, and in the case of any action that requires a vote or other action on the part of the Board to the extent such action is consistent with fiduciary duties that the Company directors may have in such capacity) necessary to cause such result, including (a) calling special meetings of stockholders, (b) voting or providing a written consent or proxy, if applicable in each case, with respect to Company Shares, (c) causing the adoption of stockholders’ resolutions and amendments to the Certificate of Incorporation and bylaws of the Company, (d) executing agreements and instruments, (e) making, or causing to be made, with Governmental Authorities, all filings, registrations or similar actions that are required to achieve such result and (f) nominating or appointing certain Persons (including to fill vacancies) and providing the highest level of support for election of such Persons to the Board in connection with the annual or special meeting of stockholders of the Company.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“PIPE Investors” means the purchasers in the private placement of 24,500,000 Company Class A Common Shares pursuant to Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, in connection with the transactions contemplated by the Business Combination Agreement, for gross proceeds to the Company in an aggregate amount of approximately $245,000,000.

“Registrable Securities” means (a) any outstanding Company Class A Common Shares and Sponsor Warrants held by an Investor immediately following the Closing or thereafter acquired by an Investor (including Company Class A Common Shares distributable pursuant to the Business Combination Agreement), (b) Company Class A Common Shares issued or issuable upon exercise of any other equity security of the Company held by an Investor immediately following the Closing or thereafter acquired by an Investor (including Company Class A Common Shares issued or issuable upon (1) the conversion of the Founder Shares or the Company Class B Common Shares and (2) exercise of the Sponsor Warrants), (c) Company Class A Common Shares issued as Earnout Consideration pursuant to the Business Combination Agreement and held by the Target Parties, (d) Company Class A Common Shares issued as Earnout Consideration pursuant to the Business Combination Agreement and held by the Target Parties, and (e) any other equity securities of the Company issued or issuable with respect to any securities referred to in the foregoing clauses (a)-(d) by way of by way of any share split, share dividend or other distribution, recapitalization, share exchange, share reconstruction, amalgamation, contractual control arrangement or similar event; provided that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement, (ii) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act, (iii) such securities shall have ceased to be outstanding, or (iv) such time after the Closing as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such securities without limitation, during a three (3)-month period without registration (and without the requirement for the Company to be in compliance with the current public information required under subsection (c)(1) of Rule 144). Notwithstanding anything herein to the contrary, Registrable Securities shall not include the PIPE Shares.

“Registration” means a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Statement” means a registration statement filed by the Company or its successor with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, and consultants of such Person.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Transfer” means to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to any Company Shares (not including PIPE Shares), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Company Shares (not including PIPE Shares), whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) publicly announce any intention to effect any transaction, including the filing of a registration statement specified in clause (i) or (ii), other than a Registration Statement filed pursuant to this Agreement. Notwithstanding the foregoing, a Transfer shall not be deemed to include any transfer for no consideration if the donee, trustee, heir or other transferee has agreed in writing to be bound by the same terms under this Agreement to the extent and for the duration that such terms remain in effect at the time of the Transfer.

“Underwriter” means a securities dealer who purchases any Registrable Securities as principal in an underwritten offering and not as part of such dealer’s market-making activities.

“Underwritten Demand Registration” shall mean an underwritten public offering of Registrable Securities pursuant to a Demand Registration, as amended or supplemented, that is a fully marketed underwritten offering that requires Company management to participate in “road show” presentations to potential investors requiring substantial marketing effort from management over multiple days, the issuance of a “comfort letter” by the Company’s auditors, and the issuance of legal opinions by the Company’s legal counsel.

“Underwritten Takedown” shall mean an underwritten public offering of Registrable Securities pursuant to the Resale Shelf Registration Statement, as amended or supplemented, that requires the issuance of a “comfort letter” by the Company’s auditors and the issuance of legal opinions by the Company’s legal counsel.

2.    REGISTRATION RIGHTS.

2.1    Resale Shelf Registration Rights.

2.1.1    Registration Statement Covering Resale of Registrable Securities. Subject to compliance by the Investors with Section 3.4, the Company shall prepare and file or cause to be prepared and filed with the Commission, no later than forty-five (45) days following the Closing Date, a Registration Statement on Form S-3 or its successor form, or, if the Company is ineligible to use Form S-3, a Registration Statement on Form S-1, for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by Investors of all of the Registrable Securities then held by such Investors that are not covered by an effective resale registration statement (the “Resale Shelf Registration Statement”). The Company shall use reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective as soon as possible after filing, and once effective, to keep the Resale Shelf Registration Statement continuously effective under the Securities Act at all times until the expiration of the Effectiveness Period. In the event that the Company files a Form S-1 pursuant to this Section 2.1, the Company shall use its reasonable best efforts to convert the Form S-1 to a Form S-3 as soon as practicable after the Company is eligible to use Form S-3.

2.1.2    Notification and Distribution of Materials. The Company shall notify the Investors in writing of the effectiveness of the Resale Shelf Registration Statement and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Investors may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.1.3    Amendments and Supplements. Subject to the provisions of Section 2.1.1, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities during the Effectiveness Period.

2.1.4    New Registration Statements. Notwithstanding the registration obligations set forth in this Section 2.1, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the holders thereof and use its reasonable best efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-1, Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used reasonable best efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Investors, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its reasonable best efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form S-1, Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.1.5    Underwritten Takedown. If, at any time and from time to time after the expiration of any lock-up to which an Investor is subject, the Company shall receive a request from the holders of Registrable Securities with an estimated market value of at least $25,000,000 for an Underwritten Takedown of all or any portion of the requesting holder’s Registrable Securities, then the Company shall promptly give notice of such requested Underwritten Takedown at least ten Business Days prior to the anticipated filing date of the prospectus or supplement relating to such Underwritten Takedown to the other Investors and thereupon shall use its reasonable best efforts to effect, as expeditiously as possible, the offering in such Underwritten Takedown of (i) subject to the restrictions set forth in Section 2.2.4, all Registrable Securities for which the requesting holder has requested such offering under this Section 2.1.5, and (ii) subject to the restrictions set forth in Section 2.2.4, all other Registrable Securities that any holders of Registrable Securities have requested the Company to offer by request received by the Company within seven Business Days after such holders receive the Company’s notice of the Underwritten Takedown, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be offered.

(a)    Promptly after the expiration of the seven Business Day-period referred to in Section 2.1.5, the Company will notify all selling holders of the identities of the other selling holders and the number of shares of Registrable Securities requested to be included therein.

(b)    The Company shall be required to effectuate: (i) only one Underwritten Takedown by each of (A) the Sponsor Parties and (B) the Target Parties within any three-month period; (ii) no more than one Underwritten Takedown in respect of all Registrable Securities held by the Sponsor Parties after giving effect to Section 2.2.1(c); and (iii) an unlimited number of Underwritten Takedowns in respect of all Registrable Securities held by the Target Parties.

(c)    If the managing underwriter in an Underwritten Takedown advises the Company and the requesting holder that, in its view, the number of shares of Registrable Securities requested to be included in such underwritten offering exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold, the shares included in such Underwritten Takedown will be reduced by the Registrable Securities held by the selling holders (applied on a pro rata basis based on the total number of Registrable Securities held by such Investors, subject to a determination by the Commission that certain Investors must be reduced first based on the number of Registrable Securities held by such Investors).

2.1.6    Selection of Underwriters. The Company shall have the right to select an Underwriter or Underwriters in connection with an Underwritten Takedown, which Underwriter or Underwriters shall be reasonably acceptable to the Selling holders holding a majority in interest of the Registrable Securities requested to be sold in such Underwritten Takedown. In connection with an Underwritten Takedown, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Registrable Securities in such Underwritten Takedown, including, if necessary, the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with the Financial Industry Regulatory Authority, Inc.

2.1.7    Underwritten Takedowns effected pursuant to this Section 2.1 shall be counted as Demand Registrations effected pursuant to Section 2.2.

2.2    Demand Registration.

2.2.1    Request for Registration. At any time and from time to time after the expiration of any lock-up to which an Investor is subject, and subject to compliance by such Investor with Section 3.4, so long as there is not then an effective Resale Shelf Registration Statement available for the resale of Registrable Securities pursuant to Section 2.1, (i) the Sponsor, (ii) Sponsor Parties who hold a majority of the Registrable Securities held by all Sponsor Parties or (iii) the Target Parties may make a written demand for Registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any similar long-form Registration or, if then available, on Form S-3. Each registration requested pursuant to this Section 2.2.1 is referred to herein as a “Demand Registration”. Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all Investors that are holders of Registrable Securities of the demand, and each such holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within fifteen days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.2.4 and the proviso set forth in Section 3.1.1. The Company shall not be obligated to effect: (a) more than one Demand Registration during any three-month period; (b) any Demand Registration at any time there is an effective Resale Shelf Registration Statement on file with the Commission pursuant to Section 2.1; or (c) more than three Underwritten Demand Registrations in respect of all Registrable Securities held by the Sponsor Parties, each of which will also count as an Underwritten Takedown of the Sponsor Parties under Section 2.1.5(b)(ii). The Company shall be obligated to offer an unlimited number of Underwritten Demand Registrations in respect of the Registrable Securities held by the Target Parties.

2.2.2    Effective Registration. A Registration will not count as a Demand Registration until the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective and the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.2.3    Underwritten Demand Registration. If the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Demand Registration. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such underwriting by the holders initiating the Demand Registration, and subject to the approval of the Company. The parties agree that, in order to be effected, any Underwritten Demand Registration must result (i) in aggregate proceeds to the selling holders of at least $50,000,000 or (ii) the holders exercising the demand no longer holding any Registrable Securities.

2.2.4    Reduction of Offering. If the managing Underwriter or Underwriters for an Underwritten Demand Registration that is to be an underwritten offering advises the Company and the Demanding Holders in writing that, in such Underwriter’s or Underwriters’ opinion, the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other Company Shares or other securities which the Company desires to sell and the Company Shares, if any, as to which registration has been requested pursuant to written contractual piggy-back registration rights held by other shareholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such person has requested be included in such registration, regardless of the number of shares held by each such person (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the Company Shares or other securities that the Company desires to sell and (iii) to the extent that the Maximum Number of Shares have not been reached under the foregoing clauses (i) and (ii), any Company Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, as to which “piggy-back” registration has been requested by the holders thereof that can be sold without exceeding the Maximum Number of Shares.

2.2.5    Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any underwritten offering or are not entitled to include all of their Registrable Securities requested for inclusion in any underwritten offering, such majority-in-interest of the Demanding Holders may elect to withdraw from any Demand Registration by giving written notice to the Company and the Underwriter or Underwriters of their request to withdraw prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed, then either the Demanding Holders shall reimburse the Company for the costs associated with the withdrawn registration (in which case such registration shall not count as a Demand Registration provided for in Section 2.2.1) or the withdrawn registration shall count as a Demand Registration provided for in Section 2.2.1.

2.3    Piggy-Back Registration.

2.3.1    Piggy-Back Rights. If, at any time after the expiration of any lock-up to which an Investor’s Registrable Securities are subject, and subject to compliance by such Investor with Section 3.4, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for shareholders of the Company for their account (or by the Company and by shareholders of the Company including, without limitation, pursuant to Section 2.2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten days before the anticipated filing date, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five days following receipt of such notice (a “Piggy-Back Registration”). The foregoing rights shall not be available to any Investor at such time as (x) there is an effective Resale Shelf Registration Statement available for the resale of the Registrable Securities pursuant to Section 2.1, (y) such Registration is solely to be used for the offering of securities by the Company for its own account and (z) no other shareholder of the Company is entitled to participate in such Registration. The Company shall cause such Registrable Securities to be included in such registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed underwritten offering to permit the

Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration.

2.3.2    Reduction of Offering. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an underwritten offering advises the Company and the holders of Registrable Securities in writing that the dollar amount or number of Company Shares which the Company desires to sell, taken together with Company Shares, if any, as to which registration has been demanded pursuant to written contractual arrangements with persons other than the holders of Registrable Securities hereunder and the Registrable Securities as to which registration has been requested under this Section 2.3, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

(a)    If the registration is undertaken for the Company’s account: (A) first, the Company Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Company Shares or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares, Pro Rata; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Company Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares; and

(b)    If the registration is a “demand” registration undertaken at the demand of persons other than either the holders of Registrable Securities or the Company, (A) first, the Company Shares or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the Company Shares or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the Company Shares or other securities, if any, comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the Company Shares or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.3.3    Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement, if such offering is pursuant to a Demand Registration, or prior to the public announcement of the offering, if such offering is pursuant to an Underwritten Takedown. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.3.4    Unlimited Piggy-Back Registration Rights. For purposes of clarity, any Registration effected pursuant to this Section 2.3 shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2.

3.    REGISTRATION PROCEDURES.

3.1    Filings; Information. Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1    Filing Registration Statement. The Company shall use its reasonable best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.2, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its reasonable best efforts to cause such Registration Statement to become effective and use its reasonable best efforts to keep it effective for the Effectiveness Period; provided, however, that the Company shall have the right to defer any Demand Registration for up to 180 days, and any Piggy-Back Registration for such period as may be applicable to deferment of any Demand Registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by the Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company (the “Company Board”), it would be materially detrimental to the Company and its shareholders for such Registration Statement to be effected at such time; provided, further, that the Company shall not invoke such right on more than three occasions or for more than sixty (60) consecutive calendar days, or more than one hundred and twenty (120) total calendar days, in each case during any twelve-month period.

3.1.2    Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3    Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until the earliest of the following: (i) the date on which all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn and (ii) the date on which all Registrable Securities and other securities covered by such Registration Statement have ceased to be Registrable Securities (the “Effectiveness Period”).

3.1.4    Participation. The Company shall permit a representative of the Investors (such representative to be selected by a majority of the participating Investors), the Underwriters, if any, and any attorney and accountant selected by such Investors or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and shall cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information.

3.1.5    Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than three Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within five Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon.

3.1.6    Securities Laws Compliance. The Company shall use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.7    Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement, and the representations, warranties and covenants of the holders of Registrable Securities included in such registration statement in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the Company.

3.1.8    Comfort Letter. In the event of an Underwritten Takedown or an Underwritten Demand Registration, the Company shall obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an underwritten offering, and a customary “bring-down” thereof, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating holders.

3.1.9    Opinions and Negative Assurance Letter. In the event of an Underwritten Takedown or an Underwritten Demand Registration, on the date the Registrable Securities are delivered for sale pursuant to any Registration, the Company shall obtain an opinion and negative assurances letter, each dated such date, of one counsel representing the Company for the purposes of such Registration, including an opinion of local counsel if applicable, addressed to the holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to such Registration in respect of which such opinion is being given as the holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority in interest of the participating holders.

3.1.10    Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate fully in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.11    Transfer Agent. The Company shall provide and maintain a transfer agent and registrar for the Registrable Securities.

3.1.12    Records. Upon execution of confidentiality agreements, the Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any of them in connection with such Registration Statement.

3.1.13    Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its shareholders, as soon as practicable, an earnings statement covering a period of twelve months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.14    Road Show. If an offering pursuant to this Agreement is conducted as an Underwritten Takedown or an Underwritten Demand Registration and involves Registrable Securities with an aggregate offering price (before deduction of underwriting discounts) that exceeds $50,000,000, the Company shall use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such offering.

3.1.15    Listing. The Company shall use its reasonable best efforts to cause all Registrable Securities included in any Registration Statement to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated.

3.2    Obligation to Suspend Distribution. Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.1.5(iv), or, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Company Board, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.5(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. The foregoing right to delay or suspend may be exercised by the Company for no longer than 180 days in any 12-month period.

3.3    Registration Expenses. The Company shall bear all costs and expenses incurred in connection with the Resale Shelf Registration Statement pursuant to Section 2.1, any Demand Registration pursuant to Section 2.2.1, any underwritten Takedown pursuant to Section 2.1.5 or any Piggy-Back Registration pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.15; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company; (viii) the fees and expenses of any special experts retained by the Company in connection with such registration and (ix) the reasonable fees and expenses of one legal counsel selected by the holders of a majority-in-interest of the Registrable Securities included in such registration, not to exceed $75,000. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders, but the Company shall pay any underwriting discounts or selling commissions attributable to the securities it sells for its own account.

3.4    Information. The holders of Registrable Securities shall promptly provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act and in connection with the Company’s obligation to comply with Federal and applicable state securities laws.

3.5    Other Obligations. At any time and from time to time after the expiration of any lock-up to which such Company Shares are subject, in connection with a sale or transfer of Registrable Securities exempt from registration under the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the applicable holders in connection therewith, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by such holders in connection with the aforementioned sales or transfers; provided, however, that the Company shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any sale or transfer of Registrable Securities in any transaction that does not constitute an Underwritten Takedown or an Underwritten Demand Registration.

4.    INDEMNIFICATION AND CONTRIBUTION.

4.1    Indemnification by the Company. The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus.

4.2    Indemnification by Holders of Registrable Securities. Each selling holder of Registrable Securities will, in the event that any Registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers, and each other selling holder and each other person, if any, who controls another selling holder within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, or is based on any selling holder’s violation of the federal securities laws (including Regulation M) or failure to sell the Registrable Securities in accordance with the plan of distribution contained in the prospectus, and shall reimburse the Company, its directors and officers, and each other selling holder or controlling person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds actually received by such selling holder.

4.3    Conduct of Indemnification Proceedings. Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Sections 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel, which counsel is reasonably acceptable to the Indemnifying Party) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4    Contribution.

4.4.1    If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2    The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in Section 4.4.1.

4.4.3    The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5.    UNDERWRITING AND DISTRIBUTION; LOCKUP.

5.1    Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

5.2    Lockup. Each Sponsor Party agrees that the Company Shares (not including PIPE Shares) Beneficially Owned or owned of record by such Sponsor Party may not be transferred, assigned or sold (except to certain Permitted Transferees as described in this Agreement) (the “Lockup”) until the first to occur of (1) one year after the Closing, (2) such time, if any, as the closing price of the Company Shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing, and (3) the date following the Closing Date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Company Shares for cash, securities or other property. The restrictions set forth in this Section 5.2 shall not apply to Transfers made: (i) pursuant to a bona fide gift or charitable contribution; (ii) by will or intestate succession upon the death of Sponsor Party; (iii) to any Permitted Transferee; (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; or (v) in the event of the Company’s completion of a liquidation, merger, share exchange or other similar transaction which results in all of its shareholders having the right to exchange their Company Shares for cash, securities or other property; provided that, in the case of (i), (ii), (iii) or (iv), (A) the recipient of such Transfer must enter into a written agreement agreeing to be bound by the terms of this Agreement, including the transfer restrictions set forth in this Section 5.2 and (B)(x) no filing under Section 16(a) of the Exchange Act or other public announcement reporting a reduction in beneficial ownership of shares shall be required or shall be voluntarily made during the Lockup period described above and (y) such transfer or disposition shall not involve a disposition for value. “Permitted Transferee” means (a) the members of a Sponsor Party’s immediate family (where “immediate family” means, with respect to any natural person, any of the following: such person’s spouse, the siblings of such person and his or her spouse, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses and siblings); (b) any trust for the direct or indirect benefit of a Sponsor Party or the immediate family of a Sponsor Party; (c) if a Sponsor Party is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust; (d) any officer, director, general partner, limited partner, shareholder, member, or owner of similar equity interests in a Sponsor Party or any affiliate of a Sponsor Party; (e) any affiliate of a Sponsor Party or (f) any affiliate of an immediate family of a Sponsor Party.

6.    BOARD OF DIRECTORS.

6.1    Composition of the Board. At the Closing, the Company and each of the Investors who are then serving on the Board as a director shall take all Necessary Action to cause the Board to be comprised of seven (7) directors and provide for the following individuals to be nominated for election to the Board in accordance with this Section 6: Theresa Condor, Stephen Messer, Jack Pearlstein, Peter Platzer, Will Porteous and two (2) vacancies;

6.2    Sponsor Director; Independent Directors.

6.2.1    Until the earlier to occur of (a) the expiration of the initial term of Jack Pearlstein as a Class II Director pursuant to Section 6.3 and (b) the Sponsor Parties ceasing to collectively Beneficially Own, directly or indirectly, at least fifty percent (50%) of the number of Company Shares (not including PIPE Shares) Beneficially Owned by the Sponsor Parties as of immediately after the Closing, the Company and each of the Investors who are then serving on the Board as a director shall take all Necessary Action to cause one (1) individual designated by Sponsor, who shall be reasonably acceptable to a majority of the other members of the Board then serving, to be nominated for election to the Board as a Class II Director (the “Sponsor Director”). Jack Pearlstein shall serve as the initial Sponsor Director.

6.2.2    Prior to the one (1)-year anniversary of the Closing, the chief executive officer of the Company, following consultation with the other members of the Board, shall designate two (2) individuals to serve as members of the Board, each of whom shall satisfy the independence requirements of the New York Stock Exchange. The Company and each of the Investors who are then serving on the Board as director shall take all Necessary Action to nominate or cause the Board to appoint, as applicable, such individuals as promptly as practicable after such designation (and in any event prior to the next meeting or action of the Board or applicable committee).

6.3    Classified Board. At the Closing, the Company and each of the Investors then serving as directors shall take all Necessary Action to cause the Board to be divided into three classes pursuant to the Company’s Certificate of Incorporation as follows: Stephen Messer and Peter Platzer shall each serve as a Class I Director, the Sponsor Director and Will Porteous shall each serve as a Class II Director, and Theresa Condor shall serve as a Class III Director.

6.4    Chairman. At the Closing, the Investors who are then serving on the Board as a director shall designate Peter Platzer as Chairman of the Board.

6.5    Removal; Vacancy. For so long as the Sponsor remains entitled to designate the Sponsor Director for nomination pursuant to Section 6.2.1, (a) the Sponsor Director hereby agrees to resign from the Board promptly upon the receipt of a notice from the Sponsor directing him or her to resign, and (b) the Sponsor shall have the exclusive right to designate the Sponsor Director for nomination to the Board to fill vacancies created by reason of death, removal or resignation of a Sponsor Director. No Investor shall take any action to remove the Sponsor Director unless such removal is for cause or if the Sponsor is no longer entitled to nominate such director pursuant to Section 6.2.1. At such time as the Sponsor is no longer entitled to nominate a director to the Board pursuant to Section 6.2.1, the Sponsor shall take all Necessary Action to cause the Sponsor Director to tender his or her resignation.

6.6    Committees. In accordance with Certificate of Incorporation and bylaws of the Company, (a) the Board shall establish and maintain committees of the Board for Audit, Compensation, and Nominating and Corporate Governance, and (b) the Board may from time to time by resolution establish and maintain other committees of the Board. Subject to applicable Laws and stock exchange regulations, and subject to requisite independence requirements applicable to such committee, for so long as the Sponsor remains entitled to nominate a Sponsor Director pursuant to Section 6.2.1, the Sponsor Director will have the option of serving on each committee of the Board and the Company and each Investor then serving as a director shall take all Necessary Action to have the Sponsor Director appointed to each committee of the Board on which the Sponsor Director so elects to serve.

6.7    Reimbursement of Expenses. The Company shall reimburse the members of the Board for all reasonable out-of-pocket expenses incurred in connection with their attendance at meetings of the Board and any committees thereof in accordance with the Company’s internal policies, as amended from time to time.

6.8    Indemnification. For so long as any Board member serves as a director of the Company, the Company shall not amend, alter or repeal any right to indemnification or exculpation covering or benefiting such director as and to the extent consistent with applicable Law, the Certificate of Incorporation, the bylaws of the Company and any indemnification agreements with such director (whether such right is contained in the organizational documents of the Company or another document), except to the extent such amendment or alteration permits the Company to provide broader indemnification or exculpation rights on a retroactive basis than permitted prior thereto.

6.9    Review of Nominees. Any director nominee shall be subject to the Company’s customary due diligence process, including its review of a completed questionnaire and a background check. Based on the foregoing, the Company may reasonably object to any such nominee within fifteen (15) days of receiving such completed questionnaire and background check authorization, (a) provided it does so in good faith and (b) solely to the extent such objection is based upon any of the following: (i) such nominee was convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses); (ii) such nominee was the subject of any order, judgment or decree not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining such proposed director from, or otherwise limiting his or her ability to, engage in (A) any type of business practice or (B) any activity in connection with the purchase or sale of any security or in connection with any violation of federal or state securities laws; (iii) such nominee was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any federal or state authority barring, suspending or otherwise limiting for more than sixty (60) days the right of such person to engage in any activity described in clause (ii)(B), or to be associated with persons engaged in such activity; (iv) such nominee was found by a court of competent jurisdiction in a civil action or by the Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated; or (v) such nominee was the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated, relating to a violation of any federal or state securities laws or regulations. In the event the Board reasonably finds any such nominee to be unsuitable based upon one or more of the foregoing clauses (i) through (v) and reasonably objects to such nominated director, the party(ies) that nominated such nominee shall be entitled to propose a different nominee to the Board within thirty (30) days of the Company’s notice to such party(ies) of its objection to such nominee and such replacement nominee shall be subject to the review process outlined in this Section 6.9.

6.10    Sharing of Information. To the extent permitted by antitrust, competition or any other applicable Law, each of the Company and the Investors agree and acknowledge that the Sponsor Director may share confidential, non-public information about the Company and its subsidiaries (“Confidential Information”) with the Sponsor, as applicable. Each of the Investors recognizes that it, or its Affiliates and Representatives, has acquired or will acquire Confidential Information the use or disclosure of which could cause the Company substantial loss and damages that could not be readily calculated and for which no remedy at Law would be adequate. Accordingly, each of the Investors covenants and agrees with the Company that it will not (and will cause its respective Affiliates and Representatives not to) at any time, except with the prior written consent of the Company, directly or indirectly, disclose any Confidential Information known to it to any third party, unless (a) such information becomes known to the public through no fault of such party, (b) disclosure is required by applicable Law (including any filing following the Closing Date with the Commission pursuant to applicable securities laws) or court of competent jurisdiction or requested by a Governmental Authority; provided that (other than in the case of any required filing following the Closing Date with the Commission or in connection with any routine audit or examination as described below) such party promptly notifies the Company of such requirement or request and takes commercially reasonable steps, at the sole cost and expense of the Company, to minimize the extent of any such required disclosure, (c) such information was available or becomes available to such party before, on or after the date of this Agreement, without restriction, from a source (other than the Company) without any breach of duty to the Company or (d) such information was independently developed by such party or its Representatives without the use of the Confidential Information. Notwithstanding the foregoing, nothing in this Agreement shall prohibit any of the Investors from disclosing Confidential Information (i) to any Affiliate, Representative, limited partner, member or shareholder of such party; provided that such Person shall be bound by an obligation of confidentiality with respect to such Confidential Information and such party shall be responsible for any breach of this Section 6.10 by any such Person or (ii) if such disclosure is made to a Governmental Authority with jurisdiction over such party in connection with a routine audit or examination that is not specifically directed at the Company or the Confidential Information; provided that such party shall request that confidential treatment be accorded to any information so disclosed. No Confidential Information shall be deemed to be provided to any Person, including any Affiliate of an Investor, unless such Confidential Information is actually provided to such Person.

7.    MISCELLANEOUS.

7.1    Other Registration Rights and Arrangements. The Company represents and warrants that, as of the Closing, no person, other than the Investors and the PIPE Investors, has any right to require the Company to register any Company Shares for sale or to include any Company Shares in any registration filed by the Company for the sale of shares for its own account or for the account of any other person. Subject to, and conditioned upon, the occurrence of the Closing, the parties hereby terminate the Prior Agreement effective as of the Closing, and from and after the Closing, the Prior Agreement shall be of no further force and effect and shall thereupon hereby be superseded and replaced in its entirety by this Agreement. The Company shall not hereafter enter into any agreement with respect to its equity securities that is inconsistent with or violates the rights granted to the Investors set forth in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

7.2    Assignment; No Third-Party Beneficiaries.

7.2.1    This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto and their respective successors and permitted assigns. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto, other than as expressly set forth in Section 4 and this Section 7.2.

7.2.2    The rights of an Investor under this Agreement with respect to such Investor’s Registrable Securities may be transferred or assigned by such Investor only to a transferee who acquires such Investor’s Registrable Securities; provided that such transferee must execute and deliver to the Company a properly completed agreement to be bound by the terms of this Agreement substantially in form attached hereto as Exhibit A (an “Addendum Agreement”), and the transferor shall have delivered to the Company no later than thirty days following the date of the transfer, written notification of such transfer setting forth the name of the transferor, the name and address of the transferee, and the number of Registrable Securities so transferred.

7.2.3    Any holder of two percent (2%) or more of the then-outstanding Company Class A Common Shares may, upon the written consent of the Company, become a party to this Agreement by executing and delivering a joinder agreement, in form and substance satisfactory to the Company, and thereafter shall be deemed an “Investor” for all purposes hereunder. Additionally, Joel Spark, Jeroen Cappaert and any executive officer of the Target may become party to this Agreement by executing and delivering a joinder agreement, in form and substance satisfactory to the Company, and thereafter shall be deemed a “Target Party” for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an “Investor” hereunder.

7.2.4    The execution of an Addendum Agreement shall constitute a permitted amendment of this Agreement and the party executing such Addendum Agreement shall be deemed to be an “Investor” with respect to Registrable Securities held by such party for all purposes hereunder.

7.3    Amendments and Modifications. Upon the written agreement of the Company and the Investors holding at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that (a) the provisions of Section 6 may be waived, amended or modified in a written agreement of (i) the Target Parties or their Permitted Transferees holding at least a majority in interest of the Registrable Securities held by all Target Parties and their Permitted Transferees at the time in question and (ii) Sponsor Parties or their Permitted Transferees holding at least a majority in interest of the Registrable Securities held by all Sponsor Parties and their Permitted Transferees at the time in question, without the consent of the Company, and (b) notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Investor, solely in his, her or its capacity as a holder of Company Shares (not including PIPE Shares) or Sponsor Warrants, in a manner that is materially different from the other Investors (solely in their capacities as holders of Company Shares (not including PIPE Shares) or Sponsor Warrants) shall require the consent of the Investor so affected. No course of dealing between any Investor or the Company and any other party hereto or any failure or delay on the part of an Investor or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of such Investor or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Notwithstanding anything to the contrary herein, no provision of this Agreement may be, directly or indirectly, amended or modified to impose additional obligations on an Investor, and this sentence may not be amended, modified or deleted as applied to any Investor, without the prior written consent of such Investor.

7.4    Term. This Agreement shall automatically terminate upon the first to occur of (i) the twentieth anniversary of the date of the Closing or (ii) the date on which there shall be no Registrable Securities outstanding; provided that, with respect to any Investor, such Investor will have no rights under this Agreement and all obligations of the Company to such Investor under this Agreement shall terminate upon the earlier of (x) the date such Investor holds no Registrable Securities or (y) if such Investor is a director or executive officer of the Company or the Company, the date such Investor no longer serves as a director or executive officer of the Company or the Company. Notwithstanding the foregoing, this Agreement shall terminate and shall be of no further force and effect if, and at such time, if any, as, the Business Combination Agreement is terminated in accordance with its terms prior to the Closing.

7.5    Notices. All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by facsimile or email, addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given (i) on the date of service or transmission if personally served or transmitted by telegram, telex or facsimile; provided that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day or (ii) one Business Day after being deposited with a reputable courier service with an order for next-day delivery, to the parties as follows:

If to the Company:

NavSight Holdings, Inc.

12020 Sunrise Valley Drive, Suite 100

Reston, Virginia 20191

Attn: Jack Pearlstein

Email: jack@navsight.com

With a copy to:

Venable LLP

1290 Avenue of the Americas, 20th Floor

New York, NY 10104

Attn: Wallace Christner

Email: wechristner@venable.com

If to an Investor:

To the address set forth under such Investor’s signature to this Agreement.

7.6    Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

7.7    Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

7.8    Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written, including, without limitation, the Prior Agreement (but subject to, and conditioned upon, the occurrence of the Closing).

7.9    Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY

NavSight Holdings, Inc.

By:	/s/ Jack Pearlstein
Name:	Jack Pearlstein
Its:	Chief Financial Officer

SIGNATURE PAGE TO INVESTOR RIGHTS AGREEMENT

INVESTORS:

SIX4 HOLDINGS, LLC

By:	/s/ Jack Pearlstein
Name:	Jack Pearlstein
Its:	Manager

Address:	12020 Sunrise Valley Drive,

Suite 100 Reston, VA 20191

Email:

/s/ Gilman Louie
Gilman Louie

Address:

Email:

/s/ Ambassador Henry Crumpton
Ambassador Henry Crumpton

Address:

Email:

/s/ Jack Pearlstein
Jack Pearlstein

Address:	12020 Sunrise Valley Drive,

Suite 100 Reston, VA 20191

Email:

INVESTORS (cont’d):

/s/ Robert Coleman
Robert Coleman

Address:

Email:

/s/ William Crowell
William Crowell

Address:

Email:

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

BESSEMER VENTURES PARTNERS IX L.P.
BESSEMER VENTURE PARTNERS IX
INSTITUTIONAL L.P.

By: Deer IX & Co. L.P., their General Partner
By: Deer IX & Co. L.P., their General Partner

By:	/s/ Scott Ring
Name:	Scott Ring
Title:	General Counsel

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

JEROEN CAPPAERT

/s/ Jeroen Cappaert

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

THERESA CONDOR

/s/ Theresa Condor

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTOR:

GLOBAL PUBLIC OFFERING MASTER FUND, LP

By its general partner, Global Public Offering Fund GP, LLC

By:	/s/ Key Compton
Name:	Key Compton
Title:	Director of Urgent International Inc., managing
member of Global Public Offering Fund GP, LLC

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

STEPHEN MESSER

/s/ Stephen Messer

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

PETER PLATZER

/s/ Peter Platzer

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

WILL PORTEOUS

/s/ Will Porteous

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

RRE LEADERS FUND, LP

By: RRE Leaders GP, LLC

By:	/s/ Will Porteous
Name:	Will Porteous
Title:	General Partner & COO

RRE VENTURES V, L.P.

By: RRE Ventures GP V, LLC, its General Partner

By:	/s/ Will Porteous
Name:	Will Porteous
Title:	General Partner & COO

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

JOEL SPARK

/s/ Joel Spark

IN WITNESS WHEREOF, the parties have caused this Investor Rights Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

INVESTORS:

ZEPHIR WORLDWIDE LLC

By:	/s/ Stephen Messer
Name:	Stephen Messer
Title:	Co-founder

SCHEDULE I

Sponsor Parties

Gilman Louie

Ambassador Henry Crumpton

Jack Pearlstein

Robert Coleman

William Crowell

Six4 Holdings, LLC

SCHEDULE II

Target Parties

Peter Platzer

Theresa Condor

Will Porteous

Stephen Messer

EXHIBIT A

Addendum Agreement

This Addendum Agreement (“Addendum Agreement”) is executed on                                     , by the undersigned (the “New Holder”) pursuant to the terms of that certain Investor Rights Agreement, dated as of [—], 2021, by and among NavSight Holdings, Inc. and the Investors identified therein (as amended, restated, supplemented, or otherwise modified from time to time, the “Agreement”). Capitalized terms used but not defined in this Addendum Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Addendum Agreement, the New Holder agrees as follows:

1.    Acknowledgment. New Holder acknowledges that New Holder is acquiring certain shares of Class A common stock of the Company (the “Shares”) as a transferee of such Shares from a party in such party’s capacity as a holder of Registrable Securities under the Agreement, and after such transfer, New Holder shall be considered an “Investor” and a holder of Registrable Securities for all purposes under the Agreement.

2.    Agreement. New Holder hereby (a) agrees that the Shares shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if the New Holder were originally a party thereto.

3.    Notice. Any notice required or permitted by the Agreement shall be given to New Holder at the address or facsimile number listed below New Holder’s signature below.

NEW HOLDER:

[—]

By:
Name:
Its:
Address:

Facsimile:

Acknowledged and agreed:

NavSight Holdings, Inc.

By:
Name:
Its:

ANNEX J

DELAWARE GENERAL CORPORATION LAW SECTION 262

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX K

APPRAISAL RIGHTS OF SPIRE STOCKHOLDERS

If the Business Combination is completed, holders of Spire Capital Stock who do not vote or give their written consent in favor of the Business Combination and adoption of the Business Combination Agreement may, under certain circumstances and by following the procedures outlined under Delaware law, exercise appraisal rights with respect to the Business Combination and obtain payment in cash of the fair value of their shares, as determined under Delaware law, as applicable. The following is a summary of the procedures to be followed under Section 262 of the DGCL, the full text of which is attached as Annex K hereto and is incorporated herein by reference. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares as to which appraisal rights are asserted, unless otherwise expressly noted herein. Failure to follow any of the procedures of Section 262 of the DGCL may result in loss or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before attempting to exercise such rights.

Only a holder of record of shares of Spire Capital Stock who has not consented to the Business Combination or the adoption of the Business Combination Agreement or otherwise waived or lost appraisal rights, and who continuously holds shares from the date of making a written demand for appraisal through the Effective Time, will be entitled to seek appraisal. The demand for appraisal must be executed by or for the holder of record and must reasonably identify the stockholder seeking appraisal. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record.

A record holder, such as a broker who holds shares of Spire Capital Stock as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise appraisal rights on behalf of such beneficial owners with respect to the shares held for such beneficial owners. In such case, the written demand for appraisal should set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of shares, such demand will be presumed to cover all shares held in the name of such record owner.

If Spire Stockholders approve the Business Combination Agreement by written consent, notice of the approval of the Business Combination and the availability of appraisal rights and a copy of Section 262 of the DGCL must be given to each of Spire’s stockholders who is entitled to appraisal rights by Spire either before the Effective Time, or by Spire, as the surviving corporation in the Business Combination, within 10 days following the Effective Time. Such notice, if given on or after the Effective Time, must also notify the Spire Stockholders of the Effective Time. Any Spire stockholder entitled to appraisal rights may, within 20 days after the date of giving of such notice, demand in writing from Spire the appraisal of his, her or its shares of capital stock. Such demand will be sufficient if it reasonably informs Spire of the identity of the stockholder and that the stockholder intends to demand an appraisal of the stockholder’s shares. Failure to make such a demand on or before the expiration of such 20-day period will foreclose a stockholder’s rights to seek appraisal. If the notice of availability of appraisal rights does not notify the stockholders of the Effective Time, then either (i) the applicable constituent corporation must send a second notice before the Effective Time notifying each stockholder entitled to appraisal rights of the Effective Time or (ii) the surviving corporation in the Business Combination must send such second notice to each stockholder entitled to appraisal rights on or within 10 days after the Effective Time, provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each of those stockholders entitled to appraisal rights and who has demanded appraisal of his, her or its shares in accordance with Section 262(d) of the DGCL.

A Spire Stockholder who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to: Spire Global, Inc., 8000 Towers Crescent Drive, Suite 1225, Vienna, Virginia 22182.

The withholding of written consent approving the Business Combination will not constitute a demand for appraisal.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Business Combination by delivering to Spire a written withdrawal of the demand for appraisal and acceptance of the Business Combination consideration. Thereafter, the written approval of Spire will be needed for such a withdrawal. Upon valid withdrawal of a demand for appraisal, a stockholder will be entitled to receive the consideration set forth in the Business Combination Agreement in exchange for his, her or its shares of capital stock of Spire, without interest. Once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however that the foregoing shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Business Combination within 60 days after the Effective Time.

Within 120 days after the Effective Time, in compliance with Section 262 of the DGCL, Spire, or any stockholder who has properly demanded appraisal and otherwise complied with Section 262 of the DGCL and who has not subsequently withdrawn, lost or waived his, her or its appraisal rights, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of stock held by all such stockholders. If, within 120 days after the Effective Time, no petition has been filed as provided above, all rights to appraisal will be lost and those shares will be deemed to have been converted at the Effective Time into the consideration set forth in the Business Combination Agreement, without interest. Spire and NavSight are not obligated and do not currently intend to file a petition. Accordingly, any stockholder who wishes to seek appraisal of his, her or its shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed by Section 262 of the DGCL. Any stockholder who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, within 120 days after the Effective Time and upon written request to Spire, to receive a statement setting forth the aggregate number of shares not voted in favor of the Business Combination and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be given to such stockholder within 10 days after a written request therefor has been received by Spire or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of such stock may, in such person’s own name, file a petition for appraisal or request the statement of shares not voted in favor of the Business Combination Agreement described in this paragraph.

Upon the filing of a petition for appraisal with the Delaware Court of Chancery by any such stockholder, service of a copy of such a petition shall be made upon Spire. Spire shall be required to, within 20 days after such service, file in the office of the Register in Chancery in which the petition was filed, a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares and with whom Spire has not reached agreements as to the value of their shares. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to Spire and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by Spire.

After notice is provided to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine the stockholders who have complied with the provisions of Section 262 of the DGCL and who have become entitled to an appraisal of their shares. The Delaware Court of Chancery may require stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings, and if any stockholder fails to comply with the requirement, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Accordingly, stockholders seeking appraisal of their shares should retain their share certificates pending resolution of the appraisal proceedings.

After determining the stockholders entitled to appraisal, the Delaware Court of Chancery will conduct the appraisal proceeding in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares of Spire Capital Stock subject to appraisal, taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid upon the amount determined to be the fair value (or in certain circumstances as described below, on the difference between the amount determined to be the fair value and the amount paid to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), as described further below. In Weinberger v. UOP, Inc. et al., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a Company.” The Delaware Supreme Court noted that Section 262 of the DGCL provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the Business Combination.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Business Combination and not the product of speculation, may be considered.”

Upon application by the surviving corporation in the Business Combination or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the Verified List filed by the surviving corporation in the Business Combination and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if so required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of Spire Capital Stock, together with interest, if any, by the surviving corporation in the Business Combination to the stockholders entitled thereto. The Court’s decree may be enforced as other decrees in such Court may be enforced.

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at a rate of 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the Business Combination may voluntarily pay to each stockholder entitled to appraisal an amount in cash, pursuant to subsection (h) of Section 262 of the DGCL, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

The costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Spire Stockholders who are considering seeking appraisal should be aware that the fair value of their shares as determined under Section 262 of the DGCL could be more than, the same as or less than any Business Combination consideration received under the Business Combination Agreement if such stockholders had not sought appraisal of their shares.

Any stockholder who has demanded appraisal rights for shares of Spire Capital Stock in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a date prior to the Effective Time).

If any stockholder who demands appraisal of shares under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, the stockholder’s shares will be converted into the right to receive such stockholder’s portion of the Business Combination consideration in accordance with the Business Combination Agreement, if any, without interest. A stockholder will fail to perfect, or effectively lose or withdraw, the right to appraisal if no petition for appraisal is filed within 120 calendar days after the completion of the Business Combination.

To the extent that there are any inconsistencies between the foregoing summary and Section 262 of the DGCL, the latter will control.

BY SIGNING AND RETURNING A WRITTEN CONSENT, SPIRE STOCKHOLDERS WILL IRREVOCABLY AND UNCONDITIONALLY WAIVE THEIR APPRAISAL RIGHTS.

IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF DELAWARE LAW RELATING TO APPRAISAL RIGHTS, ALL SPIRE STOCKHOLDERS THAT WISH TO EXERCISE APPRAISAL RIGHTS OR THAT WISH TO PRESERVE THEIR RIGHT TO DO SO SHOULD CAREFULLY REVIEW ANNEX K, SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN MAY RESULT IN THE LOSS OF SUCH RIGHTS. THOSE WISHING TO EXERCISE APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. FAILURE TO TAKE ANY REQUIRED STEP IN CONNECTION WITH EXERCISING APPRAISAL RIGHTS MAY RESULT IN THE TERMINATION OR WAIVER OF THOSE RIGHTS.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of directors and officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

In connection with the Business Combination, NavSight will enter into indemnification agreements with each of its directors and executive officers. These agreements will provide that NavSight will indemnify each of its directors and such officers to the fullest extent permitted by law and its certificate of incorporation and bylaws.

NavSight will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of NavSight arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 21.	Exhibits and Financial Statements Schedules.

Exhibit Number	Description

2.1+	Business Combination Agreement, dated as of February 28, 2021, by and among the registrant, NavSight Merger Sub Inc., Spire Global, Inc., Peter Platzer, Theresa Condor, Joel Spark, and Jeroen Cappaert (included as Annex A to the proxy statement/prospectus/information statement).

3.1	Amended and Restated Certificate of Incorporation of the registrant. (1)

3.2	Form of Certificate of Incorporation of Spire Global, Inc. to become effective upon the Business Combination (included as Annex B to the proxy statement/prospectus/information statement).

3.3	Amended and Restated Bylaws of the registrant. (2)

3.4	Form of Bylaws of Spire Global, Inc. to become effective upon the Business Combination (included as Annex C to the proxy statement/prospectus/information statement).

4.1	Specimen Class A Common Stock Share Certificate of the registrant. (3)

4.2	Warrant Agreement, dated as of September 9, 2020, by and between American Stock Transfer & Trust Company, LLC and the registrant. (4)

5.1	Form of Opinion of Venable LLP.

8.1	Form of Tax Opinion of Venable LLP.

10.1	Form of Voting and Support Agreement, by and among the registrant, Spire Global, Inc., and certain stockholders of Spire Global, Inc. (included as Annex G to the proxy statement/prospectus/information statement).

10.2	Form of Voting and Non-Redemption Agreement, by and among the registrant, Spire Global, Inc., and certain stockholders of the registrant (included as Annex F to the proxy statement/prospectus/information statement).

10.3	Form of Subscription Agreement, by and between the registrant and the undersigned subscriber party thereto (included as Annex H to the proxy statement/prospectus/information statement).

10.4	Investor Rights Agreement, dated as of February 28, 2021, by and among the registrant, Six4 Holdings, LLC, the directors of the registrant, Peter Platzer, Theresa Condor, Will Porteous, Stephen Messer, and certain other stockholders of Spire Global, Inc. (included as Annex I to the proxy statement/prospectus/information statement).

10.5	Waiver Agreement, dated as of February 28, 2021, by and among the registrant, Six4 Holdings, LLC, Spire Global, Inc., Gilman Louie, Henry Crumpton, Jack Pearlstein, Robert Coleman, and William Crowell. (5)

10.6+	Spire Global, Inc. 2021 Equity Incentive Plan and forms of agreement thereunder (included as Annex E to the proxy statement/prospectus/information statement).

10.7+	Spire Global, Inc. 2021 Employee Stock Purchase Plan (included as Annex E to the proxy statement/prospectus/information statement).

10.8+*	Confirmatory Employment Letter, dated as of , 2021, by and between Spire Global, Inc. and Thomas Krywe.

10.9+*	Confirmatory Employment Letter, dated as of , 2021, by and between Spire Global, Inc. and John Lusk.

10.10+*	Confirmatory Employment Letter, dated as of , 2021, by and between Spire Global, Inc. and Keith Johnson.

10.11+*	Confirmatory Employment Letter, dated as of , 2021, by and between Spire Global, Inc. and Theresa Condor.

10.12+*	Confirmatory Employment Letter, dated as of , 2021, by and between Spire Global, Inc. and Ananda Martin.

10.13*	Loan and Security Agreement by and among Spire, certain lenders party thereto, FP Credit Partners, L. P., as agent for the lenders, and certain of Spire’s subsidiaries as guarantors, dated as of April 15, 2021.

23.1	Consent of Marcum LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Form of Consent of Venable LLP (included as part of Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to the initial filing of the Registration Statement).

99.1*	Form of Proxy Card for registrant’s special meeting.

99.2	Consent of Peter Platzer to be named as a director.

99.3	Consent of Theresa Condor to be named as a director.

99.4	Consent of Stephen Messer to be named as a director.

99.5	Consent of William Porteous to be named as a director.

*	To be filed by amendment.
(1)	Incorporated by reference to Exhibit 3.2 filed with the Amendment No. 1 to Form S-1 filed by the Registrant on August 5, 2020.
(2)	Incorporated by reference to Exhibit 3.3 filed with the Amendment No. 1 to Form S-1 filed by the Registrant on August 5, 2020.
(3)	Incorporated by reference to Exhibit 4.2 filed with the Amendment No. 1 to Form S-1 filed by the Registrant on August 5, 2020.
(4)	Incorporated by reference to Exhibit 4.4 filed with the Amendment No. 1 to Form S-1 filed by the Registrant on August 5, 2020.
(5)	Incorporated by reference to Exhibit 10.5 filed with the Form 8-K filed by the Registrant on March 1, 2021.

Item 22.	Undertakings.

1.     The undersigned Registrant hereby undertakes:

A.    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; and

B.    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

C.    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

F.    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

G.    That every prospectus (i) that is filed pursuant to paragraph (F) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act , each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

H.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

I.    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

J.    To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on the 13th day of May, 2021.

NAVSIGHT HOLDINGS, INC.

By:	/s/ Robert A. Coleman
	Name:	Robert A. Coleman
	Title:	Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert A. Coleman and Jack Pearlstein, as his true and lawful attorney-in-fact and agent, with full power to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement on Form S-4, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or her substitute or resubstitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Robert A. Coleman	Chief Executive Officer and Chairman of the Board of Directors	May 13, 2021
Robert A. Coleman

/s/ Jack Pearlstein	Chief Financial Officer and Director (Principal Executive Officer and Principal Financial and Accounting Officer)	May 13, 2021
Jack Pearlstein

/s/ William P. Crowell	Director	May 13, 2021
William P. Crowell

/s/ Henry A. Crumpton	Director	May 13, 2021
Henry A. Crumpton

/s/ Gilman Louie	Director	May 13, 2021
Gilman Louie